Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274315

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

As previously announced on July 5, 2023, American Equity Investment Life Holding Company (“AEL”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 4, 2023, with Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Parent”), Arches Merger Sub Inc., an Iowa corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the limited purposes set forth in the Merger Agreement, Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia (“BAM”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into AEL (the “Merger”), with AEL surviving the Merger as an indirect wholly-owned subsidiary of Parent (the “Surviving Company”).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $1.00 per share, of AEL (“AEL Common Stock”) (excluding AEL Common Stock held by holders exercising appraisal rights, AEL Common Stock owned by AEL as treasury stock, AEL Common Stock owned by Parent, Merger Sub or their subsidiaries, including North End Re (Cayman) SPC (“North End”) and Freestone Re Ltd. (“Freestone” and, together with North End, the “Parent Group Shareholders”), or AEL Common Stock subject to AEL restricted stock awards) will automatically be cancelled and converted into the right to receive (i) $38.85 per share in cash, without interest (the “Cash Consideration”) and (ii) a number of fully paid and nonassessable class A limited voting shares of BAM (“BAM Class A Stock”) equal to the Exchange Ratio (as defined in the Merger Agreement) (the “Stock Consideration”, together with the Cash Consideration, the “Merger Consideration”). The BAM Class A Stock is traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol “BAM”.

If the 10-day volume-weighted average share price of BAM Class A Stock (measured five business days prior to closing of the Merger) (the “BAM Class A Stock Price”) is less than or equal to $35.51 but greater than or equal to $30.48, the Exchange Ratio will be 0.49707. The Exchange Ratio is subject to adjustment such that if the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being less than $54.00 per share, the Exchange Ratio will be increased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $54.00 and Parent will have the option to pay cash in lieu of some or all of the Stock Consideration. In the event that the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being greater than $56.50, the Exchange Ratio will be decreased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $56.50.

The Merger Agreement does not provide for the payment of any consideration with respect to the issued and outstanding shares of Series A preferred stock, par value $1.00 per share, or series B preferred stock, par value of $1.00 per share, of AEL (together, the “AEL Preferred Stock”), which shares will be unaffected by the Merger and will continue as preferred shares of the Surviving Company following the Merger. The relative rights, terms and conditions of the AEL Preferred Stock will remain unchanged and the depositary shares, each representing one-thousandth of one share of Series A or Series B preferred stock, as applicable, will continue to be listed on the New York Stock Exchange. The holders of the depositary shares representing the AEL Preferred Stock do not have any voting rights with respect to the Merger.

AEL will hold a special meeting of its shareholders on Friday, November 10, 2023, at 9:00 A.M. local time at 6000 Westown Parkway, West Des Moines, IA 50266 (including any adjournment or postponement thereof, the “Special Meeting”) in connection with the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”). We encourage you to allow ample time for check-in, which will open at 8:30 A.M., local time. At the Special Meeting, holders of AEL Common Stock will be asked to consider and vote on (i) a proposal to approve the Merger Agreement and the Transactions, including the Merger (the “Merger Proposal”), (ii) a proposal to approve, on an advisory (non-binding) basis, certain merger-related executive officer compensation that may be paid or become payable to AEL’s named executive officers in connection with the Merger (the “Compensation Proposal”) and (iii) a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

Your vote is very important, regardless of the number of shares you own. The record date for determining the AEL shareholders entitled to receive notice of, and to vote at, the Special Meeting is the close of business on October 10, 2023. The obligations of AEL, Parent, Merger Sub and BAM to complete the Transactions are subject to the satisfaction or waiver (if permissible under applicable law) of certain conditions set forth in the Merger Agreement, including the approval of the Merger Proposal at the Special Meeting by a majority of the votes cast (in person or by proxy) by the holders of AEL Common Stock outstanding as of the close of business on October 10, 2023 that are present and voting together as a single class at the Special Meeting, and the Transactions cannot be completed without such approval. More information about AEL, Parent, BAM and Merger Sub, the Special Meeting, the Merger Agreement and the Transactions, including the Merger, is included in the accompanying joint proxy statement/prospectus.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF AEL COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET AS PROMPTLY AS POSSIBLE, OR PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE PREADDRESSED POSTAGE-PAID ENVELOPE. IF YOUR SHARES OF AEL COMMON STOCK ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER NOMINEE, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY SUCH BANK, BROKER OR OTHER NOMINEE.

Your proxy is being solicited by the board of directors of AEL (the “AEL Board”). After careful consideration, on July 4, 2023, the AEL Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of AEL and its shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are holders of AEL Common Stock), (ii) adopted the Merger Agreement and the Transactions, including the Merger, (iii) directed that the Merger Agreement and the Transactions, including the Merger, be submitted to the shareholders of AEL for their approval and (iv) resolved to recommend approval of the Merger and the Merger Agreement to the shareholders of AEL. The AEL Board recommends that you vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal. The AEL Board made its determination after evaluating the Transactions in consultation with AEL’s management and AEL’s legal and financial advisors and considering a number of factors. See the section entitled “The Transactions—AEL’s Reasons for the Merger; Recommendation of the AEL Board” beginning on page 49 of the accompanying joint proxy statement/prospectus for a more detailed description of the factors considered by the AEL Board.

We urge you to read carefully the risks that are described in the “Risk Factors” section, beginning on page 17 of the accompanying joint proxy statement/prospectus. In addition, in considering the recommendation of the AEL Board, you should be aware that the directors and executive officers of AEL have certain interests in the Transactions that may be different from, or in addition to, the interests of AEL shareholders generally. See the section entitled “AEL Shareholder Proposals—Proposal 2: The Compensation Proposal” beginning on page 91 of the accompanying joint proxy statement/prospectus and “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67 of the accompanying joint proxy statement/prospectus for a more detailed description of these interests. The accompanying joint proxy statement/prospectus provides you with detailed information about the Transactions, and we urge you to read carefully in its entirety the accompanying joint proxy statement/prospectus, including the Annexes and documents incorporated by reference.

On behalf of the AEL Board, thank you for your consideration and continued support. If you have any questions, please contact Innisfree M&A Incorporated, our proxy solicitor assisting us in connection with the Special Meeting. Shareholders may call toll-free at (877) 456-3510. Banks and brokers may call collect at (212) 750-5833.

Sincerely,

Anant Bhalla

President and Chief Executive Officer

American Equity Investment Life Holding Company

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED THAT THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying joint proxy statement/prospectus is dated October 11, 2023 and is first being mailed to AEL shareholders on or about October 12, 2023.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 10, 2023

Dear Shareholders:

We are pleased to invite you to attend a special meeting of shareholders (including any adjournment or postponement thereof, the “Special Meeting”) of American Equity Investment Life Holding Company (“AEL”), an Iowa corporation, in connection with the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (as defined below) (collectively, the “Transactions”). The Special Meeting will be held on November 10, 2023, at 9:00 A.M. local time at 6000 Westown Parkway, West Des Moines, IA 50266 to consider and vote upon the matters listed below. We encourage you to allow ample time for check-in, which will open at 8:30 A.M., local time.

As previously announced, on July 5, 2023, AEL entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 4, 2023, with Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Parent”), Arches Merger Sub Inc., an Iowa corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the limited purposes set forth in the Merger Agreement, Brookfield Asset Management Ltd. (“BAM”), a company incorporated under the laws of the Province of British Columbia. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into AEL (the “Merger”), with AEL surviving the Merger as an indirect wholly-owned subsidiary of Parent (the “Surviving Company”). A copy of the Merger Agreement is included in the accompanying joint proxy statement/prospectus.

The Special Meeting will be held for the following purposes:

•	to consider and vote on a proposal to approve the Merger Agreement and the Transactions, including the Merger (the “Merger Proposal”);

•

to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain merger-related executive officer compensation that may be paid or become payable to AEL’s named executive officers in connection with the Merger (the “Compensation Proposal”); and

•

to consider and vote on a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

The approval by holders of AEL’s common stock, par value $1.00 per share (the “AEL Common Stock”, and such holders, the “Shareholders”), of the Merger Proposal is a condition to closing under the Merger Agreement. As such, the Shareholders must adopt the Merger Proposal in order for the Transactions to occur.

Because the vote on the Compensation Proposal is only advisory in nature, it will not be binding on AEL or the board of directors of AEL (the “AEL Board”). Accordingly, if the Merger Agreement is approved by the Shareholders and the Transactions are completed, the transaction-related compensation may be paid to AEL’s named executive officers to the extent payable in accordance with the terms of their respective compensation agreements and arrangements and regardless of the outcome of the Compensation Proposal.

Please refer to the accompanying joint proxy statement/prospectus for further information with respect to the business to be transacted at the Special Meeting.

Shareholders of record at the close of business on October 10, 2023 are entitled to notice of, and to vote on, all proposals at the Special Meeting and any adjournments or postponements of the Special Meeting.

To be approved, the Merger Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Merger Proposal, subject to a quorum being present at the Special Meeting.

To be approved, the Compensation Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Compensation Proposal, subject to a quorum being present at the Special Meeting.

To be approved, the Adjournment Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Adjournment Proposal, whether or not a quorum is present.

North End Re (Cayman) SPC, Freestone Re Ltd. and their respective affiliates (the “Parent Group Shareholders”) own 15,886,163 shares of AEL Common Stock representing approximately 20.20% of total voting power of the AEL Common Stock issued and outstanding as of the close of business on October 10, 2023. Concurrently with the execution of the Merger Agreement, the Parent Group Shareholders entered into a voting agreement with AEL (the “Voting Agreement”), pursuant to which, among other things, each Parent Group Shareholder agreed to: (1) vote all of their shares in favor of the Merger Proposal and (2) against any other takeover proposal or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger.

Your proxy is being solicited by the AEL Board. After careful consideration, on July 4, 2023, the AEL Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of AEL and its Shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are Shareholders), (ii) adopted the Merger Agreement and the Transactions, including the Merger, (iii) directed that the Merger Agreement and the Transactions, including the Merger, be submitted to the Shareholders for their approval and (iv) resolved to recommend approval of the Merger and the Merger Agreement to the Shareholders. The AEL Board recommends that you vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal. The AEL Board made its determination after evaluating the Transactions in consultation with AEL’s management and AEL’s legal and financial advisors and considering a number of factors. See the section entitled “The Transactions—AEL’s Reasons for the Merger; Recommendation of the AEL Board” beginning on page 49 of the accompanying joint proxy statement/prospectus for a more detailed description of the factors considered by the AEL Board.

We urge you to read carefully the risks that are described in the “Risk Factors” section, beginning on page 17 of the accompanying joint proxy statement/prospectus. In considering the recommendation of the AEL Board, you should be aware that the directors and executive officers of AEL have certain interests in the Transactions that may be different from, or in addition to, the interests of the Shareholders generally. See the sections entitled “AEL Shareholder Proposals—Proposal 2: The Compensation Proposal” beginning on page 91 of the accompanying joint proxy statement/prospectus and “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67 of the accompanying joint proxy statement/prospectus for a more detailed description of these interests.

AEL has determined that appraisal rights are available to the Shareholders under the applicable provisions of the Iowa Business Corporation Act (the “IBCA”). A copy of those provisions from the IBCA, and the financial statements required by those provisions, are included in the accompanying joint proxy statement/prospectus. The holders of the Series A preferred stock, par value $1.00 per share, and Series B preferred stock, par value $1.00 per share, of AEL (collectively, the “AEL Preferred Stock”) do not have any voting or appraisal rights in connection with the Merger, and such holders are receiving notice of the Special Meeting solely to comply with the notice requirements for the Special Meeting under the IBCA. The AEL Preferred Stock will remain outstanding after the Merger.

If you have any questions, please contact our proxy solicitor, Innisfree M&A Incorporated. Shareholders may call toll-free at (877) 456-3510. Banks and brokers may call collect at (212) 750-5833.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF AEL COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET AS PROMPTLY AS POSSIBLE, OR PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE PREADDRESSED POSTAGE-PAID ENVELOPE. IF YOUR SHARES OF AEL COMMON STOCK ARE HELD IN THE NAME OF A BANK, BROKER, TRUSTEE OR OTHER NOMINEE, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY SUCH BANK, BROKER OR OTHER NOMINEE.

By Order of the Board of Directors,

Mark A. Schuman

Vice President and Associate General Counsel –

Securities and Corporate Governance, and Assistant Secretary

American Equity Investment Life Holding Company

October 11, 2023

West Des Moines, Iowa

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus (this “joint proxy statement/prospectus”) contains or incorporates important business and financial information about BAM and AEL from other documents that BAM and AEL have filed with the United States Securities and Exchange Commission, which we refer to as the “SEC”, and that are contained in or incorporated by reference into this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find Additional Information” beginning on page 138 of this joint proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this joint proxy statement/prospectus or other information concerning BAM, without charge, by telephone or written request directed to:

Attention: Investor Relations

+1 (866) 989-0311

jason.fooks@brookfield.com

You may also request a copy of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning AEL, without charge, by telephone or written request directed to:

Attention: Investor Relations

6000 Westown Parkway

West Des Moines, Iowa 50266

+1 (515) 273-3763

sschwartz@american-equity.com

In order for you to receive timely delivery of the documents in advance of the special meeting of the Shareholders to be held on November 10, 2023, your request for such information must be received no later than November 3, 2023.

You may obtain copies of documents filed by BAM with applicable Canadian securities regulatory authorities and the SEC free of charge on BAM’s investor relations website at https://bam.brookfield.com/. You may obtain copies of documents filed by AEL with the SEC free of charge on AEL’s investor relations website at ir.american-equity.com/financial-reporting/sec-filings.

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ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-274315) filed by BAM with the SEC, constitutes a prospectus of BAM under Section 5 of the U.S. Securities Act with respect to the BAM Class A Stock to be issued in connection with the Transactions. This joint proxy statement/prospectus also constitutes a proxy statement of AEL under Section 14(a) of the U.S. Exchange Act.

This joint proxy statement/prospectus incorporates important business and financial information from documents filed with or furnished to the SEC not included in or delivered with this joint proxy statement/prospectus. You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 11, 2023. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such information. Neither our mailing of this joint proxy statement/prospectus to the Shareholders nor the issuance by BAM of the BAM Class A Stock in connection with the Merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction where or from any Person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding BAM and its affiliates has been provided by BAM and information contained in this joint proxy statement/prospectus regarding AEL and its affiliates has been provided by AEL.

If you have additional questions about the Transactions, need assistance in submitting your proxy or voting your AEL Common Stock, or need additional copies of the proxy statement or the enclosed proxy card, please contact the proxy solicitor at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll-free at (877) 456-3510.

Banks and brokers may call collect at (212) 750-5833.

To obtain timely delivery of requested materials, you must request the information no later than November 3, 2023, five business days prior to the Special Meeting.

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

“2024 Annual Meeting” has the meaning set forth in the section entitled “Future Shareholder Proposals”;

“Action” means any action, suit or proceeding by or before any Governmental Authority;

“Adjournment Proposal” means the proposal by the AEL Board to the Shareholders to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal;

“AEL” means American Equity Investment Life Holding Company, an Iowa corporation;

“AEL Annual Report” means the AEL annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023, as recast with respect to certain sections contained therein on a Current Report on Form 8-K, filed by AEL with the SEC on August 9, 2023;

“AEL Board” means the board of directors of AEL, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of AEL pursuant to AEL’s organizational documents and (b) was or is exercising such powers and authority;

“AEL Common Stock” means the common stock of AEL, par value $1.00 per share;

“AEL Employee” means each individual who is employed by AEL or any of its Subsidiaries immediately prior to the Effective Time;

“AEL ESOP” means the Company’s Employee Stock Ownership Plan, as amended and restated generally effective January 1, 2014, as may be amended from time to time.

“AEL Insurance Subsidiary” means each Subsidiary of AEL that conducts the business of insurance or reinsurance as an insurance company or a reinsurance company;

“AEL Option” means each option (whether vested or unvested) to purchase AEL Common Stock granted pursuant to an AEL Stock Plan (including for the avoidance of doubt any Performance-Vesting AEL Option);

“AEL Preferred Stock” means the Series A Preferred Stock and the Series B Preferred Stock;

“AEL PSU” means each award of AEL RSUs subject to performance-based vesting conditions;

“AEL Series A Deposit Agreement” means the Deposit Agreement, dated November 21, 2019, among AEL, Computershare Inc. and Computershare Trust Company, N.A., collectively, as depositary (the “Depositary”), Computershare Inc., as registrar and transfer agent, and the holders from time to time of the depositary receipts described therein relating to the Series A Preferred Stock;

“AEL Series A Depositary Share” means each depositary share issued pursuant to the Series A Deposit Agreement, representing one-thousandth of one share of Series A Preferred Stock;

“AEL Series B Deposit Agreement” means the Deposit Agreement, dated June 17, 2020, among AEL, the Depositary, Computershare Trust Company, N.A., as registrar and transfer agent, and the holders from time to time of the depositary receipts described therein relating to the Series B Preferred Stock;

“AEL Series B Depositary Share” means each depositary share issued pursuant to the Series B Deposit Agreement, representing one-thousandth of one share of Series B Preferred Stock;

“AEL Restricted Stock” means AEL Common Stock granted pursuant to an AEL Stock Plan that is subject to vesting restrictions;

“AEL RSU” means each restricted stock unit payable in AEL Common Stock or whose value is determined with reference to the value of AEL Common Stock, granted pursuant to an AEL Stock Plan, other than an AEL PSU;

“AEL Stock Plans” means the Company’s (a) 2023 Equity Incentive Plan, (b) Amended and Restated Equity Incentive Plan and (c) 2016 Employee Incentive Plan, in each case, as may be amended or restated from time to time and, in each case, the award agreements thereunder;

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“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For purposes of this joint proxy statement/prospectus, (a) Parent and its Subsidiaries shall be deemed not to be Affiliates or portfolio companies of BN, BAM and their respective Subsidiaries, (b) BAM shall be deemed not to be an Affiliate or portfolio company of BN and its Subsidiaries and (c) Parent, BN and BAM and their respective Subsidiaries shall be deemed not to be Affiliates of AEL or any of its Subsidiaries;

“Articles of Merger” means the articles of merger in the form mutually agreed to by Parent and AEL, as required by and executed in accordance with the IBCA;

“BAM” means Brookfield Asset Management Ltd., a company incorporated under the Laws of the Province of British Columbia;

“BAM Annual Report” means the BAM annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 3, 2023;

“BAM Board” means the board of directors of BAM, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of BAM pursuant to the BAM organizational documents and (b) was or is exercising such powers and authority;

“BAM Class A Fixed Stock Price” means an amount in cash equal to $16.15;

“BAM Class A Stock” means the class A limited voting shares of BAM;

“BAM Class A Stock Price” means the volume-weighted average sales price per share taken to four decimal places of BAM Class A Stock on the U.S. Consolidated Tape over the period of 10 consecutive trading days concluding with the market closing trade on the NYSE on the fifth trading day immediately preceding the Closing Date (such period, the “BAM Class A Stock Price Measuring Period”), as calculated by Bloomberg Financial LP under the function “VWAP” by using the instruction “BAM US Equity AQR” (or, if not available, in another authoritative source mutually selected by AEL and Parent);

“BAM Class A Stock Price Measuring Period” has the meaning set forth in the definition of “BAM Class A Stock Price”;

“BAM ULC” means Brookfield Asset Management ULC, an unlimited liability company organized under the Laws of the Province of British Columbia;

“BN” means Brookfield Corporation, a corporation organized under the Laws of the Province of Ontario;

“Brookfield” means BAM and BN, collectively;

“business day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, the City of Toronto, Ontario, or the City of Des Moines, Iowa, are authorized or required by applicable Law to be closed;

“C$” means Canadian dollars;

“Cash Consideration” has the meaning set forth in the definition of “Merger Consideration”;

“CEO” means the Chief Executive Officer of AEL;

“Certificate” means, as the context requires, any physical share certificate, or rights certificate, of AEL and/or a direct registration system advice commonly referred to as a DRS advice or a similar document evidencing the electronic registration of ownership of AEL Common Stock;

“Closing Date” means the date on which the Merger is completed;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Compensation Proposal” means the proposal by the AEL Board to the Shareholders to approve, on an advisory (non-binding) basis, certain merger-related executive officer compensation that may be paid or become payable to AEL’s NEOs in connection with the Merger;

“Consent” means any consent, waiver, approval, license, Permit (as defined in the Merger Agreement), order, non-objection or authorization;

“Convention” has the meaning set forth in the section entitled “The Transactions—Material Canadian Federal Income Tax Consequences”;

“COVID-19” means SARS-CoV-2 and its disease commonly known as COVID-19, including any intensification, resurgence and any evolutions or additional strains, variations, sequences or mutations thereof or any related or associated epidemics, pandemics, disease outbreaks or public health emergencies;

“COVID Measures” means (a) any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester, safety or similar applicable Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act, or any other response to COVID-19 and (b) the reversal or discontinuation of any of the foregoing;

“CRA” has the meaning set forth in the section entitled “The Transactions—Material Canadian Federal Income Tax Consequences”;

“Depositary” has the meaning set forth in the definition of “AEL Series A Deposit Agreement”;

“Depositary Shares” means the AEL Series A Depositary Shares and the AEL Series B Depositary Shares;

“DTC” means The Depository Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Effective Time” means the date and time when the Merger becomes effective, as set forth in the Articles of Merger;

“Exchange Ratio” means: if the BAM Class A Stock Price is (a) greater than $35.51, the quotient (rounded to five decimal places) obtained by dividing (i) $17.65 by (ii) the BAM Class A Stock Price; (b) less than or equal to $35.51, but greater than or equal to $30.48, 0.49707; or (c) less than $30.48, the quotient (rounded to five decimal places) obtained by dividing (i) $15.15 by (ii) the BAM Class A Stock Price, subject to reduction pursuant to the Merger Agreement;

“FINRA” means the Financial Industry Regulatory Authority;

“GAAP” means generally accepted accounting principles in the United States, consistently applied;

“Governmental Authority” means any government, legislature, political subdivision, court, board, regulatory or administrative agency, self-regulatory organization or agency, commission or authority or other legislative, executive or judicial governmental entity, whether federal, national, provincial, state, local, foreign or multinational, in each case of competent jurisdiction;

“Guaranty” means that certain Guaranty, dated as of July 4, 2023, by BN for the benefit of AEL, Parent and Merger Sub;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IASB” means the International Accounting Standards Board;

“IBCA” means the Iowa Business Corporation Act, Chapter 490 of the Iowa Code;

“IFRS” means International Financial Reporting Standards as issued by the IASB;

“Indebtedness” means, with respect to any Person at the time of determination, without duplication and regardless of the maturity or when due or payable, (a) any indebtedness for borrowed money, including loans or advances or the issuance and sale of debt securities, (b) any capitalized lease obligations or sale leaseback obligations as determined in accordance with GAAP, (c) any indebtedness under any credit agreement or facility or obligations evidenced by bonds, debentures, notes or other similar instruments, (d) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business consistent with past practice, (e) net cash payment obligations that will be payable upon termination of (assuming termination on the date of determination) any agreement in respect of any cap, swap, collar, future, derivative or similar transactions, or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument, or economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions, (f) any obligations in respect of letters of credit or similar instruments issued or accepted by banks or financial institutions for the account of any Person (including surety bonds and off-balance sheet financing arrangements), to the extent drawn, (g) all interest, indemnities, premiums, penalties, breakage costs (including on interest rate swaps and any other hedging obligations (including foreign currency or exchange contracts)), fees and other obligations related to any of the foregoing, (h) all direct or indirect guarantees or other financial accommodations (or arrangements having the economic effect of a guarantee or financial accommodation) in respect of any of the foregoing for the benefit of another Person and (i) all other obligations that would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP; provided that Indebtedness shall not include any intercompany indebtedness owing between or among AEL and/or any of its Subsidiaries;

“Investment Agreement” means that certain Investment Agreement, dated October 17, 2020, by and among AEL, BN (formerly, Brookfield Asset Management Inc.) and the Parent Group Shareholders (as successors and assigns of Burgundy Acquisitions I Ltd.), as amended, restated or otherwise modified from time to time;

“IRS” means the United States Internal Revenue Service;

“joint proxy statement/prospectus” means this joint proxy statement/prospectus, including, without limitation, the cover pages, About this Joint Proxy Statement/Prospectus, Currency, Questions and Answers and Summary;

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Authority, or any Order;

“Merger” means the transaction whereby, pursuant to the Merger Agreement and the Articles of Merger, and in accordance with the applicable provisions of the IBCA, Merger Sub will be merged with and into AEL, with AEL as the Surviving Company;

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of July 4, 2023, by and among AEL, Parent, Merger Sub and, solely for the limited purposes set forth therein, BAM;

“Merger Consideration” means (a) an amount in cash equal to $38.85, without interest (the “Cash Consideration”), subject to adjustment as provided for in the Merger Agreement and (b) a number of fully paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio (the “Stock Consideration”), subject to adjustment as provided for in the Merger Agreement, and cash in lieu of fractional shares of BAM Class A Stock;

“Merger Proposal” means the proposal by the AEL Board to the Shareholders to approve and adopt the Merger Agreement and the Transactions;

“Merger Sub” means Arches Merger Sub Inc., an Iowa corporation and an indirect wholly owned Subsidiary of Parent;

“Merger Sub Board” means the board of directors of Merger Sub, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of Merger Sub pursuant to Merger Sub’s organizational documents and (b) was or is exercising such powers and authority;

“Non-Resident Holder” has the meaning set forth in the section entitled “The Transactions—Material Canadian Federal Income Tax Consequences”;

“NYSE” means the New York Stock Exchange;

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, which is entered, issued, made or rendered by any Governmental Authority;

“Parent” or “Brookfield Reinsurance” means Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares;

“Parent Board” means the board of directors of Parent, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of Parent pursuant to Parent’s organizational documents and (b) was or is exercising such powers and authority;

“Parent Group Shareholders” means North End Re (Cayman) SPC and Freestone Re Ltd.;

“Performance-Vesting AEL Option” means each AEL Option subject to performance-based vesting conditions;

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority;

“Proposals” means, collectively, the Merger Proposal, the Compensation Proposal and the Adjournment Proposal;

“Proposed Amendments” has the meaning set forth in the section entitled “The Transactions—Material Canadian Federal Income Tax Consequences”;

“Proxy Solicitor” means Innisfree M&A Incorporated, AEL’s proxy solicitor;

“Registration Statement” means the registration statement on Form F-4 (File No. 333-274315) filed by BAM, as amended, with the SEC;

“Rollover AEL RSU” means each AEL RSU that is granted following July 4, 2023 and prior to the Closing Date in accordance with the terms set forth in the confidential disclosure letter that AEL delivered in connection with the Merger Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Series A Preferred Stock” means, the 16,000 shares of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A, of AEL;

“Series B Preferred Stock” means, the 12,000 shares of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B, of AEL;

“Shareholders” means, the holders of the AEL Common Stock;

“Special Meeting” means the special meeting of the Shareholders to be held on November 10, 2023 at 9:00 A.M. Central Time;

“Stock Consideration” has the meaning set forth in the definition of “Merger Consideration”;

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For purposes of this joint proxy statement/prospectus, (a) BAM ULC shall be deemed a Subsidiary of BAM and (b) any joint ventures or any Investment Assets (as defined in the Merger Agreement) that are not wholly-owned and not controlled (as defined in the definition of “Affiliate”) by AEL or any of its Subsidiaries shall be deemed not to be Subsidiaries of AEL;

“Surviving Company” means AEL following the Merger;

“Tax Act” has the meaning set forth in the section entitled “The Transactions—Material Canadian Federal Income Tax Consequences”;

“Transactions” means the transactions contemplated by the Merger Agreement and the Articles of Merger, including the Merger;

“Treasury Regulations” means the U.S. Treasury Department regulations promulgated under the Code;

“TSX” means the Toronto Stock Exchange;

“US$”, “dollars”, “$” or “USD” means United States dollars;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

x

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Voting Agreement” means that certain Voting Agreement, dated as of July 4, 2023, among AEL and the Parent Group Shareholders.

CURRENCY

All references to “$” in this joint proxy statement/prospectus mean U.S. dollars, except where otherwise indicated. On October 10, 2023, the Bank of Canada daily exchange rate for U.S. dollars was C$1.00 = US$0.7358.

The following table sets forth, for each of the periods indicated, the end-of-period daily exchange rate, the average daily exchange rate and the high and low daily exchange rates of one Canadian dollar in exchange for one U.S. dollar, as quoted by the Bank of Canada.

	Three Months Ended September 30,		Year Ended December 31,
	2022 (US$)	2023 (US$)	2021 (US$)	2022 (US$)
High	0.7841	0.7617	0.8306	0.8031
Low	0.7285	0.7313	0.7727	0.7217
Average	0.7662	0.7457	0.7980	0.7692
End of Period	0.7296	0.7396	0.7888	0.7383

QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Transactions and matters to be addressed at the Special Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Transactions, you should carefully read this entire joint proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find Additional Information” beginning on page 138 of this joint proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving this joint proxy statement/prospectus and proxy card?

A:

AEL has agreed to be acquired by Parent pursuant to the terms and subject to the conditions of the Merger Agreement that is described in this joint proxy statement/prospectus. In the Merger, Merger Sub will merge with and into AEL, with AEL being the surviving entity. In order for the Merger and the other Transactions to be completed, among other things, the majority of votes cast (in person or by proxy) in favor of the approval of the Merger Proposal by the Shareholders who are present and voting together as a single class at the Special Meeting is required. AEL is holding the Special Meeting to ask the Shareholders to consider and vote upon, among other things, the Merger Proposal.

The AEL Preferred Stock will remain outstanding after the Merger. The holders of the Depositary Shares representing the AEL Preferred Stock do not have any voting rights with respect to the Merger, and such holders are receiving notice of the Special Meeting solely to comply with the notice requirements of the IBCA. All references in this joint proxy statement/prospectus to the Shareholders or to shares accordingly mean holders of the AEL Common Stock and shares of AEL Common Stock, as applicable.

This joint proxy statement/prospectus includes important information about the Merger, the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the Special Meeting. Shareholders should read this information carefully and in its entirety. The enclosed voting materials allow the Shareholders to vote their shares without attending the Special Meeting. Shareholders who hold their shares through a bank, broker or other nominee in “street name”, including through the AEL ESOP, must follow the voting instructions provided by their bank, broker or other nominee in order to vote their shares.

The vote of each Shareholder is important. AEL encourages each Shareholder to vote as soon as possible.

Q:	Why is AEL recommending approval of the Merger?

A:

The AEL Board carefully reviewed and considered the terms and conditions of the Merger Agreement, including the Merger and the Transactions. The AEL Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of AEL and the Shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are Shareholders), (ii) adopted the Merger Agreement and the Transactions, including the Merger, (iii) directed that the Merger Agreement and the Transactions, including the Merger, be submitted to the Shareholders for their approval and (iv) resolved to recommend approval of the Merger and the Merger Agreement to the Shareholders. For more information regarding key factors the AEL Board considered in determining to recommend the approval of the Merger Agreement by the Shareholders, see the section entitled “The Transactions—AEL’s Reasons for the Merger; Recommendation of the AEL Board” beginning on page 49 of this joint proxy statement/prospectus.

Q:	What am I being asked to vote on at the Special Meeting?

A:	At the Special Meeting, the Shareholders will be asked to consider and vote on the following proposals:

Proposal 1. The Merger Proposal, pursuant to which the Shareholders are being asked to approve the Merger Agreement and the Transactions, including the Merger;

Proposal 2. The Compensation Proposal, pursuant to which the Shareholders are being asked to approve, on an advisory (non-binding) basis, certain merger-related executive officer compensation that may be paid or become payable to AEL’s named executive officers in connection with the Merger; and

Proposal 3. The Adjournment Proposal, pursuant to which the Shareholders are being asked to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal.

The approval by the Shareholders of the Merger Proposal is a condition to closing under the Merger Agreement, and the requisite Shareholders must approve the Merger Proposal in order for the Merger to occur. If the requisite Shareholders fail to approve the Merger Proposal, the Merger will not occur. The approval of the Compensation Proposal and the Adjournment Proposal are not conditions to the completion of the Merger.

AEL will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting.

Q:	What is the vote required to approve each proposal at the Special Meeting?

A:

Proposal 1: The Merger Proposal. The Merger Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Merger Proposal, subject to a quorum being present at the Special Meeting.

Proposal 2: The Compensation Proposal. The Compensation Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Compensation Proposal, subject to a quorum being present at the Special Meeting.

Proposal 3: The Adjournment Proposal. The Adjournment Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Adjournment Proposal, whether or not a quorum is present.

The approval by the Shareholders of the Merger Proposal is a condition to closing under the Merger Agreement, and the requisite Shareholders must approve the Merger Proposal in order for the Merger to occur. If the requisite Shareholders fail to approve the Merger Proposal, the Merger will not occur.

On July 4, 2023, concurrently with the execution of the Merger Agreement, AEL entered into a voting agreement (the “Voting Agreement”) with the Parent Group Shareholders pursuant to which the Parent Group Shareholders have agreed, among other things, to vote all of the outstanding AEL Common Stock then beneficially owned by the Parent Group Shareholders or any of their respective affiliates (i) in favor of the approval of the Merger Proposal and (ii) against any other takeover proposal or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. As of the date of this joint proxy statement/prospectus, an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.20% of the total voting power of the AEL Common Stock issued and outstanding as of the date of this joint proxy statement/prospectus, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement.

Furthermore, at the close of business on October 10, 2023, the record date, approximately 1.19% of the issued and outstanding shares of AEL Common Stock were directly held by AEL’s directors and executive officers. AEL currently expects that all such directors and executive officers will vote their shares of AEL Common Stock in favor of the Merger Proposal, although none of AEL’s directors or executive officers have entered into any agreements obligating them to do so. For additional information regarding the ownership of AEL Common Stock by AEL’s directors, executive officers and certain stockholders, see the section entitled “Certain Beneficial Owners of AEL Common Stock,” beginning on page 134 of this joint proxy statement/prospectus.

The approval of the Compensation Proposal and the Adjournment Proposal are not conditions to the completion of the Merger. The vote on each proposal is a vote separate and apart from the other proposals. Accordingly, the Shareholders may vote in favor of one or more of the proposals and vote not to approve the other proposal(s).

Q:	Who will count the votes?

A:	The votes at the Special Meeting will be counted by an inspector of elections appointed by the chairman of the meeting.

Q:	How does the AEL Board recommend that I vote at the Special Meeting?

A:	The AEL Board recommends that the Shareholders vote (i) “FOR” the Merger Proposal, (ii) “FOR” the Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

For a discussion of the factors that the AEL Board considered in determining to recommend the approval of the Merger Agreement, please see the section entitled “The Transactions—AEL’s Reasons for the Merger; Recommendation of the AEL Board” beginning on page 49 of this joint proxy statement/prospectus. In addition, in considering the recommendation of the AEL Board with respect to the Merger Agreement, you should be aware that some of AEL’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Shareholders generally. Please see the section of this joint proxy statement/prospectus entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67 of this joint proxy statement/prospectus.

Q:	What will I receive if the Merger is completed?

A:

If the Merger is completed, each issued and outstanding share of AEL Common Stock (excluding AEL Common Stock held by holders exercising appraisal rights, AEL Common Stock owned by AEL as treasury stock, AEL Common Stock owned by Parent, Merger Sub or their subsidiaries including the Parent Group Shareholders, or AEL Common Stock subject to AEL restricted stock awards) will be converted into the right to receive (i) $38.85 per share in cash, without interest (the “Cash Consideration”) and (ii) a number of fully-paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

If the 10-day volume-weighted average share price of BAM Class A Stock (measured five business days prior to closing of the Merger) (the “BAM Class A Stock Price”) is less than or equal to $35.51 but greater than or equal to $30.48, the Exchange Ratio will be 0.49707 and the total Merger Consideration will equal between $54.00 and $56.50. The Exchange Ratio is subject to adjustment such that if the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being less than $54.00 per share, the number of shares of BAM Class A Stock delivered for each share of AEL Common Stock will be increased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $54.00 and Parent will have the option to pay cash in lieu of some or all of the Stock Consideration. In the event that the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being greater than $56.50, the number of shares of BAM Class A Stock delivered for each share of AEL Common Stock will be decreased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $56.50.

Under the Merger Agreement, Parent may substitute all of the Stock Consideration for cash if the BAM Class A Stock Price is less than $30.48. Unless the Stock Consideration is substituted entirely for cash, the remaining value of the Stock Consideration shall not be less than $200,000,000 in the aggregate after such substitution.

The Merger Agreement does not provide for the payment of any consideration with respect to the issued and outstanding shares of AEL Preferred Stock, which shares will be unaffected by the Merger and remain outstanding in accordance with the terms of the Merger Agreement, and the Depositary Shares will remain listed on the NYSE (NYSE: AEL.PRA and NYSE: AEL.PRB).

Q:	What is the Exchange Ratio?

A:	The Exchange Ratio is used to determine the number of shares of BAM Class A Stock that the Shareholders will be entitled to receive for each share of AEL Common Stock they hold.

If the BAM Class A Stock Price is less than or equal to $35.51 but greater than or equal to $30.48, the Exchange Ratio will be 0.49707 and the total Merger Consideration will equal between $54.00 and $56.50. The Exchange Ratio is subject to adjustment such that if the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being less than $54.00 per share, the Exchange Ratio will be increased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $54.00 and Parent will have the option to pay cash in lieu of some or all of the Stock Consideration. In the event that the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being greater than $56.50, the Exchange Ratio will be decreased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $56.50.

Under the Merger Agreement, Parent may substitute all of the Stock Consideration for cash if the BAM Class A Stock Price is less than $30.48. Unless the Stock Consideration is substituted entirely for cash, the remaining value of the Stock Consideration shall not be less than $200,000,000 in the aggregate after such substitution.

Q:	What is the value of the Merger Consideration?

A:

The market value of the Merger Consideration will fluctuate with changes in the market price of BAM Class A Stock and may be more or less than, or the same as, the implied value of the Merger Consideration on the date of this joint proxy statement/prospectus or the price of BAM Class A Stock at the time of the Special Meeting.

Based on the closing stock price of BAM Class A Stock on June 30, 2023 and the undisturbed 90-day volume-weighted average share price of BAM Class A Stock on June 23, 2023, the last full trading day prior to the public announcement of Parent’s offer letter to AEL, of $32.63, and the applicable Exchange Ratio of 0.49707, based on such closing stock price, the Merger Consideration value would be $55.07 for each share of AEL Common Stock, as of June 30, 2023. Based on the closing stock price of BAM Class A Stock on the NYSE on October 10, 2023, the latest practicable date before the date of this joint proxy statement/prospectus, of $32.98, and the applicable resulting Exchange Ratio of 0.49707, the Merger Consideration value would be $55.24 for each share of AEL Common Stock, as of such date. We urge you to obtain current market quotations for shares of BAM Class A Stock as you consider the Merger Proposal.

Q:	What happens if the market price of shares of BAM Class A Stock or AEL Common Stock changes before the closing of the Merger?

A:

No change will be made to the Exchange Ratio based on the market price of AEL Common Stock. The Exchange Ratio is subject to adjustment based on the BAM Class A Stock Price. As set forth in the Merger Agreement, if the BAM Class A Stock Price is less than or equal to $35.51 but greater than or equal to

$30.48, the Exchange Ratio will be 0.49707. The Exchange Ratio is subject to adjustment such that if the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being less than $54.00 per share, the Exchange Ratio will be increased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $54.00 and Parent will have the option to pay cash in lieu of some or all of the Stock Consideration. In the event that the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being greater than $56.50, the Exchange Ratio will be decreased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $56.50.

For more information, see the section entitled “Risk Factors—Risks Relating to the Merger” beginning on page 17 of this joint proxy statement/prospectus.

Q:	What respective equity stakes will current AEL and BAM shareholders hold in BAM immediately following the Merger?

A:

Based on the number of shares of AEL Common Stock and BAM Class A Stock outstanding on October 10, 2023, the record date, and assuming an Exchange Ratio equal to 0.49707, upon consummation of the Merger, the Shareholders as of immediately prior to the consummation of the Merger are expected to own approximately 7.38% of the outstanding shares of BAM Class A Stock. The relative ownership interests of current BAM shareholders and former Shareholders in BAM immediately following the consummation of the Merger will depend on the number of shares of BAM Class A Stock and AEL Common Stock issued and outstanding immediately prior to the consummation of the Merger and the BAM Class A Stock Price.

Q:	What happens if I am eligible to receive a fraction of a share of BAM Class A Stock as part of the Merger Consideration?

A:

If the aggregate number of shares of BAM Class A Stock that a Shareholder is entitled to receive as part of the Merger Consideration includes a fraction of a share of BAM Class A Stock, such holder will receive a cash payment, without interest, in lieu of that fractional share, equal to the product of (i) the fraction of a share of BAM Class A Stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder (after aggregating all fractional BAM Class A Stock interests to be received by such holder) would otherwise have been entitled to receive, multiplied by (ii) an amount equal to the BAM Class A Stock Price. No Shareholder of record receiving a cash payment in lieu of fractional shares of BAM Class A Stock will be entitled to any dividends, voting rights or other rights in respect of any fractional share of BAM Class A Stock. See the section entitled “The Merger Agreement—Merger Consideration” beginning on page 95 of this joint proxy statement/prospectus for further details.

Q:	What will holders of AEL equity awards receive in the Merger?

A:

Stock Options. At the Effective Time, subject to the terms and conditions of the Merger Agreement, each option to purchase shares of AEL Common Stock (each, an “AEL Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Common Stock subject to such AEL Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) over the exercise price per share of such AEL Option.

Restricted Stock Units. At the Effective Time, subject to the terms and conditions of the Merger Agreement, each restricted stock unit of AEL (each, an “AEL RSU”), other than certain AEL RSUs granted following the date of the Merger Agreement (“Rollover AEL RSUs”), that is outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Common Stock subject to such AEL RSU immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

Restricted Stock Units Subject to Performance-Based Vesting Conditions (each, an “AEL PSU”). At the Effective Time, subject to the terms and conditions of the Merger Agreement, each AEL PSU that is outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Common Stock subject to such AEL PSU immediately prior to the Effective Time (based on (A) for AEL PSUs other than the AEL PSUs granted pursuant to the employee restricted stock unit award agreement, dated November 29, 2022, by and between AEL and the Chief Executive Officer of AEL (the “CEO” and such PSUs, the “VWAP PSUs”), a performance level determined based on the greater of target and actual performance as reasonably determined by the Compensation and Talent Management Committee of the AEL Board immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of applicable performance goals based on the Merger Consideration) (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

Restricted Stock. At the Effective Time, subject to the terms and conditions of the Merger Agreement, each award of AEL Common Stock subject to vesting conditions (“AEL Restricted Stock”) that is outstanding immediately prior to the Effective Time will automatically have any restrictions thereon lapse and be converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Restricted Stock subject to such award immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

Rollover Restricted Stock Units. At the Effective Time, subject to the terms and conditions of the Merger Agreement, each Rollover AEL RSU that is outstanding immediately prior to the Effective Time will automatically cease to represent an award denominated in shares of AEL Common Stock and will be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock (an “Exchanged RSU”), with the number of shares of BAM Class A Stock subject to each such Exchanged RSU equal to the product of (i) the number of shares of AEL Common Stock subject to such Rollover AEL RSU immediately prior to the Effective Time multiplied by (ii) the quotient of (A) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) divided by (B) the BAM Class A Stock Price, and except as specifically provided in the Merger Agreement, following the Effective Time, each Exchanged RSU will continue to be governed by the same material terms and conditions (including vesting schedule and the termination protections established for such AEL RSU) as were applicable to the Rollover AEL RSU immediately prior to the Effective Time.

The AEL Options, AEL RSUs, Rollover AEL RSUs, AEL PSUs, VWAP PSUs and AEL Restricted Stock are collectively referred to as the “AEL Equity Awards”.

See “The Merger Agreement—Treatment of AEL Equity Awards” beginning on page 96 of this joint proxy statement/prospectus for further details.

Q:	What will happen to AEL as a result of the Merger?

A:

If the Merger is consummated, Merger Sub will be merged with and into AEL, with AEL surviving the Merger as the surviving entity (the “Surviving Company”). Following the Effective Time, the Surviving Company will be an indirect wholly-owned subsidiary of Parent. Following the Merger, the AEL Common Stock will be delisted from the NYSE and deregistered under the U.S. Exchange Act, and each share of AEL Preferred Stock will continue as a share of preferred stock of the Surviving Company following the Merger and will be entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, set forth in the certificate of designations applicable thereto as of immediately prior to the

Effective Time. The Depositary Shares will remain listed on the NYSE under the tickers AEL.PRA and AEL.PRB, and will remain and registered by AEL under the U.S. Exchange Act immediately after the Merger.

Q:	When do you expect the Merger to be consummated?

A:

Subject to the satisfaction or waiver of the closing conditions described under the section entitled, “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus, including the adoption of the Merger Agreement by the Shareholders at the Special Meeting, Parent and AEL expect that the Merger will be consummated in the first half of 2024. However, it is possible that factors outside the control of Parent and AEL, including whether or when the required regulatory approvals for the Transactions will be received, could result in the Merger being consummated at a different time or not at all.

Q:	What are the material United States federal income tax consequences of the Merger to the Shareholders?

A:

The Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder (as defined in the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 76 of this joint proxy statement/prospectus) will recognize gain or loss in the Merger equal to the difference, if any, between the amount realized in the Merger and the U.S. Holder’s tax basis in the AEL Common Stock exchanged therefor. The amount realized by a U.S. Holder in the Merger is generally the sum of the cash and the fair market value of any BAM Class A Stock received by such U.S. Holder in the Merger. In general, a U.S. Holder’s tax basis in their shares of AEL Common Stock is the amount the U.S. Holder paid for such shares.

Each Shareholder is urged to read the discussion in the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 76 of this joint proxy statement/prospectus and to consult their own tax adviser regarding the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Merger and the ownership and disposition of the BAM Class A Stock received therein.

Q:	What are the material Canadian federal income tax consequences with respect to the receipt, holding and disposition of BAM Class A Stock acquired pursuant to the Merger?

A:

Each Shareholder is urged to read the discussion in the section entitled “The Transactions—Material Canadian Federal Income Tax Consequences” beginning on page 81 of this joint proxy statement/prospectus and to consult their own tax advisor regarding the particular Canadian federal, provincial or local income or other tax consequences to it of the ownership and disposition of the BAM Class A Stock acquired pursuant to the Merger.

Q:	Who can vote at the Special Meeting?

A:	All Shareholders of record as of the close of business on October 10, 2023, the record date, are entitled to vote at the Special Meeting.

Q:	When and where is the Special Meeting?

A:	The special meeting will be held on November 10, 2023, at 9:00 A.M. local time at 6000 Westown Parkway, West Des Moines, IA 50266.

Q:	If I am a Shareholder, how will I receive the Merger Consideration to which I am entitled?

A:

Shareholders who hold their shares in book-entry form as of the Effective Time, will not be required to take any action to receive the Merger Consideration. With respect to book-entry shares of AEL Common Stock held through DTC, Parent and AEL will cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of AEL Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, including cash in lieu of fractional shares of BAM Class A Stock, if any.

As promptly as practicable after the Effective Time, the Exchange Agent will mail to each holder of a certificate that immediately prior to the Effective Time represented a share of AEL Common Stock, a letter of transmittal and instructions relating to the surrender of such holder’s certificate(s) and receipt of the Merger Consideration. After receiving the proper documentation from the holder of a certificate, the Exchange Agent will forward to such holder or such holder’s bank, brokerage firm, trustee or other nominee the BAM Class A Stock and cash to which such holder is entitled. More information on the exchange procedures may be found in the Merger Agreement.

Q:	Will my shares of BAM Class A Stock received in connection with the Merger be entitled to receive a dividend?

A:

After the Effective Time, as a holder of BAM Class A Stock, you will receive the same dividends on shares of BAM Class A Stock that all other holders of shares of BAM Class A Stock will receive based upon any dividend record date that occurs after the Effective Time.

Q:

Why am I being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for AEL’s named executive officers in connection with the Merger?

A:

Under SEC rules, AEL is required to seek an advisory (non-binding) vote with respect to certain merger-related executive officer compensation that may be paid or become payable to AEL’s named executive officers in connection with the Merger.

Q:	What will happen if the Shareholders do not approve the transaction-related compensation of AEL’s named executive officers?

A:

Approval of the Compensation Proposal is not a condition to the consummation of the Merger. The vote on the Compensation Proposal is a vote separate and apart from the vote on the Merger Proposal. Accordingly, a shareholder may vote to approve the Merger Proposal and vote not to approve the Compensation Proposal, and vice versa. The vote on the Compensation Proposal is an advisory vote and, as such, the results will not be binding on AEL or the AEL Board. Such compensation will be paid or become payable if the Merger is consummated, subject only to the conditions applicable thereto.

Q:	Do any of AEL’s directors or executive officers have interests in the Merger that may differ from those of the Shareholders?

A:

AEL directors and executive officers may have interests in the Merger that may be different from, or in addition to, those of the Shareholders generally. The members of the AEL Board were aware of and considered these interests in reaching the determination to approve the Merger Agreement and Transactions, including the Merger, and recommend to the Shareholders that they vote in favor of the Merger Proposal. For additional information, see, “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67 of this joint proxy statement/prospectus.

Q:	What is the difference between holding shares as a Shareholder of record and as a beneficial owner?

A:

Some Shareholders hold their shares through a bank, broker, trustee or other nominee rather than directly in their own name. As summarized below, there are certain distinctions between shares held of record and those shares owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered, with respect to those shares, the “Shareholder of record”. As the Shareholder of record, you have the right to grant your voting proxy directly to us or to a third party.

Beneficial Owner. If your shares are held in a bank or brokerage account, by a trustee or by another nominee, then you are considered the “beneficial owner” of those shares. As the beneficial owner of those shares, you have the right to direct your bank, broker, trustee or nominee how to vote, and you also are invited to attend the Special Meeting. However, because a beneficial owner is not the Shareholder of record, you may not vote these shares in person at the Special Meeting unless you obtain a “legal proxy” from the bank, broker, trustee or nominee that holds your shares, giving you the right to vote at the Special Meeting.

If you are not a Shareholder of record, please understand that AEL does not know that you are a Shareholder or how many shares you own.

Q:

If my shares of AEL Common Stock are held in “street name” by my bank, brokerage firm, trustee or other nominee, will my bank, brokerage firm, trustee or other nominee automatically vote those shares for me?

A:

If your AEL Common Stock is held in “street name” in a stock brokerage account or by a bank, broker, trustee or other nominee, including through the AEL ESOP, you must provide the record holder of your AEL Common Stock with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker, trustee or other nominee. Please note that you may not vote AEL Common Stock held in street name by returning a proxy card directly to AEL or by voting in person at the Special Meeting unless you provide a “legal proxy”, which you must obtain from your bank, broker, trustee or other nominee. Your bank, broker, trustee or other nominee is obligated to provide you with a voting instruction form for you to use.

Brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” occur when shares are held in street name, and there are both routine and non-routine proposals to be voted upon at the meeting in question, but the broker or nominee is not instructed by the beneficial owner of shares on how to vote on a particular proposal for which the broker does not have discretionary voting power because the proposal is a non-routine proposal. In that circumstance, the shares in question are present at the meeting for purposes of the routine proposals, but the broker does not have any authority to vote on the non-routine proposals and therefore a broker non-vote with respect to such non-routine proposal occurs. Under applicable rules, each of the proposals to be voted on at the Special Meeting will be “non-routine” and therefore, it is expected that there will be no broker non-votes at the Special Meeting as any such shares held in street name for which brokers have not been instructed on how to vote will not be deemed present at the Special Meeting.

If you are a Shareholder and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares:

•

your bank, broker, trustee or other nominee may not vote your shares on the Merger Proposal, the Compensation Proposal or the Adjournment Proposal, which will have no effect on the vote count of these proposals; and

•	your shares will not be counted towards determining whether a quorum is present.

Q:	How many votes do I have?

A:

On each matter properly brought before the Special Meeting, each Shareholder is entitled to one vote per share of AEL Common Stock held of record as of the record date. The AEL Board has set October 10, 2023 as the record date for determining the Shareholders entitled to vote at the Special Meeting. As of close of business on the record date, there were 78,629,339 shares of AEL Common Stock outstanding.

Q:	What constitutes a quorum for the Special Meeting?

A:

We will have a quorum at the Special Meeting if a majority of the AEL Common Stock issued and outstanding and entitled to cast votes on the Merger Proposal or the Compensation Proposal is present in person or by proxy.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF AEL COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET AS PROMPTLY AS POSSIBLE, OR PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD YOU HOLD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE. IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER, TRUSTEE OR OTHER NOMINEE, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY SUCH BANK, BROKER, TRUSTEE OR OTHER NOMINEE.

Q:	How do I vote?

A:	Shareholder of Record. A Shareholder of record may vote (i) in person at the Special Meeting, (ii) by proxy using a proxy card, (iii) by proxy over the telephone or (iv) by proxy via the internet.

If you attend the Special Meeting in person, you may either vote by proxy in advance as described below or you may vote in person at the Special Meeting. We encourage you to vote by telephone or through the internet using the instructions in the Notice of Internet Availability of Proxy Materials and on your proxy card.

•

By Mail: If you received a paper copy of the joint proxy statement/prospectus, you may vote by completing, signing and promptly returning the enclosed proxy card in the enclosed postage-paid envelope. To be counted, your mailed proxy card must be received by 10:59 p.m., Central Time, on November 9, 2023.

•

Via the Internet: To vote via the internet, go to www.AALvote.com/AEL and follow the on-screen instructions. To be counted, your internet vote must be received by 10:59 p.m., Central Time, on November 9, 2023.

•

By Telephone: To vote by telephone, dial toll-free +1 (866) 804-9616 using a touch-tone phone and follow the recorded instructions. To be counted, your telephone vote must be received by 10:59 p.m., Central Time, on November 9, 2023.

Beneficial Owner. If you hold your shares of AEL Common Stock in “street name” through a bank, broker, or other record holder, including through the AEL ESOP, your record holder will advise you how you can vote without attending the meeting in person.

Q:	How can I change or revoke my vote?

A:

Any Shareholder of record who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by attending the Special Meeting and voting at the Special Meeting, or by (i) giving written notice of revocation to AEL’s Corporate Secretary, (ii) properly submitting a later proxy via the internet or by telephone, or (iii) properly submitting a duly executed proxy bearing a later date. Only your last submitted proxy will be considered.

If you are the beneficial owner of shares held through a bank, broker, trustee or other nominee, then you must follow the specific instructions provided to you by your bank, broker, trustee or other nominee to change or revoke any instructions you have already given to your bank, broker, trustee or other nominee.

Attendance at the Special Meeting, in and of itself, will not constitute a revocation of a proxy.

Q:	If a Shareholder gives a proxy, how are the shares of AEL Common Stock voted?

A:	If you provide specific voting instructions, then your shares will be voted as instructed.

If you hold shares as the Shareholder of record and properly submit a proxy without giving specific voting instructions, then your shares will be voted in accordance with the recommendations of the AEL Board. The AEL Board recommends that the Shareholders vote (i) “FOR” the Merger Proposal, (ii) “FOR” the Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

The persons identified on the proxy card attached to this joint proxy statement/prospectus as having the authority to vote the proxies also will have discretionary authority to vote, to the extent permitted by applicable Law, on such other routine business as may properly come before the Special Meeting and any postponement or adjournment thereof. The AEL Board is not aware of any other matters that are likely to be brought before the Special Meeting.

Q:	What will happen if a Shareholder does not vote on the Merger Proposal, the Compensation Proposal or the Adjournment Proposal?

A:	The outcome depends on how the AEL Common Stock is held and whether any vote is cast or not:

Shareholders of Record.

•

If a Shareholder submits a proxy to AEL but the proxy does not indicate how it should be voted on any of the proposals, the proxy will be counted as a vote “FOR” each such proposal for which no indication is made, in accordance with the recommendations of the AEL Board.

•

If a Shareholder submits a proxy to AEL and the proxy indicates that such holder abstains from voting as to the Merger Proposal, the Compensation Proposal or the Adjournment Proposal, it will count towards the required quorum but will have no effect on the vote count of the Merger Proposal, the Compensation Proposal or the Adjournment Proposal.

•

If a Shareholder fails to submit a proxy to AEL and does not attend the Special Meeting (a “complete failure to vote”), such holder’s shares will not count towards the required quorum of a majority of the votes entitled to be cast on the proposals. Such a complete failure to vote will have no effect on the vote count of the Merger Proposal, the Compensation Proposal or the Adjournment Proposal.

•	An attending non-vote will count towards the required quorum but will have no effect on the vote count of the Merger Proposal, the Compensation Proposal or the Adjournment Proposal.

Beneficial Owner.

•

If a Shareholder holds shares of AEL Common Stock in “street name,” the shares will not be represented and will not be voted on any matter unless the such holder affirmatively instructs the bank, broker, trustee or other nominee how to vote the shares in accordance with the voting instructions provided by the bank, broker, trustee or other nominee. Banks, brokers, trustees or other nominees will not be able to vote on any of the proposals at the Special Meeting unless they have received voting instructions from the beneficial owners. In that circumstance, the shares will not count for quorum purposes, and will have no effect on the vote count for the Merger Proposal, the Compensation Proposal or the Adjournment Proposal (whether or not a quorum is present for the Adjournment Proposal).

Q:	What should I do if I receive more than one set of voting materials?

A:

If you hold shares of AEL Common Stock in “street name” and also directly in your name as a shareholder of record or otherwise, or if you hold shares of AEL Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Special Meeting.

Shareholders of Record. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or via the internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of AEL Common Stock held directly by you are voted.

Beneficial Owner. For shares held in “street name” through a bank, broker, trustee or other nominee, including through the AEL ESOP, you should follow the procedures provided by your bank, broker, trustee or other nominee to make sure that you vote all of your shares of AEL Common Stock held in “street name”.

Q:	What happens if I sell my shares of AEL Common Stock before the Special Meeting?

A:

If you are a holder of shares of AEL Common Stock, in order to receive the Merger Consideration, you must hold your shares of AEL Common Stock immediately prior to the Effective Time. Consequently, if you sell your shares of AEL Common Stock before the Effective Time, you will have transferred your right to receive the Merger Consideration if the Merger is completed.

The record date, which determines the Shareholders entitled to vote at the Special Meeting, is earlier than both the date of the Special Meeting and the Effective Time. If you are a Shareholder and you transfer your shares of AEL Common Stock after the record date but prior to the Effective Time, you will retain any rights you hold to vote at the Special Meeting but will not have the right to receive the Merger Consideration.

Q:	Who will solicit and pay the costs of soliciting proxies?

A:

AEL will bear all expenses incurred by it in preparing, printing and mailing this joint proxy statement/prospectus and soliciting the proxies it is seeking. In addition to the use of mail, proxies may be solicited by officers, directors and employees of AEL, in person or by telephone, e-mail or facsimile transmission. AEL’s officers, directors and employees will receive no additional compensation for any such solicitations. AEL also will request banks, brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the underlying shares as of the record date and may be required to reimburse the cost of forwarding the proxy materials in accordance with customary practice.

AEL has also engaged the Proxy Solicitor to assist in the solicitation of proxies for the Special Meeting. AEL estimates that it will pay the Proxy Solicitor a fee of $50,000 plus certain costs associated with telephone solicitations, if required. If the Shareholders approve the Merger Proposal at the Special Meeting, AEL will pay the Proxy Solicitor an additional success fee of $25,000. AEL has agreed to reimburse the Proxy Solicitor for certain fees and expenses and will also indemnify the Proxy Solicitor, its subsidiaries and their respective directors, officers, employees and agents against certain claims, liabilities, losses, damages and expenses arising out of or relating to services rendered by the Proxy Solicitor.

Q:	Should I send in my stock certificates now?

A:

No, please do NOT return your stock certificate(s) with your proxy. If the Merger Agreement is approved by the Shareholders and the Merger is consummated, and you hold physical stock certificates, you will be sent a letter of transmittal and accompanying instructions as soon as practicable after the completion of the Merger describing how you may exchange your shares of AEL Common Stock for the Merger Consideration. If your shares of AEL Common Stock are held in “street name” through a bank, brokerage firm, trustee or other nominee, including through the AEL ESOP, you will receive instructions from your bank, brokerage firm, trustee or other nominee as to how to effect the surrender of your “street name” shares of AEL Common Stock in exchange for the Merger Consideration.

Q:	Are there any voting agreements in place with the Shareholders?

A:

Yes. On July 4, 2023, concurrently with the execution of the Merger Agreement and as a condition to AEL’s entry into the Merger Agreement, AEL entered into the Voting Agreement with the Parent Group Shareholders. Pursuant to the Voting Agreement, subject to the terms and conditions therein, each Parent Group Shareholders has agreed, among other things, to vote all of the outstanding AEL Common Stock then beneficially owned by the Parent Group Shareholders or any of their respective affiliates (1) in favor of the approval of the Merger Agreement and the Merger and (2) against any other takeover proposal or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. The Voting Agreement also includes waivers of certain provisions of the Investment Agreement in order to, among other things, permit Parent to exercise certain rights under the Merger Agreement and to remove any limitations on voting under the Investment Agreement that would conflict with the Parent Group Shareholders’ voting obligations under the Voting Agreement. As of the date of the Voting Agreement, an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.38% of the total voting power of the AEL Common Stock then issued and outstanding, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement.

Q:	Where can I find the voting results of the Special Meeting?

A:

The preliminary voting results will be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, AEL will file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the Merger Agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 17 of this joint proxy statement/prospectus. You also should read and carefully consider the risk factors of BAM and AEL contained in the documents that are annexed to or incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 138 of this joint proxy statement/prospectus.

Q:	What are the conditions to consummation of the Merger?

A:

In addition to the approval of the Merger Proposal by the Shareholders as described above, consummation of the Merger is subject to the satisfaction of a number of other conditions, including (i) the receipt of certain regulatory approvals (as described in the section entitled “The Transactions—Regulatory Approvals Required for the Merger” beginning on page 83 of this joint proxy statement/prospectus), (ii) the absence of any injunction or restraint making illegal or otherwise prohibiting the consummation of the Merger, (iii) the effectiveness of the Registration Statement, (iv) listing approval of the shares of BAM Class A Stock to be issued as Stock Consideration (A) on the NYSE, subject to official notice of issuance and (B) on the TSX, subject to the satisfaction of customary listing conditions of the TSX, (vi) the accuracy of representations and warranties under the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement), and (vii) Parent’s, Merger Sub’s, BAM’s and AEL’s performance in all material respects of their respective obligations under the Merger Agreement to be performed or complied with (or waived, if permissible under applicable Law) at or prior to the closing. Parent’s, Merger Sub’s and BAM’s obligations to close the Merger are also conditioned upon the absence of an AEL Material Adverse Effect (as defined in the section entitled “The Merger Agreement—Material Adverse Effect” beginning on page 99 of this joint proxy statement/prospectus), the approval by FINRA of an application by AEL Financial Services, LLC under FINRA Rule 1017, and the absence of the imposition of a burdensome condition (as defined in section entitled “The Merger Agreement—Efforts to Complete the Merger” beginning on page 113 of this joint proxy statement/prospectus) by any regulator as part of the regulatory approval process. For a more complete summary of the conditions that must be satisfied or waived prior to consummation of the Merger, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus.

Q:	What happens if the Merger is not consummated?

A:

If the Merger is not consummated, the Shareholders will not receive any Merger Consideration in connection with the Merger, as applicable. Instead, AEL will remain an independent public company and the AEL Common Stock will continue to be listed and traded on the NYSE. Under circumstances specified in the Merger Agreement, AEL may be required to pay Parent a fee of $102,000,000 with respect to the termination of the Merger Agreement as described under the section entitled “The Merger Agreement—Expenses; Fees Relating to the Termination of the Merger Agreement” beginning on page 124 of this joint proxy statement/prospectus.

Q:	If I am a Shareholder and I oppose the Merger Proposal, but such proposal is approved, am I entitled to appraisal or dissenters’ rights in connection with the company merger?

A:

Under the IBCA, the Shareholders of record have appraisal rights, pursuant to which such holders who do not vote in favor of the Merger Proposal and who are not satisfied that they have been offered fair value for their AEL Common Stock will be permitted to demand in writing appraisal for such shares of AEL Common Stock in accordance with the IBCA. For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights” beginning on page 85 of this joint proxy statement/prospectus.

Q:	How can I find more information about BAM, Parent or AEL?

A:

You can find more information about BAM, Parent or AEL from various sources described in the section entitled “Where You Can Find Additional Information” beginning on page 138 of this joint proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:

The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information in this joint proxy statement/prospectus. You should carefully read the entire joint proxy statement/prospectus, including its annexes and information incorporated by reference. You may also wish to consult your legal, tax and/or financial advisors with respect to any aspect of the Transactions, the Merger Agreement or other matters discussed in this joint proxy statement/prospectus.

If you have questions about the Merger or other matters to be voted on at the Special Meeting or desire additional copies of this joint proxy statement/prospectus or additional proxy or voting instructions, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll-free at (877) 456-3510.

Banks and brokers may call collect at (212) 750-5833.

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all of the information that might be important to you. BAM and AEL urge you to carefully read the remainder of this joint proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this joint proxy statement/prospectus and the other documents to which BAM and AEL have referred you. You may obtain the information incorporated by reference in this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find Additional Information”. Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.

Information about the Companies (Page 23)

Brookfield Reinsurance Ltd.

Brookfield Reinsurance (also referred to herein as Parent) is an exempted company limited by shares incorporated under the Laws of Bermuda. Brookfield Reinsurance was established by BN to own and operate a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance.

Brookfield Reinsurance’s principal executive office is located at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda and its telephone number is +1 (441) 405-7811.

Arches Merger Sub Inc.

Merger Sub, an Iowa corporation and an indirect wholly-owned subsidiary of Parent, was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transactions. By operation of the Merger, Merger Sub will be merged with and into AEL. As a result, AEL will survive the Merger. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive office is located at 250 Vesey Street, 15th Floor, New York, NY 10281.

Brookfield Asset Management Ltd.

BAM is a company incorporated under the laws of the Province of British Columbia. BAM was formed by Brookfield Asset Management Inc., now known as Brookfield Corporation or BN, to become a company through which investors can directly access a leading, pure-play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries. Specifically, in the court-approved plan of arrangement which closed on December 9, 2022, Brookfield Asset Management Inc. was divided into two publicly traded companies—BAM, a pure-play asset manager with a leading global alternative asset management business, and BN, focused on deploying capital across its operating businesses and compounding that capital over the long term. This division was designed to enhance long-term value for BN’s shareholders by creating separate identities for these two distinct businesses, while preserving their ability to benefit each other, and thus all shareholders of BAM and BN. BAM Class A Stock is listed on both the NYSE and the TSX under the symbol “BAM”.

BAM’s principal executive office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada and its telephone number is +1 (416) 363-9491.

American Equity Investment Life Holding Company

AEL is an Iowa corporation. Founded in 1995, AEL is a leader in the development and sale of fixed index and fixed rate annuity products. AEL issues fixed annuity products through its wholly-owned life insurance subsidiaries, American Equity Investment Life Insurance Company (“American Equity Life”), American Equity Investment Life Insurance Company of New York (“American Equity Life of New York”) and Eagle Life Insurance Company (“Eagle Life”). AEL’s policyholders work with over 40,000 independent agents and advisors affiliated with independent market organizations, banks and broker-dealers through its wholly-owned life insurance subsidiaries. Advisors and agents choose one of AEL’s leading annuity products best suited for clients’ personal needs to create financial dignity in retirement. To deliver on its promises to policyholders, AEL has focused investments on building a stronger emphasis on insurance liability driven asset allocation and specializing in alternate, private asset management while partnering with world renowned, public fixed income asset managers. It is licensed to sell its products in 50 states and the District of Columbia. AEL Common Stock is currently listed on the NYSE under the symbol “AEL.”

AEL’s principal executive office is located at 6000 Westown Parkway, West Des Moines, IA 50266, and its telephone number is +1 (515) 221-0002.

The Transactions (Page 31)

Subject to the terms and conditions of the Merger Agreement and pursuant to the applicable provisions of the IBCA, at the Effective Time, Merger Sub will merge with and into AEL, the separate corporate existence of Merger Sub will cease and AEL will survive the Merger as an indirect wholly-owned subsidiary of Parent.

At the Effective Time, each share of AEL Common Stock issued and outstanding immediately prior to the Effective Time (other than the (i) the AEL Common Stock held by holders exercising appraisal rights, (ii) the AEL Common Stock owned by AEL as treasury stock, (iii) the AEL Common Stock owned by Parent, Merger Sub or their subsidiaries, including the Parent Group Shareholders or (iv) the AEL Common Stock subject to AEL restricted stock awards) will automatically be cancelled and converted into the right to receive (i) the Cash Consideration (i.e., an amount in cash equal to $38.85, without interest, subject to adjustment as described below) and (ii) the Stock Consideration (i.e., a number of fully paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio (as described in the paragraph immediately below), subject to adjustment as described below), and cash in lieu of fractional shares of BAM Class A Stock.

The Stock Consideration will be subject to adjustment. If the BAM Class A Stock Price is between $35.51 and $30.48, the Shareholders will receive 0.49707 shares of BAM Class A Stock. If the BAM Class A Stock Price is greater than $35.51, the Shareholders will receive a number of BAM Class A Stock equal to the quotient (rounded to five decimal places) obtained by dividing (x) $17.65 by (y) the BAM Class A Stock Price. If the BAM Class A Stock Price is less than $30.48, the Shareholders will receive a number of BAM Class A Stock equal to the quotient (rounded to five decimal places) obtained by dividing (x) $15.15 by (y) the BAM Class A Stock Price.

The Merger Agreement provides for further adjustment of the Stock Consideration if the BAM Class A Stock Price is less than $30.48. If the BAM Class A Stock Price is less than $30.48, Parent and BAM shall have the right (in their sole discretion) to elect to reduce (but not to below zero) the Exchange Ratio by delivering written notice of such election to AEL no later than 4:00 p.m. New York time on the second trading day immediately preceding the Closing Date. Unless Parent and BAM elect to reduce the Exchange Ratio to zero, any such reduction in the Exchange Ratio shall not result in the value of the aggregate amount of Stock Consideration (determined on the basis of the BAM Class A Stock Price) after giving effect to such reduction being less than $200,000,000. If Parent and BAM make such an election, the amount of the Cash Consideration shall be increased by an amount equal to the product of (i) the positive excess of (A) the Exchange Ratio as determined in accordance with its definition prior to giving effect to such reduction, over (B) the Exchange Ratio after giving effect to such reduction, multiplied by (ii) the BAM Class A Stock Price.

The AEL Preferred Stock issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, remain outstanding as an obligation of the Surviving Company, remain entitled to the same dividends and other preferences and privileges that they currently have and no consideration will be delivered in respect thereof.

A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.

Treatment of AEL Equity Awards in the Merger (Page 96)

AEL Options. At the Effective Time, each outstanding and unexercised AEL Option (whether vested or unvested) will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of shares of AEL Common Stock subject to such AEL Option immediately prior to the Effective Time and (2) the excess, if any, of the Merger Consideration (valuing the Stock Consideration at $16.15) over the exercise price per share of such AEL Option.

AEL RSUs. At the Effective Time, each outstanding AEL RSU other than Rollover AEL RSUs will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of shares of AEL Common Stock subject to such AEL RSU immediately prior to the Effective Time and (2) the Merger Consideration (valuing the Stock Consideration at $16.15).

AEL PSUs. At the Effective Time, each outstanding AEL PSU will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of shares of AEL Common Stock subject to such AEL PSU immediately prior to the Effective Time (based on (A) for AEL PSUs other than the VWAP PSUs, a performance level determined based on the greater of target and actual performance as reasonably determined by the Compensation and Talent Management Committee of the AEL Board immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of applicable performance goals based on the Merger Consideration) (valuing the Stock Consideration at $16.15) and (2) the Merger Consideration (valuing the Stock Consideration at $16.15).

AEL Restricted Stock. At the Effective Time, each outstanding award of AEL Restricted Stock will automatically have any restrictions thereon lapse and be converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of shares of AEL Restricted Stock subject to such award immediately prior to the Effective Time and (2) the Merger Consideration (valuing the Stock Consideration at $16.15).

Rollover AEL RSUs. At the Effective Time, any outstanding AEL RSU that is a Rollover AEL RSU will automatically cease to represent an award denominated in AEL Common Stock and will be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock (an “Exchanged RSU”), with the number of shares of BAM Class A Stock subject to each such Exchanged RSU equal to the product of (i) the number of AEL Common Stock subject to such Rollover AEL RSU immediately prior to the Effective Time multiplied by (ii) the quotient of (A) the Merger Consideration (valuing the Stock Consideration at $16.15) divided by (B) the BAM Class A Stock Price, and except as specifically provided in the Merger Agreement, following the Effective Time, each Exchanged RSU will continue to be governed by the same material terms and conditions (including vesting schedule and the termination protections established for such AEL RSU) as were applicable to the Rollover AEL RSU immediately prior to the Effective Time.

AEL’s Reasons for the Merger; Recommendation of the AEL Board (Page 49)

On July 4, 2023, the AEL Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of AEL and the Shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are Shareholders), (ii) adopted the Merger Agreement and the Transactions, including the Merger, (iii) directed that the Merger Agreement and the Transactions, including the Merger, be submitted to the Shareholders for their approval and (iv) resolved to recommend approval of the Merger and the Merger Agreement to the Shareholders.

The AEL Board recommends that Shareholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal.

For the factors considered by the AEL Board in making its determination, see the section entitled “The Transactions—AEL’s Reasons for the Merger; Recommendation of the AEL Board” beginning on page 49 of this joint proxy statement/prospectus.

Opinion of AEL’s Financial Advisors (Page 54)

Opinion of Ardea Partners LP

Pursuant to an engagement letter between AEL and Ardea Partners LP (“Ardea”) dated February 26, 2021, as amended on December 29, 2022, the AEL Board retained Ardea as its financial advisor in connection with the Transactions.

At a meeting of the AEL Board held on July 4, 2023, representatives of Ardea rendered to the AEL Board Ardea’s oral opinion, subsequently confirmed in a written opinion dated July 4, 2023 and delivered to the AEL Board, to the effect that, as of the date of Ardea’s written opinion, and based upon, and subject to, the factors and assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Ardea as set forth therein, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such Shareholders.

The full text of Ardea’s written opinion, dated July 4, 2023, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Ardea in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference in this joint proxy statement/prospectus in its entirety. The summary of the Ardea opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Ardea’s written opinion. Shareholders are urged to, and should, read the Ardea opinion carefully and in its entirety. Ardea provided its advisory services and opinion for the information and assistance of the AEL Board (in its capacity as such) in connection with and only for the purposes of its consideration of the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) and did not address any other aspect of the Transactions or the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Ardea’s opinion does not constitute a recommendation as to how any Shareholders should vote at any Special Meeting with respect to the Transactions or any other matter or whether such Shareholders should take any other action in connection with the Merger.

For a description of the opinion that the AEL Board received from Ardea, and for additional information, see the section entitled “The Transactions—Opinion of AEL’s Financial Advisors” beginning on page 54 of this joint proxy statement/prospectus and Annex B to this joint proxy statement/prospectus.

Opinion of J.P. Morgan

Pursuant to an engagement letter between AEL and J.P. Morgan Securities LLC (“J.P. Morgan”) dated December 21, 2021, as amended January 9, 2023 and July 4, 2023, the AEL Board retained J.P. Morgan as its financial advisor in connection with the Transactions.

At the meeting of the AEL Board on July 4, 2023, J.P. Morgan rendered its oral opinion to the AEL Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by J.P. Morgan as set forth therein, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) in the Transactions was fair, from a financial point of view, to such Shareholders. J.P. Morgan has confirmed its July 4,

2023 oral opinion by delivering its written opinion to the AEL Board, dated July 4, 2023, that, as of such date, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) in the Transactions was fair, from a financial point of view, to such Shareholders.

The full text of the written opinion of J.P. Morgan dated July 4, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limits on the review undertaken by J.P. Morgan in rendering its fairness opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus in its entirety and herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Shareholders are urged to read J.P. Morgan’s opinion carefully and in its entirety. J.P. Morgan’s written opinion was addressed to the AEL Board (in its capacity as such) in connection with and only for the purposes of its evaluation of the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) and did not address any other aspect of the Transactions or the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of AEL or as to the underlying decision by AEL to engage in the Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. Such opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote at any Special Meeting with respect to the Transactions or any other matter or whether such Stockholders should take any other action in connection with the Merger.

For a description of the opinion that the AEL Board received from JPM, and for additional information, see the section entitled “The Transactions—Opinion of AEL’s Financial Advisors” beginning on page 54 of this proxy statement and Annex C to this proxy statement.

Interests of AEL Directors and Executive Officers in the Merger (Page 67)

AEL directors and executive officers may have interests in the Merger that may be different from, or in addition to, those of the Shareholders generally. The members of the AEL Board were aware of and considered these interests in reaching the determination to approve the Merger Agreement and the Transactions, including the Merger, and in recommending that the Shareholders vote in favor of the Merger Proposal. For additional information, see the section entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67 of this joint proxy statement/prospectus.

Voting Agreement (Page 75)

Concurrently with the execution of the Merger Agreement on July 4, 2023, AEL entered into the Voting Agreement with the Parent Group Shareholders.

Pursuant to the Voting Agreement, subject to the terms and conditions therein, the Parent Group Shareholders have agreed to vote all of the outstanding AEL Common Stock then beneficially owned by the Parent Group Shareholders (i) in favor of the approval of the Merger Agreement and the Merger and (ii) against any other takeover proposal or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. The Voting Agreement also includes waivers of certain provisions of the Investment Agreement, in order to, among other things, permit Parent to exercise certain rights under the Merger Agreement and to remove any limitations on voting under the Investment Agreement that would conflict with the Parent Group Shareholders’ voting obligations under the Voting Agreement. Such waivers expire upon a termination of the Merger Agreement in accordance with its terms.

As of July 4, 2023 (the date of the Voting Agreement), an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.38% of the total voting power of the Shareholders, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement, and as of October 10, 2023, the record date, an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.20% of the total voting power of the Shareholders, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement.

The Voting Agreement will terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) at any time prior to the time, but not after, the requisite Shareholder approval of the Merger Agreement is obtained, if the AEL Board or any committee thereof has made a recommendation change in favor of an adverse recommendation change and (iv) the termination of the Voting Agreement by the mutual written consent of the parties thereto.

Guaranty (Page 75)

Concurrently with the execution of the Merger Agreement on July 4, 2023, BN executed and delivered the Guaranty for the benefit of AEL.

Pursuant to the Guaranty, subject to the terms and conditions therein, BN has agreed to guarantee for the benefit of AEL (i) the obligation of Parent on the Closing Date to deliver the Merger Consideration to the exchange agent, pursuant to, and subject to the terms and conditions of the Merger Agreement, (ii) certain obligations of Parent to indemnify and reimburse expenses of AEL under the Merger Agreement and (iii) certain monetary damages that may be awarded to AEL by a court of competent jurisdiction.

The obligations of BN under the Guaranty with respect to the guaranteed obligations set forth in the paragraph above will terminate upon the earlier of (i) the Effective Time and (ii) 90 days following the termination of the Merger Agreement in accordance with its terms if no claim is brought against Parent, Merger Sub or BAM with respect to any of the guaranteed obligations set forth in the paragraph above; except that if such a claim is brought, then the applicable guaranteed obligation is not terminated until either (A) a final, non-appealable resolution of such claim (x) is made in favor of Parent, Merger Sub, BAM or BN, as applicable, or (y) if such resolution is made in favor of AEL, upon the payment of any amount so required by such resolution or (B) a written agreement signed by each of AEL, BN, Parent and Merger Sub terminating the Guaranty is entered into.

Regulatory Approvals Required for the Merger (Page 83)

To complete the Merger, AEL, Parent and BAM must make certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration or termination of waiting periods from U.S. and non-U.S. governmental and regulatory bodies, including antitrust, insurance and other regulatory authorities. As described below in the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus, the obligations of AEL, Parent, Merger Sub and BAM to effect the Merger are subject to, among other things, (i) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act having been terminated or having expired, (ii) the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, certain Governmental Authorities, (iii) any timing agreements with a Governmental Authority applicable to the consummation of the Transactions having expired or otherwise not prohibiting consummation of the Transactions and (iv) FINRA having approved the Rule 1017 application (unless Parent has waived the receipt of FINRA’s approval of the Rule 1017 application as permitted by the Merger Agreement).

AEL and Parent filed the required notifications under the HSR Act with the Antitrust Division and the FTC on August 16, 2023. The applicable waiting period under the HSR Act expired at 11:59 P.M., Eastern Time, on September 15, 2023. AEL Financial Services, LLC filed the required application with FINRA on August 31, 2023. Applications or notifications in connection with the Merger or the changes in control of various subsidiaries of AEL that may be deemed to occur as a result of the Merger have been filed, pursuant to the

Merger Agreement, with various U.S. state insurance regulatory authorities, including the Arizona Department of Insurance and Financial Institutions, the Iowa Insurance Division, the New York State Department of Financial Services and the Vermont Department of Financial Regulation. Applications for approval or notifications have also been filed with certain non-U.S. insurance regulatory authorities, including the Bermuda Monetary Authority.

For more information, see the section entitled “The Transactions—Regulatory Approvals Required for the Merger” beginning on page 83 of this joint proxy statement/prospectus.

Accounting Treatment of the Merger (Page 83)

Brookfield Reinsurance prepares its financial statements in accordance with U.S. GAAP. Brookfield Reinsurance expects to consolidate the financial statements of AEL in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, effective on the Closing Date. Brookfield Reinsurance will apply ASC 805, Business Combinations, to the Merger and initially recognize the assets and liabilities of AEL at fair value. Brookfield Reinsurance’s profit and other comprehensive income will also include AEL’s profit or loss and other comprehensive income prospectively from the Closing Date.

In connection with the Transactions, BAM will issue, from treasury, shares of BAM Class A Stock in exchange for an approximate 2% interest in BAM ULC held by BN. The share exchange between BAM and BN will be recorded at fair market and will increase BAM’s interest in BAM ULC from 25% to approximately 27%. Upon completion of the share exchange, BAM will continue to account for its interest in BAM ULC as an equity method investment.

Appraisal or Dissenters’ Rights (Page 85)

Shareholders who, as of the Effective Time, (i) do not vote, or cause or permit to be voted, any shares of AEL Common Stock in favor of the Merger Proposal at the Special Meeting or do not consent thereto in writing, and (ii) demand properly in writing, prior to the vote taken on the Merger at the Special Meeting, appraisal for such shares of AEL Common Stock in accordance with the IBCA (which Shareholders are referred to as “Dissenting Shareholders” in this joint proxy statement/prospectus) will not, with respect to such shares of AEL Common Stock, receive the Merger Consideration. Each share of AEL Common Stock held by such Dissenting Shareholder as of immediately prior to the Effective Time will no longer be issued and outstanding and will automatically be canceled and cease to exist, and each Dissenting Shareholder will be entitled to receive payment of the fair value of such shares of AEL Common Stock held by the Dissenting Shareholder in accordance with the applicable provisions of the IBCA. If a Dissenting Shareholder fails to perfect, effectively withdraws or otherwise loses any right to appraisal, such Dissenting Shareholder’s shares of AEL Common Stock will be canceled and converted as of the Effective Time into the right to receive the Merger Consideration.

Under the Merger Agreement, AEL has agreed to give Parent (i) prompt written notice of any demands for appraisal received by AEL, withdrawals of such demands, and any other related instruments received by AEL and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the IBCA. AEL will not, without the prior written consent of Parent, make any payment with respect to, offer to settle or settle any such. For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights” beginning on page 85 of this joint proxy statement/prospectus.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (Page 119)

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the obligations of AEL, Parent, Merger Sub and BAM to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable Law) of a number of conditions, including the following:

•	the Merger having been approved by the requisite Shareholders;

•

the shares of BAM Class A Stock constituting the Stock Consideration having been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to the satisfaction of customary listing conditions of the TSX;

•	any waiting period (or extension thereof) applicable to the Transactions under the HSR Act having been terminated or having expired;

•

the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, the Governmental Authorities, having occurred or been obtained and being in full force and effect;

•	any timing agreements with a Governmental Authority applicable to the consummation of the Transactions having expired or otherwise not prohibiting consummation of the Transactions;

•

there not being in effect any injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions; and

•

the Registration Statement having been declared effective under the U.S. Securities Act and having not been the subject of any stop order suspending the effectiveness of such registration statement or initiated or threatened proceedings seeking such a stop order.

In addition, the Merger Agreement provides for additional obligations, separately, of Parent, Merger Sub and BAM and of AEL to effect the Merger, which are subject to satisfaction (or waiver, if permissible under applicable Law). For more information, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus.

Termination of the Merger Agreement (Page 122)

AEL and Parent may mutually agree to terminate the Merger Agreement at any time prior to the Effective Time. The Merger Agreement may be terminated in certain other circumstances, including the following:

•

by either AEL or Parent, if the Merger has not been consummated by an initial outside date of April 4, 2024; provided, however, that if the conditions relating to the waiting period applicable to the Transactions under the HSR Act, regulatory approvals and timing agreements with a Governmental Authority described in the third, fourth and fifth bullets under “Conditions that Must Be Satisfied or Waived for the Merger to Occur—Mutual Closing Conditions” above have not been satisfied or waived on or prior to the April 4, 2024 but all other conditions to closing have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied)), the outside date may be extended by either AEL or Parent to a date not beyond July 5, 2024 by providing a written notice to the other party prior to 5:00 p.m. (New York time) on April 4, 2024 (however, the right to terminate the Merger Agreement pursuant to this bullet will not be available to any party whose breach of any of such party’s representations and warranties set forth in the Merger Agreement, whose failure to perform its obligations under the Merger Agreement, whose failure to act in good faith or whose failure to use its reasonable best efforts to consummate the Transactions has been a proximate cause of or resulted in the failure of the Merger to be consummated on or prior the outside date);

•

by either AEL or Parent, if there is in effect any injunction, judgment or ruling, enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions, except that the party seeking to terminate the Merger Agreement pursuant to this bullet must have performed in all material respects its obligations under the Merger Agreement, acted in good faith and used reasonable best efforts to prevent the entry of and to remove any such restraint, as required by the provisions described under the section entitled “The Merger Agreement—Efforts to Complete the Merger” beginning on page 113 of this joint proxy statement/prospectus;

•

by either AEL or Parent, if the Shareholders do not approve the Merger Proposal following a vote thereon having been taken at the Special Meeting or at any postponement, recess or adjournment thereof taken in accordance with the Merger Agreement;

•

by AEL, if any of Parent, Merger Sub or BAM has breached any of its representations or warranties, or has failed to perform any of its obligations or agreements contained in the Merger Agreement, which breach or failure would result in the failure of certain conditions to the obligations of AEL to consummate the Merger described under the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur—Additional Conditions – AEL” beginning on page 121 of this joint proxy statement/prospectus to be satisfied and which is not reasonably capable of being cured prior to the outside date or, if reasonably capable of being cured, has not been cured by the earlier of the outside date and 30 days following receipt by Parent, Merger Sub or BAM, as applicable, of written notice from AEL stating its intention to terminate the Merger Agreement, except that AEL will not have the right to terminate the Merger Agreement under this provision if it is in material breach of any of its representations, warranties, obligations or agreements under the Merger Agreement;

•

by AEL, if, prior to the approval of the Merger by the Shareholders, the AEL Board has authorized AEL to enter into an alternative acquisition agreement with respect to a superior proposal and, prior to or concurrently with such termination, AEL enters into such alternative acquisition agreement and pays to Parent an amount equal to the termination fee, as further discussed below, in accordance with the Merger Agreement;

•

by Parent, if AEL has breached any of its representations or warranties, or has failed to perform any of its obligations or agreements contained in the Merger Agreement, which breach or failure would result in the failure of certain conditions to the obligations of Parent, Merger Sub and BAM to consummate the Merger described under the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur—Additional Conditions – Parent, Merger Sub and BAM” beginning on page 120 of this joint proxy statement/prospectus to be satisfied and which is not reasonably capable of being cured prior to the outside date or, if reasonably capable of being cured, has not been cured by the earlier of the outside date and 30 days following receipt by AEL of written notice from Parent stating its intention to terminate the Merger Agreement, except that Parent will not have the right to terminate the Merger Agreement under this provision if either Parent, Merger Sub or BAM is in material breach of any of its representations, warranties, obligations or agreements under the Merger Agreement; or

•	by Parent, if, prior to the approval of the Merger Proposal by the Shareholders, the AEL Board has made and not withdrawn an adverse recommendation change.

Expenses; Fees Relating to the Termination of the Merger Agreement (Page 124)

Generally, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring or required to incur such fees and expenses, whether or not the Merger is consummated.

AEL will be required to pay a termination fee of $102,000,000 to Parent under the following circumstances:

•	AEL terminates the Merger Agreement prior to the Shareholders approving the Merger Proposal to enter into an alternative acquisition agreement with respect to a superior proposal;

•	Parent terminates the Merger Agreement due to the AEL Board having made and not withdrawn an adverse recommendation change prior to the Shareholders approving the Merger Proposal; or

•	Parent or AEL terminates the Merger Agreement as a result of the failure of the Shareholders to approve the Merger at the Special Meeting and prior to such termination, a takeover proposal has been publicly announced or publicly made known to the AEL Board or the Shareholders (and not withdrawn) and AEL consummates or enters into a definitive agreement to consummate a takeover proposal within 12 months after the termination of the Merger Agreement, except that, for purposes of this bullet only, the reference in the definition of “takeover proposal” to “20%” is replaced with a reference to “50%”.

For more information, see the section entitled “The Merger Agreement—Expenses; Fees Relating to the Termination of the Merger Agreement” beginning on page 124 of this joint proxy statement/prospectus.

Delisting and Deregistration of AEL Common Stock (Page 89)

AEL and Parent have agreed to cooperate and to use their respective reasonable best efforts to cause the AEL Common Stock to be delisted from the NYSE and deregistered under the U.S. Exchange Act as soon as reasonably practicable following the Effective Time. If the Merger is completed, the AEL Common Stock will be delisted from the NYSE and deregistered under the U.S. Exchange Act.

Listing of BAM Class A Stock (Page 89)

Under the terms of the Merger Agreement, BAM is required to use its reasonable best efforts to cause the BAM Class A Stock to be delivered as Stock Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. BAM is required to use its reasonable best efforts to obtain conditional approval for the listing and posting for trading on the TSX of the BAM Class A Stock to be delivered as Stock Consideration, subject only to the satisfaction of the customary listing conditions of the TSX. Accordingly, BAM has applied for the listing of the BAM Class A Stock to be issued in connection with the Merger on the NYSE and the TSX. The NYSE has authorized such application and the TSX has conditionally approved such listing. Listing on the TSX is subject to BAM fulfilling all of the requirements of the TSX by the business day following the Effective Time. The outstanding BAM Class A Stock is currently listed on each of the TSX and the NYSE under the symbol “BAM”.

Treatment of AEL Preferred Stock (Page 89)

At the Effective Time, each share of AEL Preferred Stock issued and outstanding immediately prior to the Effective Time will continue as a share of preferred stock of the Surviving Company following the Merger and will be entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, set forth in the certificate of designations applicable thereto as of immediately prior to the Effective Time. The Depositary Shares (representing interests in such preferred shares) will remain listed on the NYSE under the tickers AEL.PRA and AEL.PRB, and will remain registered by AEL under the U.S. Exchange Act immediately after the Merger. Parent may decide, following the Merger, to delist the Depositary Shares to deregister such Depositary Shares under the U.S. Exchange Act or to take other action with respect to the Depositary Shares and the AEL Preferred Stock.

Closing and Effective Time (Page 76)

The closing will take place remotely by electronic exchange of deliverables and release of signatures, as soon as practicable, and in any event not later than five business days following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions to closing described under the section entitled, “The Merger Agreement— Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by the Merger Agreement and by applicable Law, waiver of those conditions) or at such other date, time and place as AEL, Parent, Merger Sub and BAM may agree in writing. Unless Parent elects to waive such limitation in its sole discretion (which election must be made by Parent no later than December 11, 2023), in no event will the closing occur prior to January 5, 2024.

As promptly as practicable following the closing, but on the Closing Date, AEL, Parent and Merger Sub will (i) cause Articles of Merger relating to the Merger to be duly executed and filed with the Secretary of State of the State of Iowa as provided in Section 490.1106 of the IBCA and (ii) make all other filings or recordings required under the IBCA in connection with the filing of the Articles of Merger and the Merger. The Merger will become effective at the Effective Time as set forth in the Articles of Merger relating to the Merger so executed and filed.

Material U.S. Federal Income Tax Consequences (Page 76)

The Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder (as defined in the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 76 of this joint proxy statement/prospectus) will recognize gain or loss in the Merger equal to the difference, if any, between the amount realized in the Merger and the U.S. Holder’s tax basis in the AEL Common Stock exchanged therefor. The amount realized by a U.S. Holder in the Merger is generally the sum of the cash and the fair market value of any BAM Class A Stock received by such U.S. Holder in the Merger. In general, a U.S. Holder’s tax basis in their shares of AEL Common Stock is the amount the U.S. Holder paid for such shares.

Each Shareholder is urged to read the discussion in the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 76 of this joint proxy statement/prospectus and to consult their own tax adviser regarding the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Merger and the ownership and disposition of the BAM Class A Stock received pursuant to the Merger.

Material Canadian Federal Income Tax Consequences (Page 81)

Each Shareholder is urged to read the discussion in the section entitled “The Transactions—Material Canadian Federal Income Tax Consequences” beginning on page 81 of this joint proxy statement/prospectus and to consult their own tax advisor regarding the particular Canadian federal, provincial or local income or other tax consequences to it of the ownership and disposition of the BAM Class A Stock acquired pursuant to the Merger.

The Special Meeting (Page 24)

The Special Meeting will be held on Friday, November 10, 2023, at 9:00 A.M. local time at 6000 Westown Parkway, West Des Moines, IA 50266. Please allow ample time for check-in, which will begin at 8:30 A.M., local time.

AEL has set the close of business on October 10, 2023, as the record date for the Special Meeting, and only holders of record of AEL Common Stock on the record date are entitled to vote at the Special Meeting. As of close of business on the record date, there were 78,629,339 shares of AEL Common Stock outstanding. On each matter properly brought before the Special Meeting, each Shareholder is entitled to one vote per share of AEL Common Stock held of record as of the record date. The AEL Common Stock is the only security the holders of which are entitled to vote at the Special Meeting.

At the Special Meeting, the Shareholders will be asked to consider and vote on (i) the Merger Proposal, (ii) the Compensation Proposal and (iii) the Adjournment Proposal.

The approval by the Shareholders of the Merger Proposal is a condition to closing under the Merger Agreement. If the requisite Shareholders fail to approve the Merger Agreement, the Merger will not occur.

Because the vote on the Compensation Proposal is only advisory in nature, it will not be binding on AEL or the AEL Board. Accordingly, because AEL is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the transaction is consummated and regardless of the outcome of the Compensation Proposal.

To be approved, the Merger Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Merger Proposal, subject to a quorum being present at the Special Meeting. To be approved, Compensation Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Compensation Proposal, subject to a quorum being present at the Special Meeting. To be approved, Adjournment Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Adjournment Proposal, whether or not a quorum is present.

As of the record date, the directors and executive officers of AEL beneficially owned and were entitled to vote, in the aggregate, 932,695 shares of AEL Common Stock, representing approximately 1.19% of the voting power of the issued and outstanding AEL Common Stock. Additionally, pursuant to the Voting Agreement, subject to the terms and conditions therein, each of the Parent Group Shareholders have agreed to, among other things, vote all of the outstanding AEL Common Stock then beneficially owned by the Parent Group Shareholders or any of their respective affiliates (1) in favor of the approval of the Merger Agreement and the Merger and (2) against any other takeover proposal or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. As of the date of the Voting Agreement, an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.38% of the total voting power of the AEL Common Stock then issued and outstanding, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement.

The AEL Board recommends that the Shareholders vote (i) “FOR” the Merger Proposal, (ii) “FOR” the Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

Comparison of Securityholder Rights (Page 126)

Upon completion of the Merger, unless Parent exercises its right in certain circumstances to substitute all of the Stock Consideration for cash, shares of AEL Common Stock will be converted into the right to receive a number of shares of BAM Class A Stock as part of the Merger Consideration. As a result, holders of such shares of AEL Common Stock will become holders of BAM Class A Stock. The rights of Shareholders are governed by the IBCA, the Articles of Incorporation of AEL and the Amended and Restated Bylaws of AEL. These rights differ from the rights of holders of BAM Class A Stock. The rights of holders of BAM Class A Stock are governed by the Business Corporations Act (British Columbia) and the Notice of Articles and Articles of BAM. For a summary of the material differences between the rights of holders of each of AEL Common Stock and BAM Class A Stock, see the section entitled “Comparison of Securityholder Rights” beginning on page 126 of this joint proxy statement/prospectus.

Risk Factors (Page 17)

You should consider all the information contained in this joint proxy statement/prospectus, as well as the other information set forth in and incorporated by reference into this joint proxy statement/prospectus, before making a decision on the Merger Proposal, the Compensation Proposal or the Adjournment Proposal. In particular, you should consider the risk factors described in the section entitled “Risk Factors” beginning on page 17. Such risks include, but are not limited to:

•

because the market value of the shares of BAM Class A Stock that the Shareholders may receive in the Merger may fluctuate and may cause the value of the Stock Consideration to fluctuate, the Shareholders cannot be sure of the market value of the Stock Consideration that they will receive in the Merger;

•	upon completion of the Merger, the Shareholders who receive the BAM Class A Stock in the Merger will become holders of the BAM Class A Stock. BAM’s businesses differ from those of AEL, and accordingly, the results of operations of BAM will be affected by some factors that are different from those currently affecting the results of operations of AEL;

•	certain rights of the Shareholders will change as a result of the Merger;

•	there is no assurance when or if the Merger will be completed;

•	the announcement and pendency of the Merger could adversely affect AEL’s business, results of operations and financial condition;

•	while the Merger Agreement is in effect, AEL and its subsidiaries’ businesses are subject to restrictions on their business activities;

•	significant demands will be placed on AEL in connection with the Merger;

•	the termination of the Merger Agreement could negatively impact AEL;

•

directors and executive officers of AEL have interests in the Merger that may differ from the interests of the Shareholders generally, including, if the Merger is completed, the receipt of financial and other benefits;

•	except in specified circumstances, if the Merger is not completed by April 4, 2024, subject to extension in specified circumstances, either AEL or Parent may choose not to proceed with the Merger;

•	holders of BAM Class A Stock may find it difficult or impossible to enforce service of process and enforce judgments against BAM and its directors;

•	resales of BAM Class A Stock following the Merger may cause the market value of the BAM Class A Stock to decline; and

•	AEL may be the target of securities putative class action and/or derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information, all other information in this joint proxy statement/prospectus, including information included or incorporated by reference into this joint proxy statement/prospectus, consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements related to the proposed acquisition of AEL and the anticipated timing, results and benefits thereof, and statements regarding the expectations and beliefs of the AEL Board, AEL’s management, the BAM Board or BAM’s management. These forward-looking statements use words and terms such as anticipate, assume, believe, can, continue, could, enable, estimate, expect, foreseeable, goal, improve, intend, likely, may, model, objective, opportunity, outlook, plan, potential, project, remain, risk, seek, should, strategy, target, will, would, and other words and terms of similar meaning or that are otherwise tied to future periods or future performance, in each case in all forms of speech and derivative forms, or similar words, as well as any projections of future events or results. These forward-looking statements, and related oral statements that AEL or BAM may make, are subject to risks and uncertainties, many of which are beyond AEL’s or BAM’s control, that could cause actual results to differ materially from those projected, anticipated or implied. For example, (i) conditions to the closing of the Transactions may not be satisfied, (ii) regulatory approvals required for the Transactions may not be obtained, or required regulatory approvals may delay the Transactions or result in the imposition of conditions that could have a material adverse effect on AEL or BAM or cause certain conditions to closing not to be satisfied, which could result in the termination of the Merger Agreement, (iii) the timing of completion of Transactions is uncertain, (iv) the business of AEL may suffer as a result of uncertainty surrounding the Transactions, (v) events, changes or other circumstances could occur that could give rise to the termination of the Merger Agreement, (vi) there are risks related to disruption of management’s attention from the ongoing business operations of AEL due to the Transactions, (vii) the announcement or pendency of the Transactions could affect the relationships of AEL with its clients, operating results and business generally, including on each of AEL’s ability to retain employees, (viii) the pendency or consummation of the Transactions may have negative effects on the market price of the AEL Common Stock and/or AEL’s operating results, (ix) the outcome of any legal proceedings initiated against AEL or BAM during the pendency of the Transactions could adversely affect AEL or BAM, including their ability to consummate the Transactions, (x) the risk and uncertainty related to securing the Shareholder approval and satisfaction of other closing conditions to consummate the Transactions, (xi) the failure to realize the expected benefit of the Transactions and significant transaction costs and/or unknown or inestimable liabilities, (xii) the risk that AEL’s business will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected and (xiii) AEL or BAM may be adversely affected by other economic, business, and/or competitive factors as well as managements response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere, including those set forth under the headings entitled “Risk Factors” beginning on page 17 of this joint proxy statement/prospectus and the risk factors included in the AEL Annual Report and AEL’s most recent Quarterly Report on Form 10-Q, the BAM Annual Report and other documents of AEL or BAM on file with, or furnished to, the SEC.

There can be no assurance that the actual results or developments anticipated by AEL or BAM will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AEL or BAM or their business or operations. None of AEL or BAM undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by federal securities laws. All subsequent written or oral forward-looking statements attributable to AEL or BAM and/or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph. References to additional information about AEL and BAM have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this joint proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Price

The outstanding shares of BAM Class A Stock are currently listed on the NYSE and the TSX under the ticker symbol “BAM”, and the outstanding shares of AEL Common Stock are currently listed on the NYSE under the ticker symbol “AEL”.

The table below sets forth, for the periods indicated, the per share high and low closing price for shares of BAM Class A Stock as reported on the NYSE and the TSX and shares of AEL Common Stock as reported on the NYSE. Numbers have been rounded to the nearest whole cent.

	BAM Class A Stock NYSE		BAM Class A Stock TSX		AEL Common Stock NYSE
	High	Low	High	Low	High	Low
	(in US$)		(in C$)		(in US$)
Quarterly information for the past two years and subsequent quarters
2023(1)
July 1, 2023 – September 30, 2023	36.05	31.08	48.88	41.55	54.12	51.75
April 1, 2023 – June 30, 2023	33.86	30.52	45.42	41.39	52.86	35.69
January 1, 2023 – March 31, 2023	35.64	28.46	47.69	38.88	47.87	33.09
2022
October 1, 2022 – December 31, 2022	33.01	27.11	44.77	37.12	46.15	32.99
July 1, 2022 – September 30, 2022	—	—	—	—	42.64	33.83
April 1, 2022 – June 30, 2022	—	—	—	—	42.09	33.67
January 1, 2022 – March 31, 2022	—	—	—	—	43.72	35.24
2021
October 1, 2021 – December 31, 2021	—	—	—	—	39.17	30.08
July 1, 2021 – September 30, 2021	—	—	—	—	33.41	27.36
April 1, 2021 – June 30, 2021	—	—	—	—	33.50	29.21
January 1, 2021 – March 31, 2021	—	—	—	—	32.46	26.72

(1)	The BAM Class A Stock was listed and began trading on the NYSE and TSX on December 12, 2022.

The following table presents the closing price per share of BAM Class A Stock on the NYSE and the TSX and the closing price per share of AEL Common Stock on the NYSE on (a) June 23, 2023, the last full trading day prior to the public announcement of the Merger Agreement, and (b) October 10, 2023, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. This table also shows the implied value of the Merger Consideration payable for each share of AEL Common Stock, which was calculated by multiplying the closing price of the BAM Class A Stock on the NYSE on those dates by the Exchange Ratio, as calculated on those dates.

Date	BAM Class A Stock NYSE (in US$)	BAM Class A Stock TSX (in C$)	AEL Common Stock NYSE (in US$)	Implied Value Per Share of AEL Common Stock (Cash Consideration) (in US$)	Implied Value Per Share of AEL Common Stock (Stock Consideration) (in US$)
June 23, 2023	31.65	41.77	40.67	38.85	15.73
October 10, 2023	32.98	44.75	53.29	38.85	16.39

Dividend Information

The following table sets forth the dividends or distributions, as applicable, per share of BAM Class A Stock and per share of AEL Common Stock declared with respect to the periods indicated.

	BAM Class A Stock Dividends (in US$)	AEL Common Stock Dividends (in US$)
Quarterly information for the past two years and subsequent quarters(1)
2023
July 1, 2023 – September 30, 2023	$0.32	$—
April 1, 2023 – June 30, 2023	$0.32	$—
January 1, 2023 – March 31, 2023	$0.32	$—
2022
October 1, 2022 – December 31, 2022	$—	$0.36
July 1, 2022 – September 30, 2022	$—	$—
April 1, 2022 – June 30, 2022	$—	$—
January 1, 2022 – March 31, 2022	$—	$—
2022
October 1, 2021 – December 31, 2021	$—	$0.34
July 1, 2021 – September 30, 2021	$—	$—
April 1, 2021 – June 30, 2021	$—	$—
January 1, 2021 – March 31, 2021	$—	$—

(1)	BAM was incorporated on July 4, 2022 and became a publicly traded company on December 12, 2022.

The holders of BAM Class A Stock and BAM Class B Stock rank on a parity with each other with respect to the payment of dividends and are entitled to receive dividends as and when declared by the BAM Board, subject to the special rights of the holders of all classes and series of preferred shares and any other shares ranking senior to the BAM Class A Stock with respect to priority in payment of dividends.

The AEL Board may from time to time declare dividends, or distributions out of contributed surplus, to be paid to the Shareholders in proportion to the number of shares held by them, and in accordance with their rights and interests, including such interim dividends as appear to the AEL Board to be justified by the position of AEL. Under the terms of the Merger Agreement, prior to the Effective Time, AEL is not permitted to declare or pay any dividends on the AEL Common Stock prior to April 4, 2024. In the event that the closing does not occur on or prior to April 4, 2024, AEL may, at any time thereafter, declare and pay a dividend on the AEL Common Stock in accordance with AEL’s normal dividend practices. AEL is permitted to declare and pay quarterly cash dividends on the AEL Preferred Stock in accordance with their terms as in effect as of the date of the Merger Agreement. AEL expects to continue paying normal quarterly dividends on the AEL Preferred Stock. The AEL Preferred Stock will remain outstanding after the Merger and remain entitled to the same dividends and other preferences and privileges that they currently have, with the AEL Preferred Stock dividends being an obligation of the Surviving Company.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information set forth in and incorporated by reference into this joint proxy statement/prospectus, before making a decision on the Merger Proposal, the Compensation Proposal or the Adjournment Proposal. Shareholders who receive shares of BAM Class A Stock following completion of the Merger will be subject to all risks inherent in the business of BAM. The market value of such BAM Class A Stock will reflect the performance of the business relative to, among other things, that of the competitors of BAM and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this joint proxy statement/prospectus. For information about the filings incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information” beginning on page 138 of this joint proxy statement/prospectus.

Risk Factors Relating to the Merger

Because the market value of the shares of BAM Class A Stock that the Shareholders may receive in the Merger may fluctuate and may cause the value of the Stock Consideration to fluctuate, the Shareholders cannot be sure of the market value of the Stock Consideration that they will receive in the Merger.

At the Effective Time, Merger Sub will be merged with and into AEL and each share of AEL Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will automatically be cancelled and converted into the right to receive (i) an amount in cash equal to $38.85, without interest, subject to adjustment as provided for below and (ii) a number of fully paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio, subject to adjustment as provided for below, and cash in lieu of fractional shares of BAM Class A Stock.

The Stock Consideration will be subject to adjustment. If the BAM Class A Stock Price is less than or equal to $35.51 but greater than or equal to $30.48, the Exchange Ratio will be 0.49707 and the total Merger Consideration will equal between $54.00 and $56.50. The Exchange Ratio is subject to adjustment such that if the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being less than $54.00 per share, the number of shares of BAM Class A Stock delivered for each share of AEL Common Stock will be increased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $54.00 and Parent will have the option to pay cash in lieu of some or all of the Stock Consideration. In the event that the BAM Class A Stock Price would result in the value of the aggregate Merger Consideration per share of AEL Common Stock being greater than $56.50, the number of shares of BAM Class A Stock delivered for each share of AEL Common Stock will be decreased such that the value of the aggregate Merger Consideration delivered for each share of AEL Common Stock will equal $56.50.

Under the Merger Agreement, Parent may substitute all of the Stock Consideration for cash if the BAM Class A Stock Price is less than $30.48. Unless the Stock Consideration is substituted entirely for cash, the remaining value of the Stock Consideration shall not be less than $200,000,000 in the aggregate after such substitution.

The market value of the shares of BAM Class A Stock that the Shareholders may be entitled to receive at the Effective Time may vary significantly from the market value of such shares of BAM Class A Stock on the date that the Merger Agreement was executed or at other dates, such as the date of this joint proxy statement/prospectus or the date of the Special Meeting. Stock price changes may result from a variety of factors, including changes in BAM’s business, operations or prospects, regulatory considerations and general business, market, industry or economic conditions.

Upon completion of the Merger, the Shareholders who receive the BAM Class A Stock in the Merger will become holders of the BAM Class A Stock. BAM’s businesses differ from those of AEL, and accordingly, the results of operations of BAM will be affected by some factors that are different from those currently affecting the results of operations of AEL. For a discussion of the business of BAM and of some important factors to consider in connection with BAM’s business, see the BAM Annual Report, included in Annex D to this joint proxy statement/prospectus.

Certain rights of the Shareholders will change as a result of the Merger.

Upon completion of the Merger, the Shareholders will no longer be shareholders of AEL, an Iowa corporation, and will become holders of BAM Class A Stock. BAM is a corporation formed under the Laws of the Province of British Columbia. There will be certain differences between your current rights as a Shareholder, on the one hand, and the rights to which you will be entitled as a holder of BAM Class A Stock, on the other hand. For a more detailed discussion of the differences in the rights of the Shareholders and the holders of BAM Class A Stock, see the section entitled “Comparison of Securityholder Rights” beginning on page 126 of this joint proxy statement/prospectus.

There is no assurance when or if the Merger will be completed.

The completion of the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) of a number of conditions as set forth in the Merger Agreement, including, among others, (i) the Merger having been approved by the Shareholders; (ii) the shares of BAM Class A Stock constituting the Stock Consideration having been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to the satisfaction of customary listing conditions of the TSX; (iii) any waiting period (or extension thereof) applicable to the Transactions under the HSR Act having been terminated or having expired; (iv) the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, the Governmental Authorities (see the section entitled “The Transactions—Regulatory Approvals Required for the Merger” beginning on page 83 of this joint proxy statement/prospectus for more information on the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, these Governmental Authorities), having occurred or been obtained and being in full force and effect; (v) any timing agreements with a Governmental Authority applicable to the consummation of the Transactions having expired or otherwise not prohibiting consummation of the Transactions; (vi) there being in effect no injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions; (vii) the Registration Statement having been declared effective under the U.S. Securities Act and having not been the subject of any stop order suspending the effectiveness of such registration statement or initiated or threatened proceedings seeking such a stop order; (viii) subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement; (ix) the absence of any AEL Material Adverse Effect, Parent Material Adverse Effect and BAM Material Adverse Effect since the signing of the Merger Agreement (see the section entitled “The Merger Agreement—Material Adverse Effect” beginning on page 99 of this joint proxy statement/prospectus for a description of material adverse effects); (x) in the case of Parent’s obligation to close, the absence of any term, condition or restriction being imposed by a regulatory approval that constitutes a “burdensome condition” (see the section entitled “The Merger Agreement—Efforts to Complete the Merger—Burdensome Condition” beginning on page 114 of this joint proxy statement/prospectus for a description of burdensome conditions) and (xi) performance in all material respects by the other parties of their covenants under the Merger Agreement.

AEL and Parent and, solely with respect to the registration and listing of the Stock Consideration, BAM have made various filings and submissions and are pursuing all required Consents, orders and approvals in accordance with the Merger Agreement. No assurance can be given that the required Consents, orders and approvals will be obtained or that the required conditions to the completion of the Merger will be satisfied. Even if all such Consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such Consents, orders and approvals. For example, these Consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of AEL and Parent or may impose requirements, limitations or costs or place restrictions on the conduct of AEL’s or Parent’s business, and if such Consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to AEL or Parent. Such extended period of time also may increase the chance that other adverse effects with respect to AEL or Parent could occur, such as the loss of key personnel. Each party’s obligation to complete the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Merger Agreement. As a result of these conditions, AEL and Parent cannot provide assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all. For more information, see the sections entitled “The Transactions—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on pages 83 and 119, respectively, of this joint proxy statement/prospectus.

The Special Meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Merger Proposal is approved by Shareholders, AEL and Parent would not be required to seek further approval of the Shareholders.

The announcement and pendency of the Merger could adversely affect AEL’s business, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding AEL’s business, including affecting AEL’s relationships with regulators and existing and future customers, suppliers and employees, which could have an adverse effect on AEL’s business, results of operations and financial condition, regardless of whether the Merger is completed. In addition, AEL has expended, and continues to expend, significant management resources in an effort to complete the Merger, which are being diverted from AEL’s day-to-day operations.

If the Merger is not completed, the price of the AEL Common Stock may fall to the extent that the current price of the AEL Common Stock reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of AEL in the investment community and may affect AEL’s relationship with employees, customers, suppliers, policyholders and other partners in the business community.

While the Merger Agreement is in effect, AEL and its subsidiaries’ businesses are subject to restrictions on their business activities.

Under the Merger Agreement, AEL and its Subsidiaries are subject to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course of business in all material respects prior to completing the Merger (unless AEL obtains Parent’s prior written approval, which is not to be unreasonably withheld, conditioned or delayed), which may restrict AEL’s ability to exercise certain of its business strategies. These restrictions may prevent AEL from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness, taking certain actions with respect to Investment Assets (as defined in the Merger Agreement) or making changes to AEL’s business prior to the completion of the Merger or termination of the Merger Agreement. These restrictions could have an adverse effect on AEL’s business, financial results, financial condition or share price.

Significant demands will be placed on AEL in connection with the Merger.

As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, financial and other personnel and systems of AEL. AEL cannot assure you that their systems, procedures and controls will be adequate to support the transition and integration of operations following and resulting from the Merger. The future operating results of the Surviving Company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and adapt its financial controls and reporting systems in response to the Merger.

The termination of the Merger Agreement could negatively impact AEL.

If the Merger is not completed for any reason, including as a result of the Shareholders failing to approve the Merger Proposal, the ongoing businesses of AEL may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, AEL would be subject to a number of risks, including the following:

•

AEL may experience negative reactions from the financial markets, including a decline of the price of the shares of AEL Common Stock (which may reflect a market assumption that the Merger will be completed);

•	AEL may experience negative reactions from the investment community, regulators, employees and its customers or other partners in the business community;

•

the Merger Agreement places certain restrictions on the conduct of AEL’s business, and such restrictions, the waiver of which is subject to the consent of Parent, may prevent AEL from making certain material acquisitions, entering into or amending certain contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Transaction that AEL may have made, taken or pursued if these restrictions were not in place;

•	AEL may be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•

matters relating to the Merger will have required substantial commitments of time and resources by AEL management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to AEL had the Merger not been contemplated.

If the Merger Agreement is terminated and the AEL Board seeks another merger, business combination or other transaction, the Shareholders cannot be certain that AEL will find a party willing to offer equivalent or more attractive consideration than the Merger Consideration the Shareholders would receive from Parent in the Merger. If the Merger Agreement is terminated under specified circumstances, AEL may be required to pay Parent a termination fee of $102,000,000.

See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses; Fees Relating to the Termination of the Merger Agreement” both beginning on page 124, of this joint proxy statement/prospectus for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination fee may be payable by AEL.

Directors and executive officers of AEL have interests in the Merger that may differ from the interests of the Shareholders generally, including, if the Merger is completed, the receipt of financial and other benefits.

In considering the recommendation of the AEL Board, you should be aware that AEL’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of the Shareholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the Merger Agreement, potential severance benefits and other payments, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67 of this joint proxy statement/prospectus.

Except in specified circumstances, if the Merger is not completed by April 4, 2024, subject to extension in specified circumstances, either AEL or Parent may choose not to proceed with the Merger.

Either AEL or Parent may terminate the Merger Agreement if the Merger has not been completed by April 4, 2024, provided that this outside date may be extended by either party to July 5, 2024, if, as of April 4, 2024, all conditions to the Merger are satisfied or validly waived other than with respect to conditions relating to regulatory approvals. However, this right to terminate the Merger Agreement will not be available to AEL or Parent if the failure of such party to perform any of its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Merger to be complete on or before such time. For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 122 of this joint proxy statement/prospectus.

Holders of BAM Class A Stock may find it difficult or impossible to enforce service of process and enforce judgments against BAM and its directors.

BAM is a company established under the Laws of the Province of British Columbia, most of its officers and directors are not residents of the U.S., and a substantial portion of the assets of BAM and said persons are located outside of the U.S. As a result, it may be difficult for holders of BAM Class A Stock in the U.S. to: (i) effect service of process within the U.S. upon BAM or those directors and officers who are not residents of the U.S.; or (ii) realize in the U.S. upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws.

Similarly, certain directors of BAM reside outside of Canada. Consequently, it may not be possible for holders of BAM Class A Stock in Canada to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. Furthermore, it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against the directors of BAM who reside outside of Canada since a substantial portion of the assets of such person may be located outside of Canada. For more information, see the section entitled “Service of Process and Enforceability of Civil Liabilities” beginning on page 136 of this joint proxy statement/prospectus.

Resales of BAM Class A Stock following the Merger may cause the market value of the BAM Class A Stock to decline.

BAM expects that it will issue up to approximately 32,770,648 shares of BAM Class A Stock at the Effective Time in connection with the Merger. The issuance of these shares of BAM Class A Stock and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for shares of BAM Class A Stock. The increase in the number of shares of BAM Class A Stock may lead to sales of such shares of BAM Class A Stock or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, shares of BAM Class A Stock.

AEL may be the target of securities putative class action and/or derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities putative class action lawsuits and/or derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. For information regarding potential securities putative class action and/or derivative lawsuits see the section entitled “The Transactions—Litigation Relating to the Merger” beginning on page 88 of this joint proxy statement/prospectus.

Risk Factors Relating to BAM

BAM is, and will continue to be, subject to the risks described in the BAM Annual Report. Please refer to Item 3.D “Risk Factors” in the BAM Annual Report, included in Annex D to this joint proxy statement/prospectus.

Risk Factors Relating to AEL

You should read and consider the risk factors specific to AEL’s business that will also affect the Surviving Company after completion of the Merger. These risks are described in the AEL Annual Report and AEL’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023, which are incorporated by reference into this joint proxy statement/prospectus, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 138 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Brookfield Reinsurance Ltd.

Brookfield Reinsurance (also referred to herein as Parent) is an exempted company limited by shares incorporated under the Laws of Bermuda. Brookfield Reinsurance was established by BN to own and operate a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance.

Parent’s principal executive office is located at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda and its telephone number is +1 (441) 405-7811.

Arches Merger Sub Inc.

Merger Sub, an Iowa corporation and an indirect wholly-owned subsidiary of Parent, was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transactions. By operation of the Merger, Merger Sub will be merged with and into AEL. As a result, AEL will survive the Merger. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive office is located at 250 Vesey Street, 15th Floor, New York, NY 10281.

Brookfield Asset Management Ltd.

BAM is a company incorporated under the laws of the Province of British Columbia. BAM was formed by Brookfield Asset Management Inc., now known as Brookfield Corporation or BN, to become a company through which investors can directly access a leading, pure-play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries. Specifically, in the court-approved plan of arrangement which closed on December 9, 2022, Brookfield Asset Management Inc. was divided into two publicly traded companies—BAM, a pure-play asset manager with a leading global alternative asset management business, and BN, focused on deploying capital across its operating businesses and compounding that capital over the long term. This division was designed to enhance long-term value for BN’s shareholders by creating separate identities for these two distinct businesses, while preserving their ability to benefit each other, and thus all shareholders of BAM and BN. BAM Class A Stock is listed on both the NYSE and the TSX under the symbol “BAM”.

BAM’s principal executive office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada and its telephone number is +1 (416) 363-9491.

American Equity Investment Life Holding Company

AEL is an Iowa corporation. Founded in 1995, AEL is a leader in the development and sale of fixed index and fixed rate annuity products. AEL issues fixed annuity products through its wholly-owned life insurance subsidiaries, American Equity Investment Life Insurance Company (“American Equity Life”), American Equity Investment Life Insurance Company of New York (“American Equity Life of New York”) and Eagle Life Insurance Company (“Eagle Life”). AEL’s policyholders work with over 40,000 independent agents and advisors affiliated with independent market organizations, banks and broker-dealers through its wholly-owned life insurance subsidiaries. Advisors and agents choose one of AEL’s leading annuity products best suited for clients’ personal needs to create financial dignity in retirement. To deliver on its promises to policyholders, AEL has focused investments on building a stronger emphasis on insurance liability driven asset allocation and specializing in alternate, private asset management while partnering with world renowned, public fixed income asset managers. It is licensed to sell its products in 50 states and the District of Columbia. AEL common stock is currently listed on the NYSE under the symbol “AEL”.

AEL’s principal executive office is located at 6000 Westown Parkway, West Des Moines, IA 50266, and its telephone number is +1 (515) 221-0002.

THE SPECIAL MEETING

Date, Time and Place

The Special Meeting will be held on Friday, November 10, 2023, at 9:00 A.M. local time at 6000 Westown Parkway, West Des Moines, IA 50266. Please allow ample time for check-in, which will begin at 8:30 A.M., local time.

AEL will entertain questions at the Special Meeting in accordance with the rules of conduct for the meeting to the extent that the questions posed by a Shareholder are relevant to the Special Meeting and the proposals presented. Any questions or comments that are unrelated to the business of the Special Meeting will not be addressed at the Special Meeting.

Purpose of the Special Meeting

At the Special Meeting, the Shareholders will be asked to consider and vote on (i) the Merger Proposal, (ii) the Compensation Proposal and (iii) the Adjournment Proposal.

The approval by the Shareholders of the Merger Proposal is a condition to closing under the Merger Agreement. If the requisite Shareholders fail to approve the Merger Agreement, the Merger will not occur. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus, and you are encouraged to read the Merger Agreement carefully and in its entirety. For a detailed discussion of the closing conditions of the Merger, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus.

Recommendation of the AEL Board

The AEL Board carefully reviewed and considered the terms and conditions of the Merger Agreement, including the Merger and the Transactions. The AEL Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of AEL and the Shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are Shareholders), (ii) adopted the Merger Agreement and the Transactions, including the Merger, (iii) directed that the Merger Agreement and the Transactions, including the Merger, be submitted to the Shareholders for their approval and (iv) resolved to recommend approval of the Merger and the Merger Agreement to the Shareholders.

Accordingly, the AEL Board recommends that the Shareholders vote (i) “FOR” the Merger Proposal, (ii) “FOR” the Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

For a discussion of the factors that the AEL Board considered in determining to recommend the adoption of the Merger Agreement, please see the section entitled “The Transactions—AEL’s Reasons for the Merger; Recommendation of the AEL Board” beginning on page 49 of this joint proxy statement/prospectus. In addition, in considering the recommendation of the AEL Board with respect to the Merger Agreement, you should be aware that some of AEL’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Shareholders generally. Please see the section of this joint proxy statement/prospectus entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67.

There are certain risks associated with the Merger. Please see the section entitled “Risk Factors” beginning on page 17 of this joint proxy statement/prospectus for more information regarding such risks. Shareholders should read carefully this joint proxy statement/prospectus, including the attached annexes and any documents incorporated by reference, in its entirety for more detailed information concerning the Merger and the Transactions. In particular, the Shareholders are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Record Date; Outstanding Shares; Shares Entitled to Vote

AEL has set the close of business on October 10, 2023 as the record date for the Special Meeting, and only holders of record of AEL Common Stock on the record date are entitled to vote at the Special Meeting. As of close of business on the record date, there were 78,629,339 shares of AEL Common Stock outstanding. On each matter properly brought before the Special Meeting, each Shareholder is entitled to one vote per share of AEL Common Stock held of record as of the record date. The AEL Common Stock is the only security the holders of which are entitled to vote at the Special Meeting.

Some Shareholders hold their shares through a bank, broker, trustee or other nominee rather than directly in their own name.

Shareholder of Record. If, as of the record date, shares of AEL Common Stock are registered directly in your name with AEL’s transfer agent, Computershare Trust Company, N.A., then you are considered, with respect to those shares, the “Shareholder of record”. As the Shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live in person at the Special Meeting.

Beneficial Owner. If, as of the record date, shares of AEL Common Stock are held in a brokerage account or by a broker, bank, trustee or other nominee, including through the AEL ESOP, then you are considered the “beneficial owner” of those shares that are held in “street name”. As the beneficial owner of those shares, you have the right to direct your bank, broker, trustee or other nominee how to vote, and you also are invited to attend the Special Meeting. However, because a beneficial owner is not the Shareholder of record, you may not vote these shares live in person at the Special Meeting unless you obtain a “legal proxy” from the bank, broker, trustee or other nominee that holds your shares, giving you the right to vote the shares live in person at the Special Meeting.

AEL Preferred Stock

The Merger Agreement does not provide for the payment of any consideration with respect to the AEL Preferred Stock, which shares will be unaffected by the Merger and will continue as preferred shares of the Surviving Company following the Merger. The relative rights, terms and conditions of the AEL Preferred Stock will remain unchanged and the Depositary Shares will continue to be listed on the New York Stock Exchange. The holders of the Depositary Shares representing the AEL Preferred Stock do not have any voting rights with respect to the Merger.

Quorum, Abstentions and Broker Non-Votes

We will have a quorum at the Special Meeting if a majority of the AEL Common Stock issued and outstanding and entitled to cast votes on the Merger Proposal or the Compensation Proposal is present in person or by proxy.

“Attending non-votes” or shares for which a Shareholder directs an “abstention” from voting, will each be counted for purposes of determining a quorum. “Attending non-votes” are shares of AEL Common Stock represented at the Special Meeting by attendance that are entitled to vote at the Special Meeting and have not been previously voted and are not voted at the Special Meeting.

Brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” occur when shares are held in street name and there are both routine and non-routine proposals to be voted upon at the meeting in question, but the broker or nominee is not instructed by the beneficial owner of shares on how to vote on a particular proposal for which the broker does not have discretionary voting power because the proposal is a non-routine proposal. In that circumstance, the shares in question are present at the meeting for purposes of the routine proposals, but the broker does not have any authority to vote on the non-routine proposals and therefore a broker non-vote with respect to such non-routine proposal occurs. Under applicable rules, each of the proposals to be voted on at the Special Meeting will be “non-routine” and therefore, it is expected that there will be no broker non-votes at the Special Meeting as any such shares held in street name for which brokers have not been instructed on how to vote will not be deemed present at the Special Meeting.

If you are a Shareholder and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares:

•

your bank, broker, trustee or other nominee may not vote your shares on the Merger Proposal, the Compensation Proposal or the Adjournment Proposal, which will have no effect on the vote count of these proposals; and

•	your shares will not be counted towards determining whether a quorum is present.

If a quorum is not present, the Special Meeting may be adjourned or postponed until the holders of the number of shares of AEL Common Stock required to constitute a quorum attend, subject to the terms and conditions set forth in the Merger Agreement.

Vote Required

Proposal 1: The Merger Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Merger Proposal, subject to a quorum being present at the Special Meeting. You may vote “FOR”, “AGAINST” or “ABSTAIN” for the Merger Proposal. Complete failures to vote, attending non-votes, abstentions and broker non-votes will have no effect on the Merger Proposal, subject to a quorum being present.

Proposal 2: The Compensation Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Compensation Proposal, subject to a quorum being present at the Special Meeting. You may vote “FOR”, “AGAINST” or “ABSTAIN” for the Compensation Proposal. Complete failures to vote, attending non-votes, abstentions and broker non-votes will have no effect on the Compensation Proposal, subject to a quorum being present.

Proposal 3: The Adjournment Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Adjournment Proposal, whether or not a quorum is present. You may vote “FOR”, “AGAINST” or “ABSTAIN” for the Adjournment Proposal. Complete failures to vote, attending non-votes, abstentions and broker non-votes will have no effect on the Adjournment Proposal.

As noted above, it is expected that there will be no broker non-votes at the Special Meeting as any such shares held in street name for which brokers have not been instructed on how to vote will not be deemed present at the Special Meeting.

The approval by the Shareholders of the Merger Proposal is a condition to closing under the Merger Agreement, and the requisite Shareholders must approve the Merger Proposal in order for the Merger to occur. If the requisite Shareholders fail to approve the Merger Proposal, the Merger will not occur.

The approval of the Compensation Proposal and the Adjournment Proposal are not conditions to the completion of the Merger. The vote on each proposal is a vote separate and apart from the other proposals. Accordingly, the Shareholders may vote in favor of one or more of the proposals and vote not to approve the other proposal(s).

Voting by AEL Directors, Executive Officers and Principal Shareholders

As of the record date, the directors and executive officers of AEL beneficially owned and were entitled to vote, in the aggregate, 932,695 shares of AEL Common Stock, representing approximately 1.19% of the voting power of the issued and outstanding AEL Common Stock.

On July 4, 2023, concurrently with the execution of the Merger Agreement and as a condition to AEL’s entry into the Merger Agreement, AEL entered into a Voting Agreement with the Parent Group Shareholders. Pursuant to the Voting Agreement, subject to the terms and conditions therein, each of the Parent Group Shareholders has agreed to, among other things, vote all of the outstanding AEL Common Stock then beneficially owned by the Parent Group Shareholders or any of their respective affiliates (i) in favor of the approval of the Merger Agreement and the Merger and (ii) against any other takeover proposal or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. The Voting Agreement also includes waivers of certain provisions of the Investment Agreement, in order to, among other things, permit Parent to exercise certain rights under the Merger Agreement and to remove any limitations on voting under the Investment Agreement that would conflict with the Parent Group Shareholders’ voting obligations under the Voting Agreement. As of the date of the Voting Agreement, an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.38% of the total voting power of the AEL Common Stock then issued and outstanding, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement.

For additional information regarding the ownership of AEL Common Stock by AEL’s directors, executive officers and certain shareholders, see the section entitled “Certain Beneficial Owners of AEL Common Stock”, beginning on page 134 of this joint proxy statement/prospectus.

Voting by Proxy or in Person

Voting or Submitting a Proxy for AEL Common Stock Held by the Shareholders of Record

If you are a Shareholder of record, you may vote (i) in person at the Special Meeting, (ii) by proxy using a proxy card, (iii) by proxy over the telephone or (iv) by proxy via the internet.

If you attend the Special Meeting in person, you may either vote by proxy in advance as described below or you may vote in person at the Special Meeting. We encourage you to vote by telephone or through the internet using the instructions in the Notice of Internet Availability of Proxy Materials and on your proxy card.

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By Mail: If you received a paper copy of the joint proxy statement/prospectus, you may vote by completing, signing and promptly returning the enclosed proxy card in the enclosed postage-paid envelope. To be counted, your mailed proxy card must be received by 10.59 p.m., Central Time, on November 9, 2023.

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Via the Internet: To vote via the internet, go to www.AALvote.com/AEL and follow the on-screen instructions. To be counted, your internet vote must be received by 10.59 p.m., Central Time, on November 9, 2023.

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By Telephone: To vote by telephone, dial toll-free +1 (866) 804-9616 using a touch-tone phone and follow the recorded instructions. To be counted, your telephone vote must be received by 10.59 p.m., Central Time, on November 9, 2023.

To reduce administrative costs and help the environment by conserving natural resources, AEL asks that you vote by proxy in advance of the Special Meeting through the internet or by telephone.

If you vote by proxy, regardless of the method you choose to vote, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of AEL Common Stock in the way that you indicate. When completing the internet or telephone processes or the proxy card, you may specify whether your shares of AEL Common Stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the Special Meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares of AEL Common Stock should be voted on a matter, the shares of AEL Common Stock represented by your properly signed proxy will be voted in accordance with the recommendations of the AEL Board. The AEL Board recommends the Shareholders vote (i) “FOR” the AEL Merger Proposal, (ii) “FOR” the Compensation Proposal and (iii) “FOR” the Adjournment Proposal.

Voting and Submitting a Proxy for AEL Common Stock Held in “Street Name”

If you hold your shares through a bank, broker, trustee or other nominee in “street name”, including through the AEL ESOP, instead of as a Shareholder of record, you must follow the voting instructions provided by your bank, broker, trustee or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker, trustee or other nominee prior to the deadline set forth in the information from your bank, broker, trustee or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker, trustee or other nominee with respect to a proposal, your shares of AEL Common Stock will not be voted on that proposal as your bank, broker, trustee or other nominee does not have discretionary authority to vote on any of the proposals as described above in the section entitled “The Special Meeting—Quorum, Abstentions and Broker Non-Votes” beginning on page 25 of this joint proxy statement/prospectus.

Revocability of Proxies and Changes to an AEL Shareholder’s Vote

Any Shareholder of record who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by attending the Special Meeting and voting at the Special Meeting, or by (i) giving written notice of revocation to AEL’s Corporate Secretary, (ii) properly submitting a later proxy via the internet or by telephone or (iii) properly submitting a duly executed proxy bearing a later date.

Only your last submitted proxy will be considered. Execution or revocation of a proxy will not in any way affect a Shareholder’s right to attend the Special Meeting and vote thereat.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to: American Equity Investment Life Holding Company, Attention: Corporate Secretary, 6000 Westown Parkway, West Des Moines, IA 50266.

If you are the beneficial owner of shares held through a bank, broker, trustee or other nominee, then you must follow the specific instructions provided to you by your bank, broker, trustee or other nominee to change or revoke any instructions you have already given to your bank, broker, trustee or other nominee.

Attendance at the Special Meeting, in and of itself, will not constitute a revocation of a proxy.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF AEL COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET AS PROMPTLY AS POSSIBLE, OR PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE. IF YOUR SHARES OF AEL COMMON STOCK ARE HELD IN THE NAME OF A BANK, BROKER, TRUSTEE OR OTHER NOMINEE, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY SUCH BANK, BROKER, TRUSTEE OR OTHER NOMINEE.

Adjournments and Postponements

Although it is not currently expected, the Special Meeting may be adjourned or postponed on one or more occasions for the purpose of soliciting additional proxies, if there is an insufficient number of shares of AEL Common Stock present (either in person or by proxy) to constitute a quorum or an insufficient number of proxies to obtain the requisite shareholder approval of the Merger Proposal, if necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to and reviewed by the Shareholders in advance of the Special Meeting, if required by Law or a court or other Governmental Authority of competent jurisdiction in connection with any Actions in connection with the Merger Agreement or the Transactions, or if requested by the SEC or its staff.

Any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies will allow the Shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Special Meeting, as adjourned or postponed.

An adjournment generally may be made with the affirmative vote of the holders of a majority of the votes cast (in person or by proxy) in respect of the Adjournment Proposal by the Shareholders who are present and voting together as a single class at the Special Meeting, whether or not a quorum is present.

Unless the Merger Agreement has been terminated in accordance with its terms, AEL must hold the Special Meeting and submit the Merger Agreement to the Shareholders for a vote on the approval thereof.

Anticipated Date of Completion of the Transactions

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus, including the approval of the Merger Agreement by the Shareholders at the Special Meeting, AEL and Parent expect that the Transactions will be completed during the first half of 2024. However, it is possible that factors outside the control of AEL and Parent could result in the Transactions being completed at a different time or not at all.

Solicitation of Proxies; Payment of Solicitation Expenses

AEL will bear all expenses incurred by it in preparing, printing and mailing this joint proxy statement/prospectus and soliciting the proxies it is seeking. In addition to the use of mail, proxies may be solicited by officers, directors and employees of AEL, in person or by telephone, e-mail or facsimile transmission. AEL’s officers, directors and employees will receive no additional compensation for any such solicitations. AEL also will request banks, brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the underlying shares as of the record date and may be required to reimburse the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting by proxy will help to avoid additional expense.

AEL has also engaged the Proxy Solicitor to assist in the solicitation of proxies for the Special Meeting. AEL estimates that it will pay the Proxy Solicitor a fee of $50,000 plus certain costs associated with telephone solicitations, if required. If the Shareholders approve the Merger Proposal at the Special Meeting, AEL will pay the Proxy Solicitor an additional success fee of $25,000. AEL has agreed to reimburse the Proxy Solicitor for certain fees and expenses and will also indemnify the Proxy Solicitor, its subsidiaries and their respective directors, officers, employees and agents against certain claims, liabilities, losses, damages and expenses arising out of or relating to services rendered by the Proxy Solicitor.

Questions and Additional Information

You should carefully read the entire joint proxy statement/prospectus, including its annexes and information incorporated by reference. You may also wish to consult your legal, tax and/or financial advisors with respect to any aspect of the Transactions, the Merger Agreement or other matters discussed in this joint proxy statement/prospectus.

If you have questions about the Merger or other matters to be voted on at the Special Meeting or desire additional copies of this joint proxy statement/prospectus or additional proxy or voting instructions, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll-free at (877) 456-3510.

Banks and brokers may call collect at (212) 750-5833.

THE TRANSACTIONS

Transaction Structure

Subject to the terms and conditions of the Merger Agreement and pursuant to the applicable provisions of the IBCA, at the Effective Time, Merger Sub will merge with and into AEL, the separate corporate existence of Merger Sub will cease and AEL will survive the Merger as an indirect wholly-owned subsidiary of Parent.

Merger Consideration

At the Effective Time, each share of AEL Common Stock issued and outstanding immediately prior to the Effective Time (other than the (i) the AEL Common Stock held by holders exercising appraisal rights, (ii) the AEL Common Stock owned by AEL as treasury stock, (iii) the AEL Common Stock owned by Parent, Merger Sub or their subsidiaries, including the Parent Group Shareholders or (iv) the AEL Common Stock subject to AEL restricted stock awards) will automatically be cancelled and converted into the right to receive (i) the Cash Consideration (i.e., an amount in cash equal to $38.85, without interest, subject to adjustment as described below) and (ii) the Stock Consideration (i.e., a number of fully paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio (as described in the paragraph immediately below), subject to adjustment as described below), and cash in lieu of fractional shares of BAM Class A Stock.

The Stock Consideration will be subject to adjustment. If the BAM Class A Stock Price is between $35.51 and $30.48, the Shareholders will receive 0.49707 shares of BAM Class A Stock. If the BAM Class A Stock Price is greater than $35.51, the Shareholders will receive a number of BAM Class A Stock equal to the quotient (rounded to five decimal places) obtained by dividing (x) $17.65 by (y) the BAM Class A Stock Price. If the BAM Class A Stock Price is less than $30.48, the Shareholders will receive a number of BAM Class A Stock equal to the quotient (rounded to five decimal places) obtained by dividing (x) $15.15 by (y) the BAM Class A Stock Price.

The Merger Agreement provides for further adjustment of the Stock Consideration if the BAM Class A Stock Price is less than $30.48. If the BAM Class A Stock Price is less than $30.48, Parent and BAM shall have the right (in their sole discretion) to elect to reduce (but not to below zero) the Exchange Ratio by delivering written notice of such election to AEL no later than 4:00 p.m. New York time on the second trading day immediately preceding the Closing Date. Unless Parent and BAM elect to reduce the Exchange Ratio to zero, any such reduction in the Exchange Ratio shall not result in the value of the aggregate amount of Stock Consideration (determined on the basis of the BAM Class A Stock Price) after giving effect to such reduction being less than $200,000,000. If Parent and BAM make such an election, the amount of the Cash Consideration shall be increased by an amount equal to the product of (i) the positive excess of (A) the Exchange Ratio as determined in accordance with its definition prior to giving effect to such reduction, over (B) the Exchange Ratio after giving effect to such reduction, multiplied by (ii) the BAM Class A Stock Price.

At the Effective Time:

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each outstanding and unexercised AEL Option (whether vested or unvested) will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Common Stock subject to such AEL Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) over the exercise price per share of such AEL Option;

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each outstanding AEL RSU other than Rollover AEL RSUs will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Common Stock subject to such AEL RSU immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price);

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each outstanding AEL PSU will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Common Stock subject to such AEL PSU immediately prior to the Effective Time (based on (A) for AEL PSUs other than the VWAP PSUs, a performance level determined based on the greater of target and actual performance as reasonably determined by the Compensation and Talent Management Committee of the AEL Board immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of applicable performance goals based on the Merger Consideration) (valuing the Stock Consideration at the BAM Class A Fixed Stock Price)) and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price);

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each outstanding award of AEL Restricted Stock will automatically have any restrictions thereon lapse and be converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Restricted Stock subject to such award immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price); and

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any outstanding AEL RSU that is a Rollover AEL RSU will automatically cease to represent an award denominated in AEL Common Stock and will be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock, with the number of shares of BAM Class A Stock subject to each such Exchanged RSU equal to the product of (i) the number of shares of Common Stock subject to such Rollover AEL RSU immediately prior to the Effective Time multiplied by (ii) the quotient of (A) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) divided by (B) the BAM Class A Stock Price, and except as specifically provided in the Merger Agreement, following the Effective Time, each Exchanged RSU will continue to be governed by the same material terms and conditions (including vesting schedule and the termination protections established for such AEL RSU) as were applicable to the Rollover AEL RSU immediately prior to the Effective Time.

The AEL Preferred Stock issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, remain outstanding as an obligation of the Surviving Company, remain entitled to the same dividends and other preferences and privileges that they currently have and no consideration will be delivered in respect thereof.

No fractional shares of BAM Class A Stock will be issued in the Merger. Each Shareholder that would otherwise have been entitled to receive a fractional share of BAM Class A Stock in the Merger will instead receive a cash payment, without interest, rounded to the nearest cent, in lieu of such fractional share in an amount determined by multiplying (i) the fraction of a share of BAM Class A Stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder (after aggregating all fractional BAM Class A Stock interests to be received by such holder) would have otherwise been entitled to receive by (ii) the BAM Class A Stock Price.

Background of the Merger

In connection with the upcoming retirement of AEL’s then Chief Executive Officer, the AEL Board, through a special committee, commenced a search for a successor in the summer of 2019. On January 9, 2020, the AEL Board announced the appointment of Mr. Anant Bhalla to the positions of President and a member of the AEL Board, effective as of January 27, 2020, and Chief Executive Officer, effective as of March 1, 2020. The closing price of a share of AEL Common Stock on January 24, 2020 was $27.72.

In early 2020, following Mr. Bhalla’s appointment as President and Chief Executive Officer, AEL began to implement the “AEL 2.0 strategic plan,” which aimed at delivering enhanced profitability and returns on shareholder equity through transforming AEL’s business model. Pursuant to the AEL 2.0 strategic plan, AEL would transition from a traditional insurance business model to a new business model focused on becoming a private asset manager, sourcing and underwriting assets and curating asset allocations that align with policyholder liabilities. Additionally, AEL planned to reassess its use of reinsurance vehicles in a manner that would support AEL becoming capital light and accelerate AEL’s growth as an originator of insurance funding and liabilities.

The AEL Board and senior management of AEL began to evaluate the strategic landscape and opportunities available to AEL on a regular basis, consistent with the AEL 2.0 strategic plan. A key component of the AEL 2.0 strategic plan was to identify one or more strategic partners that had complementary capabilities in investment management and long-term permanent capital raising. Starting in the spring of 2020, AEL engaged in potential strategic partnership discussions with numerous asset managers and potential insurance capital providers, to capitalize on the scarcity value of AEL’s annuity origination and pair it with an “open architecture” investment management platform for investing AEL’s annuity assets. From the outset of this undertaking, AEL had identified BN (then known as Brookfield Asset Management Inc.) as a leading strategic partnership candidate.

On March 6, 2020, Mr. Bhalla initiated exploratory discussions with BN in order to gauge BN’s potential interest in exploring mutually beneficial partnership opportunities in private asset investing and reinsurance. On March 11, 2020, AEL and BN entered into a non-disclosure agreement and began exploring a possible negotiated transaction that would align with the AEL 2.0 strategic plan.

In mid-May 2020, Mr. Bhalla met with Mr. Sachin Shah, then a senior executive of BN. They agreed to a set of core principles and objectives to guide discussions relating to a potential strategic partnership between AEL and BN. Such principles included: (i) establishing an insurance special purpose vehicle that would leverage BN’s private asset capabilities, (ii) leveraging AEL’s insurance liability origination, (iii) raising capital for a reinsurance special purpose vehicle, including through capital contributions by AEL and BN, and (iv) aligning on the AEL 2.0 strategic plan through a potential equity investment by BN in AEL. Mr. Bhalla and Mr. Shah and their respective teams continued their discussions with respect to such potential strategic partnership over the course of the next few months.

On September 8, 2020, AEL received an unsolicited joint written proposal from Athene Holding Ltd. (“Athene”) and Massachusetts Mutual Life Insurance Company (“MassMutual”) to acquire AEL at a price of $36.00 per share (the “Athene/MassMutual Proposal”), which represented a 46% premium to the closing price of a share of AEL Common Stock as of September 4, 2020, the last trading day prior to delivery of the proposal. Following receipt of the Athene/MassMutual Proposal, AEL retained J.P. Morgan as a strategic financial advisor, in addition to an existing financial advisor.

Over the course of September and October 2020, Mr. Bhalla and Mr. Shah continued their discussions regarding a potential strategic partnership between AEL and BN such that the AEL Board could evaluate such an opportunity concurrent with its evaluation of the Athene/MassMutual Proposal.

On October 1, 2020, following the publication of a news article regarding the Athene/MassMutual Proposal, Athene and MassMutual publicly announced the proposal on a Form 8-K filing by Athene. AEL confirmed its receipt of the Athene/MassMutual Proposal in a press release that same day. The closing price of a share of AEL Common Stock that day was $31.68, up from the closing price of $21.99 on September 30, 2020.

In early October 2020, AEL engaged Ardea as a strategic financial advisor, including with respect to AEL’s potential strategic partnership with BN.

During the first half of October 2020, the AEL Board met several times, with members of management and legal and financial advisors present, to discuss the AEL 2.0 strategic plan, management projections, industry trends, the Athene/MassMutual Proposal, a potential strategic partnership with BN, and other potential strategic alternatives. The AEL Board also discussed a potential AEL Common Stock repurchase program that would be funded in part by proceeds from the potential strategic partnership transaction under discussion with BN. The purpose of the share repurchase program would be both to offset dilution from the issuance of shares to BN in connection with the potential strategic partnership transaction and to institute an ongoing capital return program for AEL shareholders.

On October 17, 2020, the AEL Board unanimously rejected the Athene/Mass Mutual Proposal and unanimously approved a strategic partnership transaction with BN and adoption of a $500 million AEL Common Stock repurchase program. AEL executed the Investment Agreement with BN and Burgundy Acquisitions I Ltd. (“Burgundy”, and together with BN, the “BN Parties”). Under the terms of the Investment Agreement, AEL agreed to issue to Burgundy 9,106,042 shares of AEL Common Stock, equal to 9.9% of the then-issued and outstanding shares of AEL Common Stock without giving effect to the issuance of such shares, at a price of $37.00 per share (the “Initial Investment”). AEL also agreed to issue to Burgundy at a future time (the “Subsequent Investment”) additional shares of AEL Common Stock representing up to 19.9%, but no less than 15.0%, of the issued and outstanding shares of AEL Common Stock at such time (including the shares issued in the Initial Investment and giving effect to the shares issued in the Subsequent Investment), at a price per share equal to the greater of $37.00 and the most recently announced adjusted book value per share of AEL Common Stock. The conditions to the Subsequent Investment included the entry into one or more reinsurance agreements involving a cession of approximately $5.0 billion of in-force liabilities and a further cession of up to $5.0 billion of future originations of AEL fixed index annuity products from AEL to a reinsurer affiliate of BN. The Investment Agreement contains standstill obligations that, among other things, restrict BN Parties and certain of its affiliates from, for a period of five years, (i) purchasing additional shares of AEL Common Stock, (ii) making any offer or proposal, either publicly or in a manner that would require public disclosure, with respect to any merger, acquisition, business combination or similar transaction involving AEL, (iii) selling shares of AEL Common Stock to activists or AEL competitors, and (iv) taking or supporting certain AEL shareholder actions, subject to certain limited exceptions. The Investment Agreement also entitles BN to appoint an individual to the AEL Board, for so long as BN Parties own more than 9.0% of the issued and outstanding shares of AEL Common Stock.

AEL issued a press release on October 18, 2020, announcing the entry into a strategic partnership with BN and the Investment Agreement, as well as the AEL Board’s authorization of a $500 million AEL Common Stock repurchase program. The press release also announced the AEL Board’s rejection of the Athene/MassMutual Proposal, and the AEL Board’s determination that such proposal was opportunistic, significantly undervalued AEL, and was not in the best interests of AEL and its shareholders and other stakeholders. Additionally, the press release reaffirmed the AEL Board’s belief at that time that the AEL 2.0 strategic plan was the right course of action for maximizing long-term value for AEL’s shareholders and other stakeholders. The closing price of a share of AEL Common Stock on the next trading day, October 19, 2020, was $27.49, a decline from the closing price of a share of AEL Common Stock on the prior trading day, October 16, 2020, of $32.30.

On November 12, 2020, BN announced that it would establish Parent (then known as Brookfield Asset Management Reinsurance Partners Ltd.), an exempted company organized under the laws of Bermuda, as a publicly-traded company to own and operate its reinsurance business by way of a special distribution of the class A exchangeable limited voting shares of Parent to the holders of class A limited voting shares of BN (the “Reorganization Transaction”). In connection with the Reorganization Transaction, Mr. Shah was appointed Chief Executive Officer and a director of Parent.

On November 30, 2020, upon the closing of the Initial Investment, Mr. Shah was appointed to the AEL Board as the designee of BN in accordance with the terms of the Investment Agreement. AEL also announced its entry into an accelerated AEL Common Stock repurchase agreement with Citibank, N.A. to repurchase an aggregate of $115 million of shares of AEL Common Stock.

On December 2, 2020, the BN Parties and certain of BN’s affiliates (collectively, the “BN Reporting Persons”) filed a Schedule 13D with the SEC, disclosing the closing of the Initial Investment.

On February 28, 2021, BN and Burgundy assigned their rights and obligations under the Investment Agreement to Parent and North End Re (Cayman) SPC (“North End Re”).

In late March 2021, AEL engaged Sullivan & Cromwell LLP (“S&C”) as legal counsel in connection with corporate governance matters.

On June 28, 2021, the BN Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC, disclosing the completion of the Reorganization Transaction, pursuant to which, among other things, Burgundy sold the shares of AEL Common Stock acquired pursuant to the Initial Investment to North End Re (the “Sale Transaction”), and Parent and North End Re ceased to be subsidiaries of BN. In connection with the Sale Transaction, the BN Reporting Persons ceased to beneficially own any shares of AEL Common Stock and Parent, North End Re and certain of Parent’s Affiliates (together with such other Affiliates of Parent that subsequently became beneficial owners of such shares of AEL Common Stock, collectively, the “Parent Reporting Persons”) filed a Schedule 13D with the SEC, disclosing the completion of the Reorganization Transaction and the Parent Reporting Persons’ beneficial ownership of shares of AEL Common Stock as a result of the Sale Transaction.

On August 9, 2021, Parent announced its entry into a definitive merger agreement to acquire American National Group, Inc. (“American National”) in an all-cash transaction valued at approximately $5.1 billion.

On October 8, 2021, AEL and Parent closed on a reinsurance transaction, pursuant to which AEL initially ceded $4 billion of in-force annuities and could cede up to an additional $6 billion of future annuities or other mutually agreed products to North End Re. As of the date of this joint proxy statement/prospectus, approximately $3 billion of such $6 billion has been ceded.

On November 19, 2021, the AEL Board authorized the repurchase of an additional $500 million of shares of AEL Common Stock.

On December 3, 2021 and December 27, 2021, respectively, the New York State Department of Financial Services, and the Iowa Insurance Division, respectively, approved Parent’s Form A and similar filings to be authorized as a control person of AEL’s New York-domiciled and Iowa-domiciled, respectively, insurance company subsidiaries that would result from Parent acquiring up to 19.9% of the issued and outstanding shares of AEL Common Stock pursuant to the Investment Agreement and the AEL 2.0 strategic plan.

On January 7, 2022, AEL and Parent closed the Subsequent Investment, resulting in Parent owning approximately 16% of the then-issued and outstanding shares of AEL Common Stock.

On January 14, 2022, the Parent Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC, disclosing the closing of the Subsequent Investment.

On February 24, 2022, at a meeting of the AEL Board, Mr. Shah discussed the possibility of expanding the relationship between Parent and AEL. Subsequently, at the AEL Board’s request, Mr. Shah recused himself from the remainder of the AEL Board’s discussion on such topic. The AEL Board discussed potential concerns related to the American National transaction, including how AEL’s and Brookfield’s strategic agendas may diverge as a result of such transaction.

On March 2, 2022, at Mr. Shah’s request, Mr. Bhalla attended a meeting of the Parent Board in order to discuss the AEL 2.0 strategic plan and the status of the strategic partnership between AEL and Parent. Following that meeting, Mr. Shah and Mr. Bhalla agreed to have periodic meetings regarding the existing strategic partnership between the two companies and to explore potential avenues for expanding the relationship between AEL and Parent.

On May 11, 2022, the Parent Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC, disclosing, as a result of a decrease in the number of shares of AEL Common Stock outstanding, an approximately one percent increase in the amount of AEL Common Stock that the Parent Reporting Persons beneficially owned.

On May 25, 2022, Parent closed its acquisition of American National. Upon the closing, Mr. Shah became a director of American National.

On May 26, 2022, with the consent of AEL, Freestone Re Ltd. (“Freestone”), an indirect wholly-owned subsidiary of Parent, executed a joinder to the Investment Agreement in order to facilitate the transfer of approximately 4% of the then-issued and outstanding shares of AEL Common Stock from North End Re to Freestone.

On June 9 and 10, 2022, Mr. Shah and Mr. Bhalla met to discuss the status of the strategic partnership between AEL and Parent in light of Parent’s acquisition of American National, the status of the execution of the AEL 2.0 strategic plan and potential scenarios of strategic convergence or divergence for AEL and Parent.

On June 21, 2022, the Parent Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC, disclosing that Parent’s ownership had increased to approximately 17% of the then-issued and outstanding shares of AEL Common Stock as a result of continued activity under AEL’s share repurchase program, and that North End Re had transferred a number of shares of AEL Common Stock to Freestone.

In mid-August 2022, Mr. Shah and Mr. Bhalla met to discuss a number of matters, including the status of the relationship between AEL and Parent, the continued progress of the AEL 2.0 strategic plan by AEL on a standalone basis and the economic outlook and risks associated with the execution of the AEL 2.0 strategic plan. During such discussion, Mr. Bhalla advised Mr. Shah that the Nominating & Corporate Governance Committee was reviewing certain considerations related to Mr. Shah’s service as a director of American National, a director and the Chief Executive Officer of Parent and a director of AEL. Messrs. Bhalla and Shah agreed to direct their respective legal counsels to continue such discussions. Promptly following this meeting, Mr. Bhalla updated Mr. David Mulcahy, Non-Executive Chairman of the AEL Board, regarding his discussions with Mr. Shah.

On September 7, 2022, Mr. Shah met with Mr. Bhalla. During this meeting, Mr. Bhalla and Mr. Shah discussed ongoing execution of the AEL 2.0 strategic plan, and Mr. Bhalla disclosed that AEL was in discussions with a third-party asset manager regarding a potential strategic transaction referred to as Project Ithaca. Mr. Shah indicated that Parent would potentially be interested in making an offer to acquire AEL. Messrs. Bhalla and Shah agreed to continue such discussion, along with Mr. Mulcahy, at an appropriate future date. Later that day, Mr. Bhalla conferred with representatives of J.P. Morgan and Ardea about his discussions with Mr. Shah.

On September 8, 2022, the AEL Board met, with members of management and representatives of J.P. Morgan and Ardea present, to review industry and market trends, including alternative asset manager strategies for insurance, the strategic landscape, the performance of AEL under the AEL 2.0 strategic plan, as well as updated three-year management projections. After Mr. Shah recused himself from the meeting at the AEL Board’s request, the AEL Board discussed the status of, and plausible future scenarios with respect to, AEL’s relationship with Parent in the context of each party’s execution of its business strategies on a standalone basis and the upcoming expiration of the transfer restrictions under the Investment Agreement with respect to the shares of AEL Common Stock held by the Parent Group Shareholders that were acquired in connection with the Initial Investment. Mr. Bhalla also updated the AEL Board on the discussions he had with Mr. Shah on September 7, 2022.

After the September 8, 2022 AEL Board meeting, Mr. Shah and Mr. Bhalla continued their discussion from the prior day, along with Mr. Mulcahy. Mr. Shah expressed his opinion that the execution of the AEL 2.0 strategic plan was not without risk, given the current economic climate, and suggested that AEL may be able to achieve value for its shareholders on a shorter timeframe and with reduced risk by exploring potential strategic alternatives, including a sale of AEL. Mr. Shah also conveyed Parent’s interest in opening a dialogue to gauge AEL’s and Parent’s respective interests in a possible acquisition of AEL by Parent at a price per share of AEL Common Stock between $48.00 and $50.00. Mr. Shah noted that he had not discussed any proposal with the Parent Board, that the Parent Board had not approved any proposal and that Parent would not pursue its interest further unless the AEL Board was receptive to receiving such a proposal and willing to waive the standstill provisions in the Investment Agreement.

On September 10, 2022, Mr. Shah contacted Mr. Mulcahy and Mr. Bhalla to discuss Project Ithaca. Over the course of September 2022, Messrs. Shah, Bhalla and Mulcahy exchanged correspondence regarding Mr. Shah’s status as both a director of AEL and a director of American National, as well as Project Ithaca and its potential implications for AEL’s relationship with Parent and the AEL 2.0 strategic plan more broadly.

On September 22, 2022, the AEL Board met, with members of management and outside legal advisors present and without Mr. Shah in attendance. The AEL Board discussed Parent’s potential interest in acquiring AEL, the terms of the Investment Agreement (including the standstill provisions therein), the status of the execution of the AEL 2.0 strategic plan (including the status of negotiations related to a reinsurance transaction as part of Project Ithaca) and the Nominating & Corporate Governance Committee’s ongoing review of considerations arising from Mr. Shah’s service as a director of AEL, a director of American National and a director and the Chief Executive Officer of Parent. The AEL Board delegated to the Nominating & Corporate Governance Committee the authority to interpret and apply AEL’s Code of Business Conduct and Ethics Director Conflict of Interest Policy, to make a determination regarding the potential issues relating to Mr. Shah and his ability to continue serving on the AEL Board and requested that the committee report its determination to the AEL Board. The AEL Board also reviewed management projections contemplating continued standalone execution of the AEL 2.0 strategic plan and extended to cover a five-year period. The AEL Board also discussed additional potential strategic transactions for AEL. After discussion, the AEL Board determined that it was confident in the AEL 2.0 strategic plan and not to pursue Mr. Shah’s request to consider a potential sale of AEL to Parent at that time.

On September 26, 2022, in consultation with AEL’s outside legal counsel, Mr. Bhalla sent a letter to Mr. Shah summarizing the AEL Board’s determination not to pursue discussions regarding a potential sale of AEL at such time.

On September 29, 2022, representatives of Cravath, Swaine & Moore LLP (“Cravath”), outside legal counsel to Parent, sent letters to Mr. Mulcahy and AEL’s then-general counsel regarding Parent’s perspective on the execution of the AEL 2.0 strategic plan and Mr. Shah’s status as a director of AEL.

Also on September 29, 2022, the AEL Board reconvened its prior meeting, without Mr. Shah in attendance. The AEL Board ratified the determinations and recommendations of the Nominating & Corporate Governance Committee that, based on the Committee’s interpretation of AEL’s Code of Business Conduct and Ethics Director Conflict of Interest Policy, Mr. Shah would no longer be eligible to serve on the AEL Board, given Mr. Shah was responsible for Parent’s reinsurance and insurance businesses. The Nominating & Corporate Governance Committee recommended that Mr. Shah work with AEL management to develop a mutually agreeable plan for an orderly transition of Mr. Shah’s director responsibilities to an alternative BN executive or independent director who did not have an active role in any competing company or line of business (a “Replacement Director”).

On October 7, 2022, representatives of S&C informed representatives of Cravath of the Nominating & Corporate Governance Committee’s determination in regards to Mr. Shah’s eligibility to serve as a director on the AEL Board and put forward the suggestion of identifying a Replacement Director.

Over the course of October and into early November 2022, representatives of AEL and Parent discussed the relationship between AEL, Parent and BN, and the possibility of appointing a Replacement Director.

On November 8, 2022, prior to coming to an agreement with AEL on a plan for the appointment of a Replacement Director, the Parent Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC, disclosing that Mr. Shah had resigned from the AEL Board and that Parent did not plan for the time being to nominate another candidate to the AEL Board. In the same amendment, the Parent Reporting Persons disclosed that Parent had sent AEL a letter demanding AEL file a resale shelf registration statement with respect to the AEL Common Stock held by the Parent Group Shareholders in accordance with the Investment Agreement (the “Registration Demand”). The closing price of a share of AEL Common Stock on that day was $32.99, a decline from the closing price of $42.00 on the prior day.

Later on November 8, 2022, AEL issued a press release announcing the details of Project Ithaca, which included both a strategic investment by AEL in a third-party asset manager and a reinsurance transaction between AEL and an affiliate of the asset manager.

On November 11, 2022, the AEL Board authorized the repurchase of an additional $400 million of shares of AEL Common Stock.

On November 30, 2022, in response to the Registration Demand and in compliance with the Investment Agreement, AEL filed a registration statement on Form S-3 with respect to the shares of AEL Common Stock held by the Parent Group Shareholders.

On December 7, 2022, Mr. Bhalla received a request for a call from representatives of Prosperity Group Holdings LP (“Prosperity”), and Elliott Investment Management L.P. (“Elliott”), Prosperity’s principal shareholder. The closing price of a share of AEL Common Stock on December 7, 2022 was $39.00.

On December 8, 2022, Mr. Bhalla and Mr. Jim Hamalainen, Chief Investment Officer of AEL, spoke with certain senior executives of Prosperity and Elliott. The Prosperity and Elliott representatives indicated their interest in making an offer to acquire AEL. Also on December 8, 2022, Prosperity, with the support of Elliott, sent to the AEL Board an unsolicited written proposal to acquire AEL at a price of $45.00 per share of AEL Common Stock in cash (the “Prosperity Proposal”).

On December 12, 2022, the AEL Board met, with members of management and representatives of J.P. Morgan, Ardea and S&C present, to consider the Prosperity Proposal and the AEL Board’s views of AEL’s progress in executing on the AEL 2.0 strategic plan. The AEL Board unanimously determined that the Prosperity Proposal was not in the best interests of AEL and should be rejected. Following the AEL Board meeting, Mr. Bhalla sent a letter to Prosperity conveying the AEL Board’s determination.

On December 19, 2022, Prosperity sent a letter to the AEL Board that reiterated the terms of the Prosperity Proposal and noted that, if Prosperity were granted access to non-public information regarding AEL, Prosperity likely could improve its offer.

On December 20, 2022, Mr. Bhalla sent another letter to Prosperity, reiterating the AEL Board’s rejection of the Prosperity Proposal and explaining that AEL was not prepared to permit Prosperity, as an AEL competitor, to review AEL’s confidential, competitively sensitive information at such time.

Later on December 20, 2022, following the indication of a leak of the Prosperity Proposal, AEL issued a press release to disclose its receipt of the Prosperity Proposal and rejections thereof. The press release noted the AEL Board’s determination that the Prosperity Proposal significantly undervalued AEL and the AEL Board’s belief that the continued execution of the AEL 2.0 strategic plan would generate significantly greater value for AEL’s shareholders. The closing price of a share of AEL Common Stock on that day was $43.12, up from the closing price of $40.30 on the prior day.

On December 22, 2022, the Parent Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC (the “December 22 Schedule 13D/A”), disclosing that Parent intended to nominate a

Replacement Director to assist the AEL Board in its evaluation of the Prosperity Proposal and any other credible strategic alternatives that had surfaced or may in the future surface. The closing price of a share of AEL Common Stock on that day was $45.79.

On December 23, 2022, Mr. Bhalla updated the AEL Board regarding the Prosperity Proposal and the December 22 Schedule 13D/A. Later that day, in response to the December 22 Schedule 13D/A, AEL sent a letter to Parent cautioning Parent about the standstill provisions of the Investment Agreement.

On December 28, 2022, at the request of Prosperity, Mr. Bhalla and a representative of Prosperity discussed the Prosperity Proposal. Mr. Bhalla conveyed the reasons for the AEL Board’s decision not to engage, including the offer price being inadequate. Two days following this discussion, the representative of Prosperity corresponded with Mr. Bhalla, reiterating that with access to non-public information, Prosperity likely could improve its offer.

On December 29, 2022, Cravath sent a letter to S&C expressing Parent’s view that it was in compliance with the standstill provisions of the Investment Agreement. The letter also advised that Parent desired to reengage with AEL on the appointment of a potential Replacement Director, who was previously identified by Parent in the fall of 2022, in accordance with Parent’s rights under the Investment Agreement. S&C and Cravath engaged in correspondence in early January to discuss and assess Parent’s proposed Replacement Director’s candidacy.

On January 2, 2023, the AEL Board met, with members of management and representatives of J.P. Morgan, Ardea and S&C present, to discuss the recent developments relating to the Prosperity Proposal, the Parent relationship and Parent’s director nominee. At this meeting, the AEL Board also reviewed and discussed updated five-year management projections, including a presentation by AEL management about FASB’s long duration targeted improvements (“LDTI”) accounting changes. The AEL Board also reviewed with its advisors the potential buyer landscape for AEL.

In early January 2023, representatives of Ardea and J.P. Morgan were contacted by representatives of an investment firm and its insurance subsidiary (collectively referred to herein as “Party A”), who expressed interest in being included in the event AEL initiated a process with respect to strategic alternatives. Representatives of J.P. Morgan and Ardea also received inbound inquiries from other investment firms, expressing interest in potentially partnering in strategic transactions with AEL.

On January 13, 2023, the Parent Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC (the “January 13 Schedule 13D/A”), disclosing the fact that Parent had been contacted by the U.S. Department of Justice seeking information regarding any potential board interlocks that may arise under Section 8 of the Clayton Act as a result of Parent’s previously announced intention to nominate a Replacement Director. The January 13 Schedule 13D/A noted that Parent believed Parent’s nomination of a Replacement Director had become a distraction from Parent’s primary objective of maximizing value to the shareholders of AEL and serving the interests of AEL’s other stakeholders, and therefore elected not to proceed with nominating a Replacement Director at such time.

On January 22, 2023, Mr. Mulcahy sent a letter to BN requesting a meeting to resolve the ongoing disagreements between AEL and Parent. Subsequently, Mr. Shah contacted Mr. Mulcahy and Mr. Bhalla to arrange a meeting among the three of them and Parent’s previously proposed Replacement Director nominee.

On January 25, 2023, Prosperity sent a letter to the AEL Board requesting AEL’s waiver of the standstill provisions in the Investment Agreement to allow Prosperity to partner with Parent in a possible acquisition of AEL. The letter reiterated that, with access to diligence of non-public information, Prosperity would be able to improve upon the initial Prosperity Proposal. Later that day, Mr. Bhalla updated the AEL Board on the latest correspondence with Prosperity. The AEL Board confirmed its determination that the Prosperity Proposal was not in the best interest of AEL or its shareholders, and instructed Mr. Bhalla and AEL’s advisors to pursue exploratory discussions with potential strategic partners or acquirers.

On January 26, 2023, at AEL’s direction, representatives of Ardea contacted Party A to explore its prior indication of interest in a potential merger involving AEL and Party A’s insurance subsidiary.

On February 2, 2023, on behalf of the AEL Board, Mr. Bhalla sent a letter to Prosperity again rejecting the Prosperity Proposal and rejecting Prosperity’s request to contact and potentially partner with Parent.

On February 6, 2023, Prosperity responded to Mr. Bhalla’s letter explaining that Prosperity’s request to contact Parent was limited to discussions of certain topics with Parent on a public-information basis in order to improve the Prosperity Proposal.

Over the course of January and February 2023, AEL, Parent and North End Re continued discussions regarding certain structural elements of their existing reinsurance treaty.

In February 2023, representatives of Party A contacted representatives of Ardea to further discuss a possible negotiated transaction involving AEL and Party A’s insurance subsidiary.

On February 21, 2023, Prosperity issued a press release withdrawing the Prosperity Proposal, citing AEL’s “refusal to engage”.

Also on February 21, 2023, a meeting was held between Mr. Bhalla, a representative of Ardea, Mr. Shah and a representative of BN regarding various alternatives to resolve the ongoing disagreements between AEL and Parent. At this meeting, Mr. Shah stated that Parent could potentially be interested in making an offer to acquire AEL at a price of $50.00 per share of AEL Common Stock in cash, subject to customary public company diligence. Mr. Shah confirmed that Parent was not making a proposal at such time and advised that Parent would not be interested in making a proposal unless the AEL Board were willing to waive the standstill provisions in the Investment Agreement in order to facilitate a such proposal. Mr. Shah noted that no proposal had been discussed with the Parent Board, and further advised that Parent would not be in a position to make a proposal without first receiving approval from the Parent Board to do so. Finally, Mr. Shah noted that Parent would only be interested in making a proposal after first speaking with Parent’s and AEL’s respective insurance regulators.

On February 22, 2023, Mr. Bhalla updated the AEL Board regarding the discussion with Parent.

On February 24, 2023, the AEL Board met, with members of management and representatives of J.P. Morgan, Ardea and S&C present, to discuss governance-related matters, Mr. Bhalla’s recent discussions with Parent and other potential strategic alternatives for AEL. The AEL Board discussed that a value-certain cash offer in the mid-$50s could be attractive given the anticipated timeline for the AEL 2.0 strategic plan to be able to deliver value to AEL’s shareholders. The AEL Board also discussed the sequencing of when, if at all, to invite Parent to make an offer. The AEL Board directed Mr. Bhalla to explore whether a sale of AEL or other strategic business combination involving AEL could be developed with Parent or another third party, thereby further enhancing value for all of the AEL shareholders with greater certainty given the outlook for the economic environment. Following the AEL Board meeting, at Mr. Bhalla’s direction, representatives of J.P. Morgan called Mr. Shah, who noted that Parent expected to retain Barclays should discussions regarding a potential strategic transaction proceed. Representatives of Barclays subsequently contacted representatives of J.P. Morgan in order to open a dialogue between financial advisors.

Occasionally, over the course of March and April of 2023, at the direction of AEL, representatives of J.P. Morgan and Ardea engaged in preliminary conversations with potentially interested counterparties to a strategic transaction with AEL. In addition to preliminary discussions with Party A regarding a potential merger transaction involving AEL and Party A’s insurance subsidiary, there were preliminary discussions with (i) a financial services company (referred to herein as “Party B”) regarding a potential acquisition by Party B of AEL in a cash-and-stock transaction and (ii) a foreign investment manager (referred to herein as “Party C”) regarding a potential all-stock merger transaction involving AEL and Party C. The preliminary discussions with Party A and Party B did not lead to significant further engagement or the pursuit of any such potential strategic opportunities.

During this same time period, AEL also continued to explore various strategic alternatives in connection with the AEL 2.0 strategic plan, including discussions with potential long-term capital providers for AEL’s side-car reinsurance vehicle. Additionally, Mr. Bhalla held discussions with various global investors to potentially partner with AEL on capital raising or a recapitalization in the event Parent exited its ownership of approximately 20% of the outstanding AEL Common Stock.

On April 3, 2023, Mr. Bhalla met with a representative of Barclays. They discussed the possibility of Parent making a proposal to acquire AEL that valued AEL above the previously stated price of $50.00 per share of AEL Common Stock. Mr. Bhalla expressed that Parent would need to make a proposal that valued AEL well above the price of $50.00 per share of AEL Common Stock in order for the proposal to be credible. Mr. Bhalla and such representative of Barclays agreed that Mr. Bhalla would discuss the topic further with Mr. Shah at their upcoming meeting on April 19, 2023.

On April 17, 2023, AEL published its financial supplement for 2021 and 2022 financial results on a post-LDTI basis and its updated modeled expectations for certain items for the year ending December 31, 2023, which were disclosed on a Form 8-K filed by AEL with the SEC that same day. The closing price of a share of AEL Common Stock on that day was $37.24, up from the closing price of a share of AEL Common Stock on the prior trading day, April 14, 2023, of $36.98.

On April 19, 2023, Mr. Bhalla and Mr. Shah met. Mr. Shah inquired whether there was any interest on the part of the AEL Board in negotiating a transaction in which AEL would be acquired by Parent. At this meeting, Mr. Shah affirmed the message previously delivered by a representative of Barclays, that Parent could potentially be interested in making a proposal to acquire AEL that valued AEL slightly above the previously stated price of $50.00 per share of AEL Common Stock if it were granted the opportunity to conduct due diligence that would support such value. However, Mr. Shah reiterated that Parent was not making a proposal at such time for the reasons previously expressed. In response, Mr. Bhalla indicated that the AEL Board would be unlikely to waive the standstill provisions in the Investment Agreement except in connection with an offer price well above $50.00 per share of AEL Common Stock. Mr. Shah informed Mr. Bhalla that Parent would not be willing to make a proposal for a transaction at such price, and advised that proceeding with due diligence in light of such fact would not likely be productive. Mr. Shah and Mr. Bhalla then agreed to reconnect later in the spring to continue their discussion.

On May 3, 2023, AEL and Party C executed a mutual non-disclosure agreement (the “Party C Confidentiality Agreement”) in order to further facilitate discussions regarding a potential merger transaction involving AEL and Party C. The Party C Confidentiality Agreement provided for automatic termination of the standstill contained therein upon the AEL Board’s approval of a transaction that would result in the sale of AEL. Ensuing preliminary discussions with Party C continued through May and June but did not lead to significant engagement on a potential transaction structure or terms between Party C and AEL.

On May 6, 2023, Mr. Bhalla updated the AEL Board on the status of execution of the AEL 2.0 strategic plan and the additional strategic opportunities that AEL had been exploring since the last meeting of the AEL Board.

In the first week of May 2023, Mr. Shah contacted Mr. Bhalla to arrange a meeting after AEL’s upcoming first quarter earnings release scheduled for May 8, 2023.

On May 11, 2022, the Parent Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC, disclosing, as a result of a decrease in the number of shares of AEL Common Stock outstanding, an approximately one percent increase in the amount of AEL Common Stock that the Parent Reporting Persons beneficially owned.

On May 18, 2023, Mr. Shah and Mr. Bhalla met and discussed (i) Parent’s and AEL’s respective strategic plans, (ii) the next phase of Parent’s and AEL’s strategic partnership and (iii) whether, based on the parties’ respective views on valuation, a potential acquisition of AEL by Parent was viable.

On May 24, 2023, the AEL Board met, with representatives of Ardea and J.P. Morgan present, to discuss strategic options that AEL had recently been exploring, including Mr. Bhalla’s discussions with Mr. Shah regarding a potential transaction with Parent. The AEL Board expressed support for exploring a potential acquisition by Parent in the mid-$50s range and authorized Mr. Bhalla to engage with Parent to negotiate a price per share of AEL Common Stock in that range.

Later on May 24, 2023, Mr. Bhalla spoke with Mr. Shah to discuss a potential process for moving forward with discussions. Mr. Bhalla indicated that AEL would be willing to provide limited due diligence materials in the interest of advancing discussions to explore a potential acquisition by Parent at a price no less than $55.00 per share of AEL Common Stock. Mr. Shah indicated that Parent was continuing to consider its strategic options with respect to its investment in AEL, including alternatives to an acquisition of AEL. Mr. Bhalla also indicated that AEL was exploring other strategic alternatives to deliver similar or greater value for AEL shareholders. Mr. Bhalla and Mr. Shah agreed that outside counsel should connect to discuss appropriate next steps.

On May 26, 2023, representatives of S&C and Cravath discussed process and next steps in order to permit Parent to conduct diligence on AEL. Representatives of S&C and Cravath also discussed other alternatives with respect to Parent’s investment in AEL and considerations with respect to Parent Reporting Persons’ Schedule 13D filing obligations and the standstill provisions in the Investment Agreement. The representative of Cravath noted that Parent would commence its review of diligence information provided by AEL but that Parent would not be in a position to discuss potential economic terms, deal structure and form of consideration, among other things, of a potential acquisition until later in the process.

On May 28, 2023, Parent sent to AEL a diligence request list.

On June 1, 2023, Mr. Shah and Mr. Bhalla discussed next steps for the due diligence process, agreeing that Parent would perform limited due diligence customary for a public company acquisition transaction.

On June 2, 2023, AEL and Parent executed a confidentiality agreement.

On June 4, 2023, AEL commenced providing Parent with limited diligence materials in furtherance of discussions regarding a potential negotiated transaction.

On June 8, 2023, the AEL Board met, with members of management and representatives of J.P. Morgan, Ardea and S&C present, to discuss updated five-year management projections, which reflected changes in the macroeconomic environment and sales environment and updates to AEL’s strategic plans since the prior set of projections presented to the AEL Board in January 2023. The AEL Board directed J.P. Morgan and Ardea to use such updated projections in their preliminary valuation analyses in connection with the AEL Board’s evaluation of potential strategic options for AEL. Representatives of Ardea and J.P. Morgan also reviewed their preliminary valuation analyses with the AEL Board. The AEL Board discussed J.P. Morgan and Ardea’s preliminary valuation analyses and received an update on AEL’s performance, the impact of LDTI implementation on the market and industry peers and discussions held with potential strategic counterparties. Also at this meeting, representatives of S&C discussed the AEL Board’s fiduciary duties in the context of the AEL Board’s exploration of strategic options for AEL, including in the event the AEL Board received an actual indication of price from any potential counterparty.

On June 9, 2023, Mr. Shah and Mr. Bhalla discussed the status of Parent’s due diligence.

On June 15, 2023, representatives of AEL, together with AEL’s advisors from J.P. Morgan, Ardea and S&C, met for a management meeting with representatives of Parent and its advisors, including Barclays, representatives of Oliver Wyman, actuarial advisors to Parent, Debevoise & Plimpton LLP, regulatory counsel to Parent, and Cravath. At this meeting, the parties discussed diligence questions with respect to AEL’s business and other strategic and regulatory matters. Representatives of Parent also described its preliminary views on transaction structure. Mr. Shah relayed that the consideration would need to consist in part of shares of BAM Class A Stock if the parties wished to proceed with a potential acquisition at a price per share of AEL Common Stock in the mid-$50s range and noted that if the AEL Board were to agree to partial stock consideration, Parent may be able to put forward a proposal that would result in total consideration of up to $55.00 per share of AEL Common Stock. During such discussions, Mr. Shah reiterated that Parent was not making a proposal at such time for the reasons previously expressed. Mr. Shah highlighted again that Parent would expect to meet with AEL’s lead insurance regulator prior to putting forward any proposal.

Over the course of the next several days, Mr. Shah and Mr. Bhalla discussed Parent’s due diligence process, the potential combination of cash and shares of BAM Class A Stock as Merger Consideration and AEL not being willing to accept the risk of price fluctuations between signing and closing in the BAM Class A Stock component of the consideration.

On June 18, 2023, Mr. Shah and Mr. Bhalla discussed a potential adjustment mechanism pursuant to which the BAM Class A Stock component of the consideration would be adjusted to account for fluctuation in the price of the shares of BAM Class A Stock between signing and closing of a transaction to provide for a $54.00 floor and $56.50 ceiling on value of the per share consideration. No offer was made at such time, and Parent did not agree or commit to the adjustment mechanism or any specific value.

On June 20, 2023, Mr. Shah and Mr. Bhalla discussed Parent’s due diligence process, the potential cash and shares of BAM Class A Stock components and an adjustment mechanism of the per share consideration and Parent’s possibly requesting that the AEL Board approve a limited release from the standstill provisions in the Investment Agreement to permit Parent to make an offer to AEL.

Also on June 20, 2023, the AEL Board met with members of management and representatives of J.P. Morgan, Ardea and S&C present. The participants discussed ongoing discussions with Parent, including the status of Parent’s diligence, as well as Parent’s indication that it may be in a position to proceed with a proposal to offer up to $55.00 per share of AEL Common Stock, in a combination of cash and shares of BAM Class A Stock, subject to an adjustment mechanism providing for a $54.00 floor and $56.50 ceiling on value, subject to completion of remaining due diligence and receiving support from the BAM Board and the Parent Board. Representatives of J.P. Morgan and Ardea reviewed their preliminary financial analyses of AEL. The AEL Board discussed the process for engaging with Parent in negotiations, considerations with respect to potentially granting a waiver of the standstill provisions in the Investment Agreement, regulatory considerations with respect to a transaction, employee and community matters, Parent Reporting Persons’ Schedule 13D obligations and the communications plan in the event of receipt of an offer from Parent. Following this meeting, at the direction of AEL, representatives of S&C sent to representatives of Cravath a summary of the per share consideration structure being considered and a draft of a limited waiver of the standstill provisions of the Investment Agreement that would permit Parent to make a proposal on specified terms to be agreed.

On June 20, 2023, Mr. Bhalla notified AEL’s lead insurance regulator, the Iowa Insurance Department (the “IID”), that it was in discussions with Parent about a potential acquisition of AEL. Mr. Bhalla noted that no proposal had yet been made by Parent and that no proposal would be made by Parent until after representatives of Parent had met with the IID.

On June 22, 2023, representatives of Parent notified Parent’s lead insurance regulator, the Texas Department of Insurance, that it was in discussions with AEL regarding a potential acquisition. It was noted that no proposal had been made at such time, and that no proposal would be made until representatives of Parent had met with the IID.

On June 23, 2023, Mr. Bhalla, Mr. Mulcahy, Mr. Shah and another representative of Parent, together with representatives of S&C and Cravath, met to discuss employee-related and community matters in connection with the potential transaction. Mr. Bhalla removed himself from discussions at the meeting with respect to matters with which he would have any potential conflicts of interest. The representatives agreed to a framework to guide negotiations on employee matters. The representatives also discussed, and Mr. Bhalla agreed, that he would step down from his position as President and Chief Executive Officer upon consummation of a transaction and would consent to enter into a non-exclusive consulting agreement with Parent for a transitional period.

On June 24, 2023, representatives of Cravath sent an initial draft of Parent’s potential offer letter to S&C.

On June 24 and June 25, 2023, Mr. Shah and Mr. Bhalla met several times to discuss the terms of Parent’s potential offer and to discuss the limited waiver of the standstill provisions in the Investment Agreement to permit Parent to submit an offer to AEL.

On June 25, 2023, the AEL Board met, with representatives of AEL’s management and representatives of J.P. Morgan, Ardea and S&C present, to discuss the latest developments with respect to the Parent’s potential offer to acquire AEL. At this meeting, the participants discussed the process of engaging with Parent, including further discussing a potential limited waiver of the standstill provisions in the Investment Agreement, communications with insurance regulators, employee and community matters, Parent’s public disclosure of an offer by an amendment to its Schedule 13D, and AEL’s public and internal communications regarding an offer. Following this discussion, the AEL Board approved the draft of the limited waiver of the standstill provisions of the Investment Agreement, contingent on the final pricing terms of the offer being reflected in the offer letter.

On June 26, 2023, the Parent Board met to review and approve the proposal outlined in the draft offer letter. Later that day, representatives of AEL and Parent met with the IID to provide an update on discussions regarding a potential acquisition by Parent of the shares of AEL Common Stock not already beneficially owned by Parent. It was noted that no proposal had yet been made at such time.

Also on June 26, 2023, Cravath and S&C exchanged further updated drafts of the offer letter and limited waiver of the standstill provisions of the Investment Agreement. Later that evening, upon finalizing the terms of the offer letter and limited waiver of the standstill provisions of the Investment Agreement, such waiver was executed by AEL, BN, Parent and the Parent Group Shareholders. Promptly thereafter, Parent submitted its offer letter to AEL. The offer letter included, among other things, an offer price of $55.00 per share of AEL Common Stock comprised of $38.85 in cash and a number of shares of BAM Class A Stock having a value equal to $16.15 based on the unaffected 90-day VWAP as of June 23, 2023, and an adjustment mechanism pursuant to which the number of shares of BAM Class A Stock would be adjusted in the event that the 10-day VWAP of BAM Class A Stock (measured five business days prior to the closing of the transaction) would result in the aggregate consideration per share of AEL Common Stock being less than $54.00 or greater than $56.50. The $55.00 per share of AEL Common Stock proposal represented a premium of 35% to the unaffected closing price of AEL Common Stock on June 23, 2023, the last full trading day prior to delivery of the offer letter and public announcement of Parent’s offer letter to AEL, and a 42% premium to the 90-day volume weighted average price of the AEL Common Stock as of June 23, 2023. The offer letter noted Parent’s commitments to continue AEL’s leading position in the annuity market and strong operating platform in Iowa, and Parent’s expectation that growth in the AEL platform over time should increase net jobs in Iowa. Additionally, the offer letter stated Parent’s intention to continue to support the greater Des Moines area, including through maintaining AEL’s existing charitable contributions and Parent’s broader charitable foundation and other charitable initiatives.

Also, in the late evening on June 26, 2023, representatives of Cravath sent to S&C initial drafts of the Merger Agreement and the Voting Agreement. The initial draft of the Merger Agreement contemplated, among other things: (1) the termination fee payable by AEL under certain circumstances, as more fully described below in the section entitled “The Merger Agreement—Expenses; Fees Relating to the Termination of the Merger Agreement” beginning on page 124 of this joint proxy statement/prospectus, would be calculated by multiplying

4% by the aggregate transaction value, (2) AEL employee equity awards would generally receive the Merger Consideration, (3) an outside date of nine months for completion of the Transactions, (4) Delaware law as the governing law and Delaware courts as the chosen courts, (5) Parent’s proposed scope of the definition of AEL Material Adverse Effect, which term is more fully described in the section entitled “The Merger Agreement—Material Adverse Effect” beginning on page 99 of this joint proxy statement/prospectus, (6) Parent’s proposed scope of the regulatory efforts covenants relating to Parent’s efforts to secure regulatory approvals, including the definition of burdensome condition and the allocation of regulatory risk, (7) a covenant restricting AEL’s ability to pay cash dividends on the AEL Common Stock, (8) covenants restricting the scope of AEL’s permitted investments during the interim period between signing and closing, (9) covenants requiring AEL to cooperate and assist Parent with obtaining debt financing, (10) Parent’s proposed scope of representations to be made by AEL, Parent and BAM, (11) a requirement that certain key employees would execute retention agreements with Parent at signing of the Merger Agreement and (12) a requirement that Mr. Bhalla execute a CEO consulting agreement at signing of the Merger Agreement, which we refer to in this joint proxy statement/prospectus as the “Advisory Agreement”.

On the morning of June 27, 2023, AEL issued a press release and the Parent Reporting Persons filed an amendment to their Schedule 13D with the SEC, disclosing the execution of the limited waiver of the standstill provisions of the Investment Agreement and the offer letter from Parent. The closing price of a share of AEL Common Stock on that day was $52.86, up from the closing price of a share of AEL Common Stock of $40.67 on June 23, 2023, the last full day prior to the public announcement of Parent’s offer letter to AEL.

On June 27, 2023, representatives of Cravath sent to S&C an initial draft of the Guaranty.

On June 28, 2023, representatives of S&C sent a revised draft of the Merger Agreement to Cravath, including the following proposals and modifications, among other changes: (1) the termination fee payable by AEL under certain circumstances would be calculated by multiplying 2.5% by the aggregate transaction value, (2) an outside date of 12 months for completion of the Transactions, (3) AEL employee equity awards would be cashed out at the $55.00 offer price rather than receive the Merger Consideration, (4) Iowa law as the governing law and Iowa courts as the chosen courts, (5) a revised definition of AEL Material Adverse Effect, (6) an expanded scope of regulatory efforts covenants of Parent and BAM, including revisions to the definition of burdensome condition, (7) revised interim operating covenants permitting AEL to pay customary cash dividends on the AEL Common Stock, (8) an expanded scope of AEL’s permitted investments during the interim period between signing and closing, (9) limitations on the scope of covenants requiring AEL to cooperate and assist Parent with obtaining debt financing, (10) expanded representations and warranties to be made by Parent, BAM and BN with respect to regulatory matters, (11) no requirement for certain key employees to execute retention agreements with Parent at signing of the Merger Agreement, and (12) a provision preventing the closing of the Merger prior to a certain specified date unless AEL otherwise agreed. AEL agreed that Mr. Bhalla would execute the Advisory Agreement at signing of the Merger Agreement and the Advisory Agreement would become effective at closing of the Transactions.

Also on June 28, 2023, representatives of S&C sent a revised draft of the Voting Agreement to Cravath. That same day, representatives of AEL management, Ardea, J.P. Morgan and S&C attended a due diligence session with BAM management covering financial, business, legal, regulatory and other mutually agreed diligence items regarding BAM.

Also on June 28, 2023, representatives of Cravath sent an initial draft of the Advisory Agreement to S&C.

On June 29, 2023, representatives of Cravath sent revised drafts of the Merger Agreement and the Voting Agreement to S&C, as well as initial drafts of the Parent’s disclosure letter and BAM’s disclosure letter. Later on June 29, 2023, representatives of S&C sent a revised draft of the Guaranty to Cravath.

On June 30, 2023, representatives of S&C met with representatives of Cravath to negotiate open issues in the Merger Agreement and other transaction documents. Later on June 30, representatives of S&C sent revised drafts of the Merger Agreement, the Voting Agreement and the Advisory Agreement to Cravath.

Also on June 30, 2023, Mr. Bhalla updated the AEL Board on the status of negotiations with Parent. From June 30, 2023 through the execution of the Merger Agreement on July 4, 2023, Mr. Shah and Mr. Bhalla met several times to negotiate key terms of the Merger Agreement.

On July 1, 2023, representatives of Cravath sent revised drafts of the Merger Agreement, the Guaranty and the Advisory Agreement to S&C. That same day, representatives of Cravath confirmed that the Voting Agreement was in execution form.

On July 2, 2023, representatives of S&C sent a revised draft of the Merger Agreement to Cravath. Later that same day, the AEL Board met with representatives of S&C, Ardea, J.P. Morgan and representatives of management in attendance. At the meeting, Mr. Bhalla gave an update on the negotiations with Parent and potential timing of signing definitive agreements with respect to a transaction. Representatives of S&C then reviewed the latest terms of the proposed transaction and the status of negotiations of the definitive agreements. Representatives of S&C outlined the next steps in the negotiation process and process for the AEL Board to approve the Merger Agreement, the other transaction documents and the transactions contemplated thereby, communications matters, the joint proxy statement/prospectus filing process and the potential timeline from signing to closing of the Transactions. Representatives of Ardea and J.P. Morgan also discussed with the AEL Board the due diligence session conducted with BAM on June 28, 2023, and answered questions from the AEL Board regarding the next steps and process for the delivery of their final financial analyses and fairness opinions.

On July 3, 2023, representatives of S&C sent a draft of AEL’s disclosure letter to Cravath, and representatives of Cravath sent revised drafts of the Merger Agreement and the Guaranty to S&C. Later that same day, representatives of S&C met with representatives of Cravath to negotiate the open issues in the Merger Agreement and other transaction documents. Following that meeting, representatives of Cravath sent a revised draft of AEL’s disclosure letter to S&C, and representatives of S&C sent a revised draft of the Guaranty to Cravath.

On July 4, 2023, representatives of S&C sent revised drafts of the Merger Agreement and Parent’s disclosure letter to Cravath. That same day, Mr. Shah and Mr. Bhalla met to discuss the remaining open issues in the Merger Agreement.

Following that discussion, representatives of Cravath sent revised drafts of AEL’s disclosure letter, BAM’s disclosure letter, Parent’s disclosure letter, the Guaranty and the Merger Agreement to S&C.

In the afternoon on July 4, 2023, representatives of S&C sent a revised draft of the Merger Agreement to Cravath and requested that Cravath confirm whether there were any remaining open issues in the negotiations of the Merger Agreement. Representatives of Cravath confirmed that Parent proposed to accept S&C’s draft, except with respect to certain carveouts to the interim operating covenants relating to AEL’s permitted investments during the interim period between signing and closing and certain employee retention agreements. Over the course of the afternoon, the parties came to agreement on such points and confirmed that the Merger Agreement, BAM’s disclosure letter, Parent’s disclosure letter, the Advisory Agreement and the Guaranty were finalized and in execution form. Throughout the remainder of July 4, 2023, representatives of S&C and Cravath continued to review and negotiate AEL’s disclosure letter.

In the early evening on July 4, 2023, the AEL Board reconvened its meeting of July 2, 2023 with representatives of management, S&C, J.P. Morgan and Ardea in attendance. Representatives of S&C reviewed key changes in the draft Merger Agreement since the meeting on July 2. Representatives of S&C then reviewed the terms of the proposed transaction and latest negotiations of the definitive agreements, which included, among other things, deal protections, regulatory matters, treatment of equity awards and interim operating restrictions related to AEL’s investment portfolio activities and employee matters. Representatives of S&C then reviewed with the AEL Board the AEL Board’s fiduciary duties to shareholders of AEL. Representatives of J.P. Morgan reviewed with the AEL Board J.P. Morgan’s financial analyses of the Merger Consideration. Thereafter, upon the request of the AEL Board, J.P. Morgan rendered to the AEL Board its oral opinion, subsequently confirmed in writing, to the effect that, as of July 4, 2023 and based upon and subject to the qualifications, assumptions and limitations stated in J.P. Morgan’s written opinion, the Merger Consideration to be paid to the Shareholders (other than Parent or any of its Affiliates) in the Merger was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors,” beginning on page 54 of this joint proxy statement/prospectus. Representatives of Ardea then reviewed with the AEL Board Ardea’s financial analyses of the Merger Consideration. Thereafter, upon the request of the AEL Board, Ardea rendered to the AEL Board its oral opinion, subsequently confirmed in writing, to the effect that, as of July 4, 2023 and based upon and subject to the qualifications, assumptions and limitations stated in Ardea’s written opinion, the Merger Consideration to be paid to the Shareholders (other than Parent or any of its Affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors,” beginning on page 54 of this joint proxy statement/prospectus. After further discussing the proposed terms of the Merger, and taking into consideration the matters discussed during that meeting and at prior meetings and the factors that are described below in the section entitled “The Merger Proposal—Recommendation of the AEL Board and Reasons for the Merger,” beginning on page 49 of this joint proxy statement/prospectus, the AEL Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of, AEL and the Shareholders (other than the Parent Group Shareholders and any other shareholders affiliated with BAM), (2) adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, (3) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to the Shareholders for their approval and (4) resolved to recommend that Shareholders vote to approve the Merger and the Merger Agreement.

Late in the evening on July 4, 2023, the parties finalized AEL’s disclosure letter, and executed the Merger Agreement, the Voting Agreement, the Guaranty and the Advisory Agreement.

On July 5, 2023, AEL and Parent issued a joint press release announcing the execution of the Merger Agreement.

Parent’s Reasons for the Merger

Before reaching its decision by unanimous written resolutions on July 4, 2023 to authorize and approve the Merger Agreement and the other transaction documents, Parent, with the advice and recommendations of Parent’s senior management, considered a variety of factors that weighed positively in favor of the Transactions, including, among others, the following (not necessarily in order of relative importance):

•	its belief that AEL’s leading independent annuity business will be highly complementary to its existing annuity business;

•	that it will inherit longstanding relationships with clients, brokers and distribution partners;

•	that it will gain access to an experienced management team from a company with a long history and deep roots, focused on entrepreneurial culture and underwriting profitability;

•	its belief that it could earn a strong return on invested capital over the long term;

•	its belief that AEL will have greater operational flexibility to execute against its business plan as a private company;

•

its belief the Transaction will generate certain operational synergies that will in turn enhance AEL’s ability to serve the long term needs of policyholders while also benefiting employees, brokers, distribution partners and other stakeholders;

•

its belief that following completion of the Transaction, AEL will have proprietary access to Brookfield’s leading global alternative asset management franchise, and will benefit from Brookfield’s 100+ year operating history, broad range of investment strategies and bespoke structuring capabilities;

•	its belief that the Transactions will be accretive to Parent’s cash flows;

•	that the AEL Board is required to make a recommendation to the Shareholders in favor of adopting the Merger Agreement, except for certain limited circumstances;

•	the financial and other terms and conditions of the Merger Agreement; and

•	that Parent has a “right to match” any superior proposal received by AEL.

Parent also considered a number of potentially negative factors in its deliberations concerning the Merger, including, among others, the following (not necessarily in order of relative importance):

•	the risk that AEL’s financial performance may not meet Parent’s expectations;

•	the risk that failure to retain key AEL personnel may make realization of the benefits expected by the Merger challenging;

•

the risk that regulatory agencies may object to and challenge the Transaction or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of the Surviving Company;

•

uncertainty about the effect of the Merger on AEL’s customers, suppliers and other partners, which could cause customers, suppliers and other partners to seek to change existing business relationships with AEL;

•

the risk that all conditions to the obligations of the parties to consummate the Merger might not be satisfied or that the Merger might not otherwise be completed, or that completion may be unduly delayed; and

•

various other risks associated with the Transactions and the businesses of AEL following the Transactions. See the section entitled “Risk Factors” beginning on page 17 of this joint proxy statement/prospectus.

The above discussion of the material factors considered by Parent in its consideration of the Transactions is not intended to be exhaustive but does set forth the principal factors considered by Parent. In light of the number and wide variety of factors considered in connection with the evaluation of the Transactions, Parent did not attempt to quantify or otherwise assign relative weights to the specific factors that it considered in reaching its final decision. Parent views its final decision as being based on all the information available to it and the factors presented to and considered by it. However, some directors may individually have given different weight to different factors. The factors, potential risks and uncertainties described herein as having been considered by Parent in evaluating the Transactions and other information presented in this section of this joint proxy statement/prospectus contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 14 of this joint proxy statement/prospectus.

BAM’s Reasons for Issuing Shares in Connection with the Merger

Before reaching its decision at its meeting on June 27, 2023 to authorize and approve the Merger Agreement and the other transaction documents, BAM, with the advice and recommendations of BAM’s senior management, considered a variety of factors that weighed positively in favor of the Transactions, including, among others, the following (not necessarily in order of relative importance):

•

that there will be no net new issuance of shares of BAM and no dilution to BAM shareholders since BNRE intends to acquire from BN the BAM Class A Stock to be delivered as Stock Consideration (Parent, BN and BAM entered into a share purchase agreement in connection with the Transactions pursuant to which BN will facilitate the delivery of BAM Class A Stock offered as Stock Consideration under the Merger Agreement. BAM’s asset management business is currently owned 75% by BN and 25% by BAM through the ownership of common shares of BAM ULC. Pursuant to the share purchase agreement, BN will sell to BAM a portion of the BAM ULC shares held by BN in consideration for the issuance by BAM to BN of newly issued BAM Class A Stock, which BN will subsequently deliver to Parent. Subject to this occurring, BAM’s interest in BAM ULC will increase from 25% to approximately 27%);

•

that BAM’s public float will increase by approximately 10%, without dilution to BAM shareholders due to the facts noted above, which is strategically important as BAM continues to broaden its shareholder base; and

•

that BAM will manage a significant portion of AEL’s assets as Parent intends to continue AEL’s focus on alternative asset strategies, which in turn will contribute to increasing BAM’s fee-related earnings.

BAM also considered a number of potentially negative factors in its deliberations concerning the Merger, including, among others, the following (not necessarily in order of relative importance):

•

the risk that all conditions to the obligations of the parties to consummate the Merger might not be satisfied or that the Merger might not otherwise be completed, or that completion may be unduly delayed; and

•

various other risks associated with the Transactions and the businesses of AEL following the Transactions. See the section entitled “Risk Factors” beginning on page 17 of this joint proxy statement/prospectus.

The above discussion of the material factors considered by BAM in its consideration of the Transactions is not intended to be exhaustive but does set forth the principal factors considered by BAM. In light of the number and wide variety of factors considered in connection with the evaluation of the Transactions, BAM did not attempt to quantify or otherwise assign relative weights to the specific factors that it considered in reaching its final decision. BAM views its final decision as being based on all the information available to it and the factors presented to and considered by it. However, some directors may individually have given different weight to different factors. The factors, potential risks and uncertainties described herein as having been considered by BAM in evaluating the Transactions and other information presented in this section of this joint proxy statement/prospectus contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 14 of this joint proxy statement/prospectus.

AEL’s Reasons for the Merger; Recommendation of the AEL Board

The AEL Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of AEL and the Shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are Shareholders), (ii) adopted the Merger Agreement and the Transactions, including the Merger, (iii) directed that the Merger Agreement and the Transactions, including the Merger, be submitted to the Shareholders for their approval and (iv) resolved to recommend approval of the Merger and the Merger Agreement to the Shareholders.

As described in the section of this joint proxy statement/prospectus entitled “The Transactions—Background of the Merger” beginning on page 32 of this joint proxy statement/prospectus, the AEL Board, prior to and in reaching its determination at its meeting on July 4, 2023 that the terms of the Merger Agreement are in the best interests of AEL and the Shareholders, held a number of meetings, consulted with and received the advice of representatives of AEL’s financial advisors and outside legal counsel, held discussions with AEL’s management and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of AEL. In making its determination, the AEL Board considered a number of factors that it believed supported its decision to enter into the Merger Agreement and to recommend its approval by the Shareholders. These factors included, but were not limited to, the following (not necessarily in order of relative importance):

•

The Merger Consideration to be received by the Shareholders in the Merger of (a) $38.85 per share of AEL Common Stock in cash, without interest, and (b) a number of shares of BAM Class A Stock equal to the Exchange Ratio, such that the Merger Consideration would have a value of between $54.00 and $56.50 per share of AEL Common Stock, which represents a premium of 32.8% to 38.9% to the unaffected closing price of AEL Common Stock on June 23, 2023, the last full trading day prior to the public announcement of Parent’s offer letter to AEL.

•	The AEL Board’s understanding of AEL’s business, operations, financial condition, earnings, prospects, competitive position and the nature of the industry in which AEL competes.

•

The AEL Board’s understanding of the risks, uncertainties and challenges facing AEL and the industry in which AEL competes, including the risks that AEL would face if it continued as a stand-alone company.

•

The AEL Board’s belief that the other alternatives to a sale of the entire company, including remaining independent and further advancing AEL’s strategic initiatives, which alternatives the AEL Board evaluated with the assistance of AEL’s financial advisors and outside legal counsel, did not represent a more attractive alternative to a sale in light of, among other factors, the potential risks, rewards and uncertainties associated with those alternatives.

•

The AEL Board’s consideration of offers with respect to other strategic alternatives from third parties and the AEL Board’s understanding of the landscape of potential buyers and strategic counterparties for AEL, as described in the section entitled “The Transactions—Background of the Merger” beginning on page 32 of this joint proxy statement/prospectus.

•

The AEL Board’s belief that, as a result of the negotiations between the parties, the Merger Consideration was the highest price per share for the AEL Common Stock that Parent was willing to pay at the time of those negotiations and following completion of its due diligence.

•

The possibility that, if AEL did not enter into the Merger Agreement, it could take a considerable amount of time and involve a substantial amount of risk before the trading price of the AEL Common Stock would reach and sustain the level implied by the Merger Consideration, as adjusted for present value.

•

The fact that the LDTI accounting update had a positive impact on the share price of the AEL Common Stock and AEL was still able to obtain an implied value per share of AEL Common Stock based on the Merger Consideration that represents a substantial premium to the unaffected closing price of the AEL Common Stock on June 23, 2023, the last full trading day prior to the public announcement of Parent’s offer letter to AEL.

•

The fact that other parties who had been contacted by or made contact with AEL did not make a credible offer with respect to a transaction that would deliver value to the Shareholders in the range of the Merger Consideration.

•	The likelihood that there would be no other parties that would be willing to make an offer in excess of the Merger Consideration if AEL did not enter into the Merger Agreement.

•	The fact that the significant cash component of the Merger Consideration will allow the Shareholders to realize, upon closing, immediate liquidity and a certainty of value in light of the risks and uncertainties inherent in AEL’s and BAM’s prospects and the market, economic and other risks that arise from owning an equity interest in a public company.

•

The fact that the receipt of the BAM Class A Stock as a portion of the Merger Consideration provides the Shareholders with an ownership interest in BAM and the opportunity to share in any future price appreciation of, and dividends declared on, the BAM Class A Stock.

•

The AEL Board’s belief that the lower limit of the value of the Merger Consideration at $54.00 per share of AEL Common Stock would provide “downside” protection against a decrease in the value of shares of the BAM Class A Stock prior to the closing of the Merger and far greater value certainty than would a fixed exchange ratio on the Stock Consideration that does not adjust to provide a lower limit.

•

The financial analyses reviewed and discussed with the AEL Board by representatives of Ardea Partners LP (“Ardea Partners”) as well as the opinion of Ardea Partners to the AEL Board on July 4, 2023 that, as of such date, and based upon and subject to the various assumptions, qualifications and limitations set forth in its written opinion, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such Shareholders.

•

The financial analyses reviewed and discussed with the AEL Board by representatives of J.P. Morgan Securities L.L.C. (“J.P. Morgan”) as well as the opinion of J.P. Morgan to the AEL Board on July 4, 2023 that, as of such date, and based upon and subject to the various assumptions, qualifications and limitations set forth in its written opinion, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) pursuant to the Merger Agreement is fair, from a financial point of view to such Shareholders.

•

The fact that holders of shares of the AEL Preferred Stock will continue to own shares of preferred stock of the Surviving Company following the Merger and that the relative rights, terms and conditions of each such share of AEL Preferred Stock will remain unchanged.

•

The AEL Board’s belief that the terms and conditions of the Merger Agreement, including, but not limited to, the representations, warranties and covenants of the parties and the conditions to closing, are reasonable.

•

The AEL Board’s belief that the likelihood of completion of the Merger is significant, in light of, among other things, the AEL Board’s belief that the conditions to closing and the circumstances under which the Merger Agreement may be terminated, are reasonable.

•

The availability of appraisal rights to the Shareholders who do not vote in favor of the Merger Proposal and who are not satisfied they have been offered fair value for their shares of AEL Common Stock, which rights provide the Shareholders with the opportunity to have the Iowa District Court for Polk County, Iowa appraise the fair value of their shares of AEL Common Stock.

•

The fact that the AEL Board is permitted to withhold, withdraw or modify its recommendation of the Merger Proposal in response to a material effect, change, event, circumstance or development that was not known to, or was not reasonably foreseeable by, the AEL Board on July 4, 2023 if the AEL Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (see the sections entitled “The Merger Agreement—No Solicitation” and “The Merger Agreement—Changes in the AEL Board Recommendation” beginning on pages 108 and 110, respectively, of this joint proxy statement/prospectus).

•

Other specific terms of the Merger Agreement permitting the AEL Board to consider a “superior proposal” received after the date of the Merger Agreement and at any time prior to approval of the Merger Proposal by the Shareholders, including:

•	AEL’s ability, subject to certain conditions, to furnish confidential information to third parties that make an unsolicited bona fide proposal or engage in or otherwise participate in discussions or negotiations with the third party making such a proposal, in each case if the AEL Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such “takeover proposal” either constitutes or could reasonably be expected to lead to a “superior proposal” (see the sections entitled “The Merger Agreement—No Solicitation” and “The Merger Agreement—Changes in the AEL Board Recommendation” beginning on pages 108 and 110, respectively, of this joint proxy statement/prospectus); and

•

the fact that the terms of the Merger Agreement provide that, under certain circumstances where a takeover proposal has been received, AEL is permitted to engage in or otherwise participate in discussions or negotiations with the third party making such takeover proposal, and the AEL Board is permitted to:

•

prior to receipt of the requisite approval of the Shareholders, withhold, withdraw or modify its recommendation of the Merger Proposal in response to a superior proposal if the AEL Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, subject to the payment by AEL of a $102,000,000 termination fee if Parent terminates the Merger Agreement due to such change in recommendation; or

•

subject to the procedures set forth in the Merger Agreement, terminate the Merger Agreement to enter into an alternative acquisition agreement in respect of a superior proposal if the AEL Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, subject to the payment by AEL of a $102,000,000 termination fee (see the sections entitled “The Merger Agreement—No Solicitation” and “The Merger Agreement—Changes in the AEL Board Recommendation” beginning on pages 108 and 110, respectively, of this joint proxy statement/prospectus).

•

AEL’s ability to waive any standstill provision to allow a third party to make a takeover proposal to the AEL Board on a non-public basis if the AEL Board determines in good faith, after consultation with AEL’s outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

•

The belief of the AEL Board, based on consultation with AEL’s financial advisors and outside legal counsel, that the $102,000,000 termination fee, which is approximately 2.4% of the aggregate Merger Consideration payable in connection with the Merger, is reasonable and would not preclude other parties from making a superior proposal for AEL.

•	The absence of any financing condition or contingency for Parent to consummate the Merger and pay the Merger Consideration.

•

The fact that the Parent Group Shareholders, together AEL’s largest shareholder, holding approximately 20.0% of the outstanding AEL Common Stock, entered into the Voting Agreement, pursuant to which, among other things, the Parent Group Shareholders agreed to vote all of their shares of AEL Common Stock owned as of the record date in favor of the Merger Proposal during the term of the Voting Agreement.

•

The fact that BN has agreed to guarantee (a) the obligations of Parent to deliver the Merger Consideration, (b) any obligations of Parent to reimburse AEL’s expenses, as set forth in the Merger Agreement and (c) any monetary damages awarded to AEL due to Parent’s or BAM’s breach of the Merger Agreement.

•

The high likelihood that Parent will proceed to consummate the Merger without significant delay, given its regulatory sophistication, track record of obtaining regulatory approvals in similar transactions, financial resources and high credit rating.

•	Parent’s commitment in the Merger Agreement to use its reasonable best efforts to consummate the Merger (subject to the terms and conditions of the Merger Agreement).

In the course of its deliberations, the AEL Board, in consultation with AEL’s management, financial advisors and outside legal counsel, also considered a variety of risks, uncertainties and other countervailing factors relating to the Merger, including, but not limited to the following:

•	The possibility that the Merger might not be consummated, or that the consummation might be delayed.

•	The risk of diverting management focus and resources from executing on other strategic opportunities and operational matters while implementing the Merger.

•

That restrictions under the Merger Agreement on the conduct of AEL’s business prior to consummation of the Merger could delay or prevent AEL from undertaking business opportunities that arise pending consummation of the Merger, which opportunities might be lost to AEL if the Merger is not consummated.

•

The potential negative effect of the pendency of the Merger on AEL’s business and relationships with customers, vendors, asset managers, strategic partners, business partners and employees, including the risk that key employees might not choose to remain employed with AEL prior to the consummation of the Merger, regardless of whether or not the Merger is consummated.

•	The risk that the Shareholders may not approve the Merger Proposal.

•

The risk that a Governmental Authority may oppose or refuse to approve the Merger or impose conditions on AEL and Parent (or BAM or any of their respective affiliates) prior to approving the Merger, which conditions may constitute a burdensome condition under the terms of the Merger Agreement that would excuse Parent from consummating the Merger.

•	The risk that legal proceedings could be initiated against AEL in connection with the Merger.

•

The fact that, unless Parent elects to waive such limitation in its sole discretion (which election must be made by Parent no later than December 11, 2023), in no event will the closing occur prior to January 5, 2024.

•	The fact that, until April 4, 2024, unless the Merger has closed, AEL may not declare and pay a dividend on the AEL Common Stock in accordance with AEL’s normal dividend practices.

•

The cap on the Merger Consideration of $56.50 per share of AEL Common Stock, which limits the potential “upside” that the Shareholders could receive based on an increase in the value of shares of BAM Class A Common Stock prior to the closing of the Merger.

•

The fact that AEL would no longer exist as an independent, publicly traded company, and the Shareholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of AEL.

•

The fact that some of AEL’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as the Shareholders (see the section entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger” beginning on page 67 of this joint proxy statement/prospectus for a more detailed discussion of these interests).

•	The specific terms of the Merger Agreement that either individually or in combination, could discourage potential acquirors from making a competing bid to acquire AEL, including:

•

the terms of the Merger Agreement placing certain limitations on the ability of AEL to solicit, encourage, initiate or knowingly facilitate the submission of any inquiry or the making of any proposal that constitutes, or would reasonably be expected to lead to, a takeover proposal or engage in or otherwise participate in any discussions or negotiations regarding, or furnish any material non-public information for the purposes of facilitating, a takeover proposal; and

•	the fact that AEL will be required to pay Parent a termination fee in connection with the Merger if the Merger Agreement is terminated under certain circumstances, or which may become payable following a termination of the Merger Agreement in circumstances where no superior proposal is ultimately consummated (which termination fee the AEL Board determined was reasonable and customary).

The foregoing discussion of the factors considered by the AEL Board is not intended to be exhaustive, but rather a summary of the material factors considered by the AEL Board. In reaching its decision to approve and adopt the Merger Agreement and the Transactions, including the Merger, the AEL Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. In light of the complexity and wide variety of factors that the AEL Board considered, the AEL Board did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered and did not undertake to make any specific determinations as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the AEL Board, as applicable. Rather, the AEL Board made its recommendation based on the totality of the information available to the AEL Board. In addition, individual members of the AEL Board may have given different weights to different factors.

The foregoing discussion of the information and factors considered by the AEL Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 14 of this joint proxy statement/prospectus.

Opinion of AEL’s Financial Advisors

Opinion of Ardea Partners LP

Pursuant to an engagement letter between AEL and Ardea dated February 26, 2021, as amended on December 29, 2022, the AEL Board retained Ardea as its financial advisor in connection with the Transactions.

At a meeting of the AEL Board held on July 4, 2023, representatives of Ardea rendered to the AEL Board Ardea’s oral opinion, subsequently confirmed in a written opinion dated July 4, 2023 and delivered to the AEL Board, to the effect that, as of the date of Ardea’s written opinion, and based upon, and subject to, the factors and assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Ardea as set forth therein, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such Shareholders.

The full text of Ardea’s written opinion, dated July 4, 2023, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Ardea in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference in this joint proxy statement/prospectus in its entirety. The summary of the Ardea opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Ardea’s written opinion. Shareholders are urged to, and should, read the Ardea opinion carefully and in its entirety. Ardea provided its advisory services and opinion for the information and assistance of the AEL Board (in its capacity as such) in connection with and only for the purposes of its consideration of the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) and did not address any other aspect of the Transactions or the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Ardea’s opinion does not constitute a recommendation as to how any Shareholders should vote at any Special Meeting with respect to the Transactions or any other matter or whether such Shareholders should take any other action in connection with the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Ardea reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of AEL for the five fiscal years ended December 31, 2022;

•	annual report to shareholders and Annual Report on Form 20-F of BAM for the fiscal year ended December 31, 2022;

•	BAM’s Registration Statement on Form F-1, including the prospectus contained therein, dated November 21, 2022, relating to the special distribution and initial public listing of the BAM Class A Stock;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of AEL;

•	certain interim reports to shareholders of BAM;

•	certain other communications from AEL to the Shareholders and from BAM to its shareholders;

•	certain publicly available research analyst reports for AEL and for BAM; and

•	certain internal financial analyses and forecasts for AEL, each as prepared by AEL’s management and approved for Ardea’s use by AEL (the “Forecasts”).

Representatives of Ardea also held discussions with members of the senior management of AEL regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of AEL and BAM, and with senior management of BAM regarding the past and current business operations, financial condition and future prospects of BAM; reviewed the reported price and trading activity for the shares of AEL Common Stock and BAM Class A Stock; compared certain financial and stock market information for AEL with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the insurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Ardea deemed appropriate.

For purposes of providing its advisory services and rendering the opinion described above, Ardea, with the consent of the AEL Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, actuarial, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Ardea, without assuming any responsibility for independent verification thereof. In addition, Ardea assumed with the consent of the AEL Board that the Forecasts were reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of AEL’s management. Ardea did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of AEL, BAM, or any of their respective Subsidiaries, and Ardea was not furnished with any such evaluation or appraisal. Ardea is not an actuary, and its services did not include any actuarial determination or evaluation by Ardea or any attempt to evaluate actuarial assumptions. Ardea relied on AEL’s actuaries with respect to reserve adequacy, and made no analysis of, and expressed no opinion as to, the adequacy of any reserves of AEL. Ardea assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on AEL or BAM or on the expected benefits of such Transactions in any way meaningful to Ardea’s analysis. Ardea also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition therein, the effect of which would be in any way meaningful to Ardea’s analysis.

Ardea’s opinion did not address the underlying business decision of AEL to engage in the Transactions, the relative merits of such Transactions as compared to any strategic alternatives that may be available to AEL, or any legal, regulatory, actuarial, tax or accounting matters. Ardea’s opinion addressed only the fairness from a financial point of view to the Shareholders (other than Parent or any of its Affiliates), as of the date of the opinion, of the Merger Consideration to be paid to such Shareholders pursuant to the terms of the Merger Agreement. Ardea did not express any view on, and Ardea’s opinion does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions. In addition, Ardea did not express an opinion, whether relative to the Merger Consideration to be paid to the Shareholders or otherwise, on either the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, officers, directors or employees of AEL, or other constituencies of AEL, Parent, BAM or BN or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of AEL, Parent, BAM or BN or any class of such Persons in connection with the Transactions. Ardea did not express any opinion as to the prices at which any securities of AEL or BAM or BN will trade at any time, as to the potential effects of volatility in the credit, financial or stock markets on AEL, BAM, BN or the Transactions, or as to the impact of the Transactions on the solvency or viability of AEL, Parent, BAM or BN or the ability of AEL, Parent, BAM or BN to pay their respective obligations when they come due. Ardea’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion, and Ardea assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Ardea’s advisory services and the opinion expressed in its opinion were provided for the information and assistance of the AEL Board in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how any Shareholder should vote or act with respect to the Transactions or any other matter. Ardea’s opinion was approved by a Fairness Committee of Ardea.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Ardea to the AEL Board in connection with rendering to the AEL Board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Ardea, nor does the order of analyses described represent relative importance or weight given to those analyses by Ardea.

Parts of the below summary include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Ardea’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 30, 2023, and is not necessarily indicative of current market conditions.

Valuation Analyses

1.	Historical Premia Analysis

Ardea reviewed and analyzed, using publicly available data, the premia to the unaffected share prices paid in transactions for U.S. target companies with deal values ranging from $2 billion to $6 billion pending or completed in the period from January 1, 2019 through June 30, 2023, excluding data related to AEL’s receipt of an acquisition proposal from the Parent announced on June 27, 2023.

The following table represents the results of this analysis:

Year	Median Premia to Unaffected Share Price
2019	18.3%
2020	24.0%
2021	29.9%
2022	37.5%
2023 (as of 6/30/23)	35.6%

Ardea, based on its review of the foregoing data and its professional judgment and experience, applied a selected range of premia from 18.3% to 37.5% to the unaffected share price of the shares of AEL Common Stock as of June 23, 2023 (the last full trading day prior to the public announcement of Parent’s offer letter to AEL) of $40.67 to derive an illustrative range of implied values per share of AEL Common Stock of $48.13 to $55.93.

2.	Selected Companies Analysis

Ardea reviewed and compared certain financial information of AEL to corresponding publicly available information and Wall Street research for selected publicly traded companies in the life and annuity industry that had product offerings that were similar to the product offerings of AEL (the “Selected Public Companies”). The Selected Public Companies are listed in the table below.

Although none of the Selected Public Companies is directly comparable to AEL, the Selected Public Companies have operations that, in Ardea’s professional judgment and experience, may be considered similar to AEL’s business.

Ardea used publicly available information and Wall Street research for the Selected Public Companies, and publicly available information, the Forecasts and Wall Street research for AEL, to calculate, among other things, (i) the multiple of the closing stock price as of June 30, 2023 for the Selected Public Companies and as of the date of the unaffected share price (June 23, 2023, the last full trading day prior to the public announcement of Parent’s offer letter to AEL) for AEL, to (a) the estimated 2023 earnings for the year ending December 31, 2023 (“P/2023E EPS”), (b) the estimated earnings for the year ending December 31, 2024 (“P/2024 EPS”), and (c) the most recent quarter book value per share (excluding any accumulated other comprehensive income) (“MRQ BVPS (excl. AOCI)”).

The following table presents the results of this analysis:

Company	P / 2023E EPS	P / 2024E EPS	MRQ BVPS (excl. AOCI)
American Equity Life (Consensus Estimates) (unaffected)	6.2x	5.9x	0.64x
MetLife, Inc. (“Metlife”)	7.2x	6.1x	1.05x
Prudential Financial, Inc. (“Prudential”)	7.2x	6.8x	0.92x
Corebridge Financial, Inc. (“Corebridge”)	4.4x	3.7x	0.45x
Equitable Holdings, Inc. (“Equitable”)	5.3x	4.2x	1.12x
F&G Annuities & Life, Inc. (“F&G”)	7.8x	6.1x	0.62x
CNO Financial Group, Inc. (“CNO”)	8.6x	7.7x	0.75x

Based on the results of the foregoing calculations and Ardea’s professional judgment and experience, Ardea applied a reference range of (i) P/2023E EPS multiples of 6.2x to 8.6x to AEL’s 2023 estimated earnings per share based on the Forecasts, resulting in an illustrative range of implied equity values for shares of AEL Common Stock of $43.96 to $60.93 per share, (ii) P/2024E EPS multiples of 5.9x to 7.7x to AEL’s 2024 estimated earnings per share based on the Forecasts, resulting in an illustrative range of implied values of $42.80 to $56.33 per share and (iii) P/BVPS (ex. AOCI) multiples of 0.64x to 1.05x to AEL’s BVPS (ex. AOCI) as of March 31, 2023, as provided to Ardea by AEL’s management, resulting in an illustrative range of implied values of $40.67 and $66.75 per share.

3.	Dividend Discount Model Analysis

Ardea used the Forecasts to calculate an illustrative range of implied values for the AEL Common Stock by discounting to present value the total capital return to the Shareholders, as provided to Ardea by AEL’s management, and terminal values. Among other assumptions, Ardea used the following assumptions: (i) a March 31, 2023 valuation date, (ii) a terminal growth rate ranging from 1% to 2%, and (iii) discount rates ranging from 9.0% to 11.0% representing a cost of equity range based on an analysis of AEL and the Selected

Public Companies’ cost of equity. The total capital return to the Shareholders for the period of 2023 to 2027, as well as the range of terminal values, were discounted to present values as of March 31, 2023 using the mid-year convention for discounting. Ardea arrived at a range of implied equity values, divided that range of implied equity values by the number of fully diluted shares of AEL Common Stock, as provided to Ardea by AEL’s management, and arrived at a range of implied equity values per share of AEL Common Stock of $46.36 to $63.36.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Ardea’s opinion. In arriving at its fairness determination, Ardea considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Ardea made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to AEL or the Transactions.

Ardea prepared these analyses for purposes of Ardea providing its opinion to the AEL Board that, as of the date of its opinion and based upon, and subject to, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Ardea, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) was fair, from a financial point of view, to such Shareholders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of AEL, Ardea or any other Person assumes responsibility if future results are materially different from those forecasted.

The Merger Consideration was determined through arm’s-length negotiations between AEL and Parent and was approved by the AEL Board. Ardea provided advice to AEL and the AEL Board during these negotiations. Ardea did not, however, recommend any specific amount or type of consideration to AEL or the AEL Board or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions.

As described above, Ardea’s opinion to the AEL Board was one of many factors taken into consideration by the AEL Board in making its determination to approve the Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Ardea in connection with its opinion and is qualified in its entirety by reference to the written opinion of Ardea attached as Annex B to this joint proxy statement/prospectus.

Ardea is engaged in underwriting services, private placements of securities, merger and acquisition advisory services, investment banking and other financial and non-financial activities and services for various Persons and entities. Ardea and its employees and affiliates, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of AEL, Parent, BAM, BN, and their respective Affiliates, portfolio companies and third parties, or any currency or commodity that may be involved in the Transactions. Ardea acted as financial advisor to AEL in connection with, and participated in certain of the negotiations leading to, the Transactions. Over the two years preceding the delivery of its opinion, Ardea has provided certain investment banking services to AEL and/or its Affiliates identified to Ardea in advance of the delivery of its opinion from time to time for which Ardea has received, and may receive, compensation, including having acted as financial advisor to AEL in connection with strategic defense advisory matters and financial advisor to AEL in connection with strategic partnership transactions. Over the two years preceding the delivery of its opinion, Ardea has received aggregate compensation of approximately $10,000,000 from AEL for investment banking services. Over the two years preceding the delivery of its opinion, Ardea has not received any compensation from Parent, BAM, BN or any of their respective Affiliates identified to Ardea in advance of the delivery of its opinion for investment banking services. In the future, Ardea may provide investment banking services to AEL, Parent, BAM, BN and their respective Affiliates and portfolio companies for which Ardea may receive compensation. Affiliates of Ardea also may have co-invested with BAM, BN and any of their respective Affiliates from time to time, and also may have invested in limited partnership units of Affiliates of BAM and BN from time to time and may do so in the future.

The AEL Board selected Ardea as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to an engagement letter between AEL and Ardea dated February 26, 2021, as amended on December 29, 2022, AEL retained Ardea as its financial advisor in connection with the Transactions. Pursuant to the terms of such engagement letter (as amended), based on information currently available, Ardea will receive fees for services rendered in connection with the Transactions of up to approximately $43,000,000, which is payable contingent upon the consummation of the Transactions. Further, AEL has agreed to reimburse Ardea for certain of its expenses, including reasonable attorney’s fees and disbursements, and to indemnify Ardea and related Persons against various liabilities that may arise out of Ardea’s engagement, including certain liabilities under federal securities laws.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated December 21, 2021, as amended January 9, 2023 and July 4, 2023 (the “JPM Engagement Letter”), the AEL Board retained J.P. Morgan as its financial advisor in connection with the Transactions.

At the meeting of the AEL Board on July 4, 2023, J.P. Morgan rendered its oral opinion to the AEL Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by J.P. Morgan as set forth in its opinion, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) in the Transactions was fair, from a financial point of view, to such Shareholders. J.P. Morgan has confirmed its July 4, 2023 oral opinion by delivering its written opinion to the AEL Board, dated July 4, 2023, that, as of such date, the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) in the Transactions was fair, from a financial point of view, to such Shareholders.

The full text of the written opinion of J.P. Morgan dated July 4, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limits on the review undertaken by J.P. Morgan in rendering its fairness opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference in this joint proxy statement/prospectus in its entirety. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Shareholders are urged to read J.P. Morgan’s opinion carefully and in its entirety. J.P. Morgan’s written opinion was addressed to the AEL Board (in its capacity as such) in connection with and only for the purposes of its evaluation of the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates) and did not address any other aspect of the Transactions or the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of AEL or as to the underlying decision by AEL to engage in the Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan Securities LLC. Such opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote at any Special Meeting with respect to the Transactions or any other matter or whether such Stockholders should take any other action in connection with the Merger.

In arriving at its opinions, J.P. Morgan:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning AEL, BAM and the industries in which they operate;

•	compared the financial and operating performance of AEL with publicly available information concerning certain other companies J.P. Morgan deemed relevant;

•	compared the current and historical market prices of AEL Common Stock and certain publicly traded securities of such other companies;

•

compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant, and the consideration paid for such companies;

•	reviewed the Forecasts; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of AEL and Parent with respect to certain aspects of the Transactions, and the past and current business operations of AEL and BAM, the financial condition and future prospects and operations of AEL and BAM, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by AEL, Parent, and BAM or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to the JPM Engagement Letter, did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of AEL, Parent, BN, or BAM under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of AEL to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as contemplated by the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by AEL, Parent, the Merger Sub and BAM in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory, actuarial or tax expert and relied on the assessments made by advisors to AEL with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on AEL or BAM, or on the contemplated benefits of the Transactions.

The projections furnished to J.P. Morgan were prepared by AEL’s management. AEL does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transactions, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the AEL’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “The Transactions—Certain Unaudited Prospective Financial Information of AEL” beginning on page 64 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect its opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the Shareholders (other than Parent and its Affiliates), and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of AEL or the underlying decision by AEL to engage in the Transactions. Furthermore, J.P. Morgan expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such Persons relative to the Merger Consideration to be paid to the Shareholders or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the AEL Common Stock, the BAM Class A Stock or the stock of BN will trade at any future time.

The terms of the Merger Agreement and related agreements, including the Exchange Ratio, were determined through arm’s length negotiations between AEL and Parent, and the decision to enter into the Transactions was solely that of the AEL Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the AEL Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the AEL Board or management with respect to the Transactions or the Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the AEL Board on July 4, 2023 and in the presentation delivered to the AEL Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of AEL with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to AEL (the “Comparable Companies”). The Comparable Companies selected by J.P. Morgan were:

•	Metlife

•	Prudential

•	Corebridge

•	Equitable

•	F&G

•	CNO

The Comparable Companies were selected among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar or adjacent to those of AEL. However, certain of these companies may have characteristics that are materially different from those of AEL. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operation characteristics of the companies involved and other factors that could affect the selected companies differently than they would AEL.

Using publicly available information and, in the case of AEL, the Forecasts that J.P. Morgan received from AEL, J.P. Morgan calculated and compared the multiples of equity market price per share as of the unaffected date for AEL (June 23, 2023, the last full trading day prior to media reports of Parent’s offer letter to AEL) and as of June 30, 2023 for each of the Comparable Companies to (i) research analysts’ consensus estimates, and, in the case of AEL, the Forecasts, for the year ended December 31, 2023 (“P/2023E EPS”) and (ii) the most recent quarter book value of equity per share (excluding accumulated other comprehensive income) (“P/MRQ BVPS excl. AOCI”).

The results of the P/2023 multiple calculations for AEL and each Comparable Company are set forth below.

P/2023E EPS
AEL (Research Analyst Estimates)	6.2x
AEL (AEL Forecasts)*	5.7x
MetLife	7.2x
Prudential	7.2x
Corebridge	4.4x
Equitable	5.3x
F&G	7.8x
CNO	8.6x

*	For reference only

Based on the results of this analysis, J.P. Morgan derived a multiple reference range for P/2023E EPS of 6.2x – 8.6x.

This multiple range was then applied to AEL’s 2023E earnings per share based on the Forecasts provided to J.P. Morgan, yielding an implied value per share of AEL Common Stock of approximately $43.79 to $60.93.

The results of the P/MRQ BVPS (excl. AOCI) calculations for AEL and each Comparable Company are set forth below.

P/MRQ BVPS (excl. AOCI)
AEL	0.64x
MetLife	1.05x
Prudential	0.92x
Corebridge	0.45x
Equitable	1.12x
F&G	0.62x
CNO	0.75x

Based on the results of this analysis, J.P. Morgan derived a multiple reference range for P/MRQ BVPS (excl AOCI) of 0.64x – 1.05x.

This multiple range was then applied to AEL’s most recent quarter book value per share (excluding accumulated other comprehensive income) as of March 31, 2023, as provided to J.P. Morgan by management of AEL, yielding an implied value per share of AEL Common Stock of approximately $40.67 to $66.75.

Dividend Discount Model Analysis. Using the Forecasts, J.P. Morgan conducted a dividend discount analysis to determine a range of implied values for AEL Common Stock based on fully diluted shares outstanding provided by AEL’s management, assuming AEL continued to operate as a standalone entity. The range was determined by adding the present value of an estimated future capital return stream for AEL over a five-year period from 2023 through 2027 and the present value of an estimated terminal value at the end of 2027. In performing its analysis, J.P. Morgan made the following assumptions, among others: (i) March 31, 2023 valuation date; (ii) a terminal growth rate of 0.5% to 2.0%; (iii) a cost of equity range of 9.25% to 11.25%; and (iv) mid-year discounting.

This analysis implied a value of $43.82 to $61.17 per share of AEL Common Stock based on fully diluted shares outstanding provided by AEL’s management.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of AEL. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to AEL. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of AEL. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to AEL.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise AEL with respect to the Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with AEL and the industry in which it operates.

J.P. Morgan received a fee from AEL of $3,000,000 payable upon delivery by J.P. Morgan of its opinion. For services rendered in connection with the Transactions, J.P. Morgan will receive fees from AEL upon the consummation of the Transactions estimated, based on currently available information, to be up to approximately $45,450,000 against which the amount paid by AEL to J.P. Morgan upon delivery by J.P. Morgan of its opinion and certain prior fees paid in connection with defense advisory services shall be credited. In addition, AEL has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with AEL for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on a credit facility of AEL in September 2021. During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Parent or BAM. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with BN for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on a credit facility of a BN Subsidiary in August 2021, as joint lead bookrunner on an offering of debt securities of a BN Subsidiary in December 2021, as joint lead bookrunner on an offering of debt securities in April 2022 and as financial advisor to a BN Subsidiary on an asset sale in March 2023. J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of AEL, BN and BN portfolio companies, for which it receives customary compensation or other financial benefits. In addition, an affiliate of J.P. Morgan and AEL entered into an accelerated share repurchase (“ASR”) transaction on March 17, 2023. The parties agreed to terminate the ASR transaction on July 13, 2023 and, as a result of such termination, the Company made a payment of $14,100,000 to such affiliate of J.P. Morgan on July 17, 2023. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of AEL, the Parent, BAM and BN.

During the two year period preceding delivery of its opinion dated July 4, 2023, the aggregate fees recognized by J.P. Morgan from AEL (including its Subsidiaries) were approximately $10,000,000. During the two year period preceding delivery of its opinion dated July 4, 2023, the aggregate fees recognized by J.P. Morgan from BN (including its Subsidiaries and portfolio companies) were approximately $87,000,000. During the two year period preceding delivery of its opinion dated July 4, 2023, the aggregate fees recognized by J.P. Morgan from BAM (including its Subsidiaries) were approximately $33,000,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of AEL, Parent, BAM or BN for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Certain Unaudited Prospective Financial Information of AEL

AEL’s management does not as a matter of course make public detailed forecasts or projections for extended periods, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. AEL is reluctant to disclose projections for extended periods due to the increasing uncertainty, unpredictability and subjectivity of such assumptions and estimates when applied to time periods further in the future. As a result, AEL does not endorse projections or other unaudited prospective financial information as a reliable indication of future results. However, in connection with the AEL Board’s evaluation of a potential transaction, AEL’s management independently prepared certain unaudited prospective financial information for fiscal years 2023 through 2027 (the “AEL Forecasts”). The AEL Forecasts were made available to the AEL Board in connection with its consideration and evaluation of the Transactions, and were provided by AEL’s management to Ardea and J.P. Morgan and approved by AEL for each of Ardea’s and J.P. Morgan’s use and reliance in connection with their respective financial analyses and opinions as described above in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors” beginning on page 54 of this joint proxy statement/prospectus.

AEL is including a summary of the AEL Forecasts in this joint proxy statement/prospectus in order to provide the Shareholders with access to the projections that were made available to the AEL Board as described above.

The following table presents a summary of the AEL Forecasts:

(US$ in millions, except for per share figures)	2023E	2024E	2025E	2026E	2027E
Gross Sales	$5,000	$5,500	$6,500	$7,000	$7,500
Operating Earnings (Post-tax)(1)(2)	$557	$530	$529	$557	$594
Operating EPS	$7.08	$7.28	$7.95	$9.13	$10.55
Shareholder’s Equity (ex. AOCI)(3)	$5,277	$5,457	$5,636	$5,844	$6,088
Shareholder’s Equity (ex. AOCI & FAS 133 & MRB)(3)	$3,294	$3,474	$3,653	$3,860	$4,104
BVPS (ex. AOCI & FAS 133 & MRB)(3)	$43.25	$50.05	$57.44	$65.96	$75.81
Total Capital Returned to Shareholders(4)	$380	$350	$350	$350	$350

(1)

Operating Earnings (Post-tax) calculated as Net Income Available to Common Stockholders adjusted to eliminate the impact of items that fluctuate from quarter to quarter in a manner unrelated to core operations. The most significant adjustment is the elimination of the impact of fair value accounting for fixed index annuity business, which is not economic in nature but rather impacts the timing of reported results.

(2)	Assumes marginal tax rate of 21.5%.

(3)

Shareholder’s Equity (ex. AOCI), Shareholders Equity (ex. AOCI & FAS 133 & MRB), and BVPS (ex. AOCI & FAS 133 & MRB) exclude equity available to preferred stockholders. Shareholder’s Equity (ex. AOCI), Shareholders Equity (ex. AOCI & FAS 133 & MRB), and BVPS (ex. AOCI & FAS 133 & MRB) exclude the effect of AOCI. AOCI fluctuates from quarter to quarter due to unrealized changes in the fair value of available for sale securities. Shareholders Equity (ex. AOCI & FAS 133 & MRB) and BVPS (ex. AOCI & FAS 133 & MRB) exclude the net impact of fair value accounting for fixed index annuity business, which is not economic in nature but rather impacts the timing of reported results.

(4)	Includes share repurchases and common dividends.

Additional Information About the AEL Forecasts

The inclusion of the AEL Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that AEL or any of its Affiliates, advisors or representatives have considered the AEL Forecasts to be predictive of actual future events, and the AEL Forecasts should not be relied upon as such. This summary of these internal financial AEL Forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote in favor of any proposal. AEL advises the recipients of the AEL Forecasts that its internal financial forecasts upon which the AEL Forecasts were based are subjective in many respects.

Although presented with numerical specificity, the AEL Forecasts were based on numerous variables, assumptions and estimates as to future events made by AEL’s management that AEL’s management believed were reasonable at the time the AEL Forecasts were prepared, taking into account the relevant information available to management at the time. These variables, assumptions and estimates are inherently uncertain and many are beyond the control of AEL. Important factors that may affect actual results and cause these internal financial AEL Forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of AEL (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory and competitive environment, general business and economic conditions and other risk factors referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 14 of this joint proxy statement/prospectus. Various assumptions underlying the AEL Forecasts may not prove to have been, or may no longer be, accurate. The AEL Forecasts may not be realized, and actual results may be significantly higher or lower than projected in the AEL Forecasts. The AEL Forecasts summarized above do not account for the effects of the Merger. The AEL Forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. The AEL Forecasts do not take into account any circumstances or events occurring after the date they were prepared. The AEL Forecasts cover multiple years, and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the AEL Forecasts in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events and actual results may differ materially (and will differ materially if the Merger and the Transactions are completed) from the AEL Forecasts. For all of these reasons, the internal financial AEL Forecasts, and the assumptions upon which they are based, (i) are not guarantees of future results; (ii) are inherently speculative; and (iii) are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in these internal financial AEL Forecasts. Accordingly, there can be no assurance that the AEL Forecasts will be realized.

The AEL Forecasts were prepared primarily for internal use and to assist the AEL Board with their consideration and evaluation of the Merger and the Transactions, and were provided by AEL’s management to Ardea and J.P. Morgan and approved by AEL for each of Ardea’s and J.P. Morgan’s use and reliance in connection with their respective financial analyses and opinions as described above in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors” beginning on page 54 of this joint proxy statement/prospectus. In addition, the AEL Forecasts were provided to Parent in connection with its due diligence of AEL. Although they were prepared on an accounting basis consistent with AEL’s financial statements, they were not prepared with a view toward public disclosure or toward compliance with published guidelines of the SEC for preparation and presentation of prospective financial information. The AEL Forecasts included in this document have been prepared by, and are the responsibility of, AEL. Neither AEL’s independent auditor nor any other independent accountant has compiled, examined or performed any procedures with respect to the AEL Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Certain of the financial projections contained in the AEL Forecasts are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. The non-GAAP financial measures used in the AEL Forecasts were approved by AEL for use by Ardea and J.P. Morgan in connection with their respective financial analyses and opinions as described above in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors” beginning on page 54 of this joint proxy statement/prospectus. The SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this joint proxy statement/prospectus. In addition, reconciliations of non-GAAP financial measures were not provided to or relied upon by Ardea or J.P. Morgan in connection with their respective financial analyses and opinions as described above in the section “The Transactions—Opinion of AEL’s Financial Advisor” beginning on page 54 of this joint proxy statement/prospectus. Accordingly, AEL has not provided a reconciliation of the financial measures included in the AEL Forecasts to the relevant GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by AEL may not be comparable to similarly titled amounts used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

For these reasons, as well as the basis and assumptions on which the AEL Forecasts were compiled, the inclusion of specific portions of the AEL Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that such AEL Forecasts will be an accurate prediction of future events, and they should not be relied on as such. None of AEL or any of its Affiliates, advisors, officers, directors, partners or representatives (including Ardea and J.P. Morgan) can give you any assurance that actual results will not differ from these AEL Forecasts. Except as required by applicable Law, none of AEL or any of its affiliates, advisors, officers, directors, partners or representatives (including Ardea and J.P. Morgan) undertake any obligation to update or otherwise revise or reconcile the AEL Forecasts or the specific portions presented to reflect circumstances existing after the date the AEL Forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. Therefore, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the portions of the AEL

Forecasts set forth above. None of AEL or any of its Affiliates, advisors, officers, directors, partners or representatives (including Ardea and J.P. Morgan) intend to make publicly available any update or other revision to these AEL Forecasts. In addition, none of AEL or any of its Affiliates, advisors, officers, directors, partners or representatives (including Ardea and J.P. Morgan) have made, make, or are authorized in the future to make, any representation to any Shareholder or other person regarding AEL’s ultimate performance compared to the information contained in the AEL Forecasts or that projected results will be achieved, and any statements to the contrary should be disregarded.

Interests of AEL Directors and Executive Officers in the Merger

In considering the recommendation of the Board to approve the Merger Agreement, you should be aware that AEL’s directors and executive officers have certain interests in the Merger that may be different from, or in addition to, the interests of the Shareholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that the Merger Agreement be approved by the Shareholders. These interests are described below.

AEL Equity Awards

AEL’s executive officers currently hold vested and unvested AEL Options, AEL Restricted Stock, AEL RSUs and AEL PSUs. AEL’s directors currently hold AEL Restricted Stock.

The Merger Agreement provides that, at the Effective Time, the outstanding equity awards of AEL (including awards held by AEL’s executive officers and directors) will be treated as follows:

•

Each outstanding and unexercised AEL Option will be canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL common stock subject to such AEL Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) over the exercise price per share of such AEL Option.

•

Each outstanding AEL RSU, other than Rollover AEL RSUs, will be canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of shares of AEL common stock subject to such AEL RSU immediately prior to the Effective Time and (2) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

•

Each outstanding AEL PSU will be canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL common stock subject to such AEL PSU immediately prior to the Effective Time (based on (A) for AEL PSUs other than the VWAP PSUs, the greater of target and actual performance as reasonably determined by the Committee immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of performance goals based on the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price), as described further in “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—CEO Arrangements” beginning on page 70 of this joint proxy statement/prospectus) and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

•

Each outstanding AEL Restricted Stock award will have any restrictions thereon lapse and be converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Restricted Stock subject to such award immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

•

Each outstanding AEL RSU that is a Rollover AEL RSU will be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock (an “Exchanged RSU”), (1) with the number of shares subject to each such Exchanged RSU equal to the product of (A) the number of shares of AEL common stock subject to such Rollover AEL RSU immediately prior to the Effective Time, multiplied by (B) the quotient of (x) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) divided by (y) the BAM Class A Stock Price. Except as specifically provided in the Merger Agreement, following the Effective Time each Exchanged RSU will continue to be governed by the same material terms and conditions (including vesting schedule and termination protections) as were applicable to the Rollover AEL RSU immediately prior to the Effective Time.

See “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 73 of this joint proxy statement/prospectus for an estimate of the amounts that may become payable to each named executive officer of AEL in respect of such named executive officer’s unvested AEL Options, AEL Restricted Stock, AEL RSUs and AEL PSUs as of August 15, 2023.

The estimated aggregate amount that would be realized by the nine non-employee members of the Board in respect of their unvested AEL Restricted Stock awards if the Merger were to be completed on August 15, 2023 is $1,634,985, and the estimated aggregate amount that would be realized by the two AEL executive officers who are not named executive officers in respect of their unvested AEL RSUs and AEL PSUs if the Merger were to be completed on August 15, 2023 is $1,505,350. The amounts in this paragraph were determined using equity awards outstanding as of August 15, 2023 and a price per share of AEL common stock of $55.00 (an amount in cash equal to the Merger Consideration, valuing the Stock Consideration at $16.15) and, for purposes of the AEL PSUs, assuming achievement of applicable performance metrics (i) for AEL PSUs granted prior to fiscal year 2023, at the maximum level of performance and (ii) for AEL PSUs granted in fiscal year 2023, at the target level of performance. These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the Effective Time following the date of this proxy statement. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by AEL’s non-employee directors and executive officers may materially differ from the amounts set forth above.

2024 Long-Term Incentive Award Grants

In accordance with the Merger Agreement, if the Closing has not occurred as of February 1, 2024, AEL may, in the ordinary course of business and consistent with past practice, make annual long-term incentive award grants to employees of AEL and its subsidiaries in respect of its fiscal year 2024 in the form of AEL RSUs (the “2024 AEL RSUs”). The terms and conditions of the 2024 AEL RSUs will generally be consistent with AEL’s past practice for grants of AEL RSUs granted in fiscal year 2023, except that the 2024 AEL RSUs will (i) not provide for vesting upon retirement, (ii) provide for full vesting upon a termination without cause or resignation for good reason within 12 months following a change in control and (iii) with respect to certain executive officers, grants of 2024 AEL RSUs will be made subject to and contingent on such individual’s execution of his or her retention agreement, if applicable (as described below).

Change in Control Agreements

Certain AEL executive officers, including all of AEL’s current named executive officers, are party to Change in Control Agreements (collectively, the “Change in Control Agreements”) with AEL. Concurrently with AEL’s entry into the Merger Agreement, AEL and Axel André, AEL’s Executive Vice President and Chief Financial Officer, entered into an Amended and Restated Change in Control Agreement which provides for (i) an increased cash severance amount equal to three (rather than two) times Mr. André’s annual base salary and target annual cash bonus and (ii) the continued provision of certain welfare benefits for a period of three (rather than two) years following the date of termination.

The Change in Control Agreements provide that in the event of a termination of the executive officer by AEL other than for Cause or by the executive officer for Good Reason (as such terms are defined in the Change in Control Agreements) within two (or, in the case of Mr. Bhalla and Mr. Lorenzen, three) years following the consummation of a change of control (which the consummation of the Merger will constitute), the executive officer will be entitled to receive: (i) a lump-sum amount in cash equal to two (or, in the case of Mr. Bhalla, Mr. André and Mr. Lorenzen, three) years of base salary, (ii) a lump-sum amount in cash equal to two (or, in the case of Mr. Bhalla, Mr. André and Mr. Lorenzen, three) times the executive’s target annual cash bonus, (iii) a prorated annual bonus for the year of termination, based on actual performance and payable at the same time bonuses are paid to other executive officers at AEL and (iv) for two (or, in the case of Mr. Bhalla, Mr. André and Mr. Lorenzen, three) years following termination, continued health, dental and life insurance benefits at least equal to what would have been provided during the 90-day period immediately preceding the change in control or the date termination, at the election of the executive officer. Under the Change in Control Agreements, each named executive officer is subject to post-employment confidentiality and non-solicit covenants during the two (or, in the case of Mr. Bhalla, Mr. André and Mr. Lorenzen, three) years such named executive officer is receiving severance benefits.

Pursuant to the Merger Agreement, AEL may enter into agreements with certain executive officers of AEL (including all current named executive officers other than Mr. Bhalla) to provide that such executive will be eligible to receive the value of the executive’s existing cash severance amount under the executive’s Change in Control Agreement as a retention award payable 50% at Closing and 50% upon the first anniversary of the Closing, subject in each case to continued service through the applicable payment date unless the executive experiences a termination of employment by AEL other than for “cause” or by the executive for “good reason” (each, as defined in the applicable retention agreement) after giving effect to the executive’s waiver in connection with the consummation of the Merger, prior to the applicable vesting date upon which the unvested portion of the executive’s retention award will vest and be paid subject to his or her execution and non-revocation of a general release of claims. In the case of executive officers who are party to a Change in Control Agreement, entry into such agreements is subject to a waiver of the executive’s (i) right to terminate employment for Good Reason solely in connection with the occurrence of the Merger and (ii) any entitlement to severance compensation, benefits or other amounts under any applicable AEL employee plan, other than the right to a pro-rata annual bonus entitlement and continuation of benefits provided by existing provisions of the Change in Control Agreements. As of the date of this proxy statement, no such retention agreement with any executive officer has been executed.

See “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 73 of this joint proxy statement/prospectus for the estimated amounts that each of AEL’s named executive officers would receive under such named executive officer’s Change in Control Agreement if the Merger were to be completed and the named executive officer experienced a qualifying termination on August 15, 2023. The estimated aggregate amount of severance that would be payable to the two executive officers who are not named executive officers and who are party to Change in Control Agreements if the Merger were to be completed and such executive officers experienced a qualifying termination on August 15, 2023 is approximately $3,314,041.

CEO Arrangements

In November 2022, Mr. Bhalla was granted the VWAP PSUs, a strategic incentive award in the form of AEL PSUs pursuant to which Mr. Bhalla is eligible to earn the value of up to 1.2 million shares of AEL common stock based on achievement of specified 30 trading-day volume weighted average share price (“VWAP”) objectives and satisfaction of 24-month stay requirements. In order to avoid a disincentive in the case of a change in control, the VWAP PSUs provided that Mr. Bhalla would earn the award amounts a consummated change-in-control price would achieve.

The VWAP PSUs are eligible to be earned in four tranches, each of which is payable 50% in shares and 50% in cash. Tranche A, comprising the value attributable to 333,334 shares and having a VWAP objective of

$45.00, vested and was earned in February 2023 and was settled in cash and shares of AEL Restricted Stock that remain subject to time-vesting conditions. Tranche B, comprising the value attributable to 333,332 shares and having a VWAP objective of $50.00, vested and was earned in August 2023, prior to the date of this proxy statement, and was settled in cash and shares of AEL Restricted Stock that remain subject to time-vesting conditions. Tranche C comprises the value attributable to 333,334 shares and has a VWAP objective of $55. Tranche D comprises the value attributable to 200,000 shares and has a VWAP objective of $60. As described above in “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—AEL Equity Awards” beginning on page 67 of this joint proxy statement/prospectus, and in accordance with the terms of the VWAP PSUs, at the Effective Time, the VWAP PSUs will be cashed out using the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) to determine performance achievement. This means that Tranche C of the VWAP PSUs, to the extent unvested at the Effective Time, will be canceled and converted into the right to receive a cash payment without interest, equal to the product of (i) the number of shares of AEL common stock subject to Tranche C of the VWAP PSUs and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

Concurrently with entry in the Merger Agreement, Mr. Bhalla entered into an Advisory Agreement with Parent, which will be effective at the Effective Time and pursuant to which Mr. Bhalla will perform certain advisory services for Parent for up to 18 months following the Effective Time. In exchange for such advisory services, Mr. Bhalla will earn an aggregate fee of $8 million, with (i) $6 million payable in the first 12 months (in monthly installments of $500,000) and (ii) $2 million payable in the final six months (in monthly installments of $333,333). If Mr. Bhalla is terminated by Parent without cause or resigns for good reason, in each case prior to the end of the 18 month advisory period, any unpaid portion of the $8 million advisory fee will become payable as of the date of such termination. The Advisory Agreement also provides that Mr. Bhalla will be subject to (i) a non-compete covenant as it relates to U.S. retail annuity insurance for the period beginning at the Effective Time and ending on the earlier of (A) nine months after the Effective Time and (B) September 30, 2024 (but subject to a minimum duration of six months) and (ii) a six-month post-engagement employee, client and distributor non-solicitation covenant.

Closing Year Annual Cash Bonuses

If the closing of the Merger occurs before the date annual bonuses for the fiscal year in which the Closing occurs are paid under any AEL annual cash incentive compensation plan or arrangement (including under AEL’s Amended and Restated Short-Term Incentive Plan, each, a “Closing Year Bonus Plan”), the bonus amount required to be paid to participating AEL employees, including AEL’s executive officers, under the applicable Closing Year Bonus Plan will be in an aggregate amount no less than the aggregate amount of what AEL has accrued, in the ordinary course of business, for such annual cash bonuses as of immediately prior to the Closing. Payment of any such bonus under a Closing Year Bonus Plan will (i) be subject to the participant’s continued employment through the end of the applicable performance year (or, if earlier, termination of the participant’s employment by AEL other than for cause or by the participant for good reason) and (ii) occur no later than March 15 of the calendar year following the year in which the Closing occurs.

Deferred Long-Term Incentive Cash Plan

Under the Deferred Long-Term Incentive Cash Plan (the “Deferred Cash Plan”), AEL executive officers receive awards in an initial amount determined by a percentage of the executive’s long-term incentive opportunity approved by the Committee. For each year’s awards, the Committee approves a three-year performance “target” and “maximum” return on the private asset investment AEL made in the first year of the performance period (the “Award Year Private Investments”). The amount of returns (if any) credited to awards granted under the Deferred Cash Plan depends on the performance of the Award Year Private Investments. Participants in the Deferred Cash Plan elect payment of vested awards and earnings at the end of employment or beginning on a specified date, and in a lump sum or in up to 15 installments. Upon a public statement of intent to enter into a transaction that would result in a change of control, awards under the Deferred Cash Plan vest, and participants have the right to continued crediting of earnings to such vested deferred compensation accounts.

See “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 73 of this joint proxy statement/prospectus for the estimated amounts that each of AEL’s named executive officers would receive pursuant to the Deferred Cash Plan if the Merger were to be completed and the named executive officer experienced a qualifying termination of employment on August 15, 2023, excluding any amounts that were previously vested without regard to the Merger. The estimated aggregate amount that would be payable to the two executive officers who are not named executive officers and who are participants in the Deferred Cash Plan if the Merger were to be completed and the executive officers experienced a qualifying termination of employment on August 15, 2023 is approximately $212,500.

Employee Stock Ownership Plan

AEL sponsors a broad-based employee stock ownership plan (the “AEL ESOP”) pursuant to which eligible AEL employees receive a stake in AEL’s common stock. The AEL ESOP is funded entirely by AEL’s semi-annual discretionary contributions. AEL ESOP interests vest in full after two years of service. AEL ESOP account balances are generally distributed upon a participant’s termination of employment. As of the date of this proxy statement, three of AEL’s executive officers – Anant Bhalla, Jeff Lorenzen and Jim Hamalainen, all of whom are named executive officers – are fully vested in their AEL ESOP accounts.

Pursuant to the terms of the Merger Agreement, to the extent permitted by applicable law, the AEL ESOP trustee and AEL will take or cause to be taken all such actions as may be necessary to terminate the AEL ESOP. In connection with such termination, all existing AEL ESOP participants’ accounts will be fully vested and 100% non-forfeitable.

Pursuant to the AEL ESOP, within 30 days of a change of control, AEL shall make a contribution to the AEL ESOP for the year in which the change of control event occurs, in an amount equal to the contribution made to the AEL ESOP (or accrued) for the year prior to the year in which the change of control occurs, reduced by the amount of any contributions already made to the AEL ESOP for the year in which the change of control occurs (such contribution, the “Closing Year AEL ESOP Contribution”). The Closing Year AEL ESOP Contribution will be allocated as of the date of the change of control regardless of whether the AEL ESOP is subsequently terminated.

See “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 73 of this joint proxy statement/prospectus for the estimated amounts that each of AEL’s named executive officers would receive pursuant to the AEL ESOP if the Merger were to be completed on August 15, 2023, excluding any amounts that were previously vested without regard to the Merger. The estimated aggregate amount that would be payable under the AEL ESOP to the three executive officers who participate in the AEL ESOP and are not named executive officers if the Merger were to be completed on August 15, 2023 is approximately $21,865, including an estimate of the amount of the Closing Year AEL ESOP Contribution that could be allocated to such executive officers in connection with the Merger (which estimate is solely for purposes of this proxy statement and could differ from the actual amount of any such allocation), but excluding any amounts that were previously vested without regard to the Merger.

Non-Employee Director Compensation

AEL may continue to pay compensation to non-employee directors in the ordinary course of business and consistent with past practice, provided that, if the Closing has not occurred by January 1, 2024, AEL may (i) grant annual equity awards to non-employee directors in the form of Company Restricted Stock with an aggregate grant date value of not more than $100,000 per non-employee director (or cash in lieu of Company Restricted Stock), and (ii)  pay in full prior to Closing the annual cash retainers in respect of fiscal year 2024.

Further Actions

AEL may grant cash-based transaction bonus awards to AEL employees (including the executive officers), in the amounts and on the terms determined by the CEO (or, in the case of any employee subject to its purview, the Board’s Compensation and Talent Management Committee). Such transaction bonuses may include an amount in respect of accelerated vesting and payment of Tranche D of the VWAP PSUs for Mr. Bhalla. See “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—CEO Arrangements” beginning on page 70 of this joint proxy statement/prospectus for additional information related to the VWAP PSUs granted to Mr. Bhalla. As of the date of this joint proxy statement/prospectus, no transaction bonus awards have been made or determined to be made.

AEL may implement strategies to mitigate the impact of Sections 280G and 4999 of the Code with respect to payments and other benefits that may be payable to executive officers in connection with the transaction, including that AEL may enter into or expand non-competition covenants contained in a restrictive covenant agreement. If the Closing has not occurred as of December 26, 2023 (or an earlier date in December 2023 with Parent’s prior written approval, not to be unreasonable withheld, conditioned or delayed), AEL may (i) accelerate into 2023 the vesting and payment or settlement (as applicable) of incentive-based compensation that is scheduled to vest or be paid or settled in 2024, (ii) accelerate into 2023 the vesting or payment or settlement of compensation that would otherwise vest or become payable or deliverable at the Effective Time, including the outstanding tranches of the VWAP PSUs that would vest pursuant to the Agreement (provided that acceleration of the VWAP PSUs will subject their settlement to continued vesting or repayment/clawback by AEL if, before the earlier of (1) the Effective Time and (2) the original vesting date of the VWAP PSUs, the CEO is terminated for cause or resigns without good reason), and (iii) pay in 2023 a cash amount in respect of accrued but unused vacation for calendar year 2023.

In the event that an executive officer would be subject to excise tax under Section 4999 of the Code, AEL may enter into arrangements to provide for tax reimbursement payments. As of the date of this proxy statement, no determinations have been made as to any such arrangements.

Quantification of Potential Payments and Benefits to AEL’s Named Executive Officers in Connection with the Merger

The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of AEL’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the Merger. The amounts set forth in the table below assume the following:

•	the effective time of the Merger occurred and each named executive officer experienced a qualifying termination with AEL on August 15, 2023;

•	a per share price of AEL common stock of $55.00 (an amount in cash equal to the Merger Consideration, valuing the Stock Consideration at the BAM Class A Fixed Stock Price);

•	each named executive officer’s base salary and annual target bonus remain unchanged from those in effect as of the date of this proxy statement;

•	each named executive officer’s Company equity awards are those that are outstanding as of August 15, 2023;

•

for purposes of the unvested AEL PSUs (other than the VWAP PSUs), achievement of the applicable performance goals at (i) for AEL PSUs granted prior to fiscal year 2023, the maximum level of performance and (ii) for AEL PSUs granted during fiscal year 2023, the target level of performance; and

•	for purposes of the unvested VWAP PSUs, vesting of Tranche C upon consummation of the Merger.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement, and do not reflect certain compensation actions that may occur before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. All dollar amounts have been rounded to the nearest whole dollar. For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the Merger and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the Merger and a qualifying termination of employment of each named executive officer within the two- or three-year post-change in control period (as applicable) set forth in each named executive officer’s Change in Control Agreement, described in more detail in “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Change in Control Agreements” beginning on page 68 of this joint proxy statement/prospectus.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Other ($)(4)(5)	Total ($)
Anant Bhalla	$10,243,836	$60,689,343	$40,000	$2,500,000	$73,473,179
Axel André	$5,603,014	$4,481,463	$40,000	$717,594	$10,842,072
James Hamalainen	$3,953,014	$5,444,263	$27,000	$622,800	$10,047,076
Jeffrey Lorenzen	$2,812,154	$3,928,420	$40,000	$3,060	$6,783,634
Phyllis J. Zanghi(6)	—	$2,789,968	—	—	$2,789,968

(1)

The amounts included in the “Cash” column reflect the aggregate cash severance amount that each named executive officer is eligible to receive under his or her Change in Control Agreement described in the section entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Change in Control Agreements” beginning on page 68 of this joint proxy statement/prospectus. The amounts in the “Cash” column pursuant to the Change in Control Agreements are double-trigger amounts. As described in further detail in the section entitled “Change in Control Agreements”, amounts in the “Cash” column will be payable pursuant to the applicable retention agreement (if any) that the named executive officer (other than Mr. Bhalla) may enter into with AEL prior to the Closing. Details of the amounts in the “Cash” column are shown in the following supplementary table:

Named Executive Officer	Cash Severance ($)	Pro-Rata Bonus ($)
Anant Bhalla	$9,000,000	$1,243,836
Axel André	$4,950,000	$653,014
James Hamalainen	$3,300,000	$653,014
Jeffrey Lorenzen	$2,591,000	$221,154
Phyllis J. Zanghi	—	—

(2)

The amounts included in the “Equity” column reflect the aggregate value of unvested AEL equity awards (net of the applicable exercise price in the case of AEL Options) that will be canceled and exchanged for an amount in cash equal to the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) upon consummation of the Merger. The amounts in the “Equity” column are single-trigger amounts. Details of the amounts in the “Equity” column are shown in the following supplementary table:

Named Executive Officer	Value of AEL Stock Options ($)	Value of AEL RSUs ($)	Value of AEL PSUs ($)	Value of AEL Restricted Stock ($)
Anant Bhalla	$2,300,463	$4,306,170	$35,749,395	$18,333,315
Axel André	$663,033	$755,700	$3,062,730	—
James Hamalainen	$213,983	$1,056,880	$4,173,400	—
Jeffrey Lorenzen	$217,405	$727,485	$2,983,530	—
Phyllis J. Zanghi	$56,083	$566,005	$2,167,880	—
(a) For Mr. Bhalla, represents the portion of Tranche A and Tranche B of the VWAP PSUs that were previously earned and settled in AEL restricted stock that remains subject to time-vesting conditions.

(3)

The amounts in the “Perquisites/Benefits” column represent, for each of Messrs. Bhalla, André, Hamalainen and Lorenzen, the estimated cost of continued health, dental and life insurance benefits for three (or, in the case of Mr. Hamalainen, two) years following termination, pursuant to the terms of the executive’s Change in Control Agreement, as described in the section entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Change in Control Agreements” beginning on page 68 of this joint proxy statement/prospectus. The continuation of benefits pursuant to the Change in Control Agreements are double-trigger payments.

(4)

The amounts in the “Other” column reflect, for each named executive officer, an aggregate value equal to (i) the estimated value of his or her account balance under the Deferred Cash Plan and (ii) the value of his or her unvested account balance under the AEL ESOP, which will vest upon Closing in accordance with the terms of the AEL ESOP. The value of unvested account balances under the AEL ESOP includes an estimate of the amount of the Closing Year AEL ESOP Contribution that could be allocated to such named executive officer in connection with the Merger, as described in the section entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Employee Stock Ownership Plan” beginning on page 71 of this joint proxy statement/prospectus (which estimate is solely for purposes of this proxy statement and could differ from the actual amount of any such allocation). AEL ESOP account balances are generally distributed upon a participant’s termination of employment. Participants in the Deferred Cash Plan elect payment of vested awards and earnings at the end of employment or beginning on a specified date, and in a lump sum or in up to 15 installments. The amounts in the “Other” column are considered double-trigger payments for purposes of this section. Details of the amounts set forth in the “Other” column are shown in the following supplementary table:

Named Executive Officer	Value of Deferred Cash Plan ($)	Value of AEL ESOP ($)
Anant Bhalla	$2,500,000	—
Axel André	$675,000	$42,594
James Hamalainen	$622,500	$300
Jeffrey Lorenzen	—	$3,060
Phyllis J. Zanghi	—	—

(5)

The amounts set forth in the table above do not include the value of any potential tax reimbursement payments in respect of excise taxes imposed under Section 4999 of the Code or any transaction bonus payments. As described in the section entitled “The Transactions—Interests of AEL Directors and Executive Officers in the Merger—Further Actions” beginning on page 72 of this joint proxy statement/prospectus, pursuant to the Merger Agreement, AEL may enter into arrangements with affected employees, who may include one or more executive officers, to provide for tax reimbursement payments and/or to grant cash-based transaction bonus awards, but as of the date of this proxy, no determinations have been made as to any such arrangements or awards.

(6)

Ms. Zanghi, AEL’s former Chief Legal Officer, separated from AEL, effective February 28, 2023. Other than with respect to outstanding, unvested equity awards, no compensation or benefits will be paid or become payable to Ms. Zanghi that is based on, or otherwise relates to, the Merger.

Voting Agreement

The summary of the material provisions of the Voting Agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the Voting Agreement that might be important to you. You are urged to read the Voting Agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the Merger.

Concurrently with the execution of the Merger Agreement on July 4, 2023, AEL entered into the Voting Agreement with the Parent Group Shareholders.

Pursuant to the Voting Agreement, subject to the terms and conditions therein, the Parent Group Shareholders have agreed to vote all of the outstanding AEL Common Stock then beneficially owned by the Parent Group Shareholders (i) in favor of the approval of the Merger Agreement and the Merger and (ii) against any other takeover proposal or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. The Voting Agreement also includes waivers of certain provisions of the Investment Agreement, in order to, among other things, permit Parent to exercise certain rights under the Merger Agreement and to remove any limitations on voting under the Investment Agreement that would conflict with the Parent Group Shareholders’ voting obligations under the Voting Agreement. Such waivers expire upon a termination of the Merger Agreement in accordance with its terms.

As of July 4, 2023 (the date of the Voting Agreement), an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.38% of the total voting power of the Shareholders, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement, and as of the record date, an aggregate of 15,886,163 shares of AEL Common Stock, representing approximately 20.20% of the total voting power of the Shareholders, were beneficially owned by the Parent Group Shareholders and subject to the Voting Agreement.

The Voting Agreement will terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) at any time prior to the time, but not after, the requisite Shareholder approval of the Merger Proposal is obtained, if the AEL Board or any committee thereof has made a recommendation change in favor of an adverse recommendation change and (iv) the termination of the Voting Agreement by the mutual written consent of the parties thereto.

Guaranty

Concurrently with the execution of the Merger Agreement on July 4, 2023, BN executed and delivered the Guaranty for the benefit of AEL.

Pursuant to the Guaranty, subject to the terms and conditions therein, BN has agreed to guarantee for the benefit of AEL (i) the obligation of Parent on the Closing Date to deliver the Merger Consideration to the exchange agent, pursuant to, and subject to the terms and conditions of the Merger Agreement, (ii) certain obligations of Parent to indemnify and reimburse expenses of AEL under the Merger Agreement and (iii) certain monetary damages that may be awarded to AEL by a court of competent jurisdiction.

The obligations of BN under the Guaranty with respect to the guaranteed obligations set forth in the paragraph above will terminate upon the earlier of (i) the Effective Time and (ii) 90 days following the termination of the Merger Agreement in accordance with its terms if no claim is brought against Parent, Merger Sub or BAM with respect to any of the guaranteed obligations set forth in the paragraph above; except that if such a claim is brought, then the applicable guaranteed obligation is not terminated until either (A) a final, non-appealable resolution of such claim (x) is made in favor of Parent, Merger Sub, BAM or BN, as applicable, or (y) if such resolution is made in favor of AEL, upon the payment of any amount so required by such resolution or (B) a written agreement signed by each of AEL, BN, Parent and Merger Sub terminating the Guaranty is entered into.

Closing and Effective Time

The closing will take place remotely by electronic exchange of deliverables and release of signatures, as soon as practicable, and in any event not later than five business days following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions to closing described below under “—Closing Conditions”

(other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by the Merger Agreement and by applicable Law, waiver of those conditions) or at such other date, time and place as AEL, Parent, Merger Sub and BAM may agree in writing. Unless Parent elects to waive such limitation in its sole discretion (which election must be made by Parent no later than December 11, 2023), in no event will the closing occur prior to January 5, 2024.

As promptly as practicable following the closing, but on the Closing Date, AEL, Parent and Merger Sub will (i) cause Articles of Merger relating to the Merger to be duly executed and filed with the Secretary of State of the State of Iowa as provided in Section 490.1106 of the IBCA and (ii) make all other filings or recordings required under the IBCA in connection with the filing of the Articles of Merger and the Merger. The Merger will become effective at the Effective Time as set forth in the Articles of Merger relating to the Merger so executed and filed.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences with respect to U.S. Holders (as defined below) of the Merger and the ownership and disposition of the BAM Class A Stock acquired in the Merger. This discussion is limited to the Shareholders who exchange their shares of AEL Common Stock for the Merger Consideration in the Merger and who hold their shares of AEL Common Stock, and will hold their BAM Class A Stock received in the Merger, solely as capital assets for tax purposes. This discussion does not discuss all of the tax consequences that may be relevant to a holder in light of the Shareholders’ individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to holders subject to special rules, such as:

•	a bank, insurance company, or other financial institution;

•	a tax-exempt organization;

•	a governmental agency or instrumentality;

•	a retirement plan, individual retirement account or other tax-deferred account;

•	a real estate investment trust or regulated investment company;

•	a dealer or broker in stocks and securities or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of shares that received shares of AEL Common Stock or BAM Class A Stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder that has a functional currency other than the U.S. dollar;

•	a holder subject to special tax accounting rules under Section 451(b) of the Code;

•	a holder that exercises appraisal or dissenters’ rights;

•

a holder that, prior to the Merger, holds shares of AEL Common Stock (or, following the Merger, holds BAM Class A Stock) as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a holder that owns (or is treated as owning) more than 10% of all shares of AEL Common Stock (by vote or value) prior to the Merger or of BAM Class A Stock following the Merger.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

The tax treatment of the Merger and the ownership and disposition of BAM Class A Stock received in the Merger of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that exchange shares of AEL Common Stock for the Merger Consideration in the Merger, and their partners and other owners, should consult their own tax advisors regarding the tax consequences to them of the Merger and the ownership and disposition of BAM Class A Stock received in the Merger.

Please consult your own tax advisor regarding the consequences to you of the Merger and the ownership and disposition of BAM Class A Stock in light of your particular circumstances under the Code and the laws of any other taxing jurisdiction.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of shares of AEL Common Stock or, after the completion of the Merger, BAM Class A Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of the Merger

The exchange of shares of AEL Common Stock for the Merger Consideration will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder whose shares are converted into the right to receive the Merger Consideration will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized in the Merger and the U.S. Holder’s tax basis in the shares of AEL Common Stock exchanged therefor. The amount realized by a U.S. Holder in the Merger is generally the sum of the cash and the fair market value of any BAM Class A Stock received by such U.S. Holder in the Merger. A U.S. Holder’s adjusted tax basis will generally equal the price the U.S. Holder paid for the shares of AEL Common Stock. Gain or loss will be determined separately for each block of shares of AEL Common Stock (i.e., shares of AEL Common Stock acquired at the same cost in a single transaction). If a U.S. Holder acquired different blocks of shares of AEL Common Stock at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of shares of AEL Common Stock that it holds.

Such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder has held the shares of AEL Common Stock for more than one year at the time of the Effective Time. Long-term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Taxation of the Ownership and Disposition of BAM Class A Stock

The tax treatment of the ownership and disposition of BAM Class A Stock will depend in part on whether or not BAM is classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Except as discussed below under “—Passive Foreign Investment Company Rules”, this discussion assumes that BAM is not classified as a PFIC for U.S. federal income tax purposes.

Distributions

The gross amount of any distribution BAM pays out of its current or accumulated earnings and profits (as determined for U.S federal income tax purposes) will be treated as a dividend that is subject to U.S. federal income taxation. Dividends received by a non-corporate U.S. Holder of BAM Class A Stock readily tradable on the NYSE generally will be “qualified dividend income” subject to tax at the preferential rates applicable to long-term capital gains, provided that applicable holding period requirements are satisfied.

A U.S. Holder must include any amount withheld from the dividend payment in this gross amount (including any amounts withheld to pay Canadian withholding taxes) even though the U.S. Holder does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in their BAM Class A Stock and thereafter as capital gain. However, BAM currently does not, and does not expect to, calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat distributions BAM makes as dividends.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable. Accordingly, any Canadian federal withholding tax assessed on dividends received by U.S. Holders may, subject to certain limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex, and the availability of a foreign tax credit depends on numerous factors. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.

Sale, Exchange or Other Taxable Disposition of the BAM Class A Stock

If a U.S. Holder sells or otherwise disposes of their BAM Class A Stock, such U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the U.S. dollar value of the amount that the U.S. Holder realizes and the U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the BAM Class A Stock. A U.S. Holder’s initial tax basis in the BAM Class A Stock acquired in the Merger will equal the fair market value of such BAM Class A Stock at the time of closing. Such gain or loss will be capital gain or loss, and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the BAM Class A Stock have been held by such U.S. Holder for more than one year. A U.S. Holder’s holding period in the BAM Class A Stock acquired in the Merger will begin on the day following the closing. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences generally apply to a U.S. person that owns stock of a non-U.S. corporation that is treated as a PFIC for any taxable year during the U.S. person’s holding period for the stock. BAM believes that BAM should not be currently classified as a PFIC for U.S. federal income tax purposes in the current taxable year and BAM does not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that BAM could become a PFIC in a future taxable year.

In general, BAM will be a PFIC in a taxable year if:

•	at least 75% of BAM’s gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of BAM’s assets in such taxable year is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If BAM is treated as a PFIC, and a U.S. Holder did not make a mark-to-market election, as described below, such U.S. Holder will generally be subject to special rules with respect to:

•	any gain such U.S. Holder realizes on the sale or other disposition of their BAM Class A Stock; and

•

any excess distribution that BAM makes to such U.S. Holder (generally, any distributions to such U.S. Holder during a single taxable year, other than the taxable year in which the U.S. Holder’s holding period in the BAM Class A Stock begins, that are greater than 125% of the average annual distributions received in respect of the BAM Class A Stock during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the BAM Class A Stock that preceded the taxable year in which the U.S. Holder receives the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over such U.S. Holder’s holding period for their BAM Class A Stock;

•

the amount allocated to the taxable year in which such U.S. Holder realized the gain or excess distribution or to prior years before the first year in which BAM was a PFIC with respect to such U.S. Holder will be taxed as ordinary income;

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If BAM is a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if BAM (or its subsidiary) receives a distribution from, or disposes of all or part of BAM’s interest in, the lower-tier PFIC or if a U.S. Holder otherwise were deemed to have disposed of an interest in the lower-tier PFIC.

Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If a U.S. Holder were to elect to treat its interest in BAM as a “qualified electing fund” (the “QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described above, the holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of BAM, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. However, a U.S. Holder may make a QEF Election with respect to Class A Shares (or shares of any lower-tier PFIC) only if BAM furnishes certain tax information to such holder annually, and there can be no assurance that such information will be provided.

In lieu of making a QEF Election, if BAM is a PFIC in a taxable year and BAM Class A Stock are treated as “marketable stock” in such year, a U.S. Holder may make a mark-to-market election with respect to their BAM Class A Stock. If a U.S. Holder makes this election, such U.S. Holder will not be subject to the PFIC rules described above. Instead, in general, such U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of their BAM Class A Stock at the end of the taxable year over their adjusted basis in the BAM Class A Stock. The U.S. Holder will also recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of their BAM Class A Stock over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in the BAM Class A Stock will be adjusted to reflect any such income or loss amounts. Any gain that the U.S. Holder recognizes on the sale or other disposition of their BAM Class A Stock would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. There can be no assurance that the trading in the BAM Class A Stock will be sufficiently regular to qualify them as marketable stock for purposes of the PFIC rules. Moreover, BAM generally does not expect the mark-to-market election to be available with respect to any non-U.S. subsidiary of BAM classified as a PFIC. A U.S. Holder should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to their BAM Class A Stock under their particular circumstances.

Unless a U.S. Holder makes certain elections, their BAM Class A Stock will generally be treated as stock in a PFIC if BAM was a PFIC at any time during such U.S. Holder’s holding period in their BAM Class A Stock, even if BAM is not currently a PFIC.

In addition, notwithstanding any election a U.S. Holder makes with regard to their BAM Class A Stock, dividends from BAM will not constitute qualified dividend income to such U.S. Holder if BAM is a PFIC (or is treated as a PFIC with respect to such U.S. Holder) either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the U.S. Holder must include the gross amount of any such dividend paid by BAM out of BAM’s accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. Holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. Holder owns BAM Class A Stock during any year that BAM is a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service (“IRS”) Form 8621.

Shareholder Reporting

A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.

Backup Withholding and Information Reporting

For a non-corporate U.S. holder, payments of the Merger Consideration made in exchange for shares of AEL Common Stock pursuant to the Merger generally will be subject to information reporting, on IRS Form

1099, and may be subject to U.S. federal backup withholding (currently, at a rate of 24%). To prevent backup withholding, U.S. Holders should (1) furnish the paying agent for the Merger (or other payer) with a properly completed IRS Form W-9 (or an applicable substitute or successor form) certifying such U.S. Holder’s correct taxpayer identification number and that such U.S. Holder is not subject to backup withholding and otherwise comply with all the applicable backup withholding rules or (2) otherwise establish an applicable exemption from backup withholding.

For a non-corporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made within the United States, and the payment of proceeds from the sale of BAM Class A Stock effected at a United States office of a broker. Additionally, backup withholding may apply to such payments if a U.S. Holder fails to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that such U.S. Holder has failed to report all interest and dividends required to be shown on such U.S. Holder’s federal income tax returns.

Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules may be refunded or credited against such holder’s U.S. federal income tax liability provided that such holder timely furnishes the required information to the IRS.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF BAM CLASS A STOCK RECEIVED IN THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Material Canadian Federal Income Tax Consequences

The following describes the material Canadian federal income tax consequences with respect to the receipt, holding and disposition of BAM Class A Stock acquired pursuant to the Merger by a holder who as beneficial owner, and who at all relevant times, for the purposes of the Income Tax Act (the “Tax Act”), (i) deals at arm’s length and is not affiliated with BAM, (ii) holds the BAM Class A Stock as capital property, (iii) is not, and is not deemed to be, resident in Canada and (iv) does not use or hold the BAM Class A Stock in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Generally, the BAM Class A Stock will be considered to be capital property to a Non-Resident Holder provided the Non-Resident Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BAM’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not applicable to a holder an interest in which would be a “tax shelter investment” or who acquires BAM Class A Stock as a “tax shelter investment”.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR NON-RESIDENT HOLDER, AND NO REPRESENTATION CONCERNING THE TAX CONSEQUENCES TO ANY PARTICULAR NON-RESIDENT HOLDER OR PROSPECTIVE NON-RESIDENT HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, PROSPECTIVE NON-RESIDENT HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO AN INVESTMENT IN THE BAM CLASS A STOCK HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of BAM Class A Stock must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Dividends on BAM Class A Stock

Dividends paid or credited, or deemed to be paid or credited, on BAM Class A Stock by BAM to a Non-Resident Holder will be subject to Canadian withholding tax under Part XIII of the Tax Act at the rate of 25%, subject to a possible reduction under the terms of an applicable income tax treaty or convention. For example, the rate of withholding tax applicable to a dividend paid on a share of BAM Class A Stock to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (as amended, the “Convention”), beneficially owns the dividend and is fully entitled to the benefits of the Convention, will generally be reduced to 15% (or 5% in certain cases where such Non-Resident Holder is a corporation that beneficially owns at least 10% of BAM’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of BAM Class A Stock

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a share of BAM Class A Stock, unless the BAM Class A Stock constitutes taxable Canadian property of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. The circumstances under which a share of BAM Class A Stock will constitute taxable Canadian property of a Non-Resident Holder are discussed below.

In the event that the BAM Class A Stock constitute taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, then the income tax consequences described in the BAM Annual Report under Item 10.E, “Certain Material Canadian Federal Income Tax Considerations—Taxation of Holders Resident in Canada—Dispositions of the Class A Shares” will generally apply to the Non-Resident Holder.

Provided that the BAM Class A Stock are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the BAM Class A Stock will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the 60 month period immediately preceding that time, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class of BAM were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non- Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly through one or more other partnerships; and (b) more than 50% of the fair market value of the BAM Class A Stock was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests or rights in, property described in (i) to (iii), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the BAM Class A Stock may be deemed to be taxable Canadian property of a Non-Resident Holder.

BAM expects that the BAM Class A Stock will not constitute taxable Canadian property at any relevant time because none of the conditions in (b) above are expected to be met at any relevant time.

Non-Resident Holders for whom BAM Class A Stock may constitute “taxable Canadian property” should consult their own tax advisors.

In general, a Non-Resident Holder’s initial tax cost in the BAM Class A Stock acquired in the Merger will equal the fair market value of such BAM Class A Stock at the time of closing.

Accounting Treatment of the Merger

Brookfield Reinsurance prepares its financial statements in accordance with U.S. GAAP. Brookfield Reinsurance expects to consolidate the financial statements of AEL in accordance with ASC 810, Consolidation, effective on the Closing Date. Brookfield Reinsurance will apply ASC 805, Business Combinations, to the Merger and initially recognize the assets and liabilities of AEL at fair value. Brookfield Reinsurance’s profit and other comprehensive income will also include AEL’s profit or loss and other comprehensive income prospectively from the Closing Date.

In connection with the Transactions, BAM will issue, from treasury, shares of BAM Class A Stock in exchange for an approximate 2% interest in BAM ULC held by BN. The share exchange between BAM and BN will be recorded at fair market and will increase BAM’s interest in BAM ULC from 25% to approximately 27%. Upon completion of the share exchange, BAM will continue to account for its interest in BAM ULC as an equity method investment.

Regulatory Approvals Required for the Merger

Each of the parties has agreed, subject to the terms and the conditions of the Merger Agreement, to use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger. The management of each of Parent and AEL currently believe that the necessary regulatory approvals can be obtained by the fourth quarter of 2023; however, there can be no assurances that such approvals will be obtained in accordance with this timing or at all.

Notwithstanding the foregoing, Parent will not be obligated by a Governmental Authority in connection with obtaining a required regulatory approval to take or refrain from taking or to agree to it, its Subsidiaries or AEL or its Subsidiaries taking or refraining from taking any action (including any amendment, waiver or termination of any agreement, including the merger agreement) or to suffer to exist any limitation, action, restriction, condition or requirement which (individually or together with all such other limitations, actions, restrictions, conditions or requirements) required by a Governmental Authority in connection with obtaining a required regulatory approval would, or would reasonably be expected to:

•	impose any requirement on BN, BAM or any of their respective Affiliates to make, or commit to make, any capital contribution or enter into or issue any capital guarantee or keepwell;

•	impose any requirement on Parent or any of its Subsidiaries to make, or commit to make, any material capital contribution or enter into or issue any material capital guarantee or material keepwell;

•

impose any requirement on BN, BAM or any of their respective Affiliates to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the closing, any assets or businesses;

•

impose any requirement on Parent or any of its Subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the closing, any material assets or material businesses;

•

impose any limitation, action, restriction, condition or requirement on any of BN, BAM or any of their respective Affiliates, investment funds, permanent capital vehicles, or other collective investment vehicles or portfolio companies of the foregoing;

•	impose any limitation, action, restriction, condition or requirement on Parent or any of its Subsidiaries that is material and adverse to Parent and its Subsidiaries, taken as a whole; or

•

impose any limitation, action, restriction, condition or requirement on the business or operations of AEL or any of its Subsidiaries following the closing that would constitute a Company Material Adverse Effect (as defined in the Merger Agreement).

HSR Act Clearance

Under the HSR Act, AEL and Parent cannot consummate the merger until AEL and Parent have notified the Department of Justice’s Antitrust Division and the Federal Trade Commission of the Merger and furnished them with certain information and materials relating to the Merger and the applicable waiting period has terminated or expired. The termination or expiration of the waiting period means the parties have satisfied the regulatory requirements under the HSR Act. AEL and Parent filed the required notifications under the HSR Act with the Antitrust Division and the FTC on August 16, 2023. The applicable waiting period under the HSR Act expired at 11:59 P.M., Eastern Time, on September 15, 2023.

FINRA Approval

Under the terms of the Merger Agreement, AEL is obligated to use reasonable best efforts to cause AEL Financial Services, LLC, an indirect subsidiary of AEL and registered broker-dealer, to file an application pursuant to FINRA Rule 1017 and obtain FINRA’s approval of such application. FINRA’s approval of such application is a condition to the obligations of Parent, Merger Sub and BAM to effect the Merger. AEL Financial Services, LLC filed this application with FINRA on August 31, 2023.

U.S. State and Non-U.S. Insurance Regulatory Approvals

The insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that before any person may acquire control of an insurance company, either through the direct acquisition of or merger with the insurance company or through an acquisition of or merger with a holding company that controls that insurance company, such person must obtain approval from the insurance regulator of the insurance company’s jurisdiction of domicile. In addition, under the insurance laws of certain states, if an insurance company is considered commercially domiciled in the state, such person must also obtain approval for the proposed acquisition of control of such insurance company from the insurance regulator of that state.

Applications or notifications in connection with the Merger or the changes in control of various subsidiaries of AEL that would occur as a result of the Merger have been filed, pursuant to the Merger Agreement, with U.S. state insurance regulatory authorities, including the Arizona Department of Insurance and Financial Institutions, the Iowa Insurance Division, the New York State Department of Financial Services and the Vermont Department of Financial Regulation. Applications for approval or notifications have also been filed with the Bermuda Monetary Authority.

In addition, filings required under state insurance laws regarding the potential competitive impact of the Merger have been filed with certain U.S. state insurance regulators.

Although AEL and Parent do not expect these regulatory authorities to raise any significant concerns in connection with their review of the Merger, there is no assurance that AEL and Parent will obtain all required regulatory approvals on a timely basis, if at all, or that these approvals will not include a limitation, action, restriction, condition or requirement that would trigger a burdensome condition, which would result in Parent not being required to close the Transactions and consummate the Merger.

Other than the approvals and notifications described above, neither AEL nor Parent is aware of any material insurance regulatory approvals required to be obtained, or waiting periods under state insurance laws being required to expire, after the making of a filing, before the Merger may be consummated. If the parties discover that other approvals or filings and waiting periods are necessary, they will seek to obtain or comply with them, although, as is the case with the regulatory approvals described above, there can be no assurance that they will be obtained on a timely basis, if at all.

Appraisal or Dissenters’ Rights

Pursuant to the IBCA, the Shareholders are entitled to rights of appraisal under Section 490.1302 of the IBCA in connection with the Merger with respect to their holdings of AEL Common Stock. Appraisal rights are not available under the IBCA with respect to shares of AEL Preferred Stock.

Under the IBCA, the Shareholders who do not vote in favor of the Merger and who comply with the applicable provisions of Sections 490.1302 through 490.1340 of the IBCA, which we refer to in their entirety as the “Iowa Appraisal Provisions”, will have the right to seek appraisal of the fair value of their AEL Common Stock if the Merger is completed. All Shareholders who follow the procedures set forth in Iowa Appraisal Provisions to perfect their appraisal rights, and who do not elect to accept payment for their shares based on AEL’s estimate of the fair value of the AEL Common Stock, will be entitled to have their shares appraised by the Iowa district court for Polk County, Iowa (the “Iowa District Court”), and to receive payment in cash of the “fair value” of those shares as determined by the Iowa District Court, together with interest, if any. It is possible that any determination of fair value by the Iowa District Court may be more or less than, or the same as, the consideration received by the Shareholders in the Merger.

Shareholders considering appraisal should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Merger, is not an opinion as to, and does not otherwise address, fair value under the Iowa Appraisal Provisions.

IN ADDITION TO SUBMITTING A DEMAND FOR APPRAISAL, IN ORDER TO PRESERVE ANY APPRAISAL RIGHTS THAT A SHAREHOLDER MAY HAVE, SUCH SHAREHOLDER MUST NOT VOTE IN FAVOR OF THE MERGER PROPOSAL AND MUST OTHERWISE FOLLOW THE PROCEDURES PRESCRIBED BY THE IOWA APPRAISAL PROVISIONS. A SHAREHOLDER WISHING TO EXERCISE ITS APPRAISAL RIGHTS MUST NOT SURRENDER AEL COMMON STOCK FOR PAYMENT IN THE MERGER.

The following is intended as a brief summary of the material provisions of the Iowa Appraisal Provisions required to be followed by Dissenting Shareholders wishing to demand and perfect their appraisal rights with respect to their holdings of AEL Common Stock. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to the Iowa Appraisal Provisions, the full text of which appears in Annex E to this joint proxy statement/prospectus. Failure to comply strictly with the procedures set forth in the Iowa Appraisal Provisions will result in the loss of appraisal rights. All references in the Iowa Appraisal Provisions to a “shareholder” and all references in this summary to a “Shareholder” are to the record Shareholders.

Under the Iowa Appraisal Provisions, AEL is required to include in the notice of the Special Meeting a statement that AEL has concluded that the Shareholders are, or may be, entitled to assert appraisal rights. A copy of the Iowa Appraisal Provisions must be included with that notice sent to those record Shareholders that are entitled to exercise appraisal rights. The financial statements specified in Section 490.1320(4) of the Iowa Appraisal Provisions must also be provided along with the notice of the Special Meeting.

If a Shareholder wishes to consider exercising its appraisal rights, such Shareholder should carefully review the text of the Iowa Appraisal Provisions set forth in Annex E to this joint proxy statement/prospectus and consult its legal advisor. If such Shareholder fails to timely and properly comply with the requirements of the Iowa Appraisal Provisions, its appraisal rights will be lost.

If a Shareholder elects to demand appraisal of its AEL Common Stock, it must satisfy each of the following conditions:

•

It must deliver to AEL a written notice of its intent to demand payment of the fair value of its AEL Common Stock under the Iowa Appraisal Provisions if the proposed Merger is effectuated. It must deliver such notice to AEL before the vote is taken on the Merger Proposal at the Special Meeting.

•	It must not vote, or cause or permit to be voted, any shares of AEL Common Stock in favor of the Merger Proposal.

All demands for appraisal should be made in writing and addressed to:

American Equity Investment Life Holding Company

P.O. Box 71216

Des Moines, Iowa 50326

Attention: Corporate Secretary

and must be executed by, or on behalf of, the record Shareholder. If such Shareholder does not satisfy the above requirements, it will not be entitled to payment pursuant to the appraisal rights.

A record Shareholder may assert appraisal rights as to fewer than all the shares of AEL Common Stock registered in its name, but owned by a beneficial Shareholder or a voting trust beneficial owner, only if the record Shareholder objects with respect to all of the AEL Common Stock owned by the beneficial Shareholder or the voting trust beneficial owner and notifies AEL in writing of the name and address of each beneficial Shareholder or voting trust beneficial owner on whose behalf the appraisal rights are being asserted. The rights of a record Shareholder who asserts appraisal rights for only part of the AEL Common Stock held of record in its name will be determined as if the shares as to which the record Shareholder objects and the record Shareholder’s other shares of AEL Common Stock were registered in the names of different record holders. A beneficial owner and a voting trust beneficial owner may assert appraisal rights as to AEL Common Stock held on behalf of such beneficial owner or voting trust beneficial owner only if it submits to AEL the record Shareholder’s written consent to the assertion of such rights no later than the date specified in the written appraisal notice (discussed below) and does so with respect to all shares of the class that are beneficially owned by such beneficial owner or voting trust beneficial owner.

If the Merger is completed, AEL must send a written appraisal notice and form to each Shareholder who properly notified AEL of such holder’s intent to demand payment and who did not vote in favor of the Merger Proposal. The appraisal notice must include, among other information, AEL’s estimate of the fair value of the AEL Common Stock. A record Shareholder who wishes to exercise appraisal rights must execute and return the form and, in the case of certificated shares, deposit such certificates in accordance with the terms of the notice by the date referred to in the notice. If a Shareholder does not execute and return the form prior to the stated deadline and, in the case of certificated shares, deposit such share certificates when required, the Shareholder will not be entitled to payment under the Iowa Appraisal Provisions and, in lieu thereof, will be entitled only to receive the Merger Consideration payable in connection with the Merger. A record Shareholder who receives notice and wishes to exercise appraisal rights must certify on the form whether beneficial ownership of the AEL Common Stock was acquired before the date the principal terms of the Merger Proposal were announced publicly. If a record Shareholder fails to make this certification, AEL may elect to treat such holder’s shares as “after-acquired shares” under the Iowa Appraisal Provisions as discussed below. Once a Shareholder deposits its certificates and returns the appraisal form prior to the stated deadline, such holder will lose its rights as a Shareholder to receive the Merger Consideration payable in connection with the Merger and, instead, will be entitled to receive the fair value of its shares of AEL Common Stock in accordance with the Iowa Appraisal Provisions, subject to certain rights of withdrawal required to be set forth in AEL’s written appraisal notice.

AEL will pay in cash the amount AEL estimates to be fair value of the Shareholder’s shares of AEL Common Stock, plus interest, to any record Shareholder who returns the appraisal form and complies with all provisions of the Iowa Appraisal Provisions, within thirty (30) days after the form is due (except, as noted below, with respect to shares treated as “after-acquired shares”, in which case AEL must only make an offer to purchase such shares at the fair value as estimated by AEL). The payment will be accompanied by AEL’s financial statements, a statement of AEL’s estimate of the fair value of the shares and a statement that the Shareholders entitled to payment have the right to demand further payment under the Iowa Appraisal Provisions, if such holders are dissatisfied with the payment made by AEL, under certain circumstances described in detail in the Iowa Appraisal Provisions.

A Shareholder dissatisfied with AEL’s payment (based on AEL’s estimate of the fair value of the shares of AEL Common Stock) may demand further payment by notifying AEL in writing of the Shareholder’s estimate of fair value and demanding payment of such Shareholder’s estimate of fair value (less the amount of the payment AEL previously made), plus interest. A Shareholder who fails to notify AEL of such Shareholder’s demand for further payment within thirty (30) days after receiving AEL’s payment will waive the right to demand further payment and will be entitled only to the payment made by AEL. If the Shareholder makes a demand for further payment based on its estimate of fair value, and such demand remains unsettled for a period of sixty (60) days after AEL receives such demand, AEL will then be required to commence a proceeding in the Iowa District Court to determine the fair value of the shares of AEL Common Stock. Upon the commencement of such action, the court may appoint one or more persons to act as appraisers to receive evidence and recommend a decision on the question of fair value to the court. To the extent that the court determines that the fair value of the shares of AEL Common Stock exceed the amount of the payment previously made by AEL, the Shareholder will be entitled to judgment for the amount by which the court’s determination of fair value exceeds the payment previously made by AEL, plus interest.

The procedure described above is somewhat different for shares of AEL Common Stock that AEL is entitled to treat as “after-acquired shares” under Section 490.1325 of the Iowa Appraisal Provisions. “After-acquired Shares” are shares of AEL Common Stock of which beneficial ownership was acquired after the date the principal terms of the Merger Proposal were publicly announced (which for these purposes includes shares of AEL Common Stock for which the Shareholder failed to certify on the appraisal form that beneficial ownership of such shares was acquired prior to the date of such public announcement). To the extent that AEL is entitled to treat any shares of AEL Common Stock as After-acquired Shares, then AEL must only make an offer to purchase such shares based on AEL’s estimate of fair value in lieu of making an actual cash payment to the Shareholder upon return of the appraisal form and deposit of certificates. If the Shareholder holding shares of AEL Common Stock treated as After-acquired Shares elects to accept AEL’s offer, then AEL will make a cash payment in the amount of the offer, plus interest, to such holder in full satisfaction of its demand under the Iowa Appraisal Provisions. Under the terms of the Merger Agreement, AEL shall not agree to any settlement of a litigation related to the Merger Agreement or the Transactions without first receiving the prior written consent of Parent and BAM. A Shareholder who is dissatisfied with AEL’s offer may notify AEL within thirty (30) days after receiving AEL’s offer of payment and demand payment based on such Shareholder’s estimate of fair value and, if such demand remains unsettled for a period of sixty (60) days after AEL’s receipt of such demand, AEL will then be required to initiate an action in the Iowa District Court to determine the fair value of such shares in the manner described above. Following a determination of fair value, the court will enter judgment in favor the Shareholder for the amount of the fair value of the shares, plus interest. The amount as determined by the court may be lower or higher than the amount determined by AEL.

If a Shareholder desires to exercise its appraisal rights, it must not vote for the Merger Proposal and it must strictly comply with the procedures set forth in the Iowa Appraisal Provisions.

The process of demanding and exercising appraisal rights requires strict compliance with technical prerequisites under the Iowa Appraisal Provisions. In view of the complexity of the Iowa Appraisal Provisions, the Shareholders who may wish to dissent from the Merger and pursue appraisal rights with respect to their shares of AEL Common Stock should consult their legal advisors. Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights. To the extent there are any inconsistencies between the foregoing summary and the Iowa Appraisal Provisions, the Iowa Appraisal Provisions will govern. The text of the Iowa Appraisal Provisions is attached hereto as Annex E.

Litigation Relating to the Merger

As of the date of this joint proxy statement/prospectus, we are not aware of any litigation related to the Merger Agreement, the Merger or the Transactions having been filed. Lawsuits arising out of the Merger Agreement, the Merger and the Transactions may be filed in the future.

Restrictions on Resales of BAM Class A Stock Received in the Merger

The shares of BAM Class A Stock to be issued in connection with the Merger will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act, except for shares issued to any Shareholder who may be deemed to be an “affiliate” of BAM for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with BAM and may include the executive officers, directors and significant shareholders of BAM. This joint proxy statement/prospectus does not cover resale of shares of BAM Class A Stock received by any Person upon completion of the Merger, and no Person is authorized to make use of this joint proxy statement/prospectus in connection with any such resale.

Dividend Policy

Under the terms of the Merger Agreement, prior to the Effective Time, AEL is not permitted to declare or pay any dividends on the AEL Common Stock prior to April 4, 2024. In the event that the closing does not occur on or prior to April 4, 2024, AEL may, at any time thereafter, declare and pay a dividend on the AEL Common Stock in accordance with AEL’s normal dividend practices.

Under the terms of the Merger Agreement, AEL is permitted to declare and pay quarterly cash dividends on the AEL Preferred Stock in accordance with their terms as in effect as of the date of the Merger Agreement.

Listing of BAM Class A Stock

Under the terms of the Merger Agreement, BAM is required to use its reasonable best efforts to cause the BAM Class A Stock to be delivered as Stock Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. BAM is required to use its reasonable best efforts to obtain conditional approval for the listing and posting for trading on the TSX of the BAM Class A Stock to be delivered as Stock Consideration, subject only to the satisfaction of the customary listing conditions of the TSX. Accordingly, BAM has applied for the listing of the BAM Class A Stock to be issued in connection with the Merger on the NYSE and the TSX. The NYSE has authorized such application and the TSX has conditionally approved such listing. Listing on the TSX is subject to BAM fulfilling all of the requirements of the TSX by the business day following the Effective Time. The outstanding BAM Class A Stock is currently listed on each of the TSX and the NYSE under the symbol “BAM”.

Delisting and Deregistration of AEL Common Stock

AEL and Parent have agreed to cooperate and to use their respective reasonable best efforts to cause the AEL Common Stock to be delisted from the NYSE and deregistered under the U.S. Exchange Act as soon as reasonably practicable following the Effective Time. If the Merger is completed, the AEL Common Stock will be delisted from the NYSE and deregistered under the U.S. Exchange Act.

Treatment of AEL Preferred Stock

At the Effective Time, each share of AEL Preferred Stock issued and outstanding immediately prior to the Effective Time will continue as a share of preferred stock of the Surviving Company following the Merger and will be entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, set forth in the certificate of designations applicable thereto as of immediately prior to the Effective Time. The Depositary Shares (representing interests in such preferred shares) will remain listed on the NYSE under the tickers AEL.PRA and AEL.PRB, and will remain and registered by AEL under the U.S. Exchange Act immediately after the Merger. Parent may decide, following the Merger, to delist the Depositary Shares to deregister such Depositary Shares under the U.S. Exchange Act or to take other action with respect to the Depositary Shares and the AEL Preferred Stock.

AEL SHAREHOLDER PROPOSALS

Proposal 1: The Merger Proposal

AEL is asking the Shareholders to approve the Merger Agreement and the Transactions.

For a detailed discussion of the terms of the Merger Agreement, see the section entitled “The Merger Agreement” beginning on page 93 of this joint proxy statement/prospectus. As discussed in the section entitled “The Transactions—AEL’s Reasons for the Merger; Recommendation of the AEL Board” beginning on page 49 of this joint proxy statement/prospectus, after carefully reviewing and considering the terms and conditions of the Merger Agreement and the Transactions, including the Merger, the AEL Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of AEL and the Shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are Shareholders), (ii) adopted the Merger Agreement and the Transactions, including the Merger, (iii) directed that the Merger Agreement and the Transactions, including the Merger, be submitted to the Shareholders for their approval and (iv) resolved to recommend approval of the Merger and the Merger Agreement to the Shareholders.

Vote Required

The Merger Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Merger Proposal, subject to a quorum being present at the Special Meeting. For the Merger Proposal, you may vote “FOR”, “AGAINST” or “ABSTAIN”. Complete failures to vote, attending non-votes, abstentions and broker non-votes will have no effect on the vote count of the Merger Proposal. It is expected that there will be no broker non-votes at the Special Meeting as any such shares held in street name for which brokers have not been instructed on how to vote will not be deemed present at the Special Meeting.

The vote on the Merger Proposal is a vote separate and apart from the Compensation Proposal and the Adjournment Proposal. Accordingly, you may vote in favor of the Compensation Proposal and/or Adjournment Proposal and vote not to approve Merger Proposal and vice versa. The approval by the Shareholders of the Merger Proposal is a condition to closing under the Merger Agreement, and the requisite Shareholders must approve the Merger Proposal in order for the Merger to occur. If the requisite Shareholders fail to approve the Merger Proposal, the Merger will not occur.

The AEL Board recommends that the Shareholders vote “FOR” the Merger Proposal.

Proposal 2: The Compensation Proposal

In accordance with Section 14A of the U.S. Exchange Act, AEL is providing the Shareholders with the opportunity to vote on a proposal to approve, on an advisory (non-binding) basis, certain merger-related executive officer compensation that may be paid or become payable to AEL’s named executive officers in connection with the Merger. As required by those rules, AEL is asking the Shareholders to vote on the approval of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to AEL’s named executive officers in connection with the Merger, as disclosed in the section of this joint proxy statement/prospectus entitled “The Transactions—Interests of AEL’s Directors and Executive Officers in the Merger”, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED”.

Vote Required

The Compensation Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Compensation Proposal, subject to a quorum being present at the Special Meeting. You may vote “FOR”, “AGAINST” or “ABSTAIN” for the Compensation Proposal. Complete failures to vote, attending non-votes, abstentions and broker non-votes, will have no effect on the vote count of the Compensation Proposal. It is expected that there will be no broker non-votes at the Special Meeting as any such shares held in street name for which brokers have not been instructed on how to vote will not be deemed present at the Special Meeting.

The vote on the Compensation Proposal is a vote separate and apart from the Merger Proposal and the Adjournment Proposal. Accordingly, you may vote in favor of the Merger Proposal and/or Adjournment Proposal and vote not to approve the Compensation Proposal and vice versa. Because the Compensation Proposal is only advisory in nature, it will not be binding on AEL or the AEL Board. Accordingly, because AEL is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the Merger is consummated and regardless of the outcome of the advisory vote.

The AEL Board recommends that you vote “FOR” the Compensation Proposal.

Proposal 3: The Adjournment Proposal

AEL is asking the Shareholders to vote on a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal.

If, at the Special Meeting, the number of shares of AEL Common Stock present (either in person or by proxy) and voting in favor of the Merger Proposal is insufficient to approve such proposal, AEL may move to adjourn the Special Meeting in order to enable the AEL Board to solicit additional proxies for approval of the Merger Proposal.

AEL is asking the Shareholders to authorize the holder of any proxy solicited by the AEL Board to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Special Meeting to another time and place for the purpose of soliciting additional proxies. If the Shareholders approve this proposal, AEL could adjourn the Special Meeting and any adjourned session of the Special Meeting (subject to the terms and conditions of the Merger Agreement as described in the section entitled “The Special Meeting—Adjournments and Postponements” beginning on page 29 of this joint proxy statement/prospectus) and use the additional time to solicit additional proxies, including the solicitation of proxies from the Shareholders who have previously voted.

Vote Required

The Adjournment Proposal requires the majority of the votes cast (in person or by proxy) by the Shareholders, who are present and voting together as a single class at the Special Meeting, to be in favor of the approval of the Adjournment Proposal, whether or not a quorum is present. You may vote “FOR”, “AGAINST” or “ABSTAIN” for the Adjournment Proposal. Complete failures to vote, attending non-votes, abstentions and broker non-votes, will have no effect on the Adjournment Proposal. It is expected that there will be no broker non-votes at the Special Meeting as any such shares held in street name for which brokers have not been instructed on how to vote will not be deemed present at the Special Meeting.

The vote on the Adjournment Proposal is a vote separate and apart from the Merger Proposal and the Compensation Proposal. Accordingly, you may vote in favor of the Merger Proposal and/or the Compensation Proposal and vote not to approve the Adjournment Proposal and vice versa. The approval of the Adjournment Proposal is not a condition to completion of the Merger.

The AEL Board recommends that you vote “FOR” the Adjournment Proposal.

THE MERGER AGREEMENT

The summary of the material provisions of the Merger Agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of its terms are included to provide you with information regarding the Merger Agreement’s terms and not to provide any factual information about AEL, Parent, Merger Sub or BAM or any other Person. Factual disclosures about AEL, Parent, Merger Sub or BAM contained in this joint proxy statement/prospectus or AEL’s, Parent’s or BAM’s public reports filed with the SEC may supplement, update or modify the factual disclosures about the parties contained in the Merger Agreement and described in this summary. The Merger Agreement contains representations and warranties by AEL, on the one hand, and by Parent, Merger Sub and BAM, on the other hand, which were made solely for the benefit of the other parties for purposes of the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by AEL, Parent, Merger Sub and BAM were qualified and subject to important limitations agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts about AEL, Parent, Merger Sub or BAM or any other Person at the time they were made or otherwise. The representations and warranties have been made solely for the benefit of certain parties to the Merger Agreement and cannot and should not be relied on by you. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to securityholders and reports and documents filed with the SEC. The representations and warranties made by AEL were, in some cases, qualified by the matters contained in the confidential disclosure letter that AEL delivered in connection with the Merger Agreement and by certain documents filed with the SEC, the representations and warranties made by Parent were, in some cases, qualified by the matters contained in the confidential disclosure letter that Parent delivered in connection with the Merger Agreement and by certain documents filed with the SEC, and the representations and warranties made by BAM were, in some cases, qualified by the matters contained in the confidential disclosure letter that BAM delivered in connection with the Merger Agreement and by certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 138 of this joint proxy statement/prospectus.

The Merger

Subject to the terms and conditions of the Merger Agreement, and pursuant to the applicable provisions of the IBCA, at the Effective Time, Merger Sub will merge with and into AEL, the separate corporate existence of Merger Sub will cease and AEL will survive the Merger as an indirect wholly-owned subsidiary of Parent.

Closing; Effective Time

The closing will occur remotely by electronic exchange of deliverables and release of signatures, as soon as practicable, and in any event not later than the fifth business day after the satisfaction or (to the extent permitted by the Merger Agreement and applicable Law) waiver by the party entitled to the benefits of the closing conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) or at such other time as the parties may agree in writing. Unless Parent elects to waive such limitation in its sole discretion (which election must be made by Parent no later than December 11, 2023), in no event will the closing occur prior to January 5, 2024. See the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 119 of this joint proxy statement/prospectus for further discussion on the conditions to the closing.

As promptly as practicable following the closing, but on the Closing Date, AEL and Merger Sub will file the articles of merger in the form mutually agreed to by Parent and AEL, as required by and executed in accordance with the IBCA, with the Secretary of State of the State of Iowa. The Merger will become effective at the Effective Time as set forth in the articles of merger relating to the Merger so executed and filed.

Effects of the Merger

Pursuant to the Merger Agreement, each share of AEL Common Stock issued and outstanding immediately prior to the Effective Time (other than the (i) the AEL Common Stock held by holders exercising appraisal rights, (ii) the AEL Common Stock owned by AEL as treasury stock, (iii) the AEL Common Stock owned by Parent, Merger Sub or their subsidiaries, including the Parent Group Shareholders or (iv) the AEL Common Stock subject to AEL restricted stock awards) will automatically be cancelled and cease to exist, be converted into the right to receive, and become exchangeable for the Merger Consideration described herein, cash in lieu of fractional shares of BAM Class A Stock, if any, and any unpaid dividends or other distributions pertaining to the AEL Common Stock.

At the Effective Time, Parent will become the sole owner of all of the shares of AEL Common Stock, and AEL will become an indirect wholly-owned subsidiary of Parent. Therefore, the Shareholders as of immediately prior to the Effective Time will cease to have direct or indirect ownership interests in AEL or rights as Shareholders, will not participate in any future earnings or growth of AEL, will not benefit from any appreciation in value of AEL and will not bear the future risks of AEL’s operations.

At the Effective Time, each share of the AEL Preferred Stock issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and remain outstanding as a preferred share of the Surviving Company following the Merger and the relative rights, terms and conditions of each such preferred share will remain unchanged. The Depositary Shares (representing interests in the AEL Preferred Stock) will remain listed on the NYSE.

Following completion of the Merger, the AEL Common Stock will be delisted from the NYSE and deregistered under the U.S. Exchange Act. As a result, there will be no public market for the AEL Common Stock. This will make certain provisions of the U.S. Exchange Act, such as the requirement of furnishing a proxy or information statement in connection with shareholders’ meetings, no longer applicable to AEL. After the Effective Time, AEL will also no longer be required to file periodic reports with the SEC on account of the AEL Common Stock. However, AEL will continue to make securities filings in connection with the Depositary Shares (representing interests in the AEL Preferred Stock) to the extent such filings are required under SEC regulations or contractual obligations following the completion of the Merger. Subject to the terms of the certificate of designations establishing the applicable AEL Preferred Stock, Parent may decide, following the Merger, to cause AEL to delist the Depositary Shares from the NYSE, to deregister such Depositary Shares under the U.S. Exchange Act or to take other actions with respect to the Depositary Shares and AEL Preferred Stock. However, AEL expects that the Depositary Shares will continue to be listed on the NYSE immediately following the closing of the Merger.

The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Company until their earlier death, resignation or removal or until their respective successors are duly elected or appointed and qualified. Except to the extent requested in writing by Parent in advance of the Effective Time, the officers of AEL immediately prior to the Effective Time will be the initial officers of the Surviving Company until their earlier death, resignation or removal or until their respective successors are duly appointed and qualified.

At the Effective Time, the articles of incorporation and bylaws of the Surviving Company will be amended and, with respect to the bylaws, restated in substantially the form of the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except (i) that the name of the Surviving Company will remain as American Equity Investment Life Holding Company, until thereafter changed or amended as provided therein or pursuant to applicable Law (subject to the indemnification obligations provided in the Merger Agreement) and (ii) as required pursuant to the Merger Agreement with respect to the AEL Preferred Stock.

Merger Consideration

At the Effective Time, each share of AEL Common Stock issued and outstanding immediately prior to the Effective Time (other than the (i) the AEL Common Stock held by holders exercising appraisal rights, (ii) the AEL Common Stock owned by AEL as treasury stock, (iii) the AEL Common Stock owned by Parent, Merger Sub or their subsidiaries, including the Parent Group Shareholders or (iv) the AEL Common Stock subject to AEL restricted stock awards) will automatically be cancelled and converted into the right to receive (i) the Cash Consideration (i.e., an amount in cash equal to $38.85, without interest, subject to adjustment as described below) and (ii) the Stock Consideration (i.e., a number of fully paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio (as described in the paragraph immediately below), subject to adjustment as described below), and cash in lieu of fractional shares of BAM Class A Stock.

The Stock Consideration will be subject to an adjustment mechanism. If the BAM Class A Stock Price is between $35.51 and $30.48, holders of the AEL Common Stock will receive 0.49707 shares of BAM Class A Stock per share of AEL Common Stock held. If the BAM Class A Stock Price is greater than $35.51, holders of the AEL Common Stock will receive, for each share of AEL Common Stock held, a number of shares of BAM Class A Stock equal to the quotient (rounded to five decimal places) obtained by dividing (x) $17.65 by (y) the BAM Class A Stock Price. If the BAM Class A Stock Price is less than $30.48, holders of the AEL Common Stock will receive, for each share of AEL Common Stock held, a number of shares of BAM Class A Stock equal to the quotient (rounded to five decimal places) obtained by dividing (x) $15.15 by (y) the BAM Class A Stock Price.

The Merger Agreement provides for the Stock Consideration to be subject to a further adjustment if the BAM Class A Stock Price is less than $30.48. If the BAM Class A Stock Price is less than $30.48, Parent and BAM shall have the right (in their sole discretion) to elect to reduce (but not to below zero) the Exchange Ratio by delivering written notice of such election to AEL on the second trading day immediately preceding the Closing Date. Unless Parent and BAM elect to reduce the Exchange Ratio to zero, any such reduction in the Exchange Ratio shall not result in the value of the aggregate amount of Stock Consideration (determined on the basis of the BAM Class A Stock Price) after giving effect to such reduction being less than $200,000,000. If Parent and BAM make such an election, the amount of the Cash Consideration shall be increased by an amount equal to the product of (i) the positive excess of (A) the Exchange Ratio as determined in accordance with its definition prior to giving effect to such reduction, over (B) the Exchange Ratio after giving effect to such reduction, multiplied by (ii) the BAM Class A Stock Price. If such election reduces the Exchange Ratio to zero, (i) all of BAM’s obligations pursuant to the Merger Agreement will automatically cease to have any further force and effect and (ii) certain obligations to effect the Merger related to (A) the shares of BAM Class A Stock constituting the Stock Consideration, (B) the Registration Statement, (C) certain representations and warranties of BAM being true and correct and (D) BAM performing or complying with its obligations under the Merger Agreement will cease to apply.

No fractional shares of BAM Class A Stock will be issued in the Merger. Each holder of the AEL Common Stock that would otherwise have been entitled to receive a fractional share of BAM Class A Stock in the Merger will instead receive a cash payment, without interest, rounded to the nearest cent, in lieu of such fractional share in an amount determined by multiplying (i) the fraction of a share of BAM Class A Stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder (after aggregating all fractional BAM Class A Stock interests to be received by such holder) would have otherwise been entitled to receive by (ii) the BAM Class A Stock Price.

Treatment of AEL Equity Awards

AEL Options. At the Effective Time, each outstanding and unexercised AEL Option (whether vested or unvested) will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of AEL Common Stock subject to such AEL Option immediately prior to the Effective Time and (2) the excess, if any, of the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) over the exercise price per share of such AEL Option.

AEL RSUs. At the Effective Time, each outstanding AEL RSU other than Rollover AEL RSUs will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of AEL Common Stock subject to such AEL RSU immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

AEL PSUs. At the Effective Time, each outstanding AEL PSU will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of AEL Common Stock subject to such AEL PSU immediately prior to the Effective Time (based on (A) for AEL PSUs other than the AEL PSUs granted pursuant to the employee restricted stock unit award agreement, dated November 29, 2022, by and between AEL and the CEO (such PSUs, the “VWAP PSUs”), a performance level determined based on the greater of target and actual performance as reasonably determined by the Compensation and Talent Management Committee of the AEL Board immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of applicable performance goals based on the Merger Consideration) (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

AEL Restricted Stock. At the Effective Time, each outstanding award of AEL Restricted Stock will automatically have any restrictions thereon lapse and be converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of AEL Restricted Stock subject to such award immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price).

Rollover AEL RSUs. At the Effective Time, any outstanding AEL RSU that is a Rollover AEL RSU will automatically cease to represent an award denominated in AEL Common Stock and will be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock (an “Exchanged RSU”), with the number of shares of AEL Common Stock subject to each such Exchanged RSU equal to the product of (i) the number of AEL Common Stock subject to such Rollover AEL RSU immediately prior to the Effective Time multiplied by (ii) the quotient of (A) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price) divided by (B) the BAM Class A Stock Price, and except as specifically provided in the Merger Agreement, following the Effective Time, each Exchanged RSU will continue to be governed by the same material terms and conditions (including vesting schedule and the termination protections established for such AEL RSU) as were applicable to the Rollover AEL RSU immediately prior to the Effective Time.

Shares of Dissenting Shareholders

Shareholders who (i) neither voted in favor of the Merger nor consent thereto in writing, (ii) demand properly in writing appraisal for such shares in accordance with Sections 490.1301 through 490.1303 and Sections 490.1320 through 490.1326 of the IBCA and (iii) do not fail to perfect such right to appraisal or withdraw such request for appraisal will, with respect to such shares of AEL Common Stock, receive payment of the fair value of such shares of AEL Common Stock held by them in accordance with the applicable provisions of the IBCA. However, any AEL Common Stock held by Dissenting Shareholders who fail to perfect or effectively withdraw or lose their rights to appraisal of such AEL Common Stock under the IBCA will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon completion of applicable procedures and surrender of certificates of AEL Common Stock in accordance with the Merger Agreement or, in the case of the Shareholders in uncertificated form through a direct registry system that represent any AEL Common Stock, without any action in accordance with the Merger Agreement, and in each case, will cease to be AEL Common Stock held by a Dissenting Shareholder.

Under the Merger Agreement, AEL has agreed to give Parent (i) prompt notice of any demands for appraisal, withdrawals of such demands, and any other related instruments received by AEL and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the IBCA. AEL will not, without the prior written consent of Parent, make any payment with respect to and demands for appraisal or offer to settle or settle any such demands.

Exchange Agent

AEL and Parent expect to select Computershare Trust Company, N.A. to serve as the exchange agent to, among other things, facilitate the exchange of AEL Common Stock for Merger Consideration and payment of the aggregate Cash Consideration and any cash payable in lieu of fractional shares of BAM Class A Stock, in each case pursuant to the Merger Agreement.

Withholding

Each of Parent, Merger Sub, the Surviving Company and the exchange agent (without duplication) will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Law. If any such amounts are so deducted or withheld and remitted to the applicable Governmental Authority, such amounts will be treated for all purposes of the Merger Agreement as having been paid to the Person in respect of whom the deduction or withholding was made.

Representations and Warranties

The Merger Agreement contains a number of customary representations and warranties made by each of AEL, Parent, Merger Sub and BAM solely of the benefit of each other, and that are, in some cases (i) subject to specified exceptions and qualifications contained in confidential disclosure letters which contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement, (ii) subject to qualifications, including, among other things, materiality, time and knowledge qualifications and (iii) qualified by certain information filed with the SEC. The representations and warranties were used for the purpose of allocation of risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, these descriptions, representations and warranties should not be read alone.

Each of AEL, Parent, Merger Sub and BAM made representations and warranties regarding, among other things:

•	organization and standing;

•	power and authority with respect to the execution, delivery and performance of the Merger Agreement, and the due and valid execution and enforceability of the Merger Agreement;

•	absence of conflicts with, or violations of, organizational documents, contracts and applicable Laws;

•	required Consents, filings, declarations, registrations or approvals of Governmental Authorities;

•	absence of certain legal proceedings;

•	compliance with applicable Laws; and

•	absence of brokers’ fees payable in connection with the Transactions.

AEL made additional representations and warranties regarding, among other things, the following:

•	capital structure, including in particular the number of shares of AEL Common Stock, shares of AEL Preferred Stock and AEL equity-based awards issued and outstanding;

•	board recommendation and approval of the Merger Agreement and the Transactions, including the Merger;

•	requisite shareholder approval to approve the Merger Agreement and the Merger;

•

SEC documents and financial statements, including the absence of untrue statements of material facts or omissions in such filings and documents, internal controls over financial reporting and disclosure controls and procedures;

•

absence of certain changes, including any AEL Material Adverse Effect (see the section entitled “The Merger Agreement—Material Adverse Effect” beginning on page 99 of this joint proxy statement/prospectus for a definition of material adverse effect applicable to AEL);

•	possession of, and compliance with, Permits (as defined in the Merger Agreement);

•	tax matters;

•	benefit matters and compliance with the Employee Retirement Income Security Act of 1974;

•	labor matters;

•	intellectual property, data privacy and cybersecurity;

•	inapplicability of takeover statutes or regulations;

•	real property;

•	certain material contracts;

•

insurance matters, including actuarial appraisals and reserves, reinsurance agreements, Investment Assets (as defined in the Merger Agreement), insurance business, insurance policies, insurance producers, insurance tax matters and statutory statements;

•	the opinions of AEL’s financial advisors; and

•	absence of “critical technology”.

Parent and Merger Sub made additional representations and warranties regarding, among other things, the following:

•	board recommendation and approval of the Merger Agreement and the Transactions, including the Merger;

•	Merger Sub’s ownership and operations;

•	sufficient funds;

•

delivery and validity of the Guaranty (see the section entitled “The Transactions—Guaranty” beginning on page 75 of this joint proxy statement/prospectus for further discussion on the Guaranty) and the Voting Agreement (see the section entitled “The Transactions—Voting Agreement” beginning on page 75 of this joint proxy statement/prospectus for further discussion on the Voting Agreement);

•	absence of certain agreements between Parent and Merger Sub, or any of their respective Affiliates, on the one hand, and any member of AEL’s management or the AEL Board, on the other hand;

•	the truthfulness and veracity of information supplied by or on behalf of Parent or Merger Sub to AEL that AEL has included in this joint proxy statement/prospectus;

•	stock ownership in AEL (including AEL Common Stock and AEL Preferred Stock);

•	absence of certain pending transactions; and

•	ownership structure of Merger Sub and certain Persons.

BAM made additional representations and warranties regarding, among other things, the following:

•	capital structure, including in particular the number of shares of BAM Class A Stock;

•	status of BAM as not an investment company or controlled by an investment company;

•	absence of certain agreements between BAM or any of its Affiliates, on the one hand, and any member of AEL’s management or the AEL Board, on the other hand;

•	the truthfulness and veracity of information supplied by or on behalf of BAM to AEL that AEL has included in this joint proxy statement/prospectus;

•

SEC documents and financial statements, including the absence of untrue statements of material facts or omissions in such filings and documents, internal controls over financial reporting and disclosure controls and procedures; and

•

absence of certain changes, including any BAM Material Adverse Effect (see the section entitled “The Merger Agreement—Material Adverse Effect” beginning on page 99 of this joint proxy statement/prospectus for a definition of material adverse effect applicable to BAM).

Material Adverse Effect

Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

AEL Material Adverse Effect

Under the Merger Agreement, an “AEL Material Adverse Effect” will be deemed to occur if any effect, change, event, circumstance or development, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of AEL and its Subsidiaries taken as a whole. However, when determining whether an AEL Material Adverse Effect has occurred, none of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, will constitute or will be taken into account, individually or in the aggregate, in determining whether an AEL Material Adverse Effect has occurred or may occur (except as expressly noted below):

•

effects, changes or events generally affecting the insurance, reinsurance or risk management industries in the geographic regions or product markets in which AEL and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (including changes to interest rates, general market prices and regulatory changes affecting such industries);

•

general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation and any changes in the Investment Assets (as defined in the Merger Agreement) resulting therefrom);

•

any failure, in and of itself, by AEL to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, premiums written, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be an AEL Material Adverse Effect);

•

geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing;

•	any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters;

•

the negotiation, execution and delivery of the Merger Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, Parent or any of its Affiliates, including the impact thereof on the relationships of AEL or any of its Subsidiaries with employees, customers, insureds, cedants, policyholders, brokers, agents, financing sources, investment managers, business partners, service providers, Governmental Authorities or reinsurance providers, and including any Action with respect to the Transactions;

•

any change or announcement of a potential change, in and of itself, in AEL’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of AEL’s or its Subsidiaries’ businesses (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such ratings that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be an AEL Material Adverse Effect);

•

the suspension of trading in securities of AEL on the NYSE or any change, in and of itself, in the market price, ratings or trading volume of the AEL’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be an AEL Material Adverse Effect);

•

any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof), GAAP (or interpretation or enforcement thereof) or in applicable statutory accounting principles (or, other than with respect to any permitted practices, interpretation or enforcement thereof), including, but not limited to, legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any insurance regulator and the Financial Accounting Standards Board or rating agency methodology;

•

any action taken or not taken by AEL or any of its Subsidiaries as expressly required by the terms of the Merger Agreement (but, in the event of any such failure to take an action, only if Parent has refused to provide a waiver to the applicable prohibition in the Merger Agreement); or

•	any of the matters set forth in the confidential disclosure letter that AEL delivered in connection with the Merger Agreement.

Certain effects, changes, events, circumstances or developments listed in each of the first, second, fourth and fifth bullets above (other than with respect to interest rates) may be taken into account in determining whether or not an AEL Material Adverse Effect has occurred, but only to the extent any such effect, change, event, circumstance or development has a disproportionate adverse effect on AEL and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the insurance or reinsurance or risk management industries in the geographic regions or product markets in which AEL and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk. In such case, only the incremental disproportionate effect or effects may be taken into account when determining whether or not an AEL Material Adverse Effect has occurred.

Parent Material Adverse Effect

Under the Merger Agreement, a “Parent Material Adverse Effect” will be deemed to occur if any effect, change, event, circumstance or development, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries taken as a whole. However, when determining whether a Parent Material Adverse Effect has occurred, none of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, will constitute or will be taken into account, individually or in the aggregate, in determining whether a Parent Material Adverse Effect has occurred or may occur (except as expressly noted below):

•

effects, changes or events generally affecting the insurance, reinsurance or risk management industries in the geographic regions or product markets in which Parent and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (including changes to interest rates, general market prices and regulatory changes affecting such industries);

•

general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation and any changes in the Investment Assets (as defined in the Merger Agreement) resulting therefrom);

•

any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, premiums written, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect);

•

geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing;

•	any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters;

•	the negotiation, execution and delivery of the Merger Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, AEL or any of its Affiliates;

•

any change or announcement of a potential change, in and of itself, in Parent’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of Parent’s or its Subsidiaries’ businesses (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such ratings that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect);

•

the suspension of trading in securities of Parent on the NYSE or any change, in and of itself, in the market price, ratings or trading volume of Parent’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect);

•

any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof), GAAP (or interpretation or enforcement thereof) or in applicable statutory accounting principles (or, other than with respect to any permitted practices, interpretation or enforcement thereof), including, but not limited, to legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any insurance regulator and the Financial Accounting Standards Board or rating agency methodology; or

•

any action taken or not taken by Parent or any of its Subsidiaries as expressly required by the terms of the Merger Agreement (but, in the event of any such failure to take an action, only if AEL has refused to provide a waiver to the applicable prohibition in the Merger Agreement).

Certain effects, changes, events, circumstances or developments listed in each of the first, second, fourth and fifth bullets above (other than with respect to interest rates) may be taken into account in determining whether or not a Parent Material Adverse Effect has occurred, but only to the extent any such effect, change, event, circumstance or development has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the insurance or reinsurance or risk management industries in the geographic regions or product markets in which Parent and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk. In such case, only the incremental disproportionate effect or effects may be taken into account when determining whether or not a Parent Material Adverse Effect has occurred.

BAM Material Adverse Effect

Under the Merger Agreement, a “BAM Material Adverse Effect” will be deemed to occur if any effect, change, event, circumstance or development, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of BAM and its Subsidiaries taken as a whole. However, when determining whether a BAM Material Adverse Effect has occurred, none of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, will constitute or will be taken into account, individually or in the aggregate, in determining whether a BAM Material Adverse Effect has occurred or may occur (except as expressly noted below):

•

general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation);

•

any failure, in and of itself, by BAM to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a BAM Material Adverse Effect);

•

geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing;

•	any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters;

•	the negotiation, execution and delivery of the Merger Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, AEL;

•

the suspension of trading in securities of BAM on the NYSE or TSX or any change, in and of itself, in the market price, ratings or trading volume of BAM’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a BAM Material Adverse Effect);

•

any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof) or GAAP (or interpretation or enforcement thereof), including, but not limited to, legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC and the Financial Accounting Standards Board or rating agency methodology; or

•

any action taken or not taken by BAM or any of its Subsidiaries as expressly required by the terms of the Merger Agreement (but, in the event of any such failure to take an action, only if AEL has refused to provide a waiver to the applicable prohibition in the Merger Agreement).

Certain effects, changes, events, circumstances or developments listed in each of the first, third, fourth and seventh bullets above (other than with respect to interest rates) may be taken into account in determining whether or not a BAM Material Adverse Effect has occurred, but only to the extent such effect, change, event, circumstance or development has a disproportionate adverse effect on BAM and its Subsidiaries, taken as a whole, relative to other participants in BAM’s industries in the geographic regions or product markets in which BAM and its Subsidiaries operate. In such case, only the incremental disproportionate effect or effects may be taken into account when determining whether or not a BAM Adverse Effect has occurred.

Conduct of Business Prior to the Merger

Each of AEL and BAM has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between July 4, 2023 and the earlier of the closing and the termination of the Merger Agreement.

Conduct of Business by AEL Prior to the Merger

AEL has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between July 4, 2023 and the earlier of the closing and the termination of the Merger Agreement. In general, except as required by applicable Law, as expressly required by an insurance regulator, a Governmental Authority or the National Association of Insurance Commissioners, as expressly required or permitted by the Merger Agreement (including the confidential disclosure letter that AEL delivered in connection with the Merger Agreement), or unless Parent otherwise requests or consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), (i) AEL will, and will cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course, (ii) AEL will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve their respective business organizations substantially intact, preserve existing relations with Governmental Authorities, policyholders, reinsurance providers, rating agencies, producers, service providers and other Persons with whom AEL or any of its Subsidiaries have significant business relationships, and retain the services of its and their current officers and key employees, in each case, in all material respects and (iii) AEL will not, and will not permit any of its Subsidiaries to:

•

issue, sell or grant, or authorize the issue, sale or grant of, any AEL Common Stock, AEL Preferred Stock or other equity or voting interests of AEL, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any AEL Common Stock,

AEL Preferred Stock or other equity or voting interests of AEL or any of its Subsidiaries, or any options, rights, warrants or other commitments or agreements to acquire from AEL or any of its Subsidiaries, or that obligate AEL or any of its Subsidiaries to issue, any share capital of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, AEL or any of its Subsidiaries; provided that AEL may issue AEL Common Stock, AEL Preferred Stock or other securities as required pursuant to the vesting, settlement or exercise of equity awards or obligations to grant, extend or enter into any option, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any AEL Common Stock, AEL Preferred Stock, or other equity or voting interests in AEL, in each case, that are (i) outstanding on July 4, 2023 in accordance with the terms of the applicable equity award or right in effect on July 4, 2023 or (ii) granted after July 4, 2023 in accordance with the Merger Agreement; and provided, further, that the Subsidiaries of AEL may make any such issuances, sales or grants to AEL or a direct or indirect wholly-owned Subsidiary of AEL;

•

redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding AEL Common Stock, AEL Preferred Stock or other equity or voting interests of AEL, or any other securities or indebtedness of AEL, or any rights, warrants or options to acquire any AEL Common Stock, AEL Preferred Stock or other equity or voting interests of AEL, or any other securities or indebtedness of AEL, except (i) the acquisition by AEL of AEL Common Stock in connection with the surrender of AEL Common Stock by a holder of an AEL Option in order to pay the exercise price of such AEL Option or (ii) the withholding or disposition of AEL Common Stock to satisfy tax withholding obligations with respect to AEL equity awards;

•

in the case of AEL, establish a record date for, declare or propose to declare, set aside for payment or pay any dividend on, or make any other distribution in respect of the AEL Preferred Stock or other equity or voting interests of AEL, in each case, other than cash dividends with respect to the AEL Common Stock and the AEL Preferred Stock as set forth in the confidential disclosure letter that AEL delivered in connection with the Merger Agreement;

•

adjust, split, combine, subdivide or reclassify, or propose to adjust, split, combine, subdivide or reclassify, any AEL Common Stock, AEL Preferred Stock or other equity or voting interests of AEL or any of its Subsidiaries, or any other securities in respect thereof, in lieu thereof or in substitution therefor;

•

incur, assume, guarantee or otherwise become responsible for any Indebtedness for borrowed money, except for (i) Indebtedness incurred solely between AEL and any of its Subsidiaries or solely between its Subsidiaries, (ii) subject to certain exceptions, any incurrence, assumption or guarantee of indebtedness by any AEL Insurance Subsidiary in the ordinary course (including any letters of credit issued in connection with ordinary course reinsurance transactions), (iii) guarantees of Indebtedness incurred in compliance with this bullet and the immediately following bullet, (iv) Indebtedness in replacement of or to refinance existing Indebtedness; provided that such replacement or refinancing indebtedness is in an aggregate principal amount not greater than the principal amount of debt so replaced or prepaid (plus any fees, premiums or penalties payable in connection with such replacement or refinancing) and (v) any other incurrence, assumption or guarantee of Indebtedness so long as the aggregate principal amount thereof does not exceed $25,000,000;

•

enter into any swap or hedging transaction or other derivative agreements (or amend or modify any such transaction or agreement) other than in the ordinary course of business and in compliance with certain policies of AEL; provided that, in each case under this bullet and the immediately prior bullet, the incurrence or replacement of any Indebtedness that is extinguished in full prior to, or concurrently with, the closing in an amount not to exceed $25,000,000 in the aggregate shall not be deemed to be a breach;

•

sell, lease or place under management to or by any Person, in a single transaction or series of related transactions, any of its owned properties or assets (other than intellectual property, which is the subject of the 23rd bullet below) whose value or purchase price exceeds $10,000,000 individually, or $25,000,000 in the aggregate, except for (i) dispositions of obsolete, surplus or worn-out assets or assets that are no longer used or useful in the conduct of the business of AEL or any of its Subsidiaries, (ii) transfers among AEL and its Subsidiaries, (iii) leases and subleases of real property owned or leased by AEL and any of its Subsidiaries, (iv) pursuant to contracts in effect on July 4, 2023 (or entered into after July 4, 2023 in compliance with the Merger Agreement) or (v) subject to certain exceptions, other transactions in the ordinary course of business (including portfolio management transactions by AEL Insurance Subsidiaries) or consistent with certain investment policies of AEL (including in connection with cash management or investment portfolio activities);

•

make any loans, advances or capital contributions to, or investments in, any other Person (other than any Subsidiary of AEL) other than (i) loans by any AEL Insurance Subsidiary that constitute Investment Assets (as defined in the Merger Agreement) subject to certain exceptions or made in the ordinary course of business not to exceed $1,000,000 individually, or $25,000,000 in the aggregate, (ii) advances for expenses incurred in the ordinary course of business, (iii) subject to certain exceptions, as relates to Investment Assets (as defined in the Merger Agreement) made in the ordinary course of business and (iv) in connection with transactions permitted under the Merger Agreement;

•

make any acquisition (including by merger or amalgamation) of the share capital or other equity or voting interests of any other Person or a material portion of the assets of any other Person or any business or any corporation, partnership, joint venture, association or other business organization or division thereof, in each case for consideration in excess of $10,000,000 individually or $25,000,000 in the aggregate, except for and subject to certain exceptions, Investment Assets (as defined in the Merger Agreement) acquired in the ordinary course of business;

•

except as required pursuant to the terms of any employee benefit plan of AEL or any of its Subsidiaries (which we refer to as an “employee benefit plan”) in effect on July 4, 2023, (i) grant to any AEL Employee with an annual base salary or annualized base wage rate (as applicable) of (A) $250,000 or above, any increase in compensation or benefits (or pay any bonus to, or grant any loan to any such AEL Employees) and (B) below $250,000 an increase in excess of 5% of such employee’s annual base salary or annualized base wage rate (as applicable) in effect as of July 4, 2023, (ii) grant any new (or increase any existing) rights to any current or former director, officer or employee of AEL or any of its Subsidiaries in respect of any severance, change in control, retention, termination or similar compensation or benefits, (iii) make any bonus, bonus opportunity, incentive award, equity or equity-based award to any current, former or prospective director, officer, employee, agent or consultant of AEL or any of its Subsidiaries, (iv) take any action to accelerate the vesting or lapse of restrictions or payment, or to fund or secure the payment of, any compensation or benefits, (v) establish, adopt, enter into, terminate, modify or amend any material employee benefit plan (other than ministerial or other administrative changes that do not materially increase the cost to AEL and its Subsidiaries of administering the employee benefit plan) or collective bargaining agreement or other agreement with a labor union, works council, trade union, labor association or other employee representative organization, (vi) hire or terminate (other than for “cause”) the employment of any individual who is or would be (as applicable) an AEL Employee with an annual base salary or annualized base wage rate (as applicable) of $250,000 or above; provided, however, that the foregoing will not restrict AEL or any of its Subsidiaries from entering into or making available to newly hired employees or to current AEL Employees with an annual base salary or annualized base wage rate (as applicable) below $250,000 in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (excluding equity-based incentive grants) that have terms and a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

•

issue or forgive any loans (other than routine travel or business expense advances issued in the ordinary course of business) to any employee, director or independent contractor (who is a natural person) of AEL or any of its Subsidiaries;

•

make any material changes, alterations or departures in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of AEL and its Subsidiaries, except insofar as may be required by (or in the reasonable good faith judgment of AEL, advisable under) (i) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (ii) applicable statutory accounting principles (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the National Association of Insurance Commissioners or (iii) any applicable Laws, including Regulation S-X under the U.S. Securities Act, or any Governmental Authority;

•

except as may be required by (or, in the reasonable good faith judgment of AEL, advisable under) (i) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (ii) applicable statutory accounting principles (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the National Association of Insurance Commissioners or (iii) any applicable Laws or any Governmental Authority, alter, amend or depart from in any material respect any existing financial accounting practice guideline, policy or principle of AEL or any of its Subsidiaries;

•

except as may be required by (or, in the reasonable good faith judgment of AEL, advisable under) (i) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (ii) applicable statutory accounting principles (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the National Association of Insurance Commissioners or (iii) any applicable Laws or any Governmental Authority, alter, amend or depart, in each case, that would result in a material deviation (with materiality measured relative to AEL and its Subsidiaries, taken as a whole) from any existing underwriting, reserving, claim handling, actuarial, loss control, investment, reinsurance or retrocession practice guideline, policy or principle of AEL and its Subsidiaries;

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amend the AEL’s organizational documents or amend in any material respect the comparable organizational documents of any of the Subsidiaries of AEL in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions;

•

adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of AEL or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among AEL and any wholly-owned Subsidiary of AEL or among wholly-owned Subsidiaries of AEL);

•	grant any lien (other than certain permitted liens) on any of its material assets other than to secure Indebtedness permitted pursuant to the fifth and sixth bullets above;

•

other than in connection with claims under AEL insurance or annuity policies or AEL reinsurance agreements, settle or compromise any pending or threatened Action against AEL or any of its Subsidiaries for a cash settlement amount of more than $10,000,000 individually or $25,000,000 in the aggregate (net of amounts reserved for such matters by AEL or any of its Subsidiaries or amounts covered by insurance), or which settlement imposes any material restrictions on any of the future activities of AEL and its Subsidiaries or that imposes equitable relief on, or the admission of wrongdoing by, AEL, any of its Subsidiaries or any of their respective officers or directors;

•

(i) make (inconsistent with past practice), change or revoke any tax election that is material to AEL and its Subsidiaries, taken as a whole; (ii) settle or compromise any audit, claim, assessment or other proceeding relating to a material amount of tax; (iii) make any change to any annual tax accounting period or method of tax accounting, which change is material to AEL and its Subsidiaries, taken as a whole; (iv) amend, refile or otherwise revise any previously filed material tax return; (v) request a ruling relating to tax (other than requests for automatic changes to methods of tax accounting, which requests are exclusively addressed in clause (iii) above); (vi) enter into or terminate any agreement with any tax authority with respect to tax (other than agreements to settle or compromise such audits, claims, assessments or other proceedings referred to in clause (ii), which are exclusively addressed in clause (ii)); (vii) surrender any right to claim a refund of material taxes; (viii) consent to any extension or waiver of the limitation period applicable to any tax claim or tax assessment that is, in each case, material to AEL and its Subsidiaries, taken as a whole; or (ix) enter into any tax sharing, indemnity or similar agreement (other than any such agreement (A) solely among AEL or any of its Subsidiaries or (B) that does not relate principally to taxes);

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(i) enter into any new material line of business that is not an annuity line of business and in which AEL and its Subsidiaries do not operate as of July 4, 2023 and which is not complementary to any existing lines of business of AEL and its Subsidiaries; provided, that the aggregate amount of AEL’s and its Subsidiaries’ general account assets used or reserved for use with respect to all such new lines of business do not exceed $200,000,000 in the aggregate or (ii) withdraw from any existing material line of business;

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(i) commute, recapture, terminate, materially amend or cause or permit (to the extent within the control of AEL and its Subsidiaries) the acceleration of any material amounts payable under any third-party AEL reinsurance agreements, material investment management agreements relating to AEL or its Subsidiaries or certain material contracts, other than, in the case of certain material contracts evidencing Indebtedness, any amendment or waiver obtained pursuant to, and in accordance with, the Merger Agreement, or (ii) enter into any contracts that would have been an AEL reinsurance agreement with a third party or a material investment management agreement relating to AEL or a certain material contract had it been entered into before the execution of the Merger Agreement;

•	amend certain investment policies of AEL in any material respect;

•

voluntarily (i) abandon, dispose of or permit to lapse any intellectual property right owned by AEL or any of its Subsidiaries material to AEL and its Subsidiaries, taken as a whole, other than in the ordinary course of business or at the end of the statutory term for such intellectual property right, or (ii) fail to maintain the secrecy of any material trade secret included in the intellectual property rights owned by AEL or any of its Subsidiaries, other than in the ordinary course of business;

•

acquire or make any commitment to acquire Investment Assets (as defined in the Merger Agreement), other than as set forth in the confidential disclosure letter that AEL delivered in connection with the Merger Agreement; or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Prior to the Effective Time, each of Parent and AEL shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Conduct of Business of BAM Prior to the Merger

BAM has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between July 4, 2023 and the earlier of the closing and the termination of the Merger Agreement. Specifically, except as required by applicable Law, as expressly required or permitted by the Merger Agreement or described in the confidential disclosure letter that BAM delivered in connection with the Merger Agreement, or with the prior written consent of AEL (such consent not to be unreasonably withheld, conditioned or delayed), (i) BAM will, and will cause its Subsidiaries to, carry on its business in all material respects in the ordinary course, (ii) BAM will not, and will not permit any of its Subsidiaries to:

•

establish a record date for, declare or propose to declare, set aside for payment or pay in respect of the BAM Class A Stock any (i) non-cash dividend or other non-cash distribution or (ii) any cash dividend or other distribution other than regular quarterly cash dividends declared in the ordinary course of business consistent with BAM’s dividend policy as in effect on July 4, 2023 and set forth in the documents filed or furnished by BAM with the SEC as of July 4, 2023;

•

amend BAM’s organizational documents or amend in any material respect the comparable organizational documents of any of the Subsidiaries of BAM in a manner that would reasonably be expected to prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions;

•

adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of or involving BAM or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among BAM and any wholly-owned Subsidiary of BAM or among wholly-owned Subsidiaries of BAM); or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

During the period that begins five business days before the BAM Class A Stock Price Measuring Period through the earlier of the closing and the termination of the Merger Agreement, except as required by applicable Law or as expressly required or permitted by the Merger Agreement or the confidential disclosure letter that BAM delivered in connection with the Merger Agreement, unless AEL otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), BAM shall not, and shall not permit any of its Subsidiaries to redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding BAM Class A Stock or other equity or voting interests of BAM, or any other securities or indebtedness of BAM, or any rights, warrants or options to acquire any BAM Class A Stock or other equity or voting interests of BAM, or any other securities or indebtedness of BAM.

No Solicitation

AEL is prohibited from taking certain actions, summarized in detail below, relating to takeover proposals. In this joint proxy statement/prospectus, and in the Merger Agreement, a “takeover proposal” means any inquiry, proposal or offer from any Person other than Parent and its Affiliates, relating to a(n):

•

acquisition (including any reinsurance or retrocession transaction that has similar risk transfer effects, and any asset management transaction) that if consummated would result in any Person or group owning or managing 20% or more of the consolidated assets, reserves, revenues or net income of AEL and its Subsidiaries;

•	acquisition of AEL Common Stock representing 20% or more of the outstanding AEL Common Stock;

•	tender offer or exchange offer that, if consummated, would result in any Person or group having beneficial ownership of AEL Common Stock representing 20% or more of the outstanding AEL Common Stock;

•

merger, amalgamation, consolidation, share exchange, share purchase, business combination, recapitalization, liquidation, dissolution or similar transaction involving AEL or any of its Subsidiaries pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 20% or more of the aggregate voting power of AEL or of the surviving entity in such transaction or the resulting direct or indirect parent of AEL or such surviving entity; or

•	any combination of the foregoing, in each case, other than by or on behalf of Parent or any of its Affiliates.

Specifically, AEL has agreed that it will, and will cause each of its Subsidiaries, and its and their respective directors, officers and employees to, use its reasonable best efforts to cause its other representatives to immediately cease any solicitation, encouragement, discussions or negotiations of or with any Persons that may be ongoing on or prior to July 4, 2023 with respect to any takeover proposal.

AEL has also agreed that, from July 4, 2023, until the earlier of the closing and termination of the Merger Agreement, it will, and will cause each of its Subsidiaries and its and their respective directors, officers and employees to, and will use its reasonable best efforts to cause its other representatives to, not, directly or indirectly:

•

solicit, encourage, initiate or knowingly facilitate the submission of any inquiry or the making of any proposal, in each case, that constitutes, or would reasonably be expected to lead to, a takeover proposal;

•

engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any material non-public information for the purpose of facilitating, a takeover proposal; or

•

approve or recommend, make any public statement approving or recommending, or enter into any letter of intent, agreement or agreement in principle that constitutes or would reasonably be expected to lead to a takeover proposal.

AEL has further agreed that it will, to the extent it had not previously done so prior to July 4, 2023, promptly deliver a request to each Person that has previously executed a confidentiality agreement with AEL during the 12-month period prior to July 4, 2023 in connection with considering or making a takeover proposal to promptly return to AEL or destroy all non-public information previously furnished or made available to such Person or any of its representatives by or on behalf of AEL or representatives of AEL or any of its Subsidiaries and immediately terminate all physical and electronic dataroom access previously granted to such Persons or their representatives.

AEL is permitted to waive any standstill provision to allow any Person to make a takeover proposal to the AEL Board on a non-public basis if the AEL Board determines in good faith, after consultation with AEL’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

The non-solicitation obligations summarized above do not prohibit AEL or its representatives from contacting a Person that has made a takeover proposal delivered to AEL prior to the date the Shareholders approve the Merger that did not result from a breach by AEL of such non-solicitation provisions to clarify the terms and conditions of such takeover proposal or to request that any takeover proposal made orally be made in writing.

If the AEL Board has determined in good faith, after consultation with AEL’s financial advisors and outside legal counsel, that such takeover proposal constitutes or could reasonably be expected to lead to a superior proposal (see the section entitled “The Merger Agreement—Changes in the AEL Board Recommendation” beginning on page 110 of this joint proxy statement/prospectus for a description of a superior proposal), then AEL and its representatives may (i) enter into a confidentiality agreement with and furnish information (including non-public information) about AEL and its Subsidiaries to the Person or group of Persons making the takeover proposal, and (ii) subsequently engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such takeover proposal. In no event may AEL or any of its Subsidiaries or any of their respective representatives reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or group of Persons (or any of its or their representatives or potential financing sources) making a takeover proposal in connection with any of the foregoing.

If AEL enters into a confidentiality agreement and furnishes information (including non-public information) to a Person or group of Persons making a takeover proposal, the Merger Agreement requires AEL to simultaneously provide to Parent any information with respect to AEL and its Subsidiaries that is provided to any Person to the extent access to such information was not previously provided to Parent and its representatives.

AEL has agreed to promptly, and in any event within 48 hours, notify Parent upon receipt of any takeover proposal. AEL has also agreed to promptly disclose to Parent a summary of the material terms and conditions of such takeover proposal, including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, but not the identity of the Person or group of Persons making such takeover proposal.

Finally, AEL has agreed to keep Parent reasonably informed on a prompt basis of any material developments with respect to any such takeover proposal (including any material changes thereto).

Changes in the AEL Board Recommendation

Except as described below, AEL has agreed that the AEL Board and any committee of the AEL Board will not:

•	withhold or withdraw its recommendation that the Shareholders approve the Merger;

•	modify, qualify or amend such recommendation in a manner adverse to Parent;

•	fail to include such recommendation in this joint proxy statement/prospectus;

•	approve, adopt or publicly endorse or recommend any takeover proposal;

•

refrain from recommending against any takeover proposal that is a tender offer or exchange offer within 10 business days following the commencement of such offer (or such fewer number of business days as remain prior to the Special Meeting as it may be adjourned or postponed); or

•

fail to publicly reaffirm such recommendation within 10 business days of receiving a written request made by Parent to make such public reaffirmation following the receipt by AEL of a takeover proposal that has not been withdrawn (or, if the Special Meeting is scheduled to be held within 10 business days of such request, within five business days of such request and in any event, prior to the date of the Special Meeting) (other than in the case of a takeover proposal in the form of a tender offer or exchange offer) that has not been withdrawn, except that Parent may make any such request only once in any 10 business day period and only once for each such takeover proposal and once for each material amendment to such takeover proposal.

If AEL takes any of the above actions it will be deemed an “adverse recommendation change” and this joint proxy statement/prospectus generally refers to any of such actions as an adverse recommendation change.

In addition, except as described below, AEL has agreed that the AEL Board will not authorize, cause or permit AEL or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, amalgamation agreement or other similar agreement related to any takeover proposal, other than a confidentiality agreement with the Person or Persons making the takeover proposal.

However, prior to the date the Shareholders approve the Merger, in response to a superior proposal, the AEL Board may make an adverse recommendation change or cause AEL to terminate the Merger Agreement and enter into an alternative acquisition agreement and terminate the Merger Agreement if:

•

the AEL Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law;

•

AEL has given Parent at least five business days’ prior written notice advising that the AEL Board intends to make such adverse recommendation change, and which notice discloses to Parent (i) the material terms and conditions of such superior proposal and the identity of the Person or group of Persons making such superior proposal and (ii) a copy of the most current version of the acquisition agreement (if any) with respect to such superior proposal; and

•	during the five business day period following Parent’s receipt of the notice described in the immediately preceding bullet, (i) AEL has, and has caused its representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such amendments to the terms and conditions of the Merger Agreement as would enable the AEL Board to no longer make an adverse recommendation change or a determination that a takeover proposal constitutes a superior proposal and (ii) the AEL Board has determined, following the end of such five business day period, after considering the results of such negotiations and any amendments to the Merger Agreement, the Guaranty and/or the Voting Agreement committed to in writing by Parent, if any, and any other information offered by Parent, after consulting with its financial advisors and outside legal counsel, that such superior proposal continues to be a superior proposal.

In the event of any change to the financial or other material terms and conditions of a superior proposal, AEL is required to provide an additional written notice to Parent and an additional two business day period to take the actions described in the immediately preceding bullet.

For purposes of this joint proxy statement/prospectus and the Merger Agreement, a “superior proposal” means a bona fide takeover proposal with respect to AEL:

•	that did not result from a breach by AEL of its non-solicitation obligations under the Merger Agreement;

•	where references to “20%” (e.g., to outstanding assets or share capital) in the definition of “takeover proposal” are replaced by references to “50%”; and

•

which the AEL Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all relevant (in the view of the AEL Board) legal, regulatory, financial and other aspects of such proposal (including the conditionality, timing and likelihood of the consummation of such proposal and the payment of any termination fee, as well as community interest factors), would be reasonably likely to be consummated on the terms proposed and would be more favorable to the Shareholders than the Merger.

In addition, prior to the date the Shareholders approve the Merger, in response to an intervening event, the AEL Board may make an adverse recommendation change if:

•

the AEL Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law;

•

AEL has given Parent at least five business days’ prior written notice advising that the AEL Board intends to make such adverse recommendation change, and which notice discloses to Parent the material effects, changes or events comprising such intervening event; and

•

during the five business day period following Parent’s receipt of the notice described in the immediately preceding bullet, in determining whether to make an adverse recommendation change, (i) AEL has, and has caused its representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such amendments to the terms and conditions of the Merger Agreement as would enable the AEL Board to no longer make an adverse recommendation change and (ii) the AEL Board has determined, following the end of such five business day period, after considering the results of such negotiations and any amendments to the Merger Agreement, the Guaranty and/or the Voting Agreement committed to in writing by Parent, if any, and any other information offered by Parent, after consulting with its financial advisors and outside legal counsel, that failure to make an adverse recommendation change would continue to be inconsistent with the directors’ fiduciary duties under applicable Law.

For purposes of this joint proxy statement/prospectus and the Merger Agreement, “intervening event” means a material effect, change, event, circumstance or development that:

•	was not known to, or reasonably foreseeable by, the AEL Board on July 4, 2023, which effect, change, event, circumstance or development becomes known to the AEL Board prior to approval of the Merger,

or if known, the consequences of which were not known to, or reasonably foreseeable by, the AEL Board on or prior to July 4, 2023;

•	does not relate to a takeover proposal;

•

does not relate to any changes in the market price or trading volume of AEL (it being understood that the effect, change, event, circumstance or development giving rise or contributing to the foregoing may be deemed to constitute or be taken into account in determining whether an intervening event has occurred); and

•

does not relate to AEL’s meeting, failing to meet or exceeding published or unpublished revenue or earning projections in and of itself (it being understood that the effect, change, event, circumstance or development giving rise or contributing to the foregoing may be deemed to constitute or be taken into account in determining whether an intervening event has occurred).

As described in further detail in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Expenses; Fees Relating to the Termination of the Merger Agreement” beginning on page 124, AEL will be required to pay Parent a $102,000,000 termination fee, among other reasons, if:

•	the AEL Board makes and has not withdrawn an adverse recommendation change in response to a superior proposal or intervening event and Parent terminates the Merger Agreement; or

•	AEL terminates the Merger Agreement prior to the Shareholders approving the Merger Proposal to enter into an alternative acquisition agreement with respect to a superior proposal.

Efforts to Obtain Required Shareholder Votes

AEL has agreed to prepare and file with the SEC this joint proxy statement/prospectus and Parent and BAM have agreed to prepare and file with the SEC the Registration Statement, of which this joint proxy statement/prospectus forms a part as soon as reasonably practicable following July 4, 2023. Each of Parent, BAM and AEL has agreed to use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to this joint proxy statement/prospectus and the Registration Statement, and have the Registration Statement declared effective by the SEC, in each case as promptly as reasonably practicable. AEL has agreed establish a record date for, duly call, give notice of, convene and hold a Special Meeting for the purpose of obtaining shareholder approval of the Merger as soon as reasonably practicable after the Registration Statement is declared effective under the U.S. Securities Act, and, except if the AEL Board has made an adverse recommendation change, to use its reasonable best efforts to solicit from the Shareholders proxies in favor of the approval of the Merger Agreement and the Merger. AEL has also agreed to not change the record date for the Special Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

AEL may, in its sole discretion, adjourn, recess, reconvene or postpone the Special Meeting if AEL reasonably believes that (i) such adjournment, recess, reconvening or postponement is necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Shareholders within a reasonable amount of time in advance of the Special Meeting, (ii) after consultation with Parent, at the time of the originally scheduled date of the Special Meeting, (A) there will be an insufficient number of shares of AEL Common Stock present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting or (B) there will be an insufficient number of proxies to obtain shareholder approval of the Merger (in each case the Special Meeting must not be adjourned, recessed, reconvened or postponed (x) to a date later than the third business day preceding the outside date of April 5, 2024 or July 5, 2024, as applicable, or (y) for more than 15 business days from the originally scheduled date of the Special Meeting, in each case, without the prior written consent of Parent) or (iii) such adjournment, recess, reconvening or postponement is required by Law or a court or other Governmental Authority of competent jurisdiction in connection with any Actions in connection with the Merger Agreement or the Transactions or has been requested by the SEC or its staff.

Efforts to Complete the Merger

Each of Parent, Merger Sub and AEL has agreed, subject to the terms and the conditions of the Merger Agreement, to use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other party in doing, all things necessary, proper or advisable to cause the conditions to the closing to be satisfied as promptly as reasonably practicable (including, without limitation, with respect to obtaining all applicable regulatory approvals and consents) and to consummate and make effective the Merger in the most expeditious manner reasonably practicable. Specifically, such actions include:

•

using reasonable best efforts to prepare and file promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

•	using reasonable best efforts to execute and deliver any additional instruments necessary, proper or advisable to consummate the Transactions;

•

using reasonable best efforts to obtain all Consents from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions (including any such consents required with respect to insurance regulatory Laws and under applicable antitrust Laws), including by providing (following a reasonable opportunity for consultation) to a Governmental Authority any information requested by such Governmental Authority in connection with such Consents; and

•

using reasonable best efforts to take any and all steps that are necessary, proper or advisable to avoid each and every impediment under any applicable Law that may be asserted by, or action that may be entered by, any Governmental Authority with respect to the Merger Agreement or the Transactions, as promptly as practicable.

In addition, each of AEL and Parent agreed to use its reasonable best efforts to (i) take all actions necessary to ensure that no takeover Law is or becomes applicable to any of the Transactions or the Merger Agreement and refrain from taking any actions that would cause the applicability of such takeover Laws and (ii) if the restrictions of any takeover Law become applicable to any of the Transactions, take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise lawfully minimize the effect of such takeover Law on the Transactions.

Regulatory Approvals

Each of AEL and Parent agreed, in consultation and cooperation with the other, and as promptly as practicable and in no event later than August 16, 2023, to file: (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form, if any, required under the HSR Act with respect to the Transactions, (ii) all appropriate documents, forms, filings or submissions required under any non-U.S. antitrust Laws and (iii) with applicable insurance regulators, all documents, forms, filings or other submissions required under applicable insurance Laws with respect to the Merger, or otherwise requested by domiciliary insurance regulators of any of AEL’s insurance Subsidiaries (other than to the extent required, biographical affidavits, fingerprint cards and background checks, which will follow as promptly as reasonably practicable after the submission of the required filings to such insurance regulators), including as reasonably determined by Parent in consultation with AEL, “Form A” exemption requests or equivalent exemption requests where available; provided that Parent will not submit a “Form A” exemption request or equivalent exemption request to an insurance regulator that has requested to receive a “Form A” Acquisition of Control Statement in connection with the Transactions. Parent also agreed to use its reasonable best efforts to direct certain control persons and certain persons disclaiming control to provide specified information required in connection with such regulatory filings. AEL also agreed to use its reasonable best efforts to cause its broker-dealer Subsidiary to file, promptly after July 4, 2023, the Rule 1017 application with FINRA and to use its reasonable best efforts to obtain FINRA’s approval of such application.

Each of AEL, Parent and Merger Sub have agreed to consult with one another with respect to the obtaining of all Consents of Governmental Authorities necessary, proper or advisable to consummate the Transactions and to keep one another reasonably apprised on a prompt basis of the status of matters relating to such Consents. AEL and Parent have agreed that each will have the right to review in advance, and, subject to any restrictions under applicable Law, each of AEL and Parent will consult the other on, any filing made with, or written materials submitted to, Governmental Authorities in connection with the Transactions, and each of AEL and Parent will in good faith consider and reasonably accept comments of the other party thereon. AEL and Parent have agreed to promptly advise each other upon receiving communications from Governmental Authorities with respect to any filing or Consent necessary, proper or advisable to consummate the Transactions and to promptly advise each other if any such communication causes AEL or Parent, as applicable, to believe that there is a reasonable likelihood that any such Consent will not be obtained or that the receipt of such Consent will be materially delayed or conditioned. AEL and Parent have agreed that each of them will consult with the other in advance of any meeting or conversation (other than non-substantive or administrative telephone calls) with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the Transactions, and, to the extent permitted by applicable Law and such Governmental Authority, will give the other party the opportunity to attend and participate in such meeting or conversation. Parent has agreed to use reasonable best efforts to arrange for any hearing or meeting required by a Governmental Authority in connection with the Consent thereof or the Transactions to be held as promptly as practicable after Parent’s receipt of the notice that such hearing or meeting is required.

Burdensome Condition

The obligations of the parties described in this section “—Efforts to Complete the Merger” will not require Parent to be obligated by a Governmental Authority in connection with obtaining a required regulatory approval to take or refrain from taking or to agree to it, its Subsidiaries or AEL or its Subsidiaries taking or refraining from taking any action (including any amendment, waiver or termination of any agreement, including the Merger Agreement) or to suffer to exist any limitation, action, restriction, condition or requirement which (individually or together with all such other limitations, actions, restrictions, conditions or requirements by a Governmental Authority in connection with a required regulatory approval) would, or would reasonably be expected to:

•	impose any requirement on BN, BAM or any of their respective Affiliates to make, or commit to make, any capital contribution or enter into or issue any capital guarantee or keepwell;

•	impose any requirement on Parent or any of its Subsidiaries to make, or commit to make, any material capital contribution or enter into or issue any material capital guarantee or material keepwell;

•

impose any requirement on BN, BAM or any of their respective Affiliates to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the closing, any assets or businesses;

•

impose any requirement on Parent or any of its Subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the closing, any material assets or material businesses;

•

impose any limitation, action, restriction, condition or requirement on any of BN, BAM or any of their respective Affiliates, investment funds, permanent capital vehicles, or other collective investment vehicles or portfolio companies of the foregoing;

•	impose any limitation, action, restriction, condition or requirement on Parent or any of its Subsidiaries that is material and adverse to Parent and its Subsidiaries, taken as a whole; or

•

impose any limitation, action, restriction, condition or requirement on the business or operations of AEL or any of its Subsidiaries following the closing that would constitute an AEL Material Adverse Effect (each, a “burdensome condition”).

Without the prior written consent of Parent, AEL will not, and will cause its Subsidiaries not to, take any action or agree to the taking or refraining from any action or accept any limitation, action, restriction, condition or requirement that, individually or in the aggregate, would, or would be reasonably expected to, result in a burdensome condition.

AEL, Parent and Merger Sub will consult with one another with respect to obtaining of all Consents from any Governmental Authority and each of AEL, Parent and Merger Sub will keep the others reasonably apprised on a prompt basis of the status of matters relating to such Consents. AEL and Parent will have the right to review in advance and, subject to any restrictions under applicable Law, will consult with the other on and consider in good faith and reasonably accept comments of the other on any filing made with, or written materials submitted to any Governmental Authority in connection with the Transactions.

Employee Matters

For a period of one year following the Effective Time or, if longer, the time required by applicable Law (which we refer to as the “continuation period”), Parent will, or will cause the Surviving Company to, provide each AEL Employee with (i) an annual base salary or annualized wage rate (as applicable) that is no less than the annual base salary or annualized wage rate (as applicable) provided to such AEL Employee immediately prior to the Effective Time, (ii) target short-term cash incentive opportunities that are no less favorable than those provided to such AEL Employee immediately prior to the Effective Time, (iii) target long-term incentive opportunities (including deferred cash and equity and equity-based incentive opportunities, but excluding any change in control and retention or other non-recurring compensation) that are no less favorable than the target long-term incentive opportunities (including deferred cash and equity and equity-based incentive opportunities) provided to such AEL Employee immediately prior to the Effective Time (other than as set forth in the confidential disclosure letter that AEL delivered in connection with the Merger Agreement), (iv) compensation and benefits provided in connection with the AEL ESOP no less than the compensation and benefits provided in connection with the AEL ESOP to such AEL Employee immediately prior to the Effective Time (and which may be satisfied by (a) contributions to other defined contribution plans, (b) equity or equity-based awards or (c) cash payments), and (v) other employee benefits (excluding non-qualified deferred compensation, defined benefit pension, post-employment health and welfare benefits and change in control, retention or other non-recurring compensation and benefits) that are substantially comparable in the aggregate to those provided to such AEL Employee immediately prior to the Effective Time.

During the continuation period, Parent will, or will cause the Surviving Company to, honor and provide, for each AEL Employee (except as set forth in the confidential disclosure letter that AEL delivered in connection with the Merger Agreement), severance and termination benefits in an amount equal to the severance and termination benefits that would have been provided to such AEL Employee under AEL’s Transition Benefit Plan as in effect immediately prior to the Effective Time if such AEL Employee experiences a termination of employment pursuant to which severance would be owed under such plan if the termination of employment had occurred immediately prior to the Effective Time (subject to certain exceptions) after giving credit for additional service and increases in base salary with Parent for the period following the Effective Time.

With respect to the employee benefit plans maintained by Parent or its Subsidiaries (including, following the closing, the Surviving Company and its Subsidiaries and Affiliates) in which an AEL Employee is eligible to participate on or following the Effective Time (including any paid time off and severance plans) and subject to applicable Law, for purposes of determining eligibility to participate, level of benefits and vesting, each AEL Employee’s service with AEL or any of its Subsidiaries will be treated as service with the Surviving Company or any of its Subsidiaries or Affiliates (subject to certain exceptions).

Parent will, or will cause the Surviving Company to, use commercially reasonable efforts to waive, or cause to be waived, any (i) pre-existing condition limitations and exclusions and (ii) actively-at-work requirements and waiting periods, in each case, under any welfare benefit plan maintained by Parent (including, following the closing, the Surviving Company or any of its Subsidiaries or Affiliates) in which AEL Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time (subject to certain exceptions). Parent will, or will cause the Surviving Company to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and out-of-pocket expenses incurred by each AEL

Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

Parent and AEL agree that the consummation of the transactions will constitute a “change in control”, “change of control” or term of similar import under each applicable AEL employee benefit plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing will not accelerate the time of payment or distribution of any such deferred compensation (but will accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by the merger agreement do not otherwise constitute a “change in control”, “change of control” or term of similar import under the applicable plan and to so declare as a “change in control”, “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.

Prior to making any broad-based written communications to the directors, officers or employees of AEL or any of its Subsidiaries pertaining to any compensation or benefit matters related to the Transactions or any other matter contemplated by the Merger Agreement, whether relating to employment, employee benefits, including AEL company plans, and post-closing terms of employment or otherwise, AEL will consult with Parent and consider Parent’s comments to such communication in good faith.

AEL has delivered to Parent a complete and correct list of each AEL Employee, as of the date of the Merger Agreement including, with respect to each such individual, the following information, as applicable: (i) name (or other unique identifier), (ii) job title, (iii) date of hire and work location (city and state, if applicable), (iv) exempt or non-exempt classification status under the Fair Labor Standards Act, (v) leave of absence status and anticipated date of return, if known, (vi) annual base salary or annualized base wage rate (as applicable), (vii) annual target short-term incentive or bonus compensation opportunities for the current fiscal year (on a plan-by-plan basis) and (viii) target long-term incentive compensation opportunities (on a plan-by-plan basis) (which we refer to as the “AEL employee list”). AEL agreed to deliver to Parent an updated AEL employee list no later than five days prior to the Effective Time to reflect any changes in accrued but unused vacation, terminations and new hires and reallocations not in violation of the merger agreement or as otherwise consented to by Parent.

AEL has delivered to Parent a complete and accurate list of each outstanding AEL equity award, including: (i) on an employee-by-employee basis, the name (or other unique identifier) of the holder of such outstanding AEL equity award; (ii) on an award-by-award basis, the number of AEL Common Stock subject to or underlying such outstanding AEL equity award (with the number of AEL Common Stock underlying performance-vesting AEL options and AEL PSUs, in each case, reported assuming each such AEL award’s target level of performance); and (iii) the date on which such outstanding AEL equity award was granted or issued.

If requested by Parent in writing no later than 10 business days prior to the Effective Time, with respect to the AEL 401(k) Plan, the AEL Board (or, if appropriate, any committee thereof administering such AEL 401(k) Plan) will adopt such resolutions or take such other actions as may be required to terminate, effective at least one day prior to the Effective Time, such AEL 401(k) Plan and will provide Parent with the executed resolutions authorizing such termination prior to the Effective Time. As soon as practicable after the Effective Time, AEL will cause the AEL 401(k) Plan administrator to make distributions available to the AEL 401(k) Plan participants. In connection with any termination of the AEL 401(k) Plan, Parent will permit each AEL Employee who is a participant in the AEL 401(k) Plan to participate in a 401(k) plan of Parent that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) immediately after the Effective Time and (ii) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) effective as of the closing date.

To the extent permitted by applicable Law, the AEL ESOP trustee and AEL will take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the AEL ESOP prior to or simultaneous with the closing, as applicable: (i) effective at least five business days prior to the closing the AEL ESOP will be terminated (which we refer to as the “ESOP termination date”), no new participants will be admitted on or after the ESOP termination date, no further distributions in the form of “qualifying employer securities” (as defined in Section 407 of ERISA) will be permitted and all existing AEL ESOP participants’ accounts will be fully vested and 100% non-forfeitable, (ii) the AEL ESOP’s plan administrator will direct the trustee to remit a sufficient number of AEL Common Stock to AEL to repay the outstanding ESOP loan in full as of the Effective Time (with each remitted share of AEL Common Stock to be valued equal to the Merger Consideration) and the proceeds of the sale of such AEL Common Stock shall be used to repay the outstanding balance of the ESOP loan as of the Effective Time, (iii) all remaining AEL Common Stock held by the AEL ESOP as of the Effective Time shall be exchanged for the Merger Consideration within the AEL ESOP in the same manner as other AEL Common Stock under the Merger Agreement and (iv) promptly, after the execution of the Merger Agreement, AEL will take such actions as may be necessary to request a favorable determination letter with respect to the AEL ESOP’s termination. No benefit distributions will be made from the AEL ESOP without the prior written consent of Parent before the IRS issues a favorable determination letter with respect to the tax-qualified status of the AEL ESOP on termination (subject to certain exceptions). AEL will take other actions in furtherance of terminating the AEL ESOP as may be reasonably requested by Parent prior to closing. Notwithstanding the foregoing, AEL will continue to make regularly scheduled payments on the ESOP Loan and related share allocations through the ESOP termination date.

Indemnification and Insurance

The Merger Agreement provides that, from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, (i) indemnify and hold harmless, the present and former directors and officers of AEL or any of its Subsidiaries (and each such Person’s heirs, executors and administrators, collectively the “indemnified parties”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action based on or arising out of, in whole or in part, (a) the fact that such Person is or was a director or officer of AEL or such Subsidiary or (b) the acts or omissions of such Person in such Person’s capacity as a director, officer, employee or agent of AEL or such Subsidiary or taken at the request of AEL or such Subsidiary, in each case, at, or at any time prior to, the Effective Time (including in connection with serving at the request of AEL or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)) (including any Action relating in whole or in part to the Transactions or relating to the enforcement of the indemnification provisions in the Merger Agreement, as described in this paragraph), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of AEL and such Subsidiaries to the indemnified parties in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in AEL’s and its Subsidiaries’ organizational documents as in effect on July 4, 2023 or in any agreement in existence as of July 4, 2023 providing for indemnification between AEL or any of its Subsidiaries and any indemnified party. Without limiting the foregoing, Parent, from and after the Effective Time, will cause, to the fullest extent permitted under applicable Law, the articles of incorporation and bylaws of the Surviving Company to contain provisions no less favorable to the indemnified parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of July 4, 2023 in AEL’s organizational documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the indemnified parties.

In addition, AEL may, prior to the Effective Time, purchase or, if not so purchased by AEL, Parent will cause the Surviving Company to put in place effective as of the Effective Time, and Parent or AEL, as applicable, will fully prepay no later than immediately prior to the closing, prepaid and non-cancellable “tail” insurance with a claims reporting or discovery period of six years from the Effective Time on terms and conditions providing at least equivalent benefits and coverage as the directors’ and officers’ liability, employment practices liability and fiduciary liability insurance of AEL and its Subsidiaries in effect as of the Effective Time (the “current D&O insurance”) with respect to matters existing or occurring at or prior to the

Effective Time, including the Transactions, and Parent will cause such policy to be maintained in full force and effect without amendment to any of the policies’ terms and conditions, for their full term, and to honor all of the Surviving Company’s obligations thereunder. Parent may elect in its sole discretion, but is not required, to spend (or cause the Surviving Company to spend) more than 350% of the current D&O insurance annual premium with respect to the annual premium for the six years of coverage under such “tail” policies. In addition, if the cost of such insurance exceeds 350% of the current D&O insurance annual premium, and Parent elects not to spend more than such amount for such purpose, then Parent is required to purchase and obtain insurance with the greatest coverage available for a cost equal to such amount. If such “tail” insurance has been obtained by AEL, it will be deemed to satisfy all obligations to obtain insurance pursuant to the Merger Agreement and Parent will cause the Surviving Company to cause such “tail” insurance to be maintained in full force and effect without amendment to any of the policies’ terms and conditions, for their full term, and to honor all of the Surviving Company’s obligations thereunder.

If Parent, the Surviving Company or any of their respective successors or assigns consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving entity of such consolidation, amalgamation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Company will assume all the obligations set forth in the indemnification covenants contained in the Merger Agreement.

The indemnification provisions in the Merger Agreement are (i) intended to be for the benefit of, and from and after the Effective Time will be enforceable by, each of the indemnified parties his or her heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that such indemnified party may have under AEL’s organizational documents of, by contract or otherwise.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to, among other things:

•	consultation between AEL and Parent in connection with certain press releases or public statements with respect to the Merger Agreement or any of the Transactions;

•	access to certain information about AEL;

•

causing any dispositions of AEL equity securities resulting from the Transactions by each individual who is a director or officer of AEL subject to Section 16 of the U.S. Exchange Act to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act;

•

each party notifying the other party of any shareholder litigation relating to the Merger Agreement or the Transactions, and each party giving the other party the opportunity to participate in the defense and settlement of any shareholder litigation against either party or its directors relating to the Merger Agreement or the Transactions;

•	the de-listing of AEL’s Common Stock from the NYSE and the de-registration of AEL under the U.S. Exchange Act;

•	the continued listing of AEL Preferred Stock on the NYSE;

•

AEL and Parent promptly notifying each other of certain other events, including (i) written notice or other written communications notifying such party or its Affiliates or representatives from any Person alleging that the consent of such Person may be required in connection with the Transactions and (ii) certain actions commenced (or to its knowledge, threatened) against such party;

•	AEL promptly notifying Parent of any change, circumstance, condition, development, effect, event or occurrence that has or would reasonably be expected to have an AEL Material Adverse Effect and each of Parent and BAM promptly notifying AEL of any change, circumstance, condition, development, effect, event or occurrence that has or would reasonably be expected to have a Parent Material Adverse Effect or BAM Material Adverse Effect, as applicable;

•	AEL delivering (and causing its applicable Subsidiaries to deliver) to Parent, on a regular basis, a summary report of certain Investment Assets (as defined in the Merger Agreement);

•

AEL causing the applicable employees having primary responsibility for Investment Assets (as defined in the Merger Agreement) to consult with representatives of Parent on all investment-related matters, including future planned or potential sales and purchases of Investment Assets (as defined in the Merger Agreement) and the treatment of any impaired or potentially impaired Investment Assets (as defined in the Merger Agreement), and AEL considering in good faith the recommendations of representatives of Parent in making investment decisions, provided that any such investment decisions shall be determined by AEL acting reasonably and in good faith;

•

AEL using (and causing its Subsidiaries to use) commercially reasonable efforts to provide assistance in connection with any debt financing obtained by Parent or any of its Subsidiaries in connection with the Transactions, as may be reasonably requested by Parent and subject to the limitations set forth in the Merger Agreement;

•

AEL using (and causing its Subsidiaries to use) commercially reasonable efforts to cooperate with Parent in connection with the efforts of Parent to obtain waivers of, or amendments to, change of control or other provisions in the Credit Agreement (as defined in the Merger Agreement), on such terms and conditions as specified and reasonably requested by Parent and subject to the consent of AEL;

•

AEL using (and causing its applicable Subsidiaries to use) commercially reasonable efforts to deliver to Parent duly executed payoff and release letters in respect of all indebtedness of AEL that is required to be paid on the Closing Date; and

•

BAM using reasonable best efforts to cause the BAM Class A Stock to be delivered as the Stock Consideration to be approved for listing on the NYSE, subject to official notice of issuance, and to be conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction of the customary listing conditions of the TSX.

Conditions that Must Be Satisfied or Waived for the Merger to Occur

Mutual Conditions

The obligations of AEL, Parent, Merger Sub and BAM to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable Law) of the following conditions:

•	the Merger having been approved by the requisite Shareholders;

•

the shares of BAM Class A Stock constituting the Stock Consideration having been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to the satisfaction of customary listing conditions of the TSX;

•	any waiting period (or extension thereof) applicable to the Transactions under the HSR Act having been terminated or having expired;

•

the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, the Governmental Authorities (see the section entitled “The Transactions—Regulatory Approvals Required for the Merger” beginning on page 83 of this joint proxy statement/prospectus for more information on the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, these Governmental Authorities), having occurred or been obtained and being in full force and effect;

•	any timing agreements with a Governmental Authority applicable to the consummation of the Transactions having expired or otherwise not prohibiting consummation of the Transactions;

•

there not being in effect any injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions; and

•

the Registration Statement having been declared effective under the U.S. Securities Act and having not been the subject of any stop order suspending the effectiveness of such registration statement or initiated or threatened proceedings seeking such a stop order.

Additional Conditions—Parent, Merger Sub and BAM

Parent, Merger Sub and BAM’s obligations to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable Law) of the following additional conditions:

•

the representations and warranties of AEL relating to (i) the capitalization of AEL and (ii) there having been no event or condition that has had, or would be reasonably expected to have, an AEL Material Adverse Effect from December 31, 2022 through July 4, 2023 being true and correct in all respects (except for de minimis inaccuracies) as of July 4, 2023 and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of AEL relating to (i) outstanding and future issuances with respect to equity, indebtedness or other interests in AEL, (ii) the corporate power and authority of AEL to execute and deliver and perform its obligations under the Merger Agreement, (iii) the due authorization by AEL of the Merger Agreement, (iv) the enforceability of the Merger Agreement against AEL, (v) the approval of the AEL Board of the Merger Agreement and the Transactions, including the Merger, (vi) the requirements under Iowa law and AEL bylaws to approve the Merger Agreement and the Merger and (vii) the fees and expenses payable to any brokers and advisors of AEL being true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of July 4, 2023 and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of AEL (other than the representations and warranties described in the two prior bullets), disregarding all materiality qualifiers, being true and correct as of July 4, 2023 and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have an AEL Material Adverse Effect;

•	AEL having performed or complied in all material respects with the obligations and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the closing;

•	AEL having delivered to Parent a certificate signed on behalf of AEL by an executive officer of AEL certifying that certain conditions above have been satisfied;

•	since July 4, 2023, no AEL Material Adverse Effect having occurred;

•

no burdensome condition having been imposed (see the section entitled “The Merger Agreement—Efforts to Complete the Merger—Burdensome Condition” beginning on page 114 of this joint proxy statement/prospectus for a description of burdensome conditions); and

•	FINRA having approved the Rule 1017 application (unless Parent has waived the receipt of FINRA’s approval of the Rule 1017 application as permitted by the Merger Agreement).

Additional Conditions—AEL

AEL’s obligations to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable Law) to the following additional conditions:

•

the representations and warranties of Parent and Merger Sub relating to (i) the power and authority of Parent and Merger Sub to execute, deliver and perform the Merger Agreement, (ii) the due authorization by Parent and Merger Sub of the Merger Agreement, (iii) the enforceability of the Merger Agreement against Parent and Merger Sub, (iv) the approval by the Parent Board and Merger Sub Board of the Merger Agreement and the Transactions, including the Merger, (v) the absence of any conflict with or violation of the organizational documents of Parent, Merger Sub or Parent’s other Subsidiaries, any Law applicable to Parent or any of its Subsidiaries, any consent or notice, or conflict with, violation or default of any certain material contracts to which Parent or any of its Subsidiaries is a party or any creation of any lien on any properties or assets of Parent or any of its Subsidiaries, except in certain cases, as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by Parent and Merger Sub of the Transactions, (vi) the absence of a required vote of the holders of any class or series of capital stock of Parent to approve the Merger Agreement and the Merger, (vii) the delivery by BN of the Guaranty and it being in full force and effect and (viii) the delivery by the Parent Group Shareholders of the Voting Agreement and it being in full force and effect being true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of July 4, 2023 and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of Parent and Merger Sub (other than the representations and warranties described in the first bullet above), disregarding all materiality qualifiers, being true and correct as of July 4, 2023 and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where such failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

•

Parent and Merger Sub having performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the closing;

•

Parent and Merger Sub having delivered to AEL a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and an executive officer of Merger Sub certifying that certain conditions above have been satisfied;

•

the representations and warranties of BAM relating to (i) the capitalization of BAM and (ii) there having been no event or condition that has had, or would reasonably be expected to have a BAM Material Adverse Effect from December 31, 2022 through July 4, 2023 being true and correct in all respects (except for de minimis inaccuracies) as of July 4, 2023 and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of BAM relating to (i) the power and authority of BAM to execute, deliver and perform the Merger Agreement, (ii) the due authorization by BAM of the Merger Agreement, (iii) the enforceability of the Merger Agreement against BAM, (iv) the absence of any conflict with or violation of the organizational documents of BAM or any of its Subsidiaries, any Law applicable to BAM or any of its Affiliates, any consent or notice, or conflict with, violation or default of any certain material contracts to which BAM or any of its Subsidiaries is a party or any creation of any lien on any properties or assets of BAM or any of its Subsidiaries, except in certain cases, as would not reasonably be expected to have a BAM Material Adverse Effect and (v) the fees and expenses payable to any brokers and advisors of BAM being true in all material respects (without regard to any materiality qualifiers specified therein) as of July 4, 2023 and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of BAM (other than the representations and warranties described in the two prior bullets), disregarding all qualifications or limitations as to “materiality”, “BAM Material Adverse Effect” or similar effect, being true and correct as of July 4, 2023 and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where such failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have a BAM Material Adverse Effect;

•	BAM having performed or complied in all material respects with the obligations and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the closing; and

•	BAM having delivered to AEL a certificate signed on behalf of BAM by an executive officer of BAM certifying that certain conditions above have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the requisite approval of the Shareholders (except as otherwise noted), under any of the following circumstances:

Termination by Mutual Consent

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of AEL and Parent.

Termination by AEL or Parent

Either AEL or Parent may terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•

if the Merger has not been consummated by an initial outside date of April 4, 2024; provided, however, that if the conditions relating to the waiting period applicable to the Transactions under the HSR Act, regulatory approvals and timing agreements with a Governmental Authority described in the third, fourth and fifth bullets under “Conditions that Must Be Satisfied or Waived for the Merger to Occur—Mutual Closing Conditions” above have not been satisfied or waived on or prior to the April 4, 2024 but all other conditions to closing have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied)), the outside date may be extended by either AEL or Parent to a date not beyond July 5, 2024 by providing a written notice to the other party prior to 5:00 p.m. (New York time) on April 4, 2024 (however, the right to terminate the Merger Agreement pursuant to this bullet will not be available to any party whose breach of any of such party’s representations and warranties set forth in the Merger Agreement, whose failure to perform its obligations under the Merger Agreement, whose failure to act in good faith or whose failure to use its reasonable best efforts to consummate the Transactions has been a proximate cause of or resulted in the failure of the Merger to be consummated on or prior the outside date);

•

if there is in effect any injunction, judgment or ruling, enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions, except that the party seeking to terminate the Merger Agreement pursuant to this bullet must have performed in all material respects its obligations under the Merger Agreement, acted in good faith and used reasonable best efforts to prevent the entry of and to remove any such restraint, as required by the provisions described under the section entitled “The Merger Agreement—Efforts to Complete the Merger” beginning on page 113 of this joint proxy statement/prospectus; or

•

if the Shareholders do not approve the Merger Proposal following a vote thereon having been taken at the Special Meeting or at any postponement, recess or adjournment thereof taken in accordance with the Merger Agreement.

Termination by Parent

Parent may also terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•

if AEL has breached any of its representations or warranties, or has failed to perform any of its obligations or agreements contained in the Merger Agreement, which breach or failure would result in the failure of certain conditions to the obligations of Parent, Merger Sub and BAM to consummate the Merger described under the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur—Additional Conditions – Parent, Merger Sub and BAM” beginning on page 120 of this joint proxy statement/prospectus to be satisfied and which is not reasonably capable of being cured prior to the outside date or, if reasonably capable of being cured, has not been cured by the earlier of the outside date and 30 days following receipt by AEL of written notice from Parent stating its intention to terminate the Merger Agreement, except that Parent will not have the right to terminate the Merger Agreement under this provision if either Parent, Merger Sub or BAM is in material breach of any of its representations, warranties, obligations or agreements under the Merger Agreement; or

•	if, prior to the approval of the Merger Proposal by the Shareholders, the AEL Board has made and not withdrawn an adverse recommendation change.

Termination by AEL

AEL may also terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•

if any of Parent, Merger Sub or BAM has breached any of its representations or warranties, or has failed to perform any of its obligations or agreements contained in the Merger Agreement, which breach or failure would result in the failure of certain conditions to the obligations of AEL to consummate the Merger described under the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur—Additional Conditions—AEL” beginning on page 121 of this joint proxy statement/prospectus to be satisfied and which is not reasonably capable of being cured prior to the outside date or, if reasonably capable of being cured, has not been cured by the earlier of the outside date and 30 days following receipt by Parent, Merger Sub or BAM, as applicable, of written notice from AEL stating its intention to terminate the Merger Agreement, except that AEL will not have the right to terminate the Merger Agreement under this provision if it is in material breach of any of its representations, warranties, obligations or agreements under the Merger Agreement; or

•

if, prior to the approval of the Merger by the Shareholders, the AEL Board has authorized AEL to enter into an alternative acquisition agreement with respect to a superior proposal and, prior to or concurrently with such termination, AEL enters into such alternative acquisition agreement and pays to Parent an amount equal to the termination fee, as further discussed below, in accordance with the Merger Agreement.

Effect of Termination of the Merger Agreement

In the event of termination of the Merger Agreement in accordance with its terms by a party, written notice will be given to the other parties specifying the provision of the Merger Agreement pursuant to which such termination is made and the Merger Agreement will become null and void (other than certain provisions of the Merger Agreement, the confidentiality agreement entered into in connection with the Transactions and the Guaranty, all of which survive termination of the Merger Agreement) without liability on the part of any party or its directors, officers or affiliates, other than, (i) with respect to any party to the Merger Agreement, the obligations pursuant to certain provisions that will survive the termination of the Merger Agreement and (ii) with respect to any party to the Guaranty and Voting Agreement, the liabilities that may exist pursuant to the terms and conditions of the Guaranty and Voting Agreement. In addition, nothing will relieve any party to the Merger Agreement from liability for any willful breach of the Merger Agreement or fraud.

Expenses; Fees Relating to the Termination of the Merger Agreement

Generally, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring or required to incur such fees and expenses, whether or not the Merger is consummated.

AEL will be required to pay a termination fee of $102,000,000 (which we refer to as the “termination fee”) to Parent under the following circumstances:

•	AEL terminates the Merger Agreement prior to the Shareholders approving the Merger Proposal to enter into an alternative acquisition agreement with respect to a superior proposal;

•	Parent terminates the Merger Agreement due to the AEL Board having made and not withdrawn an adverse recommendation change prior to the Shareholders approving the Merger Proposal; or

•

Parent or AEL terminates the Merger Agreement as a result of the failure of the Shareholders to approve the Merger at the Special Meeting and prior to such termination, a takeover proposal has been publicly announced or publicly made known to the AEL Board or the Shareholders (and not withdrawn) and AEL consummates or enters into a definitive agreement to consummate a takeover proposal within 12 months after the termination of the Merger Agreement, except that, for purposes of this bullet only, the reference in the definition of “takeover proposal” to “20%” is replaced with a reference to “50%”.

The Merger Agreement provides that (i) in no event will AEL be required to pay the termination fee more than once and (ii) the agreements described above are an integral part of the Transactions and that, without those agreements, the other parties would not enter into the Merger Agreement. If AEL fails to promptly pay an amount due pursuant to this section, and, in order to obtain such payment, Parent commences an Action that results in a judgment against AEL for the termination fee, AEL must pay to Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime lending rate published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

Amendment or Supplement and Waiver

The Merger Agreement may be amended or supplemented only by written agreement of the parties, by action taken or authorized by the AEL Board, an authorized officer of BAM and the Parent Board, at any time before or after the receipt of the requisite approval of the Shareholders of the Merger, but after the requisite approval of the Shareholders of the Merger, no amendment may be made that by Law requires further approval by the Shareholders without such further approval.

At any time prior to the closing, Parent and AEL may, subject to applicable Law, (i) waive any inaccuracies in the representations and warranties of the other party, (ii) extend the time for performance of any of the obligations or other acts of the other parties or (iii) subject to applicable Law, waive compliance by the other party with any of the agreements contained in the Merger Agreement or waive any of such party’s conditions. No failure or delay by a party in exercising any of its rights under the Merger Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right under the Merger Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

No Third-Party Beneficiaries

While the Merger Agreement is not intended and will not be construed to create any third-party beneficiaries or confer upon any Person other than the parties to the Merger Agreement any rights, benefits or remedies of any nature whatsoever under or by reason of the Merger Agreement, it provides limited exceptions for (i) each holder of AEL Common Stock at the Effective Time in regards to its rights to receive the Merger Consideration, (ii) each holder of AEL Preferred Stock in regards to its rights to receive preferred stock of the Surviving Company in accordance with the Merger Agreement and (iii) each present and former director and officer of AEL or any of its Subsidiaries (and each such Person’s heirs, executors and administrators) in regards to his or her right to continue to have indemnification, advancement of expenses and liability insurance coverage following completion of the transactions as described under the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 117 of this joint proxy statement/prospectus.

Specific Performance

AEL and Parent agreed in the Merger Agreement that if for any reason any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, irreparable damage would be caused for which monetary relief would not be an adequate remedy under applicable Law. Accordingly, each of the parties to the Merger Agreement agreed that, in addition to all other remedies to which it may be entitled, (i) each of the parties to the Merger Agreement is entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in the courts in the State of Iowa or the federal courts of the United States of America located in the State of Iowa and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, neither AEL nor Parent would have entered into the Merger Agreement. Such relief may be sought without the posting of a bond or other necessary security. The parties agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law.

Governing Law; Jurisdiction

The Merger Agreement is governed by and construed in accordance with, the Laws of the State of Iowa applicable to contracts executed in and performed entirely within that state, without regard to any laws that might otherwise govern under any applicable conflicts of laws principles.

All actions that arise out of or relating to the interpretation and enforcement of the Merger Agreement and in respect of the Transactions will be heard and determined in the Iowa District Court for Polk County, or, if the Iowa District Court declines to accept jurisdiction over a particular matter, any federal court within the State of Iowa, or, if both the Iowa District Court and the federal courts within the State of Iowa decline to accept jurisdiction over a particular matter, any other state court within the State of Iowa, and, in each case, any appellate court therefrom.

COMPARISON OF SECURITYHOLDER RIGHTS

General

AEL is incorporated under the Laws of Iowa and, accordingly, the rights of holders of the AEL Common Stock are governed by the IBCA, the Articles of Incorporation of AEL (the “AEL Articles”) and the Amended and Restated Bylaws of AEL (the “AEL Bylaws”, and together with the AEL Articles, the “AEL Organizational Documents”). BAM is organized under the Laws of the Province of British Columbia and, accordingly, the rights of holders of BAM Class A Stock are governed by the Business Corporations Act (British Columbia) (the “BCBCA”), the Notice of Articles of BAM (the “BAM Notice of Articles”) and the Articles of BAM (the “BAM Articles”, and together with the BAM Notice of Articles, the “BAM Organizational Documents”).

Material Differences Between the Rights of Holders of the AEL Common Stock and BAM Class A Stock

The following comparison is a summary of certain material differences between the rights of holders of AEL Common Stock and BAM Class A Stock under the AEL Organizational Documents, the BAM Organizational Documents and the applicable Laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of the (i) IBCA, (ii) BCBCA, (iii) AEL Organizational Documents and (iv) BAM Organizational Documents.

This section does not include a complete description of all of the differences between the rights of holders of AEL Common Stock and BAM Class A Stock, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the Laws of Iowa and the Province of British Columbia, as well as the AEL Organizational Documents and the BAM Organizational Documents, each as amended, restated, supplemented or otherwise modified from time to time.

	AEL Common Stock	BAM Class A Stock
Corporate Governance	AEL is a corporation incorporated under the Laws of Iowa. The rights of holders of the AEL Common Stock are governed by the IBCA and the AEL Organizational Documents.	BAM is a company incorporated under the Laws of the Province of British Columbia. The rights of holders of BAM Class A Stock are governed by the BCBCA and the BAM Organizational Documents.

Authorized Capital Stock

AEL is authorized to issue up to (i) 200,000,000 shares of Common Stock with a par value of $1.00 per share and (ii) 2,000,000 shares of preferred stock with a par value of $1.00 per share in one or more series.

BAM is authorized to issue (i) an unlimited number of class A preference shares (the “BAM Class A Preference Stock”), (ii) an unlimited number of BAM Class A Stock and (iii) 21,280 class B limited voting shares (the “BAM Class B Stock”), each without par value.

Under the AEL Articles, but subject to the terms of any outstanding class or series of preferred stock, the AEL Board is authorized, without shareholder approval, to determine the terms, including the preferences, rights and limitations, to any class of shares before the issuance of any shares of that class or any series within a class before the issuance of any shares of that series.

Under the BCBCA, a company’s notice of articles must set out the identifying name of each class or series of its shares and the kind of shares of which that class or series consists, for each class or series, the maximum number of shares of that class or series that the company is authorized to issue or state that there is no maximum number, the par value of any shares with par value and identify any shares without

	AEL Common Stock	BAM Class A Stock
par value. The company’s articles must set out, in respect of each class and series of shares, any special rights and restrictions in respect of those shares and series of shares.

Voting Rights

Each shareholder entitled to vote retains the right to one vote (which may be cast either in person or by proxy) for each share of outstanding Common Stock held thereby on the record date. Other than with respect to the election of directors, and unless a greater number is required by Law, action on a matter is approved if the votes cast for such matter exceed the votes cast opposing such matter, so long as a quorum exists.

Absent special circumstances, under Section 2.8(c) of the AEL Bylaws and IBCA § 490.721, shares may not be voted if the shares are held by a majority-owned subsidiary of AEL.

Except as otherwise expressly provided in the BAM Organizational Documents, each holder of BAM Class A Stock and BAM Class B Stock is entitled to notice of, and to attend and vote at, all meetings of the BAM’s shareholders, other than meetings at which holders of only a specified class or series may vote, and is entitled to cast one vote per share. Subject to applicable Law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, two-thirds, of the votes cast by holders of BAM Class A Stock who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, two-thirds, of the votes cast by holders of BAM Class B Stock who vote in respect of the resolution or special resolution, as the case may be. On any matters for BAM that require shareholder approval, approval must be obtained from the holders of the BAM Class A Stock and the holders of the BAM Class B Stock, in each case voting separately as a class. In the event that holders of BAM Class A Stock vote for a resolution and the holders of BAM Class B Stock votes against, or vice versa, such resolution would not receive the requisite approval and would therefore not be passed.

Size of Board

The AEL Board currently has 10 Directors that have staggered terms. AEL’s Corporate Governance Standards note that the optimum size of the AEL Board is generally between seven and 11 directors. Each director will serve for three-year terms, each concluding at the annual general meeting of AEL.

The BAM Board currently has 12 directors. BAM has a policy in relation to the independent members on the BAM Board to ensure that the BAM Board operates independent of management and effectively oversees the conduct of management.

	AEL Common Stock	BAM Class A Stock
Vacancies, Elections and Removal of Directors

Any vacancy occurring in the AEL Board, including a vacancy resulting from an increase in the number of directors, may be filled by an affirmative vote of a majority of the remaining AEL Board (even if less than a quorum remain). A director so elected to fill a vacancy shall hold office until the next election of directors by the shareholders.

AEL has a staggered board. The AEL Board has three classes of directors. Only one class of directors is elected annually. Each class is elected for a three-year term.

Directors may be removed by shareholders with or without cause, but only at a special meeting called for such purpose, if the votes cast for removal at such meeting exceed the votes cast against removal.

In the election of directors, holders of the BAM Class A Stock are entitled to elect one half of the BAM Board. Each holder of shares of a class or series of shares entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among the candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have distributed the holder’s votes equally among the candidates for whom the holder voted.

Each of the directors will serve until the next annual meeting of shareholders of BAM or his or her death, resignation or removal from office, whichever occurs first. Casual vacancies on the BAM Board may be filled by the directors; however, if BAM has no directors or fewer directors in office than the number set pursuant to the BAM Organizational Documents as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the BAM Board. A director may be removed from office by a special resolution of the shareholders. A director will be removed from the BAM Board if he or she is convicted of an indictable offence or ceases to be qualified to act as a director of a company and does not promptly resign.

Process to Amend the Governing Instruments

Amendments to the AEL Articles generally must be adopted by the AEL Board and approved by shareholders. IBCA § 490.1005 includes enumerated exceptions for amendments that do not require approval by the shareholders (for e.g., duration of the corporation, names and officers and directors and registered agent).

If the BCBCA does not specify the type of resolution and the BAM Organizational Documents do not specify another type of resolution, BAM may by special resolution alter the BAM Organizational Documents.

Under the BAM Organizational Documents, an alteration of the BAM Articles requires authorization by a special resolution of the shareholders, which is

	AEL Common Stock	BAM Class A Stock

Once a quorum is established (a majority

of the votes entitled to be cast by the applicable voting group entitled to vote, plus a majority of the shares of any class entitled to vote as a separate group on a matter), action on a matter is approved if the votes cast in favor of such action exceeds votes against. There is no supermajority requirement for amendments to the AEL Articles.

The AEL Bylaws provide that they may be amended or repealed by the AEL Board or by the shareholders, though the shareholders may from time to time specify particular provisions of the AEL Bylaws which shall not be amended or repealed by the AEL Board.

approval by two-thirds of the votes cast by holders of BAM Class A Stock and BAM Class B Stock entitled to vote or by the methods specified in the BAM Organizational Documents. An alteration to the BAM Notice of Articles to change the company name, subdivide or consolidate any of the unissued or fully paid issued shares, or alter the identifying name of any of the shares requires authorization by a resolution of the directors. Alterations that affect a particular class or series in a manner that would prejudice or interfere with the rights of such class or series will entitle the affected class or series to consent by special resolution to the alteration whether or not such class or series otherwise carries the right to vote.

Special Meetings of Shareholders

AEL is required to hold a special meeting of AEL’s shareholders only (i) on call of the Board (or anyone else authorized to call a special meeting by the AEL Organizational Documents) or (ii) by shareholders holding at least 50% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting upon written demand by such shareholders describing the purpose or purposes for such meeting. Currently, neither the AEL Articles nor the AEL Bylaws include an express authorization of any Persons to call a special meeting.

BAM must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as a special resolution or a special separate resolution, and any notice to consider approving a continuation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in the BAM Organizational Documents, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of BAM, unless the BAM Organizational Documents otherwise provide, at least 21 days before the meeting.

Written Consent in Lieu of Meeting

Under the AEL Bylaws, any action taken at a meeting of the shareholders may be taken without a meeting if a consent in writing setting forth the action shall be signed by the holders of outstanding shares having not less than 90% of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted, subject to the requirements and limitations of the IBCA.

Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution. A consent resolution requires (i) in the case of an action requiring an ordinary resolution, the written consent of shareholders holding two-thirds of the shares that carry the right to vote at general meetings of BAM or (ii) in the case of any other resolution, with a written consent

	AEL Common Stock	BAM Class A Stock
executed by all shareholders that carry the right to vote at general meetings of BAM or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be.

Limitation of Liability and Indemnification of Directors and Officers

Under the AEL Articles, a director of AEL will not be liable to AEL or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for (i) the amount of a financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on AEL or AEL’s shareholders; (iii) unlawful distributions in violation of the IBCA; and (iv) an intentional violation of criminal law. In addition, each individual who is or was a director of AEL who was or is made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of AEL or is or was serving at the request of AEL as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (“Indemnitee”), shall be indemnified and held harmless by AEL to the fullest extent permitted by applicable law. An Indemnitee will be indemnified by AEL for any action taken, or failure to take any action, as a director, except liability for (i) receipt of a financial benefit to which the person is not entitled; (ii) an intentional infliction of harm on AEL or its shareholders; (iii) unlawful distributions in violation of the IBCA; and (iv) an intentional violation of criminal law. Any Indemnitee and any officer of AEL will also be entitled to have AEL pay the expenses reasonably incurred in defending any such proceeding against such Indemnitee, or any similar type of proceeding against such officer, in advance of its final disposition, to the fullest extent authorized by applicable law.

No director will be personally liable to BAM or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in the BAM Organizational Documents or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations promulgated thereunder, or (ii) liability that by virtue of any enactment or rule of Law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to BAM.

Subject to the BCBCA, BAM must indemnify each “eligible party” (defined as an individual who is or was a director or officer of BAM) and the heirs and legal personal representatives of each eligible party against all eligible penalties to which such Person is or may be liable, and BAM must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such Person in respect of that proceeding. Each eligible party is deemed to have contracted with BAM on the terms of the indemnity contained in the BAM Organizational Documents.

Subject to any restrictions in the BCBCA, BAM may agree to indemnify and may indemnify any Person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that Person for BAM.

	AEL Common Stock	BAM Class A Stock

Dividends and Distributions

Dividends on Common Stock are at the sole discretion of the AEL Board. Under the AEL Articles, subject to the rights of holders of Preferred Stock, holders of Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the AEL Board and are entitled to share ratably in all assets of AEL available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of AEL.

The payment of dividends or distributions, including surplus note payments, by AEL insurance subsidiaries is subject to regulation by each subsidiary’s state of domicile’s insurance department. Currently, American Equity Life may pay dividends or make other distributions without the prior approval of the Iowa Insurance Commissioner, unless such payments, together with all other such payments within the preceding 12 months, exceed the greater of (1) American Equity Life’s statutory net gain from operations for the preceding calendar year, or (2) 10% of American Equity Life’s statutory surplus at the prior year-end. For 2023, up to $369.3 million can be distributed as dividends by American Equity Life without prior approval of the Iowa Insurance Commissioner. In addition, in many U.S. states, dividends and surplus note payments may be made only out of earned surplus, and all surplus note payments are subject to prior approval by regulatory authorities. American Equity Life had $2.0 billion of statutory earned surplus at December 31, 2022.

All states have also enacted regulations on the activities of insurance holding company systems, including acquisitions, extraordinary dividends, the terms of affiliate transactions, enterprise risk management, and other related matters. American Equity Life is registered pursuant to such legislation in Iowa. A number of state legislatures have also considered or have enacted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems.

Subject to the BCBCA, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable. A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of BAM or any other entity, or in any one or more of those ways. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend. Notwithstanding anything contained in the BAM Organizational Documents, the directors may from time to time capitalize any retained earnings or surplus of BAM and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of BAM as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

If any difficulty arises in regard to a distribution under the BAM Organizational Documents, the directors may settle the difficulty as they deem advisable, and, in particular, may: (a) set the value for distribution of specific assets; (b) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and (c) vest any such specific assets in trustees for the Persons entitled to the dividend.

Under the BCBCA, a company may not declare or pay dividends or purchase or redeem its shares if there are reasonable grounds for believing that the company is insolvent, or the action would render the company insolvent. “Insolvent” is defined to mean that a company is unable to pay its debts as they become due in the ordinary

	AEL Common Stock	BAM Class A Stock
course of business. The BCBCA does not impose a net asset insolvency test for these purposes.

Liquidation

Subject to the rights of the holders of any outstanding Preferred Stock, upon the dissolution of AEL or upon its liquidation otherwise, or upon any distribution of its assets by way of return of capital, the holders of Common Stock shall be entitled to receive and be paid all the remaining assets of AEL.

The BAM Class A Stock and the BAM Class B Stock shall rank on parity with each other and shall rank after the BAM Class A Preference Stock with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of BAM. After payment to the holders of the BAM Class A Preference Stock and any other shares ranking as to dividends prior to the BAM Class A Stock and the BAM Class B Stock of the amount or amounts to which they may be entitled, the holders of the BAM Class A Stock and the BAM Class B Stock shall be entitled to receive any dividend declared by the BAM Board and to receive the remaining property of BAM on dissolution.

Fiduciary Duties

Under Iowa law, directors of an Iowa corporation each owe a fiduciary duty and a duty of care and loyalty in their dealings with or on behalf of AEL. Under the IBCA, a director must perform his duties on the board or on any of its committees: (i) in good faith, (ii) in a manner the director reasonably believes to be in the best interests of the corporation and (iii) with the care a Person in a like position would reasonably believe appropriate under similar circumstances. A director is entitled to rely on information provided by others, so long as the director does not have knowledge that makes reliance unwarranted.

In addition to any enactment or rule of Law or equity relating to the duties or liabilities of directors and offices of a company, the directors of BAM have three principal responsibilities under the BCBCA and the BAM Organizational Documents, being (i) the duty to manage or supervise the management of the business and affairs of BAM, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of BAM and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

In addition, the BCBCA imposes duties with respect to the disclosure of conflicts of interest and accounting for profits where conflicts have not been disclosed.

Protection of Shareholders

Under the IBCA, a shareholder has appraisal rights, in certain specified circumstances, including certain mergers, shares exchanges and sales of assets, with some exceptions. For example, appraisal rights are not available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of a merger or share exchange or for any holders of securities

Under the BCBCA, pursuant to the oppression remedy, any holder of BAM Class A Stock may apply to court for an order on the grounds that the affairs of BAM are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more of the shareholders, or where there has been some act of BAM that is unfairly prejudicial to one or more of the shareholders.

	AEL Common Stock	BAM Class A Stock
listed on a national securities exchange. Notwithstanding the foregoing, appraisal rights are available under the IBCA for shareholders where in an interested transaction.

Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of BAM to enforce a right, duty or obligation owed to BAM that could be enforced by BAM itself or to obtain damages for any such breach of right, duty or obligation.

Takeover Bids, Issuer Bids and Tender Offers

AEL has not opted out of Section 1110 of the IBCA, which provides that a company cannot engage in any “business combination” with any “interested shareholder” for a period of three years following the time that the shareholder became an interested shareholder, unless (i) prior to the shareholder becoming an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors and officers and certain employee stock plans) or (iii) at or after the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholder’s meeting (i.e., not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

The BCBCA provides a right of compulsory acquisition for an offeror that acquires 90% of a company’s securities pursuant to a takeover bid or issuer bid. Specifically, the BCBCA provides that if, within four months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within five months after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. The BCBCA also provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a security holder who did not accept the original offer may require the offeror to acquire the security holder’s securities on the same terms contained in the original offer. Offerees may apply to the court, within two months of receiving notice, and the court may set a different price or terms of payment and may make any consequential orders or directions as it considers appropriate.

CERTAIN BENEFICIAL OWNERS OF AEL COMMON STOCK

Beneficial Ownership Table

The following table sets forth certain information regarding the beneficial ownership of AEL Common Stock as of October 10, 2023. The information is provided with respect to (a) each Person who is known by AEL to own beneficially more than 5% of the outstanding shares of AEL Common Stock, (b) each AEL director, (c) each AEL named executive officer and (d) all of AEL’s directors and executive officers, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of AEL Common Stock the person has or shares voting or dispositive power over and any additional shares obtainable within 60 days through the exercise of options, warrants or other purchase rights. AEL Common Stock subject to options, warrants or other rights to purchase that are currently exercisable or are exercisable within 60 days of October 10, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. An asterisk indicates beneficial ownership of less than 1% of AEL Common Stock.

Beneficial Owners	AEL Common Stock(1)		Percentage of Class(1)
Dimensional Fund Advisors LP.	7,005,497	(2)	8.91%
The Vanguard Group	9,856,998	(3)	12.54%
BlackRock, Inc.	11,484,877	(4)	14.61%
Brookfield Reinsurance Ltd.	15,886,163	(5)	20.20%

Directors
Anant Bhalla Director; President and Chief Executive Officer	462,105	(6)	*
David S. Mulcahy Director; Chairman	119,364		*
Michael E. Hayes Director	3,995		*
Robert L. Howe Director	78,282		*
William R. Kunkel Director	48,135		*
Brenda J. Cushing Director	22,925		*
Douglas T. Healy Director	13,075		*
Alan D. Matula Director	43,245		*
Gerard Nugent Director	53,507		*
Joyce A. Chapman Director	51,183		*

Executive Officers
Axel André	813		*
James L. Hamalainen(8)	1,370		*
Jeffrey D. Lorenzen	31,718		*
All Directors and Executive Officers as a Group, including but not limited to those active individuals listed above	932,695	(7)	*

(1)

This column includes AEL Common Stock, including restricted shares, beneficially owned by officers, directors, nominees for director and beneficial owners of more than 5% of AEL Common Stock. In accordance with SEC rules, this column also includes shares that may be acquired upon the exercise of options or other convertible securities that are exercisable or convertible on the record date, or will become exercisable or convertible within 60 days of that date, which are considered beneficially owned. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or other convertible securities held by that person that are exercisable or convertible on the record date, or exercisable or convertible within 60 days of the record date, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person. In addition, under applicable Law, shares that are held indirectly are considered beneficially owned. Directors, nominees for director and executive officers may also be deemed to own, beneficially, shares included in the amounts shown above which are held in other capacities. The holders may disclaim beneficial ownership of shares included under certain circumstances. A list of AEL executive officers is included in AEL’s Annual Report for the year ended December 31, 2022. See the section entitled “Where You Can Find Additional Information” beginning on page 138 of this joint proxy statement/prospectus for instructions on how to obtain copies of the Form 10-K.

(2)

The address of Dimensional Fund Partners LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746. This information is based solely on the Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 10, 2023, which reported ownership as of December 30, 2022.

(3)

The address of The Vanguard Group is 100 Vanguard Blvd, Malvern, Pennsylvania 19355. This information is based solely on the Schedule 13G/A filed with the SEC by The Vanguard Group on February 9, 2023, which reported ownership as of December 30, 2022.

(4)

The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001. This information is based solely on the Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 26, 2023, which reported ownership as of December 31, 2022.

(5)

The address of Brookfield Reinsurance Ltd. is Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke HM08, Bermuda. This information is based solely on the Schedule 13D/A filed with the SEC by Brookfield Reinsurance Ltd. on July 5, 2023, which reported ownership as of July 4, 2023.

(6)	The number includes 43,524 shares that may be acquired through options that are exercisable as of, or will become exercisable within 60 days of, October 10, 2023.
(7)	The number includes 43,524 shares that may be acquired through options that are exercisable as of, or will become exercisable within 60 days of, October 10, 2023.
(8)

In addition, Mr. Hamalainen had beneficial ownership of 2,000 shares of our Series A Preferred Stock. As of October 10, 2023, no director, director nominee, or executive officer beneficially owned 1% or more of the total outstanding shares of our Series A Preferred Stock.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires AEL’s executive officers and directors and persons who beneficially own more than 10% of a registered class of AEL’s equity securities to file initial reports of ownership and reports of changes in ownership with the SEC. AEL’s executive officers, directors and greater than 10% beneficial owners are required by applicable SEC regulations to furnish AEL with copies of all Section 16(a) forms they file. To AEL’s knowledge, as of the date hereof, based upon a review of such forms furnished to AEL and information involving securities transactions of which AEL is aware, all of AEL’s officers, directors and greater than 10% beneficial owners have been in compliance with the filing requirements of Section 16(a) of the Exchange Act during the 2023 fiscal year, except for Dewayne Lummus who filed (i) an amended Form 3 disclosing shares of AEL Common Stock that were beneficially owned by him as of the date of his original Form 3 filing in fiscal year 2021 and (ii) two late reports on Form 4 disclosing five acquisitions of AEL Common Stock in fiscal year 2023 that were not reported on a timely basis.

LEGAL MATTERS

The validity of the BAM Class A Stock offered by this joint proxy statement/prospectus will be passed upon by McMillan LLP, British Columbia counsel to BAM.

EXPERTS

The consolidated statement of financial position of AEL and subsidiaries as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes and schedules and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated by reference to the AEL Annual Report in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report. Such financial statements, financial statement schedules and management’s assessment are incorporated by reference in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows of AEL and subsidiaries for the year ended December 31, 2020, and the related notes (and financial statement schedules II to IV), incorporated by reference in this joint proxy statement/prospectus, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report. Such financial statements and financial statement schedules are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Brookfield Asset Management Ltd. as of December 31, 2022, and for the period from incorporation on July 4, 2022 to December 31, 2022, included in this joint proxy statement/prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Brookfield Asset Management ULC as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, included in this joint proxy statement/prospectus, have been audited by Deloitte LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

The combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries as of December 31, 2022 and for the year ended December 31, 2022 included in Annex D-1 to this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing herein, and are included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

BAM is incorporated under the Laws of British Columbia, Canada, most of its officers and directors are not residents of the United States, and a substantial portion of the assets of BAM and said persons are located outside the United States. As a result, it may be difficult for U.S. investors to: (i) effect service within the United States upon BAM or those directors and officers who are not residents of the United States; or (ii) realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

Certain directors of BAM reside outside of Canada. Although each of BAM’s non-resident directors has appointed BAM, Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 as its agent for service of process in Ontario, it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. Furthermore, it may be difficult to realize upon or enforce in Canada any judgement of a court of Canada against the directors of BAM who reside outside of Canada since a substantial portion of the assets of such person may be located outside of Canada.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, the AEL Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this joint proxy statement/prospectus. In accordance with AEL’s bylaws and the IBCA, business transacted at the Special Meeting will be limited to those matters set forth in the accompanying notice of the Special Meeting. Nonetheless, if any other matter is properly presented at the Special Meeting, or any adjournment or postponement of the Special Meeting, and is voted upon, including any matter incident to the conduct of the Special Meeting, the enclosed proxy card will confer discretionary authority on the individuals named therein as proxies to vote the shares represented thereby as to any such other matter. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their discretion on any such matter.

FUTURE SHAREHOLDER PROPOSALS

If the Merger is completed prior to the time AEL’s annual meeting of shareholders would normally take place, AEL will not hold an annual meeting of shareholders in 2024 (which we refer to as the “2024 Annual Meeting”). However, if the Merger is not completed for any reason, AEL will hold the 2024 Annual Meeting. The 2024 Annual Meeting, if held, is anticipated to be held in June 2024.

SEC rules permit AEL shareholders to submit proposals to be included in AEL’s proxy materials if the AEL shareholder and the proposal satisfy the requirements specified in Rule 14a-8 of the U.S. Exchange Act. AEL shareholders who intend to submit a proposal or director nomination for the 2024 Annual Meeting must send the proposal or nomination, along with all information required by the AEL bylaws, to AEL’s principal executive offices at: American Equity Investment Life Holding Company, Attention: Corporate Secretary, 6000 Westown Parkway, West Des Moines, Iowa 50266.

AEL shareholder proposals are eligible for consideration for inclusion in AEL’s proxy statement for the 2024 Annual Meeting if they are received by AEL, in proper written form, no earlier than March 10, 2024 and no later than April 9, 2024. However, if the 2024 Annual Meeting is held on a date more than 30 days before or after June 8, 2024 (the anniversary date of the 2023 annual meeting), shareholder proposals for the 2024 Annual Meeting must be received not later than the close of business on the tenth day on which notice of the date of the annual meeting was mailed or the announcement of the date of the annual meeting was made in a press release reported by the Dow Jones News Services or similar publication or in a document publicly filed with the SEC pursuant to Sections 13, 14 or 15(d) of the U.S. Exchange Act, whichever first occurs. Shareholder proposals received after this date will be considered untimely under Rule 14a-8. To be considered for inclusion in the AEL-sponsored proxy materials, all proposals need to comply with Rule 14a-8 of the U.S. Exchange Act.

If an AEL shareholder desires to bring a matter (other than with respect to the nomination of a director for election) before the 2024 Annual Meeting that is not the subject of a proposal meeting the SEC proxy rule requirements for inclusion in the proxy statement, such shareholder must follow procedures outlined in AEL’s bylaws in order to present the proposal at the meeting by appearing in person or by proxy.

AEL reserves the right to decline to include in its proxy materials any AEL shareholder proposal that does not comply with the rules of the SEC for inclusion therein. AEL will furnish copies of the applicable AEL bylaw provisions that set forth the requirements for an AEL shareholder’s written notice upon written request to the Corporate Secretary of AEL at the address listed above. To nominate a director for consideration at the 2024 Annual Meeting, AEL shareholders must notify AEL’s Corporate Secretary in proper written form of his/her intention to do so and provide AEL with the information required by the advance notice provision of the AEL bylaws on or after March 10, 2024 and no later than April 9, 2024. In the event that the date of the 2024 Annual Meeting is changed by more than 30 days from the anniversary date of AEL’s 2023 annual meeting of stockholders, such notice must be received not later than the close of business on the tenth day on which notice of the date of the annual meeting was mailed or the announcement of the date of the annual meeting was made in a press release reported by the Dow Jones News Services or similar publication or in a document publicly filed with the SEC pursuant to Sections 13, 14 or 15(d) of the U.S. Exchange Act, whichever first occurs.

An AEL shareholder’s submission of a proposal or director nomination must include information specified in AEL’s bylaws concerning the proposal or nomination, as the case may be, and certain information as to the stockholder’s ownership of AEL Common Stock. Any person considering submission of a proposal for an item of business or a nomination to be considered at an AEL shareholder meeting should carefully review the AEL bylaws. Proposals or nominations that do not meet the requirements set forth therein will not be entertained at the 2024 Annual Meeting. Nominations of directors and notices relating thereto must meet all other qualifications and requirements of AEL’s committee charters and Regulation 14A under the U.S. Exchange Act. Any shareholder nominees will be evaluated by the Nominating and Corporate Governance Committee of the AEL Board using the same standards as it uses for all other director nominees.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single joint proxy statement/prospectus or annual report, as applicable, addressed to those shareholders. As permitted by the U.S. Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to Shareholders residing at the same address, unless such Shareholders have notified AEL of their desire to receive multiple copies of this joint proxy statement/prospectus. This process, which is commonly referred to as “householding”, potentially provides extra convenience for shareholders and cost savings for AEL. AEL will promptly deliver a separate copy of this joint proxy statement/prospectus to you if you direct your request to AEL’s Investor Relations Department by mail at American Equity Investment Life Holding Company, Attention: Investor Relations, P.O. Box 71216, Des Moines, Iowa 50325 or by phone at +1 (515) 273-3763. If you want to receive separate copies of this joint proxy statement/prospectus, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, trustee or other nominee, or you may contact AEL at the above address and telephone number.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

AEL files annual, quarterly and current reports, proxy statements and other information with the SEC. BAM files annual reports, current reports and other information with the SEC under the U.S. Exchange Act. As BAM is considered a “foreign private issuer”, under the rules adopted under the U.S. Exchange Act, it is exempt from certain of the requirements of the U.S. Exchange Act, including the proxy and information provisions of Section 14 of the U.S. Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the U.S. Exchange Act.

You may obtain copies of these reports and other information at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this joint proxy statement/prospectus. You may also access the SEC filings and obtain other information about AEL and BAM through the websites maintained by AEL and BAM at https://ir.american-equity.com and https://bam.brookfield.com, respectively. The internet website addresses of BAM and AEL are provided as inactive textual references only. The information contained in those websites is not incorporated by reference in, or in any way part of, this joint proxy statement/prospectus.

BAM has filed with the SEC this Registration Statement, under the U.S. Securities Act, to register the issuance of the BAM Class A Stock constituting the Stock Consideration. The Registration Statement, including attached exhibits, contains additional relevant information about AEL, BAM, the AEL Common Stock and the BAM Class A Stock. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the Registration Statement or exhibits to the Registration Statement. The Registration Statement and its exhibits are available for inspection as set forth above.

BAM also files reports, statements and other information with applicable Canadian securities regulatory authorities. BAM’s filings are electronically available to the public at http://www.sedarplus.ca. The information contained on such website is not incorporated by reference into this joint proxy statement/prospectus.

Incorporation of Certain Documents by Reference

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows AEL to “incorporate by reference” into this joint proxy statement/prospectus documents that AEL files with the SEC, including certain information required to be included in the Registration Statement, of which this joint proxy statement/prospectus forms a part. This means that AEL can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this joint proxy statement/prospectus, and later information that AEL files with the SEC will update and supersede that information, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus. AEL incorporates by reference the documents listed below and any documents subsequently filed by them pursuant to Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act and until the date that the offering of BAM Class A Stock is terminated. Notwithstanding the foregoing, information furnished by AEL on any Report of Foreign Private Issuer on Form 6-K or Current Report on Form 8-K, as applicable, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the U.S. Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

AEL Filings with the SEC (File No. 001-31911)	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2022, as filed February 28, 2023, as recast with respect to certain sections contained therein on Current Report on Form 8-K, as filed on August 9, 2023

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2023, as filed May 10, 2023, and June 30, 2023, as filed August 9, 2023

Definitive proxy statement on Form DEF14A	Filed April 28, 2023

Current Reports on Form 8-K

Filed February 16, 2023, March  20, 2023, April  5, 2023, April  17, 2023, April  28, 2023, May  8, 2023, May  9, 2023, June  14, 2023, June  27, 2023, July  5, 2023, July  11, 2023, August 7, 2023, August 9, 2023 and October 6, 2023

You can obtain any of the documents listed above from the SEC, through the website of the SEC at the address described above or from AEL, as applicable, by requesting them in writing or by telephone at the following address:

American Equity Investment Life

Holding Company

6000 Westown Parkway

West Des Moines, Iowa 50266

Attention: Investor Relations

Telephone: +1 (515) 273-3763

These documents are available without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF AEL COMMON STOCK AT THE SPECIAL MEETING. NEITHER BAM NOR AEL HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS READS ONLY AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS DOCUMENT BY REFERENCE OR IN BAM’S OR AEL’S AFFAIRS SINCE THE DATE OF THIS DOCUMENT.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY,

BROOKFIELD REINSURANCE LTD.,

ARCHES MERGER SUB INC.,

and, solely for the limited purposes set forth herein,

BROOKFIELD ASSET MANAGEMENT LTD.

Dated as of July 4, 2023

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 4, 2023, is by and among American Equity Investment Life Holding Company, an Iowa corporation (the “Company”), Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Parent”), Arches Merger Sub Inc., an Iowa corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Entities”), and solely for purposes of Article VI and Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c), Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia (“BAM”). The Company, Parent, Merger Sub and BAM are each referred to in this Agreement as a “party” and collectively as the “parties”.

WHEREAS, as of the date hereof, North End RE (Cayman) SPC and Freestone Re Ltd. (together, the “Parent Group Shareholders”), each an affiliate of Parent, collectively own 15,886,163 shares of common stock, par value $1.00, of the Company (“Common Stock”);

WHEREAS, the Board of Directors of each of Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) have unanimously (i) determined that the terms of this Agreement are in the best interests of Parent and Merger Sub, as applicable, (ii) adopted this Agreement and the transactions provided for herein in which Merger Sub will, in accordance with the Laws of the State of Iowa and subject to the terms and conditions set forth herein, merge with and into the Company, with the Company surviving such merger (the “Merger”) and (iii) declared the advisability of this Agreement and the Merger, and the Merger Sub Board has (x) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to Parent (as Merger Sub’s sole shareholder) for its approval and (y) resolved to recommend approval of the Merger and this Agreement to Parent (as Merger Sub’s sole shareholder);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are holders of Common Stock (collectively, “Parent Affiliated Shareholders”)), including in consideration of community interest factors as authorized to be considered by Section 490.1108A of the IBCA (“community interest factors”), (ii) adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to the shareholders of the Company for their approval and (iv) resolved, subject to Section 7.03, to recommend approval of the Merger and this Agreement to the Company’s shareholders;

WHEREAS, concurrently with the execution of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, the Chief Executive Officer of the Company (the “CEO”) has entered into a consulting agreement with Parent;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company a guaranty, dated as of the date hereof (the “Guaranty”), in favor of the Company and certain other Persons, and pursuant to which BN is guaranteeing certain obligations of certain persons under this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to the willingness of the Company to enter into this Agreement, the Parent Group Shareholders have entered into an agreement with the Company substantially in the form attached as Exhibit A (the “Voting Agreement”), pursuant to which, subject to the terms and conditions therein, the Parent Group Shareholders have agreed to vote all of their respective shares of Common Stock in favor of, and to otherwise support, the Merger; and

WHEREAS, the Company, the Parent Entities and BAM desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, each party agrees as follows:

ARTICLE I

DEFINITIONS AND TERMS

SECTION 1.01. Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and does not prohibit the Company from complying with its obligations set forth in Section 7.03 (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of a Takeover Proposal if such Takeover Proposal is made directly to the Company and not publicly disclosed).

“Action” means any action, suit or proceeding by or before any Governmental Authority.

“Actuarial Appraisal” has the meaning set forth in Section 4.16(a).

“Adverse Recommendation Change” has the meaning set forth in Section 7.03(d).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise. For purposes of this Agreement, (a) Parent and its Subsidiaries shall be deemed not to be Affiliates or portfolio companies of BN, BAM and their respective Subsidiaries, (b) BAM shall be deemed not to be an Affiliate or portfolio company of BN and its Subsidiaries and (c) Parent, BN and BAM and their respective Subsidiaries shall be deemed not to be Affiliates of the Company or any of its Subsidiaries.

“Agreement” has the meaning set forth in the preamble.

“Anti-Bribery Legislation” means all and any of the following: the U.S. Foreign Corrupt Practices Act of 1977; the Organisation for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889, the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001, the Bribery Act 2010, the Proceeds of Crime Act 2002, the Bermuda Bribery Act 2016 and any other applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or other applicable Laws relating to bribery or corruption.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act, all applicable non-U.S. antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable SAP” means, with respect to any Company Insurance Subsidiary, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the Insurance Regulator of such Company Insurance Subsidiary’s domiciliary jurisdiction.

“Ardea Partners” has the meaning set forth in Section 4.24.

“Articles of Merger” shall mean the articles of merger in the form mutually agreed to by Parent and the Company, as required by and executed in accordance with the IBCA.

“BAM” has the meaning set forth in the preamble.

“BAM Class A Fixed Stock Price” means an amount in cash equal to $16.15.

“BAM Class A Stock” has the meaning set forth in Section 6.02.

“BAM Class A Stock Price” means the volume-weighted average sales price per share taken to four decimal places of BAM Class A Stock on the US Consolidated Tape over the period of 10 consecutive trading days concluding with the market closing trade on the NYSE on the fifth trading day immediately preceding the Closing Date (such period, the “BAM Class A Stock Price Measuring Period”), as calculated by Bloomberg Financial LP under the function “VWAP” by using the instruction “BAM US Equity AQR” (or, if not available, in another authoritative source mutually selected by the Company and Parent).

“BAM Class A Stock Price Measuring Period” has the meaning set forth in the definition of “BAM Class A Stock Price”.

“BAM Class B Stock” has the meaning set forth in Section 6.02.

“BAM Disclosure Letter” has the meaning set forth in Article VI.

“BAM Material Adverse Effect” means any effect, change, event, circumstance or development that, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of BAM and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, constitute or be taken into account, individually or in the aggregate, in determining whether a BAM Material Adverse Effect has occurred or may occur (except to the extent contemplated by the proviso at the end of this definition): (a) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation), (b) any failure, in and of itself, by BAM to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a BAM Material Adverse Effect), (c) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing, (d) any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters, (e) the negotiation, execution and delivery of this Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, the Company, (f) the suspension of trading in securities of BAM on the NYSE or TSX or any change, in and of itself, in the market price, ratings or trading volume of BAM’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a BAM Material Adverse Effect), (g) any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof) or GAAP (or interpretation or enforcement thereof), including but not limited to legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC and the FASB or rating agency methodology or (h) any action taken or not taken by BAM or any of its Subsidiaries as expressly required by the terms of this Agreement (but, in the event of any such failure to take an action, only if the Company has refused to provide a waiver to the applicable prohibition in this Agreement); provided further, however, that any effect, change, event, circumstance or development referred to in clause (a), (c), (d) or (g) (other than with respect to interest rates) may be taken into account in determining whether or not there has been a BAM Material Adverse Effect to the extent such effect, change, event, circumstance or development has a disproportionate adverse effect on BAM and its Subsidiaries, taken as a whole, relative to other participants in BAM’s industries in the geographic regions or product markets in which BAM and its Subsidiaries operate (in which case only the incremental disproportionate effect or effects may be taken into account in determining whether or not a BAM Material Adverse Effect has occurred).

“BAM Organizational Documents” means, collectively, BAM’s Notice of Articles and Articles of BAM in each case, as amended up to and including the date of this Agreement.

“BAM SEC Documents” has the meaning set forth in Article VI.

“BAM ULC” means Brookfield Asset Management ULC, a company organized under the laws of British Columbia, Canada.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.03(a).

“Barclays” has the meaning set forth in Section 5.11.

“BN” means Brookfield Corporation, a corporation organized under the laws of Ontario, Canada.

“Book-Entry Share” has the meaning set forth in Section 3.01(d)(ii).

“Broker-Dealer Subsidiary” means AEL Financial Services, LLC.

“Burdensome Condition” has the meaning set forth in Section 7.05(f).

“business day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, the City of Toronto, Canada or the City of Des Moines, Iowa are authorized or required by applicable Law to be closed.

“Cap Amount” has the meaning set forth in Section 7.08(c).

“Capitalization Date” has the meaning set forth in Section 4.02(a).

“Cash Consideration” has the meaning set forth in Section 3.01(d)(i)(A).

“CEO” has the meaning set forth in the recitals.

“Certificate” has the meaning set forth in Section 3.01(d)(ii).

“Claim” has the meaning set forth in Section 7.08(b).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the recitals.

“community interest factors” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Company 401(k) Plan” means the Company’s Profit Sharing and 401(k) Plan.

“Company Acquisition Agreement” has the meaning set forth in Section 7.03(d).

“Company Awards” means, collectively, Company Restricted Stock, Company RSUs, Company PSUs and Company Options.

“Company Award Conversion Ratio” means the quotient of (i) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price for this purpose) divided by (ii) the BAM Class A Stock Price.

“Company Board” has the meaning set forth in the recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.03(b).

“Company Book-Entry Shares” has the meaning set forth in Section 3.02(b).

“Company Bylaws” means the Company’s Amended and Restated Bylaws, as amended up to and including the date of this Agreement.

“Company Charter” means the Company’s Articles of Incorporation, as amended up to and including the date of this Agreement.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Employee” has the meaning set forth in Section 7.10(a).

“Company Employee List” has the meaning set forth in Section 7.10(g).

“Company ESOP” means the Company’s Employee Stock Ownership Plan, as amended and restated generally effective January 1, 2014, as may be amended from time to time.

“Company Insurance Approvals” has the meaning set forth in Section 4.04.

“Company Insurance Policies” means all insurance policies and contracts, together with all binders, slips, certificates, endorsements and riders thereto, that are issued by a Company Insurance Subsidiary.

“Company Insurance Subsidiary” means each Subsidiary of the Company that conducts the business of insurance or reinsurance as an insurance company or a reinsurance company.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

“Company Lease” has the meaning set forth in Section 4.14(b).

“Company Material Adverse Effect” means any effect, change, event, circumstance or development that, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur (except to the extent contemplated by the proviso at the end of this definition): (a) effects, changes or events generally affecting the insurance, reinsurance or risk management industries in the geographic regions or product markets in which the Company and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (including changes to interest rates, general market prices and regulatory changes affecting such industries), (b) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation and any changes in the Investment Assets resulting therefrom), (c) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, premiums written, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (d) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing, (e) any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters, (f) the negotiation, execution and delivery of this Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, Parent or any of its Affiliates, including the impact thereof on the relationships of the Company or any of its Subsidiaries with employees, customers, insureds, cedants, policyholders, brokers, agents, financing sources, investment managers, business partners, service providers, Governmental Authorities or reinsurance providers, and including any Action with respect to the Transactions, (g) any change or announcement of a potential change, in and of itself, in the Company’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of the Company’s or its Subsidiaries’ businesses (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such ratings that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (h) the suspension of trading in securities of the Company on the NYSE or any change, in and of itself, in the market price, ratings or trading volume of the Company’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (i) any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof), GAAP (or interpretation or enforcement thereof) or in Applicable SAP (or, other than with respect to any permitted practices, interpretation or enforcement thereof), including but not limited to legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any Insurance Regulator and the FASB or rating agency methodology, (j) any action taken or not taken by the Company or any of its Subsidiaries as expressly required by the terms of this Agreement (but, in the event of any such failure to take an action, only if Parent has refused to provide a waiver to the applicable prohibition in this Agreement) or (k) any of the matters set forth on Section 4.06(b) of the Company Disclosure Letter; provided further, however, that any effect, change, event, circumstance or development referred to in clause (a), (b), (d) or (e) (other than with respect to interest rates) may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect, change, event, circumstance or development has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the insurance or reinsurance or risk management industries in the geographic regions or product markets in which the Company and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (in which case only the incremental disproportionate effect or effects may be taken into account in determining whether or not a Company Material Adverse Effect has occurred).

“Company Notice” has the meaning set forth in Section 7.03(d).

“Company Option” means each option (whether vested or unvested) to purchase Common Stock granted pursuant to a Company Stock Plan (including for the avoidance of doubt any Performance-Vesting Company Option).

“Company Organizational Documents” means the Company Charter and the Company Bylaws.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former directors, officers, employees or natural independent contractors of the Company or any of its Subsidiaries, that is (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA), (b) a share option, share purchase, share appreciation right, restricted share, restricted share unit or other share-based or equity-based compensation agreement, program or plan, (c) an individual employment, consulting, severance, retention, termination, restrictive covenant, change-in-control or other similar agreement between such Person and the Company or any of its Subsidiaries or (d) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-employment or post-retirement health, medical, life insurance or other welfare benefit plan, program, policy or arrangement, spending or reimbursement account, paid time off, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement (other than, in each case, any such plan, program, policy, agreement or other arrangement required by applicable Law, sponsored by a Governmental Authority), whether or not in writing and whether or not funded, in each case, that is sponsored, maintained or contributed to by the Company or any of its Affiliates or with respect to which the Company or any of its Subsidiaries has any actual or contingent liability.

“Company PSU” means each award of Company RSUs subject to performance-based vesting conditions.

“Company Restricted Stock” means Common Stock granted pursuant to a Company Stock Plan that is subject to vesting restrictions.

“Company Rights” has the meaning set forth in Section 4.02(b).

“Company RSU” means each restricted stock unit payable in Common Stock or whose value is determined with reference to the value of Common Stock, granted pursuant to the Company Stock Plans, other than a Company PSU.

“Company SEC Documents” has the meaning set forth in Section 4.05(a).

“Company Securities” has the meaning set forth in Section 4.02(b).

“Company Shareholders Meeting” has the meaning set forth in Section 7.04(c).

“Company Stock Certificates” has the meaning set forth in Section 3.02(b).

“Company Stock Plans” means the Company’s (a) 2023 Equity Incentive Plan, (b) Amended and Restated Equity Incentive Plan and (c) 2016 Employee Incentive Plan, in each case, as may be amended or restated from time to time and, in each case, the award agreements thereunder.

“Company Termination Fee” means a cash amount equal to $102,000,000.

“Confidentiality Agreement” has the meaning set forth in Section 7.07.

“Consent” means any consent, waiver, approval, license, Permit, order, non-objection or authorization.

“Contract” means any legally binding agreement, debenture, note, bond, mortgage, indenture, deed, lease, sublease, license or contract other than any Company Plan.

“COVID-19” means SARS-CoV-2 and its disease commonly known as COVID-19, including any intensification, resurgence and any evolutions or additional strains, variations, sequences or mutations thereof or any related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester, safety or similar applicable Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act, or any other response to COVID-19, and (b) the reversal or discontinuation of any of the foregoing.

“Credit Agreement” means the Credit Agreement, dated as of February 15, 2022, among the Company, the lenders party thereto, and Citizens Bank, N.A., as administrative agent thereunder.

“Credit Agreement Amendments” has the meaning set forth in Section 7.17(c).

“Credit Document” means each Contract pursuant to which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness for borrowed money.

“Current D&O Insurance” has the meaning set forth in Section 7.08(c).

“Cybersecurity Incident” means unauthorized access to or use or corruption of the IT Systems (including a ransomware or denial-of-service attack), or the unauthorized access, disclosure, use, corruption or loss of Personal Information or other non-public information.

“Debt Financing” means any debt financing obtained by Parent or any of its Subsidiaries in connection with the Transactions.

“Debt Financing Sources” means the Persons that provide or arrange all or any part of any Debt Financing in connection with the Transactions, including the parties to any commitment letters, engagement letters, credit agreements, indentures or similar debt agreements entered into relating to such Debt Financing. Notwithstanding the foregoing, in no event shall Parent or any of its Affiliates constitute “Debt Financing Sources”.

“Depositary Shares” has the meaning set forth in Section 3.01(f)(ii).

“Disclaiming Person Information” has the meaning set forth in Section 7.04(c) of the Parent Disclosure Letter.

“Dissenting Shares” means Common Stock held by a holder of Common Stock, who, as of the Effective Time, (a) neither voted in favor of the Merger nor consented thereto in writing, and (b) demanded properly in writing appraisal for such shares in accordance with Sections 490.1301 through 490.1303 and Sections 490.1320 through 490.1326 of the IBCA.

“DTC” means The Depositary Trust Company.

“Effective Time” means the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning set forth in Section 4.10(d).

“ESOP Loan” means loans outstanding under the Company ESOP.

“ESOP Termination Date” has the meaning set forth in Section 7.10(j).

“Exchange Act” has the meaning set forth in Section 4.04.

“Exchange Agent” has the meaning set forth in Section 3.02(a)(i).

“Exchange Fund” has the meaning set forth in Section 3.02(a)(ii).

“Exchange Ratio” means: if the BAM Class A Stock Price is (i) greater than $35.51, the quotient (rounded to five decimal places) obtained by dividing (x) $17.65 by (y) the BAM Class A Stock Price; (ii) less than or equal to $35.51, but greater than or equal to $30.48, 0.49707; or (iii) less than $30.48, the quotient (rounded to five decimal places) obtained by dividing (x) $15.15 by (y) the BAM Class A Stock Price, subject to reduction pursuant to Section 3.01(e).

“Exchanged RSU” has the meaning set forth in Section 3.03(e).

“FASB” means the Financial Accounting Standards Board.

“Filed SEC Documents” has the meaning set forth in Article IV.

“Filing Person Information” has the meaning set forth in Section 7.05(c) of the Parent Disclosure Letter.

“FINRA” has the meaning set forth in Section 4.04.

“Form F-4” has the meaning set forth in Section 5.03.

“Fraud” means an actual fraud involving a knowing and intentional misrepresentation by a party that resulted in a representation or warranty set forth in Article IV, Article V or Article VI being materially breached (made with the Knowledge that a representation or warranty set forth in Article IV, Article V or Article VI was actually breached when made), and made with the express intent of inducing the other party to enter into this Agreement and upon which such other party has relied to its detriment; provided, however, “Fraud” shall not include any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, legislature, political subdivision, court, board, regulatory or administrative agency, self-regulatory organization or agency, commission or authority or other legislative, executive or judicial governmental entity, whether federal, national, provincial, state, local, foreign or multinational, in each case of competent jurisdiction.

“Guaranty” has the meaning set forth in the recitals.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IBCA” shall mean the Iowa Business Corporation Act, Chapter 490 of the Iowa Code.

“IMA” has the meaning set forth in Section 4.18(c).

“Indebtedness” means, with respect to any Person at the time of determination, without duplication and regardless of the maturity or when due or payable, (a) any indebtedness for borrowed money, including loans or advances or the issuance and sale of debt securities, (b) any capitalized lease obligations or sale leaseback obligations as determined in accordance with GAAP, (c) any indebtedness under any credit agreement or facility or obligations evidenced by bonds, debentures, notes or other similar instruments, (d) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business consistent with past practice, (e) net cash payment obligations that will be payable upon termination of (assuming termination on the date of determination) any agreement in respect of any cap, swap, collar, future, derivative or similar transactions, or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument, or economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions, (f) any obligations in respect of letters of credit or similar instruments issued or accepted by banks or financial institutions for the account of any Person (including surety bonds and off-balance sheet financing arrangements), to the extent drawn, (g) all interest, indemnities, premiums, penalties, breakage costs (including on interest rate swaps and any other hedging obligations (including foreign currency or exchange contracts)), fees and other obligations related to any of the foregoing, (h) all direct or indirect guarantees or other financial accommodations (or arrangements having the economic effect of a guarantee or financial accommodation) in respect of any of the foregoing for the benefit of another Person and (i) all other obligations which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP; provided that Indebtedness shall not include any intercompany indebtedness owing between or among the Company and/or any of its Subsidiaries.

“Indemnitee” has the meaning set forth in Section 7.08(a).

“Insurance Contract” means each insurance or annuity policy and contract, together with all binders, slips, certificates, endorsements and riders thereto, issued by any Company Insurance Subsidiary prior to the Closing.

“Insurance Law” means all Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies, whether federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct or other examinations by, Insurance Regulators.

“Insurance Producer” means the agents, general agents, sub-agents, brokers, wholesale brokers, insurance solicitors, producers or other Persons who solicit, negotiate or sell the Insurance Contracts.

“Insurance Regulators” means all Governmental Authorities regulating the business of insurance or reinsurance, or regulating insurance or reinsurance companies, under Insurance Laws.

“Intellectual Property” means all intellectual property rights in any and all jurisdictions worldwide, including all: (a) patents and patent applications, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) trademarks, service marks, trade names, trade dress, acronyms, tag-lines, slogans, logos, URLs and Internet domain names, social media usernames and other digital identifiers and other indicia of origin, together with all goodwill associated with the foregoing; (c) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship, database and design rights, and data collections; (d) trade secrets, inventions and invention disclosures (whether or not patentable), discoveries, techniques, research and development, data and databases, customer and supplier lists, and other confidential and proprietary information (collectively, “Trade Secrets”); (e) all registrations and applications to register or renew the registration of any of the foregoing; and (f) all intellectual property rights in Software and other technology.

“Intervening Event” means a material effect, change, event, circumstance or development that (a) was not known to, or reasonably foreseeable by, the Company Board on the date of this Agreement, which effect, change, event, circumstance or development becomes known to the Company Board prior to the receipt of the Required Shareholder Approval, or if known, the consequences of which were not known to, or reasonably foreseeable by, the Company Board on or prior to the date of this Agreement, and (b) does not relate to (i) a Takeover Proposal or (ii) any (x) changes in the market price or trading volume of the Company or (y) the Company’s meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that the effect, change, event, circumstance or development giving rise or contributing to the foregoing may be deemed to constitute or be taken into account in determining whether an Intervening Event has occurred).

“Investment Assets” has the meaning set forth in Section 4.18(a).

“Investment Guidelines” has the meaning set forth in Section 4.18(a).

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology and communications equipment, owned, leased or licensed by the Company or any of its Subsidiaries.

“JPM” has the meaning set forth in Section 4.24.

“Knowledge” means, (a) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01 of the Company Disclosure Letter, (b) with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Section 1.01 of the Parent Disclosure Letter and (c) with respect to BAM, the actual knowledge of the individuals listed on Section 1.01 of the BAM Disclosure Letter.

“Laws” has the meaning set forth in Section 4.08(a).

“Leased Real Property” means all material real property leased or subleased by the Company or any of its Subsidiaries.

“Liens” means any pledges, liens, charges, mortgages, encumbrances, leases, licenses, hypothecations or security interests of any kind or nature.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software designed or able to, without the knowledge or authorization of the Company or its Subsidiaries, disrupt, disable, or harm the operation of any IT Systems.

“Material Contract” has the meaning set forth in Section 4.15(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 3.01(d)(i).

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Board” has the meaning set forth in the recitals.

“Merger Sub Shareholder Approval” has the meaning set forth in Section 7.12.

“Merger Sub Stock” has the meaning set forth in Section 3.01.

“NAIC” has the meaning set forth in Section 7.01(a).

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“Open Source Software” has the meaning set forth in Section 4.12(d).

“Originally Scheduled Date” means the date of the Company Shareholders Meeting set forth in the definitive Proxy Statement/Prospectus mailed by the Company to its shareholders for the Company Shareholders Meeting.

“Outside Date” has the meaning set forth in Section 9.01(b)(i).

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the preamble.

“Parent Affiliated Shareholders” has the meaning set forth in the recitals.

“Parent Board” has the meaning set forth in the recitals.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Entities” has the meaning set forth in the preamble.

“Parent Group Shareholders” has the meaning set forth in the recitals.

“Parent Insurance Approvals” has the meaning set forth in Section 5.03.

“Parent Material Adverse Effect” means any effect, change, event, circumstance or development that, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, constitute or be taken into account, individually or in the aggregate, in determining whether a Parent Material Adverse Effect has occurred or may occur (except to the extent contemplated by the proviso at the end of this definition): (a) effects, changes or events generally affecting the insurance, reinsurance or risk management industries in the geographic regions or product markets in which Parent and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (including changes to interest rates, general market prices and regulatory changes affecting such industries), (b) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation and any changes in the Investment Assets resulting therefrom), (c) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, premiums written, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (d) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing, (e) any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters, (f) the negotiation, execution and delivery of this Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, Company or any of its Affiliates, (g) any change or announcement of a potential change, in and of itself, in Parent’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of Parent’s or its Subsidiaries’ businesses (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such ratings that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (h) the suspension of trading in securities of Parent on the NYSE or any change, in and of itself, in the market price, ratings or trading volume of Parent’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (i) any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof), GAAP (or interpretation or enforcement thereof) or in Applicable SAP (or, other than with respect to any permitted practices, interpretation or enforcement thereof), including but not limited to legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any Insurance Regulator and the FASB or rating agency methodology or (j) any action taken or not taken by Parent or any of its Subsidiaries as expressly required by the terms of this Agreement (but, in the event of any such failure to take an action, only if Company has refused to provide a waiver to the applicable prohibition in this Agreement); provided further, however, that any effect, change, event, circumstance or development referred to in clause (a), (b), (d) or (e) (other than with respect to interest rates) may be taken into account in determining whether or not there has been a Parent Material Adverse Effect to the extent such effect, change, event, circumstance or development has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the insurance or reinsurance or risk management industries in the geographic regions or product markets in which Parent and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (in which case only the incremental disproportionate effect or effects may be taken into account in determining whether or not a Parent Material Adverse Effect has occurred).

“Parent SEC Documents” has the meaning set forth in Article V.

“party” has the meaning set forth in the preamble.

“Patriot Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payoff Amount” has the meaning set forth in Section 7.18.

“Payoff Indebtedness” means any Indebtedness of the Company that is required to be paid at the Closing as a result of the consummation of the Closing pursuant to the Credit Agreement or any other Credit Document evidencing such Indebtedness, other than to the extent a waiver or amendment is obtained with respect thereto as contemplated by Section 7.17.

“Payoff Letter” has the meaning set forth in Section 7.18.

“Performance-Vesting Company Option” means each Company Option subject to performance-based vesting conditions.

“Permits” has the meaning set forth in Section 4.08(a).

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP and Applicable SAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP and Applicable SAP, (c) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to outstanding Indebtedness, (d) Liens granted in the ordinary course of business in connection with the insurance or reinsurance business of the Company or its Subsidiaries on cash and cash equivalent instruments or other investments, including Liens granted (i) in connection with (A) pledges of such instruments or investments to collateralize letters of credit delivered by the Company or its Subsidiaries, (B) the creation of trust funds for the benefit of ceding companies, (C) underwriting activities of the Company or its Subsidiaries, (D) deposit liabilities, (E) statutory deposits, (F) ordinary-course securities lending, repurchase, reverse repurchase, short-sale, derivatives, swap or hedging transactions, (G) any collateral pledged in connection with reinsurance transactions, and (H) any collateral pledged to a Federal Home Loan Bank, and (ii) with respect to investment securities held in the name of a nominee, custodian, depository, clearinghouse or other record owner, (e) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment Insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (f) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Authority provided the same are not presently materially violated and do not, individually or in the aggregate, impair the continued use of the property or asset affected by such restrictions or exclusions that would be shown by a current title report or other similar report and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, (g) licenses and other rights or immunities with respect to Intellectual Property, (h) Liens created by or through the actions of Parent or any of its Affiliates, (i) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the continued use of the property or asset affected by such Lien or imperfection, (j) Liens arising under or relating to applicable securities laws, (k) Liens that will be terminated at or prior to the Closing in accordance with this Agreement, (l) Liens permitted to be incurred under the Credit Agreement as in effect on the date hereof, (m) Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and (n) title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sublicensor’s interest under a capital or operating lease, sublease, license or sublicense.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means any information in possession or control of any of the Company or its Subsidiaries that enables a Person in possession thereof to identify a natural person or that is otherwise considered personally identifiable information or personal data under applicable Law.

“Preferred Stock” has the meaning set forth in Section 4.02(a).

“Privacy Obligations” has the meaning set forth in Section 4.12(g).

“Proxy Statement/Prospectus” has the meaning set forth in Section 4.04.

“Reinsurance Agreement” has the meaning set forth in Section 4.17(a).

“Representatives” means, with respect to any Person, (a) its officers, directors and employees and (b) its agents, financial advisors, investment bankers, consultants, attorneys, accountants and other advisors acting on such Person’s behalf in connection with the Transactions.

“Required Regulatory Approvals” has the meaning set forth in Section 8.01(c).

“Required Shareholder Approval” has the meaning set forth in Section 4.03(d).

“Reserves” means the reserves of any Company Insurance Subsidiary for losses, claims, unearned premiums, policy benefits and expenses, including unearned premium reserves, reserves for incurred losses, technical reserves, incurred loss adjustment expenses, incurred but not reported losses and loss adjustment expenses, in respect of insurance policies issued, reinsured or assumed by such Company Insurance Subsidiary.

“Restraints” has the meaning set forth in Section 8.01(d).

“Rollover Company RSU” means each Company RSU that is granted following the date hereof and prior to the Closing Date in accordance with the terms set forth in Section 7.01(a)(vi) of the Company Disclosure Letter.

“Rule 1017 Application” has the meaning set forth in Section 4.04.

“Sanctioned Person” means any Person or Governmental Authority that is the subject or target of sanctions or trade/export restrictions under U.S., EU, UK or other applicable sanctions or export controls Laws, including: (a) any Person listed on any list of designated Persons maintained by OFAC; the U.S. Department of Commerce’s Entity List, Denied Persons List, or Unverified List; any debarment or sanctions list maintained by the U.S. Department of State; or any other list maintained by U.S. or a non-U.S. Governmental Authority under sanctions or export control Laws; (b) where relevant under applicable sanctions Laws or export control Laws, any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or controlled by any such Person or Persons described in clause (a) or acting for or on behalf of such Person or Persons described in clause (a); (c) any person located, organized or resident in a country or territory which is itself the subject or target of any comprehensive U.S. sanctions (that is, at the time of this Agreement, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic” or “Luhansk People’s Republic” regions of Ukraine, the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia, Cuba, Iran, North Korea and Syria); or (d) the Government of Venezuela, or any other Person subject to asset-blocking sanctions under applicable sanctions Laws; provided that the representations and warranties contained in Sections 5.10 and 6.11 hereof shall not be made by any party in so far as such representation or warranty would result in a violation of, or conflict with, the Foreign Extraterritorial Measures (United States) Order, 1992.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.05(d).

“SEC” has the meaning set forth in Section 4.04.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Senior Notes” means the 5.000% Senior Notes due 2027 issued by the Company pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Senior Amended and Restated Indenture, dated as of April 22, 2004, between the Company and U.S. Bank National Association, as trustee, as supplemented by the Third Supplemental Indenture, dated as of June 16, 2017, between the Company and U.S. Bank National Association, as trustee.

“Series A Deposit Agreement” means the Deposit Agreement, dated November 21, 2019, among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively, as depositary (the “Depositary”), Computershare Inc., as registrar and transfer agent, and the holders from time to time of the depositary receipts described therein relating to the Series A Preferred Stock.

“Series A Depositary Share” has the meaning set forth in Section 3.01(f)(i).

“Series A Preferred Stock” has the meaning set forth in Section 4.02(a).

“Series B Deposit Agreement” means the Deposit Agreement, dated June 17, 2020, among the Company, the Depositary, Computershare Trust Company, N.A., as registrar and transfer agent, and the holders from time to time of the depositary receipts described therein relating to the Series B Preferred Stock.

“Series B Depositary Share” has the meaning set forth in Section 3.01(f)(ii).

“Series B Preferred Stock” has the meaning set forth in Section 4.02(a).

“Software” means any (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, in each case, in any and all forms of media, and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Business Conduct Laws” means: (a) the Anti-Bribery Legislation; (b) all legal requirements imposing trade sanctions on any Person, including all legal requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all legal requirements relating to the import, export, re-export, transfer of information, data, goods and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State and customs Laws and regulations administered by U.S. Customs and Border Protection; and (d) the Money Laundering Control Act of 1986, the Currency and Foreign Transactions Reporting Act of 1970, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable legal requirements relating to money laundering.

“Statutory Statements” has the meaning set forth in Section 4.23.

“Stock Consideration” has the meaning set forth in Section 3.01(d)(i)(B).

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For purposes of this Agreement, (a) BAM ULC shall be deemed a Subsidiary of BAM and (b) any joint ventures or any Investment Assets that are not wholly-owned and not controlled (as defined in the definition of “Affiliate”) by the Company or any of its Subsidiaries shall be deemed not to be Subsidiaries of the Company.

“Superior Proposal” means any bona fide written Takeover Proposal that did not result from a breach of Section 7.03 and that the Company Board has determined in its good-faith judgment, after consultation with its financial advisors and outside legal counsel, and taking into account all relevant (in the view of the Company Board) legal, regulatory, financial and other aspects of such proposal (including the conditionality, timing and likelihood of consummation of such proposal and the payment of any termination fee, as well as community interest factors), would be reasonably likely to be consummated on the terms proposed and would be more favorable to the shareholders of the Company than the Merger; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

“Surviving Common Stock” has the meaning set forth in Section 3.01(a).

“Surviving Company” has the meaning set forth in Section 2.01.

“Takeover Law” has the meaning set forth in Section 4.13.

“Takeover Proposal” means any inquiry, proposal (whether or not in writing) or offer from any Person or group (other than Parent and its Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (a) acquisition (including any reinsurance or retrocession transaction, or transaction that has similar risk transfer effects, and any asset management transaction) that if consummated would result in any Person or group owning or managing 20% or more of the consolidated assets (based on the fair market value thereof, as determined in good faith by the Company Board), reserves, revenues or net income of the Company and its Subsidiaries, (b) acquisition of Common Stock representing 20% or more of the outstanding Common Stock, (c) tender offer or exchange offer that if consummated would result in any Person or group having beneficial ownership of Common Stock representing 20% or more of the outstanding Common Stock, (d) merger, amalgamation, consolidation, share exchange, share purchase, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in such transaction or the resulting direct or indirect parent of the Company or such surviving entity or (e) any combination of the foregoing, in each case, other than by or on behalf of Parent or any of its Affiliates.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, governmental fee or similar duty, fee or charge or assessment in the nature of a tax, together with any interest or penalty or additions thereto imposed by any Governmental Authority with respect to such amount.

“Tax Returns” means all reports, returns, statements, declarations or forms required or permitted to be filed with a Governmental Authority relating to Taxes, including any amendment thereof or schedule or supplement thereto.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.

“Trust” has the meaning as set forth in Section 4.10(l).

“Trustee” means, Principal Financial Group Inc, an Iowa corporation, not in its corporate capacity but solely in its capacity as trustee of the Company ESOP.

“TSX” has the meaning as set forth in Section 6.08(f).

“VWAP PSUs” means the Company PSUs granted pursuant to the employee restricted stock unit award agreement, dated November 29, 2022, by and between the Company and the CEO.

“Voting Agreement” has the meaning set forth in the recitals.

“Willful Breach” means, with respect to any party, a material breach of this Agreement by such party that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

SECTION 1.02. Interpretation.

(a) As used in this Agreement, references to the following terms have the meanings indicated:

(i) to the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary;

(ii) to any Contract (including this Agreement) or “organizational document” are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time;

(iii) to any Law are to such Law as amended, modified, supplemented or replaced from time to time and any rules or regulations promulgated thereunder and to any section of any Law include any successor to such section;

(iv) to any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate;

(v) to any “copy” of any Contract or other document or instrument are to a true and complete copy thereof;

(vi) to “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary;

(vii) to the “date of this Agreement,” “the date hereof” and words of similar import refer to July 4, 2023; and

(viii) to “this Agreement” includes the Exhibits and Schedules (including the Company Disclosure Letter, the Parent Disclosure Letter and the BAM Disclosure Letter) to this Agreement.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(c) Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.”

(d) The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(e) References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

(f) Any document shall be determined to have been “delivered,” “furnished,” “provided” or “made available” to a Person if such document has been uploaded to the electronic data rooms established by the Company at Intralinks entitled “Project Janus” or electronically delivered to such Person or its Representatives at least by 11:59 p.m. New York City time on the date immediately preceding the date of this Agreement.

(g) The Parent Entities, BAM and the Company have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parent Entities, BAM and the Company and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.

(i) All capitalized terms used without definition in the Exhibits and Schedules (including the Company Disclosure Letter, the Parent Disclosure Letter and the BAM Disclosure Letter) to this Agreement shall have the meanings ascribed to such terms in this Agreement.

ARTICLE II

THE MERGER

SECTION 2.01. Merger. Upon the terms and subject to the conditions set forth in this Agreement, and pursuant to applicable provisions of the IBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).

SECTION 2.02. Closing; Effective Time. The closing (the “Closing”) shall take place as soon as practicable, and in any event not later than five business days after the satisfaction or (to the extent permitted herein and by applicable Law) waiver by the party entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted herein and by applicable Law) waiver of those conditions at such time) or at such other time as each party hereto may agree in writing; provided that, notwithstanding the satisfaction or waiver of such conditions, in no event shall the Closing occur prior to January 5, 2024, unless Parent elects to waive this proviso in its sole discretion (which election must be made by Parent no later than December 11, 2023) (the date on which the Closing occurs is referred to in this Agreement as the “Closing Date”). The Closing shall take place remotely by the exchange of electronic documents by facsimile, PDF or other electronic means. The Merger shall become effective at the Effective Time as set forth in the Articles of Merger, which Merger Sub and the Company shall file with the Secretary of State of the State of Iowa on the Closing Date.

SECTION 2.03. Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the IBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property owned, and every contractual right possessed, by the Company and Merger Sub shall vest in the Surviving Company, and all liabilities of the Company and Merger Sub shall become the liabilities of the Surviving Company.

SECTION 2.04. Articles of Incorporation and Bylaws of the Surviving Company. At the Effective Time, the articles of incorporation and bylaws of the Surviving Company shall be amended and, with respect to the bylaws, restated in substantially the form of the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except (i) that the name of the Surviving Company shall remain as American Equity Investment Life Holding Company, until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 7.08), and (ii) as required pursuant to Section 3.01(f) with respect to the preferred stock of the Surviving Company.

SECTION 2.05. Board of Directors and Officers of Surviving Company. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the IBCA and the bylaws of the Surviving Company. Except to the extent requested in writing by Parent in advance of the Effective Time, the officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the bylaws of the Surviving Company.

ARTICLE III

EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES;

PAYMENT OF CONSIDERATION

SECTION 3.01. Effect of Merger on the Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of Common Stock, any shares of Preferred Stock or any shares, par value $1.00 per share, of Merger Sub (“Merger Sub Stock”):

(a) Share Capital of Merger Sub. Each share of Merger Sub Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one duly authorized, validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Company (“Surviving Common Stock”).

(b) Parent-Owned Common Stock. Each issued and outstanding share of Common Stock that is owned by Parent, any Parent Group Shareholder, Merger Sub or any other direct or indirect Subsidiary of Parent immediately prior to the Effective Time shall automatically become one duly authorized, validly issued, fully paid and nonassessable share of Surviving Common Stock.

(c) Cancelation of Treasury Stock. Each share of Common Stock owned by the Company as treasury stock and each share of Common Stock issued and outstanding immediately prior to the Effective Time and owned by the Company or any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and be outstanding, and no consideration shall be delivered in exchange therefor.

(d) Conversion of Common Stock.

(i) Subject to Section 3.01(b), Section 3.01(c) and Section 3.05, each share of Common Stock issued and outstanding immediately prior to the Effective Time, shall automatically be canceled and converted into and shall thereafter represent the right to receive the following consideration (the “Merger Consideration”):

(A) an amount in cash equal to $38.85, without interest (the “Cash Consideration”), subject to adjustment as provided for in Section 3.01(e); and

(B) a number of fully paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio (the “Stock Consideration”), subject to adjustment as provided for in Section 3.01(e), and cash in lieu of fractional shares of BAM Class A Stock.

(ii) As of the Effective Time, each share of Common Stock canceled pursuant to Section 3.01(d)(i) shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time evidenced any such shares of Common Stock (each, a “Certificate”) or any such Common Stock in uncertified form through a direct registry system immediately prior to the Effective Time (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, cash in lieu of fractional shares of BAM Class A Stock, if any, and any unpaid dividends or other distributions pertaining to the Common Stock represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor, in accordance with Section 3.02(b) without interest.

(e) Adjustments to Merger Consideration.

(i) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding BAM Class A Stock or Common Stock shall occur by reason of any reclassification, recapitalization, split or combination (including a reverse stock split), exchange, merger, consolidation or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar transaction or event, the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to provide the holders of Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.01(e)(i) shall be construed as permitting the Company or BAM to take any action or enter into any transaction otherwise prohibited by this Agreement.

(ii) Notwithstanding anything to the contrary in this Agreement, if the BAM Class A Stock Price is less than $30.48, Parent and BAM shall have the right (in their sole discretion) to elect to reduce (but not to below zero) the Exchange Ratio by delivering written notice of such election to the Company no later than 4:00 p.m. New York time on the second trading day immediately preceding the Closing Date; provided that, unless Parent and BAM elect to reduce the Exchange Ratio to zero, any such reduction in the Exchange Ratio shall not result in the value of the aggregate amount of Stock Consideration (determined on the basis of the BAM Class A Stock Price) after giving effect to such reduction being less than $200,000,000. If Parent and BAM make such an election, (A) the amount of the Cash Consideration shall be increased by an amount equal to the product of (1) the positive excess of (x) the Exchange Ratio as determined in accordance with the definition thereof prior to giving effect to such reduction, over (y) the Exchange Ratio after giving effect to such reduction, multiplied by (2) the BAM Class A Stock Price and (B) if such election reduces the Exchange Ratio to zero, (1) all of BAM’s obligations pursuant to Sections 3.02(a)(ii)(B) and 3.02(d), Article VI and Sections 7.02, 7.04, 7.14(d), 7.20 and 8.03(c) shall automatically cease to have any further force and effect and (2) the conditions set forth in Sections 8.01(b), 8.01(e), 8.03(c) and 8.03(d) shall be deemed waived by all of the parties hereto and of no further force or effect (provided, however, that this subclause (1) shall not relieve BAM of any liability for any breach of any such provision by BAM prior to the making of such election).

(f) Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof,

(i) each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of Series A Preferred Stock of the Surviving Company entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, set forth in the certificate of designations applicable thereto as of immediately prior to the Effective Time, and (B) each depositary share issued pursuant to the Series A Deposit Agreement, representing one-thousandth of one share of Series A Preferred Stock (“Series A Depositary Share”) issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding and represent one-thousandth of one share of Series A Preferred Stock of the Surviving Company; and

(ii) each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of Series B Preferred Stock of the Surviving Company entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, set forth in the certificate of designations applicable thereto as of immediately prior to the Effective Time, and (B) each depositary share issued pursuant to the Series B Deposit Agreement, representing one-thousandth of one share of Series B Preferred Stock (“Series B Depositary Share”, together with the Series A Depositary Shares, the “Depositary Shares”) issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding and represent one-thousandth of one share of Series B Preferred Stock of the Surviving Company.

(g) Preferred Stock Dividends Declared Prior to Closing. Parent acknowledges and agrees on its behalf and on behalf of the Surviving Company that if, prior to the Closing Date, any dividend for which a record date prior to the Closing Date and a payment date following the Closing Date has been declared to holders of Preferred Stock, that such dividend shall be paid by or on behalf of the Surviving Company to holders of record as of such record date on the applicable payment date.

(h) Surviving Company Stock. At the Effective Time, if any Stock Consideration is included in the Merger Consideration, the Surviving Company will issue shares of Surviving Common Stock to Parent in consideration for Parent depositing or causing to be deposited such Stock Consideration pursuant to Section 3.02(a)(ii). The number of shares of Surviving Common Stock issued to Parent pursuant to this Section 3.01(h) will have a fair market value equal to the fair market value of such Stock Consideration.

SECTION 3.02. Exchange Fund.

(a) Exchange Agent.

(i) Not less than 30 days prior to the anticipated Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the purpose of exchanging shares of Common Stock for the Merger Consideration in accordance with this Article III and, in connection therewith, shall enter into an agreement with the Exchange Agent prior to the Closing Date in a form reasonably acceptable to the Company.

(ii) Prior to the Effective Time, (A) Parent shall deposit or cause to be deposited with the Exchange Agent an amount in cash in U.S. dollars that is sufficient to pay the aggregate Cash Consideration, and any cash payable in lieu of fractional shares of BAM Class A Stock pursuant to Section 3.02(e); and (B) BAM and Parent shall deposit or cause to be deposited with the Exchange Agent evidence of BAM Class A Stock in book-entry form in the name of the Exchange Agent (or its designee) representing an aggregate number of shares of BAM Class A Stock sufficient to deliver the aggregate Stock Consideration (such cash and shares of BAM Class A Stock being hereinafter referred to as the “Exchange Fund”). Parent agrees to deposit, or cause to be deposited, with the Exchange Agent from time to time, as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 3.02(h).

(iii) The Exchange Fund shall be held in trust by the Exchange Agent for the benefit of the holders of Common Stock that are entitled to receive the Merger Consideration. Pending its disbursement in accordance with this Section 3.02, the cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available). Parent shall or shall cause the Surviving Company to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to promptly make all payments to former holders of Common Stock of the Merger Consideration. No investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any former holder of Common Stock to receive the Merger Consideration. The Exchange Fund shall not be used for any purpose other than the payment to holders of Common Stock of the Merger Consideration.

(b) Letter of Transmittal; Exchange of Common Stock. As soon as practicable after the Effective Time (but in no event later than three business days after the Effective Time), the Surviving Company or Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective

Time evidenced any Common Stock to be canceled pursuant to Section 3.01(d)(i) (“Company Stock Certificates”) a form of letter of transmittal (which (i) shall specify that delivery of a Company Stock Certificate shall be effected, and risk of loss and title to such Company Stock Certificate shall pass, only upon delivery of such Company Stock Certificate to the Exchange Agent and (ii) shall be in such form and have such other customary provisions as the Surviving Company may specify, subject to the Company’s reasonable approval (to be obtained prior to the Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Company Stock Certificates may receive the Merger Consideration pursuant to this Article III. Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Company Stock Certificates (or affidavit of loss in lieu thereof in accordance with Section 3.02(c)) for cancellation to the Exchange Agent, and without any action by any holder of record of Book-Entry Shares that immediately prior to the Effective Time represented any Common Stock (“Company Book-Entry Shares”), the Exchange Agent shall deliver to such holder (other than any holder of Common Stock representing Dissenting Shares), (A) in the case of Company Book-Entry Shares, a notice of the effectiveness of the Merger, (B) the number of shares of BAM Class A Stock representing, in the aggregate, the whole number of shares of BAM Class A Stock, if any, that such holder has the right to receive as Stock Consideration and (C) an amount of cash that such holder has the right to receive as Cash Consideration and cash in lieu of fractional shares of BAM Class A Stock, if any, in each case, with respect to the shares of Common Stock represented by such Company Stock Certificate or Company Book-Entry Shares immediately prior to the Effective Time, and such Company Stock Certificates or Company Book-Entry Shares shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a Company Stock Certificate surrendered is registered, it shall be a condition of payment that (x) the Company Stock Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have established to the reasonable satisfaction of the Surviving Company that any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder either has been paid or is not applicable. Notwithstanding the foregoing, with respect to any shares of Common Stock held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, and cash in lieu of fractional shares of BAM Class A Stock, if any, in each case, that such holder has the right to receive pursuant to this Article III. Until satisfaction of the applicable procedures contemplated by this Section 3.02 and subject to Section 3.05, each Company Stock Certificate or Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration formerly represented by such Company Stock Certificate or Company Book-Entry Share as contemplated by this Article III. No interest shall be paid or shall accrue on the cash payable with respect to any Common Stock pursuant to this Article III.

(c) Lost, Stolen or Destroyed Company Stock Certificates. If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Surviving Company shall cause the Exchange Agent to pay, in exchange for such lost, stolen or destroyed Company Stock Certificate, the applicable Merger Consideration as contemplated by this Article III.

(d) Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, the Surviving Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect to the Exchange Fund and any shares of BAM Class A Stock) that had been delivered to the Exchange Agent and which has not been disbursed to former holders of Common Stock, and thereafter such former holders shall be entitled to look only to Parent, BAM and the Surviving Company for, and Parent, BAM and the Surviving Company shall remain liable for, payment of their claims of the Merger Consideration that such former holders have the right to receive pursuant to the provisions of this

Article III. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) No Fractional Shares. No certificates, receipts or scrip representing fractional interests in BAM Class A Stock will be issued upon the surrender or transfer for exchange of Company Stock Certificates or Company Book-Entry Shares, no dividend or distribution of BAM will relate to such fractional BAM Class A Stock interests, and such fractional BAM Class A Stock interests will not entitle the owner thereof to vote or to any rights of a holder of BAM Class A Stock. Parent shall pay to the Exchange Agent an amount in cash to be deposited promptly following the Effective Time, sufficient for the Exchange Agent to pay each holder of Company Stock Certificates or Company Book-Entry Shares an amount in cash (rounded to the nearest cent) equal to the product of (1) the fraction of a share of BAM Class A Stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder (after aggregating all fractional BAM Class A Stock interests to be received by such holder) would otherwise have been entitled to receive, multiplied by (2) an amount equal to the BAM Class A Stock Price.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the Company, BAM, the Parent Entities, the Surviving Company or the Exchange Agent shall be liable to any Person for Merger Consideration lawfully delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar applicable Law.

(g) Transfer Books; No Further Ownership Rights in Common Stock. The Merger Consideration paid in respect of each share of Common Stock in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Common Stock previously represented by such Certificates or Book-Entry Shares, subject, however, to Section 3.05. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of any shares of Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Common Stock formerly represented by Certificates or Book-Entry Shares immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Common Stock, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.02(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article III.

(h) Distributions with Respect to Un-surrendered Shares. All shares of BAM Class A Stock to be delivered as Stock Consideration to a holder of Common Stock pursuant to this Agreement shall be deemed delivered as of the Effective Time and whenever a dividend or other distribution is declared by BAM in respect of the BAM Class A Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of BAM Class A Stock to be delivered as Stock Consideration pursuant to this Agreement. No dividends or other distributions in respect of shares of BAM Class A Stock delivered as Stock Consideration pursuant to this Agreement shall be paid to any holder of any un-surrendered Company Stock Certificate until the Company Stock Certificate (or affidavit of loss in lieu of such Company Stock Certificate as provided in Section 3.02(c)) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of BAM Class A Stock delivered as Stock Consideration in exchange for the Company Stock Certificates (and any Company Book-Entry Shares held by such holder) in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of BAM Class A Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of BAM Class A Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender. Such holder of Company Book-Entry Shares shall be entitled to vote after the Effective Time at any meeting of holders of BAM Class A Stock with a record date at or after the Effective Time the number of whole shares of BAM Class A Stock into which the shares represented by such Company Book-Entry Shares have been exchanged pursuant to this Agreement, regardless of whether such holder has exchanged its Company Stock Certificates.

(i) Withholding Taxes. Parent, Merger Sub, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement (including in respect of Company Awards) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of other applicable Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority in accordance with applicable Law, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The parties hereby agree to use commercially reasonable efforts to provide written notice to the party entitled to the relevant payment of any anticipated withholding or deduction prior to making any deduction or withholding from amounts payable pursuant to this Agreement, and further agree to take commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding.

SECTION 3.03. Company Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to provide for the following:

(a) Company Options. Each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any required action by the holder thereof, be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(a) at the BAM Class A Fixed Stock Price) over the exercise price per share of such Company Option; provided that any Company Option with an exercise price per share that is equal to or greater than the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(a) at the BAM Class A Fixed Stock Price) shall be automatically canceled as of Closing for no consideration.

(b) Company RSUs. Each Company RSU (other than a Rollover Company RSU) outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any required action by the holder thereof, vest and be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(b) at the BAM Class A Fixed Stock Price).

(c) Company PSUs. Each Company PSU outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any required action by the holder thereof, vest and be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Common Stock subject to such Company PSU immediately prior to the Effective Time (assuming for (A) Company PSUs other than VWAP PSUs, a performance level determined based on the greater of target and actual performance as reasonably determined by the Compensation and Talent Management Committee of the Company Board immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of applicable performance goals based on the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(c) at the BAM Class A Fixed Stock Price)) and (ii) the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(c) at the BAM Class A Fixed Stock Price).

(d) Company Restricted Stock. Each award of Company Restricted Stock outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, have any restrictions thereon lapse and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Restricted Stock held by such holder immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(d) at the BAM Class A Fixed Stock Price).

(e) Rollover Company RSUs. Any Company RSU that is a Rollover Company RSU outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any required action by the holder thereof, cease to represent an award denominated in Common Stock and shall be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock (an “Exchanged RSU”), with the number of shares subject to each such Exchanged RSU equal to the product (rounded to the nearest whole number) of (i) the number of shares of Common Stock subject to such Rollover Company RSU immediately prior to the Effective Time and (ii) the Company Award Conversion Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU shall continue to be governed by the same material terms and conditions (including vesting schedule and termination protections established for the applicable Company RSU) as were applicable to the Rollover Company RSU immediately prior to the Effective Time.

SECTION 3.04. Payments with Respect to Company Awards. Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article III in respect of each Company Award (other than the Rollover Company RSUs) shall be paid as promptly as reasonably practicable after the Effective Time, but in no event later than the second regularly scheduled payroll date following the Effective Time, by the Surviving Company or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings (or, in the case of non-employee directors, such other method as the Company typically utilizes for payments to such Persons), to the holders of the Company Awards; provided that, with respect to any Company Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

SECTION 3.05. Shares of Dissenting Holders.

(a) Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into, or represent the right to receive, the Merger Consideration. As of the Effective Time, each Dissenting Share shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Dissenting Share immediately prior to the Effective Time shall be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the applicable provisions of the IBCA, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Common Stock under the IBCA shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon completion of applicable procedures and surrender of the Company Stock Certificates in accordance with Section 3.02(b) or, in the case of holders of Company Book-Entry Shares, without any action by such holder in accordance with Section 3.02(b), and in each case, shall cease to be Dissenting Shares hereunder.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments received by the Company; and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the IBCA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure set forth in one section or sub-section of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or sub-section of this Article IV to which it corresponds in number and each other section or sub-section of this Article IV to the extent the qualifying nature of such disclosure with respect to such other section or sub-section is reasonably apparent on the face of such disclosure) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company and publicly available at least three business days prior to the date of this Agreement (the “Filed SEC Documents”), other than any disclosure contained in such Filed SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements:

SECTION 4.01. Organization; Standing.

(a) The Company is an Iowa corporation duly incorporated and organized and validly existing under the IBCA. The Company has all requisite power and authority necessary to carry on its business as it is now being conducted, and to own, lease and operate its assets, rights and properties in all material respects. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

(b) A true, complete and correct copy of each of the Company Organizational Documents is included in the Filed SEC Documents. The Company is not in material violation of any provision of the Company Organizational Documents, and no Subsidiary of the Company is in material violation of its certificates or articles of incorporation, memorandum of association, bylaws, bye-laws or other comparable charter or organizational documents except as would not be material to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent true, complete and correct copies of the organizational documents of each of the Company’s Subsidiaries set forth in Section 4.01(b) of the Company Disclosure Letter, in each case as amended and in effect as of the date hereof.

(c) Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing and in good standing would not reasonably be expected to have a Company Material Adverse Effect, taken as a whole.

SECTION 4.02. Capitalization.

(a) The authorized share capital of the Company consists of 200,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. At the close of business on June 30, 2023 (the “Capitalization Date”), (i) 77,885,597 shares of Common Stock (including 959,314 shares of Common Stock held by the Company ESOP, of which 959,314 shares are allocated and no shares are unallocated) were issued and outstanding, (ii) 2,895,500 shares of Common Stock under the Company Stock Plans of which (A) 196,394 are shares of Company Restricted Stock, (B) 447,308 shares are subject to outstanding Company RSUs, (C) 628,841 and 1,691,015 shares of Common Stock are subject to outstanding Company PSUs (assuming achievement of any applicable performance criteria at the target and maximum levels, respectively), and (D) 1,622,957 shares are subject to unexercised Company Options (whether vested or unvested, including 1,405,820 shares subject to vested and unexercised Company Options), (iii) 3,056,407 shares of Common Stock are reserved and available for issuance under the Company Stock Plans, (iv) 16,000 shares of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A, of the Company (the “Series A Preferred Stock”) were issued and outstanding, (v) 12,000 shares of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B, of the Company (the “Series B Preferred Stock”, and together with the Series A Preferred Stock, the “Preferred Stock”) were issued and outstanding and (vi) 31,693,317 shares of Common Stock were held by the Company as treasury stock or held by its Subsidiaries. Since the Capitalization Date through the date of this Agreement, other than in connection with the vesting, settlement or exercise of Company Awards or pursuant to allocation under the Company ESOP, neither the Company nor any of its Subsidiaries has issued any Company Securities.

(b) Except as described in this Section 4.02, as of the Capitalization Date, there were (i) no outstanding shares of Common Stock, Preferred Stock or other equity or voting interests in the Company (including bonds, debentures, notes or other Indebtedness of the Company having the right to vote), (ii) no outstanding securities of the Company convertible into or exchangeable for Common Stock or other equity or voting interests in the Company, (iii) except pursuant to any Company Awards, any Company Stock Plan or the Company ESOP, no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any Common Stock, Preferred Stock or other equity or voting interests in, or any securities convertible into or exchangeable for Common Stock, Preferred Stock or other equity or voting interests in the Company (collectively, “Company Rights,” and the items in clauses (i), (ii) and (iii) being referred to collectively as “Company Securities”) and (iv) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. Other than in connection with the Company Awards or pursuant to a Company Stock Plan, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or that grant from the Company or any of its Subsidiaries any preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Except as described in this Section 4.02, no direct or indirect Subsidiary of the Company owns any Common Stock or Preferred Stock. None of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition or voting with respect to any Company Securities. All issued and outstanding Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, there are no accrued and unpaid dividends with respect to the Common Stock or the Preferred Stock.

(c) The Common Stock and the Depositary Shares constitute the only issued classes of shares or other securities of the Company or its Subsidiaries registered under the Exchange Act.

(d) All of the issued and outstanding share capital or shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned, directly or indirectly, beneficially and of record, by the Company free and clear of all Liens, except for Permitted Liens. Each issued and outstanding share capital or share of capital stock of each Subsidiary of the Company that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments that obligate the Company or any Subsidiary of the Company to issue any share capital or shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company. None of the Subsidiaries of the Company has any outstanding equity compensation plans relating to the share capital or capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

(e) The Company has made available to Parent accurate and complete copies of all Company Stock Plans, any other Contracts pursuant to which any Company Awards are outstanding as of the date of this Agreement and the forms of all Company Award agreements (and any individual award agreements whose terms materially deviate from such forms) evidencing such Company Awards as of the date of this Agreement. The exercise price of each Company Option is no less than the fair market value of a share of Common Stock as determined on the date of grant of such Company Option. All grants of Company Awards were recorded on the Company’s financial statements (including any related notes thereto) contained in all reports filed with the SEC in accordance with GAAP. All Company Awards have been issued and granted in compliance in all material respects with the terms of the applicable Company Stock Plan and all applicable Laws.

SECTION 4.03. Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Required Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly and unanimously authorized and approved by the Company Board, and, except for obtaining the Required Shareholder Approval, no other corporate action (including any shareholder vote or other action) on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by each other party, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, rehabilitation, conservatorship, liquidation, receivership and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (together, the “Bankruptcy and Equity Exception”).

(b) The Company Board has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders (other than the Parent Group Shareholders and any other Parent Affiliated Shareholders), including in consideration of community interest factors, (ii) approved and adopted this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement and the Transactions, including the Merger, be submitted to the shareholders of the Company for their approval and (iv) resolved, subject to Section 7.03, to recommend approval of the Merger and this Agreement to the Company’s shareholders (such recommendation, the “Company Board Recommendation”), and, as of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance of or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of (A) the Company Organizational Documents or (B) the certificates or articles of incorporation, memorandums of association, bylaws, bye-laws or other comparable charter or organizational documents of any of the Company’s Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 5.02(c) (other than Section 5.02(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 5.02(c)), (B) that the actions described in Section 4.03(a) have been completed, (C) that the Consents referred to in Section 4.04 and the Required Shareholder Approval are obtained and (D) that the filings referred to in Section 4.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) violate in any material respect any Law applicable to the Company or any of its Subsidiaries, (y) require any consent or notice, or conflict with, violate or constitute a default under any of the terms, conditions or provisions of any Material Contract, or any Reinsurance Agreement or IMA or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, result in the loss of any benefit to the Company or, if applicable, its Subsidiaries under, or result in the triggering of any payments by the Company or, if applicable, its Subsidiaries pursuant to, any such Material Contract, or Reinsurance Agreement or IMA or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (ii)(y) and (ii)(z), as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

(d) A majority of the votes cast (in person or by proxy) in favor of the approval of this Agreement and the Merger by the holders of the Common Stock present and voting together as a single class at the Company Shareholders Meeting (the “Required Shareholder Approval”), is the only vote of, or approval by, the holders of any class or series of share capital of the Company or any of its Subsidiaries that is necessary to approve this Agreement and the Merger; provided that a quorum is established at the Company Shareholders Meeting by attendance (in person or by proxy) of the holders of a majority of the Common Stock issued and outstanding.

SECTION 4.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement on Schedule 14A relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), (b) compliance with the rules and regulations of the NYSE, (c) the filing of the Articles of Merger as required by the IBCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws set forth in Section 4.04(d) of the Company Disclosure Letter, (e) the filing with the Financial Industry Regulatory Authority (“FINRA”) of an application by the Broker-Dealer Subsidiary under FINRA Rule 1017 (the “Rule 1017 Application”) and the receipt of FINRA’s approval of such application, (f) compliance with any applicable state securities or blue sky laws, (g) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 4.04(g) of the Company Disclosure Letter (the “Company Insurance Approvals”), (h) the Parent Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 5.03 and the completeness of Section 5.03 of the Parent Disclosure Letter) and (i) such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or impair the consummation by the Company of the Transactions on a timely basis, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions.

SECTION 4.05. Company SEC Documents; Undisclosed Liabilities.

(a) The Company has filed with or furnished to (as applicable) the SEC all reports, schedules, forms, statements, registration statements, prospectuses, proxy statements and other documents required to be filed or furnished by the Company with the SEC on a timely basis pursuant to the Securities Act or the Exchange Act since January 1, 2021 (collectively with any other reports, schedules, forms, certifications, statements, registration statements, prospectuses, proxy statements and other documents, including the exhibits and other information incorporated therein, filed or furnished by the Company with the SEC after the date hereof, the “Company SEC Documents”) in all material respects. As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other Company SEC Documents), or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any Company SEC Document.

(b) Each of the consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of the dates and for the periods referred to therein and as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and published rules and regulations of the SEC, the Securities Act and the Exchange Act with respect thereto, have been prepared in all material respects in accordance with GAAP as in effect on the date of such statement (except, in the case of unaudited quarterly statements, for normal and recurring year-end adjustments) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments). Since January 1, 2021, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements prepared in accordance with GAAP, except as required by GAAP, SEC rule or policy or applicable Law. None of the Company or its Subsidiaries is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of the Company and its Subsidiaries as of December 31, 2022, included in the Filed SEC Documents, (ii) incurred after December 31, 2022, in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, (iv) as relate to Taxes or (v) as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) The Company is, and since January 1, 2021, has been, in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder (the “Sarbanes-Oxley Act”) that are applicable to the Company.

(e) None of the information supplied or to be supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall, on the date it is first mailed to shareholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of any meeting of the Company’s shareholders to be held in connection with the Merger, including the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form with the requirements of the Exchange Act, the Securities Act and any other applicable Law governing the preparation, distribution or dissemination of such documents. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

(f) No material weaknesses exist with respect to the internal control over financial reporting of the Company that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in the Company SEC Documents as filed with or furnished to the SEC prior to the date of this Agreement. The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (x) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (y) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company and (z) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls or any allegation of fraud that involves management of the Company or any other employee of the Company or any of its Subsidiaries who has a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board, (i) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(g) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(h) As of the date hereof, except as disclosed in the Company SEC Documents, within the last twelve (12) months, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

SECTION 4.06. Absence of Certain Changes. From December 31, 2022 through the date of this Agreement, except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto (including the Transactions) and to alternative transactions to the Transactions and any COVID Measures, (a) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not been any event or condition that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

SECTION 4.07. Legal Proceedings. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, there is no (a) Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective officers, directors or employees (other than ordinary course claims made under or in connection with Contracts of insurance or reinsurance issued or assumed by the Company or any of its Subsidiaries) or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or any of its Subsidiaries in connection with the officer’s or director’s relationship with the Company, in each case, by or before any Governmental Authority.

SECTION 4.08. Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries and their respective officers, directors, and personnel are, and since January 1, 2021, have been, in compliance with all federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules and regulations (collectively, “Laws”), judgments, decrees and orders of Governmental Authorities and Permits, in each case, applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions. The Company and each of its Subsidiaries hold, and since January 1, 2021, have held, all licenses, memberships, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses and all such Permits are in full force and effect, except where the failure to hold the same or the failure of the same to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions. There are no Actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or adverse modification of any Permit.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, neither the Company nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any applicable Law.

(c) The Company, each of its Subsidiaries, and to the Knowledge of the Company, each of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) and any other third party acting on behalf of the Company or any of its Subsidiaries, has, since January 1, 2021, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, since January 1, 2021, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers or employees (each in their capacities as such) has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries, in any way relating to any applicable Specified Business Conduct Laws.

(e) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) or any other third party acting on behalf of the Company or any of its Subsidiaries, is a Sanctioned Person.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, since January 1, 2021, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other third party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of any Specified Business Conduct Laws.

(g) Neither the Broker-Dealer Subsidiary, nor any person associated with it, is subject to a “statutory disqualification” as that term is used for purposes of the Securities Exchange Act. The Broker-Dealer Subsidiary has in effect, and at all times required by legal or regulatory requirements has had in effect, such written supervisory policies and procedures as may be required by the SEC, FINRA and the Exchange Act, except where neither the failure to maintain any relevant components of such policies and procedures would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

SECTION 4.09. Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect

(i) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (or caused to be timely filed) (taking into account valid extensions of time within which to file) all income or other Tax Returns required to be filed by any of them with the appropriate Governmental Authority in all jurisdictions in which Tax Returns are required to be filed. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects, and all income or other material Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown as due on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP and Applicable SAP.

(ii) No Taxes with respect to any of the Company and its Subsidiaries are under audit or examination by any Governmental Authority, and there are no audits, claims, assessments, levies, administrative or judicial proceedings pending or threatened in respect of any Taxes of any of the Company and its Subsidiaries.

(iii) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(iv) Neither the Company nor any of its Subsidiaries has (A) waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to an assessment or deficiency for any Taxes, which waiver or agreement, as applicable, remains in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course), (B) applied for a private letter ruling or similar ruling from any Governmental Authority relating to Taxes that has not been granted or has proposed to enter into an agreement with a Governmental Authority relating to Taxes that is pending or (C) entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), offer in compromise or similar agreement with a Governmental Authority relating to Taxes or has been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any Governmental Authority.

(v) Neither the Company nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement or arrangement, other than (A) Contracts solely between the Company and its Subsidiaries and (B) agreements or arrangements entered into in the ordinary course of business that does not relate principally to Taxes, or has any liability for Taxes of another Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor or by Contract (other than any Contract that does not relate principally to Taxes).

(vi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (B) disposition accounted for under the installment sale method made on or prior to the Closing Date or (C) prepaid amount received on or prior to the Closing Date. Section 4.09(a)(vi) of the Company Disclosure Letter sets forth a schedule of amounts that the Company or any of its Subsidiaries will be required to include in income after the Closing Date under Section 13517(c)(3) of the Tax Cuts and Jobs Act of 2017, Pub. L. No. 115-97.

(vii) All excise Tax Returns and excise Taxes under Section 4371 of the Code with respect to any reinsurance or retrocession agreement to which the Company or any of its Subsidiaries is a party have been duly and timely filed and paid.

(viii) The Company and each of its Subsidiaries have, within the time and manner prescribed by Law, withheld and paid over to the proper Governmental Authority all amounts required to have been so withheld and paid over, and have complied with all related Tax information reporting requirements under applicable Law.

(b) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was intended to be governed by Section 355 of the Code.

(c) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(d) Neither the Company nor any of its Subsidiaries has or has ever had a permanent establishment in a jurisdiction outside of the jurisdiction in which the Company or its Subsidiaries, respectively, are organized. For the avoidance of doubt, the entire United States (as defined in Section 7701(a)(9) of the Code) shall be treated as a single jurisdiction for purposes of this representation.

(e) AEL Re Bermuda Ltd. has made a valid election under Section 953(d) of the Code to be treated as a domestic corporation. No other Subsidiary of the Company organized outside of the United States has made an election under Section 953(d) of the Code to be treated as a domestic corporation.

(f) Section 4.09(f) of the Company Disclosure Letter sets forth a true and correct list of any of the Company or its Subsidiaries that is a life insurance company under Section 816(a) of the Code as of the date of this Agreement.

(g) Each of the Company and its Subsidiaries (other than AEL Re Bermuda Ltd.) is a domestic corporation for U.S. federal income Tax purposes.

(h) Notwithstanding anything to the contrary in this Agreement, (i) except for the representations and warranties set forth in Sections 4.05, 4.10, and 4.22 and this Section 4.09, neither the Company nor any of its Subsidiaries makes, and each such party hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to Taxes, (ii) the representations and warranties of the Company and its Subsidiaries in this Section 4.09 refer only to activities prior to the Closing and shall not serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) nothing in this Agreement (including the representations and warranties in this Section 4.09), other than Section 4.05 shall be construed as providing a representation and warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or its Subsidiaries. None of the representations and warranties in this Section 4.09 are made with respect to the tax treatment of any Insurance Contract, or as to any obligation in respect of withholding, information reporting or record-keeping in respect thereof, which will be governed by Section  4.22.

SECTION 4.10. Employee Benefits.

(a) Section 4.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document, including any amendments thereto, or if such Company Plan is not in writing, a written description of such plan, (ii) the most recent summary plan description for each material Company Plan for which such summary plan description is required by applicable Law and each summary of material modifications (if any), (iii) if such Company Plan is funded through a trust or any other funding arrangement, a copy of such trust or other funding arrangement, (iv) the most recently received IRS determination letter (or opinion or advisory letter, if applicable) and (v) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto (if any).

(b) Except as would not be expected to have a Company Material Adverse Effect, each of the Company Plans (including any related trusts) (i) has been established, operated and administered in compliance with its terms and in accordance with applicable Laws, (ii) all contributions required to be made with respect to any Company Plan have been timely made and deposited and (iii) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any material default under or material violation of any Company Plan.

(c) Each Company Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS regarding the Tax-qualified status of such Company Plan or is entitled to rely upon a favorable opinion letter issued by the IRS regarding the plan’s Tax-qualified status and each such related trust has not been revoked, and, to the Knowledge of the Company, no events have occurred or circumstances exist that could reasonably be expected to cause the loss of reliance on such determination or opinion letter or adversely affect the Tax-qualified status of any such Company Plan or related trust.

(d) The Company does not maintain, sponsor or contribute to, nor within the past six years has it maintained, sponsored or contributed to, or required to maintain, sponsor or contribute to, a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan (within the meaning of Section 3(35) of ERISA) or any “multiemployer plan” (as defined in Section 4063 of ERISA). No Company Plan is, and none of the Company or any of its Subsidiaries has any actual or contingent liability under, any “multiple employer plan” (within the meaning of Section 413(c) of the Code) or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation with respect to any Company Plan as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person, trade or business, whether or not incorporated (an “ERISA Affiliate”). In addition, during the past six years, no liability under (i) Title IV or Section 302 of ERISA or Sections 412 and 4971 of the Code or (ii) Section 4980B of the Code as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, has, in either case, been incurred by the Company or any ERISA Affiliate that has not been satisfied in full and, to the Knowledge of the Company, no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring such liability that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries. There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan, except for transactions that would not reasonably be expected to result in any material liability to the Company and its Subsidiaries taken together as a whole.

(e) Except as required under applicable Law, no Company Plan provides health, medical, dental or life insurance benefits following retirement or other termination of employment.

(f) There are no pending, or to the Knowledge of the Company, anticipated or threatened Actions against the Company or any of its Subsidiaries with respect to any Company Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Company Plan (other than routine claims for benefits) that would reasonably result in material liability to the Company and its Subsidiaries. No Company Plan is, or since January 1, 2021 has been, the subject of an examination, investigation or audit by a Governmental Authority.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any severance payment or benefit becoming due to any current or former employee, officer, director or other natural individual service provider of the Company or its Subsidiaries, (ii) increase, or enhance the terms of, any severance or other compensation or benefits otherwise payable to any current or former employee, officer, director or other natural individual service provider of the Company or its Subsidiaries, (iii) result in any acceleration of the time of payment, funding (through a grantor trust or otherwise) or vesting of any such compensation or benefits to any current or former employee, officer, director or other natural individual service provider of the Company or its Subsidiaries, (iv) trigger any increased or accelerated contributions to any Company Plan or trigger any change in the funding or covenant support arrangements for any Company Plan or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(h) The consummation of the Transactions (either alone or in combination with another event) will not result in the payment (or acceleration of vesting) of any amount or benefit that would, individually or in combination with any other payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Tax, interest or penalties imposed by Section 409A of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(j) Except as would not be expected to have a Company Material Adverse Effect, each Company Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is and has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.

(k) Neither the Company nor any of its Subsidiaries maintains any Company Plan or other similar compensation or benefit arrangement that is subject to the Laws of any jurisdiction outside of the United States or that is registered or required to be registered or approved by a non-U.S. Governmental Authority.

(l) Except as would not be expected to have a Company Material Adverse Effect, (i) the Company ESOP was validly authorized, established and maintained in accordance with applicable Law, (ii) the trust under the Company ESOP (the “Trust”) is a tax-exempt trust established in accordance with Section 501(a) of the Code and is administered and interpreted in accordance with applicable Law, (iii) the Company ESOP has received a determination from the Internal Revenue Service that the Company ESOP meets the applicable qualification requirements of Section 401(a) of the Code and, to the Knowledge of the Company, since the date of such determination (A) such qualified status has not been revoked and (B) nothing has occurred that would reasonably be expected to cause revocation of such qualified status or inability to rely on such determination and (iv) the Common Stock held by the Trust constitute “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA. As of the date hereof, no loans have been granted to or are outstanding for any participant under the Company ESOP.

SECTION 4.11. Labor Matters.

(a) Except as would not be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, labor agreement or other labor-related agreement with a labor union, labor organization, trades council, works council or similar organization and (ii) (A) there are no, and since January 1, 2021, have been no, labor organizing activities or representation or certification demands, petitions or proceedings by any labor organization, labor union, trades council, works council or similar organization or group of employees of the Company or any of its Subsidiaries to organize or represent any employees of the Company or any of its Subsidiaries, and no pending demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union, labor organization, trades council, works council or similar organization, (B) the consent of, consultation of or the rendering of formal advice by any labor union, labor organization, trades council, works council, employee representative body or similar organization is not required for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, (C) since January 1, 2021, there has been no actual, or, to the Knowledge of the Company, threatened strike, lockout, slowdown, work stoppage, unfair labor practice charge, grievance or arbitration against or affecting the

Company or any of its Subsidiaries, (D) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice and there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board and (E) there is no material charge of discrimination in employment or employment practices by the Company, including with respect to age, gender, race, religion or other legally protected category pending or, to the Knowledge of the Company, threatened before the United States Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices in any jurisdiction in which the Company or any Subsidiary has employed or currently employs any person.

(b)  Since January 1, 2021, (i) there have been no allegations of sexual harassment, sexual abuse or other sexual misconduct made against any member of the Company Board or officer of the Company subject to the reporting requirements of Section 16(a) of Exchange Act and (ii) there are no Actions pending or, to the Knowledge of the Company, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any member of the Company Board or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act. Since January 1, 2021, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any member of the Company Board or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable Laws respecting labor and employment matters, including discrimination in employment, employment practices, equal employment opportunity, terms and conditions of employment, disability rights or benefits, reasonable accommodations, hiring, training and/or promotion, payroll, tax withholding, worker classification (including the proper classification of workers as contingent workers, independent contractors and consultants), immigration (including applicable I-9 Laws), wages, hours, workers’ compensation, plant closings, labor and collective bargaining, employee leave issues, unemployment insurance, mandatory social security and pension schemes, privacy, employee record keeping and occupational safety and health, other than instances of noncompliance that would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has taken any action during the past three (3) years that would trigger the notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 and any other similar applicable foreign, state or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff or similar triggering event for which any material liability remains unsatisfied.

SECTION 4.12. Intellectual Property; Data Privacy and Cybersecurity.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all material Company Intellectual Property that is issued, registered or subject to an application for issuance or registration, indicating for each item (i) the current owner (including, with respect to domain names, the current registrant), (ii) the jurisdiction where the application, registration or issuance is filed, (iii) the application, registration and issue number (as applicable) and (iv) the application, registration and issue date (as applicable). Except as would not reasonably be expected to have a Company Material Adverse Effect, all Company Intellectual Property that is issued or registered is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are the exclusive owners of the Company Intellectual Property, free and clear of all Liens other than Permitted Liens, and have sufficient rights (which rights are, to the Knowledge of the Company, valid and enforceable) to use all other Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all Persons (including current and former employees and independent contractors) who are or were involved in or contributed to the development of, or otherwise would have rights in or to, any Company Intellectual Property have irrevocably assigned to the Company or one of its Subsidiaries all of their rights in and to such Company Intellectual Property (and such assignments are, to the Knowledge of the Company, valid), or the Company or one of its Subsidiaries owns such Company Intellectual Property by operation of Laws; and (ii) the Company and each of its Subsidiaries have taken commercially reasonable actions to protect and preserve the secrecy of all Trade Secrets owned by the Company or any of its Subsidiaries.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries do not use or distribute, nor have used or distributed, any Software licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition or the Free Software Definition (as promulgated by the Open Source Initiative or the Free Software Foundation, respectively) or any Software that contains or is derived from any such Software (“Open Source Software”) in any manner that would require any source code of any proprietary Software owned or purported to be owned by the Company or its Subsidiaries to be disclosed, licensed for free, publicly distributed or dedicated to the public; and (ii) the Company and its Subsidiaries are in compliance with the terms and conditions of all relevant licenses (including all requirements relating to notices and making source code available to third parties) for all Open Source Software used in the business of the Company and its Subsidiaries.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, no claims, disputes or other Actions are pending or, to the Knowledge of the Company, threatened in writing (in each case, that has not since been resolved) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company Intellectual Property or alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person.

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, the Company and its Subsidiaries have at all times posted privacy policies addressing the collection, retention, use and distribution of Personal Information. The Company and its Subsidiaries are not in violation of, and the Company’s and its Subsidiaries’ use and dissemination of Personal Information are in compliance with (i) any requirements of self-regulatory frameworks or organizations with which the Company and its Subsidiaries are contractually obligated to comply, including the Company’s and its Subsidiaries’ binding and customer-facing privacy policies and (ii) all applicable Laws or directives of any Governmental Authority, together with all binding regulatory guidance, rules and requirements promulgated thereunder, each as amended from time to time that relate to data privacy, data security, data protection, cybersecurity and marketing with respect to the collection, storage, use, disclosure, destruction or other processing, and transfer of Personal Information (collectively, “Privacy Obligations”), in each case, except as would not reasonably be expected to have a Company Material Adverse Effect.

(h) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021: (i) there has not been any violation of any Privacy Obligations; (ii) no Actions alleging noncompliance with Privacy Obligations in connection with the conduct of the business of the Company and its Subsidiaries are pending or threatened in writing against the Company and its Subsidiaries with respect to any of the foregoing; and (iii) the Company and its Subsidiaries have not been impacted by any Cybersecurity Incident or otherwise required under any Privacy Obligations to give notice to any Person of any actual or alleged Cybersecurity Incident.

(i) Except as would not reasonably be expected to have a Company Material Adverse Effect, the IT Systems are sufficient for the current needs of the business of the Company and its Subsidiaries and, to the Knowledge of the Company, do not contain any Malware. Except as would not reasonably be expected to have a Company Material Adverse Effect, there have been no failures, breakdowns, outages or unavailability of any of the foregoing that have caused any material disruption to the business of the Company or its Subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have valid rights to use and access all IT Systems and (ii) the Company and its Subsidiaries have taken commercially reasonable actions to protect the integrity and security of the IT Systems and maintain reasonable information security, backup and disaster recovery plans and procedures, and such actions, plans and procedures are designed to be consistent with applicable Privacy Obligations with respect to the foregoing and the data stored or processed thereby.

SECTION 4.13. Anti-Takeover Provisions. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Company with respect to this Agreement or the Merger.

SECTION 4.14. Real Property.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, either the Company or one of its Subsidiaries owns good and valid title in fee simple to the Owned Real Property, free and clear of all Liens, other than Permitted Liens.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold or subleasehold interest in each Leased Real Property pursuant to a lease or sublease agreement (each, a “Company Lease”), free and clear of all Liens (other than Permitted Liens). Each Company Lease is in full force and effect, except as enforceability thereof may be limited by the Bankruptcy and Equity Exception.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party under any Company Lease, is in material default under any Company Lease, and no event has occurred that, with notice or lapse of time or both, would constitute a material default of any Company Lease.

(d) The Company or one of its Subsidiaries, as applicable, have obtained all certificates of occupancy and other permits or approvals required with respect to the use and occupancy of the Leased Real Property, except where a failure to obtain any such material permits or approvals would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.15. Contracts.

(a) Except for (A) this Agreement, (B) each Company Plan, (C) each Contract filed as an exhibit to the Filed SEC Documents, Section 4.15(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement and (D) each arrangement disclosed under Item 404(a) of Regulation S-K under the Exchange Act in the Filed SEC Documents. For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than any Contracts to which Parent, BAM or any of their respective Affiliates is a counterparty, Company Plans, IMAs, any Contracts in respect of Investment Assets and insurance, reinsurance or retrocession treaties, agreements, slips, binders, cover notes, including the Reinsurance Agreements, or other similar arrangements) that:

(i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) are with an affiliate that would be required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act;

(iii) relate to the formation or management of any joint venture, partnership or other similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole (excluding Investment Assets acquired in the ordinary course of business);

(iv) provide for Indebtedness for borrowed money or guarantees thereof of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $25,000,000 individually, other than any Indebtedness between or among any of the Company and any of its Subsidiaries;

(v) have been entered into since January 1, 2021, and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business, in each case, that are material to the Company and its Subsidiaries, taken as a whole (excluding, for the avoidance of doubt, acquisitions or dispositions of investments made pursuant to the Investment Guidelines, or of supplies, products, properties or other assets in the ordinary course of business);

(vi) prohibit the payment of dividends or distributions in respect of the capital of the Company or any of its wholly owned Subsidiaries, prohibit the pledging of the capital of the Company or any wholly owned Subsidiary of the Company or prohibit the issuance of any guarantee by the Company or any Subsidiary of the Company (other than pursuant to applicable Laws);

(vii) contain provisions that prohibit the Company or any of its Subsidiaries from competing in any material respect in any material line of business or grant a right of exclusivity to any Person which prevents the Company or any Subsidiary of the Company from entering any material territory, market or field or freely engaging in business anywhere in the world in any material respect, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on 180 or fewer days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty;

(viii) involve the settlement of any pending or threatened claim, action or proceeding that requires payment obligations of the Company or any of its Subsidiaries after the date hereof in excess of $25,000,000, other than claims settled under Company Insurance Policies in the ordinary course of business and within applicable policy limits;

(ix) (A) grant any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries or (B) obligate the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party and that are material to the Company and its Subsidiaries, taken as a whole; or

(x) contain a license or grant of rights in, to or under material Intellectual Property (excluding (A) non-exclusive licenses granted in the ordinary course of business, (B) licenses granted to or for the benefit of the Company or any of its Subsidiaries of commercially available, “off-the-shelf” Software available on standard terms, and (C) licenses of Open Source Software).

(b) (i) Each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries has, as of the date of this Agreement, performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received written notice, as of the date of this Agreement, of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not reasonably be expected to have a Company Material Adverse Effect, (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to have a Company Material Adverse Effect and (v) neither the Company nor any of its Subsidiaries has received written notice, as of the date of this Agreement, from any other party to a Material Contract that such other party intends to terminate, not renew or renegotiate in any material respect the terms of any such Material Contract, except as would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.16. Actuarial Appraisals; Reserves.

(a) As of the date hereof, to the Knowledge of the Company, no actuarial appraisal prepared by third-party or internal actuaries with respect to any in-force business, or blocks or lines of business, of any of the Company Insurance Subsidiaries prepared since January 1, 2021 that the Company has delivered to Parent (each such appraisal, an “Actuarial Appraisal”) is inaccurate in any material respect. The factual information and data provided by the Company and its Subsidiaries for use in connection with the preparation of each Actuarial Appraisal was complete and accurate in all material respects as of the date so provided, subject in each case to any limitations and qualifications contained in such Actuarial Appraisal.

(b) The Reserves of each Company Insurance Subsidiary contained in its respective Statutory Statements as of and for the annual periods ended December 31, 2020, 2021 and 2022, in each case: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied throughout the specified period and were fairly stated in accordance with sound actuarial principles and Applicable SAP (in each case, except as otherwise noted in such Statutory Statements) and (ii) satisfied the requirements of all applicable Law in all material respects, except as otherwise noted in such Statutory Statements.

SECTION 4.17. Reinsurance.

(a) Section 4.17 of the Company Disclosure Letter sets forth a complete and correct list of all reinsurance agreements to which any of the Company Insurance Subsidiaries is a party, whether as ceding company or assuming company, under which such Company Insurance Subsidiary has any material rights or material obligations (each, a “Reinsurance Agreement”). The Company has made available to Parent a true and correct copy or a summary of material terms of each Reinsurance Agreement. Each Reinsurance Agreement is valid and binding on the Company or its applicable Company Insurance Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Insurance Subsidiary has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any Company Insurance Subsidiary under any Reinsurance Agreement and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute, after notice or lapse of time or both, such a material default. To the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a material default on the part of any counterparty under such Reinsurance Agreement. Neither the Company nor any Company Insurance Subsidiary has received written notice from any other party to a Reinsurance Agreement that such other party intends to cancel, terminate or amend in any material respect the terms of any such Reinsurance Agreement. There are no pending or, to the Knowledge of the Company, threatened in writing Actions with respect to any Reinsurance Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth in Section 4.17 of the Company Disclosure Letter, (i) to the Knowledge of the Company, no party to a Reinsurance Agreement is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (ii) to the Knowledge of the Company, the financial condition of each party to a Reinsurance Agreement is not impaired to the extent that a default thereunder is reasonably anticipated, (iii) there are no, and since January 1, 2021 there have been no, material disputes under any Reinsurance Agreement other than disputes (A) in the ordinary course for which adequate loss reserves have been established or (B) that otherwise have been fully resolved, and (iv) each Company Insurance Subsidiary that is party to a Reinsurance Agreement is entitled under any applicable Insurance Laws and Applicable SAP to take full reinsurance credit in its Statutory Statements for all amounts reflected therein that are recoverable by it pursuant to any Reinsurance Agreement, and no Governmental Authority has objected in writing to the Statutory Statements reflecting such reinsurance credit.

SECTION 4.18. Investment Assets.

(a) The Company has provided Parent with a true, correct and complete list of all bonds, stocks, mortgage loans and other investment assets that were subject to the Reinsurance Agreements, carried on the books and records of, or that were otherwise owned by, the Company or any of its Subsidiaries as of May 31, 2023 (such bonds, stocks, mortgage loans and other investment assets, together with all such other bonds, stocks, mortgage loans and other investment assets acquired by the Company and its Subsidiaries between such date and the date of this Agreement, the “Investment Assets”). Except for Investment Assets sold in the ordinary course of business since May 31, 2023, or otherwise contemplated by this Agreement, the Company and its Subsidiaries, or a trustee acting on behalf of the Company or any such Subsidiary, has, and will have as of the Closing Date, good and valid title to all of the Investment Assets it purports to own (including pursuant to the Reinsurance Agreements), free and clear of all Liens except Permitted Liens. The Company has provided Parent with a true, correct and complete copy of the applicable policies of the Company with respect to the investment of the Investment Assets, including investment guidelines that apply to Investment Assets subject to Reinsurance Agreements (the “Investment Guidelines”), and except as approved by the Company’s investment committee, (i) the Company’s Investment Assets comply in all material respects with such Investment Guidelines and (ii) all transactions involving Investment Assets have complied in all material respects with the Investment Guidelines since January 1, 2021.

(b) Except as set forth in Section 4.18(b) of the Company Disclosure Letter, (i) the Company has no material funding obligations of any kind, or obligation to make any material additional advances or investments (including any obligation relating to any investment funds or vehicles, separate managed accounts, limited partnerships, currency or interest rate swap, hedge or similar arrangement) in respect of, any of the Investment Assets and (ii) there are no material outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which the Company or any of its Subsidiaries would be subject upon or after the Closing.

(c) Section 4.18(c) of the Company Disclosure Letter sets forth a complete and correct list of all material investment management agreements relating to the assets of the Company and its Subsidiaries (each, an “IMA”). The Company has made available to Parent a true and correct copy or a summary of material terms of each IMA. Each IMA is valid and binding on the Company or its applicable Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, the Company and each of its applicable Subsidiaries and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each IMA. Neither the Company nor any of its Subsidiaries has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any IMA and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute, after notice or lapse of time or both, such a material default. To the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a material default on the part of any counterparty under such IMA. Neither the Company nor any of its Subsidiaries has received written notice from any other party to an IMA that such other party intends to cancel, terminate, not renew, change the scope of rights and obligations under or renegotiate in any material respect the terms of any such IMA. There are no pending or, to the Knowledge of the Company, threatened in writing Actions with respect to any IMA, except as would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.19. Insurance Business.

(a) Section 4.19(a) of the Company Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of the Company Insurance Subsidiaries, together with the jurisdiction of domicile thereof. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, since January 1, 2021 (i) no Insurance Regulator has alleged in writing that any Company Insurance Subsidiary has violated in any material respect, nor is there any pending or, to the Knowledge of the Company, threatened in writing, investigation by any applicable Insurance Regulator related to alleged violations by any Company Insurance Subsidiary of, any applicable Insurance Laws, and (ii) each Company Insurance Subsidiary has filed all material reports, forms, rates, notices and materials required to be filed by it with any applicable Insurance Regulator, and none of such reports, forms, rates, notices and other materials has been objected to by such Insurance Regulator within the period provided for objection, except where such objections have been cured or otherwise resolved.

(b) Section 4.19(b) of the Company Disclosure Letter sets forth a true and correct list of all permitted accounting practices utilized by the Company Insurance Subsidiaries in the preparation of their respective Statutory Statements.

(c) Except as set forth in Section 4.19(c) of the Company Disclosure Letter, none of the Company Insurance Subsidiaries is commercially domiciled under the Laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its jurisdiction of incorporation.

(d) Except as set forth in Section 4.19(d) of the Company Disclosure Letter, either the Company nor any of the Company Insurance Subsidiaries is subject to any requirement imposed by a Governmental Authority to maintain specified capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions imposed by applicable Laws of general application.

(e) The Company has made available to Parent and its advisors true and complete copies of (i) any material reports on financial examination and (ii) any material reports on market conduct examination, in the case of each of (i) and (ii), delivered by any Insurance Regulator in respect of any Company Insurance Subsidiary since January 1, 2021.

(f) Except as required by Insurance Laws of general applicability and the insurance or reinsurance Permits maintained by the Company Insurance Subsidiaries, there are no material written agreements, memoranda of understanding, commitment letters or similar undertakings binding on the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party, on one hand, and any Governmental Authority is a party or addressee, on the other hand, or any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Authority, nor has the Company nor any of its Subsidiaries adopted any board resolution at the request of any Governmental Authority, in each case specifically with respect to it or any of its Subsidiaries, which materially restrict the conduct of the Company Insurance Subsidiaries’ business.

SECTION 4.20. Insurance Policies.

(a) All policy and contract forms on which any Company Insurance Subsidiary has issued an Insurance Contract and all amendments, applications, marketing materials, brochures, illustrations and certificates pertaining thereto have, to the extent required by applicable Law, been approved by all applicable Governmental Authorities or filed with such Governmental Authorities, subject to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Insurance Subsidiaries have since January 1, 2021, been in compliance with applicable Law regulating the marketing and sale of Insurance Contracts, including (i) all applicable requirements and prohibitions relating to suitability of sales and replacement of policies and annuity products, (ii) all applicable requirements relating to the disclosure of the nature of insurance products as policies of insurance, (iii) all applicable requirements relating to insurance product projections and illustrations and (iv) all applicable requirements relating to the advertising, sales and marketing of insurance and annuity products.

(c) All premium rates and rating plans in use by each Company Insurance Subsidiary with respect to any Insurance Contract have to the extent required by applicable Law been approved by all applicable Governmental Authorities or filed with such Governmental Authorities, subject to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except for regular periodic assessments in the ordinary course of business or assessments based on developments that are publicly known within the insurance industry, as of the date hereof, there are no material unpaid claims or assessments made by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurance companies.

SECTION 4.21. Insurance Producers. Except as, individually or in the aggregate, is not and would not be reasonably expected to have a Company Material Adverse Effect, since January 1, 2021, (a) each employee who is an Insurance Producer and, to the Knowledge of the Company, each other Insurance Producer, (i) at the time such Insurance Producer solicited, negotiated, marketed, underwrote or sold or produced any Insurance Contract, was duly and appropriately appointed by a Company Insurance Subsidiary, in compliance with applicable Law, to act as an Insurance Producer for such Insurance Contract, and was duly and appropriately licensed as an Insurance Producer (for the type of business sold or produced by such Insurance Producer on behalf of such Company Insurance Subsidiary), in each jurisdiction in which such Insurance Producer was required to be so licensed and (ii) has not been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Law in connection with such Insurance Producer’s actions in his, her or its capacity as an Insurance Producer for any Company Insurance Subsidiary, and (b) the Company and its Subsidiaries have not received any written notice from any Governmental Authority with respect to any failures by such Insurance Producers to be so licensed or appointed. There are no outstanding disputes between the Company or any Company Insurance Subsidiary, on the one hand, and an Insurance Producer, on the other hand, concerning material amounts of commissions or other incentive compensation.

SECTION 4.22. Insurance Product-Related Tax Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Each Insurance Contract (i) provides (and since the date of issuance, assumption, exchange, modification or purchase of such Insurance Contract has provided) the purchaser, policyholder, account holder, other holder or intended beneficiary thereof with a Tax treatment under the Code (including, but not limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code) and any similar provision of state, local, and non-U.S. Law that is not less favorable than the Tax treatment (A) that was purported to apply in written materials provided at the time of issuance, assumption, exchange, modification or purchase or (B) for which such Insurance Contract was intended or reasonably expected to qualify under the Code (including, but not limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code) and any similar provision of state, local and non-U.S. Law at the time of issuance, assumption, exchange, modification or purchase and (ii) complies with, and since the date of issuance, assumption, exchange, modification or purchase of such Insurance Contract has complied with, the requirements applicable to, or intended to be applicable to, such Insurance Contract under the provisions of the Code (including, but not limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code) and any similar provision of state, local and non-U.S. Law relating to such Insurance Contract and any Treasury Regulations and administrative guidance issued thereunder.

(b) No Insurance Contract is a “modified endowment contract” within the meaning of Section 7702A of the Code, except any Insurance Contract that is being administered as a “modified endowment contract” and with respect to which the policyholder has consented in writing to the treatment of such Insurance Contract as a “modified endowment contract” and has not acted to revoke such consent.

(c) None of the Company and its Subsidiaries has entered into any agreement or has been within the last five years involved in any discussions or negotiations with the IRS or any other Governmental Authority, or otherwise has requested within the last five years relief from the IRS or any other Governmental Authority, regarding the failure of any Insurance Contract currently in force to meet its intended Tax treatment.

(d) None of the Company and its Subsidiaries is a party to or has received written notice of any federal, state, local or foreign audits or other administrative or judicial Action with regard to the Tax treatment of any Insurance Contract currently in force, or of any claims by the purchasers, holders or intended beneficiaries thereof regarding the Tax treatment thereof.

(e) None of the Company and its Subsidiaries is a party to any “hold harmless” or indemnification agreement or tax sharing agreement or similar arrangement under which it is liable for the Tax treatment of any Insurance Contract currently in force.

(f) The Company and its Subsidiaries have complied with all reporting, withholding and disclosure requirements of the Code, Treasury Regulations and forms issued by the IRS and other applicable Laws that are applicable to the Insurance Contracts and distributions thereunder.

(g) Notwithstanding anything to the contrary in this Agreement, except for the representations and warranties set forth in this Section 4.22, neither of the Company nor any of its Subsidiaries makes, and each such party hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to the Tax treatment of any Insurance Contract, and as to any obligations in respect of withholding, information reporting or record-keeping in respect thereof.

SECTION 4.23. Statutory Statements. The Company has made available to Parent copies of the following statutory statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “Statutory Statements”): (i) the statutory annual statement of each Company Insurance Subsidiary as of and for the annual periods ended December 31, 2020, 2021 and 2022, in each case as filed with the applicable Insurance Regulator for such Company Insurance Subsidiary, and (ii) the statutory quarterly statements of each Company Insurance Subsidiary as of and for the quarterly period ended March 31, 2023, in each case as filed with the Insurance Regulator of such Company Insurance Subsidiary, subject, in the case of Statutory Statements with respect to quarterly periods, to the absence of full footnote disclosure and normal year-end audit adjustments. The Statutory Statements were prepared in conformity with Applicable SAP applied consistently throughout the periods presented, and present fairly, in all material respects the statutory financial position and results of operations of the Company Insurance Subsidiaries as of their respective dates and for the respective periods covered thereby. Except as set forth on Section 4.23 of the Company Disclosure Letter, as of its filing date, and, if amended, as of the date of the last amendment prior to the date hereof, each such filing complied with applicable Law in all material respects. No Governmental Authority has asserted any material deficiency related to any such filing that has not been resolved, to the Knowledge of the Company, to the material satisfaction of such Governmental Authority prior to the date hereof.

SECTION 4.24. Opinion of Financial Advisor. The Company Board has received an oral opinion (to be confirmed by delivery of a written opinion promptly after the date hereof) of each of J.P. Morgan Securities LLC (“JPM”) and Ardea Partners LP (“Ardea Partners”), to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Common Stock is fair from a financial point of view to such holders of Common Stock. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub for any purpose.

SECTION 4.25. Brokers and Other Advisors. Except for JPM and Ardea Partners, the fees and expenses of which will be paid by the Company pursuant to the applicable engagement letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or any of their respective directors, officers or employees. The Company has provided an estimated calculation as of the date of this Agreement of such fees and expenses payable to JPM and Ardea Partners pursuant to their respective engagement letters.

SECTION 4.26. Critical Technology. Neither the Company nor any of its Subsidiaries produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies” as that term is defined in 31 C.F.R. § 800.215, and none of them has any current intention of engaging in such activities in the future.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that except as (A) set forth in the corresponding section of the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure set forth in one section or sub-section of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or sub-section of this Article V to which it corresponds in number and each other section or sub-section of this Article V to the extent the qualifying nature of such disclosure with respect to such other section or sub-section is reasonably apparent on the face of such disclosure) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by Parent and publicly available at least three business days prior to the date of this Agreement (the “Parent SEC Documents”), other than any disclosure contained in such Parent SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements:

SECTION 5.01. Organization; Standing. Parent is a Bermuda exempted company limited by shares duly incorporated and organized, validly existing and in good standing under the Laws of Bermuda, and Merger Sub is an Iowa corporation duly organized and validly existing under the IBCA. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted, except as would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions. Parent has made available to the Company true, complete and correct copies of Parent’s certificate of incorporation and memorandum of association and bylaws, and Merger Sub’s articles of incorporation and bylaws, each as amended to the date of this Agreement.

SECTION 5.02. Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Merger Sub Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly and unanimously authorized and approved by each of the Parent Board and the Merger Sub Board, as applicable, and, except for obtaining the Merger Sub Shareholder Approval (which approval shall be provided by the written consent of Arches Acquisition Holdco II Inc. immediately following the execution of this Agreement), no other action (including any shareholder vote or other action) on the part of Parent or Merger Sub or any of their Affiliates is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions (including the delivery of BAM Class A Stock as Stock Consideration pursuant to this Agreement). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by each other party, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception.

(b) Each of the Parent Board and the Merger Sub Board have unanimously (i) determined that the terms of this Agreement are in the best interests of Parent or Merger Sub, as applicable, (ii) approved and adopted and declared the advisability of this Agreement and the Transactions, including the Merger, as of the date of this Agreement, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance of or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificates or articles of incorporation, memorandums of association, bylaws, bye-laws or other comparable charter or organizational documents of (A) Parent or Merger Sub or (B) any of Parent’s other Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 4.03(c) (other than Section 4.03(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.03(c)), (B) that the actions described in Section 5.02(a) have been completed, (C) that the Consents referred to in Section 5.03 and, in the case of Merger Sub, the Merger Sub Shareholder Approval are obtained and (D) that the filings referred to in Section 5.03 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) assuming the accuracy of the representations and warranties made in Section 4.26, violate any Law applicable to Parent or any of its Subsidiaries, (y) require any consent or notice, or conflict with, violate or constitute a default under any of the terms, conditions or provisions of any material Contract to which Parent or any of its Subsidiaries is a party or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, result in the loss of any benefit under, or result in the triggering of any payments pursuant to, obligations under any such material Contract or (z) result in the creation of any Lien on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (ii)(y) and (ii)(z), as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions.

(d) The Merger Sub Shareholder Approval (which approval shall be provided by the written consent of Arches Acquisition Holdco II Inc. as contemplated by Section 7.12) is the only vote or approval of the holders of any class or series of shares of Merger Sub that is necessary to approve this Agreement and the Merger.

SECTION 5.03. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act and Securities Act and the rules and regulations thereunder, including the filing with the SEC of (i) the Proxy Statement/Prospectus, (ii) solely if any Stock Consideration is included in the Merger Consideration, a registration statement on Form F-4 relating to the registration under the Securities Act of the shares of BAM Class A Stock that will constitute Stock Consideration (the “Form F-4”) and declaration of effectiveness of the Form F-4 and (iii) such other reports as are required in connection with the Transactions, (b) solely if any Stock Consideration is included in the Merger Consideration, filings required under, and compliance with, the rules and regulations of the NYSE, including the approvals of the NYSE to authorize the listing of such shares of BAM Class A Stock, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws, (d) the filing with FINRA of an application by the Broker-Dealer Subsidiary under FINRA Rule 1017 and the receipt of FINRA’s approval of such application, (e) compliance with any applicable state securities or blue sky laws, (f) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 5.03 of the Parent Disclosure Letter (the “Parent Insurance Approvals”), (g) the Company Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 4.04(g) and the completeness of Section 4.04(g) of the Company Disclosure Letter) and (h) such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or impair the consummation by the Parent Entities of the Transactions on a timely basis, and assuming the accuracy of the representations and warranties made in Section 4.26, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions.

SECTION 5.04. Ownership and Operations of Merger Sub. Parent owns beneficially and of record, indirectly through one or more wholly owned Subsidiaries as set forth on Section 5.04 of the Parent Disclosure Schedule, all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions.

SECTION 5.05. Sufficient Funds. Parent and Merger Sub collectively have, or have available to them, as of the date of this Agreement and will continue to have, or have available to them, through and at the Effective Time unencumbered cash or cash equivalents that are sufficient to permit Parent to pay the aggregate Cash Consideration, consideration payable to holders of Company Awards pursuant to Section 3.03 and any other amount required to be paid in connection with the consummation of the Transactions, including the Payoff Amount and any amounts that become payable in respect of the redemption of the Senior Notes, and to pay all related fees and expenses of Parent and Merger Sub. For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing by or to Parent or any Affiliate of Parent be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

SECTION 5.06. Guaranty and Voting Agreement. Concurrently with the execution of this Agreement, BN has delivered to the Company a true, complete and correct copy of its duly executed Guaranty, and the Parent Group Shareholders have delivered to the Company a true, complete and correct copy of their duly executed Voting Agreement. The Guaranty and the Voting Agreement are in full force and effect, have not been amended or modified and constitute a legal, valid and binding obligation of the BN and the Parent Group Shareholders, respectively, enforceable against them in accordance with their terms, subject to the Bankruptcy and Equity Exception. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of BN or the Parent Group Shareholders pursuant to the Guaranty or the Voting Agreement, as applicable.

SECTION 5.07. Certain Arrangements. As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal or (c) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any holder of Company Awards, on the other hand, pursuant to which such holder would be entitled to receive consideration of a different amount or nature than the consideration payable pursuant to Section  3.03.

SECTION 5.08. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus to be sent to the Company’s shareholders in connection with the Company Shareholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall, on the date the Proxy Statement/Prospectus is first mailed to the Company’s shareholders, at the time of any amendment thereof or supplement thereto and at the time of the Company Shareholders Meeting or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state a material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

SECTION 5.09. Legal Proceedings. Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, as of the date of this Agreement, there is no (a) Action pending or, to the Knowledge of Parent, threatened in writing, against Parent or any of its Affiliates or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Parent Entities or any of their Affiliates, in each case, by or before any Governmental Authority.

SECTION 5.10. Compliance with Laws.

(a) Parent, Merger Sub and each of their respective Affiliates and their respective officers, directors, and personnel are, and since January 1, 2021, have been, in compliance with all Laws, judgments, decrees and orders of Governmental Authorities and Permits, in each case, applicable to Parent, Merger Sub and their respective Affiliates, except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, none of Parent, Merger Sub or any of their respective Affiliates is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any applicable Law.

(c) Parent, Merger Sub and each of their respective Affiliates, and, to the Knowledge of Parent, each of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) and any other third party acting on behalf of any of Parent, Merger Sub or any of their respective Affiliates, has, since January 1, 2021, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions.

(d) Except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, since January 1, 2021, none of Parent, Merger Sub or any of their respective Affiliates, nor, to the Knowledge of Parent, any of their respective directors, officers or employees (each in their capacities as such) has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving Parent, Merger Sub or any of their respective Affiliates, in any way relating to any applicable Specified Business Conduct Laws.

(e) None of Parent, Merger Sub or any of their respective Affiliates, nor, to the Knowledge of Parent, any of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) or any other third party acting on behalf of Parent, Merger Sub or any of their respective Affiliates, is a Sanctioned Person.

(f) Except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, since January 1, 2021, none of Parent, Merger Sub or any of their respective Affiliates, nor, to the Knowledge of Parent, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other third party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of any Specified Business Conduct Laws.

SECTION 5.11. Ownership of Common Stock or Preferred Stock. Except as set forth in Section 5.11 of the Parent Disclosure Letter, none of Parent, Merger Sub or any of their Affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act), or will prior to the Closing Date beneficially own, any Common Stock or Preferred Stock, or is a party, or will prior to the Closing Date become a party, to any Contract, other arrangement or understanding (whether written or oral) (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Common Stock or Preferred Stock.

SECTION 5.12. Brokers and Other Advisors. Except for Barclays Capital Inc. (“Barclays”), the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, any of its Subsidiaries or any of their respective directors, officers or employees.

SECTION 5.13. Pending Transactions. As of the date hereof, to the Knowledge of Parent, neither Parent nor any of its Affiliates is party to any transaction pending (a) to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or (b) to otherwise acquire or agree to acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation, in each case, would, or would reasonably be expected to, (x) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any consents, approvals, licenses, permits, orders, qualifications, authorizations of, or registrations or other actions by, or any filings with or notifications to, any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (y) significantly increase the risk of any Governmental Authority entering a governmental order prohibiting the consummation of the Transactions, or (z) materially delay the consummation of the Transactions.

SECTION 5.14. Ownership Structure. Section 5.14 of the Parent Disclosure Letter sets forth a true, correct and complete list of: (i) Merger Sub and each person who or which, as of the date hereof, “controls” (as such term is defined under the Insurance Laws of the Company Insurance Subsidiaries’ domiciliary jurisdictions), directly or indirectly, Merger Sub (such persons, the “Control Persons”), and (ii) all Persons who or which, as of the date hereof, “control” (as such term is defined under the Insurance Laws of the Company Insurance Subsidiaries’ domiciliary jurisdictions), directly or indirectly, each of the Control Persons.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BAM

BAM represents and warrants to the Company that except as (A) set forth in the corresponding section of the disclosure letter delivered by BAM to the Company on the date of this Agreement (the “BAM Disclosure Letter”) (it being agreed that disclosure set forth in one section or sub-section of the BAM Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or sub-section of this Article VI to which it corresponds in number and each other section or sub-section of this Article VI to the extent the qualifying nature of such disclosure with respect to such other section or sub-section is reasonably apparent on the face of such disclosure) or (B) disclosed in any report, schedule, form, statement, registration statement, prospectus, proxy statement or other document required to be filed or furnished by BAM with the SEC on a timely basis pursuant to the Securities Act or the Exchange Act since November 21, 2022 and publicly available at least three business days prior to the date of this Agreement (collectively with any other reports, schedules, forms, certifications, statements, registration statements, prospectuses, proxy statements and other documents, including the exhibits and other information incorporated therein, filed or furnished by BAM with the SEC after the date hereof, the “BAM SEC Documents”), other than any disclosure contained in such BAM SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements:

SECTION 6.01. Organization; Standing. BAM is a British Columbia company duly organized, validly existing and in good standing under the laws of British Columbia. BAM has all requisite power and authority necessary to carry on its business as it is now being conducted, except as would not reasonably be expected to have a BAM Material Adverse Effect. BAM is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a BAM Material Adverse Effect. BAM has made available to the Company true, complete and correct copies of BAM Organizational Documents.

SECTION 6.02. Capitalization. BAM has an authorized capitalization as of the date of this Agreement consisting of an unlimited number of class A preference shares, an unlimited number of class A limited voting shares (“BAM Class A Stock”) and 21,280 class B limited voting shares (“BAM Class B Stock”), and as of the May 31, 2023, no shares of class A preference shares were issued and outstanding, 412,439,447 shares of BAM Class A Stock were issued and outstanding and 21,280 shares of BAM Class B Stock were issued and outstanding. All the outstanding shares of capital stock or other equity interests of BAM and of BAM ULC that are owned by BAM have been duly and validly authorized and issued, are fully paid and non-assessable and, in the case of shares of BAM ULC owned by BAM, are owned free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, except where the failure to be so authorized and issued, fully paid and non-assessable, owned by BAM, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim could not reasonably be expected to have a BAM Material Adverse Effect. The shares of BAM Class A Stock to be delivered as Stock Consideration pursuant to this Agreement are, and shall be as of their delivery in accordance with the terms of this Agreement to the holders of Common Stock as of immediately prior to the Effective Time, free and clear of any Lien or restriction on voting or transfer, other than Liens created by or through the actions of such holders or any of their respective Affiliates, and any Liens arising under or relating to applicable securities laws.

SECTION 6.03. Authority; Noncontravention.

(a) BAM has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by BAM of this Agreement, and the consummation by BAM of the Transactions, have been duly authorized by BAM, and no other action (including any shareholder vote or other action) on the part of BAM or any of its Affiliates is necessary to authorize the execution, delivery and performance by BAM of this Agreement and the consummation by BAM of the Transactions (including the delivery BAM Class A Stock as Stock Consideration pursuant to this Agreement). This Agreement has been duly executed and delivered by BAM and, assuming due authorization, execution and delivery hereof by each other party, constitutes a legal, valid and binding obligation of BAM, enforceable against it in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by BAM, nor the consummation by BAM of the Transactions, nor performance of or compliance by BAM with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the BAM Organizational Documents or other comparable charter or organizational documents of (A) BAM or (B) any of BAM’s other Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 4.03(c) (other than Section 4.03(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.03(c)), (B) that the actions described in Section 6.03(a) have been completed, (C) that the Consents referred to in Section 6.04 are obtained and (D) that the filings referred to in Section 6.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) assuming the accuracy of the representations and warranties in Section 4.26, violate any Law applicable to BAM or any of its Affiliates, (y) require any consent or notice, or conflict with, violate or constitute a default under any of the terms, conditions or provisions of any material Contract to which BAM or any of its Subsidiaries is a party or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, result in the loss of any benefit under or result in the triggering of any payments pursuant to, obligations under any such material Contract or (z) result in the creation of any Lien on any properties or assets of BAM or any of its Subsidiaries, except, in the case of clauses (ii)(y) and (ii)(z), as would not reasonably be expected to have a BAM Material Adverse Effect.

SECTION 6.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act and Securities Act and the rules and regulations thereunder, including the filing with the SEC of (i) the Proxy Statement/Prospectus, (ii) a registration statement on Form F-4 and declaration of effectiveness of the Form F-4 and (iii) such other reports required in connection with the Transactions, (b) filings required under, and compliance with the rules and regulations of the NYSE, including the approvals of the NYSE to authorize the listing of such shares of BAM Class A Stock, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws, (d) compliance with any applicable state securities or blue sky laws, (e) the Company Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 4.04(g) and the completeness of Section 4.04(g) of the Company Disclosure Letter) and (f) such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a BAM Material Adverse Effect, and assuming the accuracy of the representations and warranties made in Section 4.26, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by BAM, the performance by BAM of its obligations hereunder and the consummation by BAM of the Transactions.

SECTION 6.05. Investment Company Act. BAM is not, and after giving effect to the exchange of BAM Class A Stock for Common Stock by the holders thereof, will not be an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

SECTION 6.06. Certain Arrangements. As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between BAM or any of its Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal or (c) between BAM or any of its Affiliates, on the one hand, and any holder of Company Awards, on the other hand, pursuant to which such holder would be entitled to receive consideration of a different amount or nature than the consideration payable pursuant to Section 3.03.

SECTION 6.07. Information Supplied. None of the information supplied or to be supplied by or on behalf of BAM or any of its Affiliates for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus to be sent to the Company’s shareholders in connection with the Company Shareholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall, on the date the Proxy Statement/Prospectus is first mailed to the Company’s shareholders, at the time of any amendment thereof or supplement thereto and at the time of the Company Shareholders Meeting, or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state a material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

SECTION 6.08. BAM SEC Documents; Undisclosed Liabilities.

(a) BAM has filed with or furnished to (as applicable) the SEC the BAM SEC Documents. As of their respective effective dates (in the case of BAM SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other BAM SEC Documents), or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the BAM SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated thereunder, applicable to such BAM SEC Documents, and none of the BAM SEC Documents contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any BAM SEC Document.

(b) Each of the consolidated financial statements of BAM (including all related notes or schedules) included or incorporated by reference in the BAM SEC Documents complied as to form, as of the dates and for the periods referred to therein and as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and published rules and regulations of the SEC, the Securities Act and the Exchange Act with respect thereto, have been prepared in all material respects in accordance with GAAP as in effect on the date of such statement (except, in the case of unaudited quarterly statements, for normal and recurring year-end adjustments) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of BAM and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments). Since November 21, 2022, BAM has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. None of BAM or its Subsidiaries is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Neither BAM nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of BAM (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of BAM and its Subsidiaries as of December 31, 2022, included in the Filed SEC Documents, (ii) incurred after December 31, 2022, in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, (iv) as relate to Taxes or (v) as would not reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions or be material to BAM and its Subsidiaries, taken as a whole.

(d) BAM is, and since November 21, 2022, has been, in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to BAM.

(e) No material weaknesses exist with respect to the internal control over financial reporting of BAM that would be required to be disclosed by BAM pursuant to Item 308(a)(3) of Regulation S-K promulgated by the

SEC that have not been disclosed in the BAM SEC Documents as filed with or furnished to the SEC prior to the date of this Agreement. BAM maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (x) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (y) that receipts and expenditures of BAM are being made only in accordance with authorizations of management and the directors of BAM and (z) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of BAM’s and its Subsidiaries’ assets that could have a material effect on BAM’s financial statements. BAM has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by BAM in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that the information required to be disclosed by BAM in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of BAM, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since November 22, 2022, neither BAM nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of BAM or any of its Subsidiaries or their respective internal accounting controls or any allegation of fraud that involves management of BAM or any other employee of BAM or any of its Subsidiaries who has a significant role in BAM’s internal controls over financial reporting or disclosure controls and procedures. BAM has disclosed, based on its most recent evaluation, to BAM’s outside auditors and the audit committee of the Board of Directors of BAM, (i) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect BAM’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BAM’s internal control over financial reporting.

(f) BAM is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the Toronto Stock Exchange (“TSX”).

(g) As of the date hereof, except as disclosed in the BAM SEC Documents, within the last twelve (12) months, no event has occurred and no relationship exists that would be required to be reported by BAM pursuant to Item 404 of Regulation S-K.

SECTION 6.09. Absence of Certain Changes. From December 31, 2022 through the date of this Agreement, except for (a) the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto (including the Transactions) and to alternative transactions to the Transactions and (b) any COVID Measures, (i) the business of BAM has been conducted in all material respects in the ordinary course of business and (ii) there has not been any event or condition that has had, or would reasonably be expected to have, a BAM Material Adverse Effect.

SECTION 6.10. Legal Proceedings. Except as would not reasonably be expected to, individually or in the aggregate, have a BAM Material Adverse Effect, as of the date of this Agreement, there is no (a) Action pending or, to the Knowledge of BAM, threatened in writing, against BAM or any of its Affiliates or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon BAM or any of its Affiliates, in each case, by or before any Governmental Authority.

SECTION 6.11. Compliance with Laws.

(a) BAM and each of its Affiliates and their respective officers, directors, and personnel are, and since July 4, 2022, have been, in compliance with all Laws, judgments, decrees and orders of Governmental Authorities and Permits, in each case, applicable to BAM or any of its Affiliates, except as would not reasonably be expected to have a BAM Material Adverse Effect.

(b) Except as would not reasonably be expected to have a BAM Material Adverse Effect neither BAM nor any of its Affiliates is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any applicable Law.

(c) BAM, each of its Affiliates, and, to the Knowledge of BAM, each of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) and any other third party acting on behalf of BAM or any of its Affiliates, has, since July 4, 2022, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a BAM Material Adverse Effect.

(d) Except as would not reasonably be expected to have a BAM Material Adverse Effect, since July 4, 2022, neither BAM nor any of its Affiliates, nor, to the Knowledge of BAM, any of their respective directors, officers or employees (each in their capacities as such) has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving BAM or any of its Affiliates, in any way relating to any applicable Specified Business Conduct Laws.

(e) Neither BAM nor any of its Affiliates, nor, to the Knowledge of BAM, any of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) or any other third party acting on behalf of BAM or any of its Affiliates, is a Sanctioned Person.

(f) Except as would not reasonably be expected to have a BAM Material Adverse Effect, since July 4, 2022, neither BAM nor any of its Affiliates, nor, to the Knowledge of BAM, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other third party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of any Specified Business Conduct Laws.

SECTION 6.12. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of BAM, any of its Subsidiaries or any of their respective directors, officers or employees.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 7.01. Conduct of Business by the Company.

(a) During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, except as required by applicable Law, as expressly required by an Insurance Regulator, a Governmental Authority or the National Association of Insurance Commissioners (“NAIC”) or as expressly required or permitted by this Agreement or described in Section 7.01(a) of the Company Disclosure Letter, unless Parent otherwise requests or consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), (w) the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course, (x) to the extent consistent with clause (w) and subject to clause (y), the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to (1) preserve their respective business organizations substantially intact, (2) preserve existing relations with Governmental Authorities, policyholders, reinsurance providers, rating agencies, producers, service providers and other Persons with whom the Company or its Subsidiaries have significant business relationships, and (3) retain the services of its and their current officers and key employees, in each case, in all material respects and (y) the Company shall not, and shall not permit any of its Subsidiaries to (it being understood that no act or omission by the Company or any of its Subsidiaries with respect to the matters specifically addressed by any provision of this clause (y) below shall be deemed to be a breach of clause (w) or (x)):

(i) (A) issue, sell or grant, or authorize the issue, sale or grant of, any Common Stock, Preferred Stock or other equity or voting interests of the Company, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Common Stock, Preferred Stock or other equity or voting interests of the Company or any of its Subsidiaries, or any options, rights, warrants or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, the Company or any of its Subsidiaries; provided that the Company may issue Common Stock, Preferred Stock or other securities as required pursuant to the vesting, settlement or exercise of Company Awards or Company Rights, in either case, that are (x) outstanding on the date of this Agreement in accordance with the terms of the applicable Company Award or Company Right in effect on the date of this Agreement or (y) granted after the date of this Agreement in accordance with Section 7.01(a) of the Company Disclosure Letter; provided, further, that the Subsidiaries of the Company may make any such issuances, sales or grants to the Company or a direct or indirect wholly owned Subsidiary of the Company, (B) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding Common Stock, Preferred Stock or other equity or voting interests of the Company, or any other securities or indebtedness of the Company, or any rights, warrants or options to acquire any Common Stock, Preferred Stock or other equity or voting interests of the Company, or any other securities or indebtedness of the Company, except (x) the acquisition by the Company of Common Stock in connection with the surrender of Common Stock by a holder of a Company Option in order to pay the exercise price of such Company Option or (y) the withholding or disposition of Common Stock to satisfy Tax withholding obligations with respect to Company Awards, (C) in the case of the Company, establish a record date for, declare or propose to declare, set aside for payment or pay any dividend on, or make any other distribution in respect of the Preferred Stock or other equity or voting interests of the Company, in each case, other than cash dividends with respect to the Common Stock and the Preferred Stock as set forth in Section 7.01(a)(i) of the Company Disclosure Letter or (D) adjust, split, combine, subdivide or reclassify, or propose to adjust, split, combine, subdivide or reclassify, any Common Stock, Preferred Stock or other equity or voting interests of the Company or any of its Subsidiaries, or any other securities in respect thereof, in lieu thereof or in substitution therefor;

(ii)  (A) incur, assume, guarantee or otherwise become responsible for any Indebtedness for borrowed money, except for (v) Indebtedness incurred solely between the Company and any of its Subsidiaries or solely between its Subsidiaries, (w) subject to Section 7.01(a)(xx), any incurrence, assumption or guarantee of indebtedness by any Company Insurance Subsidiary in the ordinary course (including any letters of credit issued in connection with ordinary course reinsurance transactions), (x) guarantees of Indebtedness incurred in compliance with this Section 7.01(a)(ii), (y) Indebtedness in replacement of or to refinance existing Indebtedness, provided that such replacement or refinancing indebtedness is in an aggregate principal amount not greater than the principal amount of debt so replaced or prepaid (plus any fees, premiums or penalties payable in connection with such replacement or refinancing) and (z) any other incurrence, assumption or guarantee of Indebtedness so long as the aggregate principal amount thereof does not exceed $25,000,000, or (B) enter into any swap or hedging transaction or other derivative agreements (or amend or modify any such transaction or agreement) other than in the ordinary course of business and in compliance with the Investment Guidelines; provided that, in each case under this clause (ii), the incurrence or replacement of any Indebtedness that is extinguished in full prior to, or concurrently with, the Closing in an amount not to exceed $25,000,000 in the aggregate shall not be deemed to be a breach of this provision;

(iii) sell, lease or place under management to or by any Person, in a single transaction or series of related transactions, any of its owned properties or assets (other than Intellectual Property, which is the subject of Section 7.01(a)(xix)) whose value or purchase price exceeds $10,000,000 individually, or $25,000,000 in the aggregate, except for (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its Subsidiaries, (C) leases and subleases of real property owned or leased by the Company and any of its Subsidiaries, (D) pursuant to Contracts in effect on the date of this Agreement (or entered into after the date of this Agreement in compliance with this Agreement) or (E) subject to Section 7.01(a)(xx), other transactions in the ordinary course of business (including portfolio management transactions by Company Insurance Subsidiaries) or consistent with the Investment Guidelines (including in connection with cash management or investment portfolio activities);

(iv) make any loans, advances or capital contributions to, or investments in, any other person (other than any Subsidiary of the Company) other than (A) loans by any Company Insurance Subsidiary that constitute Investment Assets subject to Section 7.01(a)(xx) or made in the ordinary course of business not to exceed $1,000,000 individually, or $25,000,000 in the aggregate, (B) advances for expenses incurred in the ordinary course of business, (C) subject to Section 7.01(a)(xx), as relates to Investment Assets made in the ordinary course of business and (D) in connection with transactions permitted pursuant to Section 7.01(a)(v);

(v) make any acquisition (including by merger or amalgamation) of the share capital or other equity or voting interests of any other Person or a material portion of the assets of any other Person or any business or any corporation, partnership, joint venture, association or other business organization or division thereof, in each case for consideration in excess of $10,000,000 individually or $25,000,000 in the aggregate, except for and subject to Section 7.01(a)(xx), Investment Assets acquired in the ordinary course of business;

(vi) except as required pursuant to the terms of any Company Plan in effect on the date of this Agreement, (A) grant to any Company Employee with an annual base salary or annualized base wage rate (as applicable) of (1) $250,000 or above, any increase in compensation or benefits (or pay any bonus to, or grant any loan to any such Company Employees) and (2) below $250,000 an increase in excess of 5% of such employee’s annual base salary or annualized base wage rate (as applicable) in effect as of the date hereof, (B) grant any new (or increase any existing) rights to any current or former director, officer or employee of the Company or any of its Subsidiaries in respect of any severance, change in control, retention, termination or similar compensation or benefits, (C) make any bonus, bonus opportunity, incentive award, equity or equity-based award to any current, former or prospective director, officer, employee, agent or consultant of the Company or any Company Subsidiary, (D) take any action to accelerate the vesting or lapse of restrictions or payment, or to fund or secure the payment of, any compensation or benefits, (E) establish, adopt, enter into, terminate, modify or amend any material Company Plan (other than ministerial or other administrative changes that do not materially increase the cost to the Company and its Subsidiaries of administering the Company Plan) or collective bargaining agreement or other agreement with a labor union, works council, trade union, labor association or other employee representative organization, (F) hire or terminate (other than for “cause”) the employment of any individual who is or would be (as applicable) a Company Employee with an annual base salary or annualized base wage rate (as applicable) of $250,000 or above; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to current Company Employees with an annual base salary or annualized base wage rate (as applicable) below $250,000 in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (excluding equity-based incentive grants) that have terms and a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vii) issue or forgive any loans (other than routine travel or business expense advances issued in the ordinary course of business) to any employee, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries;

(viii) make any material changes, alterations or departures in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required by (or in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the NAIC or (C) any applicable Laws, including Regulation S-X under the Securities Act, or any Governmental Authority;

(ix) except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the NAIC or (C) any applicable Laws or any Governmental Authority, alter, amend or depart from in any material respect any existing financial accounting practice guideline, policy or principle of the Company or any of its Subsidiaries;

(x) except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the NAIC or (C) any applicable Laws or any Governmental Authority, alter, amend or depart, in each case, that would result in a material deviation (with materiality measured relative to the Company and its Subsidiaries, taken as a whole) from any existing underwriting, reserving, claim handling, actuarial, loss control, investment, reinsurance or retrocession practice guideline, policy or principle of the Company and its Subsidiaries;

(xi) (A) amend the Company Organizational Documents or (B) amend in any material respect the comparable organizational documents of any of the Subsidiaries of the Company in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions;

(xii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among the Company and any wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company);

(xiii) grant any Lien (other than Permitted Liens) on any of its material assets other than to secure Indebtedness permitted pursuant to Section 7.01(a)(ii);

(xiv) other than in connection with claims under Insurance Contracts or Reinsurance Agreements, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries for a cash settlement amount of more than $10,000,000 individually or $25,000,000 in the aggregate (net of amounts reserved for such matters by the Company or any of its Subsidiaries or amounts covered by insurance), or which settlement imposes any material restrictions on any of the future activities of the Company and its Subsidiaries or that imposes equitable relief on, or the admission of wrongdoing by, the Company, any of its Subsidiaries or any of their respective officers or directors;

(xv) (A) make (inconsistent with past practice), change or revoke any Tax election that is material to the Company and its Subsidiaries, taken as a whole; (B) settle or compromise any audit, claim, assessment or other proceeding relating to a material amount of Tax; (C) make any change to any annual Tax accounting period or method of Tax accounting, which change is material to the Company and its Subsidiaries, taken as a whole; (D) amend, refile or otherwise revise any previously filed material Tax Return; (E) request a ruling relating to Tax (other than requests for automatic changes to methods of Tax accounting, which requests are exclusively addressed in clause (C) above); (F) enter into or terminate any agreement with any Tax authority with respect to Tax (other than agreements to settle or compromise such audits, claims, assessments or other proceedings referred to in clause (B), which are exclusively addressed in clause (B)); (G) surrender any right to claim a refund of material Taxes; (H) consent to any extension or waiver of the limitation period applicable to any Tax claim or Tax assessment that is, in each case, material to the Company and its Subsidiaries, taken as a whole; or (I) enter into any Tax sharing, indemnity or similar agreement (other than any such agreement (1) solely among the Company or any of its Subsidiaries or (2) that does not relate principally to Taxes);

(xvi) (A) enter into any new material line of business that is not an annuity line of business and in which the Company and its Subsidiaries do not operate as of the date of this Agreement and which is not complementary to any existing lines of business of the Company and its Subsidiaries; provided, that the aggregate amount of the Company’s and its Subsidiaries’ general account assets used or reserved for use with respect to all such new lines of business do not exceed $200,000,000 in the aggregate; or (B) withdraw from any existing material line of business;

(xvii)  (A) commute, recapture, terminate, materially amend or cause or permit (to the extent within the control of the Company and its Subsidiaries) the acceleration of any material amounts payable under any third-party Reinsurance Agreement, IMA or Material Contract, other than, in the case of any Material Contract evidencing Indebtedness, any amendment or waiver obtained pursuant to, and in accordance with, Section 7.17(c) or (B) enter into any Contract that would have been a Reinsurance Agreement with a third-party or an IMA or a Material Contract had it been entered into before the execution of this Agreement;

(xviii) amend the Investment Guidelines set forth in Section 7.01(a)(xviii) of the Company Disclosure Letter in any material respect;

(xix) voluntarily (A) abandon, dispose of or permit to lapse any Company Intellectual Property material to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business or at the end of the statutory term for such Company Intellectual Property, or (B) fail to maintain the secrecy of any material Trade Secrets included in the Company Intellectual Property, other than in the ordinary course of business;

(xx) acquire or make any commitment to acquire Investment Assets, other than as set forth in Section 7.01(a)(xx) of the Company Disclosure Letter; or

(xxi) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b) Nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 7.02. Conduct of Business by BAM.

(a) During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, except as required by applicable Law or as expressly required or permitted by this Agreement or described in Section 7.02(a) of the BAM Disclosure Letter, unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), (x) BAM shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course, and (y) BAM shall not, and shall not permit any of its Subsidiaries to (it being understood that no act or omission by BAM or any of its Subsidiaries with respect to the matters specifically addressed by any provision of this clause (y) below shall be deemed to be a breach of clause (x)):

(i) establish a record date for, declare or propose to declare, set aside for payment or pay in respect of the BAM Class A Stock any (A) non-cash dividend or other non-cash distribution or (B) any cash dividend or other distribution other than regular quarterly cash dividends declared in the ordinary course of business consistent with BAM’s dividend policy as in effect on the date hereof and set forth in the BAM SEC Documents;

(ii) (A) amend the BAM Organizational Documents or (B) amend in any material respect the comparable organizational documents of any of the Subsidiaries of BAM in a manner that would reasonably be expected to prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions;

(iii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of or involving BAM or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among BAM and any wholly owned Subsidiary of BAM or among wholly owned Subsidiaries of BAM); or

(iv) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b) During the period that begins five business days before the BAM Class A Stock Price Measuring Period through the earlier of the Closing and the termination of this Agreement, except as required by applicable Law or as expressly required or permitted by this Agreement or described in Section 7.02(b) of the BAM Disclosure Letter, unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), BAM shall not, and shall not permit any of its Subsidiaries to redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding BAM Class A Stock or other equity or voting interests of BAM, or any other securities or indebtedness of BAM, or any rights, warrants or options to acquire any BAM Class A Stock or other equity or voting interests of BAM, or any other securities or indebtedness of BAM.

SECTION 7.03. No Solicitation by the Company; Change in Recommendation.

(a) Except as permitted by this Section 7.03, from and after the date hereof and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article IX, the Company shall, and the Company shall cause each of its Subsidiaries, and its and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause its other Representatives to, (i) immediately cease any solicitation, encouragement, discussions or negotiations of or with any Persons that may be ongoing with respect to a Takeover Proposal and (ii) during the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, not, directly or indirectly, (A) solicit, encourage, initiate or knowingly facilitate the submission of any inquiry or the making of any proposal, in each case, that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any material non-public information for the purpose of facilitating, a Takeover Proposal or (C) approve or recommend, make any public statement approving or recommending, or enter into any letter of intent, agreement or agreement in principle that constitutes or would reasonably be expected to lead to a Takeover Proposal. Promptly following the execution of this Agreement, the Company shall, to the extent it had not previously done so prior to the date of this Agreement, deliver a request to each Person that has previously executed a confidentiality agreement with the Company during the twelve (12) months prior to the date of this Agreement in connection with considering or making a Takeover Proposal to promptly return to the Company or destroy all non-public information previously furnished or made available to such Person or any of its Representatives by or on behalf of the Company or any of its Subsidiaries in accordance with the terms of the applicable confidentiality agreement and immediately terminate all physical and electronic dataroom access previously granted to any such Persons or their Representatives. The Company shall be liable for any action taken by any Representative of the Company that if taken by the Company would constitute a breach of this Section 7.03. Notwithstanding the foregoing, the Company shall be permitted to waive any standstill provision to allow any Person to make a Takeover Proposal to the Company Board on a non-public basis if the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(b) Notwithstanding anything contained in Section 7.03(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Required Shareholder Approval the Company receives a bona fide Takeover Proposal, then (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing and (ii) if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided that the Company shall simultaneously provide to Parent any information with respect to the Company and its Subsidiaries that is provided to any Person to the extent access to such information was not previously provided to Parent and its Representatives and (y) after entering into an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal. In no event may the Company or any of its Subsidiaries or any of their respective Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or group of Persons (or any of its or their representatives or potential financing sources) making a Takeover Proposal in connection with any of the foregoing.

(c) The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal and shall disclose to Parent a summary of the material terms and conditions of any such Takeover Proposal, including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, but not the identity of the Person or group of Persons making such Takeover Proposal. The Company shall keep Parent reasonably informed on a prompt basis of any material developments with respect to any such Takeover Proposal (including any material changes thereto). For the avoidance of doubt, all information provided to Parent pursuant to this Section 7.03 will be subject to the terms of the Confidentiality Agreement.

(d) Neither the Company Board nor any committee thereof shall (x)(A) withhold or withdraw the Company Board Recommendation, (B) modify, qualify or amend the Company Board Recommendation in a manner adverse to Parent, (C) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (D) approve, adopt or publicly endorse or recommend any Takeover Proposal, (E) refrain from recommending against any Takeover Proposal that is a tender offer or exchange offer, within 10 business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 of the Exchange Act (or such fewer number of business days as remain prior to the Company Shareholders Meeting as it may be adjourned or postponed) or (F) fail to publicly reaffirm the Company Board Recommendation within 10 business days after receipt of a written request by Parent to make such public reaffirmation following the receipt by the Company of a Takeover Proposal that has not been withdrawn (or, if the Company Shareholders Meeting is scheduled to be held within 10 business days of such request, within five business days of such request and in any event, prior to the date of the Company Shareholders Meeting) (other than in the case of a Takeover Proposal in the form of a tender offer or exchange offer which shall be governed by clause (D)); provided that Parent may make any such request only once in any 10 business day period and only once for each such Takeover Proposal and once for each material amendment to such Takeover Proposal (any prohibited action described in this clause (x) being referred to as an “Adverse Recommendation Change”) or (y) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, amalgamation agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement pursuant to Section 7.03(b) (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Required Shareholder Approval is obtained, the Company Board may:

(i) in response to an Intervening Event, if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, make an Adverse Recommendation Change; and

(ii) in response to a Superior Proposal, if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to Section 9.01(d)(ii) and enter into a Company Acquisition Agreement with respect to such Superior Proposal;

provided that the Company has given Parent at least five business days’ prior written notice (a “Company Notice”) of its intention to make an Adverse Recommendation Change or has caused the Company to terminate this Agreement pursuant to Section 9.01(d)(ii), which notice (I) in the case of an Intervening Event, specifies the material effects, changes or events comprising such Intervening Event and (II) in the case of a Superior Proposal, discloses (1) the material terms and conditions of such Superior Proposal and the identity of the Person or group of Persons making such Superior Proposal and (2) a copy of the most current version of the Company Acquisition Agreement (if any) with respect to such Superior Proposal; provided, further, that, (X) during such five business day period (it being understood and agreed that any change to the financial or other material terms and conditions of a Superior Proposal shall require an additional Company Notice to Parent of two business days running from the date of such notice), the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such amendments to the terms and conditions of this Agreement as would enable the Company Board to no longer make an Adverse Recommendation Change or a determination that a Takeover Proposal constitutes a Superior Proposal and (Y) the Company Board shall have determined following the end of such five business day period (as it may be extended pursuant to this Section 7.03(d)), after considering the results of such negotiations and any amendments to this Agreement, the Guaranty and/or the Voting Agreement committed to in writing by Parent, if any, and any other information offered by Parent, after consultation with the Company’s financial advisors and outside legal counsel, (i) that the Superior Proposal giving rise to such Company Notice continues to be a Superior Proposal or (ii) that failure to make an Adverse Recommendation Change in respect of the applicable Intervening Event would continue to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Nothing contained in this Section 7.03 or elsewhere in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) taking and disclosing to shareholders of the Company a position or communication contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (it being understood that any such communication to the shareholders of the Company shall not be deemed to be an Adverse Recommendation Change) or (ii) making any disclosure or communication to shareholders of the Company that the Company Board determines in good faith, based on the advice of its outside legal counsel, is required by the directors’ fiduciary duties, applicable Law or the rules and policies of the NYSE.

(f) As used in this Section 7.03, “group” has the meaning ascribed to it in Rule 13d-5 promulgated under the Exchange Act.

SECTION 7.04. Preparation of the Proxy Statement/Prospectus, Form F-4; Shareholders Meeting and Approval.

(a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement/Prospectus and Parent and BAM shall prepare and file with the SEC the Form F-4, in each case, in preliminary form. The Proxy Statement/Prospectus will be included in and will constitute a part of the Form F-4. Parent, BAM and the Company shall make available to each other all information, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus and the Form F-4. Such information and assistance shall include, if requested by Parent or BAM, the provision of such financial statements or other information of the Company and the Company Subsidiaries that are required to be included or incorporated by reference into the Form F-4, and BAM and the Company shall use reasonable best efforts, in each case, to cause their auditors (and any other current or former auditors of BAM or any BAM Subsidiary or the Company or any

Company Subsidiary, as the case may be) to deliver any required consents in respect of any financial statements of BAM or any BAM Subsidiary or the Company or any Company Subsidiary, as the case may be, to be included or incorporated by reference into the Form F-4. The Company hereby consents to the inclusion or incorporation by reference into the Form F-4 of any financial statements or other information relating to the Company or any Company Subsidiary required to be included or incorporated by reference therein. Each of Parent, BAM and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Proxy Statement/Prospectus cleared by the SEC, and the Form F-4 declared effective by the SEC, in each case as promptly as reasonably practicable. Parent, BAM and the Company shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement/Prospectus or Form F-4 or for additional information and promptly shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement/Prospectus or Form F-4. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement/Prospectus or Form F-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent, BAM and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and the Parent Entities shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of BAM Class A Stock to be issued as Stock Consideration for offering or sale in any jurisdiction, and each of the Company, Parent and BAM will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and the Parent Entities will also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If, prior to (i) receipt of the Required Shareholder Approval in the case of the Proxy Statement/Prospectus or (ii) the Effective Time in the case of the Form F-4, any event or change occurs that is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or Form F-4, BAM, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and BAM, Parent and the Company shall cooperate to promptly prepare and file with the SEC any necessary amendment or supplement to the Proxy Statement/Prospectus or Form F-4 and, as required by applicable Law, disseminate the information contained in any such amendment or supplement to the Proxy Statement/Prospectus or Form F-4 to the Company’s shareholders.

(c) Subject to Section 7.04(a), the Company shall take all necessary actions in accordance with applicable Law, the Company Organizational Documents and the rules of the NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Required Shareholder Approval, as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act. The Company shall not change the record date for the Company Shareholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). In furtherance of the foregoing and in consultation with Parent, as soon as reasonably practicable after the date hereof, the Company shall set one or more preliminary record dates for the Company Shareholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act. Subject to Section 7.03, the Company shall use its reasonable best efforts to obtain the Required Shareholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company may, in its sole discretion, adjourn, recess, reconvene or postpone the Company Shareholders Meeting if the Company reasonably believes that (i) such adjournment, recess, reconvening or postponement is necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Company’s shareholders within a reasonable amount of time in advance of the

Company Shareholders Meeting, (ii) after consultation with Parent, at the time of the Originally Scheduled Date, (A) there will be an insufficient number of shares of Common Stock present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) there will be an insufficient number of proxies to obtain the Required Shareholder Approval or (iii) such adjournment, recess, reconvening or postponement is required by Law or a court or other Governmental Authority of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or has been requested by the SEC or its staff; provided that, in the case of an adjournment, recess, reconvening or postponement pursuant to clause (ii) of this Section 7.04(c), the Company Shareholders Meeting shall not be adjourned, recessed, reconvened or postponed (x) to a date later than the third business day preceding the Outside Date or (y) for more than 15 business days from the Originally Scheduled Date, in each case, without the prior written consent of Parent. The Company shall keep Parent updated with reasonable frequency with respect to proxy solicitation results with respect to obtaining the Required Shareholder Approval.

(d) Subject to the provisions of Section 7.03, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger and use its reasonable best efforts to take all other actions reasonably necessary or advisable to secure the Required Shareholder Approval (to the extent permitted by Law). Without limiting the generality of the foregoing, if, at the time of the Originally Scheduled Date, (A) there will be an insufficient number of Common Stock present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) there will be an insufficient number of proxies to obtain the Required Shareholder Approval, then the Company shall, at the request of Parent (to the extent permitted by Law) adjourn, recess, reconvene or postpone the Company Shareholders Meeting; provided that the Company shall not be required pursuant to this sentence to adjourn the Company Shareholders Meeting more than two times or for more than 15 business days in the aggregate from the Originally Scheduled Date. Without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the approval of this Agreement and Transactions shall be the only matters (other than matters of procedure and matters required by Law to be voted on by the shareholders of the Company in connection with the approval of this Agreement and the Transactions) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders Meeting. The Company agrees that, unless this Agreement shall have been terminated in accordance with Article IX, the Company’s obligations to hold the Company Shareholders Meeting pursuant to this Section 7.04 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or by any Adverse Recommendation Change.

SECTION 7.05. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall, and shall cause its respective Affiliates, to, use its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other party in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (including, without limitation, with respect to obtaining all applicable regulatory approvals and consents) and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger, including (A) using reasonable best efforts to prepare and file promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (B) using reasonable best efforts to execute and deliver any additional instruments necessary, proper or advisable to consummate the Transactions, (ii) obtain all Consents from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions (including any such Consents required with respect to the Company Insurance Approvals, the Parent Insurance Approvals and under applicable Antitrust Laws), including by providing (following a reasonable opportunity for consultation) to a Governmental Authority any information requested by such Governmental Authority in connection with such Consents, and (iii) take any and all steps that are necessary, proper or advisable to avoid each and every impediment under any applicable Law that may be asserted by, or Action that may be entered by, any Governmental Authority with respect to this Agreement or the Transactions, as promptly as practicable. In accordance with Section 10.12, each party shall bear its own costs and expenses for making its respective filings with, and obtaining its respective Consents from, Governmental Authorities.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all actions necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions or this Agreement and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c) Without limiting the general applicability of Section 7.05(a), each of the Company and Parent shall, in consultation and cooperation with the other and as promptly as practicable and in no event later than 30 business days following the date of this Agreement, file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form, if any, required under the HSR Act with respect to the Transactions, (ii) all appropriate documents, forms, filings or submissions required under any non-U.S. Antitrust Laws and (iii) with applicable Insurance Regulators, all documents, forms, filings or other submissions required under applicable Insurance Laws with respect to the Merger, or otherwise requested by domiciliary Insurance Regulators of any of the Company Insurance Subsidiaries (other than to the extent required, biographical affidavits, fingerprint cards and background checks, which shall follow as promptly as reasonably practicable thereafter), including as reasonably determined by Parent in consultation with the Company, “Form A” exemption requests or equivalent exemption requests where available; provided that Parent shall not submit a “Form A” exemption request or equivalent exemption request to an Insurance Regulator that has requested to receive a “Form A” Acquisition of Control Statement in connection with the Transactions. All such filings shall comply in all material respects with the requirements of applicable Law. Without limiting Parent’s other obligations in this Section 7.05, Parent shall use its reasonable best efforts to direct (i) the Persons specified in Section 7.05(c) of the Parent Disclosure Letter to provide the Filing Person Information and (ii) the Persons specified in Section 7.05(c) of the Parent Disclosure Letter to provide the Disclaiming Person Information.

(d) Without limiting the general applicability of Section 7.05(a), the Company shall use its reasonable best efforts to cause the Broker-Dealer Subsidiary to file, promptly after the date hereof, the Rule 1017 Application with FINRA and shall use its reasonable best efforts to obtain FINRA’s approval of such application. Parent will provide, as promptly as practicable following a request therefor, the Company, the Broker-Dealer Subsidiary, their counsel or FINRA, as applicable, with such information and documentation pertaining to Parent as are reasonably requested by the Company, its counsel or FINRA in order to prepare the Rule 1017 Application or obtain approval thereof.

(e) Each of the Company, Parent and Merger Sub shall consult with one another with respect to the obtaining of all Consents from any Governmental Authority necessary, proper or advisable to consummate the Transactions and each of the Company, Parent and Merger Sub shall keep the others reasonably apprised on a prompt basis of the status of matters relating to such Consents. The Company and Parent shall have the right to review in advance and, subject to any restrictions under applicable Law, each shall consult the other on, any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions and each party agrees to in good faith consider and reasonably accept comments of each other party thereon. Parent and the Company shall promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to applicable Laws. The Company and Parent shall promptly advise each other upon receiving any communication from any Governmental Authority with respect to any filing or Consent necessary, proper or advisable to consummate the Transactions, including promptly furnishing each other copies of all written or electronic communications from or with such Governmental Authorities, and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any such Consent will not be obtained or that the receipt of any such Consent will be materially delayed or conditioned. The Company and Parent shall not, and shall cause their respective Affiliates not to, permit any of their respective Representatives to participate in any meeting or engage in any conversation (other than non-substantive or administrative telephone calls) with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other in advance and, to the extent permitted by applicable Law and by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting or conversation. If any Governmental Authority requires that a hearing or meeting be held in connection with the Consent thereof or the Transactions, Parent shall use its reasonable best efforts to arrange for such hearing or meeting to be held as promptly as practicable after the notice that such hearing or meeting is required has been received by Parent, its Subsidiaries or any other Affiliates. Notwithstanding the foregoing, in no event will any party be required to disclose to any other party any Personal Information.

(f) Notwithstanding anything to the contrary set forth in this Agreement, Parent shall not be obligated by a Governmental Authority in connection with a Required Regulatory Approval to take or refrain from taking or to agree to it, its Subsidiaries or the Company or its Subsidiaries taking or refraining from taking any action (including any amendment, waiver or termination of any agreement, exhibit or schedule, including this Agreement and the Exhibits and Schedules to this Agreement) or to suffer to exist any limitation, action, restriction, condition or requirement which, individually or together with all other such limitations, actions, restrictions, conditions or requirements by a Governmental Authority in connection with a Required Regulatory Approval, would, or would reasonably be expected to, (i) impose any requirement on BN, BAM or any of their respective Affiliates to make, or commit to make, any capital contribution or enter into or issue any capital guarantee or keepwell, (ii) impose any requirement on Parent or any of its Subsidiaries to make, or commit to make, any material capital contribution or enter into or issue any material capital guarantee or material keepwell, (iii) impose any requirement on BN, BAM or any of their respective Affiliates to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the Closing, any assets or businesses, (iv) impose any requirement on Parent or any of its Subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the Closing, any material assets or material businesses, (v) impose any limitation, action, restriction, condition or requirement on any of BN, BAM or any of their respective Affiliates, investment funds, permanent capital vehicles, or other collective investment vehicles or portfolio companies of the foregoing, (vi) impose any limitation, action, restriction, condition or requirement on Parent or any of its Subsidiaries that is material and adverse to Parent and its Subsidiaries, taken as a whole, or (vii) impose any limitation, action, restriction, condition or requirement on the business or operations of Company or any of its Subsidiaries following the Closing that would constitute a Company Material Adverse Effect (each, a “Burdensome Condition”). Without the prior written consent of Parent, the Company shall not (and shall cause its Subsidiaries not to) take any action or agree to the taking or refraining from any action or accept any limitation, action, restriction, condition or requirement that, individually or in the aggregate, would, or would be reasonably expected to, result in a Burdensome Condition.

SECTION 7.06. Public Announcements. The Company and Parent shall agree on a press release announcing the entering into of this Agreement and the Transactions. Thereafter, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements (including scheduling of a press conference or conference call with investors or analysts) with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement (a) as may be required by Law or order, the applicable rules and regulations of the NYSE or any listing agreement with the NYSE, but only if such party provides the other party an opportunity to first review the content of the proposed disclosure considers such other party’s comments thereon in good faith, (b) with respect to any Adverse Recommendation Change made in accordance with this Agreement or (c) if such press release or public statement is not materially inconsistent in tone or substance with previous press releases or public statements made by such party in compliance with this Section 7.06.

SECTION 7.07. Access to Information; Confidentiality. Subject to applicable Law, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, properties, books, Contracts and records, and the Company shall furnish to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in good faith and in its reasonable judgment, that doing so could violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege or expose the Company to risk of liability for disclosure of Personal Information. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation, risk waiver of such privilege or expose the Company to such risk, including through the use of customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information. All requests for information made pursuant to this Section 7.07 shall be directed to the Person designated by the Company. Until the Closing, the information provided will be subject to the terms of the Confidentiality Agreement, dated as of June 2, 2023, by and between the Company and Parent (as may in the future be amended from time to time, the “Confidentiality Agreement”); provided that, prior to the Effective Time, nothing in this Section 7.07 shall limit any customary disclosures made by Parent or any of its Subsidiaries to the Debt Financing Sources, rating agencies, prospective Debt Financing Sources, underwriters, existing lenders (and related agents) or otherwise in connection with efforts or activities by Parent, any of its Subsidiaries or the Debt Financing Sources to obtain the Debt Financing, so long as such recipients agree to customary confidentiality arrangements (which may include customary “click through” confidentiality agreements and/or confidentially provisions contained in marketing materials used in connection with the Debt Financing).

SECTION 7.08. Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, together with such Person’s heirs, executors and administrators, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Organizational Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, to the fullest extent permitted under applicable Law, the articles of incorporation and bylaws of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the

Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the Effective Time, Parent shall cause the Surviving Company to advance the reasonable and documented expenses (including reasonable and documented fees and expenses of legal counsel) of any Indemnitee under this Section 7.08 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.08) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be finally determined by a court of competent jurisdiction that such Person is not entitled to be indemnified pursuant to this Section 7.08(a).

(b) Neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action, litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.08 (each, a “Claim”) for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) The Company may, prior to the Effective Time, purchase or, if not so purchased by the Company, Parent shall cause the Surviving Company to put in place effective as of the Effective Time, and Parent or the Company, as applicable, shall fully prepay no later than immediately prior to the Closing, prepaid and non-cancellable “tail” insurance with a claims reporting or discovery period of six years from the Effective Time on terms and conditions providing at least equivalent benefits and coverage as the directors’ and officers’ liability, employment practices liability and fiduciary liability insurance of the Company and its Subsidiaries in effect as of the Effective Time (“Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time, including the Transactions, and Parent shall cause such policy to be maintained in full force and effect without amendment to any of the policies’ terms and conditions, for their full term, and to honor all of the Surviving Company’s obligations thereunder; provided, however, that Parent may elect in its sole discretion, but shall not be required, to spend (or cause the Surviving Company to spend) more than 350% of the Current D&O Insurance annual premium (the “Cap Amount”) with respect to the annual premium for the six years of coverage under such “tail” policies; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase and obtain insurance with the greatest coverage available for a cost equal to such Cap Amount. If such “tail” insurance has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.08(c), and Parent shall cause the Surviving Company to cause such “tail” insurance to be maintained in full force and effect without amendment to any of the policies’ terms and conditions, for their full term, and to honor all of the Surviving Company’s obligations thereunder.

(d) The provisions of this Section 7.08 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee and his or her heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents, by contract or otherwise.

(e) In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 7.08.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.08 is not prior to or in substitution for any such claims under such policies.

SECTION 7.09. Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) resulting from the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16 of the Exchange Act (or who will become subject to the reporting requirements of Section 16 of the Exchange Act as a result of the Transactions) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.10. Employee Matters.

(a) For a period of one year following the Effective Time (or such longer period required by applicable Law), Parent shall provide, or shall cause the Surviving Company to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”) and continues to be employed with the Company and its Subsidiaries with (i) an annual base salary or annualized wage rate (as applicable) that is no less than the annual base salary or annualized wage rate (as applicable) provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time, (ii) target short-term cash incentive opportunities that are no less favorable than those provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time, (iii) target long-term incentive opportunities (including deferred cash and equity and equity-based incentive opportunities, but excluding any change in control and retention or other non-recurring compensation) that are no less favorable than the target long-term incentive opportunities (including deferred cash and equity and equity-based incentive opportunities) provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time; subject to the conditions set forth in Item 1 of Section 7.10(a) of the Company Disclosure Letter; (iv) compensation and benefits provided in connection with the Company ESOP no less than the compensation and benefits provided in connection with the Company ESOP to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time; provided, however that the foregoing clause (iv) may be satisfied by (A) contributions to other defined contribution plans, (B) equity or equity-based awards or (C) cash payments, and (v) other employee benefits (excluding non-qualified deferred compensation, defined benefit pension, post-employment health and welfare benefits and change in control, retention or other non-recurring compensation and benefits) that are substantially comparable in the aggregate to those provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time.

(b) For a period of one year following the Effective Time, Parent shall honor and provide, or shall cause the Surviving Company to honor and provide, for each Company Employee (except as provided otherwise in Section 7.01(a)(vi) of the Company Disclosure Letter), severance and termination benefits in an amount equal to the severance and termination benefits that would have been provided to such Company Employee under the Transition Benefit Plan as in effect immediately prior to the Effective Time if such Company Employee experiences a termination of employment pursuant to which severance would be owed from the Company under such plan if the termination of employment had occurred immediately prior to the Effective Time (but including, for the avoidance of doubt, any changes to such benefits as a result of credit for such Company Employee’s service with Parent and its Subsidiaries in accordance with Section 7.10(d) or any increases in a Company Employee’s base salary or annualized wage rate or cash incentive bonus opportunities (excluding, for the avoidance of doubt, long-term incentives (including equity and equity-based incentive opportunities) during the one year following the Effective Time)).

(c) With respect to the employee benefit plans maintained by Parent or its Subsidiaries (including, following the Closing, the Surviving Company and its Subsidiaries and Affiliates) in which the Company Employee is eligible to participate on or following the Effective Time (including any paid time off and severance plans) and subject to applicable Law, for purposes of determining eligibility to participate, level of benefits and vesting, the Surviving Company shall cause each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) to be treated as service with the Surviving Company or any of its Subsidiaries or its Affiliates; provided, however, that such service need not be recognized (i) for benefit accruals under any defined benefit pension plan, (ii) for purposes of any post-employment welfare benefit plan or (iii) to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall, or shall cause the Surviving Company to use commercially reasonable efforts to, (i) waive, or cause to be waived, any pre-existing condition limitations and exclusions and (ii) waive, or cause to be waived, any actively-at-work requirements and waiting periods, in each case, under any welfare benefit plan maintained by Parent (including, following the Closing, the Surviving Company or any of its Subsidiaries or Affiliates) in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company or any of its Affiliates to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and out-of-pocket expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) The parties agree that the consummation of the Transactions shall constitute a “change in control,” “change of control” or term of similar import under each applicable Company Plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment or distribution of any such deferred compensation (but shall accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by this Agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.

(f) Prior to making any broad-based written communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to any compensation or benefit matters related to the Transactions or any other matter contemplated hereunder, whether relating to employment, employee benefits, including Company Plans, and post-Closing terms of employment or otherwise, the Company shall consult with Parent and consider Parent’s comments to such communication in good faith.

(g) No later than 15 business days following the date of this Agreement, the Company shall deliver to Parent a complete and correct list of each Company Employee, as of the date of this Agreement including, with respect to each such individual, the following information, as applicable: (i) name (or other unique identifier), (ii) job title, (iii) date of hire and work location (city and state, if applicable), (iv) exempt or non-exempt classification status under the Fair Labor Standards Act, (v) leave of absence status and anticipated date of return, if known, (vi) annual base salary or annualized base wage rate (as applicable), (vii) annual target short-term incentive or bonus compensation opportunities for the current fiscal year (on a plan-by-plan basis) and (viii) target long-term incentive compensation opportunities (on a plan-by-plan basis) (the “Company Employee List”). The Company shall deliver to Parent an updated Company Employee List no later than five (5) days prior to the Effective Time to reflect any changes in accrued but unused vacation, terminations and new hires and reallocations not in violation of this Agreement or as otherwise consented to by Parent.

(h) No later than 15 business days following the date of this Agreement, the Company shall deliver to Parent a complete and accurate list of each outstanding Company Award, including: (i) on an employee-by-employee basis, the name (or other unique identifier) of the holder of such outstanding Company Award; (ii) on an award-by-award basis, the number of Common Stock subject to or underlying such outstanding Company Award (with the number of Common Stock underlying Performance-Vesting Company Options and Company PSUs, in each case, reported assuming each such Company Award’s target level of performance); and (iii) the date on which such outstanding Company Award was granted or issued.

(i) If requested by Parent in writing no later than 10 business days prior to the Effective Time, with respect to the Company 401(k) Plan, the Company Board (or, if appropriate, any committee thereof administering such Company 401(k) Plan) shall adopt such resolutions or take such other actions as may be required to terminate, effective at least one day prior to the Effective Time, such Company 401(k) Plan. Prior to the Effective Time, the Company shall provide Parent with executed resolutions of the Company Board (or the appropriate committee thereof) authorizing such termination. As soon as practicable after the Effective Time, the Company shall cause, to the extent permitted by Section 401(k)(10) of the Code, the Company 401(k) Plan administrator to make distributions available to the Company 401(k) Plan participants. In connection with any termination of the Company 401(k) Plan, Parent shall permit each Company Employee who is a participant in the Company 401(k) Plan to (i) become a participant in a 401(k) plan of Parent that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Effective Time and (ii) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date.

(j) To the extent permitted by applicable Law, the Trustee and the Company shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the Company ESOP prior to or simultaneous with the Closing, as applicable: (i) effective at least five business days prior to the Closing (with relevant materials provided to Parent for its review and comment at least three business days prior to such date), the Company ESOP shall be terminated (the “ESOP Termination Date”), no new participants shall be admitted on or after the ESOP Termination Date, no further distributions in the form of “qualifying employer securities” (as defined in Section 407 of ERISA) will be permitted and all existing Company ESOP participants’ accounts shall be fully vested and 100% non-forfeitable, (ii) the Company shall cause the Company ESOP’s plan administrator to direct the Trustee to remit a sufficient number of Common Stock to the Company to repay the outstanding ESOP Loan in full, and the proceeds of the sale of such Common Stock shall be used to repay the outstanding balance of the ESOP Loan as of the Effective Time, with each remitted share of Common Stock to be valued equal to the Merger Consideration, (iii) all remaining Common Stock held by the Company ESOP as of the Effective Time shall be exchanged for the Merger Consideration within the Company ESOP in accordance with Section 3.01(a) and (iv) promptly, after the execution of this Agreement, the Company will take such actions as may be necessary to request a favorable determination letter with respect to the Company ESOP’s termination. No benefit distributions shall be made from the Company ESOP without the prior written consent of Parent before the IRS issues a favorable determination letter with respect to the tax-qualified status of the Company ESOP on termination, except that distributions from the Company ESOP may be made earlier if required by Law or upon the occurrence of the Company ESOP participant’s retirement, death, disability or termination of employment or any other event, other than plan termination, that requires a distribution from the Company ESOP. The Company also shall take such other actions in furtherance of terminating the Company ESOP as Parent may reasonably request prior to the Closing, including the adoption of amendments to the Company ESOP. Notwithstanding the foregoing, the Company will continue to make regularly scheduled payments on the ESOP Loan and related share allocations through the ESOP Termination Date.

(k) The provisions of this Section 7.10 are solely for the benefit of the parties to this Agreement. Nothing in this Agreement shall be construed to confer on any Person, other than the parties, their successors and permitted assigns, any right to enforce the provisions of this Section 7.10 or be construed as an amendment, or waiver of any provision, of any Company Plan or any employee benefit plan maintained by the Company, Parent or their respective Affiliates, or the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise. In addition, nothing expressed or implied in this Section 7.10 shall confer upon any of the employees of the Company, Parent or their respective Subsidiaries or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement, and nothing in this Agreement shall prevent Parent, the Surviving Company or any of their Affiliates from, after the Effective Time, (i) amending or terminating any of their benefit plans in accordance with their terms or (ii) terminating the employment of any Company Employee.

SECTION 7.11. Notification of Certain Matters; Shareholder Litigation. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to such party’s Knowledge, threatened against such party which relate to this Agreement or the Transactions. Each party shall provide the other with any pleadings and correspondence relating to any Actions involving it, any of its officers or directors or any other of its Representatives relating to this Agreement or the Transactions and will keep the other reasonably and promptly informed regarding the status of any Actions. Subject to applicable Law, each party shall give the other party the opportunity to participate, at such other party’s sole cost and expense, in the defense and settlement of any litigation by any shareholder of either party against either party or its directors relating to this Agreement or the Transactions, and no such settlement shall be agreed to without such other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Without limiting the preceding sentence, each party shall give the other party the right to review and comment on all filings or responses to be made by it in connection with any such Actions, and it will in good faith take such comments into account; provided, however, that such party shall not be obligated to provide such access or information if such party determines, in good faith and in its reasonable judgment, that doing so could waive the protection of an attorney-client privilege or other legal privilege; provided, further, that such party shall use its reasonable best efforts to provide such access or information in a manner that would not risk waiver of such privilege.

SECTION 7.12. Merger Sub Shareholder Approval. Immediately following the execution of this Agreement, Parent shall cause Arches Acquisition Holdco II Inc. to execute and deliver, in accordance with applicable Law and in its capacity as the sole shareholder of Merger Sub, a written consent approving the Merger and this Agreement (the “Merger Sub Shareholder Approval”).

SECTION 7.13. Stock Exchange De-listing. The Company and Parent shall cooperate and shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Laws and the rules and policies of the NYSE and the SEC to cause the Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time in compliance with applicable Law. In connection therewith, Parent shall (a) reasonably assist in enabling the Company or NYSE to be in a position to promptly file and cause the Surviving Company or NYSE to file with the SEC a Form 25 on the Closing Date and (b) use reasonable best efforts to cause the Surviving Company to file a Form 15 on the first business day that is at least ten days after the date the Form 25 is filed.

SECTION 7.14. Continued Listing of Depositary Shares. From and after the Effective Time, Parent shall cause the Surviving Company to continue to cause the Depositary Shares to be listed on the NYSE in accordance with the terms of certificate of designations establishing the Series A Preferred Stock and Series B Preferred Stock, as applicable, as set forth in Section 3.01(f).

SECTION 7.15. Notices of Certain Events.

From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms of Article IX;

(a) each of the Company and Parent shall promptly notify the other party of:

(i) any written notice or other written communication received by the notifying party or any of its Affiliates or Representatives from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; and

(ii) any Actions (A) commenced or (B) to its Knowledge, threatened against such party or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.07 (in the event that the Company is the notifying party) or Section 5.09 (in the event that Parent is the notifying party);

(b) the Company shall give prompt written notice to Parent of any change, circumstance, condition, development, effect, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions in Section 8.02 impossible or unlikely;

(c) Parent shall give prompt written notice to the Company of any change, circumstance, condition, development, effect, event or occurrence that has had or would reasonably be expected to have a Parent Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions in Section 8.03(a) or Section 8.03(b) impossible or unlikely; and

(d) BAM shall give prompt written notice to the Company of any change, circumstance, condition, development, effect, event or occurrence that has had or would reasonably be expected to have a BAM Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions in Section 8.03(c) or Section 8.03(d) impossible or unlikely;

provided, however, that no such notification required by clause (a), (b), (c) or (d) above (and no other notification required to be given under any other Section of this Agreement) shall affect the representations, warranties, covenants or agreements of any party or the conditions to the obligations of any party under this Agreement.

SECTION 7.16. Investment Assets. The Company shall, or shall cause its applicable Subsidiaries to, deliver to Parent, within 15 business days following the end of each calendar month, starting with the first delivery to occur within 15 business days following the end of August 2023, a summary report of (a) all Investment Assets (other than real estate) owned by the Company or any of its Subsidiaries as of such month end, and if available, the market value thereof as of such month end, (b) all Investment Assets that are real estate owned by the Company or any of its Subsidiaries as of such month end and the carrying values thereof as of such month end as determined on a basis consistent with the Company’s current practices with respect to its real estate (and, if there has been any third-party appraisal or report completed and delivered to the Company during such month that speaks to the value of any particular real estate property, such information will be included in the report for that month), (c) all Investment Assets sold or otherwise disposed of during the preceding month, (d) all Investment Assets purchased by the Company or any of its Subsidiaries during the preceding month and (e) all Investment Assets that are in arrears or breach or default in the payment of principal or interest or dividends or are, or should be, classified as non-performing, non-accrual, 90 days past due, still accruing and doubtful of collection, in foreclosure or any comparable classification, or are permanently impaired to any extent. From and after the date hereof until the Closing, subject to applicable Law, the Company shall cause the applicable employees having primary responsibility for Investment Assets to consult with Representatives of Parent on all investment-related matters, including future planned or potential sales and purchases of Investment Assets and the treatment of any impaired or potentially impaired Investment Assets, and the Company shall consider in good faith the recommendations of Representatives of Parent in making investment decisions from and after the date of this Agreement, provided that any such investment decisions shall be determined by the Company acting reasonably and in good faith.

SECTION 7.17. Financing.

(a) Prior to the Closing, the Company shall use commercially reasonable efforts, and shall cause its Subsidiaries and its and their respective Representatives to use commercially reasonable efforts, to provide such assistance in connection with any Debt Financing as may be reasonably requested by Parent; provided that the Company shall in no event be required to provide (or cause its Subsidiaries or its or their Representatives to provide) such assistance that shall unreasonably interfere with its or its Subsidiaries’ business operations. For the avoidance of doubt, obtaining the Debt Financing shall not be a condition to Closing. If reasonably requested in writing by Parent, such assistance shall include, with reasonable prior notice and at Parent’s sole cost and expense:

(i) furnishing to (A) Parent and any Debt Financing Source such customary and reasonably requested financial information and other pertinent information regarding the Company and its Subsidiaries as promptly as reasonably practicable following the reasonable request therefor by Parent or by any Debt Financing Source and (B) Parent such other historical financial information reasonably necessary to enable Parent to prepare pro forma financial information (provided that the Company and its Subsidiaries shall not have any obligation to prepare such pro forma financial information);

(ii) providing reasonable assistance to Parent in its preparation of (A) customary rating agency presentations and (B) bank books and confidential information memoranda, lender presentation materials and similar documents customary for any Debt Financing (including (1) a “private” supplement to any such materials and (2) customary representation and authorization letters with respect thereto (it being understood that the Company shall not be required to make any representations with respect to projections contained in any such materials or other forward looking information));

(iii) facilitating the execution and delivery at the Closing of customary definitive financing documents (including any schedules or exhibits thereto), including by requesting that the appropriate officers of the Company and its Subsidiaries that will continue in their positions after the Closing be available upon reasonable notice to Parent and its counsel to sign such documents, including customary officer’s certificates and secretary’s certificates (in each case to be held in escrow pending the Closing), in anticipation of the Closing; provided, however, that no obligation of the Company under any such document, and no such certificate, shall be effective until the Closing (other than any representation and authorization letters referred to in clause (ii) above and any prepayment notices referred to in clause (vi) below required by the Payoff Indebtedness);

(iv) cooperating with Parent to satisfy the conditions precedent to the Debt Financing at the Closing to the extent within the control of the Company;

(v) providing at least three business days prior to the Closing all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent or any Debt Financing Sources at least ten business days prior to the Closing Date with respect to applicable “beneficial ownership”, “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and 31 C.F.R. § 1010.230; and

(vi) providing reasonable cooperation in connection with the termination and pay-off of any Payoff Indebtedness, including, as applicable, delivering prepayment notices (if such notices may be conditioned on the consummation of the Closing) and the Payoff Letters.

(b) Parent shall indemnify, defend and hold harmless the Company and each of its Subsidiaries and each of their respective officers, directors, managers, employees or other Representatives from and against any and all claims, losses, liabilities, damages, out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines or amounts paid in settlement that are incurred, directly or indirectly, in connection with the Debt Financing and the Credit Agreement Amendments and any cooperation provided pursuant to Section 7.17(a) and (c). Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and each of their respective officers, directors, managers, employees or other Representatives in connection with the Debt Financing and any cooperation provided pursuant to Section 7.17(a).

(c) The Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use commercially reasonable efforts to, cooperate with Parent in connection with the efforts of Parent to obtain, as soon as reasonably practicable after the date hereof, waivers of, or amendments to, change of control or other provisions in the Credit Agreement (the “Credit Agreement Amendments”), on such terms and conditions as specified and reasonably requested by Parent subject to the consent of the Company (not to be unreasonably withheld, conditioned or delayed), in each case in accordance with the terms of the Credit Agreement; provided that the Company shall in no event be required to provide (or cause its Subsidiaries or its or their Representatives to provide) such assistance that shall unreasonably interfere with its or its Subsidiaries’ business operations. For the avoidance of doubt, obtaining any Credit Agreement Amendment shall not be a condition to Closing. If reasonably requested in writing by Parent, with reasonable prior notice and at Parent’s sole cost and expense, such assistance shall include:

(i) furnishing to Parent and the parties to the Credit Agreement such customary and reasonably requested financial information and other pertinent information regarding the Company and its Subsidiaries as promptly as reasonably practicable following the reasonable request therefor by Parent or by any such party;

(ii) providing reasonable assistance to Parent in its preparation of bank books and confidential information memoranda, lender presentation materials and similar documents customary for any Credit Agreement Amendment (including (1) a “private” supplement to any such materials and (2) customary representation and authorization letters with respect thereto (it being understood that the Company shall not be required to make any representations with respect to projections or other forward looking information contained in any such materials));

(iii) facilitating the execution and delivery of any Credit Agreement Amendment (including any schedules or exhibits thereto) (it being understood that the effectiveness of such Credit Agreement Amendment may occur prior to the Closing Date, but any waivers and amendments set forth therein shall be conditioned upon the consummation of the Closing), including by requesting that the appropriate officers of the Company and its Subsidiaries be available upon reasonable notice to Parent and its counsel to sign such Credit Agreement Amendment and any customary officer’s certificates and secretary’s certificates related thereto; and

(iv) cooperating with Parent to satisfy the conditions precedent to the effectiveness of any Credit Agreement Amendment to the extent within the control of the Company.

For the avoidance of doubt, any cooperation provided for in this clause (c) shall be subject to the indemnification and expense reimbursement provisions in clause (b) above and the other limitations set forth in clause (d) below, and nothing in this clause (c) shall require the Company to pay (or agree to pay) any fee or other amount prior to the Closing (and any such fee or other amount payable at Closing shall only be payable with funds provided by or on behalf of Parent) or to incur any liability that is not indemnifiable or reimbursable pursuant to clause (b).

(d) Notwithstanding anything else in this Section 7.17, (A) none of the Company or any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to (x) pay (or agree to pay) any commitment or other fee, pay any expense, provide any indemnities or incur any liability in connection with any Debt Financing prior to the Closing Date (and any such fees or other expenses payable at Closing shall only be payable with funds provided by or on behalf of Parent) or (y) pay (or agree to pay) any fee or other amount in connection with the Credit Agreement Amendment prior to the Closing (and any such fee or other amount payable at Closing shall only be payable with funds provided by or on behalf of Parent) or to incur any liability in connection with the Credit Agreement Amendment that is not indemnifiable or reimbursable pursuant to clause (b), (B) nothing in this Section 7.17 shall require any director, manager, officer or other Representative of the Company or any of its Subsidiaries to execute or deliver any document or instrument (1) if such Person believes in good faith that any representation, warranty or certification contained therein is not true or (2) if such Person believes in good faith that execution or delivery of such document or instrument would reasonably be expected to result in personal liability, (C) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to take any action that would reasonably be expected to unreasonably interfere with the operation of their respective businesses, (D) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to disclose any information that is legally privileged, (E) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to take any action or provide any information to the extent it would or could reasonably be expected to conflict with, or result in any violation of or default under, any Law, organizational documents, material Contract, or confidentiality obligation applicable to such Person, (F) neither the Company nor any of its Affiliates will be required to make any filings with the SEC in connection with any Debt Financing, (G) none of the Company or any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to execute, deliver or enter into, or perform any document in connection with the Debt Financing that is contemplated to be effective prior to the Closing (and any such execution, delivery or performance at Closing shall be performed by such officers, directors, managers, employees or other Representatives as constituted after the Effective Time and Closing) (other than any representation and authorization letters referred to in Section 7.17(a)(ii) above and any prepayment notices referred to in Section 7.17(a)(vi) above required by the Payoff Indebtedness), (H) none of the board of directors (or other similar governing body) or committee or subcommittee thereof of the Company or any of its Subsidiaries shall be required to adopt resolutions approving the Debt Financing and the documentation relating thereto that are contemplated to be effective prior to the Closing (and any such adoption or approval at Closing shall be performed by such board of directors (or other similar governing body) or committee or subcommittee thereof as constituted after the Effective Time and Closing), (I) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to take any action or provide any information to the extent it would or could reasonably be expected to (w) require the Company or any of its Subsidiaries to waive or amend the terms of this Agreement or result in a breach of this Agreement or a failure of any condition to Closing set forth in this Agreement, (x) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or such Subsidiary or to a loss of any benefit to which the Company or such Subsidiary is entitled under any provision of any material Contract, (y) result in the creation or imposition of any Lien on any asset of the Company or such Subsidiary (except any Lien on any of the Company’s or such Subsidiary’s respective assets that becomes effective only upon the Closing), or (z) result in the Company’s or any of its Affiliates’ directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized Representatives incurring any personal liability with respect to any matters relating to any financing. The Company hereby consents to the use of the trademarks, trade names and logos of the Company and its Subsidiaries by Parent and any Debt Financing Sources, in each case, only as reasonably required in connection with any Debt Financing; provided that Parent shall ensure that any such trademarks, trade names and logos are used by the above permitted parties solely in a manner that is not intended, or that is not reasonably likely, to harm, disparage or otherwise adversely affect the Company’s reputation or goodwill. To the extent identifying the Company or any of its Subsidiaries by name, the Company shall have the right to review and comment on marketing materials used in connection with the arrangement of any Debt Financing prior to the dissemination of such materials to potential Debt Financing Sources or other counterparties to any proposed financing transaction. Any information with respect to the prospects and projections for the Company and its Subsidiaries in connection with any Debt Financing will be the sole responsibility of Parent, and neither the Company nor any of its Affiliates nor any of their respective officers, directors, managers, employees or other Representatives shall have any liability or incur any damages with respect thereto or be required to provide any projections or information or make any presentations with respect to capital structure, or the incurrence of any or other pro forma information relating thereto or the manner in which Parent intends to operate, or cause to be operated, the Company and its Subsidiaries after the Closing. The Company and its Subsidiaries shall not be required to deliver, or cause to be delivered, any legal opinions in connection with the Debt Financing or the Credit Agreement Amendment.

SECTION 7.18. Payoff Letters. The Company shall, and shall cause its applicable Subsidiaries to, use commercially reasonable efforts to deliver to Parent, on or prior to the Closing Date, duly executed payoff and release letters in respect of all Payoff Indebtedness (such letters, the “Payoff Letters”), in form and substance reasonably satisfactory to Parent, providing for the satisfaction and discharge of all obligations of the Company and its Subsidiaries in respect of all such Payoff Indebtedness (other than contingent obligations for which no claim has been made), effective upon the payment of the amounts set forth in such Payoff Letters (such amounts, the “Payoff Amount”). Parent shall on behalf of the Company irrevocably pay off or cause to be paid off at or prior to the Effective Time the Payoff Amount and cooperate as may be reasonably requested by the Company to assist the Company in connection with its obligation under this Section 7.18.

SECTION 7.19. Pre-Closing Actions.

(a) Within five business days from the date hereof, the Company shall make available to Parent true, complete and correct copies of the organizational documents of each of the Company’s Subsidiaries set forth in Section 7.19(a) of the Company Disclosure Letter, in each case as amended and in effect as of the date so provided.

(b) Prior to the Closing, the Company and Parent shall, and shall cause each applicable Affiliate to, cause the actions contemplated by Section 7.19(b) of the Parent Disclosure Letter to occur at the times and in the manner specified therein. To the extent such actions would require an approval or non-disapproval by and Insurance Regulator, the applicable filing shall indicate that approval or non-disapproval of such action is not a condition to the Closing.

SECTION 7.20. Stock Exchange Listing. BAM shall use its reasonable best efforts to cause the BAM Class A Stock to be delivered as Stock Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. BAM shall use its reasonable best efforts to obtain conditional approval for the listing and posting for trading on the TSX of the BAM Class A Stock to be delivered as Stock Consideration, subject only to satisfaction of the customary listing conditions of the TSX.

ARTICLE VIII

CONDITIONS PRECEDENT

SECTION 8.01. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Company, Parent, Merger Sub and BAM to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Required Shareholder Approval. The Required Shareholder Approval shall have been obtained.

(b) Listing. The shares of BAM Class A Stock constituting the Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to the satisfaction of customary listing conditions of the TSX.

(c) Other Approvals. (i) Any waiting period (or extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, (ii) the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, the Governmental Authorities set forth in Section 8.01(c) of the Company Disclosure Letter shall have been filed, have occurred or been obtained (collectively, the “Required Regulatory Approvals”) and shall be in full force and effect and (iii) any timing agreement(s) with a Governmental Authority applicable to the consummation of the Transactions shall have expired or otherwise not prohibit consummation of the Transactions.

(d) No Injunctions or Restraints. No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting consummation of the Transactions.

(e) Form F-4. The Form F-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or initiated or threatened proceedings seeking such a stop order.

SECTION 8.02. Conditions to Obligations of Parent, Merger Sub and BAM. The obligations of Parent, Merger Sub and BAM to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company (i) set forth in Section 4.02(a) and clause (ii) of Section 4.06 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Sections 4.02(b), 4.03(a), 4.03(b), 4.03(d) and 4.25 shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clauses (i) or (ii) of this Section 8.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein, other than Section 4.15(a) and any use of the defined term “Material Contract”) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Obligations and Agreements of the Company. The Company shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred.

(d) Burdensome Condition. No Burdensome Condition shall have been imposed.

(e) FINRA Approval. FINRA’s approval of the Rule 1017 Application, provided, that Parent may, in its sole discretion and upon written notice to the Company, waive the receipt of FINRA’s approval of the Rule 1017 Application as a condition upon which the obligations of any party to effect the Merger shall be subject, but Parent shall only have the right to exercise such waiver option in the circumstance where: (A) the passing of 12:01 am New York time on the thirty-first (31st) calendar day following the date on which FINRA accepts as “substantially complete” the Rule 1017 Application, and (B) FINRA has not provided notice to the Broker-Dealer Subsidiary expressly stating that the Closing may not occur until FINRA approves the Rule 1017 Application (or if FINRA has provided such notice to Broker-Dealer Subsidiary, such notice has been withdrawn).

SECTION 8.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of the Parent Entities. The representations and warranties of Parent and Merger Sub (i) set forth in Sections 5.02 and 5.06 shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in this Agreement, other than those Sections specifically identified in clause (i) of this Section 8.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and an executive officer of Merger Sub to such effect.

(b) Obligations and Agreements of the Parent Entities. Parent and Merger Sub shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and an executive officer of Merger Sub to such effect.

(c) Representations and Warranties of BAM. The representations and warranties of BAM (i) set forth in Section 6.02 and clause (ii) of Section 6.09 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Sections 6.03 and 6.12 shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clauses (i) or (ii) of this Section 8.03(c), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “BAM Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a BAM Material Adverse Effect. The Company shall have received a certificate signed on behalf of BAM by an executive officer of BAM to such effect.

(d) Obligations and Agreements of BAM. BAM shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing. The Company shall have received a certificate signed on behalf of BAM by an executive officer of BAM to such effect.

SECTION 8.04. Frustration of Closing Conditions. None of the parties hereto may rely, either as a basis for not consummating the Transactions or for terminating this Agreement, on the failure of any condition set forth in Sections 8.01, 8.02 or 8.03, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE IX

TERMINATION

SECTION 9.01. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Shareholder Approval (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent duly authorized by each of the Company Board and the Parent Board;

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or prior to April 4, 2024 (the “Outside Date”); provided, however, that if the conditions to the Closing set forth in Section 8.01(c) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), the Outside Date may be extended by either party to a date not beyond July 5, 2024, by providing a written notice thereof to the other party prior to 5:00 p.m. (New York time) on such date; provided, further that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement, its failure to act in good faith or its failure to use its reasonable best efforts to consummate the Transactions, including to the extent required by and subject to Section 7.05, has been a proximate cause of the failure of the Merger to be consummated on or prior to such date (it being understood that Parent, BAM and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having the effect set forth in Section 8.01(d) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall have performed in all material respects its obligations under this Agreement, acted in good faith and used reasonable best efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement (it being understood that Parent, BAM and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(iii) if the Required Shareholder Approval shall not have been obtained following a vote thereon having been taken at the Company Shareholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement;

(c) by Parent:

(i) if the Company shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.02(a) or Section 8.02(b) and (B) is not reasonably capable of being cured prior to the Outside Date, or if reasonably capable of being cured, shall not have been cured by the earlier of the Outside Date and 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.01(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if Parent, Merger Sub or BAM is then in material breach of any of its representations, warranties, obligations or agreements hereunder; or

(ii) prior to receipt of the Required Shareholder Approval, if the Company Board shall have effected and not withdrawn an Adverse Recommendation Change; or

(d) by the Company:

(i) if Parent, Merger Sub or BAM shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.03(a), 8.03(b), 8.03(c) or 8.03(d) and (B) is not reasonably capable of being cured prior to the Outside Date, or if reasonably capable of being cured, shall not have been cured by the earlier of the Outside Date and 30 days following receipt by Parent, Merger Sub or BAM, as applicable, of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.01(d)(i) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if the Company is then in material breach of any of its representations, warranties, obligations or agreements hereunder; or

(ii) prior to receipt of the Required Shareholder Approval, in connection with entering into a Company Acquisition Agreement in accordance with Section 7.03(d)(ii); provided that, prior to or concurrently with such termination, the Company pays the Company Termination Fee in accordance with Section 9.03.

SECTION 9.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 9.02 and 9.03, Article X, the Confidentiality Agreement and the Guaranty, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective former, current or future directors, officers, partners, shareholders, managers, members and Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis of such termination, except (a) as liability may exist pursuant to the provisions specified in the immediately preceding parenthetical that survive such termination, (b) as liability may exist pursuant to the terms and conditions of the Guaranty or the Voting Agreement, and (c) that no such termination shall relieve any party from liability for any Willful Breach or Fraud.

SECTION 9.03. Termination Fee.

(a) In the event that this Agreement is terminated (A) by Parent pursuant to Section 9.01(c)(ii) or (B) by the Company pursuant to Section 9.01(d)(ii), then the Company shall pay Parent the Company Termination Fee. If the Company Termination Fee is payable pursuant to clause (A) of the preceding sentence, the Company Termination Fee shall be paid within four business days after the date of such termination, and if the Company Termination Fee is payable pursuant to clause (B) of the preceding sentence, the Company Termination Fee shall be paid as described in Section 9.01(d)(ii), in each case, by wire transfer of immediately available funds to an account designated by Parent in writing (it being understood that in no event shall the Company be required to pay the Company Termination Fee more than once).

(b) If this Agreement is terminated by either Parent or the Company pursuant to Section 9.01(b)(iii) and (A) at any time after the date of this Agreement and prior to such termination, a Takeover Proposal shall have been publicly announced or publicly made known to the Company Board or the shareholders of the Company and not withdrawn and (B) within 12 months of such termination, the Company consummates such a Takeover Proposal or enters into a definitive agreement to consummate such a Takeover Proposal and the Company thereafter consummates such Takeover Proposal (whether or not within such 12 month period), then the Company shall pay Parent the Company Termination Fee; provided that for purposes of this Section 9.03(b), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.” If the Company Termination Fee is payable pursuant to this Section 9.03(b), the Company Termination Fee shall be paid upon the consummation of such Takeover Proposal by wire transfer of immediately available funds to an account designated by Parent in writing (it being understood that in no event shall the Company be required to pay the Company Termination Fee more than once).

(c) Each of the parties acknowledges that the agreements contained in this Section 9.03 are an integral part of the Transactions, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.03, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company for the payment set forth in this Section 9.03, the Company shall pay Parent for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE X

MISCELLANEOUS

SECTION 10.01. No Survival of Representations and Warranties. This Article X and the agreements of the Company, Parent and Merger Sub contained in Article III and in Sections 7.08, 7.10 and 7.11 shall survive the Effective Time. No other representations, warranties, obligations or agreements in this Agreement shall survive the Effective Time, expect for those representations, warranties, obligations or agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time.

SECTION 10.02. Amendment or Supplement. At any time prior to the Closing, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Required Shareholder Approval, only by written agreement of the parties, by action taken by the Parent Board, an authorized officer of BAM and the Company Board; provided, however, that following receipt of the Required Shareholder Approval, there shall be no amendment or change to the provisions hereof which by applicable Law would require further approval by the Company’s shareholders without such approval.

SECTION 10.03. Extension of Time, Waiver, Etc. At any time prior to the Closing, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 10.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section  10.04 shall be null and void.

SECTION 10.05. Counterparts. This Agreement may be executed in one or more counterparts (including by electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Exhibits and Schedules attached hereto, the Company Disclosure Letter, the Parent Disclosure Letter, the BAM

Disclosure Letter, the Guaranty, the Voting Agreement and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. Except for: (i) if the Effective Time occurs, (A) the right of the holders of Common Stock to receive the Merger Consideration payable in accordance with Article III and (B) the right of the holders of Preferred Stock to receive preferred stock of the Surviving Company in accordance with Article III and (ii) the Indemnitees with respect to the provisions set forth in Section 7.08 of this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any rights or remedies hereunder. Notwithstanding the foregoing, the Company shall have the right to recover, through an Action brought by the Company, damages from Parent (or against BN to the extent provided for in the Guaranty) in the event of a breach of this Agreement by Parent, in which event the damages recoverable by the Company for itself and on behalf of the Company’s shareholders shall be determined by reference to the total amount that would have been recoverable by such holders if all such holders brought an action against Parent and were recognized as third-party beneficiaries hereunder. The representations, warranties, covenants and agreements in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties and may, in certain instances, be qualified, limited or changed by confidential disclosure letters. Any inaccuracies in such representations or warranties or failure to perform or breach of such covenants or agreements are subject to waiver by the parties in accordance with Section 10.03 without notice or liability to any other Person. In some instances, the representations, warranties, covenants and agreements in this Agreement may represent an allocation among the parties of risk associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations, warranties, covenants and agreements in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 10.07. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Iowa applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b) All Actions arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the Transactions shall be heard and determined in the Iowa District Court for Polk County, or, if the Iowa District Court declines to accept jurisdiction over a particular matter, any federal court within the State of Iowa, or, if both the Iowa District Court and the federal courts within the State of Iowa decline to accept jurisdiction over a particular matter, any other state court within the State of Iowa, and, in each case, any appellate court therefrom. The parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Actions and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 10.07(b) shall not constitute general consents to service of process in the State of Iowa and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties. Each party agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 10.10 of this Agreement. The parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 10.08. Specific Enforcement. The parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Company to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement and to enforce the obligations of BN pursuant to the terms of the Guaranty and the Voting Agreement) in the courts described in Section 10.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 10.09. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.09.

SECTION 10.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (but only if confirmation of receipt of such email is requested and received, provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Brookfield Reinsurance Ltd.

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, HM08, Bermuda

Attention: Anna Knapman-Scott

      Lyndsay Hatlelid

Email: anna.knapmanscott@northendre.com

     lyndsay.hatlelid@brookfield.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Attention: Richard Hall

     David J. Perkins

Email: rhall@cravath.com

     dperkins@cravath.com

and:

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, New York 10001

Attention: Nicholas F. Potter

Email:   nfpotter@debevoise.com

If to BAM, to:

Brookfield Asset Management Ltd.

Brookfield Place, Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada

M5J 2T3

Attention: Kathy Sarpash

Email: kathy.sarpash@brookfield.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Attention: Richard Hall

     David J. Perkins

Email: rhall@cravath.com

    dperkins@cravath.com

If to the Company, to:

American Equity Investment Life Holding Company

6000 Westown Parkway

West Des Moines, Iowa 50266

Attention: Shari Wood

Email: swood@american-equity.com

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: H. Rodgin Cohen

     Melissa Sawyer

     Stephen M. Kotran

Email: cohenhr@sullcrom.com

     sawyerm@sullcrom.com

     kotranS@sullcrom.com

or such other address or email address as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 10.11. Severability. If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 10.11 with respect thereto. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 10.12. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 10.13. Transfer Taxes. Except as otherwise provided in Section 3.02(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due and expressly shall not be a liability of any holders of the Common Stock or the Company Awards or the Company.

SECTION 10.14. No Other Representations and Warranties.

(a) Except for the representations and warranties expressly set forth in Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided to Parent, Merger Sub, BAM or their Representatives or Affiliates in connection with the Transactions. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub, BAM or any other Person resulting from the distribution to Parent, Merger Sub, BAM or their respective Representatives or Affiliates, or Parent’s, Merger Sub’s, BAM’s or their Representatives’ or Affiliates’ use of, any such information, including any information, documents, projections, forecasts or any other material made available to Parent, Merger Sub, BAM or their Representatives or Affiliates in the “data rooms” or management presentations in connection with Parent’s, Merger Sub’s and BAM’s consideration and review of the Transactions, unless any such information is expressly included in a representation or warranty set forth in Article IV. Except for the representations and warranties set forth in Article IV, each of Parent, Merger Sub and BAM acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent, Merger Sub or BAM in connection with the Transactions.

(b) Except for the representations and warranties expressly set forth in Article V, the Guaranty or the Voting Agreement, neither Parent nor Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent, Merger Sub or their respective Subsidiaries or their respective businesses or with respect to any other information provided to the Company or its Representatives or Affiliates in connection with the Transactions. Except for the representations and warranties set forth in Article V, the Guaranty or the Voting Agreement, the Company acknowledges that none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the Transactions.

(c) Except for the representations and warranties expressly set forth in Article VI, the Guaranty or the Voting Agreement, neither BAM nor any other Person on behalf of BAM makes any express or implied representation or warranty with respect to BAM, or its respective Subsidiaries or its respective businesses or with respect to any other information provided to the Company or its Representatives or Affiliates in connection with the Transactions. Except for the representations and warranties set forth in Article VI, the Guaranty or the Voting Agreement, the Company acknowledges that none of BAM or any Person on behalf of BAM makes any other express or implied representation or warranty with respect to BAM or with respect to any other information provided or made available to the Company in connection with the Transactions.

(d) Notwithstanding anything to the contrary contained in this Agreement or any other agreement, document or instrument, each of Parent, Merger Sub and BAM acknowledges and agrees that the Company and its Subsidiaries make no representations or warranties with respect to, and nothing contained in this Agreement or in any other agreement, document or instrument to be delivered in connection herewith is intended or shall be construed to be a representation or warranty, express or implied, of the Company or any of its Subsidiaries, for any purposes of this Agreement or any other agreement, document or instrument to be delivered in connection herewith, in respect of (i) the adequacy or sufficiency of reserves of the Company or any of its Subsidiaries, (ii) the effect of the adequacy or sufficiency of reserves of the Company or any of its Subsidiaries on any line item, asset, liability or equity amount on any financial or other document, (iii) whether or not reserves of the Company or any of its Subsidiaries were determined in accordance with any actuarial, statutory, regulatory or other standard or (iv) the collectability of any amounts under any Reinsurance Agreement.

SECTION 10.15. No Other Duties and Obligations. Except for the duties and obligations expressly set forth in Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c), neither BAM nor any other Person on behalf of BAM makes any express or implied duties or obligations with respect to BAM or its respective Subsidiaries or its respective businesses in connection with the Transactions. Except for the duties and obligations expressly set forth in Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c), the Company acknowledges that none of BAM or any Person on behalf of BAM makes any other express or implied duties or obligations with respect to BAM or its respective Subsidiaries or its respective businesses in connection with the Transactions.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY,

by	/s/ Anant Bhalla
Name: Anant Bhalla
Title: Chief Executive Officer and President

BROOKFIELD REINSURANCE LTD.,

by	/s/ Anna Knapman-Scott
Name: Anna Knapman-Scott
Title: Corporate Secretary

Solely for the purposes of the sections expressly set forth in the preamble hereto

BROOKFIELD ASSET MANAGEMENT LTD.,

by	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Authorized Signatory

ARCHES MERGER SUB INC.,

by	/s/ Jonathan Bayer
Name: Jonathan Bayer
Title: President

[Signature Page to Merger Agreement]

Exhibit A

EXECUTION VERSION

VOTING AGREEMENT (this “Agreement”) dated as of July 4, 2023, among American Equity Investment Life Holding Company, an Iowa corporation (the “Company”), and each party listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”). The Company and Stockholders are each referred to in this Agreement as a “party” and collectively as the “parties”.

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company, Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Parent”), Arches Merger Sub Inc., an Iowa corporation and wholly owned subsidiary of Parent, and, solely for the limited purposes set for therein, Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia, have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement);

WHEREAS, each Stockholder owns the number of shares of Common Stock set forth opposite its name on Schedule A hereto (such shares of Common Stock, together with any other shares of Common Stock acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares” of such Stockholder); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has requested that each Stockholder enter into this Agreement.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

SECTION 1. Representations and Warranties of Each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to the Company as of the date hereof in respect of itself as follows:

(a) Authority; Execution and Delivery; Enforceability. The Stockholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Stockholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. The Stockholder has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No Conflicts; Consents.

(i) The execution and delivery by the Stockholder of this Agreement and the performance by it of its obligations hereunder do not, and the consummation by it of the transactions contemplated hereby and compliance with the terms hereof will not, (A) conflict with, or result in any violation of any provision of, the organizational documents of such Stockholder, (B) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under, any provision of any material Contract to which such Stockholder is a party or by which any of its properties or assets is bound (other than any Contract to which the Company or any Subsidiary of the Company is a party or by which any of their respective properties or assets is bound) or (C) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 1(b)(ii), any judgments, decrees and orders of Governmental Authorities or Law, in each case applicable to such Stockholder or its properties or assets, other than, in the case of clauses (B) and (C) above, any such items that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(ii) No Consent of or from, or registration, declaration, notice or filing with or made to, any Governmental Authority, or the expiry of any related waiting period, is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance by the Stockholder of this Agreement or the consummation by it of the transactions contemplated hereby, other than (A) the filing with the SEC of such reports under Section 13 and Section 16 of the Exchange Act as may be required in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, (B) any filings or Consents contemplated by the Merger Agreement and (C) such other items that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(c) The Subject Shares. The Stockholder is the record and beneficial owner of, and has good and valid title to, the Subject Shares, free and clear of any Liens. As of the date hereof, the Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite its name on Schedule A attached hereto. None of the Stockholder’s Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or the transfer of such Stockholder’s Subject Shares, except as set forth in this Agreement, the organizational documents of the Company or the Investment Agreement, dated October 17, 2020, by and among the Company, Brookfield Corporation (formerly, Brookfield Asset Management Inc.), and the Stockholders (as successors and assigns of Burgundy Acquisitions I Ltd.) (as amended, restated or otherwise modified from time to time, the “Investment Agreement”).

SECTION 2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No Conflicts; Consents.

(i) The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder do not, and the consummation by it of the transactions contemplated hereby and compliance with the terms hereof will not, (A) conflict with, or result in any violation of any provision of, the Company Charter or the Company Bylaws, (B) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary of the Company under, any provision of any material Contract to which the Company or any Subsidiary of the Company is a party or by which any of their properties or assets are bound (other than any Contract to which either Stockholder is a party or by which any of their respective properties or assets are bound) or (C) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 2(b)(ii), any judgments, decrees and orders of Governmental Authorities or Law, in each case applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (B) and (C) above, any such items that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(ii) No Consent of or from, or registration, declaration, notice or filing with or made to, any Governmental Authority, or the expiry of any related waiting period, is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance by it of this Agreement or the consummation by it of the transactions contemplated hereby other than (A) the filing with the SEC of (1) the Proxy Statement and (2) such reports under Section 13 and Section 16 of the Exchange Act as may be required in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, (B) any filings or Consents contemplated by the Merger Agreement and (C) such other items that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

SECTION 3. Covenants of Each Stockholder. Unless this Agreement is terminated in accordance with its terms, each Stockholder, severally and not jointly, covenants and agrees as follows:

(a) At any meeting of the shareholders of the Company called to seek the Required Shareholder Approval or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement or the Merger is sought, the Stockholder shall, including by executing a written consent solicitation if requested by the Company, cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote (or cause to be voted) the Subject Shares of the Stockholder in favor of granting the Required Shareholder Approval.

(b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval (including by written consent) is sought, the Stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote (or cause to be voted) the Subject Shares against (i) any Takeover Proposal and (ii) any amendment of the Company Charter or the Company Bylaws or other proposal or transaction involving the Company or any Subsidiary of the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. The Stockholder shall not commit or agree to take any action inconsistent with the foregoing.

(c) Other than this Agreement, the Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Transactions, unless prior to any such Transfer the transferee of such Stockholder’s Subject Shares is a party to this Agreement, enters into a voting agreement with the Company on terms substantially identical to the terms of this Agreement or agrees to become a party to this Agreement pursuant to a customary joinder agreement, or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares and shall not commit or agree to take any of the foregoing actions.

SECTION 4. Waiver.

(a) The Company hereby waives compliance by the Stockholders with the terms and conditions of:

(i) Section 7.4 of the Investment Agreement to the extent that such terms and conditions would require the Stockholders to dispose of any Common Stock;

(ii) Section 7.5 of the Investment Agreement to the extent necessary to permit Parent to exercise its rights pursuant to Section 7.03 of the Merger Agreement; and

(iii) Section 7.7 of the Investment Agreement, solely in order for the Stockholders to comply with their obligations set forth in Sections 3(a) and 3(b) and to the extent that such terms and conditions would require the Stockholders to vote any of the Subject Shares in the same proportion as the unaffiliated shareholders of the Company with respect to vote any matter described in Sections 3(a) and 3(b).

(b) The waivers in Sections 4(a) shall expire upon the termination of the Merger Agreement in accordance with its terms.

SECTION 5. Termination. This Agreement shall terminate, other than with respect to the liability of any party for breach hereof prior to such termination, upon the earliest of: (a) the Effective Time; (b) the termination of the Merger Agreement in accordance with its terms; (c) at any time prior to the time, but not after, the Required Shareholder Approvals are obtained, if the Company Board, or any committee thereof has made an Adverse Recommendation Change; and (d) the termination of this Agreement by the mutual written consent of the parties.

SECTION 6. Additional Matters. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably require for the purpose of effectively carrying out the transactions contemplated by this Agreement.

SECTION 7. General Provisions.

(a) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

(b) Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed or sent by overnight courier (providing proof of delivery) to the parties at the following addresses

(i)	if to any Stockholder, to:

Brookfield Reinsurance Ltd.

Ideation House, 1st Floor

94 Pitts Bay Road

Pembroke, HM08, Bermuda

Attention: Anna Knapman-Scott

Email:   anna.knapmanscott@northendre.com

and to the applicable address of such Stockholder set forth in Schedule A hereto, with a copy to (which will not constitute notice to any Stockholder):

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Attention: Richard Hall

     David J. Perkins

Email: rhall@cravath.com

   dperkins@cravath.com

and

(ii)	if to the Company, to:

American Equity Investment Life Holding Company

6000 Westown Parkway

West Des Moines, Iowa 50266

Attention: Shari Wood

Email: swood@american-equity.com

with a copy to (which will not constitute notice to the Company):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: H. Rodgin Cohen

Melissa Sawyer

Stephen M. Kotran

Email:   cohenhr@sullcrom.com

sawyerm@sullcrom.com

kotrans@sullcrom.com

or such other address or email address as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(c) Interpretation. When a reference is made in this Agreement to an Article, Section or subsection, such reference shall be to an Article, Section or subsection to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(d) Severability. If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts (including by electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person (including any shareholder of any party) other than the parties any rights or remedies.

(g) Governing Law; Consent to Jurisdiction.

(i) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Iowa applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(ii) All Actions arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the Transactions shall be heard and determined in the Iowa District Court for Polk County, or, if the Iowa District Court declines to accept jurisdiction over a particular matter, any federal court within the State of Iowa, or, if both the Iowa District Court and the federal courts within the State of Iowa decline to accept jurisdiction over a particular matter, any other state court within the State of Iowa, and, in each case, any appellate court therefrom. The parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Actions and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 7(g)(ii) shall not constitute general consents to service of process in the State of Iowa and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties. Each party agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 7(b). The parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 7(h) shall be null and void.

(i) Enforcement. This Agreement is intended to be a voting agreement under Section 490.731 of the Iowa Business Corporations Act (“IBCA”) and shall be specifically enforceable as provided in the IBCA. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 5, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(j) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 7(J).

[Signature Page Follows.]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

by	/s/ Anant Bhalla
Name: Anant Bhalla
Title: Chief Executive Officer and President

FREESTONE RE LTD.

by	/s/ Gregory McConnie
Name: Gregory McConnie
Title: Director

NORTH END RE (CAYMAN) SPC

by	/s/ Gregory McConnie
Name: Gregory McConnie
Title: Chief Executive Officer

[Signature Page to Voting Agreement]

SCHEDULE A

Name and Address of Stockholder	Number of Shares of Common Stock Owned
Freestone Re Ltd.	3,857,184
Ideation House, 1st Floor
94 Pitts Bay Road
Pembroke, HM08, Bermuda
Attention: Anna Knapman-Scott
Email: anna.knapmanscott@northendre.com

North End RE (Cayman) SPC	12,028,979
18 Forum Lane, 2nd Floor
Camana Bay, PO Box 30487
Grand Cayman KY1-1202, Cayman Islands
Attention: Gregory McConnie
Email: gregory.mcconnie@brookfield.com

Annex B

STRICTLY CONFIDENTIAL

July 4, 2023

Board of Directors

American Equity Investment Life Holding Company

6000 Westown Parkway

West Des Moines, IA 50266

Ladies and Gentlemen:

You have requested the opinion of Ardea Partners LP (“Ardea”) as to the fairness from a financial point of view to the holders (other than Parent (as defined below) and its affiliates) of the outstanding shares of common stock, $1.00 par value per share (the “Shares”), of American Equity Investment Life Holding Company (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of July 4, 2023 (the “Agreement”), by and among the Company, Brookfield Reinsurance Ltd. (“Parent”), Arches Merger Sub Inc., a wholly-owned subsidiary of Parent, and, solely for purposes of Article VI and Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c) of the Agreement, Brookfield Asset Management Ltd. (“BAM”). Pursuant to the Agreement, each issued and outstanding Share (other than any Shares held by Parent or any of its affiliates) shall be converted into the right to receive: (i) $38.85 in cash, without interest and subject to adjustment pursuant to Section 3.01(e)(ii) of the Agreement (the “Cash Consideration”), and (ii) that number of shares of class A limited voting shares of BAM (the “BAM Class A Stock”) equal to the Exchange Ratio (as defined in the Agreement) (the “Stock Consideration”). The Cash Consideration and Stock Consideration are collectively referred to herein as the “Consideration”.

Ardea is engaged in underwriting services, private placements of securities, merger and acquisition advisory services, investment banking and other financial and non-financial activities and services for various persons and entities. Ardea and its employees and affiliates, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, BAM, Brookfield Corporation (“BN”), and any of their respective affiliates, portfolio companies and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). Ardea has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction. Ardea expects to receive fees for Ardea’s services in connection with the Transaction, all of which are contingent upon the successful consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Ardea’s expenses arising, and indemnify Ardea against certain liabilities that may arise, out of Ardea’s engagement. Over the past two years, Ardea has provided certain investment banking services to the Company and/or its affiliates from time to time for which Ardea has received, and may receive, compensation, including having acted as financial advisor to the Company in connection with strategic defense advisory matters and financial advisor to the Company in connection with strategic partnership transactions. In the future, Ardea may provide investment banking services to the Company, Parent, BAM, BN and their respective affiliates and portfolio companies for which Ardea may receive compensation. Affiliates of Ardea also may have co-invested

Ardea Partners LP

+1.212.430.2300  10 Hudson Yards, 40th Floor, New York, New York 10001  Member FINRA/SIPC

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with BAM, BN and any of their respective affiliates from time to time, and also may have invested in limited partnership units of affiliates of BAM and BN from time to time and may do so in the future.

In connection with this opinion, representatives of Ardea have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2022; the annual report to shareholders and Annual Report on Form 20-F of BAM for the fiscal year ended December 31, 2022; BAM’s Registration Statement on Form F-1, including the prospectus contained therein, dated November 21, 2022, relating to the special distribution and initial public listing of the BAM Class A Stock; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to shareholders of BAM; certain other communications from the Company to its stockholders and from BAM to its shareholders; certain publicly available research analyst reports for the Company and for BAM; and certain internal financial analyses and forecasts for the Company, each as prepared by the management of the Company and approved for Ardea’s use by the Company (the “Forecasts”). Representatives of Ardea have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and BAM, and with senior management of BAM regarding the past and current business operations, financial condition and future prospects of BAM; reviewed the reported price and trading activity for the Shares and BAM Class A Stock; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the insurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Ardea deemed appropriate.

Ardea has, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, actuarial, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Ardea, without assuming any responsibility for independent verification thereof. In addition, Ardea has assumed with the Company’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Ardea has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, BAM, or any of their respective subsidiaries, and Ardea has not been furnished with any such evaluation or appraisal. Ardea are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to reserve adequacy. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of any reserves of the Company. Ardea has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or BAM or on the expected benefits of the Transaction in any way meaningful to Ardea’s analysis. Ardea has also assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition therein, the effect of which would be in any way meaningful to Ardea’s analysis.

Ardea’s opinion does not address the underlying business decision of the Company to engage in the Transaction, the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, or any legal, actuarial, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders of Shares (other than Parent or any of its affiliates), as of the date hereof, of the Consideration to be paid by Parent to such holders pursuant to the Agreement. Ardea does not express any view on, and Ardea’s opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction. In addition, Ardea does not express an opinion,

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whether relative to the Consideration or otherwise, on either the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, officers, directors or employees of the Company, or other constituencies of the Company, Parent, BAM or BN or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, Parent, BAM or BN or any class of such persons in connection with the Transaction. Ardea is not expressing any opinion as to the prices at which any securities of the Company or BAM or BN will trade at any time, as to the potential effects of volatility in the credit, financial or stock markets on the Company, BAM, BN or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company, Parent, BAM or BN or the ability of the Company, Parent, BAM or BN to pay their respective obligations when they come due. Ardea’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and Ardea assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Ardea’s advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or act with respect to the Transaction or any other matter. This opinion has been approved by the Fairness Committee of Ardea.

Based upon and subject to the foregoing, it is Ardea’s opinion that, as of the date hereof, the Consideration to be paid by Parent to the holders of Shares (other than Parent or any of its affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

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Annex C

July 4, 2023

The Board of Directors

American Equity Investment Life Holding Company

600 Westown Parkway

West Des Moines, IA 50266

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Acquiror (as defined below) and its affiliates) of common stock, par value $1.00 per share (the “Company Common Stock”), of American Equity Investment Life Holding Company (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Brookfield Reinsurance Ltd. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), by and among the Company, the Acquiror, its wholly-owned subsidiary, Arches Merger Sub Inc. (the “Merger Sub”) and, solely for the purposes of Article VI and Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c) of the Agreement, Brookfield Asset Management Ltd. (“BAM”), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than (i) shares of Company Common Stock held in treasury or owned by the Acquiror or Merger Sub immediately prior to the closing of the Transaction; (ii) shares of Company Common Stock owned by BAM or any of any of its affiliates immediately prior to the closing of the Transaction and (iii) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to $38.85 in cash, without interest and subject to adjustment pursuant to Section 3.01(e)(ii) of the Agreement (the “Cash Consideration”), and that number of shares of class A limited voting shares of BAM (the “BAM Class A Stock”) equal to the Exchange Ratio (as defined in the Agreement) (the “Stock Consideration,” and, together with the Cash Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company, BAM and the industries in which they operate; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant; (iv) compared the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant, and the consideration paid for such companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and BAM, the financial condition and future prospects and operations of the Company and BAM, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company, the Acquiror and BAM or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror,

Brookfield Corporation (“Brookfield”), or BAM under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror, the Merger Sub and BAM in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory, actuarial or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or BAM, or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (other than Acquiror and its affiliates) in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock, the BAM Class A Stock or the stock of Brookfield will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on a credit facility of the Company in September 2021. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror or BAM. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Brookfield for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on a credit facility of a Brookfield subsidiary in August 2021, as joint lead bookrunner on an offering of debt securities of a Brookfield subsidiary in December 2021, as joint lead bookrunner on an offering of debt securities in April 2022 and as financial advisor to a Brookfield subsidiary on an asset sale in March 2023. Our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, Brookfield and Brookfield portfolio companies, for which it receives customary compensation or other financial benefits. In addition, our affiliate is counterparty to an accelerated share repurchase (“ASR”) transaction with the Company, and the Transaction may result in an adjustment to the terms and/or termination of the ASR transaction, which may require the Company to make a material payment to our affiliate. We and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company, the Acquiror, BAM and Brookfield. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Acquiror, BAM or Brookfield for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock (other than Acquiror or any of its affiliates) in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

Annex D-1

Brookfield

2022

FORM 20-F

Brookfield Asset Management

Brookfield 2022 FORM 20-F Brookfield Asset Management

D-1-1

D-1-2

D-1-3

BROOKFI ELD AT A GLANCE We are one of the largest and fastest growing alternative asset managers in the world. We manage nearly $800 billion of assets on behalf of more than 2,000 global institutional clients. We have over 2,500 investment and asset management professionals investing in 30 countries across five continents supported by approximately 200,000 operating employees. At the end of 2022, we completed the distribution and listing of a 25% interest in Brookfield Corporation’s asset management business, through Brookfield Asset Management Ltd., giving investors direct access to the asset management business on a pure-play basis for the first time. Our intention was to create a security that is simpler, more easily understood and better appreciated in the market. With substantially all our distributable earnings derived from stable and predictable fee-related earnings, strong five-year growth targets and an asset light balance sheet with no principal investments and no debt, the “new’” Brookfield Asset Management operates with industry leading metrics. At the same time, we thoughtfully structured the distribution in a way that will ensure our asset management business will retain the significant benefits of the broader Brookfield ecosystem. While the stock is new in form, our market leadership, commitment to clients and investment approach remain unchanged. We draw on our 100+ year heritage as an owner and operator to invest for value and seek to generate strong returns for our clients across economic cycles. We invest in high-quality, essential assets and businesses that form the backbone of the global economy. Specifically, we focus on renewable power & transition, infrastructure, private equity, real estate, and credit. We believe that we are well-positioned to capture the significant opportunities ahead, many of which will be driven by large secular trends around decarbonization, deglobalization and digitalization. We invest in high-quality, essential assets and businesses that form the backbone of the global economy.

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NORTH AMERICA $479B AUM ~72,000 Operating Employees SOUTH AMERICA $50B AUM ~32,000 Operating Employees HOW WE INVEST The Brookfield Advantage We invest where we can bring our competitive advantages to bear, leveraging our deep operational expertise, global reach and access to large-scale, flexible capital. Long-Life, High-Quality Assets and Businesses Leveraging our operating experience, we invest in key sectors across renewable power & transition, infrastructure, private equity, real estate, and credit. Diverse Product Offering We offer core, core-plus, value-add, opportunistic/ growth equity, secondaries, subordinated debt and credit strategies through closed-end and perpetual vehicles in both the public and private markets. We take a conservative approach to the use of leverage, ensuring that we can preserve capital across all business cycles. Sustainability We are committed to ensuring that the assets and businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate. The “Manager,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Ltd. together with our asset management business and Oaktree (each as defined below). The “Corporation” refers to Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) and its subsidiaries (including the perpetual affiliates (as defined below)). Additional discussion of the Corporation’s and the perpetual affiliates’ businesses and results can be found in their public filings. GLOBAL REACH ~$800B ASSETS UNDER MANAGEMENT

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NYSE: BAM TSX: BAM EUROPE & MIDDLE EAST $147B AUM ~46,000 Operating Employees ASIA PACIFIC $114B AUM ~45,000 Operating Employees PROFESSIONALS $418B 2,500+ 30+ ~200,000 FEE-BEARING INVESTMENT & COUNTRIES OPERATING EMPLOYEES CAPITAL ASSET MANAGEMENT PROFESSIONALS

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INVESTMENT OVERVIEW Our disciplined, well-established approach to investing reflects our 100+ year history as an owner and operator. We focus on value creation and capital preservation, investing in high-quality assets and businesses within our areas of expertise. We then manage these assets and businesses proactively and finance them conservatively-with the goal of generating stable, inflation-linked, predictable and growing cash flows. Brookfield’s investment activities are anchored by a set of core tenets that guide our decision-making and determine how we measure success: OUR BUSINESS PRINCIPLES 1 Operate our business and conduct our relationships with integrity 2 Attract and retain high-caliber individuals who will grow with us over the long term 3 Ensure that our people think and act like owners in all their decisions 4 Treat our shareholders’ capital like it’s our own 5 Embed strong ESG practices throughout our operations to help ensure that our business model is sustainable OUR INVESTMENT APPROACH Acquire high-quality assets and businesses Invest on a value basis, with the goal of growing cash flows and compounding capital Enhance the value of investments through our operating expertise Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital Allocate the free cash flows we receive to enhance value for our shareholders OUR PATHS TO SUCCESS Evaluate total return on capital over the long term Encourage calculated risks, measuring them against potential returns Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation Seek profitability rather than growth-size does not necessarily add value

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LETTER TO SHAREHOLDERS OVERVIEW (As of February 8, 2023) While our asset management business has been 25 years in the making, and we have been investing our own capital for over a century, this is the first letter for the ‘new’ Brookfield Asset Management, which now trades under the symbol “BAM”. While new in the form of a standalone public company, our long track record and growth as an asset manager provides continuity for this next phase of growth. We raised a record $93 billion of capital last year, with several factors increasingly playing out in our favor including our primary focus on value investing, secular tailwinds that continue to contribute positively to our market-leading businesses, and our deep global relationships. Our fundraising outlook remains strong. In 2023, we expect to have three flagship funds in the market, along with several complementary perpetual strategies and other long-term funds that will provide our clients with a full suite of investment alternatives. Our financial results for 2022 were excellent. Our distributable earnings were $569 million for the quarter, or $0.35 per share and $2.1 billion for the full year. Our dividend was set at $0.32 per share per quarter, with the first payment to be paid at the end of March. Going forward, we expect our dividends to increase at a compound annual growth rate of 15-20%, in line with our expected growth in fee-related earnings. It is worth noting that our franchise, while large, is growing faster today than ever before. We currently generate $4 billion of annualized fees and over $2 billion of distributable earnings, and we have significant momentum that should enable our earnings to at least double over the next five years. Our long track record and growth as an asset manager provides continuity for this next phase of growth 2022 HIGHLIGHTS $2.1B DISTRIBUTABLE EARNINGS $4.0B FEE REVENUES

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Our asset management business is currently one of the largest and fastest growing alternative asset managers globally, with operations spanning more than 30 coun-tries on five continents. We have more than 2,000 investment and asset management professionals who employ a disciplined investment approach to create value and deliver strong risk-adjusted returns to clients across a diverse set of public and private fund offerings. The business has grown from its infancy 25 years ago to approximately $800 billion of assets under management today, and deep relationships with more than 2,000 clients. We are fortunate that this includes most of the largest global institutional investors. Our Strategy Is Distinct The outlook for our business remains very strong, due largely to the following components of our differentiated strategy: We invest in the backbone of the globaleconomy. We leverage our deep operational expertise to create value. Our scale and track record over a long period of time means that we are a beneficiary of the capital that is increasingly gravitating to the largest, multi-asset class managers in a period of industry consolidation. Our business is positioned around the leading secular global drivers of capital across renewable power and transition, infrastructure, real estate, and credit. We are highly diversified. This enables the business to grow, and to deploy capital through economic cycles with our credit, private equity, and real estate businesses each specializing in finding investment opportunities in markets like we are seeing today. We pride ourselves both on providing the highest level of service to our clients and constantly innovating to meet their needs. Across Brookfield, we have $175 billion of our own discretionary permanent capital to invest in, and with, our funds. This is one of the benefits of our structure and is unrivaled in the industry. We leverage our deep operational expertise to create value Our Asset Classes Are In Favor Infrastructure is experiencing a multi-year secular shift towards increased demand for large-scale, long-term assets that serve as critical components of the built economy. Similarly, and more recently, burgeoning investor appetite for clean energy and transition investment mandates have powered the rapid rise of and demand for net-zero and energy transition investments. Within real estate, investors are starting to allocate capital to opportunistic strategies that are benefiting from value investments that are the result of liquidity issues created by market disruption. Within the credit space, flows remain strong and we are well positioned to benefit from the ongoing market volatility and uncertainty. Given this backdrop, we are seeing increased demand for real assets, and particularly essential assets with low volatility, enhanced appreciation potential, and highly stable, contractedreturns. A substantial portion of real assets benefit from inflation protection and pass-through contracts. In addition, as market volatility and more challenging economic conditions continue, we expect the preeminence of Oaktree to come to the fore. Having one of the most sophisticated credit managers as part of the franchise diversifies our business, makes us better investors, and ensures that we can raise and successfully deploy capital at all points in an economic cycle. Our asset management business is the beneficiary of synergies across the broader Brookfield Ecosystem. With the tightening of markets and scarcity of capital, we have the benefit of access to significant perpetual capital from Brookfield Corporation and large-scale, flexible capital from its insurance solutions business.

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Listing From Strength Is Best With a strong business backdrop, we designed the BAM security to provide investors with direct exposure to our asset management business. Our security has the following attributes: The cash flow stream is extremely resilient. Most of our $418 billion of fee-bearing capital is invested in long-term private funds that have perpetual, or 10+ year lives. Distributable earnings are almost entirely made up of our stable and annuity-like fee-related earnings, making our earnings simple to understand, stable, and easy to predict. We will return the vast majority of our cash flows to shareholders via dividends and when it makes sense, stock buybacks. Our asset-light balance sheet is exceptionally strong, with no debt and cash and financial assets of $3 billion. Overall, the combination of these characteristics generates an excellent long-term investment, which should provide us with added optionality for acquisitions, should the right opportunity present itself. OPERATING RESULTS Fee-related earnings for the last twelve-month period increased by 26% to $2.1 billion, excluding the impact of performance fees recognized in the prior year. This was supported by 15% growth in fee-bearing capital, which reached $418 billion by the end of the year. Distributable earnings were $569 million in the quarter and $2.1 billion for the year. Our financial results benefited from our largest fundraising year ever, which included total capital raised of $93 billion largely driven by significant flagship fund capital raises, along with our growing suite of complementary strategies. We continue to see growth and activity across our flagship funds. During the quarter, we held additional closes for our fifth flagship infrastructure fund and our sixth flagship private equity fund, which to date have raised $22 billion and $9 billion, respectively. We continue to find investment opportunities for our transition fund and have now invested or committed over 50% of this $15 billion strategy. With a robust investment pipeline, we expect to launch the next vintage of this fund this year. Our fourth real estate flagship fund is materially invested or committed, and we recently launched fundraising efforts for the next vintage. We believe we are entering a period of significant activity that will provide us opportu¬nities to invest in some great assets and businesses for excellent value. We are also fundraising for the next vintage of our opportunistic credit fund; the momentum for this strategy is strong given the current macro environment. In our perpetual funds, we raised $12 bil¬lion for these strategies in 2022, with a number of new products coming to market. This past year we invested $73 billion and monetized $34 billion of investments. We ended the year with over $90 billion of deployable capital and this should grow as we continue to raise capital across flagship funds and other strategies. For clarity, this excludes all the capital that Brookfield Corporation holds and could deploy with us.

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OUR INVESTMENT STRATEGIES ARE FOCUSED ON THE FOLLOWING THEMES: Infrastructure We are still in the early stages of the build-out of the infrastructure backbone of the global economy, which is a vast opportunity for decades to come. Transition and Renewables The continued buildout of this business is benefiting from the global imperative to decarbonize. Direct Lending Direct lending by groups like us continue to expand. Our Perpetual Capital Is Very Valuable One of the most important attributes of our business is that 83% of our fee-bearing capital, which generates over 90% of our fee streams, is either very long-term or perpetual in nature. In addition to the strategic benefits that come with having this amount of perpetual capital backing the business, our cash flow profile is incredibly consistent, resilient and permanent as a result. Our long-term capital is in the form of commitments to our private funds from predominantly institutional clients, which have a typical life of 10-12 years. We have a proven track record of growing these strategies that is backed by the returns we have been able to deliver to our clients. The revenues are stable and have grown at a 24% CAGR over the last 10 years. Permanent capital vehicles and perpetual strategies make up close to 50% of our overall cash flows and importantly, these are not subject to any potential pressure of redemptions or capital outflows. Our cash flow profile is incredibly consistent, resilient and permanent We believe the quality and nature of our perpetual capital is a true differentiator of our business, and falls into the following four categories: First, and arguably the most unique component, is the permanent capital we manage on behalf of the Brookfield listed entities (BIP, BEP and BBU). These entities, which have a combined capitalization of almost $60 billion, are all dual-listed NYSE and TSX companies, and are truly perpetual. They provide investors with daily liquidity, however our capital base is not subject to redemptions. The trend of value and capitalization is positive, with an annual growth rate of 12% over the last 10 years. Second, we manage a portfolio of real estate on behalf of Brookfield Corporation. This is a portfolio that is invested across a highly diversified, high-quality portfolio of assets in the best locations around the world. Third, we manage a pool of insurance capital that is backstopped by long-dated liabilities and an equity value invested by Brookfield Corporation of $8 billion. There is no maturity to this mandate, and as a core strategic business to Brookfield, we expect this capital to only increase over time. And lastly, we have perpetual core and core plus private funds predominantly in real estate and infrastructure for primarily institutional investors with longer-term investment horizons.

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CLOSING We remain committed to being a world-class asset manager, and to investing capital for you and the rest of our investment partners in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and to distribute that cash to you by dividend or share repurchases. Sincerely, Bruce Flatt Connor Teskey Chief Executive Officer President February 8, 2023

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VALUE CREATION We create shareholder value by increasing fee-bearing capital, which increases our fee-related earnings. Alternative asset management businesses such as ours are typically valued based on multiples of their fee-related earnings. POSITIONED FOR GROWTH We believe our business is well-positioned to continue delivering attractive growth in fee-bearing capital for three key reasons: 1 Alternative assets under management are increasing globally. As institutional investors have better understood the benefits of alternative assets, they have increasingly allocated more capital toward alternative assets and this trend is expected to continue. As one of the largest and most experienced alternative asset managers, we will utilize our competitive advantages and strong, existing relationships to expand our products, bring in new clients and scale our strategies to grow our fee-bearing capital 2 Our business is positioned to benefit from large secular tailwinds. Large global paradigm shifts around decarbonization and deglobalization will directly benefit our market-leading positions in infrastructure, and renewable power & transition. In addition, as one of the pre-eminent global credit asset managers, Oaktree will benefit from the growing demand for private credit. Our credit, real estate and private equity businesses each specialize in finding investment opportunities in markets like we are seeing today. 3 Superior performance drives future capital flows. We

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GROWTH IN FEE-BEARING CAPITAL ($ IN BILLIONS) OVER 200% $138 $290 $312 $364 $418 2018 2019 2020 2021 2022 SUPERIOR INVESTMENT PERFORMANCE AS OF DECEMBER, 31, 2022 (IN $ MILLIONS) FUND1 FUND HISTORY VINTAGe gross irr net irr INFRASTRUCTURE 12 years 5 15% 12% RENEWABLE POWER & TRANSITION 2 12 years 5 13% 10% PRIVATE EQUITY 21 years 6 28% 22% REAL ESTATE 16 years 7 24% 20% CREDIT 34 years 16 22% 16% 1. Reflects performance of flagship funds and similar strategies. 2. Renewable power & transition represents composite performance for renewable power assets held within the BIF funds and BGTF.

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INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2022. Unless the context requires otherwise, when used in this Form 20-F, the terms “we”, “us”, “our” means the Manager together with our asset management business and Oaktree, where applicable (each as defined below), and the term “Corporation” means Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) and its subsidiaries (including the perpetual affiliates (as defined below)) other than the Asset Management Company (as defined below) and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance (as defined below), the Oaktree Business (as defined below). The term “Brookfield” means the Corporation and the Manager, collectively.

Unless the context suggests otherwise, references to:

•	“2022 MSOP” means the 2022 Management Share Option Plan of the Manager adopted on December 9, 2022;

•	“2022 Non-Qualified MSOP” means the 2022 Non-Qualified Management Share Option Plan of the Manager adopted on December 9, 2022;

•

“2022 Trust Agreement” means the agreement dated December 9, 2022 among the Manager, BAM Partnership and Computershare Trust Company of Canada relating to the Class B Shares, as further described under Item 10.B “Memorandum and Articles of Association — Class A Shares and Class B Shares — Other Provisions”;

•	“ABC Program” means Anti-Bribery and Corruption Program;

•	“Affiliate Relationship Agreements” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates”;

•

“Arrangement” means the court approved plan of arrangement of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company, and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”;

•

“Arrangement Agreement” means the agreement dated September 23, 2022 among the Corporation, the Manager, the Asset Management Company and 2451634 Alberta Inc. providing for the terms of the Arrangement and certain customary covenants;

•	“Articles” means the notice of articles and articles of the Manager;

•	“Asset Management Company” means Brookfield Asset Management ULC;

•

“Asset Management Services Agreement” or “AMSA” means the agreement dated November 8, 2022 between the Manager and the Asset Management Company to govern the provision of services by the Manager’s employees to the Asset Management Company on a cost recovery basis under a perpetual agreement, as further described under Item 7.B “Related Party Transactions — Asset Management Services”;

•

“assets under management” or “AUM” has the meaning ascribed thereto under Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;

•	“Audit Committee” means the audit committee of our board, as further described under Item 6.C “Board Practices — Committees of the Board — Audit Committee”;

•	“Audit and Governance Committees” means, collectively, the Audit Committee and the Governance, Nominating and Compensation Committee;

•	“BAM Partnership” means BAM Partners Trust, the trust that holds the Class B Shares and that also holds the Corporation Class B Shares;

•	“BBU” means Brookfield Business Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Business Corporation;

•	“BCBCA” means the Business Corporations Act (British Columbia);

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•	“BEP” means Brookfield Renewable Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Renewable Corporation;

•	“BIP” means Brookfield Infrastructure Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Infrastructure Corporation;

•	“Board” means the board of directors of the Manager;

•	“BPG” means Brookfield Property Group, including BPY and the Corporation’s wholly owned real estate directly held entities;

•	“BPY” means Brookfield Property Partners L.P., together with its subsidiaries;

•	“Brookfield Reinsurance” means Brookfield Reinsurance Ltd. (formerly known as Brookfield Asset Management Reinsurance Partners Ltd.);

•	“Class A Preference Shares” means the class A preference shares, issuable in series, in the capital of the Manager;

•	“Class A Shares” means the class A limited voting shares in the capital of the Manager;

•	“Class B Shares” means the class B limited voting shares in the capital of the Manager;

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

•	“Code of Conduct” means the code of business conduct and ethics of the Manager;

•

“Corporation” means Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) and its subsidiaries (including the perpetual affiliates) other than the Asset Management Company and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance or the Oaktree Business;

•	“Corporation Class A Shares” means the class A limited voting shares of the Corporation;

•	“Corporation Class B Shares” means the class B limited voting shares of the Corporation;

•	“CRA” means the Canada Revenue Agency;

•

“Distributable Earnings” is intended to represent the cash available for distribution to shareholders or to be reinvested by the Manager or the Asset Management Company, as applicable. Distributable Earnings of the Manager represent its share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. Distributable Earnings of the Asset Management Company is calculated as the sum of its Fee-Related Earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. For a discussion of the Manager’s and our asset management business’ calculation of Distributable Earnings, see Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;

•	“DTC” means the Depository Trust & Clearing Corporation;

•	“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;

•	“Escrowed Stock Plan” means the Escrowed Stock Plan of the Manager adopted on December 9, 2022;

•	“ESG” means environment, social and governance;

•

“Fee-Bearing Capital” has the meaning ascribed thereto under Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;

•

“Fee Revenues” has the meaning ascribed thereto under Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;

14	BROOKFIELD ASSET MANAGEMENT	D-1-17

•

“Governance, Nominating and Compensation Committee” means the governance, nominating and compensation committee of the Board, as further described under Item 6.C “Board Practices — Committees of the Board — Governance, Nominating and Compensation Committee”;

•	“Investment Company Act” means the United States Investment Company Act of 1940, as amended;

•	“IRS” means the United States Internal Revenue Service;

•	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

•	“LIBOR” means the London Inter-Bank Offered Rate;

•

“managed assets” means the businesses, operations and other assets managed by the Corporation prior to completion of the Arrangement and to be managed by the Manager and our asset management business following completion of the Arrangement;

•	“Manager” means Brookfield Asset Management Ltd.;

•

“Manager Credit Facility” means the credit agreement dated November 8, 2022 between the Manager and the Asset Management Company, pursuant to which the Asset Management Company is providing a five-year revolving $500 million credit facility to the Manager, as further described under Item 7.B “Related Party Transactions — Credit Facilities — Manager Credit Facility”;

•	“Master Services Agreements” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates — Master Services Agreements”;

•	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

•	“NYSE” means the New York Stock Exchange;

•

“Oaktree” means collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries;

•	“Oaktree Business” means the business operated by and through Oaktree Capital Group, LLC, Oaktree and the other affiliated operating entities in which Brookfield owns an interest;

•

“our asset management business” means the global alternative asset management business previously carried on by the Corporation and its subsidiaries, which, following completion of the Arrangement, is owned 75% by the Corporation and 25% by the Manager through their ownership of common shares of the Asset Management Company;

•	“Partner” has the meaning ascribed thereto under Item 7.A “Major Shareholders”;

•	“perpetual affiliates” means BEP, BIP, BBU and BPY;

•	“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

•

“Pre-Arrangement Reorganization” means the preliminary transactions to reorganize the business of Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) that have been undertaken to facilitate the Arrangement;

•

“Relationship Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company to govern aspects of their relationship following the Arrangement, as further described under Item 7.B “Related Party Transactions — Relationship Agreement”;

•	“Resident Holder” has the meaning ascribed thereto under Item 10.E “Certain Material Canadian Federal Income Tax Considerations”;

•	“Restricted Stock Plan” means the Restricted Stock Plan of the Manager adopted on December 9, 2022;

•	“Sarbanes-Oxley Act” or “Sarbanes-Oxley” means the United States Sarbanes-Oxley Act of 2002, as amended;

•	“SEC” means the United States Securities and Exchange Commission;

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•	“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;

•	“Service Providers” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates”;

•	“Service Recipients” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates — Affiliate Relationship Agreements”;

•	“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);

•

“Special Distribution” means the special dividend or distribution of Class A Shares to holders of Class A exchangeable limited voting shares and Class B limited voting shares of Brookfield Reinsurance;

•	“Special Limited Voting Shares” means the special shares, series 1, in the capital of the Manager;

•	“Tax Act” means the Income Tax Act (Canada);

•

“Tax Matters Agreement” means the agreement dated December 8, 2022 among the Corporation, the Manager and the Asset Management Company described under Item 7.B “Related Party Transactions — Tax Matters Agreement”;

•	“Tracking Shares” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Sharing of Carried Interest and Other Distributions”;

•

“Trademark Sublicense Agreement” means the Trademark Sublicense Agreement dated December 9, 2022 between the Manager and the Corporation to which the Manager obtains a non-exclusive, royalty-free license to use the name “Brookfield” and the “Brookfield” logo, as further described under Item 7.B “Related Party Transactions — Trademark Sublicense Agreement”;

•

“Transitional Services Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company described under Item 7.B “Related Party Transactions — Services Agreements — Transitional Services Agreement”;

•	“Treasury Regulations” has the meaning ascribed thereto under Item 10.E “Certain Material United States Federal Income Tax Considerations”;

•	“TSX” means the Toronto Stock Exchange;

•	“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

•	“U.S.” or “United States” means the United States of America;

•	“USD” or “U.S. dollars” means the currency of the United States of America, as further described under “Forward-Looking Statements—Financial Information”;

•	“U.S. Exchange Act” or “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

•	“U.S. GAAP” means the accounting principles generally accepted in the United States of America;

•	“U.S. Holder” has the meaning ascribed thereto under Item 10.E “Certain Material United States Federal Income Tax Considerations”;

•	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and

•

“Voting Agreement” means the agreement dated December 9, 2022 between the Corporation and the Manager providing for the election of directors of the Asset Management Company, as further described under Item 7.B “Related Party Transactions — Ownership and Governance of Our Asset Management Business”.

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FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 20-F contains “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of our business. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Manager, our asset management business or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.

Our forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in this Form 20-F under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”, among others, could cause our actual results to vary from our forward-looking statements. These factors include:

•	the Manager’s lack of independent means of generating revenue;

•	the Manager’s material assets consisting solely of its interest in the Asset Management Company;

•	challenges relating to maintaining our relationship with the Corporation and potential conflicts of interest;

•	the Manager being a newly formed company;

•	our liability for our asset management business;

•	our ability to maintain the Manager’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws;

•	the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;

•	the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;

•	our ability to maintain our global reputation;

•	volatility in the trading price of the Class A Shares;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	meeting our financial obligations due to our cash flow from our asset management business;

•	foreign currency risk and exchange rate fluctuations;

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	rising interest rates;

•	revenues impacted by a decline in the size or pace of investments made by our managed assets;

•	our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	difficulty in maintaining our culture;

•	political instability or changes in government;

D-1-20	FORM 20-F	17

•	unfavourable economic conditions or changes in the industries in which we operate;

•	catastrophic events and COVID-19;

•	deficiencies in public company financial reporting and disclosures;

•	ineffective management of ESG considerations;

•	failure of our information and technology systems;

•	the threat of litigation;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	information barriers that may give rise to conflicts and risks;

•	risks related to our renewable power and transition, infrastructure, private equity and real estate strategies;

•	risks relating to Canadian and United States taxation laws; and

•	other factors described in this Form 20-F, including those set forth under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”.

We caution that the factors that may affect future results described in this Form 20-F are not exhaustive. The forward-looking statements represent our views as of the date of this Form 20-F and should not be relied upon as representing our views as of any date subsequent to the date of this Form 20-F. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see Item 3.D “Risk Factors”.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.

In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by the Corporation in its continuous disclosure filings. Copies of the Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Historical Performance and Market Data

This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to USD. Canadian dollars are identified as “C$”.

18	BROOKFIELD ASSET MANAGEMENT	D-1-21

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This Form 20-F discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include Distributable Earnings, Fee Revenues and Fee-Related Earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include AUM, Fee-Bearing Capital and uncalled fund commitments. The Manager includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for the asset management business.

For further details regarding the use of non-GAAP measures, please see page 81 on the “Non-GAAP Measures” section in Item 5 “Operating and Financial Review and Prospects”.

D-1-22	FORM 20-F	19

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A RESERVED

3.B    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D    RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed further below in this Item 3.D “Risk Factors” in this Form 20-F for a more thorough description of these and other risks.

Risks relating to the Manager, including risks relating to:

•	the material assets of the Manager consisting solely of its 25% interest in the common shares of the Asset Management Company;

•	actions by the Corporation that could adversely affect our business and financial condition or give rise to conflicts of interest;

•	the Manager being a newly formed company;

•	our liability for the debts and liabilities of our asset management business;

•	the Manager’s expected status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws; and

•	difficulty for investors to effect service of process and enforce judgments against us, our directors and our executive officers in the United States and Canada.

Risks relating to our business, including risks relating to:

•

growth in Fee-Bearing Capital being adversely impacted by poor product development or marketing efforts and investment returns being lower than target returns due to inappropriate allocation of capital or ineffective investment management;

•	actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us adversely impacting our ability to attract and/or retain investor capital and generate fee revenue;

•	the trading price of the Class A Shares being subject to volatility;

•

the impact on our business, including financial penalties, loss of business and/or damage to our reputation resulting from instances of non-compliance with numerous laws, rules and regulatory requirements to which we are subject;

•

governmental investigations resulting from instances of violations of our policies and procedures designed to ensure compliance by us and our managed assets with applicable laws, including anti-bribery and corruption laws;

20	BROOKFIELD ASSET MANAGEMENT	D-1-23

•	our cash flow, all of which comes from our asset management business;

•	acquisitions;

•	foreign exchange rate fluctuations;

•	our ability to syndicate, assign or transfer temporary investments and backstop commitments with respect to our business and managed assets;

•	rising interest rates increasing our interest cost and adversely affecting our financial performance;

•	our revenues being adversely affected by a decline in the size or pace of investments made by our managed assets;

•

our revenue, earnings, net income and cash flow materially varying from quarter to quarter, which may affect our earnings growth and dividend on a quarterly basis and affect the trading price of the Class A Shares;

•	our access to retail investors and selling retail directed products in numerous jurisdictions opening us up to potential litigation and regulatory enforcement risk;

•	the ineffective maintenance of our culture or ineffective management of human capital adversely impacting our business and financial performance;

•	political instability, changes in government policy or unfamiliar cultural factors adversely impacting the value of our investments;

•	unfavourable economic conditions or changes in the industries in which we operate adversely impacting our financial performance;

•

catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, fires, pandemics/epidemics such as COVID-19, climate change, military conflict/war or terrorism/ sabotage, adversely impacting our financial performance;

•	deficiencies in our public company financial reporting and disclosure adversely impacting our reputation;

•

ineffective management of environmental and sustainability issues, including climate change, and inadequate or ineffective health and safety programs damaging our reputation, adversely impacting our financial performance and leading to regulatory action;

•	the failure to maintain the security of our information and technology systems having a material adverse effect on us;

•	the failure of our information and technology systems or those of our third-party service providers, adversely impacting our reputation and financial performance;

•	us and our managed assets becoming involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation;

•	large losses not covered by insurance adversely impacting the assets under management;

•	the inability to collect amounts owing to us adversely impacting financial performance;

•	information barriers giving rise to certain conflicts and risks; and

•	our renewable power and transition, infrastructure, private equity and real estate strategies.

Risks relating to taxation, including risks relating to:

•	our aggregate tax liability and effective tax rate being adversely affected in the future by changes in the tax laws of the countries in which we operate; and

•	United States and Canadian taxation, and the effects thereof on our business and operations.

You should carefully consider the following factors in addition to other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the prospects and value of the Class A Shares would likely suffer.

D-1-24	FORM 20-F	21

Risks Relating to the Manager

The material assets of the Manager consist solely of its 25% interest in the common shares of the Asset Management Company.

The material assets of the Manager consist solely of its 25% interest in the common shares of the Asset Management Company. While the Manager has the right to nominate one-half of the board of the Asset Management Company, the Corporation holds the remaining 75% interest in the common shares of the Asset Management Company and has the right to nominate the other one-half of the board of the Asset Management Company. Therefore, the Manager relies on the cooperation of the Corporation to make decisions regarding our asset management business. If the interests of the Manager and the Corporation differ with respect to our asset management business, the Manager may not be able to implement policies at our asset management business that it determines are desirable.

For example, while the Manager intends to pay regular dividends to shareholders, the Manager has no independent means of generating revenue. The Manager depends on distributions and other payments from our asset management business to provide it with the funds necessary to meet its financial obligations as well as pay dividends to shareholders. As discussed under Item 5.A “Operating Results — Dividend Policy”, the Manager intends to pay dividends to shareholders on a quarterly basis equal to approximately 90% of its Distributable Earnings in the preceding quarter and our asset management business intends to pay dividends to the Manager and the Corporation on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend. Dividends will be variable and will change in line with the growth of Distributable Earnings. The declaration and payment of any dividends will be at the discretion of the Board (and the board of the Asset Management Company), and may change at any time, including, without limitation, to reduce such quarterly dividends or to eliminate such dividends entirely.

Our asset management business and our managed assets are legally distinct from the Manager and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to the Manager pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our asset management business and our managed assets will generally be required to service their debt and other obligations before making distributions to the Manager.

The Corporation’s actions could adversely affect our business and financial condition.

The Corporation is a significant investor in our asset management business and we rely on the Corporation for many aspects of our business. In addition, the Corporation has the right (but not the obligation) to participate up to 25% (net of any participation of our asset management business) in each new sponsored fund of our asset management business. This participation includes any participation by the Corporation’s perpetual affiliates and Brookfield Reinsurance, but they are also not obligated to invest capital in our funds. Any fees to be paid to our asset management business on the Corporation’s managed capital must be agreed by the Corporation, in its sole discretion. It is expected that most of the Corporation’s capital will continue to be provided by the perpetual affiliates, for whom existing fee arrangements will continue to apply. For greater certainty, for any new capital, the Corporation has a right to determine that no fees will apply. If the Corporation does not commit all the capital it is entitled to provide, or does not agree for its capital to be fee-bearing, we may have difficultly growing our managed capital or our revenues.

In addition, the Corporation has a significant influence on our asset management business through its 75% interest in the common shares of the Asset Management Company. While the Manager has the right to nominate one-half of the board of the Asset Management Company, the Corporation holds the remaining 75% interest in the common shares of the Asset Management Company and has the right to nominate the other one-half of the board of the Asset Management Company. If the interests of the Manager and the Corporation differ with respect to our asset management business, the Manager may not be able to implement policies at our asset management business that it determines are desirable. There is no formal dispute resolution mechanism in the Voting Agreement relating to the voting of shares of our asset management business, and, if we are unable to agree, we may be prevented from achieving our objectives, including our financial objectives.

In addition, a significant portion of our Fee-Bearing Capital is represented by the capital of the perpetual affiliates, which are controlled by the Corporation. The Corporation will therefore exercise significant influence over their operation, including (among other things) distribution policies that enable us to earn incentive distributions.

The Corporation has no obligation to provide backstops or other guarantees relating to new investments or acquisitions, or to commit capital on a transitional basis while other investors are being sourced, but any arrangements or understandings existing at the time of completion of the Arrangement will be continued.

22	BROOKFIELD ASSET MANAGEMENT	D-1-25

Moreover, if the Corporation does make transitory investments it will generally be entitled to receive the same cost of carry for such investment as the relevant fund of our asset management business is entitled to under its fund documents (typically 8%) as well as stand-by / commitment fees at market rates and such other compensation as otherwise may be mutually agreed. It is possible that our ability to deploy capital may be adversely affected by not having the Corporation’s backstops or other guarantees, or we may be required to deploy our own capital, or to pay for other sources of capital.

We depend on our global reputation for integrity and investment acumen. Our business could be negatively impacted by changes in the Corporation’s global reputation. In addition, other than as described in this Form 20-F, the Corporation is not committed to an exclusive relationship with us, and we may compete with the Corporation (except for capital represented by the perpetual affiliates, which is exclusive) or compete with other asset managers for the Corporation’s capital.

The Manager is a newly formed company and has a limited operating history as an independent public company and the historical financial information included herein may not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

The Manager was formed on July 4, 2022 and has a limited operating history as an independent public company and the historical financial information included herein may not reflect the financial condition or operating results we would have achieved during the periods presented in this Form 20-F and therefore, may not be a reliable indicator of our or our asset management business’ future financial performance. Our limited operating history will make it difficult to assess our ability to operate profitably and make distributions to shareholders. Although our business has been under the Corporation’s control prior to the formation of the Manager, its results have not previously been reported on a stand-alone basis and, therefore, may not be indicative of our future financial condition or operating results. We urge you to carefully consider the basis on which the historical financial information included herein was prepared and presented.

We may be liable for the debts and liabilities of our asset management business.

The Asset Management Company is an unlimited liability company formed under the laws of British Columbia, and certain of its subsidiaries are also unlimited liability companies. As a result, the Manager and the Corporation will be jointly and severally liable to contribute to the assets of our asset management business for the payment of its debts and liabilities on a liquidation or a dissolution. If the Manager has assets other than its interest in our asset management business, and if the assets of our asset management business are not sufficient to cover its debts and liabilities (including those arising as a result of its obligations towards its unlimited liability company subsidiaries), then the Manager’s assets may be required to be contributed to the Asset Management Company, potentially to a degree that exceeds its 25% interest, further reducing the assets in the Manager available to its shareholders.

Our organizational and ownership structure may create conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our shareholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our shareholders, on the one hand, and the Corporation, on the other hand. For example, except to a limited extent, the Corporation is not committed to an exclusive relationship with us, and we may compete with the Corporation (except for capital represented by the perpetual affiliates, which is exclusive) or may compete with other asset managers for the Corporation’s capital.

Many of our executives and employees have a material portion of their equity compensation awards that are tied to the performance of the shares of the Corporation. If the market value of the Manager’s shares and the Corporation’s shares are not fully aligned, the existence of these awards may result in our executives and employees being less focused on the Manager’s financial success.

The Manager is a “foreign private issuer” under U.S. securities law. Therefore, the Manager is exempt from requirements applicable to U.S. domestic registrants listed on the NYSE.

Although the Manager is subject to the periodic reporting requirement of the U.S. Exchange Act, the periodic disclosure required of foreign private issuers under the U.S. Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about the Manager than is regularly published by or about other companies in the United States. The Manager is exempt from certain other sections of the U.S. Exchange Act to which U.S. domestic issuers are subject, including the

D-1-26	FORM 20-F	23

requirement to provide its shareholders with information statements or proxy statements that comply with the U.S. Exchange Act. In addition, insiders and large shareholders of the Manager are not obligated to file reports under Section 16 of the U.S. Exchange Act.

The Manager is permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. The NYSE requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, the Manager is permitted to follow home country practice in lieu of the above requirement. Canadian securities laws do not require a majority of the Board to consist of independent directors. The Manager expects that the Board will be majority independent no later than the annual meeting that follows the completion of the Manager’s first full fiscal year after the Arrangement. Other than with respect to the foregoing, the Manager currently intends to follow the same corporate practices that would be applicable to U.S. domestic companies under U.S. federal securities laws and NYSE corporate governance practices. However, the Manager may, in the future, elect to follow its home country laws for certain of its corporate governance practices, as permitted by the rules of the NYSE, in which case the protection that is afforded to the Manager’s shareholders would be different from that accorded to investors of U.S. domestic issuers.

The Manager is an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Shares less attractive to investors.

The Manager is an “emerging growth company”, as defined in the JOBS Act, and is eligible for certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, reduced disclosure obligations and exemptions from the requirements to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Manager will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.235 billion, (b) the date that the Manager becomes a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Exchange Act, which would occur if the market value of the Class A Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which the Manager has issued more than $1 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the Special Distribution. We may choose to rely upon some or all of the available exemptions. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. Investors may find our Class A Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If investors find the Class A Shares less attractive as a result, there may be a less active trading market for the Class A Shares and our share price may be more volatile.

Canadian and U.S. investors may find it difficult or impossible to effect service of process and enforce judgments against us, our directors and our executive officers.

Certain directors of the Manager reside outside of Canada. Consequently, it may not be possible for Canadian investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. Furthermore, it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against the directors of the Manager who reside outside of Canada since a substantial portion of the assets of such person may be located outside of Canada.

Similarly, the Manager is a company incorporated under the laws of British Columbia, Canada, most of its officers and directors are not residents of the United States, and a substantial portion of the assets of the Manager and said persons are located outside the United States. As a result, it may be difficult for U.S. investors to: (i) effect service of process within the United States upon the Manager or those directors and officers who are not residents of the United States; or (ii) realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

Risks Relating to our Business

Growth in Fee-Bearing Capital could be adversely impacted by poor product development or marketing efforts. In addition, investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management.

Our business depends on our ability to fundraise third-party capital, deploy that capital effectively and produce targeted investment returns.

Our ability to raise third-party capital depends on a number of factors, including many that are outside our control such as the general economic environment and the number of other investment funds being raised at the same time by our competitors. Investors may reduce (or even eliminate) their investment allocations to alternative investments, including closed-ended private funds. Investors that are required to maintain specific asset class allocations within their portfolio may be required to reduce their investment allocations to alternative

24	BROOKFIELD ASSET MANAGEMENT	D-1-27

investments, particularly during periods when other asset classes such as public securities are decreasing in value. In addition, investors may prefer to insource and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments.

Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to investors, the quality and availability of investment products, marketing efforts, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. Our investors and potential investors continually assess investment performance and our ability to raise capital for existing and future funds depends on our funds’ relative and absolute performance. If poor investment returns or changes in investment mandates prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our private funds, and there are no assurances that we will be able to find new investors. Further, as competition and disintermediation in the asset management industry increase, we may face pressure to reduce or modify our asset management fees, including base management fees and/or carried interest, or modify other terms governing our current asset management fee structure, in order to attract and retain investors.

The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.

There is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. In pursuing investment opportunities and returns, we and our managed assets face competition from other investment managers and investors worldwide. Each of our strategies is subject to competition in varying degrees and our competitors may have certain competitive advantages over us when pursuing investment opportunities. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. While we will continue to attempt to deal with competitive pressures by leveraging our asset management strengths and the operating capabilities of the Corporation and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes. If we are unable to successfully raise, retain and deploy third-party capital into investments, or make acquisitions which yield attractive returns, we may be unable to collect management fees, carried interest or transaction fees, which would materially reduce our revenue and cash flows and adversely affect our financial condition.

Our approach to investing may entail adding assets to our existing managed assets through tuck-in acquisitions when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with these investments, including risks arising from alternative technologies that could impair or eliminate the competitive advantage of our managed assets in a particular industry, and/or may be unable to quickly and effectively integrate new acquisitions into existing operations or exit from the investment on favourable terms. In addition, liabilities may exist that we or our managed assets do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our managed assets may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition.

Our credit strategies, the majority of which are managed through Oaktree, offer a broad diverse range of long-term fund and perpetual strategies to our investors. Similar to our other long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital in its credit strategies. Cyclicality is important to credit strategies and weak economic environments have tended to afford the best investment opportunities and best relative investment performance to such strategies. Any prolonged economic expansion or recession could have an adverse impact on certain credit strategies and materially affect the ability to deliver superior investment

D-1-28	FORM 20-F	25

returns for clients or generate incentive or other income in respect of those strategies.

We generally pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as completing complex transactions on behalf of our managed assets can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.

At times, we make investments (for one or more of our funds or managed assets) in companies that we do not control. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests.

Certain strategies may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our managed assets to the extent those concentrated investments are in assets or regions that experience market dislocation. In addition, certain of our funds hold publicly traded securities the price of which will be volatile and are likely to fluctuate due to a number of factors beyond our control, including actual or anticipated changes in the profitability of the issuers of such securities; general economic, social, or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; COVID-19; and other material events.

The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.

If any of our managed investments perform poorly or experience prolonged periods of volatility, or we are unable to deploy capital effectively, our fee-based revenue, cash available for distribution and/or carried interest would decline. Accordingly, our expected returns on these investments may be less than we have assumed in forecasting the value of our business.

Actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue.

The growth of our business relies on continuous fundraising for various private and public investment products, and retention of capital raised from third-party investors. We depend on our business relationships and our global reputation for integrity and high-caliber asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for our clients. Our business relationships and reputation could be negatively impacted by a number of factors including poor performance; actual, potential or perceived conflicts of interest that are not adequately addressed; misconduct or alleged misconduct by employees; rumors or innuendos; or failed or ineffective implementation of new investments or strategies. If we are unable to continue to raise and retain capital from third-party investors, including from the Corporation, either privately, publicly or both, or otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flows and adversely affect our financial condition.

Poor performance of any kind could damage our reputation with current and potential investors in our managed assets, making it more difficult for us to raise new capital. Investors may decline to invest in current and future managed assets and may withdraw their investments from our managed assets as a result of poor performance in the entity in which they are invested, and investors in our private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.

As a global alternative asset manager with various lines of business and investment products, some of which have overlapping mandates, we may be subject to a number of actual, potential or perceived conflicts of interest.

In addressing these conflicts, we have implemented a variety of policies and procedures; however, there can be no assurances that these will be effective at mitigating actual, potential or perceived conflicts of interest in all circumstances, or will not reduce the positive synergies that we seek to cultivate. It is also possible that actual,

26	BROOKFIELD ASSET MANAGEMENT	D-1-29

potential or perceived conflicts of interest, if not properly addressed, could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes. See “Risks Relating to the Manager — Our organizational and ownership structure may create conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our shareholders”.

Appropriately dealing with conflicts of interest for an asset manager like us is a priority and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. Asset manager conflicts are subject to enhanced regulatory scrutiny in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed assets or raise new managed assets, including private funds, and a reluctance of counterparties to do business with us. For information regarding conflicts of interests between the businesses within our asset management operations that operate on opposite sides of an information barrier, see “—Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks” herein.

Our reputation could also be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our managed assets, including historical misconduct prior to the investment in such managed asset. Risks associated with misconduct at our managed assets is heightened in cases where we do not have legal control or significant influence over a particular managed asset or are not otherwise involved in actively managing an investment. In such situations, given our management position and affiliation with the managed asset, we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have management over an asset, if it is a newly acquired asset that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such managed asset for a period of time. We may also face increased risk of misconduct to the extent investments in operating assets in emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favourable or unfavourable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.

We are subject to a number of obligations and standards arising from our business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.

Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm to our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict with, detract from or compete against our managed assets, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.

In addition to impacting our ability to raise and retain third-party capital and pursue investment opportunities, certain of the risks identified herein that may have a negative impact on our reputation also could, in extreme cases, result in our removal as general partner or an acceleration of the liquidation date of the private funds that we manage. The governing agreements of our private funds provide that, subject to certain conditions (which may, particularly in the case of our removal as general partner, include final legal adjudications of the merits of the particular issue), third-party investors in these funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund. Additionally, at any time, investors may seek to terminate a fund and accelerate the liquidation date upon the vote of a super-majority of investors in such fund. A significant negative impact to our reputation would be expected to increase the likelihood that investors could seek to terminate a private fund. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to us as general partner.

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The trading price of the Class A Shares is subject to volatility due to market conditions and other factors and cannot be predicted.

The market price of our Class A Shares may be volatile and could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our business and our managed assets; (iii) material announcements by us, our affiliates or our competitors; (iv) the general state of the securities markets; (v) market conditions and events specific to the industries in which we and our managed assets operate; (vi) changes and developments in general economic, political, or social conditions, including as a result of COVID-19 or other pandemics and related economic disruptions; (vii) changes in the values of our investments and distributions or changes in the amount of interest paid in respect of investments; (viii) differences between our actual financial results and those expected by investors and analysts; (ix) changes in analysts’ recommendations or earnings projections; (x) the depth and liquidity of the market for the Class A Shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our business, our managed assets and the sectors in which we deploy the funds from our strategies; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A Shares by senior management or significant shareholders; and (xvii) the materialization of other risks.

We are subject to numerous laws, rules and regulatory requirements which may impact our business, including resulting in financial penalties, loss of business and/or damage to our reputation in instances of non-compliance.

There are many laws, governmental rules and regulations and listing exchange rules that apply to our business and our managed assets. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, our managed assets, or our prospects, or those of our affiliates, customers, clients or partners. The failure of the Manager, our asset management business or the entities that we manage to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed, could adversely affect our reputation and financial condition.

Our business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance obligations and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry has been the subject of heightened scrutiny, and the SEC has specifically focused on asset managers in recent enforcement actions. Regulatory investigations and/or enforcement actions by our regulators could have a material adverse effect on our business and/or reputation. In addition, the introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions propose deregulation, it is difficult to predict the timing and impact of any such deregulation, and we may not materially benefit from any such changes.

Our business is not only regulated in the U.S., but also in other jurisdictions where we conduct operations including the E.U., the U.K., Canada, Brazil, Australia, India, South Korea and China. Similar to the environment in the U.S., our business and how we market in jurisdictions outside the U.S. has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our business and our managed assets, and governmental agencies may propose or implement further rules and regulations in the future. These rules and regulations may impact how we market in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor participation and distributions. Such regulations may also prescribe certain capital requirements on our managed assets, and conditions on the leverage our managed assets may employ and the liquidity these managed assets must have. Compliance with additional regulatory requirements will impose additional restrictions and expenses for us and could reduce our operating flexibility and fundraising opportunities.

The broker-dealer side of our managed assets is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations, including the Financial Industry Regulatory Authority in the U.S. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.

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The advisors of certain of our managed assets are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.

The Investment Company Act and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the Investment Company Act. We are not currently, nor do we intend to become, an investment company under the Investment Company Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would face severe limitations on the operation of our business. Among other things, we would be prohibited from engaging in certain business activities (or have conditions placed on our business activities), face restrictions on engaging in transactions with affiliated entities and issuing certain securities or engaging in certain types of financings, be restricted with respect to the amount and types of borrowings we are permitted to obtain, be required to limit the amount of investments that we make as principal, and face other limitations on our activities.

We have and may become subject to additional regulatory and compliance requirements as we expand our product offerings and investment platform which likely will carry additional legal and compliance costs, as well as additional operating requirements that may also increase costs.

Our strategies primarily invest in renewable power and transition, infrastructure, real estate, business services and industrial assets. In doing so, our managed assets are required to comply with extensive and complex municipal, state or provincial, national and international laws and regulations. These laws and regulations can result in uncertainty and delays and impose additional costs, which may adversely affect our results of operations. Changes in these laws and regulations may negatively impact us and our managed assets or may benefit our competitors and their businesses.

Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.

Most of our funds rely on Rule 506 of Regulation D under the U.S. Securities Act to raise capital from investors. Rule 506 is not available to issuers deemed to be “bad actors” under Rule 506 if a covered person of the issuer has been the subject to certain criminal, civil or regulatory disqualifying events. Covered persons include, among others, the issuer, executive officer or other officer participating in the offering of the issuer, any general partner or managing member of the foregoing entities, any promoter of the issuer and any beneficial owner of 20% or more of the issuer’s outstanding voting equity securities. If one or more of our funds were to lose the ability to rely on the Rule 506 exemption because a covered person has been the subject of a disqualifying event, our business, financial condition and results of operations could be materially and adversely affected.

Our policies and procedures designed to ensure compliance by us and our managed assets with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.

We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavourable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

There is a continued global focus on the enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we continue to expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act, the Canadian Corruption of Foreign Public Officials Act and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.

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Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our managed assets invest.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. Our managed assets are, and may be, located in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.

Our cash flow, all of which will come from our asset management business, must be available to meet our financial obligations when due and enable us to capitalize on investment opportunities when they arise.

We employ debt and other forms of leverage in the ordinary course of business to enhance returns. We are therefore subject to the risks associated with debt financing (directly and indirectly through our managed assets) and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavourable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favourable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our or our managed assets on disadvantageous terms, or raise equity, thereby causing dilution to existing shareholders. Regulatory changes may also result in higher borrowing costs and reduced access to credit.

The terms of our various credit agreements and other financing documents may require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our business and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.

A large proportion of our managed assets include physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our managed assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we manage assets. The restrictions inherent in managing physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of investments across our fund strategies, our financial condition and our results of operations.

Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.

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Additionally, from time to time, we may guarantee the obligations of other entities that we manage. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.

We may be exposed to risks associated with acquisitions.

A part of the Manager’s growth strategy involves seeking acquisition opportunities. We will face competition for acquisitions, including from our competitors, many of whom will have greater financial resources than us. There can be no assurance that we will identify and successfully complete acquisitions that will advance our growth strategy, or at all. Though we are not currently pursuing any strategic acquisitions, future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including our management’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; the risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. It is possible that due diligence investigations into businesses being acquired may fail to uncover all material risks, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.

Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.

We have pursued and intend to continue to pursue growth opportunities in international markets, and often deploy capital in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on the results of our operations and financial position. In addition, we are active in certain markets where economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.

Our business and our managed assets are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.

There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.

The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements) or a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.

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We may be required to make temporary investments and backstop commitments with respect to our business and managed assets and may be unable to syndicate, assign or transfer such investments and commitments.

We periodically may be asked to enter into agreements that commit us to acquire or stand in place of another entity to acquire assets or securities in order to support our managed assets with the expectation that our commitment is temporary. For example, we may acquire an asset suitable for a particular managed business that is fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed business for which it was intended. As another example, our asset management business may commit capital for a particular acquisition transaction as part of a consortium alongside certain of our managed assets with the expectation that we will syndicate or assign all or a portion of our own commitment to investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management business.

Even if our asset management business’ direct participation is intended to be of a temporary nature, our asset management business may be unable to syndicate, assign or transfer its interest or commitment as our asset management business intended and therefore may be required to take or keep ownership of assets or securities for an extended period. This would increase the amount of our asset management business’ own capital deployed to certain assets and could have an adverse impact on our asset management business’ liquidity, which may negatively impact its ability to meet other financial commitments.

Rising interest rates could increase our interest costs and adversely affect our financial performance.

Many long-life assets are interest rate sensitive. Increases in interest rates will, other things being equal, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the value of an asset declines as a result of interest rate increases, certain financial and other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations thereunder. Such a breach could result in negative consequences on our financial performance and results of operations.

Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk. Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.

Although interest rates have remained at relatively low levels on a historical basis, in many jurisdictions in which we operate, a period of sharply rising interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost and availability of debt financing and thereby negatively impact the ability of our managed assets to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Many factors may impact us and our managed assets, including interest rate increases, which would impact the amount of revenue generated by our managed assets and may lead to an increase in the amount of cash required to service our obligations.

The Financial Conduct Authority (the “FCA”) in the United Kingdom ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified as its preferred alternative to USD LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.

We may have outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of which future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities.

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Our revenues may be adversely affected by a decline in the size or pace of investments made by our managed assets.

The revenues that we earn are driven in part by the pace at which our funds make investments and the size of those investments, and a decline in the pace or the size of such investments may reduce our revenues. In particular, in recent years we have meaningfully increased the number of perpetual strategies we offer and the assets under management in such strategies. The fees we earn from our perpetual capital strategies represent a significant and growing portion of our overall revenues. If our funds, including our perpetual capital strategies, are unable to deploy capital at a sufficient pace, our revenues would be adversely impacted. Many factors could cause a decline in the pace of investment, including a market environment characterized by relative high prices, the inability of our investment professionals to identify attractive investment opportunities, competition for such opportunities among other potential acquirers, decreased availability of capital on attractive terms. Further, we may fail to consummate identified investment opportunities because of business, regulatory or legal complexities or uncertainty and adverse developments in the markets in which we operate, financial markets or geopolitical conditions, and our ability to deploy capital in certain countries may be adversely impacted by government policy changes and regulations.

Our revenue, earnings, net income and cash flow can materially vary from quarter to quarter, which may affect our earnings growth and dividend on a quarterly basis and can affect the trading price of the Class A Shares.

Our revenue, net income and cash flow, substantially all of which is derived from our asset management business, can vary materially due to our reliance on incentive distributions and performance-based returns, such as carried interest. We may experience fluctuations in our results, including our revenue and net income, from quarter to quarter due to a number of other factors, including timing of realizations, changes in the valuations of our funds’ investments, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Achieving steady growth in net income and cash flow on a quarterly basis may be difficult, which could in turn cause our dividend and our ability to pay dividends to fluctuate and lead to large adverse movements or general increased volatility in the price of the Class A Shares. See Item 5.A “Operating Results — Dividend Policy”. We also do not provide any guidance regarding our expected quarterly and annual operating results. The lack of guidance may affect the expectations of public market analysts and could cause increased volatility in the Class A Shares.

Our cash flow may fluctuate significantly due to the fact that we receive carried interest from certain of our funds only when investments are realized and achieve a certain preferred return. The payment of performance-based returns, including carried interest, depends on the applicable funds’ performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be a number of years before any profits can be realized in cash (or other proceeds). We cannot predict when, or if, any realization of investments will occur.

The mark-to-market valuations of investments made by our funds are subject to volatility driven by economic and market conditions. Economic and market conditions may also negatively impact our realization opportunities.

The valuations of and realization opportunities for investments made by our funds could also be subject to high volatility as a result of uncertainty regarding governmental policy with respect to, among other things, tax, financial services regulation, international trade, immigration, healthcare, labor, infrastructure and energy.

In addition, upon the realization of a profitable investment by any of our funds featuring performance-based returns and prior to our receiving any carried interest in respect of that investment, 100% of the proceeds of that investment must generally be paid to the investors in such fund until they have recovered certain fees and expenses and achieved a certain return on all realized investments by that fund as well as a recovery of any unrealized losses. A particular realization event may have a significant impact on our results for that particular quarter that may not be replicated in subsequent quarters. We recognize revenue on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds, and a decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our revenue and possibly cash flow, which could further increase the volatility of our quarterly results. Because our funds have preferred return thresholds to investors that need to be met prior to our receiving any carried interest or other performance-based returns, substantial declines in the carrying value of the investment portfolios of such funds can significantly delay or eliminate any performance-based returns paid to us in respect of that fund since the value of the assets in the fund would need to recover to their aggregate cost basis plus the preferred return over time before we would be entitled to receive any performance-based returns, including carried interest, from that fund.

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The timing and receipt of performance-based returns also varies with the life cycle of our funds. During periods in which a relatively large portion of our assets under management is attributable to funds and investments in their “harvesting” period, our funds would make larger distributions than in the fundraising or investment periods that precede harvesting. During periods in which a significant portion of our assets under management is attributable to funds that are not in their harvesting periods, we may receive substantially lower performance-based returns, including carried interest.

The varying frequency of payments of our different funds and strategies will contribute to the volatility of our cash flow. Furthermore, we earn this incentive income only if the net asset value of a vehicle has increased or, in the case of certain vehicles, increased beyond a particular return threshold, or if the vehicle has earned a net profit. Certain of these vehicles also have “high water marks” whereby we do not earn incentive income during a particular period even though the vehicle had positive returns in such period as a result of losses in prior periods. If one of these vehicles experiences losses, we will not earn incentive income from it until it surpasses the previous high water mark. The incentive income we earn is therefore dependent on the net asset value or the net profit of the vehicle, which could lead to significant volatility in our results.

Our access to retail investors and selling retail directed products in numerous jurisdictions opens us up to potential litigation and regulatory enforcement risks.

We recently created a business group in partnership with the Oaktree Business to serve the global wealth management channel, delivering access to Brookfield and the Oaktree Business’s private and public funds. Our goal is to increase the number and type of investment products we offer to high-net-worth individuals and mass affluent investors in the U.S. and other jurisdictions around the world. In some cases, our unregistered funds are distributed to retail investors indirectly through third-party managed vehicles sponsored by brokerage firms, private banks or third-party feeder providers, and in other cases directly to the qualified clients of private banks, independent investment advisors and brokers. In other cases, we create investment products specifically designed for direct investment by retail investors in the U.S., some of whom are not accredited investors, or similar investors in non-U.S. jurisdictions, including in Europe. Such investment products are regulated by the SEC in the U.S. and by other similar regulatory bodies in other jurisdictions.

Accessing retail investors and selling retail directed products expose us to new and greater levels of risk, including heightened litigation and regulatory enforcement risks. To the extent distribution of retail products is through new channels, including through an increasing number of distributors with whom we engage, we may not be able to effectively monitor or control the manner of their distribution, which could result in litigation or regulatory action against us, including with respect to, among other things, claims that products distributed through such channels are distributed to customers for whom they are unsuitable or that they are distributed in an otherwise inappropriate manner. Although we seek to ensure through due diligence and onboarding procedures that the third-party channels through which retail investors access our investment products conduct themselves responsibly, we are exposed to the risks of reputational damage and legal liability to the extent such third parties improperly sell our products to investors. This risk is heightened by the continuing increase in the number of third parties through whom we distribute our investment products around the world and who we do not control. For example, in certain cases, we may be viewed by a regulator as responsible for the content of materials prepared by third-party distributors.

Similarly, there is a risk that employees involved in the direct distribution of our products, or employees who oversee independent advisors, brokerage firms and other third parties around the world involved in distributing our products, do not follow our compliance and supervisory procedures. In addition, the distribution of retail products, including through new channels whether directly or through market intermediaries, could expose us to allegations of improper conduct and/or actions by state and federal regulators in the U.S. and regulators in jurisdictions outside of the U.S. with respect to, among other things, product suitability, investor classification, compliance with securities laws, conflicts of interest and the adequacy of disclosure to customers to whom our products are distributed through those channels.

As we expand the distribution of products to retail investors outside of the U.S., we are increasingly exposed to risks in non-U.S. jurisdictions. While these risks are similar to those that we face in the distribution of products to retail investors in the U.S., securities laws and other applicable regulatory regimes in many jurisdictions, including the U.K. and the European Economic Area, are extensive, complex, and vary by local jurisdiction. As a result, this expansion subjects us to additional litigation and regulatory risk.

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In addition, our initiatives to expand our retail investor base, including outside of the U.S., require the investment of significant time, effort and resources, including the potential hiring of additional personnel, the implementation of new operational, compliance and other systems and processes and the development or implementation of new technology. There is no assurance that our efforts to grow our retail assets under management will be successful.

Ineffective maintenance of our culture, or ineffective management of human capital could adversely impact our business and financial performance.

Our ability to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees. Our senior management team has a significant role in our success and oversees the execution of our investment strategies. If we are unable to attract and retain qualified employees, our ability to compete successfully and achieve our business objectives could be limited, and our business, financial condition and results of operations could be negatively impacted.

Our ability to retain and motivate our management team, attract suitable replacements should any members of our management team leave, or attract new investment professionals as our business grows, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer. In all of our markets, we face intense competition in connection with the attraction and retention of qualified employees.

We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives. Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our managed assets and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our managed assets and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. Accordingly, the loss of services from key professionals or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets.

Additionally, the departure of certain individuals could trigger certain “key person” provisions in the documentation governing certain of our private funds, which would permit the limited partners of those funds to suspend or terminate the funds’ investment periods or withdraw their capital prior to the expiration of the applicable lock-up date. Our key person provisions vary by both strategy and fund and, with respect to each strategy and fund, are typically tied to multiple individuals, meaning that it would require the departure of more than one individual to trigger the key person provisions. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.

The conduct of our business and the execution of our strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.

A portion of the workforce in some of our managed assets is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions as existing agreements expire, we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

Political instability, changes in government policy or unfamiliar cultural factors could adversely impact the value of our investments.

We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new or existing markets and lead to financial losses for us and our managed assets. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business from factors such as political conflict, income inequality, refugee migration, terrorism, potential break-up of political-economic unions and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.

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For example, recent military tensions and conflict in Eastern Europe could contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes could result in local, regional and/or global instability. The materialization of one or more of these risks could negatively affect our financial performance and adversely impact our business.

The transition period following the U.K.’s formal departure from the E.U. ended on December 31, 2020 (“Brexit”), and E.U. law no longer applies in the U.K. There remains uncertainty related to the relationship between the U.K. and the E.U. and it is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications of Brexit will be for the asset management industry and the broader European and global financial markets generally. Future impacts could include increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which could have an adverse effect on our business.

Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies and regulations, including protectionist policies, or personnel; (ii) changes in general economic or social conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) military conflict, political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.

In addition to the risks noted above, as a result of the ongoing prevalence of COVID-19, future developments may include the risk of new and potentially more severe variant strains of COVID-19 and additional actions that may be taken to contain COVID-19, such as reimposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.

Unforeseen political events in markets where we have significant investors and/or where we have managed assets or may look to for further growth of our assets and businesses, such as the U.S., Canadian, Brazilian, Australian, European, Middle Eastern and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting our managed assets and/or our relationships with our investors, customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed assets could be exacerbated by supply chain disruptions, trade policy and geopolitical tensions.

Unfavourable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.

We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: short-term and long-term interest rates; inflation; credit and capital market volatility; business investment levels; government spending levels; sovereign debt risks; consumer spending levels; changes in laws, rules or regulations; trade barriers; supply chain disruptions; commodity prices; currency exchange rates and controls; national and international political circumstances (including wars, terrorist acts or security operations); catastrophic events (including pandemics/ epidemics such as COVID-19, earthquakes, tornadoes or floods); the rate and direction of economic growth; and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance. Unfavourable economic conditions could affect the jurisdictions in which our entities are formed and where we and our managed assets operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments made by our managed assets; (iii) the value or performance of the investments made by our managed assets; and (iv) the ability of us and our managed assets to raise or deploy capital, each of which could adversely impact our financial condition.

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In general, a decline in economic conditions, either in the markets or industries in which our strategies invest, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.

Many of our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit. See “—Actions or conduct that have a negative impact on our investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue”. If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from our Fee-Bearing Capital strategies and products could, in turn, require us to rely on other sources of cash such as the capital markets, which may not be available to us on acceptable terms, or debt and other forms of leverage.

In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.

Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, fires, pandemics/ epidemics such as COVID-19, climate change, military conflict/war or terrorism/sabotage, could adversely impact our financial performance.

Our managed assets could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), acts of malicious destruction, climate change, war/military conflict or terrorism, which could materially adversely impact our operations.

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spread across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.

COVID-19 and actions taken in response to COVID-19 by government authorities across various geographies in which we and our managed assets operate interrupted business activities and supply chains, disrupted travel, contributed to significant volatility in the financial markets, impacted social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.

Natural disasters and ongoing changes to the physical climate in which we and our managed assets operate may have an adverse impact on our business, financial position, results of operations or cash flows. Changes in weather patterns or extreme weather (such as floods, droughts, hurricanes and other storms) may negatively affect our managed assets’ operations or damage assets that we may own or develop. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may manage. Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate. Responses to these changes could result in higher costs, such as the imposition of new property taxes and increases in insurance rates or additional capital expenditures.

Our managed assets forming part of our commercial office strategy are concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of such properties consist of high rise buildings that may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our managed real estate portfolio. Renewable power and infrastructure assets that we manage, such as

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roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.

Additionally, our managed assets rely on free movement of goods, services and capital from around the globe. Any slowdown in international investment, business or trade as a result of catastrophic events could also have a material adverse effect on our business, financial position, results of operations or cash flows.

Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.

As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. In addition, we disclose certain metrics that do not have standardized meaning, are based on our own methodologies and assumptions and may not properly convey the information they purport to reflect.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in conformity with U.S. GAAP. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. In addition, we may exclude recently acquired companies from our evaluation of internal controls.

Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure, and in the case of acquisitions, may take time to be fully implemented.

Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.

The Manager uses the equity method of accounting for its interest in our asset management business, and our asset management business’ results will not be consolidated into our financial statements, and therefore the recording of our asset management business’ transactions into its accounts is not part of the Manager’s internal control structure. The Manager expects to provide Asset Management Company stand-alone financial statements. However, our asset management business will not be independently required to meet Sarbanes-Oxley requirements and the Manager will not have the same control and certification processes with respect to the information on our asset management business that it would have if it were a wholly-owned subsidiary of the Manager.

If the Manager or our auditors were to conclude that our internal controls over financial reporting were not effective in respect of any reporting period, investors could lose confidence in our reported financial information and the price of our Class A Shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and our reputation. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Ineffective management of environmental and sustainability issues, including climate change, and inadequate or ineffective health and safety programs could damage our reputation, adversely impact our financial performance and lead to regulatory action.

There is increasing stakeholder interest in ESG considerations and how they are managed. ESG considerations include climate change, human capital and labor management, corporate governance, diversity and privacy and data security, among others. Increasingly, investors and lenders are incorporating ESG considerations into their investment or lending process, respectively, alongside traditional financial considerations. Investors or potential investors may not invest in all our products given certain industries in which we operate. If we are unable to

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successfully integrate ESG considerations into our practices, we may incur a higher cost of capital, lower interest in our debt securities and/or equity securities or otherwise face a negative impact on our business, operating results and cash flows and result in reputational damage.

Certain of our managed assets may be subject to compliance with laws, regulations, regulatory rules and/or guidance relating to ESG, and any failure to comply with these laws, regulations, regulatory rules or guidance could expose us to material adverse consequences, including loss, limitations on our ability to undertake licensable business, legal liabilities, financial and non-financial sanctions and penalties, and/or reputational damage. New ESG requirements imposed by jurisdictions in which we do business, such as the EU Sustainable Finance Disclosure Regulation (2019/2088), could (a) result in additional compliance costs, disclosure obligations or other implications or restrictions; and/or (b) impact our established business practices, cost base and, by extension, our profitability.

ESG-related requirements and market practices differ by region, industry and issue and are evolving dynamically, and the sustainability requirements applicable to us, our managed assets or our assessment of such requirements or practices may change over time. Under emerging sustainability requirements, we may be required to classify our businesses against, or determine the alignment of underlying investments under, ESG-related legislative and regulatory criteria and taxonomies, some of which can be open to subjective interpretation. Our view on the appropriate classifications may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. A change to the relevant classification may require further actions to be taken, for example it may require further disclosures, or it may require new processes to be set up to capture data, which may lead to additional cost, disclosure obligations or other implications or restrictions.

The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Efforts to limit global warming may give rise to changes in regulations, reporting and consumer sentiment that could have a negative impact on our existing operations by increasing the costs of operating our business or reducing demand for our products and services. The adverse effects of climate change and related regulation at state, provincial, federal or international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.

The ownership and operation of some of our managed assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in the relevant licenses, permits and other approvals obtained by the managed assets is crucial.

Our managed assets have incurred and will continue to incur significant capital and operating expenditures to comply with ESG requirements, including health and safety standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, they may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.

Health, safety and environmental laws and regulations can change rapidly and significantly, and we and/or our managed assets may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health, safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on operations and/or result in material expenditures.

Owners and operators of real assets may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in their properties, or at other locations regardless of whether the owner and operator caused the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our managed assets. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings.

Certain of our managed assets are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or

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permits required to operate the business, the imposition of more stringent conditions in those licenses or permits or legal claims for compensation (including punitive damages) by affected stakeholders.

Global ESG challenges, such as carbon emissions, privacy and data security, demographic shifts and regulatory pressures are introducing new risk factors for us that we may not have dealt with previously. If we are unable to successfully manage our ESG compliance, this could have a negative impact on our reputation and our ability to raise capital and could be detrimental to our economic value and the value of our managed assets.

Failure to maintain the security of our information and technology systems could have a material adverse effect on us.

We rely on certain information and technology systems, including the systems of others with whom we do business, which may be subject to security breaches or cyber-terrorism intended to obtain unauthorized access to proprietary information or personally identifiable information, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks or other means. Such acts of cyberterrorism could originate from a variety of sources including our own employees or unknown third parties. In the ordinary course of our business, we collect and store sensitive data, including personally identifiable information of our employees and our clients. Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) amended data protection rules for individuals that are residents of the EU. GDPR imposes stringent rules and penalties for non-compliance, which could have an adverse effect on our business.

Although we take various measures to ensure the integrity of our systems and to safeguard against failures or security breaches, there can be no assurance that these measures will provide adequate protection, and a compromise in these systems could go undetected for a significant period of time. If these information and technology systems are compromised, we could suffer disruptions in our business or at our managed assets and experience, among other things, financial loss; a loss of business opportunities; misappropriation or unauthorized release of confidential or personal information; damage to our systems and those with whom we do business; violations of privacy and other laws, litigation, regulatory penalties or remediation and restoration costs (particularly in light of increased regulatory focus on cyber-security by regulators around the world); as well as increased costs to maintain our systems. This could have a negative impact on our operating results and cash flows and result in reputational damage. See “Risks Relating to the Manager — Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our shareholders”.

The failure of our information and technology systems, or those of our third-party service providers, could adversely impact our reputation and financial performance.

We and our managed assets are dependent on information systems and technology, and we rely on third-party service providers to manage certain aspects of our businesses, including for certain information systems and technology, data processing systems and the secure processing, storage and transmission of information. In particular, our financial, accounting and communications processes are all conducted through data processing systems. Our information technology and communications systems and those of our third-party service providers are vulnerable to damages or disruption from fire, power loss, telecommunications failure, system malfunctions, natural disasters, acts of war or terrorism, employee errors or malfeasance, computer viruses, cyber-attacks or other events that are beyond our control.

Our information systems and technology and those of the Corporation or our third-party vendors may not continue to be able to accommodate our growth and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.

Any interruption or deterioration in the performance or failures of the information systems and technology that are necessary for our businesses, including for business continuity purposes, could impair the quality of our operations and could adversely affect our business, financial condition and reputation.

We and our managed assets may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.

In the normal course of our and our managed assets’ businesses, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make and the activities of our investment professionals on behalf of our managed assets may subject us and our managed assets to the risk of third-party litigation. Further,

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we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other competitors.

The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.

Losses not covered by insurance may be large, which could adversely impact the assets under management.

We and our managed assets carry various insurance policies in relation to our respective business activities. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We or those also part of the group policy may also self-insure a portion of certain of these risks, and therefore we may not be able to recover from a third-party insurer in the event that we, if we had separate insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets.

Should any uninsured or underinsured loss occur, we could lose our anticipated profits and cash flows from one or more of our assets under management.

We also carry directors’ and officers’ liability insurance (“D&O insurance”) for losses or advancement of defense costs in the event a legal action is brought against our directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for us in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect us against liability for the conduct of our directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore we may not be able to recover from a third-party insurer in the event that we, if we had D&O insurance from a third-party insurer, could make a claim for recovery.

For economic efficiency and other reasons, we may enter into insurance policies as a group (which may include the Corporation) that are intended to provide coverage for the entire group. Where group policies are in place, any payments under such policy could have a negative impact on other entities covered under the policy as they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.

Inability to collect amounts owing to us could adversely impact financial performance.

Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.

We manage assets that loan money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.

Investors in our private funds, including the Corporation and its affiliates, make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our business and our managed assets, such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.

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Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks.

Certain of our investment professionals operate largely independently of one another pursuant to an information barrier. The information barrier restricts businesses on opposite sides from coordinating or consulting with one another with respect to investment activities and/or decisions. Accordingly, these businesses manage their investment operations independently of each other. The investment activities and decisions made by a business on one side of an information barrier are not expected to be subject to any internal approvals by any person who would have knowledge and/or decision-making control of the investment activities and decisions made by a business on the other side of the information barrier. This absence of coordination and consultation will give rise to certain conflicts and risks in connection with the activities of the businesses within our asset management strategies and make it more difficult to mitigate, ameliorate or avoid such situations. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by a business on one side of the information barrier of investment opportunities suitable for a business on the other side of the information barrier, without making such opportunities available to such business, and (iii) the formation or establishment of new strategies or products that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact the strategies or products of businesses operating on the other side of the information barrier. Investment teams managing the activities of businesses that operate on opposite sides of an information barrier are not expected to be aware of, and will not have the need or ability to manage, such conflicts which may impact the investment strategy, performance and investment returns of certain businesses within our asset management strategies.

The investment professionals that operate on opposite sides of an information barrier are likely to be deemed affiliates for purposes of certain laws and regulations notwithstanding that they may be operationally independent from one another. The information barrier does not eliminate the requirement to aggregate certain investment holdings for certain securities laws and other regulatory purposes. This may result in, among other things, earlier public disclosure of investments; restrictions on transactions (including the ability to make or dispose of certain investments at certain times); potential short-swing profit disgorgement; penalties and/or regulatory remedies; or adverse effects on the prices of investments for our investment professionals’ businesses that operate on the other side of such information barrier.

Although these information barriers are intended to address the potential conflicts of interests and regulatory, legal and contractual requirements applicable to us, we may decide, at any time and without notice to our shareholders, to remove or modify the information barriers. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls. In the event that the information barrier is removed or modified, it would be expected that we will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of the investment activities of those businesses that previously operated on opposite sides of an information barrier. See “Risks Relating to the Manager — Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our shareholders”.

The breach or failure of our information barriers could result in the sharing of material non-public information between investment professionals that operate on opposite sides of an information barrier, which may restrict the acquisition or disposition activities of one of our strategies and ultimately impact the returns generated for our investors. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by our personnel, could have a significant adverse effect on our reputation, result in the imposition of regulatory or financial sanctions and negatively impact our ability to raise third-party capital and provide investment management services to our clients, all of which could result in negative financial impact to our investment activities.

We face risks specific to our renewable power and transition strategies.

Our renewable power and transition strategies invest in assets that are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by the power facilities we manage are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently

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because of climate change or other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.

A portion of the renewable power and transition revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a portion of the power that is generated is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity contracts which are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome. Certain of the power purchase agreements of our managed assets will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us. Conversely, what appears to be an attractive price at the time of re-contracting could, if power prices rise over the power purchase agreement’s term, result in us having committed to sell power in the future at below market rate. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

In our renewable power and transition portfolio, there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties. Equipment that our renewable power and transition operations need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.

In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.

The ability of the platforms we manage to develop greenfield renewable power projects in our development pipeline may be affected by a number of factors, including the ability to secure approvals, licenses and permits and the ability to secure a long-term power purchase agreement or other sales contracts on reasonable terms. The development of our pipeline of greenfield renewable power projects is also subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance.

New regulatory initiatives related to ESG could adversely impact our managed assets. While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to our renewable power and transition group, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices. If regulators disagree with the ESG disclosures that we make, or with the categorization of our financial products, we may face regulatory enforcement action, and our business or reputation could be adversely affected.

We face risks specific to our infrastructure strategies.

Our infrastructure managed assets include utilities, transport, midstream and data businesses.

Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, terminal operations, electricity and gas distribution companies, rail networks, ports and data centers. The principal risks facing the regulated and unregulated businesses comprising our infrastructure assets relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.

Many of the infrastructure assets we manage are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decides to change the tolls or rates we are allowed to charge or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.

General economic conditions affect international demand for the commodities handled and services provided by operators in our infrastructure managed assets. A downturn in the economy generally or specific to any of our infrastructure managed assets, may lead to a reduction in volumes, bankruptcies or liquidations of one or more

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large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.

Some of our managed assets have customer contracts as well as concession agreements in place with public and private sector clients. Our managed assets with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts is not always possible or fully effective.

Some of our managed assets may require substantial capital expenditures to maintain their asset base. Any failure to make necessary expenditures to maintain their operations could impair their ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.

We face risks specific to our private equity strategies.

The principal risks for our private equity managed assets are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. Our private equity platform is exposed to industrial, business services and infrastructure services businesses, many of which can be cyclical and/or illiquid and therefore may be difficult to monetize at our discretion, limiting our flexibility to react to changing economic or investment conditions. In addition, increasingly we have certain managed assets that provide goods and services directly to consumers across a variety of industries. These businesses are prone to greater liabilities, as well as reputational, litigation and other risks by virtue of being more public-facing and reliant on their ability to develop and preserve consumer relationships and achieve consumer satisfaction.

Unfavourable economic conditions could negatively impact the ability of our managed assets to repay debt. Adverse economic conditions facing our managed assets may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future. These risks are compounded by recent growth, as new acquisitions have increased the scale and scope of our operations, including in new geographic areas and industry sectors, and we may have difficulty managing these additional operations.

We may deploy our client’s capital in managed assets that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-outs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price of the securities in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. These managed assets may become subject to legal and/or regulatory proceedings and our investment may be adversely affected by external events beyond our control, leading to legal, indemnification or other expenses.

We have several managed assets that operate in the highly competitive service industry. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact how these companies operate. For example, the majority of the revenue from our healthcare services businesses is derived from private health insurance funds, which may be affected by a deterioration in the economic climate, a change in economic incentives, increases in private health insurance premiums and other factors. In addition, alternative technologies in the health care industry could impact the demand for, or use of, our services and could impair or eliminate the competitive advantage of our businesses in this industry.

Our infrastructure services operations include companies in nuclear technology services, marine transportation and scaffolding services. The nuclear fuel and power industries are heavily regulated and could be significantly impacted by changes in government policies and priorities such as increased regulation and/or more onerous operating requirements that negatively impact our nuclear technology services. A future accident at a nuclear reactor could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators. Accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials could reduce the demand for nuclear technology services. Marine transportation and oil production are inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business. Our scaffolding services business is subject to the risks inherent to construction operations, including

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risks relating to seasonal fluctuations in the demand for our services, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious property and equipment damage.

We face risks specific to our real estate strategies.

Our real estate strategies invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. These commercial properties are typically subject to mortgages that require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Continuation of rental income is dependent on favourable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.

Our real estate strategies invest in businesses that operate in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our managed assets may include:

•	a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;

•

a slowdown in business activity may severely impact our tenants’ businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;

•	an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;

•	reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and

•

expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.

The retail real estate assets in our managed assets are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavourable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.

The hospitality and multifamily assets in our managed assets are subject to a range of operating risks common to these industries, many of which are outside our control, and the profitability of our investments in these industries may be adversely affected by these factors. For example, our hospitality business faces risks relating to climate change; hurricanes, earthquakes, tsunamis and other natural and man-made disasters; the potential spread of contagious diseases such as COVID-19; and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their

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accommodations or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives that compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.

Risks Related to Taxation

Changes in Canadian federal income tax law might adversely affect the Manager and/or Holders of Class A Shares.

There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the CRA will not be changed in a manner that adversely affects the Manager and/or Holders of Class A Shares. Any such developments could have a material adverse effect on the Holders of Class A Shares or our business, financial condition and results of operations.

If the Manager is classified as a passive foreign investment company, U.S. persons who own Class A Shares could be subject to adverse U.S. federal income tax consequences.

If the Manager is classified as a PFIC for U.S. federal income tax purposes, a U.S. Holder (as defined below) that owns Class A Shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of the Manager’s non-U.S. status and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, taking into account the income and assets of certain of its affiliates, (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends and other investment income.

Based on its current and expected income, assets and activities, the Manager does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether the Manager is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that the Manager will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Manager’s determination as to its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of Class A Shares. See “Certain United States Federal Income Tax Considerations – Tax Consequences of the Ownership and Disposition of Class A Shares – Passive Foreign Investment Company Considerations”.

Tax laws and regulations may change in the jurisdictions in which we operate, which may affect the effective tax rate on all or a portion of our income.

We operate in countries with differing tax laws and tax rates. Our tax reporting is supported by tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by tax authorities in the countries in which we operate. Our effective tax rate may change from year to year, based on (i) changes in the mix of activities and income earned among the different jurisdictions in which we operate, (ii) changes in tax laws in these jurisdictions, (iii) changes in the tax treaties between the countries in which we operate, (iv) changes in our eligibility for benefits under those tax treaties, and (v) changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of our income.

To preserve the intended Canadian and U.S. federal income tax treatment of the Arrangement, the Manager agreed to certain restrictions that may significantly reduce its strategic and operating flexibility.

The Corporation engaged in various restructuring transactions in connection with the Arrangement. To preserve the intended Canadian federal income tax treatment of these transactions, as generally tax deferred under the Tax Act, the Corporation, the Manager and their subsidiaries (including the Asset Management Company) are prohibited for a period of two years following the effective date of the Arrangement, except in specific circumstances, from taking any action, omitting to take any action or entering into any transaction that could cause the Pre-Arrangement Reorganization, the Arrangement or certain other transactions occurring in

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conjunction therewith to be taxed in a manner that is inconsistent with that provided for in the opinion of Torys LLP addressed to the board of directors of the Corporation and the Board confirming the Canadian federal income tax consequences of certain aspects of the Pre-Arrangement Reorganization and the Arrangement to the parties thereto. To preserve the intended U.S. federal income tax treatment of these transactions, for a period of time following the Arrangement, the Manager covenanted with the Corporation and others, except in specific circumstances, not to take certain actions that would prevent certain steps pursuant to the Arrangement from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. The foregoing restrictions may limit for a period of time the Manager’s ability to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business.

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ITEM 4.   INFORMATION ON THE COMPANY

4.A  HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

The Manager was incorporated under the BCBCA on July 4, 2022. The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada. The Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.

The Manager and the Asset Management Company were formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation) to facilitate the Arrangement in a tax-efficient manner. The Manager was established to become a company through which investors can directly access a leading, pure play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries and currently owned and operated through the Asset Management Company.

The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term. The Arrangement was designed to enhance long-term value for the Corporation’s shareholders by creating separate identities for these two distinct businesses, while preserving their ability to benefit each other, and thus all shareholders of the Manager and the Corporation.

Our asset management business is operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. For more information on the relationship among the Manager, the Corporation and the Asset Management Company, see Item 7.B “Related Party Transactions”.

The Manager is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Manager files reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to the Manager. The site is located at www.sec.gov. Similar information can also be found on our website at https://bam.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through, our website does not form part of this 20-F. See also Item 10.H “Documents on Display”.

Recent Developments

Distribution of the Asset Management Business

The Manager and the Asset Management Company were formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation) on July 4, 2022 for the purpose of effecting the Arrangement. The Manager was established to become a company through which investors can directly access a leading, pure-play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries and currently owned and operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term. As a result of the Arrangement, holders of the Corporation Class A Shares received 0.25 of a Class A Share for each Corporation Class A Share held. The Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.

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4.B  BUSINESS OVERVIEW

Business Overview

The Manager was established by Brookfield Asset Management Inc. (now known as Brookfield Corporation) to give public shareholders direct access to this pure-play alternatives manager and to provide alternative asset management services through an ownership interest in a leading global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries. The Manager participates in this business through its 25% ownership in the Asset Management Company.

We are one of the world’s leading alternative asset managers, with approximately $800 billion of AUM as of December 31, 2022 across Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

To do this, we leverage our exceptional team of over 2,500 investment and asset management professionals, our global reach, deep operating expertise and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

We provide a highly diversified suite of alternative investment strategies and are constantly innovating new products to meet client needs. We have over 50 unique strategies across numerous product offerings, spanning a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in Item 5 “Operating and Financial Review and Prospects”. The Manager will utilize Distributable Earnings to measure performance, while, in addition to this metric, Fee Revenues and Fee-Related Earnings are closely utilized in order to assess the performance of our asset management business.

We have over 2,000 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies and individual investors.

We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of 270 client service professionals across 18 global offices are dedicated to our clients and ensuring the business is exceeding their service expectations.

Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. Strong ESG practices are embedded throughout our business, underpinning our goal of having a positive impact on the communities and environment within which we operate.

Value Creation

We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on multiples of their fee-related earnings and performance income. Accordingly, we create value by increasing the amount and quality of fee-related earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins.

As at December 31, 2022, we have Fee-Bearing Capital of approximately $418 billion, of which 83% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with two one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include the perpetual affiliates as well as capital we manage in our

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perpetual core and core plus private funds. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offering and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships and access new distribution channels such as high net worth individuals and retail.

As of December 31, 2022, we have over 2,000 clients with a strong base in North America, Asia, the Middle East and Australia and a growing proportion of third-party commitments from Europe. Our high-net-worth channel also continues to grow and is over 5% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.

We are also actively progressing new growth strategies, including secondaries, technology, insurance and transition. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.

As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our exceptional team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,500 professionals we employ globally.

When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets or businesses that provide essential services that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so results in the continued growth of realized carried interest.

We generate robust free cash flows or Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The Manager intends to pay out approximately 90% of our Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. See Item 8.A “Consolidated Statements and Other Financial Information — Dividend Policy” for more information.

We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business and add to our organic growth. We expect acquisitions can allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with the Oaktree Business in 2019. Such acquisitions may happen from time to time should they be additive to our franchise, attractive to our clients and accretive to our shareholders.

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Products

Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power and Transition, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, and (v) Credit and other.

Long-term Private Funds

As of December 31, 2022, we manage approximately $219 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with two one-year extension options.

On these products, we earn:

•	Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and the period that the fund is in its life,

•	Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and

•

Carried interest or performance fees, which entitles us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on mature funds.

Permanent Capital Vehicles and Perpetual Strategies

As of December 31, 2022, we manage approximately $127 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core and core plus private funds.

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On these products, we earn:

•	Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.

•

Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within a target range of 5%-9%.

•

Performance fees from BBU are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds. The Corporation is entitled to receive 33.3% of the carried interest on sponsored funds of our asset management business.

Liquid Strategies

As of December 31, 2022, we manage approximately $72 billion of Fee-Bearing Capital across our liquid strategies, which includes capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate and infrastructure.

On these products, we earn:

•	Base management fees, which are based on committed capital or fund net asset value, and

•	Performance income based on investment returns above a minimum prescribed return.

Competitive Advantages

We seek to harness the following three distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we invest in and operate on behalf of our clients.

Large Scale

We have approximately $800 billion in assets under management and approximately $418 billion in Fee-Bearing Capital as of December 31, 2022. We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital that is further enhanced by our relationship with the Corporation, enables us to pursue transactions of a size that lessens competition.

Operating Expertise

We are supported globally by approximately 200,000 operating employees of our managed businesses, who are instrumental in maximizing the value and cash flows of our managed assets. We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire and our operating philosophy. This operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.

Global Reach

We invest on behalf of our clients in more than 30 countries on five continents around the world. We believe that our global reach allows us to diversify and identify a broad range of opportunities. We can invest where capital is scarce, and we believe that our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively; we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach enables us to bring global relationships and operating practices to bear across markets to enhance returns.

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Our People

We have a team of over 2,500 investment and asset management professionals that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Approximately 100 of these are employed by the Manager and the remainder are employed by the Asset Management Company and its subsidiaries. The Manager provides the services of our employees to the Asset Management Company on a cost recovery basis under the Asset Management Services Agreement, which is described in Item 7.B “Related Party Transactions — Asset Management Services”. Our long-term approach to our business influences everything we do, including how we make investment decisions, how we support and oversee our businesses, and how we develop our people and compensate them. Our employee compensation programs link a significant portion of employee rewards to successful investment outcomes. Our emphasis on fostering collaboration enables us to benefit from a diverse set of skills and experiences. Our talent management processes and our approach to long-term compensation encourage collaboration. This shows itself in a number of ways, including in the sharing of expertise and best practices through both formal and informal channels and building relationships and capabilities through employee secondments and transfers.

We have a group of dedicated operations professionals in all our key regions that have extensive experience leading businesses. We take an active role in enhancing the performance of the assets and businesses we acquire. As a result, our operations team is fully integrated – meaning our operations professionals sit alongside our experienced investment team working hand in hand from diligence to the execution of our business plan and through the monetization phase of an investment. The team works closely with the senior management teams of the companies in which we invest to develop and implement business improvements that enable us to increase cash flow and our return on capital. While enhancement opportunities may differ across assets and businesses, they generally involve a combination of strategic repositioning, focus on operational excellence and enhanced commercial execution.

We recognize that people drive our success, and therefore hiring, developing and retaining our people is one of our top priorities. We do this by ensuring our people are constantly engaged and provide a wide range of development opportunities across all levels. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive.

Investment Process

Our Investment Process Leads to Value Creation

Earning robust returns on the investments we make on behalf of our clients enhances our ability to increase our Fee-Bearing Capital and generates carried interest, both of which grow our cash flows and create value for our shareholders.

1. Raise Capital

As an asset manager, the starting point to the investment cycle is establishing new funds and other investment products for our clients. This in turn provides the capital to invest, from which we earn base management fees, incentive distributions and performance-based returns such as carried interest. Accordingly, we create value by increasing our amount of Fee-Bearing Capital and by achieving strong investment performance that leads to growth in Fee-Bearing Capital and increased cash flows.

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2. Identify and Acquire High-Quality Assets

We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and operating expertise afford us access to a wide range of potential opportunities and enable us to invest at attractive valuations and generate superior risk-adjusted returns for our clients. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.

3. Secure Long-Term Financing

We finance the investments we make on behalf of our clients predominantly on a long-term investment-grade basis and asset-by-asset, where possible, with minimal recourse. This financing approach provides us with considerable stability, improves our ability to withstand financial downturns and enables our asset management teams to focus on operations and other growth initiatives.

4. Enhance Value and Cash Flows Through Operating Expertise

We use our operating capabilities to increase the value of the assets within our product offerings and the cash flows they produce, and they help to protect our clients’ capital in adverse conditions. The combination of operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.

5. Realize Capital from Asset Sales or Refinancing

We actively monitor opportunities to sell or refinance assets to generate proceeds for our investors. Capital generated in our limited life funds is returned to investors, and in the case of our perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.

Our Investment Strategies

In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe.

Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) private equity, (d) real estate, and (e) credit and other, each as discussed below.

Renewable Power and Transition

Overview

•	We are a leading global investment manager in renewable power and transition, with nearly $72 billion of AUM as of December 31, 2022.

•

Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favourable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.

•

We have approximately 100 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 3,700 employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry allows us to be a leader in all major technologies with deep operating and development capabilities.

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Long-term Private Funds

•

We manage the largest of its kind global transition fund, Brookfield Global Transition Fund (“BGTF”), which is our $15 billion flagship strategy focused on investments that contribute to the transition to a net-zero global economy. The mandate of this product is to assist utility, energy and industrial businesses reduce CO2 emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.

Permanent Capital Vehicles and Perpetual Strategies

•

We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and had a market capitalization of over $16.8 billion as of December 31, 2022.

Across our renewable power and transition products, we have invested on behalf of our clients in:

•	Hydroelectric operations, through river systems and facilities that provide electricity and have grid stabilizing capabilities;

•	Wind operations that use turbines to create electricity;

•	Utility solar operations that harness energy from the sun to generate electricity; and

•	Distributed generation, storage and other operations that provide small-scale generation that can be locally installed and pump storage facilities.

Infrastructure

Overview

•	We are one of the world’s largest investment managers in infrastructure, with $143 billion of AUM as of December 31, 2022.

•

We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 230 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 51,400 employees in the infrastructure operating businesses that we manage.

Our Products

Long-term Private Funds

•

Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.

•	Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.

Permanent Capital Vehicles and Perpetual Strategies

•	We manage BIP, one of the largest, pure play, publicly traded global infrastructure platforms, which is

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listed on the NYSE and TSX and had a market capitalization of $24.8 billion as of December 31, 2022. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.

•

We also manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification and inflation-protection.

The infrastructure investments that we manage provide a diversified exposure for our clients to scarce, high-quality businesses that benefit from significant barriers to entry and deliver essential goods and services. Through the various products outlined, we have invested in:

•	Regulated or contracted businesses that earn a return on asset base, including electricity and gas connections, natural gas pipelines and electricity transmission lines;

•	Systems involved in the movement of freight, commodities and passengers, including rail operations, toll roads, terminal and export facilities;

•	Assets that handle the movement and storage of commodities from a source of supply to a demand center, including transmission pipelines, natural gas process plants and natural gas storage; and

•	Businesses that provide essential services and critical infrastructure to transmit and store data globally, including telecom towers and active rooftop sites, fiber optic cable and data centers.

Private Equity

Overview

•	We are a leading private equity investment manager with $133 billion of AUM as of December 31, 2022.

•

We focus on high-quality businesses that provide essential products and services, diversified across the industrial, infrastructure services and business services sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 105,400 employees in the private equity operating businesses that we manage.

Our Products

Long-term Private Funds

•

Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity product offering. This series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.

•

Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on large-scale, non-control investments. This product capitalizes on potential transactions sourced or otherwise identified by us but does not otherwise fit our traditional control-oriented flagship private equity fund series. These include recapitalizations to strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through structured investments.

•

Our growth equity strategy, Brookfield Growth (“BTG”), was launched in 2016 and has developed into a meaningful business that we expect to continue to scale over time. This strategy focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.

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Permanent Capital Vehicles and Perpetual Strategies

•

We manage BBU, which is a publicly traded global business services and industrial company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $3.8 billion as of December 31, 2022.

Our private equity vehicles acquire high-quality operations globally. The broad investment mandate provides us with the flexibility to invest on behalf of our clients across multiple industries through many forms. Through the various products outlined above, we have invested on behalf of our clients in:

•

Leading service providers to large-scale infrastructure assets, including the leading provider of services and technology to the world’s nuclear power generation facilities, a leading provider of work access, forming and shoring services, a leading provider of modular building leasing services and a leading provider of critical offshore transportation and production services;

•

Operationally intense industrial businesses that benefit from a strong competitive position, including the leading global producer of advanced automotive battery technologies, the largest private water and wastewater services company in Brazil, a leading manufacturer of engineered components for industrial trailers and other towable equipment providers, among others; and

•

Essential services providers, including the largest private sector residential mortgage insurer in Canada, the second largest private hospital operator in Australia and a leading global construction operation.

Real Estate

Overview

•	We are one of the world’s largest investment managers in real estate, with over $263 billion of AUM as of December 31, 2022.

•

We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.

•

We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,600 operating employees in the real estate operating businesses that we manage.

Our Products

Long-term Private Funds

•

Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds and recapitalizations. The latest vintage for this fund series, our fourth flagship fund, has raised $15 billion as of December 31, 2022.

•

Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.

Permanent Capital Vehicle and Perpetual Strategies

•	We manage $21 billion of Fee-Bearing Capital in BPG as of December 31, 2022, which we invest, on

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behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns, operates and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing and student housing assets on five continents.

•

We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partner (“BPREP”). BPREP is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).

•

We manage capital across our perpetual real estate debt strategy, Brookfield Senior Mezzanine Real Estate Finance Fund (“BSREF”). We seek to originate, acquire and actively manage investments in U.S. senior commercial real estate debt for this strategy.

•

We also recently launched our non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real-estate related debt.

Through the various products outlined, we have invested in multiple asset classes including:

•	Office properties in key gateway cities in the U.S., Canada, the U.K., Germany, Australia, Brazil and India;

•	High-quality retail destinations that are central gathering places for the communities they serve, combining shopping, dining, entertainment and other activities;

•	Full-service hotels and leisure-style hospitality assets in high-barrier markets across North America, the U.K. and Australia; and

•	High-quality assets with operational upside across multifamily, alternative living, life sciences and logistics sectors globally.

Credit and Other

Overview

•

As a result of Brookfield’s investment in Oaktree Capital Group, LLC in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments. Our interest in Oaktree is 64% as of December 31, 2022. The Oaktree Business is one of the premier credit franchises globally, with $142 billion of Fee-Bearing Capital as of December 31, 2022 and an expertise in investing across the capital structure with an emphasis on an opportunistic, value-oriented and risk-controlled approach to investing in alternative credit investments. The Oaktree Business’s mission is to deliver superior investment results with risk under control and to conduct its business with the highest integrity. The Oaktree Business emphasizes an opportunistic, value-oriented and risk-controlled approach to its investments. Over more than three decades, the Oaktree Business has developed a large and growing client base through its ability to identify and capitalize on opportunities for attractive investment returns in less efficient markets. Oaktree Capital Group, LLC’s series A and series B preferred units are listed on the NYSE.

•

The Oaktree Business manages investments in a number of strategies across four asset classes: credit, private equity, real assets and listed equities. The diversity of Oaktree’s investment strategies allows it to meet a wide range of investor needs suited for different market environments globally and, for certain strategies, targeted regions, while providing the Oaktree Business with a long-term diversified revenue base. Oaktree’s credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. Oaktree’s private equity strategies focus on a broad range of regions and market sectors, and they combine traditional private equity and special situation

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opportunities. Oaktree’s real assets platform capitalizes on the Oaktree Business’s global footprint, multi-disciplinary capabilities, extensive network of industry experts and key relationships with operating partners. Finally, the Oaktree Business’s listed equities strategies seek to invest in undervalued stocks in specific regions.

•	We offer one of the most comprehensive alternative credit offerings available today and have a global presence through our experienced team of investment professionals.

Our Products

•

Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and we offer investments in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments and opportunistic credit.

•

Our flagship credit strategy, the Opportunistic Credit series, focuses on protecting against loss by buying claims on assets at attractive or distressed prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability, while creating value. The latest vintage of this series of funds was raised in 2021 and 2022 with a total fund size of $16 billion and is the largest fund in the series to date.

•

Also included in our other strategies is our Public Securities Group (“PSG”), which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.

ESG MANAGEMENT

ESG at Brookfield

Our business philosophy is based on our conviction that acting responsibly toward our stakeholders is foundational to operating a productive, profitable and sustainable business, and that value creation and sustainable development are complementary goals. This view has been underpinned by what we have learned throughout our 100+ year heritage as an owner and operator of long-term assets, many of which form the backbone of the global economy. Our long-term focus lends itself to robust ESG programs throughout our businesses and underlying operations, which has always been a key priority for us.

While ESG principles have always been embedded in how we run our business, we formalized our approach with the publication of Brookfield’s ESG principles in 2016. In 2022, we developed a global ESG Policy incorporating our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated on an as-needed basis by senior executives at Brookfield as well as each of Brookfield’s business groups. Our ESG policy outlines our approach to ESG which is based on the following guiding principles:

Mitigate the impact of our operations on the environment:

•	Strive to minimize the environmental impact of operations and improve our efficient use of resources over time.

•	Support the goal of net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.

Ensure the well-being and safety of employees:

•	Foster a positive work environment based on respect for human rights, valuing diversity, and having zero tolerance for workplace discrimination, violence or harassment.

•	Operate with leading health and safety practices to support the goal of zero serious safety incidents.

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Uphold strong governance practices:

•	Operate to the highest ethical standards by conducting business activities in accordance with our Code of Conduct.

•	Maintain strong stakeholder relationships through transparency and active engagement.

Be good corporate citizens:

•	Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.

•	Support philanthropy and volunteerism by our employees.

ESG Governance

Robust ESG programs throughout our businesses and underlying operations has always been a key priority. Brookfield understands that good governance is essential to sustainable business operations. Brookfield’s boards of directors, through their governance committees, have ultimate oversight of Brookfield’s ESG strategy and receives regular updates on Brookfield’s ESG initiatives throughout the year.

Brookfield’s ESG programs are supported by senior executives and experts within our asset management business, who are charged with primary accountability for driving ESG initiatives based on business imperatives, industry developments and best practices. This model facilitates the ability to leverage Brookfield’s extensive industry and operational expertise and align our ESG priorities. In each case, our ESG initiatives are supported by asset management professionals from each of these constituencies.

ESG Integration into the Investment Process

During the initial due diligence phase of an investment, we proactively identify material ESG risks and opportunities relevant to the particular asset. We leverage our investment and operating expertise and utilize Brookfield’s ESG Due Diligence Guidelines which may include the incorporation of the engagement guide published by the Sustainability Accounting Standards Board (“SASB”) guidance. In 2022, we enhanced our ESG Due Diligence Guidelines with the addition of a comprehensive climate change risk assessment. We have also added a separate human rights and modern slavery risk assessment to our ESG Due Diligence Guidelines with the objective of mitigating the risks of modern slavery and human rights violations, including within supply chains. Where appropriate, we perform deeper due diligence, working with internal experts and third-party advisors as needed.

All investments made by Brookfield must be approved by the applicable investment committee, which makes its decision based on a set of guidelines. To facilitate this, investment teams outline for the committee all material information concerning the investment, including (among other things) the merits of the transaction and material risks, mitigants and opportunities for improvement, which include opportunities and risks relating to bribery and corruption risks, health and safety risks, and environmental, social, and other ESG considerations.

As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material ESG-related matters for review or execution. Brookfield looks to advance ESG initiatives and improve ESG performance to drive long-term value creation, as well as to manage any associated risks. We have witnessed and continue to see a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage ESG risks and opportunities through the investment’s life cycle, supported by the applicable investment team. The combination of having local accountability and expertise in tandem with Brookfield’s investment and operating capabilities is important when managing a wide range of asset types across jurisdictions.

When preparing an asset for divestiture, we create robust business plans outlining potential value creation

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deriving from several different factors, including ESG considerations. We also prepare both qualitative and quantitative data that summarize the ESG performance of the investment and provide a holistic understanding of how Brookfield has managed the investment.

Below is a summary of some of the ESG initiatives that we undertook in 2022. For additional information, please refer to Brookfield’s latest ESG report.

Environmental

Climate change mitigation and adaptation continues to be a key area of focus and Brookfield has made progress in a number of areas.

TCFD Alignment

Since becoming supporters of the Task Force on Climate-related Financial Disclosures (“TCFD”) in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. Over the last year, we completed a climate risk management review to better understand the physical and transition risk and opportunities profile across our businesses. We are leveraging those results to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s asset management business, as well as its operating businesses and portfolio companies. Brookfield’s climate risk management methodology is aligned with the TCFD’s recommendations, and we are working towards publishing our inaugural 2022 TCFD report in the first half of 2023.

Commitment to Net Zero

Brookfield has become a signatory to the Net Zero Asset Managers initiative (“NZAM”), to further our commitment to support the transition to a net zero carbon economy. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner. To fulfill this commitment, our asset management business is commencing to take account of emissions, prioritize emissions reductions across Brookfield’s businesses, and work towards publishing disclosures in line with the recommendations of the TCFD.

In 2022, we submitted our 2030 net zero interim target, setting out our commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of our assets under management from a 2020 base-line year.1

An integral part of Brookfield’s net zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including renewable power and transition, infrastructure, private equity, and real estate. In setting our interim target, we focused on investments where:

i.	We have control and therefore sufficient influence over the outcomes;

ii.	We could identify and implement actionable initiatives in the near term, and;

iii.	We assessed it to be value accretive to do so over the life of the investment.

Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield’s portfolio companies or otherwise the majority of “financed emissions”.2

To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across all assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve measurable positive outcomes.

[1]	Expressed as a percentage of total AUM excluding Oaktree Capital Management.

[2]	Excludes Scope 3 emissions in investments where Brookfield does not have control.

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In addition to the work that we are undertaking with our existing assets, we recently launched BGTF, which is the largest of its kind in the world with $15 billion dedicated to accelerating the global transition to net zero. BGTF is an important component of our net-zero strategy and will pursue opportunities only where we can make measurable positive impact, including through the development of additional clean power capacity or decarbonizing carbon-intensive businesses.

Social

Diversity, Equity and Inclusion

We recognize that our success depends upon the quality, capabilities and commitment of our people across our businesses. Developing our over 2,500 investment and asset management employees and ensuring their continued engagement is therefore one of our top priorities. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive. In 2022, we continued to work on ensuring that our talent attraction and retention efforts and our diversity, equity and inclusion efforts are in line with best practices.

Our approach to diversity, equity and inclusion has been deliberate and is integrated into our human capital development processes and initiatives. Having a diverse workforce reinforces our culture of collaboration and strengthens our ability to develop team members and maintain an engaged workforce. We seek to foster a diverse and inclusive workplace by ensuring leaders understand their role in creating an inclusive environment and by maintaining a focus on disciplined talent management processes that seek to mitigate the impact of unconscious bias. We believe that these priorities are foundational to our success in enhancing diversity and inclusion within the workplace, where career advancement is directly tied to performance and to alignment with our values of making decisions with intense collaboration and a long-term focus.

Occupational Health and Safety

Occupational health and safety continues to be integral to how we manage our businesses. As health and safety risk varies across industries, sectors, and the nature of operations, we emphasize the importance of our operating businesses having direct accountability and responsibility for managing and reporting risks within their operations, with Brookfield providing support and strategic oversight at the business’ board (or similarly situated governance body.) For details on our health and safety framework, as it relates to our operating businesses, please refer to Brookfield’s latest ESG report.

Human Rights and Modern Slavery

Brookfield is committed to conducting our business in an ethical and responsible manner. We continue to work to identify and prevent potential human rights and modern slavery violations within our business environment, including supply chains, and we look for ways to support the promotion of human rights. Our approach to addressing human rights, including modern slavery, is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. Brookfield has a modern slavery and human trafficking policy that provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Vendor Management Guidelines, including the Vendor Code of Conduct, ESG Due Diligence Guidelines, Anti-Bribery and Corruption Policy, Anti-Money Laundering and Trade Sanctions Policy and Whistleblowing Policy. Our portfolio companies’ senior management teams are each responsible for identifying and managing the human rights risks, including modern slavery, for their individual businesses.

All employees receive modern slavery training as part of the onboarding process and access ongoing training, as necessary. Additional training relevant to applicable regions and role, particularly in higher-risk functions such as procurement is provided. We also encourage employees, suppliers and business partners to report concerns in accordance with our Whistleblowing Policy.

We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.

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Governance

We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards.

Stewardship and Engagement

Brookfield is one of the largest owners and operators of real assets globally. In managing our assets, we utilize our active asset management approach to collaborate directly with our portfolio companies to facilitate the implementation of sound ESG practices that are essential for resilient businesses, while creating long-term value for our investors and stakeholders.

In addition, Brookfield utilizes its Proxy Voting Guidelines to ensure that we are voting proxies in our investors’ best interests, in accordance with any applicable proxy voting agreements and consistent with the investment mandate. While our public securities holdings are modest relative to our assets under management, we considered it important to formally record the variety of ESG factors that we assess in determining whether voting a proxy is in the client’s best interests, including gender equality, board diversity, ecology and sustainability, climate change, ethics, human rights, and data security and privacy. As part of our Proxy Voting Guidelines, Brookfield has created a Proxy Voting Committee that comprises senior executives across Brookfield and oversees proxy voting across our holdings. These guidelines also uphold our strong commitment to ESG practices, and our stance concerning climate risk, human rights, and diversity, equity and inclusion.

ESG Regulation

We aim to uphold strong governance practices, and we actively monitor proposed and evolving ESG legislation, regulation and market practices in all jurisdictions in which we operate. This includes, for example, the EU Sustainable Finance Disclosure Regulation and EU Taxonomy Regulation as well as the newly announced International Sustainability Standards Board. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key ESG focus areas for us. In 2022, Brookfield undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and Brookfield worked on improving our processes for third-party risk management. Brookfield reviews and updates our cybersecurity program annually and conducts regular external-party assessments of our program maturity based on the NIST Cybersecurity Framework. Finally, in addition to continued mandatory cybersecurity education for all employees, Brookfield enhanced our phishing simulations to include more advanced simulations and social engineering.

ESG Affiliations and Partnerships

Finally, we continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. Brookfield is a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), which demonstrates our ongoing commitment to responsible investment and ESG best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading ESG practices—both with our portfolio companies and with the broader asset management industry—that are designed to enhance the value of our assets and businesses. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

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4.C  ORGANIZATIONAL STRUCTURE

Organizational Chart

The following diagram provides an illustration of the simplified corporate structure of the Manager following the completion of the 25% distribution of the asset management business, as of December 31, 2022.

The Manager

The Manager was incorporated under the BCBCA on July 4, 2022. The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada. The Manager’s Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.

The Manager was formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation) to provide alternative asset management services through an ownership interest in a leading global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries. Our asset management business is operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. For more information on the relationship among the Manager, the Corporation and the Asset Management Company, see Item 7.B “Related Party Transactions — Relationship Agreement”.

The Corporation

The Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, the Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, we believe that the Corporation is well positioned to pursue significant opportunities for growth.

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The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. On December 9, 2022, the Corporation filed the articles of arrangement and articles of amendment by arrangement to change its name from Brookfield Asset Management Inc. to Brookfield Corporation. The Corporation’s head and registered office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada.

The Asset Management Company

The Asset Management Company is an unlimited liability company formed under the laws of British Columbia with an authorized share capital of an unlimited number of common shares. The ownership of the Asset Management Company is only through the ownership of common shares of the Asset Management Company, which is held between the Corporation (75% of the common shares) and the Manager (25% of the common shares).

4.D  PROPERTY, PLANT AND EQUIPMENT

The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3 and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The Manager is a holding company and its only material assets consist solely of its 25% interest in the common shares of the Asset Management Company. We do not directly own any real property. See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry” and Item 5. “Operating and Financial Review and Prospects”.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not applicable.

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ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This management’s discussion and analysis (“MD&A”) included in Item 5 of this Form 20-F presents the financial position of the Manager as at December 31, 2022 and the results of operations for the period from July 4, 2022 to December 31, 2022. The Manager holds a 25% interest in the Asset Management Company, which is accounted for under the equity method of accounting. To assist our readers in understanding our business’ financial performance, which comprises primarily of holding our equity accounted investment in the Asset Management Company, we have also presented financial information of the Asset Management Company as at December 31, 2022 and 2021 and the results of operations for the years then ended.

The Asset Management Company has three key product categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power and Transition, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, and (v) Credit and other. The ultimate parent of the Asset Management Business is the Corporation.

The information in this MD&A should be read in conjunction with the following consolidated financial statements included elsewhere in this Form 20-F: (i) the audited consolidated financial statements of the Manager as at December 31, 2022 and the results of operations for the period from July 4, 2022 to December 31, 2022 and (ii) the audited consolidated and combined financial statements of the Asset Management Company.

Basis of Presentation

The Manager, a Canadian corporation, through its ownership interests in its single investment, our asset management business, is a leading global alternative asset manager. The Manager was incorporated on July 4, 2022 and does not have historical operations or activities. The Manager’s sole material asset is its 25% interest in the Asset Management Company, which is accounted for using the equity method. The Manager’s returns are earned from its interest in our asset management business, and therefore this MD&A focuses on the results and operations thereof, underlying the equity earnings of the Manager.

All financial data is presented in U.S. dollars and, unless otherwise indicated, has been prepared in conformity with U.S. GAAP. Non-GAAP measures used in this MD&A are reconciled to the most directly comparable GAAP measure.

Business Overview

The Manager was established by the Corporation to give public shareholders direct access to this pure-play alternatives manager; the Manager participates in this business through its 25% ownership in the Asset Management Company.

We are one of the world’s leading alternative asset managers, with approximately $800 billion of AUM as of December 31, 2022 across renewable power and transition, infrastructure, real estate, private equity and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients across economic cycles.

To do this, we leverage our exceptional team of over 2,500 investment and asset management professionals, our global reach, deep operating expertise and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

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We provide a highly diversified suite of alternative investment strategies and are constantly innovating new products to meet client needs. We have over 50 unique strategies across numerous product offerings, spanning a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in Item 5 “Operating and Financial Review and Prospects”. The Manager will utilize Distributable Earnings to measure performance, while, in addition to this metric, Fee Revenues and Fee-Related Earnings are closely utilized in order to assess the performance of our asset management business.

We have over 2,000 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies and individual investors.

We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of 270 client service professionals across 18 global offices are dedicated to our clients and ensuring the business is exceeding their service expectations.

Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. Strong ESG practices are embedded throughout our business, underpinning our goal of having a positive impact on the communities and environment within which we operate.

Value Creation

We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on multiples of their Fee-Related Earnings and performance income. Accordingly, we create value by increasing the amount and quality of fee-related earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins.

As at December 31, 2022, we had Fee-Bearing Capital of $418 billion, of which 83% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with two one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include the perpetual affiliates as well as capital we manage in our perpetual core and core plus private funds. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offering and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships and access new distribution channels such as high net worth individuals and retail.

As of December 31, 2022, we had over 2,000 clients with a strong base in North America, Asia, the Middle East and Australia and a growing proportion of third-party commitments from Europe. Our high-net-worth channel also continues to grow and represents over 5% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.

We are also actively progressing new growth strategies, including secondaries, technology, insurance and transition. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.

As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our exceptional team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,500 professionals we employ globally.

When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets or businesses that provide essential services that form the backbone of the global economy. We use our

D-1-70	FORM 20-F	67

global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so results in the continued growth of realized carried interest.

We generate robust free cash flows or Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The Manager intends to pay out approximately 90% of our Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. See Item 8.A “Consolidated Statements and Other Financial Information — Dividend Policy” for more information.

We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business and add to our organic growth. We expect acquisitions can allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree Capital Group, LLC in 2019. Such acquisitions may happen from time to time should they be additive to our franchise, attractive to our clients and accretive to our shareholders.

Products

Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, and (v) Credit and other.

Long-term Private Funds

As of December 31, 2022, we managed approximately $219 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with two one-year extension options.

On these products, we earn:

•	Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and the period that the fund is in its life,

•	Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and

•

Carried interest or performance fees, which entitles us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all

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investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on mature funds.

Permanent Capital Vehicles and Perpetual Strategies

As of December 31, 2022, we managed approximately $127 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core and core plus private funds.

On these products, we earn:

•	Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.

•

Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within a target range of 5%-9%.

•	Performance fees from BBU are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.

Liquid Strategies

As of December 31, 2022, we managed approximately $72 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate and infrastructure.

On these products, we earn:

•	Base management fees, which are based on committed capital or fund net asset value, and

•	Performance income based on investment returns above a minimum prescribed return.

Review of Consolidated Financial Results of the Manager

Consolidated Statement of Comprehensive Income

The following table summarizes the financial results of the Manager for the period of July 4, 2022 to December 31, 2022:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Expenses, net of recoveries
Compensation and benefits recovery	$37
General and administrative expense	(1)
Unrealized carried interest compensation expense	(3)
Other expenses	(35)

Total expenses	(2)
Share of income from equity method investments	21

Net income and comprehensive income	$19

During the period ended December 31, 2022, the Manager recorded net income to shareholders of $19 million. Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company less general and administrative expenses, primarily attributable to executive compensation costs of the Manager. A material portion of these costs are reimbursed by the Corporation and the Asset Management Business in accordance with the Asset Management Services Agreement and the Relationship Agreement. Refer to the following discussion for details on the earnings of the Asset Management Company.

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The following table summarizes the statement of operations for the Asset Management Company for 2022, 2021 and 2020:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Revenues
Management fee revenues
Base management and advisory fees	$2,835	$2,266	$1,892
Performance fees	—	157	—

Total management fee revenues	2,835	2,423	1,892
Investment income
Carried interest allocations
Realized	241	49	32
Unrealized	249	299	(97)

Total investment income	490	348	(65)
Interest and dividend revenue	258	293	287
Other revenues	44	23	40

Total revenues	3,627	3,087	2,154
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(700)	(703)	(519)
Other operating expenses	(236)	(185)	(157)
General, administrative and other	(81)	(132)	(114)

Total compensation, operating, and general and administrative expenses	(1,017)	(1,020)	(790)
Carried interest allocation compensation
Realized	(61)	(74)	(55)
Unrealized	(139)	(137)	(65)

Total carried interest allocation compensation	(200)	(211)	(120)
Interest expense	(154)	(171)	(257)

Total expenses	(1,371)	(1,402)	(1,167)
Other income (expenses), net	1,090	1,504	(226)
Share of income from equity accounted investments	146	161	38

Income before taxes	3,492	3,350	799
Income tax expense	(627)	(504)	(226)

Net income	2,865	2,846	573
Net (income) attributable to redeemable non-controlling interests in consolidated funds	(909)	(977)	(175)
Net (income) attributable to preferred share redeemable non-controlling interest	(35)	—	—
Net (income) attributable to non-controlling interest	(6)	—	—

Net income attributable to common stockholders	$1,915	$1,869	$398

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For the years ended December 31, 2022 and 2021

Net income for the year was $2.9 billion, of which $1.9 billion was attributable to the Asset Management Company. This compares to net income of $2.8 billion for the prior year, of which $1.9 billion was attributable to the Asset Management Company.

Revenues

Revenues for the year were $3.6 billion, which represents an increase of $540 million or 17% compared to $3.1 billion in 2021.

Base management and advisory fees, excluding incentive distributions, for the year were $2.5 billion, which represents an increase of $549 million or 28% compared to the prior year. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and capital deployed across our complementary strategies.

Incentive distributions for the year were $335 million, an increase of $20 million from the prior year, driven by growth in dividends at BIP and BEP which increased by 6% and 5% respectively, partially offset by the absence of BPY incentive distributions following its privatization in 2021.

The prior year benefitted from a performance fee of $157 million earned as a result of the share price of BBU exceeding the previous high-watermark threshold, attributable to an increase in the volume weighted average unit price during the year. In the current year, BBU did not surpass this hurdle and therefore no performance fees were recognized. The high-water mark threshold to earn additional performance fees as at December 31, 2022 was $31.53 per unit, reflecting the adjusted high-watermark resulting from the special distribution of Brookfield Business Corporation (“BBUC”).

Carried interest allocations

Realized carried interest allocations were $241 million for the year ended December 31, 2022, which represents an increase of $192 million compared to the year ended December 31, 2021. The higher realized carried interest allocations were primarily driven by realizations within our real estate long-term and perpetual funds, as well as a realization within our infrastructure business.

Unrealized carried interest allocations were $249 million for the year ended December 31, 2022, which represents a decrease of $50 million compared to the year ended December 31, 2021. The lower unrealized carried interest allocations were primarily related to lower growth in valuations in our real estate funds relative to prior year.

Interest and dividend revenue for the year were $258 million, which represents a decrease of $35 million compared to the year ended December 31, 2021. The decrease was a result of the transfer of certain investments and loans of the asset management business to the Corporation as part of the Special Distribution.

Expenses

Expenses for the year were $1.4 billion, a decrease of $31 million or 2% compared to 2021.

Compensation and benefits for the year ended December 31, 2022 were $700 million, which represents a decrease of $3 million compared to the prior year. This decrease is primarily attributable to an unrealized mark-to-market gain on the value of certain employee compensation related liabilities, partially offset by an increase in compensation costs in line with the growth of our business.

Other operating expenses are comprised of professional fees, facilities and technology, as well as travel costs directly associated with our fundraising and investment functions. Other operating expenses were $236 million for the year, compared to $185 million in 2021. The increase was primarily attributable to an increase in headcount and travel activity during the current year.

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Compensation expenses related to carried interest allocation compensation were $200 million for the year, which represents a decrease of $11 million compared to the prior year. The decrease is predominantly driven by a decrease in valuation gains compared to prior year across our funds. As outlined in the Relationship Agreement, the compensation expense associated with these legacy funds is fully recoverable from the Corporation.

Other income

Other income primarily consists of mark-to-market adjustments on the interest in Brookfield Strategic Real Estate Partners III (“BSREP III”). During the year, we recorded other income of $1.1 billion primarily driven by valuation uplifts in this fund; in 2021 valuation gains from this fund lead to $1.5 billion of other income.

Share of income (loss) from equity accounted investments

Our share of income from equity accounted investments was $146 million compared to income of $161 million in the prior year. This line item primarily consists of earnings associated with our 64% interest in Oaktree. The decrease in current year was a direct result of valuation decreases within certain Oaktree funds.

Income tax expense

Income tax expense was $627 million for the year, which represents an increase of $123 million compared to the prior year. This was predominantly driven by higher taxable net income during the current period.

Net income attributable to redeemable non-controlling interests in consolidated funds

Net income attributable to redeemable non-controlling interests in consolidated funds was $909 million for the year ended December 31, 2022, which represents a $68 million decrease compared to 2021. The decrease was primarily attributable to higher valuation gains recognized on our interest in BSREP III U.S. investments in the prior year.

Net income attributable to preferred share redeemable non-controlling interest

Net income attributable to preferred share redeemable non-controlling interest was $35 million for the year ended December 31, 2022, which represents a $35 million increase compared to 2021. The increase was primarily attributable to higher valuation gains recognized on our interest in BSREP III U.S. investments after the completion of the spin-off.

For the years ended December 31, 2021 and 2020

Net income for the year ended December 31, 2021 was $2.8 billion, of which $1.9 billion was attributable to the Asset Management Company. This compares to net income of $573 million for the year ended December 31, 2020, of which $398 million was attributable to the Asset Management Company. Net income benefitted from significant growth in base management and advisory fees and performance fees due to strong flagship fundraising, the higher average market capitalization of our permanent capital vehicles and valuation gains related to our investment in BSREP III, partially offset by higher compensation costs in conjunction with the step change growth of our asset management business.

Revenues

Revenues for the year ended December 31, 2021 were $3.1 billion, an increase of $0.9 billion or 43% compared to $2.2 billion for the year ended December 31, 2020.

Base management and advisory fees, excluding incentive distributions, were $2.0 billion for the year ended December 31, 2021, which represents an increase of $365 million or 23% compared to the year ended December 31, 2020. The increase was largely driven by the higher average market capitalization of our permanent capital vehicles during the year. In addition, we benefitted from the contribution of fees from our latest round of flagship funds, including our fourth flagship real estate fund and our global transition fund.

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Incentive distributions were $315 million for the year ended December 31, 2021, which represents an increase of $9 million compared to $306 million in the prior year. The increase was attributable to $37 million of incremental fees earned from BEP and BIP as a result of 5% increases in their dividends. These increases were partially offset by a $28 million reduction in incentive distributions related to BPY, as 2021 included two quarters of incentive distributions prior to the privatization of BPY in July 2021.

Performance fees were $157 million for the year ended December 31, 2021, driven by $157 million from BBU as BBU’s share price surpassed its high-water mark threshold, setting a go forward high-water mark of $47.30 per unit. BBU’s high-water mark threshold was not reached in 2020, thus no incentive distribution was earned in this year.

Unrealized carried interest allocations were $299 million for the year ended December 31, 2021, which represents an increase of $396 million compared to the year ended December 31, 2020. The 2021 period includes valuation gains across sectors within our first and second flagship real estate fund and our perpetual real estate fund. The prior year was impacted by valuation losses associated with the pandemic for the aforementioned funds.

Interest and dividend revenue for 2021 were $293 million, which represents an increase of $6 million compared to the year ended December 31, 2020.

Expenses

Expenses for the year ended December 31, 2021 were $1.4 billion, an increase of $235 million compared to the year ended December 31, 2020.

Compensation expenses increased by $184 million to $703 million for the year ended December 31, 2021, predominantly driven by additional headcount to support new funds and products launched in 2021, as well as incremental headcount to deploy capital raised across our flagship product offering.

Compensation expenses related to unrealized carried interest allocations were $137 million for the year ended December 31, 2021, compared to $65 million in the prior year. The increase is related to growth in unrealized carried interest allocations during the year as valuations recovered across sectors within our real estate funds.

Other income and expenses, net

Other income and expenses, net totaled $1.5 billion for the year ended December 31, 2021, compared to expenses of $226 million during the year ended December 31, 2020. The 2021 period benefitted from $1.3 billion of valuation gains related to our investment in BSREP III, primarily attributable to capitalization rate compression in the multi-family sector.

Share of income from equity accounted investments

Our share of income from equity accounted investments was $161 million, an increase of $123 million compared to $38 million recognized in the prior year. The increase predominantly related to higher Fee-Related Earnings and carried interest allocations at Oaktree as a result of strong fundraising and capital deployment activities.

Income tax expense

Income tax expense was $504 million for the year ended December 31, 2021, which represents an increase of $278 million compared to the prior year. This was predominantly driven by significantly higher taxable net income during the current year.

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Pro Forma Consolidated Statement of Operations

The following unaudited pro forma consolidated statement of operations of the Asset Management Company gives pro forma effect to the Special Distribution and Arrangement as though the transactions had occurred on January 1, 2021. For further detail on the pro forma adjustments, see Appendix A to this Management Discussion and Analysis.

Management believes that presenting the pro forma statement of operations provides a more appropriate view of our business, as the financial results prior to December 9, 2022 includes financial results that will not be relevant to the asset management business on a go forward basis. For analysis purposes below, only financial statement line items that have changed as a result of the pro forma impact are discussed.

The following table summarizes the statement of operations on a pro forma basis for the asset management business for 2022 and 2021:

	Pro Forma
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS) (Unaudited)	2022	2021
Revenues
Management fee revenues
Base management and advisory fees	$2,909	$2,392
Performance fees	—	157

Total management fee revenues	2,909	2,549
Investment income
Carried interest allocations
Realized	241	49
Unrealized	249	299

Total investment income	490	348
Interest and dividend revenue	55	13
Other revenues	188	358

Total revenues	3,642	3,268
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(674)	(830)
Other operating expenses	(236)	(185)
General and administrative	(66)	(63)

Total compensation, operating, and general and administrative expenses	(976)	(1,078)
Carried interest allocation compensation	(124)	(211)

Total expenses	(1,100)	(1,289)
Other (expenses) income, net	162	26
Share of income from equity accounted investments	146	161

Income before taxes	2,850	2,166
Income tax expense	(689)	(569)

Net income	2,161	1,597
Net income attributable to redeemable non-controlling interest	—	—
Net (income) attributable to preferred share redeemable non-controlling interest	(546)	(488)
Net (income) attributable non-controlling interest	(98)	—
Net income attributable to the Asset Management Company	$1,517	$1,109

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For the years ended December 31, 2022 and 2021

Net income for the year was $2.2 billion, of which $1.5 billion was attributable to the Asset Management Company. This compares to net income of $1.6 billion for the prior year, of which $1.1 billion was attributable to the Asset Management Company. The increase in net income for the year was predominantly as a result of a 22% growth in base management and advisory fees over prior year, which was partially offset by the absence of $157 million in performance fees.

Revenues

Revenues for the year were $3.6 billion, which represents an increase of $374 million or 11% compared to $3.3 billion in 2021.

Base management and advisory fees for the year were $2.9 billion, which represents an increase of $517 million or 22% compared to the prior year. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and contributions from complementary strategies.

Other revenues were $188 million, which represents a decrease of $170 million or 47% compared to $358 million in 2021. The decrease was driven by lower recharges related to compensation costs to the Corporation as outlined in the AMSA and Relationship Agreement.

Expenses

Expenses for the year were $1.1 billion, relative to $1.3 billion in 2021.

Compensation and benefits for the year ended December 31, 2022 were $674 million, which represents a decrease of $156 million compared to the prior year. This decrease is due to a decline in the mark-to-market value of liabilities related to certain equity-based compensation awards, partially offset by an increase in headcount commensurate with the growth in our business.

Compensation expenses related to carried interest allocations were $124 million for the year, a decrease of $87 million compared to the prior year. The decrease is predominantly due to the impact of lower valuation uplifts on legacy funds relative to the prior year.

Other income

Other income of $162 million primarily consists of mark-to-market adjustments on our interest in BSREP III, our third flagship real estate fund. 2021 included transaction costs related to the spin-out and public listing of our asset management business.

Income tax expense

Income tax expense was $689 million for the year, which represents an increase of $120 million compared to the prior year. This increase was largely driven by higher taxable net income during the current period.

Net (income) attributable to redeemable non-controlling interest

Net income attributable to redeemable non-controlling interest was $nil for the years ended December 31, 2022, and December 31, 2021.

Net (income) attributable to preferred share redeemable non-controlling interest

Net income attributable to preferred share redeemable non-controlling interest was $546 million for the year ended December 31, 2022, an increase of $58 million from the prior year. The increase was primarily attributable to carried interest realizations in our real estate funds and a realization within our infrastructure business.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest was $98 million for the year ended December 31, 2022. This income represents 33.3% of the carried interest generated from BSREP IV and other new funds that is earned by the Corporation through its holding of an affiliate of the Asset Management Company.

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Consolidated Balance Sheet

The following table summarizes the consolidated balance sheet of the Manager as at December 31, 2022:

AS AT DECEMBER 31, 2022 (MILLIONS)
Assets
Cash and cash equivalents	$1
Due from affiliates	782
Investments	2,378

Total Assets	$3,161

Liabilities
Accounts payable	$781
Due to affiliates	3

Total Liabilities	784

Common Equity	2,377

Total Liabilities and Equity	$3,161

As at December 31, 2022, the Manager’s total assets were $3.2 billion, consisting primarily of the 25% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs assumed by the Manager. Liabilities of $784 million primarily consist of the aforementioned executive compensation programs.

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Refer to the section below for details of the Asset Management Company’s consolidated and combined balance sheets as at December 31, 2022 and 2021:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Assets
Cash and cash equivalents	$3,545	$2,494
Accounts receivable and other	429	224
Due from affiliates	2,121	6,732
Investments	6,877	13,564
Property, plant and equipment	68	48
Intangible assets	59	64
Goodwill	249	249
Deferred income tax assets	739	2,268

Total Assets	$14,087	$25,643

Liabilities and Shareholder’s Equity
Accounts payable and other	$1,842	$1,872
Due to affiliates	811	8,207
Corporate borrowings	—	461
Deferred income tax liabilities	17	700

Total Liabilities	2,670	11,240

Redeemable non-controlling interest	—	4,532
Preferred shares redeemable non-controlling interest	1,811	—

Equity
Net Parent Investment	—	9,715

Common stock (Common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,271	—
Retained earnings	84	—
Accumulated other comprehensive income	153	156
Non-controlling interest	98	—

Total liabilities, redeemable non-controlling interest and common equity	$14,087	$25,643

As at December 31, 2022 and December 31, 2021

Total assets were $14.1 billion as at December 31, 2022, compared to $25.6 billion as at December 31, 2021. The decrease in total assets was primarily the result of the deconsolidation of BSREP III following the transfer of voting interests to the Corporation, the settlement of related party loans and the utilization of deferred income tax assets during the year.

Cash and cash equivalents were $3.5 billion, an increase of $1.1 billion from the prior year due to the strong operating cashflows generated by our asset management activities. Of this balance, $3.3 billion is on deposit with the Corporation.

Accounts receivable and other of $429 million primarily consist of fees receivable. The timing of collection largely drove the increase from the prior year.

Due from affiliates of $2.1 billion primarily relates to management fees billed but not collected from our managed funds as well as reimbursements due from the Corporation for long-term cash based and equity compensation awards. The decrease of $4.6 billion from the prior year was primarily the result of settlements during the year.

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Investments of $6.9 billion are predominantly comprised of an 18% limited partnership interest in BSREP III and a 64% interest in Oaktree. The decrease from the prior period of $6.7 billion was primarily a result of the deconsolidation of third-party interests in BSREP III following the transfer of voting rights to a wholly owned subsidiary of the Corporation, along with the transfer of other legacy investments to the Corporation.

Total liabilities were $2.7 billion as at December 31, 2022, a decrease of $8.6 billion compared to the prior year. The decrease was primarily the result of the settlement of related party borrowings under legacy agreements during the year, which reduced the amounts due to affiliates by $7.4 billion. Further to this, all corporate borrowings were also settled as part of the Arrangement.

Redeemable non-controlling interest was $nil as at December 31, 2022, a decrease of $4.5 billion compared to $4.5 billion as at December 31, 2021. This reduction was primarily related to the deconsolidation of BSREP III during the year in alignment with the Arrangement.

The Preferred shares redeemable non-controlling interest was $1.8 billion as at December 31, 2022, an increase of $1.8 billion compared to $nil as at December 31, 2021. The increase was primarily related to the issuance of preferred shares associated with tracked assets to Brookfield US Holdings Inc. (“BUSHI”) and Brookfield Manager Holdings Ltd.(“BMHL”).

Review of Consolidated Statement of Cash Flows

The following table summarizes the changes in the Manager’s cash during the period ended December 31, 2022:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Operating activities
Net income	$19
Non-cash adjustments
Undistributed earnings of investments accounted for under the equity method	(21)
Other expense	35
Compensation and benefits recovery	(37)
Unrealized carried interest compensation expense	3
Working capital movements
Due from affiliates	(782)
Accounts Payable	781

(2)
Financing activities
Change in amount due to affiliates	281
Share subscriptions	52
Purchase of treasury shares	(330)

3

Cash and cash equivalents
Change in cash and cash equivalents	1
Balance, beginning of year	—

Balance, end of year	$1

78	BROOKFIELD ASSET MANAGEMENT	D-1-81

As at December 31, 2022, the Manager’s operating activities generated $1 million of net cashflow. Refer to the following table that summarizes our asset management business’ consolidated statement of cash flows for the for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Operating activities before net changes in working capital and other non-cash operating items	$1,988	$1,669	$1,203
Net changes in working capital	(3,020)	(246)	102
Other non-cash operating items	658	20	481

Operating activities	(374)	1,443	1,786
Investing activities	1,706	(861)	(759)
Financing activities	(280)	(187)	(576)

Change in cash and cash equivalents	$1,052	$395	$451

For the years ended December 31, 2022 and 2021

Operating Activities

Net cash outflows from operating activities totaled $0.4 billion, compared to $1.4 billion of net inflows in the prior period. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $2.0 billion, representing an increase of $319 million driven by the growth of our asset management earnings as a result of flagship fundraising and the introduction of new products.

Investing Activities

Net cash inflows from investing activities totaled $1.7 billion, compared to net cash outflows of $861 million in the prior period. The current period includes inflows of $2.1 billion related to the sale of investments to the Corporation. These inflows were partially offset by cash outflows of $279 million related to the acquisition of Primary Wave and acquiring an additional interest in Oaktree. Cash outflows in 2021 were primarily related to the purchase of financial assets.

Financing Activities

Net cash outflows from financing activities totaled $280 million, compared to outflows of $187 million in the prior period. The current period primarily consists of repayments of related party loans of $324 million and distributions to the Corporation and non-controlling interest of $3.2 billion and $1.3 billion respectively. These outflows were partially offset by $5.2 billion of contributions from parent. The prior period outflows were primarily as a result of distributions to the Asset Management Company, being partially offset by inflows from issuance of corporate borrowings and related party loans.

For the years ended December 31, 2021 and 2020

Operating Activities

Net cash inflows from operating activities were $1.4 billion for the year ended December 31, 2021, compared to $1.8 billion in the prior year. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $1.7 billion, and benefitted from significant growth within our asset management business.

Investing Activities

Net cash outflows from investing activities totaled $861 million, compared to $759 million in the prior year. Outflows for the year ended December 31, 2021 were primarily attributable to $803 million of acquisitions of investments, net of dispositions. The net cash outflows in the prior year were also primarily attributable to investment acquisitions.

D-1-82	FORM 20-F	79

Financing Activities

Net cash outflows from financing activities totaled $187 million, compared to net outflows of $576 million in the prior year. Outflows for the year ended December 31, 2021 consisted of $1.4 billion of distributions to the Corporation and were mostly offset by $736 million of contributions from redeemable non-controlling interests associated with third-party capital from BSREP III capital calls and proceeds of $461 million from the issuance of corporate borrowings. The prior year outflows were caused by distributions to the Corporation of $1.3 billion that were partially offset by $551 million of contributions from redeemable non-controlling interests associated with third-party capital provided for capital calls of BSREP III and $136 million from the issuance of related party loans.

Key Financial and Operating Measures

The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See “Reconciliation of U.S. GAAP to Non-GAAP Measures”.

Non-GAAP Measures

Distributable Earnings

Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.

Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.

The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend. See “Dividend Policy” for more information.

Fee Revenues

Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest, but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the primary financial statements is total management fee revenues.

80	BROOKFIELD ASSET MANAGEMENT	D-1-83

Fee-Related Earnings

Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee-Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.

Supplemental Financial Measures Utilized by Our Asset Management Business

Assets under management

Assets under management (“AUM”) refers to the total fair value of assets managed, calculated as follows:

•	investments that Brookfield, which includes the Corporation, the asset management business or their affiliates, either:

○

consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or

○

does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),

○

are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.

•

all other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, with the exception of investments held through our perpetual funds, which are calculated at Brookfield’s proportionate economic share of the investment’s net asset value.

Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).

Fee-Bearing Capital

Fee-Bearing Capital represents the capital committed, pledged or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.

When reconciling period amounts, we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.

•	Outflows represent distributions and redemptions of capital from within the liquid strategies capital.

•

Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

D-1-84	FORM 20-F	81

•	Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.

•

Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.

Uncalled Fund Commitments

Total uncalled fund commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

Analysis of Key Non-GAAP Financial and Operating Measures of Our Asset Management Business

The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to “Key Financial and Operating Measures”.

Distributable Earnings

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Fee Revenues	$4,048	$3,523	$2,870

Fee-Related Earnings[1]	2,108	1,827	1,376
Add back: equity-based compensation costs	86	123	51
Taxes and other	(98)	(58)	—
Disposition gains from principal investments	—	—	71

Distributable Earnings	$2,096	$1,892	$1,498

1. Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our 64% share (2021 - 62%).

For the years ended December 31, 2022 and 2021

Distributable Earnings were $2.1 billion for the year ended December 31, 2022, an increase of $204 million or 11% compared to the prior year. The increase was driven by higher Fee-Related Earnings, primarily attributable to fundraising across our flagship funds and capital deployment efforts across our complementary strategies, partially offset by lower fees from our permanent capital vehicles due to a decline in their share prices compared to prior year.

For the years ended December 31, 2021 and 2020

Distributable Earnings were $1.9 billion for the year ended December 31, 2021, an increase of $394 million or 26% compared to the prior year. The increase was primarily attributable to higher Fee-Related Earnings, driven by significant fundraising and capital deployment efforts.

82	BROOKFIELD ASSET MANAGEMENT	D-1-85

Fee-Bearing Capital

The following table summarizes Fee-Bearing Capital as at December 31, 2022 and December 31, 2021:

AS AT (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total
Renewable power and transition	$26,708	$20,510	$—	$47,218
Infrastructure	44,512	41,375	—	85,887
Real estate	69,473	33,552	—	103,025
Private equity	31,501	7,816	—	39,317
Credit and other	46,663	23,902	71,851	142,416

December 31, 2022	$218,857	$127,155	$71,851	$417,863

December 31, 2021	$169,279	$114,624	$80,230	$364,133

Fee-Bearing Capital was $418 billion as at December 31, 2022 compared to $364 billion as at December 31, 2021. The increase of $54 billion was primarily attributable to inflows of $108 billion resulting from capital raised across flagship funds, capital inflows within credit and other funds in our insurance solutions business, and capital raised and deployed across various strategies. These increases were partially offset by lower market valuations and outflows within our liquid credit strategies and decreases in the market capitalizations of BEP and BIP due to a decline in share prices compared to prior year.

The changes are set out in the following tables:

AS AT (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity	Credit and Other	Total
Balance, December 31, 2021	$47,525	$67,736	$82,282	$34,395	$132,195	$364,133

Inflows	6,823	26,974	18,850	9,135	45,887	107,669
Outflows	—	—	(394)	—	(21,648)	(22,042)
Distributions	(1,428)	(3,794)	(4,556)	(810)	(1,573)	(12,161)
Market Valuation	(5,873)	(5,053)	1,645	(2,534)	(8,432)	(20,247)
Other	171	24	5,198	(869)	(4,013)	511

Change	(307)	18,151	20,743	4,922	10,221	53,730

Balance, December 31, 2022	$47,218	$85,887	$103,025	$39,317	$142,416	$417,863

The following table summarizes Fee-Bearing Capital as at December 31, 2021 and 2020:

AS AT (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total
Renewable power and transition	$20,682	$26,843	$—	$47,525
Infrastructure	31,119	36,617	—	67,736
Real estate	52,332	29,950	—	82,282
Private equity	26,079	8,316	—	34,395
Credit and other	39,067	12,898	80,230	132,195

December 31, 2021	$169,279	$114,624	$80,230	$364,133

December 31, 2020	$135,462	$103,361	$72,797	$311,620

D-1-86	FORM 20-F	83

As at December 31, 2021, our Fee-Bearing Capital was $364.1 billion, an increase of $52.5 billion compared to $311.6 billion as at December 31, 2020. The increase was primarily attributable to inflows resulting from reinsurance agreements closed during the year by our insurance solutions business, fundraising for our fourth flagship real estate fund, our inaugural global transition fund, as well as capital deployed across various investment strategies. These increases were partially offset by outflows due to redemptions within our liquid credit strategies.

AS AT (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity	Credit and Other	Total
Balance, December 31, 2020	$45,440	$62,535	$61,519	$30,931	$111,195	$311,620

Inflows	10,510	4,619	16,406	2,435	28,821	62,791
Outflows	—	—	(385)	—	(8,970)	(9,355)
Distributions	(1,427)	(3,708)	(2,943)	(1,175)	(1,855)	(11,108)
Market Valuation	(6,169)	5,426	6,707	1,922	4,921	12,807
Other	(829)	(1,136)	978	282	(1,917)	(2,622)

Change	2,085	5,201	20,763	3,464	21,000	52,513

Balance, December 31, 2021	$47,525	$67,736	$82,282	$34,395	$132,195	$364,133

Fee Revenues and Fee-Related Earnings

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Base management fees[1]	$3,955	$3,355	$2,845
Performance fees	—	157	—
Transaction and advisory fees	93	11	25

Fee Revenues	4,048	3,523	2,870
Less: direct costs[2]	(1,792)	(1,540)	(1,378)

	2,256	1,983	1,492
Less: Fee-Related Earnings not attributable to the Asset Management business	(148)	(156)	(116)

Fee-Related Earnings	$2,108	$1,827	$1,376

1. Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $1,165 million and $760 million, respectively, for the year ended December 31, 2022 (2021 - $1,062 million and $656 million). Refer to note 3 - “Investments” of the combined consolidated financial statements, included elsewhere in this Form 20-F for additional disclosures related to Oaktree revenues, expenses, net income, assets and liabilities.

2. Direct costs include compensation expenses, other operating expenses and general, administrative and other expenses and related Oaktree direct costs at 100%.

For the year ended December 31, 2022 and 2021

Fee Revenues for the year ended December 31, 2022 were $4.0 billion, an increase of $525 million or 15% compared to prior year. This increase was predominantly due to higher base management fees, driven by an increase in Fee-Bearing Capital, transaction and advisory fees from co-investment capital, and growth in incentive distributions from BIP and BEP. Base management fees increased by $600 million or 18% compared to the year ended December 31, 2021. Our real estate strategy contributed $196 million to the increase, primarily attributable to capital raised for the fourth flagship real estate fund, deployments across other fund strategies, and

84	BROOKFIELD ASSET MANAGEMENT	D-1-87

market valuation increases from perpetual strategies. Fee Revenues from our infrastructure strategy increased by $133 million, predominantly due to capital raised for our fifth flagship fund and capital deployed for our super core perpetual fund, as well as incremental fees earned on the higher average market capitalization of BIP. Our credit and other strategy increased by $122 million, predominantly due to capital deployed for our latest opportunistic credit flagship fund. Our renewable power and transition and private equity investment strategies contributed $76 million and $53 million to the increase, respectively, primarily due to fundraising of the latest flagship funds, partially offset by lower fees from BEP due to a lower market capitalization.

Direct costs primarily consist of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $252 million or 16% from prior year as we continue to scale our asset management business, including enhancing our fundraising and client service capabilities and developing new complementary strategies.

Fee-Related Earnings increased by $281 million, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.

For the years ended December 31, 2021 and 2020

Fee Revenues increased by $653 million or 23% to $3.5 billion, predominantly due to growth in base management fees driven by an increase in Fee-Bearing Capital and performance fees from BBU, partially offset by lower transaction and advisory fees. Base management fees increased by $510 million or 18% from 2020 to $3.4 billion. Our real estate investment strategy contributed $234 million to the increase, primarily attributable to higher fees from BPY, capital raised for its fourth flagship real estate fund and capital deployed across various other funds. Fee Revenues from our credit and other investment strategy increased by $140 million, predominantly due to capital deployed for our latest opportunistic credit flagship fund and market valuation increases from perpetual strategies. Our infrastructure, renewable power and transition and private equity investment strategies contributed $85 million, $53 million and $19 million to the increase, respectively, primarily attributable to increased fees earned from higher market capitalization of BIP, BEP and BBU.

Direct costs increased by $162 million or 12% from the prior year as we continue to scale our asset management business.

Fee-Related Earnings increased by $451 million or 33% to $1.8 billion, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.

Reconciliation of U.S. GAAP to Non-GAAP Measures

Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.

D-1-88	FORM 20-F	85

Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings

The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings of for the periods presented.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Net income	$2,865	$2,846	$573
Add or subtract the following:
Provision for taxes(a)	627	504	226
Depreciation, amortization and other(b)	13	11	7
Carried interest allocations(c)	(490)	(348)	65
Carried interest allocation compensation(c)	200	211	120
Other income and expenses(d)	(1,090)	(1,504)	226
Interest expense paid to related parties(e)	154	171	257
Interest and dividend revenue(e)	(258)	(293)	(287)
Other revenues(e)	(44)	(23)	(40)
Share of income from equity accounted investments(f)	(146)	(161)	(38)
Fee-Related Earnings of Oaktree at our share(f)	252	250	186
Fee Revenues from BSREP III & Other(g)	25	163	81

Fee-Related Earnings	$2,108	$1,827	$1,376

Disposition gains from principal investments (h)	$—	$—	$71
Current taxes (i)	(98)	(58)	—
Equity-based compensation expense and other (j)	86	123	51

Distributable Earnings	$2,096	$1,892	$1,498

(a)

This adjustment removes the impact of income tax provisions on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.

(b)	This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.

(c)

These adjustments remove realized and unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are non-cash in nature.

(d)	This adjustment removes other income and expenses associated with non-cash fair value gains and losses.

(e)

These adjustments remove interest and charges paid or received related to loans to related parties. These are excluded from Fee-Related Earnings as these are not representative of operating cash flows generated and are associated with loans that do not exist subsequent to the execution of the Arrangement.

(f)	These adjustments remove our share of Oaktree’s non-cash items, including items a) to e) above and include its share of Oaktree’s Fee-Related Earnings.

(g)

This adjustment adds base management fees earned from BSREP III and other funds that are eliminated upon consolidation as we consolidate both the entities which earn these base management fees and BSREP III in the combined financial statements for the year ended December 31, 2021 and 2020. We include the base management fees associated with BSREP III in Fee Revenues and Fee-Related Earnings since in connection with the Arrangement, we will no longer consolidate BSREP III and therefore the related base management fees will no longer be eliminated.

(h)	This adjustment adds disposition gains from principal investments.

(i)	Represents the impact of cash taxes paid by the business.

(j)	This adjustment adds back equity-based compensation and other items related to Oaktree that are adjusted for reporting Distributable Earnings.

86	BROOKFIELD ASSET MANAGEMENT	D-1-89

Reconciliation of Revenues to Fee Revenues

The following presents our reconciliation of management fee revenues to Fee Revenues for the periods presented.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Total management fee revenues	$2,835	$2,423	$1,892
Fee Revenues from Oaktree (a)	1,165	1,062	897
BSREP III Fees & Other (b)	48	38	81

Fee Revenues	$4,048	$3,523	$2,870

(a)	This adjustment adds Oaktree’s management fees.

(b)

This adjustment adds base management fees earned from BSREP III and other funds that are eliminated upon consolidation as we consolidate both the entities which earn these base management fees and BSREP III in the combined financial statements prior to December 9, 2022. We include the base management fees associated with BSREP III in Fee Revenues since in connection with the Arrangement, we no longer consolidate BSREP III and therefore the related base management fees are no longer be eliminated.

Investment Strategy Results

In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe.

Our investment strategies are (a) Renewable Power and Transition, (b) Infrastructure, (c) Real Estate, (d) Private Equity, and (e) Credit and other.

The following tables summarize Fee Revenues and Fee-Bearing Capital by investment strategy:

Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Renewable power and transition	$578	$487	$420
Infrastructure	1,067	870	774
Real estate	937	769	592
Private equity	436	538	365
Credit and other	1,030	859	719

Total Fee Revenues	$4,048	$3,523	$2,870

Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Renewable power and transition	$47,218	$47,525	$45,440
Infrastructure	85,887	67,736	62,535
Real estate	103,025	82,282	61,519
Private equity	39,317	34,395	30,931
Credit and other	142,416	132,195	111,195

Total Fee-Bearing Capital	$417,863	$364,133	$311,620

D-1-90	FORM 20-F	87

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$364,133	$311,620	$289,812
Inflows	107,669	62,791	32,983
Outflows	(22,042)	(9,355)	(9,865)
Distributions	(12,161)	(11,108)	(6,664)
Market Valuation	(20,247)	12,807	17,745
Other	511	(2,622)	(12,391)

Change	53,730	52,513	21,808

Balance, end of period	$417,863	$364,133	$311,620

We have provided additional detail to explain significant variances year-over-year by investment strategy below.

Renewable Power and Transition

Overview

•	We are a leading global investment manager in renewable power and transition, with $72 billion of AUM as of December 31, 2022.

•

Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favourable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.

•

We have approximately 100 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 3,700 employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry allows us to be a leader in all major technologies with deep operating and development capabilities.

Our Products

Long-term Private Funds

•

We manage BGTF, which is our $15 billion flagship strategy focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.

Permanent Capital Vehicles and Perpetual Strategies

•	We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and has a market capitalization of $16.8 billion as of December 31, 2022.

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Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at December 31, 2022, 2021 and 2020, and Fee Revenues for years then ended.

The following provides explanations of significant movements during the presented periods.

Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$26,708	$20,682	$10,881
Permanent Capital Vehicles and Perpetual Strategies	20,510	26,843	34,559

Total Fee-Bearing Capital	$47,218	$47,525	$45,440

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$47,525	$45,440	$33,520
Inflows	6,823	10,510	3,841
Distributions	(1,428)	(1,427)	(1,020)
Market Valuation	(5,873)	(6,169)	14,748
Other	171	(829)	(5,649)

Change	(307)	2,085	11,920

Balance, end of period	$47,218	$47,525	$45,440

During the year ended December 31, 2022, Fee-Bearing Capital decreased by $0.3 billion or 1%, to $47.2 billion primarily attributable to a decrease in the market capitalization of BEP due to a decline in share price and distributions paid to BEP’s unitholders. This decrease was partially offset by $6.0 billion of capital raised across our flagship funds.

During the year ended December 31, 2021, Fee-Bearing Capital increased by $2.1 billion or 5%, driven by a $9.8 billion increase in our long-term private funds as a result of inflows from fundraising related to our global transition fund, partially offset by a $7.7 billion decrease in our permanent capital vehicles as a result of the lower market capitalization of BEP and quarterly distributions paid to BEP’s unitholders.

D-1-92	FORM 20-F	89

Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$206	$98	$97
Co-investment and other funds	19	16	14

	225	114	111
Perpetual strategies
BEP[1]	244	288	211
Co-investment and other funds	—	3	27

	244	291	238
Catch-up fees	12	—	4
Transaction and advisory fees	2	2	1

Total management and advisory fees	483	407	354
Incentive Distributions	95	80	66

Total Fee Revenues	$578	$487	$420

1.	BEP Fee-Bearing Capital as at December 31, 2022 is $21 billion (2021 - $27 billion)

Fee Revenues increased by $91 million or 19% for the year ended December 31, 2022 relative to the year ended December 31, 2021. Fees from long-term private funds increased by $111 million, mainly due to a full year contribution of fees and $12 million of catch-up fees primarily from the global transition fund. Incentive distributions from BEP increased by $15 million due to a 5% increase in distributions compared to the prior year. These increases were partially offset by a decrease in fees from BEP of $44 million, predominantly due to the decline in BEP’s share price compared to prior year.

Fee Revenues increased by $67 million or 16% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was primarily attributable to $77 million of incremental fees earned from BEP, as its average market capitalization increased year-over-year in line with appreciation in its share price. In addition, incentive distributions from BEP increased by $14 million due to a 5% increase in distributions compared to the prior year. These increases were partially offset by the absence of fees from TERP due to its privatization in the second half of the prior year and the prior year recognition of catch-up fees of $4 million related to the renewable power allocation of the fourth flagship infrastructure fund.

Infrastructure

Overview

•	We are one of the world’s largest investment managers in infrastructure, with $143 billion of AUM as of December 31, 2022.

•

We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 230 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 51,400 employees in the infrastructure operating businesses that we manage.

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Our Products

  Long-term Private Funds

•

BIF is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.

•	BID is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.

  Permanent Capital Vehicles and Perpetual Strategies

•

We manage BIP, one of the largest, pure play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and has a market capitalization of $24.9 billion as of December 31, 2022. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.

•

We also manage BSIP, which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification and inflation-protection.

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years ended December 31, 2022, 2021 and 2020 of our Infrastructure investment strategy.

D-1-94	FORM 20-F	91

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$44,512	$31,119	$32,749
Permanent Capital Vehicles and Perpetual Strategies	41,375	36,617	29,786

Total Fee-Bearing Capital	$85,887	$67,736	$62,535

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$67,736	$62,535	$57,623
Inflows	26,974	4,619	3,939
Distributions	(3,794)	(3,708)	(1,610)
Market Valuation	(5,053)	5,426	4,586
Other	24	(1,136)	(2,003)

Change	18,151	5,201	4,912

Balance, end of period	$85,887	$67,736	$62,535

During the year ended December 31, 2022, Fee-Bearing Capital increased by $18.2 billion or 27% to $85.9 billion, due to a $13.4 billion and $4.8 billion increase in our long-term private funds and permanent capital vehicles and perpetual strategies, respectively. The increase in the long-term private funds strategy was largely driven by inflows from capital raised for the fifth flagship infrastructure fund. Fee-Bearing capital on our permanent capital vehicles and perpetual strategies increased due to capital raised for BSIP, partially offset by a decrease in the market capitalization of BIP as well as quarterly distributions paid to BIP’s unitholders.

During the year ended December 31, 2021, Fee-Bearing Capital increased by $5.2 billion or 8%, due to a $6.8 billion increase in our permanent capital vehicles and perpetual strategies as a result of the higher market capitalization of BIP and inflows from capital deployed in BSIP, partially offset by quarterly distributions paid to BIP’s unitholders and BSIP investors. Fee-Bearing Capital on our long-term private funds decreased by $1.6 billion, mainly due to distributions to our investors, partially offset by inflows from capital deployed.

Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$279	$215	$217
Co-investment and other funds	39	33	36

	318	248	253
Permanent capital vehicles and perpetual strategies
BIP[1]	421	394	301
Co-investment and other funds	53	19	9

	474	413	310
Catch-up fees	2	—	13
Transaction and advisory fees	33	2	14

Total management and advisory fees	827	663	590
Incentive distributions	240	207	184

Total Fee Revenues	$1,067	$870	$774

1.	BIP Fee-Bearing Capital as at December 31, 2022 is $29 billion (2021 - $35 billion).

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Fee Revenues increased by $197 million or 23% for the year ended December 31, 2022 relative to the year ended December 31, 2021. Fees from our long-term private funds increased by $70 million, primarily due to capital raised for our fifth infrastructure flagship fund. Fee Revenues from our permanent capital vehicles and perpetual strategies increased by $61 million, primarily due to an increase in the average annual market capitalization of BIP and capital raised for BSIP. In addition, incentive distributions from BIP increased by $33 million, due to higher dividends paid compared to prior year.

Fee Revenues increased by $96 million or 12% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was primarily attributable to $93 million of incremental fees earned from BIP as a result of a $6.2 billion increase in Fee-Bearing Capital, as well as a $23 million increase in incentive distributions due to higher BIP per unit distributions compared to the prior year. In addition, fees from co-investment and other perpetual strategy funds increased by $10 million, primarily due to third-party commitments raised within our perpetual infrastructure private fund. These increases were partially offset by the prior year recognition of $13 million of catch-up fees related to our fourth flagship infrastructure fund and a $12 million decrease in transaction and advisory fees due to a reduction in co-investment capital deployed during the year. Fees earned from our long-term private fund decreased by $5 million, primarily attributable to our third flagship infrastructure fund’s investment period coming to an end, resulting in its fee base reducing from committed capital to invested capital.

Private Equity

Overview

•	We are a leading private equity investment manager with $133 billion of AUM as of December 31, 2022.

•

We focus on high-quality businesses that provide essential products and services, diversified across the industrial operations and business services sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 105,400 employees in the private equity operating businesses that we manage.

Our Products

Long-term Private Funds

•

Our global opportunistic flagship fund series, BCP, is our leading private equity product offering. This series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.

•

Our special investments strategy, BSI, is focused on large-scale, non-control investments. This product capitalizes on potential transactions that do not fit our traditional control-oriented flagship private equity fund series. These include recapitalizations to strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through structured investments.

•

Our growth equity strategy, BTG, was launched in 2016 and has developed into a meaningful business that we expect to continue to scale over time. This strategy focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage BBU, which is a publicly traded global business services and industrial company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $3.8 billion as of December 31, 2022.

D-1-96	FORM 20-F	93

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years then ended.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$31,501	$26,079	$25,668
Permanent Capital Vehicles and Perpetual Strategies	7,816	8,316	5,263

Total Fee-Bearing Capital	$39,317	$34,395	$30,931

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$34,395	$30,931	$29,921
Inflows	9,135	2,435	3,263
Distributions	(810)	(1,175)	(1,042)
Market Valuation	(2,534)	1,922	(714)
Other	(869)	282	(497)

Change	4,922	3,464	1,010

Balance, end of period	$39,317	$34,395	$30,931

During the year ended December 31, 2022, Fee-Bearing capital increased by $4.9 billion or 14% to $39.3 billion. Our long-term private funds contributed an increase of $5.4 billion, largely driven by capital raised for our sixth flagship private equity fund and capital raised and deployed in other complementary strategies. This increase was partially offset by a $0.5 billion decrease in our permanent capital vehicles due to a decrease in the market capitalization of BBU.

During the year ended December 31, 2021, Fee-Bearing Capital increased by $3.5 billion or 11%, predominantly due to a $3.1 billion increase in our permanent capital vehicles and perpetual strategies as a result of the higher market capitalization of BBU, partially offset by quarterly distributions paid to BBU’s unitholders. In addition, our long-term private funds increased by $0.4 billion as a result of inflows from capital deployed, partially offset by distributions to our investors.

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Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$137	$103	$121
Co-investment and other funds	195	175	164

	332	278	285
Perpetual strategies
BBU[1]	95	93	63
Co-investment and other funds	—	—	2

	95	93	65
Catch-up fees	—	3	5
Transaction and advisory fees	9	7	10

Total management and advisory fees	436	381	365
Performance fees	—	157	—

Total Fee Revenues	$436	$538	$365

1.	BBU Fee-Bearing Capital as at December 31, 2022 is $8 billion (2021 - $8 billion).

Fee Revenues decreased by $102 million or 19% for the year ended December 31, 2022 relative to the year ended December 31, 2021. This decrease is primarily due to the absence of performance fees from BBU in 2022; the prior year benefited from a performance fee of $157 million as BBU’s share price surpassed its high-water mark performance fee threshold, setting a go forward high-water mark of $31.53 per unit, reflecting the adjusted high-watermark resulting from the special distribution of BBUC. This new high-water mark was not achieved in 2022, thus no performance fees were earned during the year. This decrease was partially offset by a $54 million increase in Fee Revenues from our private funds, primarily attributable to the launch of our sixth flagship private equity fund.

Fee Revenues increased by $173 million or 47% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was predominantly related to $157 million of performance fees as BBU surpassed its high-water mark in both the second and fourth quarter of 2021, resulting from an increase in unit price during those periods. The high-water mark threshold to earn additional performance fees as at December 31, 2021 was $47.30 per unit, above the previous threshold of $44.64 per unit. In addition, management fees from BBU increased by $30 million, primarily attributable to a higher market capitalization compared to the prior year. These increases were partially offset by a $7 million decrease in fees from long-term private funds, primarily attributable to our third flagship private equity fund’s investment period coming to an end, which lowered its fee base from committed capital to invested capital.

Real Estate

Overview

•	We are one of the world’s largest investment managers in real estate, with over $263 billion of AUM as of December 31, 2022.

•

We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.

•

We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,600 operating employees in the real estate operating businesses that we manage.

D-1-98	FORM 20-F	95

Our Products

Long-term Private Funds

•

Our opportunistic real estate flagship fund series is BSREP. Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds and recapitalizations. The latest vintage, our fourth flagship strategy, has raised $17 billion as of December 31, 2022.

•

Our commercial real estate debt fund series, BREF, targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.

•	We also recently launched our real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage $21 billion of Fee-Bearing Capital in BPG as of December 31, 2022, which we invest, on behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns, operates and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing and student housing assets on five continents.

•

We also manage capital in our perpetual private fund real estate strategy, BPREP. This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia and Europe.

•	We manage capital across our perpetual real estate debt strategy, BSREF. We seek to originate, acquire and actively manage investments in U.S. senior commercial real estate debt for this strategy.

•

We also recently launched our non-traded REIT, Brookfield REIT, which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real-estate related debt.

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Real Estate strategy as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years then ended.

96	BROOKFIELD ASSET MANAGEMENT	D-1-99

We have provided additional detail, where referenced, to explain significant movements from the prior year.

Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$69,473	$52,332	$35,857
Permanent Capital Vehicles and Perpetual Strategies	33,552	29,950	25,662

Total Fee-Bearing Capital	$103,025	$82,282	$61,519

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$82,282	$61,519	$62,272
Inflows	18,850	16,406	5,143
Outflows	(394)	(385)	(263)
Distributions	(4,556)	(2,943)	(2,192)
Market Valuation	1,645	6,707	(1,842)
Other	5,198	978	(1,599)

Change	20,743	20,763	(753)

Balance, end of period	$103,025	$82,282	$61,519

During the year ended December 31, 2022, Fee-Bearing Capital increased by $20.7 billion, or 25%, to $103.0 billion. Our long-term private funds increased by $17.1 billion to $69.5 billion, primarily due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. Our permanent capital vehicles and perpetual strategies increased by $3.6 billion to $33.6 billion, primarily due to capital deployed and an increase in market value for BPREP, partially offset by distributions.

During the year ended December 31, 2021, Fee-Bearing Capital increased by $21 billion or 34%. Our long-term private funds increased by $16 billion, primarily due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. Our permanent capital vehicles and perpetual strategies increased by $4.3 billion as a result of capital deployed across our perpetual private funds, most notably BPREP, partially offset by distributions.

Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$354	$264	$224
Co-investment and other funds	217	183	142

	571	447	366
Permanent capital vehicles and perpetual strategies
BPG[1]	225	224	114
Co-investment and other funds	107	65	56

	332	289	170
Catch-up fees	34	5	—

Total management and advisory fees	937	741	536
Incentive distributions	—	28	56

Total Fee Revenues	$937	$769	$592

1.	BPG Fee-Bearing Capital as at December 31, 2022 is $21 billion (2021 - $20 billion).

D-1-100	FORM 20-F	97

Fee Revenues increased by $168 million or 22% for the year ended December 31, 2022 relative to the year ended December 31, 2021. Our long-term private funds contributed $124 million to this increase primarily due to increased commitments in our fourth flagship real estate fund and increases in value of other fund strategies. Additionally, we earned $34 million of catch-up fees for our fourth flagship real estate fund. Fees from our permanent capital vehicles and perpetual strategies increased by $43 million primarily attributable to deployments from BPREP. These increases were partially offset by the privatization of BPY, which generated $28 million of incentive distributions in the prior year.

Fee Revenues increased by $177 million or 30% for the year ended December 31, 2021 relative to December 31, 2020. Fees from BPG increased by $110 million, primarily attributable to a higher market capitalization as a result of announcing the privatization of BPY and an increase in underlying asset values post-privatization. Fees from our long-term private funds were $81 million higher than the prior year due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. BPY incentive distributions were $28 million compared to $56 million in the prior year, primarily attributable to the 2021 year only including two quarters of incentive distributions following the privatization of BPY in July. Fees from co-investment and other permanent capital and perpetual strategy funds increased by $9 million as a result of capital deployed across various perpetual private funds. The current period benefitted from catch-up fees of $5 million related to our fourth flagship real estate fund.

Credit and Other

Overview

•

As a result of our 61% investment in Oaktree in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments; as of December 31, 2022, our interest in Oaktree is 64%. Oaktree is one of the premier credit franchises globally, with $142 billion of Fee-Bearing Capital as of December 31, 2022 and an expertise in investing across the capital structure with an emphasis on an opportunistic, value-oriented and risk-controlled investments.

•	We offer one of the most comprehensive alternative credit offerings available today and have a global presence through our experienced team of investment professionals.

Our Products

•

Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and offer investments in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments and opportunistic credit.

•

Our flagship credit strategy, the Opportunistic Credit series, focuses on protecting against loss by buying claims on assets at attractive or distressed prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability, while creating value. The latest vintage of this series of funds was raised over 2021 and 2022 with a total fund size of $16 billion and is the largest fund in the series to date.

•

Also included amongst our strategies is PSG, which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.

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Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our credit and other investment strategy as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years then ended.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$46,663	$39,067	$30,307
Perpetual Strategies	23,902	12,898	8,091
Liquid Strategies	71,851	80,230	72,797

Total Fee-Bearing Capital	$142,416	$132,195	$111,195

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$132,195	$111,195	$106,476
Inflows	45,887	28,821	16,797
Outflows	(21,648)	(8,970)	(9,602)
Distributions	(1,573)	(1,855)	(799)
Market Valuation	(8,432)	4,921	968
Other	(4,013)	(1,917)	(2,645)

Change	10,221	21,000	4,719

Balance, end of period	$142,416	$132,195	$111,195

During the year ended December 31, 2022, Fee-Bearing Capital increased by $10.2 billion or 8% to $142.4 billion, attributable mainly to a growth of $11 billion in perpetual strategies and $7.6 billion in Long-term private funds. These benefited from capital deployment, in particular inflows resulting from our 11th flagship opportunistic credit fund. This was partially offset by a decrease of $8.4 billion in liquid strategies due to redemptions. Lower market valuations also adversely impacted liquid strategies.

During the year ended December 31, 2021, Fee-Bearing Capital increased by $21 billion or 19%, due to an $8.8 billion increase in our long-term private funds as a result of capital deployed, notably in our latest opportunistic credit fund, partially offset by distributions and capital returned to investors. Liquid and perpetual strategies increased by $7.4 billion and $4.8 billion, respectively, as a result of strong net inflows and higher valuations.

D-1-102	FORM 20-F	99

Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds	$529	$414	$325
Perpetual Strategies	184	144	118
Liquid Strategies[1]	268	301	276
Transaction and advisory fees	49	—	—

Total Fee Revenues	$1,030	$859	$719

1.	Represent open-end funds within our credit strategies, and Oaktree’s investment in a fixed income manager, as well as in publicly listed securities.

Fee Revenues increased by $171 million or 20% for the year ended December 31, 2022 relative to the year ended December 31, 2021. The increase was predominately attributable to incremental fees earned from our long-term private funds as a result of capital deployed across various private funds, primarily within our 11th flagship opportunistic credit fund. In addition, fees from perpetual strategies increased by $40 million as a result of higher Fee-Bearing Capital due to valuation increases and capital deployed across these strategies. These increases were offset by a $33 million decrease in our liquid strategies as a result of reduced valuations and increased outflows.

Fee Revenues increased by $140 million or 19% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was primarily attributable to $89 million of incremental fees earned from long-term private funds, driven by $6.5 billion of capital deployed for our latest opportunistic credit flagship fund. Fees from perpetual strategies increased by $26 million as a result of market valuation increases and the benefit of capital from two reinsurance transactions during the year. Fees from liquid strategies increased by $25 million as a result of capital deployed and valuation increases.

Liquidity and Capital Resources

Liquidity

The Manager undertakes limited activities, primarily receiving dividends from our asset management business as the primary source of income and, in turn, distributing to shareholders of the Manager in accordance with its dividend policy. The Manager employs a limited number of resources who provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is availed through a credit facility that is provided to the Manager by our asset management business.

Manager Credit Facility with the Asset Management Business

On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility in favour of the Manager for the amount of $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian dollar bankers’ acceptance rate (“CDOR”).

Our Asset Management Business Liquidity

Our asset management business attempts to maintain sufficient liquidity at all times so that it is able to participate in opportunities as they arise, better withstand sudden adverse changes in economic circumstances, as well as maintain distributions to the Manager and the Corporation. Our primary sources of liquidity, which we refer to as core liquidity, consist of cash and financial assets, and a credit facility with the Corporation.

As at December 31, 2022 core liquidity for our asset management business was $3.5 billion, consisting of $3.3 billion of cash on deposit with the Corporation. Additionally the asset management business has a $300 million revolving credit facility established on November 8, 2022, with the Corporation, as lender. The facility is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate

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or SOFR, while Canadian Dollar borrowings are subject to the Canadian Prime Rate or CDOR. This liquidity is readily available for use without any material tax consequences and can be deployed to support our asset management business in funding strategic transactions as well as seeding new investment products.

As of December 31, 2021, the asset management business had core liquidity of $2.8 billion, comprised of cash and financial assets.

The following table presents core liquidity of our asset management business:

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Cash and financial assets[1]	$3,222	$2,797	$2,477
Undrawn committed credit facility	300	—	—

Core liquidity	3,522	2,797	2,477
Uncalled private fund commitments	87,364	77,079	60,594

Total liquidity	$90,886	$79,876	$63,071

1.	Net of amounts owing to the Corporation.

Uncalled Fund Commitments

The following presents our uncalled fund commitments as of December 31, of each year and December 31, 2022:

AS AT DECEMBER 31 (MILLIONS)	2022	2023	2024	2025	2026 +	Total 2022	Dec. 2021
Renewable power and transition	$—	$64	$126	$—	$14,645	$14,835	$12,278
Infrastructure	394	763	244	3,303	17,277	21,981	11,643
Private equity	66	—	923	—	10,014	11,003	9,863
Real estate	—	49	257	—	21,589	21,895	25,831
Credit and other	7	1,132	448	726	15,337	17,650	17,464

	$467	$2,008	$1,998	$4,029	$78,862	$87,364	$77,079

Approximately $46 billion of the uncalled fund commitments are currently earning fees. The remainder will become fee-bearing once the capital is invested.

Dividends

Please refer to “Dividend Policy” for details on our dividends.

Capital Resources

Contractual Obligations

On January 31, 2019, a subsidiary of the Corporation committed $2.8 billion to our third flagship real estate fund and has funded $1.8 billion of the total commitment as of December 31, 2022 (December 31, 2021 - $1.9 billion).

Clawback Obligations

Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 16 “Commitments and Contingencies” of the consolidated and combined financial statements of the Asset Management Company as at and for the years ended 2022 and 2021.

Capital Requirements

Certain U.S. and non-U.S. entities of our asset management business are subject to various investment adviser and other financial regulatory rules and requirements that may include minimum net capital requirements.

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Off-Balance Sheet Arrangements

Neither the Manager nor our asset management business is currently a party to any off-balance sheet arrangements.

Related Party Transactions

The Manager and our asset management business entered into a number of related party transactions with the Corporation. See “Relationship Arrangements”.

Summary of Significant Accounting Policies of the Manager

The Manager prepares consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the consolidated financial statements are reasonable. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances). Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2. “Summary of Significant Accounting Policies” of the consolidated financial statements of the Manager as at December 31, 2022 and for the period from July 4 to December 31, 2022.

Investments

The Manager accounts for its interests in the Asset Management Company using the equity method of accounting as it is able to exert significant influence. The carrying value of equity method investments is determined based on amounts invested by the company, adjusted for the equity in earnings or losses of the investee (including unrealized carried interest) allocated based on the respective partnership agreement, less distributions received. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Business Environment and Quantitative and Qualitative Risk Disclosures

Business Environment

The global economy experienced a broad-based slow-down in 2022 with real GDP falling to 3.4% from 6.0% in 2021, as the rise in interest rates, lockdowns in China, and geopolitical risks weighed on economic activity. Lingering supply chain disruptions and Russia’s invasion of Ukraine exacerbated inflationary pressure. As a result, monetary tightening and weaker global activity ensued throughout much of the world. The final quarter of 2022 saw an improvement in the global growth outlook as China ended its zero Covid policy and Europe avoided recession as gas prices moderated.

In the U.S., which accounts for around a quarter of global GDP, real GDP growth declined sharply to 2.1% in 2022 from a strong rebound of 5.9% in 2021. The main economic driver has been persistent price pressures and its implications for monetary policy. As demand outstripped supply with disruptions arising from the pandemic and the Russia-Ukraine conflict, year-on-year consumer price inflation climbed to 9.1% in June, its highest level since 1981, before declining for six straight months to end the year at 6.5%. The tight job market also exacerbated the inflation picture, with the unemployment rate falling to 3.6% year on year, a fraction lower than it averaged in 2019, before the health crisis struck.

To temper inflation pressure, the Fed started its policy tightening in March with a 25bps hike and an end to its quantitative easing program. Thereafter it quickly upped the pace to an increase of 50bps in May, four successive 75bp hikes from June, and a last 50bps move higher in December, bringing the policy rate to 4.25-4.50% by the end of 2022. The terminal rate for this U.S. rate cycle has also continually moved higher over the course of the year, triggered by the acceleration in price increases. As a result, the yield curve has reached new levels of inversion with the yield differential between the 2 and 10 year treasury touching -84bps in December.

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In addition to the Fed, policy normalization has also started in other parts of the developed economies. The Bank of Canada raised rates at a record pace of 400bp in 2022. The ECB started with a 50bp rate hike in July, and 75bp in September and October. The BoE had already started to raise rates in December 2021, but progressively became more aggressive over the year. Monetary tightening was also felt throughout parts of the emerging markets, with some central banks starting policy normalization pre-emptively in 2021.

Against that backdrop equity markets posted significant losses during the year, with the MSCI World Index down by 19.0%. The S&P 500, Nasdaq and Stoxx 600 declined 19.4%, 33.1% and 12.8%, respectively for the year. The final few months of the year saw equity markets pare back some of the loss, as markets started to price in a Fed pivot post the October inflation data, which surprised to the downside. The distinction between developed and developing markets was minimal with both indices down by a similar magnitude. Globally, all sectors posted losses with the exception of energy. Technology and consumer discretionary fared the worst.

Debt markets in the U.S. and Europe experienced a widening in corporate credit spreads and a contraction in supply, with new U.S. corporate issuance declining by 31% year-on-year to $1.4 trillion. Government yields rose in the largest sovereign markets during 2022 as central banks embarked on an aggressive rate hiking cycle. This saw 10-year US treasury yields rise by 240bps from 1.5% to 3.9% over the year. In the final months of the year, yields across core markets did fall from their early October peak, as investors contemplated slowing rate hikes from the Fed along with signs of easing in inflation data.

Weaker capital markets and equity volatility led to a slowdown in M&A activity, with global volumes decreasing 37% to $3.7 trillion 2022, after hitting an all-time high of $5.9 trillion in 2021. The global IPO market was also affected, with the total amount offered down by 71% year-on-year, the worst annual drop since 2008, albeit from a high volume year in 2021.

Commodity prices increased over the course of the year due to supply uncertainty and resilient demand, but began to weaken in H2 2022 as growth slowed and financial conditions tightened. Brent crude oil saw significant gains of 40% in Q1 as demand outstripped supply after Russia’s invasion of Ukraine. After rising as high as $128 per barrel in June, oil prices declined steadily in the second half of the year to $86 per barrel in December, as the prospect of a global economic slowdown weighed heavily on demand.

Quantitative and Qualitative Risk Disclosures

The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business.

Market Risk

The primary market risk exposure of our asset management business relates to its role as an asset manager of the publicly listed permanent capital vehicles and the sensitivity of base management fees earned from these affiliates due to movements in their underlying trading price. Specifically, with respect to the market risk related to base management fees earned based on the market capitalization of BEP, BIP and BBU and prior to its privatization in July 2021, BPY.

D-1-106	FORM 20-F	103

The table below outlines the impact to base management and advisory fee revenues if there was a 10% decline in the market capitalization of the aforementioned permanent capital vehicles:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
BEP	$19	$29	$21
BIP	33	39	30
BBU	7	9	6
BPY[1]	—	11	11

Revenues	$59	$88	$68

1.	As BPY was privatized in July 2021, only two quarters of fees in 2021 were exposed to the movement in market prices.

Foreign Currency Risk

We have very limited exposure to foreign currency risk as a majority of our private funds are denominated in USD. This means that a majority of the base management fees and carried interest that we earn are paid in USD, irrespective of the local currency of our underlying investor base.

Interest Rate Risk

We are not exposed to interest rate risk as we currently do not have any debt outstanding and in turn do not pay interest.

Credit Risk

Investors in our private funds make capital commitments to these vehicles via subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions as prescribed under these subscription agreements. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to deploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds. Given the diversity and creditworthiness of our over 2,000 clients, including some of the world’s largest institutional investors, sovereign wealth funds and pension plans, we are of the view that there is not a material credit risk present in our asset management business.

104	BROOKFIELD ASSET MANAGEMENT	D-1-107

APPENDIX A - BROOKFIELD ASSET MANAGEMENT ULC PRO FORMA FINANCIAL INFORMATION

The Asset Management Company is a newly incorporated Canadian unlimited liability company, incorporated for the purpose of holding our asset management business. The Corporation entered into the Arrangement which resulted in the creation of a pure play asset manager group. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to the asset management business. The contribution of these entities was considered a common control transaction and was measured at historical cost.

In addition, the asset management business entered into several agreements and arrangements which are reflected in the Unaudited Pro Forma Financial Statements, among which include:

•

The Asset Management Services Agreement under which the Manager will provide the services of its employees and its Chief Executive Officer to the asset management business on a cost recovery basis who in turn pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation provides, on a transitional basis, certain services to the Company to facilitate the orderly transfer of the asset management business;

•	The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation;
•	Certain deposit arrangements with the Corporation under which cash held by the asset management business has been placed on deposit with the Corporation at market terms;
•

The issuance of preferred tracking shares by a subsidiary of the asset management business to the Corporation, entitling the Corporation to receive all carried interest distributions received by the asset management business in respect of existing funds that have already been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.), net of associated costs, distributions received in respect of the Corporation’s limited partner interest in BSREP III U.S. investments (i.e., its invested capital), as well as 33.3% of the gross carried interest or similar distributions generated by the Asset Management Company’s managed assets into certain perpetual funds;

•

Upon completion of the Arrangement, the asset management business issued various classes of equity interest of the Company’s subsidiaries to the Corporation which have rights to priority distributions;

•

The transfer of the voting rights associated with the general partner of BSREP III to a wholly owned subsidiary of the Corporation, giving the Corporation all the relevant rights over the general partner of BSREP III; and

•

The settlement of historical due to affiliates and due from affiliates balances in the form of cash or other financial assets and transfer of certain investments historically held in the asset management business into subsidiaries of the Corporation.

The information in the Unaudited Pro Forma Statements of Income gives effect to the Arrangement as if it had been consummated on January 1, 2021. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with U.S. GAAP. The Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the historical audited combined consolidated carve-out financial statements of the asset management business for the year ended December 31, 2021, as reported in the Manager’s Form F-1 dated November 15, 2022, and historical audited consolidated financial statements of the asset management business as at and for the year ended

D-1-108	FORM 20-F	105

December 31, 2022, to give effect to the Arrangement. Given the transaction was completed on December 9, 2022 there is no additional pro forma impact to the balance sheet.

These Unaudited Pro Forma Financial Statements reflect the following:

•	Asset Management Services Agreement;

•	Transitional Services Agreement;

•	Relationship Agreement;

•	Deposit arrangement with the Corporation;

•	Assignment of general partner rights in BSREP III to a wholly owned subsidiary of the Corporation;

•	Settlement of historical due to and due from affiliates in the form of cash or other financial assets and transfer of certain investments to the Corporation; and

•	Issuance of preferred tracking shares from two wholly owned subsidiaries of the Asset Management Company to the Corporation.

The Unaudited Pro Forma Financial Statements are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited combined consolidated carve-out financial statements of the asset management business for the years ended December 31, 2021 and 2020, and historical audited combined and consolidated financial statements of the asset management business as at and for the year ended December 31, 2022, and the accompanying notes to such financial statements. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the asset management business’ financial position or results of operations had the transactions for which the asset management business is giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results.

106	BROOKFIELD ASSET MANAGEMENT	D-1-109

Brookfield Asset Management ULC Balance Sheet Adjustments – as at December 31, 2022

There are no pro forma balance sheet adjustments for the year ended December 31, 2022 as the Arrangement was completed on December 9, 2022 and all impacts of the Arrangement have been appropriately reflected in the year-end balance sheet.

YEAR ENDED DECEMBER 31, 2022 (MILLIONS)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)

Revenues
Management fee revenues
Base management and advisory fees	$2,835	$—	$74	(iii)	$2,909
Performance Fees	—	—	—		—

Total management fee revenues	2,835	—	74		2,909
Investment income
Carried interest allocations
Realized	241	—	—		241
Unrealized	249	—	—		249

Total investment income	490	—	—		490
Interest and dividend revenue	258	—	(203)	(i), (iii)	55
Other revenues	44	144	—	(v)	188

Total revenues	3,627	144	(129)		3,642

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(700)	26	—	(v)	(674)
Other operating expenses	(236)	—	—		(236)
General and administrative	(81)	—	15	(iii)	(66)

Total compensation, operating and general and administrative expenses	(1,017)	26	15		(976)
Carried interest allocation compensation	(200)	76	—	(v)	(124)
Interest expense paid to related parties	(154)	—	154	(i)	—

Total expenses	(1,371)	102	169		(1,100)

Other income (expenses), net	1,090	—	(928)	(i), (iii),(iv), (vii)	162
Share of income from equity accounted investments	146	—	—		146

Income before taxes	3,492	246	(888)		2,850
Income tax (expense) benefit	(627)	(62)	—	(vi)	(689)

Net income	2,865	184	(888)		2,161

Net (income) attributable to redeemable non-controlling interests in consolidated funds	(909)	—	909	(iii)	—
Net (income) attributable to preferred share redeemable non-controlling interest	(35)	—	(511)	(ii), (iii)	(546)
Net (income) attributable non-controlling interest	(6)	—	(92)	(iv)	(98)

Net income attributable to common shareholders	$1,915	$184	$(582)		$1,517

D-1-110	FORM 20-F	107

Brookfield Asset Management ULC Transaction Accounting Adjustments – For the year ended December 31, 2022

i.	Related Party Transactions

$2.9 billion of cash has been placed on deposit with the Corporation and bears interest annually at a market rate, subject to market adjustments. As a result, the Unaudited Pro Forma Statements of Income reflect interest income of $55 million for the year ended December 31, 2022 remaining after the following adjustments.

Interest and dividend revenue and expenses associated with the due to affiliates balances, due from affiliates balances and investments which have been repaid or transferred have been adjusted in the Unaudited Pro Forma Statements of Income as follows (excluding $22 million of interest and dividend revenue which was derecognized as a result of the deconsolidation of BSREP III; see footnote (iii)):

(millions)		Year ended December 31, 2022
Interest and dividend revenue	$	(181)
Interest expense paid to related parties		154

For the purposes of the Unaudited Pro Forma Statements of Income, other income (expenses), net income has been adjusted for the fair value movements recognized on the investments transferred to the Corporation, resulting in a decrease of $5 million for the year ended December 31, 2022.

ii.	Preferred tracking shares

In connection with the Arrangement, subsidiaries of the asset management business issued preferred tracking shares (“Tracking Shares”) to the Corporation, entitling the Corporation to retain the right to receive all carried interest distributions on mature funds which already have been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.) as well in the case of BSREP III U.S. investments, any distributions received in respect of the limited partner interest and 33.3% of the gross carried interest or similar distributions generated by the Asset Management Company’s managed assets into perpetual funds. The Tracking Shares provide the holder thereof with a redemption right equal to the fair value of carried interest receivable, net of any compensation related costs by the asset management business, as well as future LP distributions from BSREP III U.S. investments. These interests are presented as preferred share redeemable non-controlling interest within the Unaudited Pro Forma Balance Sheet, outside of permanent equity and measured at their redemption value.

All of the BSREP III U.S. investments limited partner distributions and the mature fund carried interest distributions have been allocated to the redeemable non-controlling interest as a result of their Tracking Shares which takes into consideration the contractual arrangements that govern allocation of income or loss. Net income attributable to the preferred shares held by the Corporation for the year ended December 31, 2022 amounted to $546 million.

As a result of this arrangement, the Corporation effectively retains 100% of the carried interest earned in the mature funds and their associated long-term incentive costs, whereas ongoing compensation costs of employees excluding the long-term incentive compensation associated with these funds will reside within the asset management business (subject to any rebalancing through the cost sharing agreements — see footnote (v) under “Brookfield Asset Management ULC Autonomous Entity Adjustments — For the year ended December 31, 2022”).

iii.	Assignment of BSREP III General Partner Rights to the Corporation

As a result of the Arrangement, the voting rights associated with the general partner of BSREP III were transferred to a wholly owned subsidiary of the Corporation, giving the Corporation all of the relevant rights over the general partner of BSREP III. The asset management business no longer controls or influences BSREP III. As a result, BSREP III has been deconsolidated and accounted for as a financial asset by the asset management business.

108	BROOKFIELD ASSET MANAGEMENT	D-1-111

This adjustment represents the deconsolidation of BSREP III from the asset management business, removing the impact of the consolidated results of operations and adding back management and advisory fees which were previously eliminated on consolidation as a result of intercompany arrangements.

The adjustments to the Unaudited Pro Forma Statements of Income are as follows:

(millions)		Year ended December 31, 2022
Management and advisory fees	$	74
Interest and dividend revenue		(22)
General and administrative		15
Other income (expenses), net		(976)
Net income attributable to redeemable non-controlling interest		909

iv.	Escrow Share Plan Adjustments

In connection with the Arrangement, the Corporation accelerated the vesting of the Escrow Shares and issued new shares in the Corporation to select employees. As a result, the $3 million expense recognized in relation to the Escrow Shares by the asset management business as a result of the acceleration of the vesting terms of the old awards has been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.

Brookfield Asset Management ULC Autonomous Entity Adjustments – For the year ended December 31, 2022

v.	Asset Management Services Agreement and Relationship Agreement

The adjustment to the Unaudited Pro Forma Statements of Income related to employee costs and the impact of the AMSA and Relationship Agreement reflects the following adjustments:

•

The movement of employees from the asset management business to the Manager, resulting in a reduction in unrealized carried interest allocation of $76 million and a reduction in unrealized carried interest allocation of

•

Under the AMSA, the asset management business reimburses certain employee costs associated with the Manager employees providing services to the asset management business. As a result, the impact to Compensation and benefits is a decrease of $26 million. Expenses incurred under the AMSA are offset by the impact of certain share-based cash settled awards which are required to be revalued at each balance sheet date. For the year ended December 31, 2022, the revaluation resulted in a decrease in the equity award liability and as a result the asset management business is responsible for reimbursing the difference to the Corporation.

•

As part of the AMSA and the Relationship Agreement, the cost associated with the historical long term incentive plans for employees of the asset management business will be recharged back to the Corporation who is responsible for ultimately settling the instruments at the time of exercise. As a result, the impact to Other revenue is an increase of $144 million for the year ended December 31, 2022 to represent the recharge to the Corporation.

vi.	Tax Impact

The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.

D-1-112	FORM 20-F	109

The Unaudited Pro Forma Statements of Income for the periods below have been adjusted for the tax impact of the asset management business’ pro forma adjustments are as follows:

(millions)		Year ended December 31, 2022
Benefit for taxes	$		(62)

vii.	Transaction costs

This adjustment reflects the legal, professional and other fees incurred in relation to the execution of the Arrangement. These costs have been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.

viii.	Net income attributable to non-controlling interest

Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. As a result of the Arrangement, the Corporation effectively retains 33.3% of the carried interest in new and more recent funds. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss. For the year ended December 31, 2022, net income attributable to non-controlling interests was $98 million.

YEAR ENDED DECEMBER 31, 2021 (MILLIONS)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)

Revenues
Management fee revenues
Base management and advisory fees	$2,266	$—	$126	(iii)	$2,392
Performance fees	157	—	—		157

Total management fee revenues	2,423	—	126		2,549
Investment income
Carried interest allocations
Realized	49	—	—		49
Unrealized	299	—	—		299

Total investment income	348	—	—		348
Interest and dividend revenue	293	—	(280)	(i), (iii)	13
Other revenues	23	335	—	(v)	358

Total revenues	3,087	335	(154)		3,268

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(703)	(72)	(55)	(v)	(830)
Other operating expenses	(185)	—	—		(185)
General and administrative	(132)	—	69	(iii), (v)	(63)

Total compensation, operating and general and administrative expenses	(1,020)	(72)	14		(1,078)
Carried interest allocation compensation	(211)	—	—		(211)
Interest expense paid to related parties	(171)	—	171	(i)	—

Total expenses	(1,402)	(72)	185		(1,289)

110	BROOKFIELD ASSET MANAGEMENT	D-1-113

YEAR ENDED DECEMBER 31, 2021 (MILLIONS)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)

Other income (expenses) net	1,504	—	(1,478)	(i), (iii), (iv), (vii)	26
Share of income from equity accounted investments	161	—	—		161

Income before taxes	3,350	263	(1,447)		2,166
Income tax (expense) benefit	(504)	(65)	—	(vi)	(569)

Net income	2,846	198	(1,447)		1,597
Net (income) loss attributable to redeemable non-controlling interest in consolidated funds	(977)	977		(iii)	—
Net (income) loss attributable to preferred share redeemable non-controlling interest	—	—	(488)	(ii)	(488)

Net income attributable to common shareholders	$1,869	$1,175	$(1,935)		$1,109

Brookfield Asset Management ULC Transaction Accounting Adjustments – For the year ended December 31, 2021

i.	Related Party Transactions

$2.9 billion of cash has been placed on deposit with the Corporation and bears interest annually at a market rate. As a result, the Unaudited Pro Forma Statements of Income reflect interest income of $13 million for the year ended December 31, 2021.

In addition, interest and dividend revenue and expenses associated with the due to affiliates balance, due from affiliates balance and equity instruments which have been repaid have been adjusted in the Unaudited Pro Forma Statements of Income as follows (excluding $16 million of interest and dividend revenue which was derecognized as a result of the deconsolidation of BSREP III; see footnote (iv)):

(millions)		Year ended December 31, 2021
Interest and dividend revenue	$	(277)
Interest expense paid to related parties		171

For the purposes of the Unaudited Pro Forma Statements of Income, other income (expenses), net has been adjusted for the fair value movements recognized on the investments transferred to the Corporation, resulting in a decrease of $333 million for the year ended December 31, 2021.

ii.	Preferred Tracking Shares

BSREP III U.S. investments limited partner distributions, mature and open-ended fund carried interest distributions, net of costs, have been allocated to the redeemable non-controlling interest as a result of their Tracking Shares which takes into consideration the contractual arrangements that govern allocation of income or loss. Net income attributable to preferred share redeemable non-controlling interest for the year ended December 31, 2021 amounted to $488 million.

iii.	Transfer of BSREP III General Partner Rights to Brookfield Corporation

This adjustment represents the deconsolidation of BSREP III from the asset management business, removing the impact of the consolidated results of operations and adding back management and advisory fees which were previously eliminated on consolidation as a result of intercompany arrangements.

D-1-114	FORM 20-F	111

The adjustments to the Unaudited Pro Forma Statements of Income are as follows:

(millions)		Year ended December 31, 2021

Management and advisory fees	$	126
Interest and dividend revenue		(16)
General and administrative		14
Other income (expenses), net		(1,101)
Net income attributable to redeemable non-controlling interest		977

iv.	Escrow Share Plan Adjustments

In connection with the Arrangement, the Corporation accelerated the vesting of its share awards issued to employees under the escrow share plan (“Escrow Shares”) and issued new shares in the Corporation to select employees. As a result, the $3 million expense recognized in relation to the Escrow Shares by the asset management business as a result of the acceleration of the vesting terms of the old awards has been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.

Brookfield Asset Management ULC Autonomous Entity Adjustments—For the year ended December 31, 2021

v.	Asset Management Services Agreement and Relationship Agreement

The adjustment to the Unaudited Pro Forma Statements of Income related to employee costs and the impact of the AMSA and Relationship Agreement reflects the following adjustments:

•	Reallocation of certain Corporate employee costs to align with the 2022 presentation from General administrative and other to the Compensation and benefits line of $55 million.

•

Under the AMSA, the asset management business reimburses the employee costs associated with the Manager employees providing services to the asset management business. As a result, the impact to Compensation and benefits is an increase of $72 million for the year ended December 31, 2021.

•

As part of the AMSA and the Relationship Agreement, the cost associated with the historical long term incentive plans for employees of the asset management business will be recharged back to the Corporation who is responsible for ultimately settling the instruments at the time of exercise. As a result, the impact to Other revenue is an increase of $335 million for the year ended December 31, 2021 to represent the recharge to the Corporation. Expenses incurred under the AMSA are offset by the impact of certain share-based cash settled awards which are required to be revalued at each balance sheet date. For the year ended December 31, 2021, the revaluation resulted in an increase in the equity award liability and as a result the Corporation is responsible for reimbursing the difference to the asset management business.

vi.	Tax Impact

The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.

The Unaudited Pro Forma Statements of Income for the periods below have been adjusted for the tax impact of asset management business’ pro forma adjustments are as follows:

(millions)		Year ended December 31, 2021
Income tax expense	$		(65)

112	BROOKFIELD ASSET MANAGEMENT	D-1-115

vii.	Transaction costs

This adjustment reflects the legal, professional and other fees incurred in relation to the execution of the Arrangement. These costs have been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.

5.B	LIQUIDITY AND CAPITAL RESOURCES

See Item 5.A “Operating Results – Liquidity and Capital Resources”.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

5.D	TREND INFORMATION

See Item 5.A “Operating Results — Business Environment and Quantitative and Qualitative Risk Disclosures”.

5.E	CRITICAL ACCOUNTING ESTIMATES

See Item 5.A “Operating Results — Summary of Significant Accounting Policies”.

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ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	DIRECTORS AND SENIOR MANAGEMENT

Our Board of Directors and Executive Officers

The table below presents certain information concerning the directors of the Manager as of the date of this Form 20-F.

Name(1)	Position/Title	Age	Principal Occupation(2)

Mark Carney	Chair of the Board and Head of Transition Investing; Director	57	Chair and Head of Transition Investing

Marcel R. Coutu(3)(4)(5)	Lead Independent Director	69	Corporate Director

Bruce Flatt	Chief Executive Officer; Director	57	Chief Executive Officer of the Manager and the Corporation

Olivia (Liv) Garfield(3)(5)	Director	47	Chief Executive Officer of Severn Trent

Nili Gilbert(3)(4)	Director	44	Vice Chairwoman of Carbon Direct LLC

Keith Johnson(3)(4)	Director	47	Senior Managing Director of Sequoia Heritage

Brian W. Kingston	Chief Executive Officer of Real Estate; Director	49	Chief Executive Officer of Real Estate

Allison Kirkby(3)(4)	Director	55	President and Chief Executive Officer of Telia Company

Cyrus Madon	Chief Executive Officer of Private Equity; Director	57	Chief Executive Officer of Private Equity

Diana Noble(3)(5)	Director	61	Founder of Kirkos Partners

Samuel J. B. Pollock	Chief Executive Officer of Infrastructure; Director	56	Chief Executive Officer of Infrastructure

Satish Rai(3)	Director	59	Senior Global Financial Services Executive

(1)

Mr. Carney principally lives in Ottawa, Canada. Mr. Coutu principally lives in Calgary, Canada. Mses. Garfield and Noble principally live in London, U.K. Ms. Gilbert and Mr. Kingston principally live in New York, U.S. Mr. Johnson principally lives in Wyoming, U.S. Mr. Flatt principally lives in New York, U.S., London, U.K. and Dubai, UAE. Ms. Kirkby principally lives in Stockholm, Sweden and Windsor, U.K. Messrs. Madon and Pollock principally live in Toronto, Canada. Mr. Rai principally lives in Pickering, Canada. The business address for each of the directors is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

(2)	Current principal occupation is with the Manager, unless otherwise noted. See below for the five-year history of each director.
(3)	Denotes independent director.
(4)

Member of our Audit Committee. Mr. Coutu is Chair of our Audit Committee. All members of our Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 – Audit Committees.

(5)	Member of our Governance, Nominating and Compensation Committee. Ms. Garfield is Chair of our Governance, Nominating and Compensation Committee.

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The table below presents certain information concerning the executive officers of the Manager as of the date of this Form 20-F.

Name(1)	Position/Title	Age	Principal Occupation(2)

Justin B. Beber	Chief Administrative Officer and General Counsel	53	Chief Administrative Officer and General Counsel of the Manager

Bruce Flatt	Chief Executive Officer; Director	57	Chief Executive Officer of the Manager and the Corporation

Brian W. Kingston	Chief Executive Officer of Real Estate; Director	49	Chief Executive Officer of Real Estate

Cyrus Madon	Chief Executive Officer of Private Equity; Director	57	Chief Executive Officer of Private Equity

Bahir Manios	Chief Financial Officer	44	Chief Financial Officer of the Manager

Craig W. A. Noble	Chief Executive Officer of Alternative Investments	49	Chief Executive Officer of Alternative Investments

Samuel J. B. Pollock	Chief Executive Officer of Infrastructure; Director	56	Chief Executive Officer of Infrastructure

Connor D. Teskey	President of the Manager and Chief Executive Officer of Renewable Power & Transition	35	President of the Manager and Chief Executive Officer of Renewable Power & Transition

(1)

Messrs. Beber, Madon, Manios, Noble and Pollock principally live in Toronto, Canada. Mr. Kingston principally lives in New York, U.S. Mr. Flatt principally lives in New York, U.S., London, U.K. and Dubai, UAE. Mr. Teskey principally lives in London, U.K. The business address for each of the executive officers is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

(2)	Current principal occupation is with the Manager, unless otherwise noted. See below for the five-year history of each executive officer.

Mark Carney. Mr. Carney is currently Chair of the Manager and Head of Transition Investing. In this role, he is focused on the development of products for investors that will combine positive social and environmental outcomes with strong risk-adjusted returns. Mr. Carney was a Vice Chair of the Corporation. Mr. Carney is an economist and banker who served as the Governor of the Bank of England from 2013 to 2020, and prior to that as Governor of the Bank of Canada from 2008 until 2013. He was Chair of the Financial Stability Board from 2011 to 2018. Prior to his governorships, Mr. Carney worked at Goldman Sachs as well as the Canadian Department of Finance. Mr. Carney is currently the United Nations Special Envoy for Climate Action and Finance and Co-Chair for the Glasgow Finance Alliance for Net Zero. Mr. Carney is an external member of the board of Stripe, a member of the Global Advisory Board of PIMCO, Senior Counsellor of the MacroAdvisory Partners, a member of the board of Cultivo and Advisor to Watershed. He is also a member of the Group of Thirty, Harvard University, Rideau Hall Foundation, Bilderberg, as well as the boards of Bloomberg Philanthropies, the Peterson Institute for International Economics and the Hoffman Institute for Global Business and Society at INSEAD. Mr. Carney is also Chair of the Advisory Boards of Chatham House and Canada 2020. Mr. Carney holds doctorate and master’s degrees from Oxford University and a bachelor’s degree in Economics from Harvard University.

Marcel R. Coutu. Mr. Coutu is currently and has been a director of the Manager since November 2022 and was a director of the Corporation between 2006 and November 2022. Mr. Coutu is the past Chairman of Syncrude Canada Ltd., a former President and Chief Executive Officer of Canadian Oil Sands Ltd., and Senior Vice-President and Chief Financial Officer of Gulf Canada Resources Limited, and has held a number of senior roles

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in corporate finance, investment banking, mining and oil & gas exploration and development. Mr. Coutu is a board director of IGM Financial Inc., Power Corporation of Canada, Great-West Lifeco Inc. and the Calgary Stampede Foundation Board. He is a member of the Canadian Council of Chief Executives, a past member of the Board of Governors of the Canadian Association of Petroleum Producers and a past member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Coutu holds a Bachelor of Science (Honours) in Geology from the University of Waterloo and an MBA from the University of Western Ontario.

Bruce Flatt. Mr. Flatt is currently the Chief Executive Officer of Brookfield and has served as a director of the Manager since its founding and director of the Corporation since April 2001. Mr. Flatt joined the Corporation in 1990 and became Chief Executive Officer in 2002. Mr. Flatt has been on numerous public company boards over the past three decades and does not currently sit on any external corporate boards.

Olivia (Liv) Garfield. Ms. Garfield is the Chief Executive Officer of Severn Trent, a FTSE 100 water utilities company. Before joining Severn Trent, Ms. Garfield was Chief Executive Officer of Openreach, part of the BT Group, where she spearheaded and oversaw the commercial roll-out of fibre broadband to two-thirds of the country. She joined BT in 2002 and held the pivotal roles of Group Director of Strategy and Regulation, Managing Director Commercial and Brands, Global Services and UK Customer Services Director. From 1998 to 2002, Ms. Garfield worked for Accenture as a consultant in the Communications and High Tech Market Unit, designing and implementing business change solutions across a number of industry sectors. In October 2020, Ms. Garfield was appointed Commander of the Order of the British Empire (CBE) in the Queen’s Birthday Honours for services to the water industry. Ms. Garfield holds a Bachelor of Arts (Honours) from Murray Edwards College, University of Cambridge.

Nili Gilbert. Ms. Gilbert is currently the Vice Chairwoman of Carbon Direct, a leader in scaling carbon management into a global industry through both climate technology investments and client advisory. She is also Chair of the Glasgow Financial Alliance for Net Zero’s Advisory Panel of technical experts, as well as a member of its CEO Principals Group. Ms. Gilbert also sits as the Chair of US Policy for the UN-Convened Asset Owner Alliance and serves as Chairwoman of the Investment Committees of both the David Rockefeller Fund and the Synergos Institute. She is a Senior Advisor at Boston Consulting Group (BCG) and a member of the Social Mission Board of Seventh Generation, a wholly-owned subsidiary of Unilever. Previously, she was Co-Founder and Portfolio Manager of Matarin Capital. Ms. Gilbert received her BA, magna cum laude, from Harvard University, her MBA from Columbia Business School, where she was a Toigo Fellow, and has completed programs in leadership and sustainability at Oxford and Stanford Universities. In addition, Ms. Gilbert is a CFA and CAIA charterholder.

Keith Johnson. Mr. Johnson is founder and currently Senior Managing Director of Sequoia Heritage, a global, evergreen private investment partnership investing on behalf of entrepreneurs, families and philanthropies established in 2010. Prior to Sequoia Heritage, Mr. Johnson held several investment and wealth management positions with the Stanford Management Company, Bel Air Investment Advisors and Salomon Smith Barney (acquired by Morgan Stanley). Mr. Johnson holds a Bachelor of Science in Statistics from the Brigham Young University and an MBA from the UCLA Anderson School of Management. Mr. Johnson is a CFA charterholder.

Brian W. Kingston. Mr. Kingston is currently a Managing Partner of the Manager and Chief Executive Officer of Brookfield Property Group and previously held the same role for the Corporation. Mr. Kingston joined the Corporation in 2001 and was named Chief Executive Officer of Brookfield Property Group in 2015. Prior to his current role, Mr. Kingston led the Corporation’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex. Mr. Kingston holds a Bachelor of Commerce degree from Queen’s university.

Allison Kirkby. Ms. Kirby is the President and CEO of Telia Company, the leading digital communications provider to the Nordic and Baltic region, and has built deep expertise in the TMT Sector over the past decade. She was previously President and Group CEO of TDC Group until October 2019, and President & Group CEO of

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Tele2 AB from 2015 to 2018, having been Tele2 AB’s Group CFO from 2014. She has also held financial and operational roles within 21st Century Fox, Virgin Media, Procter & Gamble and Guinness. Ms. Kirkby serves on the board of BT Group as an independent non-executive director, a position she has held since March 2019 and is currently a member of BT Group’s Audit & Risk, Compliance and Nominations Committees. Ms. Kirkby holds an Accounting degree from Glasgow Caledonian University and is a Fellow of the Chartered Institute of Management Accountants.

Cyrus Madon. Mr. Madon is a Managing Partner of the Manager, head of the Manager’s Private Equity Group and Chief Executive Officer of Brookfield Business Partners L.P. and previously held the same role for the Corporation. In this role, he is responsible for the expansion of the Corporation’s private equity business. Mr. Madon joined the Corporation in 1998 and has held a number of senior roles across the organization, including head of the Corporation’s Corporate Lending business. Prior to the Corporation, Mr. Madon worked at PricewaterhouseCoopers in Corporate Finance and Recovery. He holds a Bachelor of Commerce degree from Queen’s University. He is also on the board of the C.D. Howe Institute.

Diana Noble. Ms. Noble’s background is in private equity, venture capital and international development. She was a partner of Schroder Ventures, later Permira, for 10 years, founder CEO of eVentures and Reed Elsevier Ventures and from 2011-17 was CEO of British International Investment, the British Government’s development finance institution, investing solely in Africa and South Asia, with a dual mission of financial return and development impact. She is currently a member of the Bank of England’s Court (the Bank’s governing Board) and chaired the 2021 Court Review into Ethnic Diversity and Inclusion at the Bank. Her advisory business, Kirkos Partners advises leaders of PE/VC firms on important strategic events, such as leadership transition. She has recently published research on this topic (“When to Go and How to Go” – Founder and Leader Transition in Private Equity) with Professor Josh Lerner of Harvard Business School. She also chairs The Children’s Society and the Investment Committee of MedAccess, which accelerates access to healthcare products for patients across Africa and South Asia through innovative structures such as volume guarantees for manufacturers.

Samuel J. B. Pollock. Mr. Pollock is currently a Managing Partner of the Manager, head of the Manager’s Infrastructure Group and Chief Executive Officer of Brookfield Infrastructure Partners and previously held the same role for the Corporation. In this role, he is responsible for the expansion of the infrastructure operating business. Since joining the Corporation in 1994, Mr. Pollock has held a number of senior positions across the organization, including leading the Corporation’s corporate investment group and its private equity business. Mr. Pollock holds a Bachelor of Commerce degree from Queen’s University in Kingston, Ontario and is a Chartered Professional Accountant.

Satish Rai. Mr. Rai was formerly the Chief Investment Officer at OMERS overseeing all asset classes globally. Prior to joining OMERS in January 2015, he served as Chief Investment Officer at TD Asset Management where he previously chaired the Committee of the Advancement of Visible Minorities in Leadership Roles and was a Diversity Leadership Council member. Mr. Rai is currently a senior advisor at OMERS and additionally he serves on the Board of Fairfax India, Richcraft Homes and Second Harvest and on the Advisory Committee for Capitalize for Kids. He is a past member of the respective Boards of the University of Waterloo, Michael Garron Hospital Foundation (formerly Toronto East General Hospital Foundation), Toronto Global and Women in Capital Markets. In 2006 he received the Alumni Achievement Medal from Waterloo’s Faculty of Mathematics. Mr. Rai holds both a Bachelor of Mathematics (University of Waterloo) and a CFA and is a member of the Young Presidents’ Organization/World Presidents’ Organization.

Justin B. Beber. Mr. Beber is currently a Managing Partner, Chief Administrative Officer and General Counsel of the Manager and was a Managing Partner, Head of Corporate Strategy and Chief Legal Officer of the Corporation. In this role, he provides strategic and legal advice across the asset management business, acts as counsel to and corporate secretary for the Board and has oversight of legal, compliance and risk activities of the Manager. Since joining Brookfield in 2007, Mr. Beber has held a number of senior positions across the organization, including Head of Strategic Initiatives for Brookfield Infrastructure Group. Prior to joining Brookfield, Mr. Beber was a partner with a leading Toronto-based law firm, where his practice focused on

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corporate finance, mergers and acquisitions and private equity. Mr. Beber earned his combined MBA/LLB from the Schulich School of Business and Osgoode Hall Law School at York University and holds a Bachelor of Economics from McGill University. He is a member of the Law Society of Ontario.

Bahir Manios. Mr. Manios is currently the Chief Financial Officer of the Manager. In this role, he is responsible for overseeing finance, treasury, tax, investor relations and IT functions. Mr. Manios joined the Corporation in 2004 and most recently held the role of Managing Partner of the Corporation and the Chief Strategy Officer of Brookfield Infrastructure and Chief Investment Officer of Brookfield Reinsurance. In this capacity, he has the overall responsibility for investment performance, growth initiatives and funding activities across the business. Mr. Manios is a graduate of the School of Business and Economics at Wilfrid Laurier University and is a member of the Canadian Institute of Chartered Accountants.

Craig W. A. Noble. Mr. Noble is currently a Managing Partner and Chief Executive Officer of Alternative Investments of the Manager and previously held the same role for the Corporation. In this role, he is responsible for the Manager’s asset management business, including servicing and growing the client base and the expansion of the Corporation’s client offerings and strategies. Since joining the Corporation in 2004, Mr. Noble has held a number of senior positions across the organization, including CEO of the Corporation’s Public Securities business and various investment roles in the private and public markets. Mr. Noble holds a Master of Business Administration degree from York University and a Bachelor of Commerce degree from Mount Allison University. Mr. Noble is also a CFA charterholder.

Connor D. Teskey. Mr. Teskey is currently the President of the Manager, head of Brookfield’s Renewable Power and Transition business and Chief Executive Officer of Brookfield Renewable Partner and previously was a Managing Partner for the Corporation. In this role, he is responsible for investments, operations and the expansion of the Renewable Power & Transition business. Mr. Teskey is also Brookfield’s Head of Europe, with responsibility for overseeing the Firm’s business activities in the region. Since joining the Corporation in 2012, Mr. Teskey has held a number of senior positions across the organization, including serving as Chief Investment Officer of the Corporation’s Renewable Power and Transition business. Mr. Teskey holds a Bachelor of Business Administration (Honours) degree from the University of Western Ontario.

Indebtedness of Directors and Executive Officers

To the knowledge of the Manager, no current or former director, officer or employee of the Manager, nor any associate or affiliate of any of them, is or was indebted to the Manager at any time since its formation.

Directors’ and Officers’ Liability Insurance

The directors and officers of the Manager are covered by D&O insurance. Under this insurance coverage, the Manager is reimbursed for insured claims where payments have been made under indemnity provisions on behalf of the directors and officers of the Manager, subject to a deductible for each loss, which are paid by us. Individual directors and officers of the Manager are also reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.

6.B	COMPENSATION

Director Compensation

For the year ended December 31, 2022, our directors were entitled to an annual retainer of $250,000 for their service on the board of directors and committees of the Manager, and reimbursement of expenses incurred in attending meetings. The chair of the Audit Committee was entitled to receive an additional $35,000 and members of the Audit Committee received an additional $10,000 for serving in such positions on an annual basis. The

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chair of the Governance, Nominating and Compensation Committee was entitled to receive an additional $15,000. Amounts paid to directors during the year were prorated. All directors who regularly reside outside Toronto and New York City areas are entitled to receive an additional $15,000 on an annual basis. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the Board.

During 2022, our directors received approximately $86,013 in aggregate compensation for all services to our company and our subsidiaries.

Executive Compensation

Our named executive officers (“NEOs”) comprise the core senior management team of the Manager and include Bruce Flatt, Bahir Manios, Connor Teskey, Brian Kingston, Sam Pollock and Cyrus Madon. Compensation of our NEOs is determined and approved by the Governance, Nominating and Compensation Committee. The primary elements of total historical compensation for our NEOs include base salary, annual management incentive plan awards, and participation in long-term incentive plans.

Our NEOs received approximately $5,771,2403 in the aggregate in cash compensation, including cash incentive compensation, paid by Brookfield for all services in fiscal year 2022. In addition, our NEOs received in the aggregate options to acquire 113,375 Class A Shares and received 3,450,000 non-voting common shares (“Escrowed Shares”), granted in February 2023 in respect of performance in 2022. We did not set aside or accrue any amounts in the year ended December 31, 2022 to provide pension, retirement or similar benefits to our directors or executive officers.

The Manager’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of the Class A Shares. The purpose of these arrangements is to align the interests of the Manager’s shareholders and management and to motivate executives to improve our long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables the Manager to attract and retain talented executives.

Management Share Option Plan

The Manager’s management share option plan governs the granting to executives of options. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award, are exercisable over a ten-year period and is administered by the Board. Options are typically granted in late February or early March of each year as part of the annual compensation review. The Manager’s Governance, Nominating and Compensation Committee has a specific written mandate which includes reviewing and approving executive compensation. The Governance, Nominating and Compensation Committee makes recommendations to the Board with respect to the proposed allocation of options based, in part, upon the recommendations of the Manager’s Chief Executive Officer. The Board must then give its final approval. The number of options granted to the Manager’s NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the Manager’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the Class A Shares on the NYSE for the five business days preceding the effective grant date.

3 The Manager’s cost for fiscal 2022 for cash compensation, including cash incentive compensation is equal to its proportionate share for services received from December 9 to December 31, 2022, which totaled $363,667.

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Restricted Stock and Escrowed Stock Plans

The Manager has an escrowed stock plan (the “Manager Escrowed Stock Plan”). The Manager Escrowed Stock Plan was established to provide the Manager and its executives with alternatives to the Manager’s other long-term incentive plans which would allow executives to increase their share ownership. The plan governs the award of Escrowed Shares of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by the Governance, Nominating and Compensation Committee. Each Escrow Company is capitalized with common shares and preferred shares issued to the Manager for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase the Class A Shares. Dividends paid to each Escrow Company on the Class A Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by the Manager. The Class A Shares acquired by an Escrow Company will not be voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Class A Shares issued from treasury no more than 10 years from the award date. The value of Class A Shares issued to a holder on an exchange is equal to the increase in value of the Class A Shares held by the applicable Escrow Company.

6.C	BOARD PRACTICES

Board Structure, Practices and Committees

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to board committees are governed by the Articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Manager except as required by applicable law or the Articles. The following is a summary of certain provisions of the Articles and policies that affect the Manager’s governance.

Meetings of the Board

The Board meets at least once each quarter and holds additional meetings as necessary to consider special businesses. Private sessions of the independent directors without management present are held at the end of each regularly scheduled and special board meeting. Private sessions of the committees without management present are also held after each committee meeting.

Size, Independence and Composition of Our Board

The Manager has a policy in relation to the number of independent members on the Board in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. The Manager obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance, Nominating and Compensation Committee, which evaluates director independence based on the guidelines set forth under applicable securities laws.

The Board is comprised of twelve (12) directors, six (6) of whom are independent. We expect to appoint one additional independent directors by the annual general meeting. We expect that the Board will be majority independent no later than the annual meeting that follows the completion of the Manager’s first full fiscal year after the Arrangement.

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Election and Removal of Directors

In the election of directors, holders of the Class A Shares are entitled to elect one-half of the Board. The BAM Partnership, which holds the Class B Shares, is entitled to elect the other one-half of the Board. Consistent with the Corporation’s articles, the Manager’s Articles provide for cumulative voting for the election of directors. Each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have distributed the holder’s votes equally among the candidates for whom the holder voted.

Each of our directors will serve until the next annual meeting of shareholders of the Manager or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled by the directors and additional directors may be added by a resolution of our shareholders. A director may be removed from office by a resolution of our shareholders. A director will be removed from the Board if he or she is convicted of an indictable offence or ceases to be qualified to act as a director of a company and does not promptly resign.

Majority Voting Policy

The Board has adopted a Majority Voting Policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director, the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a meeting of the Board at which the resignation is considered. The Majority Voting Policy does not apply in circumstances involving contested director elections.

Mandate of the Board

The Board oversees the management of the Manager’s business and affairs directly and through two standing committees: Audit and Governance Committees. The responsibilities of the Board and each committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board.

The Board is responsible for:

•	overseeing the Manager’s long-term strategic planning process and reviewing and approving its annual business plan;

•	overseeing management’s approach to managing the impact of key risks facing the Manager;

•	safeguarding shareholders’ equity interests through the optimum utilization of the Manager’s capital resources;

•	promoting effective corporate governance;

•	overseeing the Manager’s ESG program and related practices;

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•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	assessing management’s performance against approved business plans;

•	appointing the Chief Executive Officer, overseeing the Chief Executive Officer’s selection of other members of the Manager’s senior management and reviewing succession planning; and

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

Term Limits and Board Renewal

The Governance, Nominating and Compensation Committee leads the effort to identify and recruit candidates to join the Board. In this context, the Manager’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Manager does not support a mandatory retirement age, director term limits or other mandatory board of directors turnover mechanisms because its view is that such policies are overly prescriptive; therefore, the Manager does not have term limits or other mechanisms that compel board of directors turnover.

The Manager does believe that periodically adding new voices to the Board can help the Manager adapt to a changing business environment and board of directors renewal is a priority. The Governance, Nominating and Compensation Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board.

Transactions in which a Director has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Manager, our asset management business or certain of our affiliates is required to disclose the nature of his or her interest to the full Board. Such disclosure may take the form of a general notice given to the Board to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss the transaction in which the director has a disclosable interest, but must abstain from voting on any vote called to approve any such transaction, and any transaction approved by the Board will not be void or voidable solely because a director failed to disclose an interest he or she had in such transaction or the director was present at or participated in the meeting in which the approval was given.

Director Share Ownership Requirements

We believe that directors can better represent shareholders if they have economic exposure to the Manager themselves. We expect that directors of the Manager hold sufficient number of the Class A Shares, restricted shares and/or DSUs having, in the aggregate, a value equal to at least two times their aggregate annual retainer fee for serving as a director of the Manager, as determined by the Board from time to time. Directors of the Manager are required to meet this requirement within six years of their date of appointment.

Committees of the Board

The two standing Audit and Governance Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

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The responsibilities of the Audit and Governance Committees are set out in written charters, which are reviewed and approved annually by the Board. It is the Board’s policy that all committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Manager’s systems and procedures for financial reporting and associated internal controls and the performance of the Manager’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as the Manager’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with the Manager’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from the Manager. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of the Manager to the Board for a determination as to whether this association affects the independent status of the director.

For so long as the Manager is required to provide our asset management business financial information to its shareholders, the Manager’s Audit Committee will have the right to engage directly with our asset management business’ external and internal auditors and to be involved in the preparation of quarterly and annual financial statements and management’s discussion and analysis for our asset management business. See Item 7.B “Related Party Transactions — Relationship Agreement”, Item 10.C “Material Contracts” and “Appendix A — Audit Committee Charter”.

Governance, Nominating and Compensation Committee

It is the responsibility of the Governance, Nominating and Compensation Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its committees, to review the effectiveness of the Board operations and its relations with management, to assess the performance of the Board, its committees and individual directors, to review the Manager’s statement of corporate governance practices and to review and recommend the directors’ compensation. The Board implements a formal procedure for evaluating the performance of the Board, its committees and individual directors – the Governance, Nominating and Compensation Committee reviews the performance of the Board, its committees and the contribution of individual directors on an annual basis.

The Governance, Nominating and Compensation Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for membership on the Board, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance, Nominating and Compensation Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of the Board. The Governance,

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Nominating and Compensation Committee is also responsible for overseeing the Manager’s and our asset management business’ approach to ESG matters, which includes a review of their ESG initiatives and any material disclosures regarding ESG matters.

The Governance, Nominating and Compensation Committee is also responsible for reviewing and reporting to the Board on management resource matters for the Manager and our asset management business, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, including Mr. Flatt in his capacity as the Manager’s Chief Executive Officer. Mr. Flatt’s compensation in his capacity as the Corporation’s Chief Executive Officer is set by the Corporation’s compensation committee. The Governance, Nominating and Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. In addition, the Governance, Nominating and Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through the Manager’s ethics hotline, a referral from the Manager’s human resources department, or otherwise.

In reviewing the Manager’s and our asset management business’ compensation policies and practices each year, the Governance, Nominating and Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Manager. The Governance, Nominating and Compensation Committee also seeks to ensure the Manager’s and our asset management business’ compensation practices do not encourage excessive risk-taking behavior by the senior management team. The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All members of the Governance, Nominating and Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment. The Board has also adopted a heightened test of independence for all members of the Governance, Nominating and Compensation Committee, which entails that the Board has determined that no Governance, Nominating and Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about the Manager’s or our asset management business’ executive compensation. We believe this additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Governance, Nominating and Compensation committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its committees. The results of this survey are reviewed by the Governance, Nominating and Compensation Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which are used by the Governance, Nominating and Compensation Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of the Board and its committees, and to provide any feedback on the individual director’s contributions.

Code of Business Conduct and Ethics

The Manager’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, the Manager maintains a Code of Conduct, a copy of which is available on our website at https://bam.brookfield.com and has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov, and has been filed as an exhibit to this

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Form 20-F. The Code of Conduct sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Conduct helps us do that.

All directors, officers and employees of the Manager are required to provide a written acknowledgment upon joining the Manager that they are familiar with and will comply with the Code of Conduct. All directors, officers and employees of the Manager are required to provide this same acknowledgment annually. The Board reviews the Code of Conduct annually to consider whether to approve changes in the Manager’s standards and practices.

6.D	EMPLOYEES

We have a team of over 2,500 investment and asset management professionals that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Approximately 100 of these are employed by the Manager and the remainder are employed by the Asset Management Company and its subsidiaries. The Manager provides the services of our employees to the Asset Management Company on a cost recovery basis under the Asset Management Services Agreement, which is described in Item 7.B “Related Party Transactions — Asset Management Services”. Our long-term approach to our business influences everything we do, including how we make investment decisions, how we support and oversee our businesses, and how we develop our people and compensate them. Our employee compensation programs link a significant portion of employee rewards to successful investment outcomes. Our emphasis on fostering collaboration enables us to benefit from a diverse set of skills and experiences. Our talent management processes and our approach to long-term compensation encourage collaboration. This shows itself in a number of ways, including in the sharing of expertise and best practices through both formal and informal channels and building relationships and capabilities through employee secondments and transfers.

We have a group of dedicated operations professionals in all our key regions that have extensive experience leading businesses. We take an active role in enhancing the performance of the assets and businesses we acquire. As a result, our operations team is fully integrated – meaning our operations professionals sit alongside our experienced investment team working hand in hand from diligence to the execution of our business plan and through the monetization phase of an investment. The team works closely with the senior management teams of the companies in which we invest to develop and implement business improvements that enable us to increase cash flow and our return on capital. While enhancement opportunities may differ across assets and businesses, they generally involve a combination of strategic repositioning, focus on operational excellence and enhanced commercial execution.

We recognize that people drive our success, and therefore hiring, developing and retaining our people is one of our top priorities. We do this by ensuring our people are constantly engaged and provide a wide range of development opportunities across all levels. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive.

6.E	SHARE OWNERSHIP

As of March 31, 2023, the directors and officers of the Manager, and their respective associates, as a group, beneficially hold direct, indirect and economic interest in approximately 7.7% of the outstanding Class A Shares.

2022 Management Share Option Plan

The 2022 MSOP is established to advance the interests of the Manager by (i) providing officers, employees or consultants of the Manager and the Asset Management Company with additional incentive; (ii) encouraging stock ownership by such persons; (iii) increasing the proprietary interest of such persons in the success of the Manager; (iv) encouraging such persons to remain with Brookfield; and (v) attracting new employees and officers. The 2022 MSOP also includes provisions that apply to options held by participants who are subject to taxation in Brazil in respect of the options. The 2022 MSOP is administered by the Board.

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The maximum number of Class A Shares that may be reserved for issuance for all purposes under the 2022 MSOP is 17,500,000 Class A Shares, subject to adjustment in accordance with the provisions of the 2022 MSOP. The maximum number of Class A Shares that may be reserved for issuance to any one person under the 2022 MSOP shall not exceed 5% of the outstanding Class A Shares (on a non-diluted basis), less the aggregate number of Class A Shares reserved for issuance to such person under any other security-based compensation arrangement of the Manager. The maximum number of Class A Shares that are issuable to insiders of the Manager at any time pursuant to the exercise of options granted under the 2022 MSOP and issuable under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares. The maximum number of Class A Shares that are issued to insiders of the Manager within a one-year period pursuant to the exercise of Options granted under the 2022 MSOP and issued under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares. The Board may determine when any option shall become vested and exercisable under the 2022 MSOP and may determine that the option shall be vested in installments. Under the 2022 MSOP, options typically become vested as to 20% at the first anniversary date after the grant and as to 20% at the end of each subsequent anniversary date up to and including the fifth anniversary date of the grant.

The 2022 MSOP is effective as of December 9, 2022 and is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

2022 Non-Qualified Management Share Option Plan

The 2022 Non-Qualified MSOP is established to advance the interests of the Manager by (i) providing officers, employees or consultants of the Manager and the Asset Management Company with additional incentive; (ii) encouraging stock ownership by such persons; (iii) increasing the proprietary interest of such persons in the success of the Manager; (iv) encouraging such persons to remain with Brookfield; and (v) attracting new employees and officers. The 2022 Non-Qualified MSOP also includes provisions that apply to options held by participants who are subject to taxation in Brazil in respect of the options. The 2022 Non-Qualified MSOP is administered by the Board.

The maximum number of Class A Shares that may be reserved for issuance for all purposes under the 2022 Non-Qualified MSOP is 12,500,000 Class A Shares, subject to adjustment in accordance with the provisions of the 2022 Non-Qualified MSOP. The maximum number of Class A Shares that may be reserved for issuance to any one person under the 2022 Non-Qualified MSOP shall not exceed 5% of the outstanding Class A Shares (on a non-diluted basis), less the aggregate number of Class A Shares reserved for issuance to such person under any other security-based compensation arrangement of the Manager. The maximum number of Class A Shares that are issuable to insiders of the Manager at any time pursuant to the exercise of options granted under the 2022 Non-Qualified MSOP and issuable under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares. The maximum number of Class A Shares that are issued to insiders of the Manager within a one-year period pursuant to the exercise of options granted under the 2022 Non-Qualified MSOP and issued under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares.

The 2022 Non-Qualified MSOP is effective as of December 9, 2022 and is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Escrowed Stock Plan

The Escrowed Stock Plan is established to award designated executives with compensation that provides the opportunity to earn investment returns tied to the performance of Class A Shares and aligns their long-term interests with those of the Manager’s shareholders. The Escrowed Stock Plan also includes a sub-plan (the “Brazil Sub-Plan”), the terms of which apply to escrowed shares offered to participants of the Escrowed Stock Plan in Brazil.

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The maximum number of shares that may be issued in aggregate under the Escrowed Stock Plan and the Brazil Sub-Plan is 11,000,000 Class A Shares, subject to adjustment in accordance with the provisions of the Escrowed Stock Plan and the Brazil Sub-Plan. The maximum number of Class A Shares that are issuable to any one person at any time pursuant to the Escrowed Stock Plan and all other security-based compensation arrangements of the Manager shall not exceed 5% of the issued and outstanding Class A Shares. The maximum number of Class A Shares that are issuable to insiders of the Manager at any time pursuant to the Escrowed Stock Plan and all other security-based compensation arrangements of the Manager shall not exceed 10% of the issued and outstanding Class A Shares. The maximum number of Class A Shares that are issued to insiders of the Manager within a one-year period pursuant to the Escrowed Stock Plan and all other security-based compensation arrangements of the Manager shall not exceed 10% of the issued and outstanding Class A Shares.

The Escrowed Stock Plan is administered by the Board. The Board is authorized, subject to the provisions of the Escrowed Stock Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Escrowed Stock Plan and to make determinations and take such other action in connection with or in relation to the Escrowed Stock Plan as it deems necessary or advisable. Any executive of the Manager and the Asset Management Company designated by the Board, or any other person designated by the Board, is eligible to participate in the Escrowed Stock Plan. The number of Escrowed Shares to be granted to each participant of the Escrowed Stock Plan will be determined at the discretion of the Board. Unless otherwise determined by the Board, the escrowed shares under the Escrowed Stock Plan will become vested as to 20% at the first anniversary of the applicable grant date and as to 20% on each subsequent anniversary of the applicable grant date up to and including the fifth anniversary of the applicable grant date. The participants of the Escrowed Stock Plan are entitled to exercise any voting rights associated with the escrowed shares, including the unvested shares.

The Escrowed Stock Plan is effective as of December 9, 2022 and is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Restricted Stock Plan

The Restricted Stock Plan is established to provide designated executives of the Manager and the Asset Management Company with compensation that will align their long-term interests with those of the Manager’s shareholders. The Restricted Stock Plan is administered by the Governance, Nominating and Compensation Committee.

Non-resident executives and key employees of the Manager and the Asset Management Company, who are not resident of Canada, designated by the Governance, Nominating and Compensation Committee, are eligible to participate in the Restricted Stock Plan. Participants of the Restricted Stock Plan will have the opportunity each year to elect to receive all or a portion of the bonus to which they may be entitled, in the form of restricted shares. Such election shall be made in accordance with the Manager’s policies from time to time. Except as otherwise determined by the Governance, Nominating and Compensation Committee, restricted shares received in lieu of a participant’s cash bonus under the Restricted Stock Plan will vest immediately and all other restricted shares will vest in equal installments of 20% on each of the first through fifth anniversaries of the date of grant unless otherwise specifically outlined at the time of the award.

The Restricted Stock Plan is effective as of December 9, 2022 and is governed by the laws of the State of New York.

ITEM 6.F	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

Section 7.A presents information regarding beneficial ownership of the Class A Shares4 by each person or entity that beneficially own 5% or more of the Class A Shares and the beneficial ownership by such persons of the Class B Shares, based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act. The Class A Shares held by the principal shareholders listed below do not entitle such shareholder to different voting rights than those of other holders of the Class A Shares. The Class A Shares and Class B Shares have different voting rights. See Item 10.B “Memorandum and Articles of Association”.

For close to 50 years, executives of the Corporation have held a substantial portion of their investment in Corporation Class A Shares, as well as stewardship of the Corporation Class B Shares, in partnership with one another, which we refer to as the “Partnership”. This Partnership, whose members include both current and former senior executives of Brookfield, each a Partner and collectively the Partners, has been and continues to be instrumental in ensuring orderly management succession while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement and a focus on long-term value creation for all stakeholders of Brookfield.

We believe that the Partnership promotes decision-making that is entrepreneurial, aligned with the long-term interests of Brookfield, and collaborative. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. We believe this is a critical component to preserving Brookfield’s culture and vision.

Over several decades, and through economic downturns and financial disruptions, the Partnership has proven itself resolutely focused on the long-term success of the Corporation for the benefit of all stakeholders. This long-term focus is considered critical to the sustainability of the asset management business.

In order to foster within the Manager the same benefits of long-term stability and continuity as the Corporation has benefited from, the share capital of the Manager has been structured to mirror that of the Corporation, providing holders of the Class A Shares with governance rights that are intended to be the same as the rights of holders of the Corporation Class A Shares. Similarly, the Class B Shares are held in the BAM Partnership, the trust that also owns the Corporation Class B Shares. The BAM Partnership owns 21,280 Class B Shares, representing 100% of the Class B Shares.

The beneficial interests in the BAM Partnership, and the voting interests in its trustee, are held as follows: one-third by Jack L. Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. These individuals, the majority of whom also are directors and officers of the Manager, also beneficially own, in the aggregate (but not as a group) approximately 10.8% of the Class A Shares. The trustee votes the Class B Shares with no single individual or entity controlling the BAM Partnership.

In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell. On an aggregate basis, Messrs. Coutu, McKenna and O’Donnell currently own less than 0.01% of the Class A Shares.

4 Beneficial ownership includes voting or investing power with respect to the securities. Class A Shares issuable in respect of securities currently exercisable or exercisable within sixty (60) days of the date of this section are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

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The Partners collectively hold direct, indirect and economic interests in approximately 75 million Class A Shares, (on a fully diluted basis) representing approximately 18% of the Manager’s issued and outstanding shares of this class. These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by investment entities named Partners Limited and Partners Value Investments LP (“PVI”).

PVI is a limited partnership under the laws of the province of Ontario and Partners Value Split Corp. is a corporation organized under the laws of the province of Ontario. Based on the Schedule 13D filed jointly by PVI and Partners Value Split Corp. on February 13, 2023, PVI is the beneficial owner of 32,583,973 Class A Shares acquired upon completion of the Arrangement representing 7.9% of the Class A Shares, over which PVI has shared voting and dispositive power through its subsidiary Partners Value Split Corp., which is holder of record of 29,902,862 Class A Shares, and its other subsidiaries, PVII BAM Holdings LP, Partners Value Investments Inc. and PVII Subco Inc.

As at March 31, 2023, directors and executive officers of the Manager collectively hold direct, indirect and economic interests in approximately 31.6 million Class A Shares, representing approximately 7.7% of the Manager’s issued and outstanding shares of this class. This includes shares held by directors and executive officers of the Manager pursuant to their pro rata interests beneficially through Partners Limited and PVI and the Manager’s escrowed share program. In particular, the Manager’s executive officers hold direct, indirect and economic interests in Class A Shares as follows:

Executive Officers	Holdings
Bruce Flatt Chief Executive Officer	17,039,014
Justin B. Beber Chief Administrative Officer and General Counsel	616,237
Bahir Manios Chief Financial Officer	83,002
Craig W.A. Noble Chief Executive Officer of Alternative Investments	591,887
Connor Teskey President of the Manager and Chief Executive Officer of Renewable Power & Transition	1,233,626
Brian W. Kingston Chief Executive Officer of Real Estate	1,706,425
Cyrus Madon Chief Executive Officer of Private Equity	3,810,792
Samuel J. B. Pollock Chief Executive Officer of Infrastructure	6,261,427

As of March 3, 2023, 357,760 of our outstanding Class A Shares were held by 2,843 holders of record in the United States, not including the Class A Shares held of record by DTC. As of March 3, 2023, DTC was the holder of record of 146,804,361 Class A Shares.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors— Risks Relating to the Manager”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

7.B	RELATED PARTY TRANSACTIONS

The Arrangement involved the division of Brookfield Asset Management Inc. (now known as Brookfield Corporation) into two publicly traded companies – the Corporation, which continues to own the capital it held prior to the Arrangement plus 75% of the Asset Management Company and the Manager, which owns 25% of the Asset Management Company. Our asset management business is a leading global alternative asset management

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business. The Arrangement was designed to enhance long-term value for shareholders by creating separate identities for these two distinct businesses, while preserving the mutual benefit and competitive advantages derived from the combination of the Corporation’s significant resources and the Manager’s asset management business. We believe this benefits the Manager and the Corporation and thus their respective shareholders. We believe the Corporation continues to be aligned with the Manager as a 75% owner of the Asset Management Company and given its entitlement to receive 33% of the carried interest on new sponsored funds of the Asset Management Company, will invest capital in the Asset Management Company’s sponsored funds, while also investing capital in and pursuing its own business initiatives. We expect this will preserve the synergies and alignment that have long existed between our asset management business and proprietary capital, including the sharing of industry expertise and accessing the operating expertise across the Corporation’s platforms. Due to the Manager’s and the Corporation’s ownership interest in the Asset Management Company, if the Corporation and the Manager do not make pro rata investments in the Asset Management Company, whether in connection with acquisitions or otherwise, the relative percentage shareholdings of the Corporation and the Manager would change.

See also Note 7 to the Manager’s consolidated financial statements and Note 14 to the Asset Management Company’s consolidated and combined financial statements, included in this Form 20-F.

In connection with the Arrangement, the Manager, the Corporation and/or the Asset Management Company, as applicable, entered into a number of agreements as described below.

Relationship Agreement

The Corporation, the Manager and the Asset Management Company have entered into the Relationship Agreement to govern aspects of their relationship following the Arrangement. Under the Relationship Agreement, the Corporation, directly or through its subsidiaries (excluding our asset management business) or Brookfield Reinsurance, has the right (but not the obligation) to participate up to 25% in each new sponsored fund or other entity of our asset management business. Any commitment of our asset management business to such sponsored fund is separate from the up to 25% allocation of the Corporation. For the Corporation’s perpetual affiliates, existing fee arrangements continue to apply. For any capital committed by the Corporation or a subsidiary (other than a perpetual affiliate) or Brookfield Reinsurance, a fee may be paid as agreed between the relevant party and our asset management business; in other cases, particularly where such capital is of strategic value to supporting our asset management business’ activities, no fee may apply.

The Corporation has no obligation to provide backstops or other guarantees relating to new investments or acquisitions, or to commit capital on a transitional basis while other investors are being sourced, but any arrangements or understandings existing at the time of completion of the Arrangement have been continued. Moreover, if the Corporation (i) makes transitory investments, it is generally entitled to receive the same cost of carry for such investment as the relevant fund of our asset management business is entitled to under its fund documents (typically 8%) or (ii) provides backstops or guarantees, it is entitled to receive stand-by / commitment fees at market rates, in each case, unless otherwise agreed to by the parties. In connection with other arrangements, the Corporation is entitled to receive such other compensation as otherwise may be mutually agreed between the parties.

The Corporation retains all of the ownership interests in the perpetual affiliates. The Asset Management Company is entitled to receive the incentive distributions (if any) paid. In addition, the Manager and the Asset Management Company agree with the Corporation that they perform (or cause the Service Providers to perform) all obligations that the Service Providers have under the Master Services Agreements and Affiliate Relationship Agreements. The base management fee is earned by the Service Providers and the parties agree that these agreements cannot be terminated without the Corporation’s consent. See Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates” below.

From a management perspective, Bruce Flatt, the Corporation’s Chief Executive Officer, was appointed as the Chief Executive Officer of the Manager and allocates his time between the two companies. In addition to other

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senior management personnel of the Manager or the Asset Management Company, the chief executive officer of the Manager and the Manager’s business group CEOs, who are currently Messrs. Kingston, Madon, Pollock and Teskey, serve on the investment committees suitable to their business group. Additionally, the Corporation’s chief executive officer and another senior management nominee from the Corporation serve on the investment committees for each of our strategies.

The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business (which includes more recently raised funds such as BIF V, BGTF, BCP VI and BSREP IV) and similar distributions in open-end funds (such as Brookfield Super-Core Infrastructure Partners and Brookfield Premier Real Estate Partners) and retains 100% of the carried interest earned on mature funds (including BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.). For more information on the Corporation’s entitlement to these amounts, see “— Sharing of Carried Interest and Other Distributions” below. The Corporation and the Asset Management Company are responsible for clawback obligations in relation to carried interest or similar distributions in the same proportion as their entitlements.

The Asset Management Company has a pre-emptive right over acquisition opportunities presented to the Corporation that relate to businesses whose revenues are predominantly derived from asset management activities, but the Corporation is not otherwise subject to restrictions in its pursuit of any other types of acquisitions or transactions.

Our asset management business continues to be supported by Brookfield’s operating capabilities, including its approximately 200,000 employees, on commercial terms that are in accordance with agreed rates (wherever in place) or otherwise on terms consistent with protocols and past practice. In addition, the parties implement secondment and other initiatives among them, their subsidiaries and their portfolio companies that are designed to develop employees and allocate resources effectively, all on terms consistent with protocols and past practice.

Customary office sharing arrangements have been entered into among the Corporation, the Manager and other affiliates with our asset management business to share physical office space, in line with the Corporation’s existing affiliate transaction protocols and subject to agreement on corporate cost allocation.

For so long as the Manager is required to provide financial information related to our asset management business to its shareholders, the Manager’s Audit Committee has the right to engage directly with the external and internal auditors of our asset management business and to be involved in the preparation of quarterly and annual financial statements and management’s discussion and analysis for the Asset Management Company. See Item 6.C “Board Practices — Committees of the Board — Audit Committee”. Each of the Corporation and the Manager also has the right to request access to information, in its capacity as a shareholder, including to present to its board of directors or board committees or for the preparation of its financial statements. In addition, the Manager’s Governance, Nominating and Compensation Committee is permitted to oversee the review and setting of the compensation policies and practices of our asset management business. See Item 6.C “Board Practices — Committees of the Board — Governance, Nominating and Compensation Committee”.

The Corporation is indemnified for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from any of the Affiliate Relationship Agreements or the Master Services Agreements, to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the bad faith, fraud, willful misconduct or gross negligence of the Manager or our asset management business, respectively, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of the Manager / the Asset Management Company, or any of their affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of the Manager / the Asset Management Company, under this indemnity is equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the applicable Master Services Agreement.

The Relationship Agreement continues in perpetuity and is only terminable with the mutual consent of the Corporation and the Manager. A copy of the Relationship Agreement has been filed as an exhibit to this Form 20-F.

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Ownership and Governance of Our Asset Management Business

Voting Agreement

The Corporation and the Manager have entered into the Voting Agreement in order to provide for the following agreements relating to the board of directors of the Asset Management Company:

•	the number of directors of the Asset Management Company is fixed at four directors, unless agreed otherwise, notwithstanding a change in the shareholding of either party;

•

each of the Corporation and the Manager has the right to nominate one-half of the directors of the Asset Management Company and agrees to vote its shares in favour of those four nominated directors; and

•

each nominated director may at any time and for any reason be removed from the board of the Asset Management Company by the shareholder that nominated the director (and only that shareholder), and the vacancy created, and any other vacancy, will also be filled by a director nominated by the shareholder whose nominated director has left the board.

The Voting Agreement is not a unanimous shareholder agreement and does not give either party additional governance rights relating to, or take any powers away from, the directors of the Asset Management Company to manage or supervise the management of the business and affairs of the Asset Management Company.

The Voting Agreement continues in perpetuity, and is only terminable with the mutual consent of the Corporation and the Manager. A copy of the Voting Agreement has been filed as an exhibit to this Form 20-F.

Articles of the Asset Management Company

The articles of the Asset Management Company provide for the following key terms, which are customary, that are important to the governance of the Asset Management Company:

•	ordinary resolutions of shareholders require approval by a majority of the votes cast;

•	special resolutions of shareholders require approval by 66 2/3% of the votes cast;

•	board matters require majority approval;

•	further issuances of common shares require the approval of the board;

•	common shares are only transferable with the approval of the board; and

•	amendments to the articles generally require the approval of the shareholders by special resolution.

Services Agreements

Two services agreements have been entered into in respect of our asset management business, the material terms of which are summarized below.

Asset Management Services Agreement

The Manager provides the services of its employees to our asset management business on a cost recovery basis under a perpetual agreement with the Asset Management Services Agreement. The services provided to our asset management business by these individuals include investment, asset management services, fundraising, investor relations services and other services. The Asset Management Company pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Other than Mr. Flatt, the Manager’s employees/executives spend all their time discharging their duties as officers and employees of the Manager and towards responsibilities related to our asset management business, in accordance with the Asset Management Services Agreement. A copy of the Asset Management Services Agreement has been filed as an exhibit to this Form 20-F.

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The Manager awards options or other long term incentive awards to its employees. See Item 6.B “Compensation”. Further, as may be agreed with the Asset Management Company from time to time, the Manager may award options or other long term incentive awards to employees of our asset management business. Our asset management business compensates the Manager for the costs associated with these awards.

Transitional Services Agreement

The Corporation, the Manager and the Asset Management Company have entered into the Transitional Services Agreement pursuant to which (i) our asset management business agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resource, internal audit and information technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Asset Management Company to facilitate the orderly transition of our asset management business (the services, collectively, being “Transitional Services”). The Transitional Services are provided, at cost, for a period of three years after the effective date of the Arrangement, unless extended by mutual agreement. A copy of the Transitional Services Agreement has been filed as an exhibit to this Form 20-F.

Our asset management business also provides to the Corporation, as requested from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.

Governance and Management of Perpetual Affiliates

We provide services to the Corporation’s perpetual affiliates – BEP, BIP, BBU and BPY. Our asset management business includes the service providers to the perpetual affiliates (collectively with their affiliates, the “Service Providers”) and, in the case of BEP and BIP, has acquired the subsidiary of the Corporation that is entitled to receive incentive distributions. Our asset management business, the other Service Providers and their respective affiliates remain and are bound by the terms of the agreements relating to the governance and management of the perpetual affiliates, being relationship agreements (the “Affiliate Relationship Agreements”) and the master services agreements (“Master Services Agreements”).

The following is a summary of the material terms of the Affiliate Relationship Agreements, Master Services Agreements and other matters relating to the perpetual affiliates that continue to apply to the Corporation, our asset management business and the other Service Providers. Copies of the Affiliates Relationship Agreements and Master Services Agreements have been filed as exhibits to the annual reports on Form 20-F of each applicable perpetual affiliate.

Affiliate Relationship Agreements

The Affiliate Relationship Agreements (which exist in the case of BEP, BIP and BBU) govern aspects of the relationship among the Corporation and the Service Providers (including our asset management business), on the one hand, and each of the perpetual affiliates and their related entities (collectively the “Service Recipients”), on the other hand.

Pursuant to the Affiliate Relationship Agreements, the Corporation has agreed that each of the perpetual affiliates serves as the primary entity through which the Corporation makes acquisitions within its stated strategy on a global basis, being: BEP—renewable power; BIP—infrastructure; and BBU—business services and industrial operations.

An integral part of the Corporation’s strategy is to pursue acquisitions through consortium arrangements with institutional partners, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. The Corporation (through our asset management business) has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that the perpetual affiliates operate and our asset management business may in the future establish similar funds. Nothing

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in the Affiliate Relationship Agreements limits or restricts the Corporation or the Service Providers from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any acquisition. The Corporation agrees to offer the perpetual affiliates the opportunity to take up the Corporation’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition within these stated strategies that are suitable for the perpetual affiliates, subject to certain limitations. To the extent that the perpetual affiliates invest in or alongside funds created, managed or sponsored by us, they may pay a base management fee (directly or indirectly through an equivalent arrangement) on a portion of their capital that is comparable to the base management fee payable pursuant to the Master Services Agreements. In this case, the base management fee payable pursuant to the Master Services Agreements is generally reduced on a dollar-for-dollar basis by the perpetual affiliate’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement. The payment of base management fees under such other arrangements does not have any impact on the incentive distribution amount (if any) the perpetual affiliates may pay.

The Corporation’s (and our) commitment to the perpetual affiliates is subject to a number of limitations such as their financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and whether it fits with their strategy, limitations arising from the tax and regulatory regimes that govern their affairs and certain other restrictions. Under the terms of the Affiliate Relationship Agreements, the perpetual affiliates have acknowledged and agreed, among other things, that:

•

subject to being provided an opportunity to participate on the basis described above, the Corporation and the Service Providers may pursue other business activities and provide services to third parties that compete directly or indirectly with the perpetual affiliates; and

•

the Corporation and the Service Providers have established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of the Corporation’s or the Service Providers’ professionals and the information and acquisition opportunities they generate during the normal course of their activities and some of these entities may have objectives that overlap with the perpetual affiliates’ objectives or may acquire businesses that could be considered appropriate acquisitions for the perpetual affiliates, and that the Corporation may have financial incentives to assist those other entities over the perpetual affiliates.

In the event of the termination of the Master Services Agreement for a perpetual affiliate, the Affiliate Relationship Agreement would also terminate, including the Corporation’s and our commitments to provide the perpetual affiliate with acquisition opportunities, as described above. As provided in our Relationship Agreement, we are not permitted to terminate an Affiliate Relationship Agreement without the consent of the Corporation.

Master Services Agreements

The Service Recipients have entered into Master Services Agreements pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administrative services to the Service Recipients. The following is a summary of certain provisions of the Master Services Agreements.

Appointment of the service providers and services rendered

Under the Master Services Agreements, the Service Recipients have appointed the Service Providers to provide or arrange for the provision by an appropriate Service Provider of management and administrative services, including the following:

•	providing overall strategic advice to the applicable Service Recipients including advising with respect to the expansion of their business into new markets;

•

identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

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•

recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalent governing bodies of the operating businesses;

•	making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating businesses;

•	making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by the perpetual affiliates;

•

monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, including making recommendations with respect to, and supervising the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient, and overseeing the preparation of the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements;

•

making recommendations in relation to and effecting, when requested to do so, the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent governing body may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for the perpetual affiliates only for purposes of applicable securities laws; and

•	providing individuals to act as senior officers of the Service Recipients as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent governing body.

The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of the applicable Service Recipients. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.

Any Service Provider may, from time to time, appoint an affiliate of the Corporation to act as a new Service Provider under the applicable Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.

Management fee

Pursuant to the Master Services Agreements, the Service Providers receive a quarterly base management fee (generally 0.3125% (1.25% annually), but subject to some exceptions) of the total capitalization of the perpetual affiliates and their related entities. The aggregate base management fees paid by the perpetual affiliates for the year ended December 31, 2022 was $984 million.

To the extent that perpetual affiliates, directly or indirectly, are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of their capital that is invested in the Corporation (including our asset management business) sponsored funds comparable to the base management fee, the base management fee payable for each quarter in respect thereof generally is reduced on a dollar-for-dollar basis by the perpetual affiliate’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The base management fee is not reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the applicable limited partnership agreement for the perpetual affiliate), or any other fees that are payable by any operating entity to the Corporation (including our asset management business) for services that are outside the scope of the Master Services Agreements.

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Reimbursement of expenses and certain taxes

The relevant Service Recipient reimburses the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration services of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Service Providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under the Master Services Agreements. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any asset or business that is made or that is proposed to be made by us. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreements.

The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, withholding or other similar taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreements, any service agreement or any agreement the Master Services Agreements contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.

Termination

The Master Services Agreements continue in perpetuity until terminated in accordance with their terms. However, the Service Recipients may terminate the applicable Master Services Agreement upon written notice of termination if any of the following occurs:

•

any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a prescribed period after written notice of the breach is given to such Service Provider;

•	any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•	any of the Service Providers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or

•	certain events relating to the bankruptcy or insolvency of each of the Service Providers.

The Service Recipients have no right to terminate for any other reason, including if any of the Service Providers or the Corporation experiences a change of control.

The Master Services Agreements expressly provide that the Master Services Agreements may not be terminated due solely to the poor performance or the underperformance of the perpetual affiliates.

The Service Providers may terminate the Master Services Agreements upon written notice of termination to the Service Recipients if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Providers and the default continues unremedied for a prescribed period after written notice of the breach is given

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to the Service Recipient. The Service Providers may also terminate the Master Services Agreements upon the occurrence of certain events relating to the bankruptcy or insolvency of the Service Recipients.

If a Master Services Agreement is terminated, the corresponding Affiliate Relationship Agreement and any obligations of the Corporation and our asset management business under the Affiliate Relationship Agreement will also terminate.

Indemnification and limitations on liability

Under the Master Services Agreements, the Service Providers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and are not responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. In addition, under the Master Services Agreements, the Service Providers and the related indemnified parties are not liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, agent, employee or other specified person of the Service Providers or any of their affiliates, is equal to the amounts previously paid by the Service Recipients in respect of services pursuant to the Master Services Agreements in the two most recent calendar years. The Service Recipients have agreed to indemnify the Service Providers, their affiliates, directors, officers, agents, employees and other specified persons to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a governmental authority or in connection with the perpetual affiliates’ respective businesses, investments and activities or in respect of or arising from the Master Services Agreements or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside activities

The Master Services Agreements do not prohibit the Service Providers or their affiliates from engaging in other business activities or sponsoring, or providing services to, third parties that compete directly or indirectly with the Service Recipients.

Other services

The Service Providers may provide services which are outside the scope of the Master Services Agreements under arrangements that are on market terms and conditions and pursuant to which the Service Providers receive fees.

Incentive Distributions

Our asset management business is entitled to performance or incentive distributions in respect of funds and some of the perpetual affiliates.

For example, in the case of BEP and BIP, our asset management business holds a security that entitles it to incentive distribution rights that are based on the amount by which quarterly distributions exceed specified target levels; and in the case of BBU, the incentive distribution amount for a quarter is equal to (a) 20% of the growth in the market value of its units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) a BBU unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the Redemption-Exchange Units into units). For the

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purposes of calculating incentive distributions, the market value of the BBU units is equal to the quarterly volume-weighted average price of the BBU units on the principal stock exchange for the BBU units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter. The Incentive Distribution Threshold as at December 31, 2022 is $31.53, reflecting the adjusted high-watermark resulting from the special distribution of BBUC.

The aggregate incentive distributions by the perpetual affiliates for the year ended December 31, 2022 was $335 million.

To the extent that a perpetual affiliate or one of its related entities pays to the Corporation (including our asset management business) any comparable performance or incentive distribution, the amount of any future incentive distributions payable by the perpetual affiliate is reduced in an equitable manner to avoid duplication of distributions.

Sharing of Carried Interest and Other Distributions

Our revenues consist of contractual base management fees, transaction and advisory fees, and performance income or carried interest and similar distributions. The Manager’s returns are earned from its interest in our asset management business. For more information on how our asset management business earns revenues, please see the discussions under Item 4.B “Business Overview”.

For new and more recent funds (which includes funds with a more recent vintage such as BIF V, BGTF, BCP VI and BSREP IV) and open-end funds (such as Brookfield Super-Core Infrastructure Partners and Brookfield Premier Real Estate Partners), our asset management business receives 66.7% of the gross carried interest or similar distributions generated by our managed assets (a portion of which is used by our asset management business to cover management compensation and other costs), with the remainder being received by the Corporation. The Corporation is entitled to receive similar interests in future funds pursuant to the terms of the Relationship Agreement, regardless of participation. The Corporation and our asset management business are responsible for clawback obligations in relation to carried interest or similar distributions in the same proportions noted above. This economic interest does not entitle the Corporation to any governance rights or direct influence over these funds except as described below or as otherwise described in the Relationship Agreement.

For mature funds that have already been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.), the Corporation retains the right to receive 100% of the gross carried interest distributions received by our asset management business in respect of the funds, as well as, in the case of BSREP III U.S. investments, any distributions received in respect of the Corporation’s limited partner interest, which are also contributed into our asset management business as part of the Pre-Arrangement Reorganization. The Corporation receives these amounts, as well as its 33.3% share of similar distributions on open-end funds, through the payment of dividends, as and when declared by the board of directors of subsidiaries of our asset management business, on minority investments (the “Tracking Shares”) that the Corporation owns in the subsidiaries. The board of directors of these subsidiaries pay dividends to the Corporation on the Tracking Shares in an amount equal to the distributions received from the tracked carried interest (or, in the case of the open-end funds, 33.3% of the similar distributions received). These Tracking Shares are entitled to vote, together with the common shares owned indirectly by our asset management business, in respect of the applicable subsidiary of our asset management business. On a liquidation or redemption of the applicable subsidiary, the holder of the Tracking Shares is entitled to receive a preferred amount equal to the fair market value of the tracked distributions. To the extent that any employees of the Manager or our asset management business are entitled to receive any carried interest from the older funds, the Corporation either distributes such carried interest directly to these employees or reimburses their employing entities for a matching amount.

For the general partner of BSREP III, in addition to the economic entitlement represented by the Tracking Shares, the Corporation and our asset management business have also entered into a voting agreement that gives the Corporation voting rights over the general partner. As a result, the capital deployed in BSREP III is not accounted for as an equity investment.

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Our asset management business has made a commitment to BSREP III in the amount of $2.75 billion, $1.8 billion of which has already been funded. See Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information on the commitment to BSREP III and the sharing of carried interest between the Corporation and our asset management business.

Credit Facilities

Corporation Credit Facility

The Asset Management Company entered into a credit agreement, dated as of November 8, 2022, with the Corporation, as lender, providing for a five-year revolving $300 million credit facility (the “Corporation Credit Facility”). The Corporation Credit Facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. Advances bear interest at the forward-looking term rate based on SOFR plus 0.10%, the base rate, the prime rate or the CDOR, in each case plus an applicable spread and subject to adjustment from time to time as the parties may agree. In addition, the Corporation Credit Facility contemplates deposit arrangements pursuant to which the lender would, with the consent of the borrower, deposit funds on a demand basis to the borrower’s account at a reduced rate of interest. There were no draws on this Corporation Credit Facility during the period covered by this Form 20-F. As of March 3, 2023, approximately $180 million was outstanding under the Corporation Credit Facility.

Manager Credit Facility

The Manager entered into the Manager Credit Facility. The Manager Credit Facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. Advances bear interest at the forward-looking term rate based on SOFR plus 0.10%, the base rate, the prime rate or CDOR, in each case plus an applicable spread and subject to adjustment from time to time as the parties may agree. In addition, the Manager Credit Facility contemplates deposit arrangements pursuant to which the lender would, with the consent of the borrower, deposit funds on a demand basis to the borrower’s account at a reduced rate of interest. There were no draws on this Manager Credit Facility during the period covered by this Form 20-F. As of March 3, 2023, approximately $145 million was outstanding under the Manager Credit Facility.

A copy of the Manager Credit Facility has been filed as an exhibit to this Form 20-F.

Deposit Arrangement

Our asset management business has $3.3 billion of cash to fund future operations, which is, until it is deployed by our asset management business, put on deposit with the Corporation at a pre-agreed rate of interest.

Tax Matters Agreement

The Corporation, the Manager and the Asset Management Company have entered into the Tax Matters Agreement that governs each parties’ respective rights, responsibilities and obligations with respect to allocation of tax liabilities, the preparation and filing of tax returns, the payment of taxes, the control of tax contests and certain other matters regarding taxes. A copy of the Tax Matters Agreement has been filed as an exhibit to this Form 20-F.

Covenants

The Tax Matters Agreement contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes. In general, the Tax Matters Agreement provides that the party that is responsible for filing and making any tax payments under applicable law generally shall be the party primarily responsible for preparing and filing such tax returns. The Tax Matters Agreement also assigns responsibilities for administrative tax matters, such retention of records and the control and conduct of tax audits, examinations or other similar

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proceedings. The party responsible for preparing and filing a given tax return generally has authority to control tax contests related to any such tax return, subject to certain notice, assistance and cooperation provisions to the extent the resolution of such tax contest has the potential of impacting another party’s tax liability.

The Tax Matters Agreement also contains certain covenants that, for a period of two years after the effective date of the Arrangement, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the Pre-Arrangement Reorganization, the Arrangement or any transaction contemplated by the Arrangement Agreement to be taxed in a manner that is inconsistent with the manner provided for in the Tax Opinions (as defined in the Tax Matters Agreement). The foregoing restrictions may limit for a period of time the ability of the Corporation, the Manager and the entities conducting our asset management business to pursue certain strategic transactions or other transactions; however, such restrictions are designed to preserve the intended Canadian and U.S. federal income tax treatment of the Arrangement.

Indemnification

Pursuant to the Tax Matters Agreement, the parties each agree to indemnify and hold harmless the other parties and their representatives against any losses suffered or incurred by the others as a result of or in connection with a breach of any covenant made by the indemnifying party under the Tax Matters Agreement.

Trademark Sublicense Agreement

The Manager has entered into the Trademark Sublicense Agreement with the Corporation pursuant to which the Manager has obtained a non-exclusive, royalty-free license to use the name “Brookfield” and the “Brookfield” logo. Other than under this limited license, the Manager does not have a legal right to the “Brookfield” name or the “Brookfield” logo. Our asset management business is also entitled to use the “Brookfield” name and the “Brookfield” logo under a similar license.

The Corporation may terminate the Trademark Sublicense Agreement upon 30 days’ prior written notice of termination if any of the following occurs:

•	upon termination of the Relationship Agreement or the Voting Agreement;

•

the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of the breach is given to the licensee;

•	the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;

•	certain events relating to a bankruptcy or insolvency of the licensee; or

•	if the Corporation ceases to own at least 25% of the common shares of our asset management business.

A copy of the Trademark Sublicense Agreement has been filed as an exhibit to this Form 20-F.

Conflicts of Interest

As described above, our structure (including the structure of our asset management business) and the terms of the Relationship Agreement and other arrangements among the Manager, the Corporation and our asset management business create meaningful alignment of interest between these parties, in particular:

•	the Manager and the Corporation each own 25% and 75% of the common shares of the Asset Management Company, respectively;

•

the Corporation, principally through its perpetual affiliates, has historically been one of the largest single investors in sponsored funds of our asset management business. In addition, the Corporation, directly or through its subsidiaries (excluding our asset management business) or Brookfield Reinsurance, has the right to participate up to 25% (net of any participation of our asset management

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business) in each new sponsored fund of our asset management business on such fee arrangements as may be agreed between our asset management business and the Corporation (which in certain cases may be no fees);

•

the Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business (which includes more recently raised funds such as BIF V, BGTF, BCP VI and BSREP IV); and

•	the Class B Shares are held in the BAM Partnership, the trust that also owns the Corporation Class B Shares.

However, conflicts of interest might arise between the Corporation and the Manager, including in the way that our asset management business is managed. Activities and transactions that give rise to potential conflicts of interests between the Manager, the Manager’s shareholders and our asset management business, on the one hand, and the Corporation, on the other hand, generally are resolved by a conflicts committee set up by the Manager in accordance with the principles summarized below and in accordance with conflicts management policies, which are also approved by the Manager’s independent directors. While recognizing the benefit to the Manager of its relationship with the Corporation and the Manager’s intent to seek to maximize the benefits from this relationship, the Manager generally looks for potential conflicts to be resolved on the basis of transparency and, where applicable, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Board reviews all potential situations that may present a conflict of interest and, to the extent not already addressed by existing policies, the same is addressed by way of new protocols, which are approved by a conflicts committee and the Manager’s independent directors. The Manager’s conflicts management policies may be amended from time to time at the discretion of the Board.

Pursuant to the conflicts management policy of the Manager, certain conflicts of interest do not require the approval of the Manager’s independent directors, provided they are addressed in accordance with pre-approved parameters. The Manager is required to seek the prior approval of its independent directors for certain transactions, including, among others, for the following matters/activities: (i) subject to certain exceptions, material acquisitions by perpetual affiliates from, and dispositions by perpetual affiliates to, the Corporation; (ii) material acquisitions whereby a perpetual affiliate and the Corporation are purchasing different assets as part of a single transaction; (iii) the dissolution of a perpetual affiliate; (v) any material amendment to the Relationship Agreement, the Master Services Agreements, the Affiliate Relationship Agreements or other material contracts involving the Corporation; and (vi) any other material transaction involving us and the Corporation. The Manager’s independent directors may delegate oversight and decision making in respect of these matters to a committee of such directors. In addition, pursuant to the conflicts management policy, the Manager’s independent directors may grant prior approvals for certain type of transactions and/or activities, in the form of general guidelines, policies or procedures that must be followed in connection with such transactions and/or matters, and in which case no further special approval is required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with pre-approved guidelines, policies or parameters.

In certain circumstances, transactions and/or activities may be related party transactions and/or activities for the purposes of, and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. Special committees of the Board may be formed from time to time to review particular matters related to such transactions. Furthermore, the Governance, Nominating and Compensation Committee also reviews and conducts oversight of all significant proposed related party transactions and situations involving potential conflicts of interest that are not required to be dealt with by an independent special committee.

See Item 3.D “Risk Factors—Risks Relating to the Manager”.

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Other Related Party Transactions

From time to time, Brookfield and its related entities may purchase securities offered by the Manager.

7.C	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

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ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18. “Financial Statements”.

Dividend Policy

See Item 5.A “Operating Results — Liquidity and Capital Resources—Dividends Policy”, which contains information regarding our dividend policy. Also see Item 10.B “Memorandum and Articles of Association — Class A Limited Voting Shares — Dividends”.

Legal Proceedings

See Item 18. “Financial Statements”.

8.B	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

9.A	OFFER AND LISTING DETAILS

Our Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”. The Class A Shares began trading on the NYSE and the TSX on December 12, 2022.

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

See Item 9.A. “The Offer and Listing — Offer and Listing Details”.

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

Not applicable.

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10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

The Manager is authorized to issue an unlimited number of Class A Preference Shares, an unlimited number of Class A Shares and 21,280 Class B Shares. As of December 31, 2022, there were 412,201,980 Class A Shares issued and outstanding, 21,280 Class B Shares issued and outstanding, and there are no issued and outstanding Class A Preference Shares.

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares, Class A Shares, Class B Shares and Special Limited Voting Shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of the Articles.

Class A Preference Shares

Series

The Class A Preference Shares may be issued from time to time in one or more series. The Board fixes the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Manager shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the Articles. Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Class A Shares and Class B Shares

The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board) and the return of capital on the liquidation, dissolution or winding up of the Manager or any other distribution of the assets of the Manager among its shareholders for the purpose of winding up its affairs.

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Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Manager’s shareholders, other than meetings at which holders of only a specified class or series may vote, and is entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be. On any matters for the Manager that require shareholder approval, approval must be obtained from the holders of the Class A Shares and the holder of the Class B Shares, in each case voting separately as a class. In the event that holders of Class A Shares vote for a resolution and the holder of Class B shares votes against, or vice versa, such resolution would not receive the requisite approval and would therefore not be passed.

Election of Directors

In the election of directors, holders of Class A Shares are entitled to elect one-half of the Board and holders of Class B Shares are entitled to elect the other one-half of the Board.

The Articles provide that each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

The Articles provide that decisions of the directors are to be decided by a majority of votes and do not contain processes or procedures, such as a casting vote, to break a decision-making deadlock at the Board.

Other Provisions

On December 9, 2022, the Manager, the BAM Partnership and Computershare Trust Company of Canada entered into the 2022 Trust Agreement. The 2022 Trust Agreement provides, among other things, that the BAM Partnership will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The 2022 Trust Agreement also provides that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares.

These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership agrees to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.

Charter Documents

Under the BCBCA, a company’s charter documents consist of a “notice of articles”, which set forth, among other things, the name of the company, the amount and type of authorized capital and whether any special rights and

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restrictions are attached to each class or series thereof, and certain information about the directors of the company, and the “articles”, which govern the management of the company’s affairs and set forth the special rights and restrictions attached to each authorized class or series of shares. The notice of articles is filed with the BC Registrar, while articles are filed only with the company’s records office.

Shareholder Resolution Approvals

Under the BCBCA, generally the vote of shareholders required to pass resolutions approving matters is a simple majority of votes cast at a meeting. However, fundamental changes generally require a resolution passed by a special majority of the votes cast by shareholders entitled to vote on the resolutions (i.e., two-third of the votes cast, unless a greater majority of up to three-quarters is required by the articles), unless the BCBCA or the articles require a different type of resolution to make such change. Accordingly, certain alterations to a British Columbia company, such as a name change or certain changes in its authorized share structure, can be approved by a different type of resolution where specified in the articles, subject always to the requirement that a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the notice of articles or articles unless the shareholders holding shares of a class or series of shares to which such right or special right is attached consent by a special separate resolution of those shareholders.

The Manager’s Articles provide that directors are elected by ordinary resolution (defined as a majority of the votes cast) and that alterations to the Manager’s authorized share structure requires approval of the shareholders by special resolution (defined as two-thirds of the votes cast), other than in the case of alterations to subdivide or consolidate all or any of the Manager’s unissued, or fully paid issued, shares or alter the identifying name of any of its shares, which require approval by resolution of the directors. The Articles provide that the name of the company may be changed by resolution of the directors. The Articles also provide that directors may be removed by special resolution. Consistent with the Corporation’s articles, the Articles provide that each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Manager’s shareholders, other than meetings at which holders of only a specified class or series may vote, and is entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be. In the election of directors, holders of Class A Shares are entitled to elect one-half of the Board and holders of Class B Shares are entitled to elect the other one-half of the Board. Further, consistent with the Corporation’s articles, the Articles provide for cumulative voting for the election of directors. See “—Cumulative Voting”.

Shareholder Rights to Requisition Meetings

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.

Shareholder Proposals

Under the BCBCA, a proposal may only be submitted by qualified shareholders, which means an owner (whether registered or beneficial) of shares that carry a right to vote at a general meeting who has been such a shareholder for an uninterrupted period of at least two years before the date of signing the proposal, provided that such shareholder has not, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at any annual general meeting, an earlier proposal submitted by such shareholder in respect of which the company complied with its obligations under the BCBCA, and provided such shareholder either (i) holds at least one percent (1%) of issued shares of the company that carry the right to vote at a general meeting, or (ii) holds shares of the company that have a fair market value in excess of C$2,000 in the aggregate.

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Shareholder Action by Written Consent

Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution.

Inspection Rights

Under the BCBCA, directors and shareholders may, without charge, inspect certain of a company’s records. Former shareholders and directors may also inspect certain of the company’s records, free of charge, but only those records pertaining to the times that they were shareholders or directors. Public companies must allow all persons to inspect certain records of the company free of charge. The Manager’s Articles prohibit shareholders from inspecting or obtaining any accounting records of the company, unless the directors determine otherwise, or unless otherwise determined by ordinary resolution.

Dividends and Repurchases of Shares

Under the BCBCA, a company may not declare or pay dividends or purchase or redeem its shares if there are reasonable grounds for believing that the company is insolvent, or the action would render the company insolvent. Insolvent is defined to mean that a company is unable to pay its debts as they become due in the ordinary course of business. The BCBCA does not impose a net asset insolvency test for these purposes.

Authority to Issue Shares

Under the BCBCA, a company’s notice of articles must set out the name and kind of each class or series of shares and, for each class or series, the maximum number of shares of that class or series that the company is authorized to issue. The company’s articles must set out, in respect of each class and series of shares, any special rights and restrictions in respect of those shares. Following completion of the Arrangement, the Manager’s authorized share capital consists of: (i) an unlimited number of Class A Preference Shares; (ii) an unlimited number of Class A Shares; and (iii) 21,280 Class B Shares. The special rights and restrictions in respect of these shares is set out in the Manager’s Articles. See “Description of Share Capital of the Manager”.

Removal of Directors

Under the BCBCA, the shareholders of a company may remove one or more directors by a special resolution or, if the articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate resolution of those shareholders passed by a majority of votes that is less than the majority of votes required to pass a special separate resolution or may be removed by some other method, by the resolution or method specified in the articles. Under the Manager’s Articles, directors may be removed by special resolution and in that event the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy. The Articles also provide that directors may be remove any director before the expiration of his or her term if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director.

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Cumulative Voting

The BCBCA does not contemplate cumulative voting. However, consistent with the Corporation’s articles, the Manager’s Articles provide for cumulative voting for the election of directors. Each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have distributed the holder’s votes equally among the candidates for whom the holder voted.

Vacancies on the Board of Directors

Under the BCBCA, if a company’s articles so provide, the directors may appoint one or more additional directors, provided that the number of additional directors so appointed may not exceed one-third of the number of the current directors who were elected or appointed (excluding any such additional directors). Where a quorum of directors exists, the remaining directors are generally entitled to fill a casual vacancy on the board. The Manager’s Articles do not provide directors with the right to appoint additional directors. Vacancies on the Board may be filled by the directors.

Shareholder Suits

Under the BCBCA, a complainant may, with judicial leave, bring an action in the name and on behalf of the company or any of its subsidiaries or intervene in an action to which a company or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the company or subsidiary. These rights only extend to shareholders (in connection with a derivative action, the term “shareholder” includes beneficial shareholders and any other person who the court considers to be an appropriate person to make such an application) and directors.

Oppression Remedy

Under the BCBCA, a shareholder may apply to court for an order on the grounds that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or that act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. The oppression remedy is only available to shareholders (although in connection with an oppression action, the term “shareholder” includes beneficial shareholders and any other person who the court considers to be an appropriate person to make such an application). The shareholder can complain only of oppressive conduct of the company. Pursuant to the BCBCA, the applicant must bring the application in a timely manner. The court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. Under the BCBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the company. Under the BCBCA, if there are reasonable grounds for believing that the company is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the company must make as much of the payment as possible and pay the balance when the company is able to do so.

Investigation/Appointment of Inspectors

Under the BCBCA, a company may by special resolution, appoint an inspector to conduct an investigation of the affairs and management of the company and to report in the manner and to the persons the resolution directs.

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Shareholders holding, in the aggregate, at least 20% of the issued shares of a company may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing that (i) the affairs of the company are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive or unfairly prejudicial to one or more shareholders; (ii) the business of the company is being or has been carried on with intent to defraud any person; (iii) the company was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (iv) persons concerned with the formation, business or affairs of the company have, in connection with it, acted fraudulently or dishonestly.

Reorganizations, Mergers and Extraordinary Transactions

Under the BCBCA, various extraordinary corporate transactions, including any: amalgamation; continuance to another jurisdiction; sale, lease or exchange of all or substantially all the property of the company, liquidation and dissolution of the company; changes to the authorized share structure, or reduction of the capital of the company for a class or series of shares, must be passed by way of special resolution. In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected, by special resolution. See “— Shareholder Resolution Approvals”.

Subject to applicable securities laws, which may impose certain tender offer requirements, under the BCBCA, arrangements with shareholders, creditors and other persons are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, including holders of shares not normally entitled to vote. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness of the arrangement and approve or reject the proposed arrangement.

Dissent and Appraisal Rights

Under the BCBCA, the shareholders of a British Columbia company have the right to dissent in respect of a resolution: (i) to alter its articles to alter the restrictions, if any, on the powers of the company or the business carried on by the company, (ii) to approve certain mergers, (iii) to approve an arrangement, the terms of which permit dissent, (iv) to continue the company into another jurisdiction or (v) to sell, lease or otherwise dispose of all or substantially all of the company’s undertaking. Dissent may also be permitted in respect of any other resolution if authorized by such resolution. A court may also make an order permitting a shareholder to dissent in certain circumstances. A shareholder who dissents in accordance with the BCBCA is entitled to be paid the fair value of their shares by the company.

Compulsory Acquisition

The BCBCA provides a right of compulsory acquisition for an offeror that acquires 90% of a company’s securities pursuant to a take-over bid or issuer bid. Specifically, the BCBCA provides that if, within 4 months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 5 months

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after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. The BCBCA also provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a security holder who did not accept the original offer may require the offeror to acquire the security holder’s securities on the same terms contained in the original offer. Offerees may apply to the court, within 2 months of receiving notice, and the court may set a different price or terms of payment and may make any consequential orders or directions as it considers appropriate.

Transferability of Shares

Unless the articles of a British Columbia company contain restrictions on the transfer of shares, under the BCBCA, shares are presumed to be freely transferrable. Following completion of the Arrangement, the Manager’s Articles do not contain any restriction on the transfer of shares. However, the BAM Partnership, as the sole holder of the Class B Shares, becomes a party to the 2022 Trust Agreement which provides, among other things, that the BAM Partnership will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The 2022 Trust Agreement also provides that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership agrees to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.

10.C	MATERIAL CONTRACTS

The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by the Manager since its formation or (ii) are otherwise material to the Manager:

•	Relationship Agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Relationship Agreement”.

•	Voting Agreement dated December 9, 2022 between the Corporation and the Manager, described in Item 7.B “Related Party Transactions — Voting Agreement”.

•	Asset Management Services Agreement dated November 8, 2022 between the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Asset Management Services”.

•

Transitional Services Agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Transitional Services Agreement”.

•

2022 Trust Agreement dated December 9, 2022 between the Manager, BAM Partnership and Computershare Trust Company of Canada, described in Item 10.B “Memorandum and Articles of Association — Class A Shares and Class B Shares — Other Provisions”.

•	Manager Credit Facility dated November 8, 2022 between the Manager and Asset Management Company, described in Item 7.B “Related Party Transactions — Manager Credit Facility”.

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•	Tax Matters Agreement dated December 8, 2022 among the Corporation, the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Tax Matters Agreement”.

•	Trademark Sublicense Agreement dated December 9, 2022 between the Manager and the Corporation, described in Item 7.B “Related Party Transactions — Trademark Sublicense Agreement”.

Copies of the agreements noted above will be provided, free of charge, by the Manager and, have been filed as exhibits to this Form 20-F and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada, Tel: 416-363-9491.

10.D	EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by our group and their subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Canada or the United States holding the Class A Shares.

10.E	TAXATION

Certain Material United States Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of Class A Shares as at the date hereof. This discussion only addresses persons that hold Class A Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address the tax consequences to U.S. Holders that receive distributions on Class A Shares other than in U.S. dollars. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Class A Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

•	banks and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	tax-exempt organizations or governmental organizations;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other tax-deferred accounts;

•	persons whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons subject to the Medicare contribution tax on net investment income;

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•

persons who own or have owned (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of the Manager;

•	persons who hold their Class A Shares as part of a straddle, hedging, conversion, constructive sale, or other risk-reduction transaction;

•	persons who purchase or sell their Class A Shares as part of a wash sale for tax purposes;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons who are subject to special tax accounting rules under Section 451(b) of the Code; and

•	persons who received their Class A Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Shares that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is classified as a partnership for U.S. federal income tax purposes, holds Class A Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of Class A Shares. This discussion is based on current provisions of the Code, the Regulations promulgated thereunder (the (“Treasury Regulations”), judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge.

This discussion is for informational purposes only and is not tax advice. Holders of Class A Shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the ownership and disposition of Class A Shares in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.

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Tax Consequences of the Ownership and Disposition of Class A Shares

Distributions on Class A Shares

Subject to the discussion below under Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to Class A Shares (without reduction for any Canadian tax withheld from such distribution) will be included in the holder’s gross income as a dividend to the extent paid out of the current or accumulated earnings and profits of the Manager, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of the Manager, the excess would be treated as a recovery of basis to the extent of the U.S. Holder’s basis in Class A Shares and then as capital gain. The Manager currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect distributions to be reported as dividends for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Holders of Class A Shares readily tradable on the NYSE generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Manager is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Class A Shares generally will not be eligible for the dividends-received deduction allowed to U.S. shareholders that are treated as corporations for U.S. federal tax purposes. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules in light of their particular circumstances.

Dividends paid by the Manager generally will constitute foreign-source income for foreign tax credit limitation purposes. Accordingly, any Canadian federal withholding tax assessed on dividends received by U.S. Holders may, subject to certain limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex, and the availability of a foreign tax credit depends on numerous factors. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.

Sale or Other Taxable Disposition of Class A Shares

Subject to the discussion below under Passive Foreign Investment Company Considerations”, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of Class A Shares equal to the difference, if any, between the amount realized for the Class A Shares and the U.S. Holder’s tax basis in the Class A Shares. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received in exchange for the Class A Shares. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A Shares exceeds one year at the time of the sale, exchange, or other taxable disposition. Gain or loss, as well as the holding period for the Class A Shares, will be determined separately for each block of Class A Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders, including individual U.S. Holders that have held their Class A Shares for more than one year, currently are eligible for preferential tax rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Certain adverse U.S. federal income tax consequences generally apply to a U.S. person that owns stock of a non-U.S. corporation that is treated as a PFIC for any taxable year during the U.S. person’s holding period for the stock. In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, and other investment income. For these

D-1-156	FORM 20-F	153

purposes, a non-U.S. corporation that owns, directly or indirectly, at least 25% of the value of the stock of another corporation, or at least 25% of the value of the interests in a partnership, generally is treated as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation or partnership.

Based on its current and expected income, assets, and activities, the Manager does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether the Manager is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that the Manager will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Manager’s determination as to its PFIC status.

If, contrary to expectation, the Manager were a PFIC for any taxable year during a U.S. Holder’s holding period for Class A Shares, then the holder would be subject to special tax rules with respect to any “excess distribution” (as defined below) received by the holder and any gain recognized by the U.S. Holder upon the sale or other disposition of the Class A Shares, unless the U.S. Holder were to make a valid QEF Election or Mark-to-Market Election (each as defined below). Distributions received by a U.S. Holder in a taxable year that exceed 125% of the average annual distributions received by the holder during the shorter of the three preceding taxable years or the holder’s holding period for the Class A Shares would be treated as “excess distributions”. Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Class A Shares;

•

the amount allocated to the current taxable year, and any taxable year in the U.S. Holder’s holding period prior to the first taxable year in which the Manager is a PFIC, would be treated as ordinary income; and

•

the amount allocated to each other taxable year would be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

In addition, if the Manager were classified as a PFIC with respect to a U.S. Holder, to the extent any of the Manager’s subsidiaries were also PFICs, the U.S. Holder might be deemed to own shares in any such lower-tier PFICs directly or indirectly owned by the Manager in that proportion which the value of the Class A Shares owned by the holder bears to the value of all of the Manager’s outstanding shares, and the holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the U.S. Holder.

Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If a U.S. Holder were to elect to treat its interest in the Manager as a “qualified electing fund” (the “QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described above, the holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the Manager, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. However, a U.S. Holder may make a QEF Election with respect to Class A Shares (or shares of any lower-tier PFIC) only if the Manager furnishes certain tax information to such holder annually, and there can be no assurance that such information will be provided.

In lieu of making a QEF Election, a U.S. Holder may avoid the unfavourable rules described above by making a “Mark-to-Market Election” with respect to the holder’s Class A Shares. The Mark-to-Market Election is available only for “marketable stock”, which is stock regularly traded on certain qualified exchanges, including

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the NYSE. For these purposes, the Class A Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Class A Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the Manager generally does not expect the Mark-to-Market Election to be available with respect to any non-U.S. subsidiary of the Manager classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective Mark-to-Market Election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Class A Shares at the end of the taxable year over its adjusted basis in Class A Shares. Any gain recognized by the U.S. Holder on the sale or other disposition of Class A Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the Mark-to-Market Election and, thereafter, a capital loss.

Subject to certain exceptions, a U.S. person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the imposition of penalties on the U.S. person and the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. person. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of the Class A Shares.

Information Reporting and Backup Withholding

Distributions on Class A Shares made to a U.S. Holder and proceeds from the sale or other disposition of Class A Shares generally will be subject to tax information reporting and may, under certain circumstances, be subject to backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding tax rules. Backup withholding is not an additional tax, and it generally will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets” on IRS Form 8938. A U.S. Holder’s interest in Class A Shares may be subject to such reporting, subject to certain exceptions (including an exception for Class A Shares held in accounts maintained by certain financial institutions). The failure to report such information could result in the imposition of penalties on the U.S. Holder and the extension of the statute of limitations with respect to U.S. federal income tax returns filed by the U.S. Holder. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this reporting requirement on their ownership and disposition of Class A Shares.

Certain Material Canadian Federal Income Tax Considerations

The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of Class A Shares acquired by a shareholder who as beneficial owner, and who at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with the Manager and (ii) holds the Class A Shares as capital property (a “Holder”). Generally, the Class A Shares will be considered to be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and the Manager’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the

D-1-158	FORM 20-F	155

date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not applicable to a holder: (i) that is a “specified financial institution”, (ii) an interest in which would be a “tax shelter investment” or who acquires Class A Shares as a “tax shelter investment”, (iii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that has entered or will enter into a “derivative forward agreement” or a “dividend rental arrangement” in respect of the Class A Shares (each as defined in the Tax Act). Such holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed to acquire Class A Shares.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective Holders should consult their own tax advisors with respect to an investment in the Class A Shares having regard to their particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of Class A Shares must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Holders Resident in Canada

The following portion of the summary is applicable to a Holder who is resident or deemed to be resident in Canada under the Tax Act (a “Resident Holder”). Certain Resident Holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem any such Class A Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Class A Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Dividends on the Class A Shares

Taxable dividends received on the Class A Shares by a Resident Holder will be included in computing the Resident Holder’s income.

Taxable dividends received on the Class A Shares by a Resident Holder who is an individual (other than in respect of certain trusts) will be included in computing the Resident Holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if the Manager designates the dividends as “eligible dividends”. There may be limitations on the Manager’s ability to designate taxable dividends as eligible dividends.

Subject to the potential application of subsection 55(2) of the Tax Act, dividends received or deemed to be received on the Class A Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible by the Resident Holder in computing its taxable income.

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Certain corporations, including private corporations or subject corporations may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Class A Shares to the extent that such dividends are deductible in computing taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate Resident Holder receives a dividend and such dividend is deductible in computing the corporate Resident Holder’s income and is not subject to Part IV tax or is subject to Part IV tax that is refundable as part of the series of transactions that includes the receipt of the dividend, all or part of the dividend may in certain circumstances be treated as a capital gain from the disposition of a capital property, the taxable portion of which must be included in computing the corporate Resident Holder’s income for the year in which the dividend was received. Accordingly, corporate Resident Holders should consult their own tax advisors having regard to their own circumstances.

A Resident Holder which is a “private corporation” (as defined in the Tax Act) or any other corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act, generally imposed at the rate of 38 1/3%, on taxable dividends received on the Class A Shares, to the extent that such dividends are deductible in computing its taxable income.

Taxable dividends or capital gains dividends paid to a Resident Holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of dividends or deemed dividends that are not deductible in computing taxable income. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments. Resident Holders are advised to consult their own tax advisors in this regard.

Resident Holders are urged to consult their own tax advisors as to the availability of a credit against their federal income tax liability or a deduction from income under the Tax Act in the event of any future U.S. federal withholding tax on dividends.

Dispositions of the Class A Shares

A disposition or deemed disposition of Class A Shares (other than to the Manager, unless purchased by the Manager in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such shares and any reasonable costs of disposition. For this purpose, the adjusted cost base to a Resident Holder of Class A Shares will be determined at any time by averaging the cost of such Class A Shares with the adjusted cost base of any other Class A Shares owned by the Resident Holder as capital property at that time.

In general, one-half of a capital gain realized by a Resident Holder in a taxation year must be included in income as a “taxable capital gain”. One-half of a capital loss realized by a Resident Holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Class A Share may be reduced by the amount of any dividends received or deemed to be received by the Resident Holder

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on such Class A Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Class A Share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such Resident Holders should consult their own advisors.

A taxable capital gain realized by a Resident Holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments. Resident Holders are advised to consult their own tax advisors in this regard.

Eligibility for Investment

Based on the current provisions of the Tax Act, provided that the Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NYSE), the Class A Shares will be qualified investments under the Tax Act for a trust governed by a Tax-Free Savings Account (“TFSA”), Registered Disability Savings Plan (“RDSP”), Registered Retirement Savings Plan (“RRSP”), Registered Retirement Income Fund (“RRIF”), Registered Education Savings Plan (“RESP”), or deferred profit sharing plan.

Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such Class A Shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the Class A Shares will not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with the Manager for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in the Manager. Generally, such holder, annuitant or subscriber, as the case may be, will not have a significant interest in the Manager provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of the Manager or of any corporation that is related to the Manager (for purposes of the Tax Act). Holders, annuitants or subscribers should be aware that exchanges at the request of holders of Class A Shares may impact the percentage of total Class A Shares held by such holders, annuitants or subscribers.

Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be such a “prohibited investment”, including with respect to whether the Class A Shares would be “excluded property” for purposes of such rules in their particular circumstances.

Taxation of Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Class A Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on the Class A Shares

Dividends paid or credited, or deemed to be paid or credited, on Class A Shares by the Manager to a Non-Resident Holder will be subject to Canadian withholding tax under Part XIII of the Tax Act at the rate of

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25%, subject to a possible reduction under the terms of an applicable income tax treaty or convention. For example, the rate of withholding tax applicable to a dividend paid on a Class A Share to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), beneficially owns the dividend and is fully entitled to the benefits of the Convention, will generally be reduced to 15% (or 5% in certain cases where such Non-Resident Holder is a corporation that beneficially owns at least 10% of the Manager’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of the Class A Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Class A Share, unless the Class A Share constitutes taxable Canadian property of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. The circumstances under which a Class A Share will constitute taxable Canadian property of a Non-Resident Holder are discussed below.

In the event that the Class A Shares constitute taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, then the income tax consequences discussed above for Resident Holders under “Taxation of Holders Resident in Canada —Dispositions of the Class A Shares” will generally apply to the Non-Resident Holder.

Provided that the Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the Class A Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the sixty-month period immediately preceding that time, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class of the Manager were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non- Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly through one or more other partnerships; and (b) more than 50% of the fair market value of the Class A Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests or rights in, property described in (i) to (iii), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Class A Shares may be deemed to be taxable Canadian property of a Non-Resident Holder.

The Manager expects that the Class A Shares will not constitute taxable Canadian property at any relevant time because none of the conditions in (b) above are expected to be met at any relevant time.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Class A Shares may be deemed to be “taxable Canadian property”. Non-Resident Holders for whom Class A Shares may constitute “taxable Canadian property” should consult their own tax advisors.

10.F	DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G	STATEMENT OF EXPERTS

Not applicable.

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10.H	DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

As a foreign private issuer under the SEC’s regulations, we will file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.

The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, and certain of these documents are also available on our website at bamr.brookfield.com.

In addition, the Manager is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on the Manager’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to Corporate Secretary at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada, Tel: 416-363-9491.

10.I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F under Item 5.A “Operating Results—Market Risk”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2022, an evaluation of the effectiveness of the Manager’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

It should be noted that while the Manager’s management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

This Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Manager’s independent registered public accountants due to a transition period established by the rules of the SEC for newly public companies.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

16.A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Marcel R. Coutu possesses specific accounting and financial management expertise, is the audit committee financial expert as defined by the SEC, and is independent within the meaning of the rules of the NYSE. The Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

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16.B	CODE OF ETHICS

The Board has adopted the Code of Conduct, a copy of which is available on the Manager’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov, and has been filed as an exhibit to this Form 20-F. The Code of Conduct is also available on our website at https://bam.brookfield.com. See Item 6.C “Board Practices—Code of Business Conduct and Ethics”. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 20-F.

16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Manager has retained Deloitte LLP (PCAOB ID No. 1208) to act as our independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Deloitte LLP (PCAOB ID No. 1208) for the audit of our annual financial statements for the year ended December 31, 2022. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2022
Audit Fees (1)	$1,465
Audit-related fees (2)	—
Tax fees (3)	—
All other fees(4)	—

$1,465

(1)	Audit fees include fees for the audit of our annual consolidated financial statements. This fee also includes fees for the audit for certain subsidiaries and equity method investments.
(2)

Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions, Sarbanes-Oxley readiness activities, Form 20-F and other securities related matters. Audit-related fees also include other services.

(3)

Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications. Our audit committee pre-approves all audit and non-audit services provided to us by Deloitte LLP.

(4)	Includes fees for products and services other than audit fees, audit-related fees and tax fees described above.

16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Manager may from time-to-time, subject to applicable law, purchase Class A Shares for cancellation in the open market, provided that any necessary approval has been obtained. No such purchases were made in the year ended December 31, 2022. On January 9, 2023, the Manager announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Manager’s outstanding Class A shares that are listed on the TSX through open market purchases on the TSX. Under the bid, which commenced on January 11, 2023, and is set to expire on January 10, 2024. The Manager has not purchased any Class A preference shares as at the date of this Form 20-F.

16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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16.G	CORPORATE GOVERNANCE

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. domestic companies under the NYSE listing standards. The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. The Board is not required by Canadian securities laws to be, and is currently not, comprised of a majority of independent directors. However, the Board is expected to be comprised of a majority of directors that satisfy the independence standards established by the NYSE for our next annual report.

The Manager may, in the future, elect to follow its home country laws for certain of its corporate governance practices, as permitted by the rules of the NYSE.

16.H	MINE SAFETY DISCLOSURE

Not applicable.

16.I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the audited consolidated financial statements of the Manager, the audited consolidated and combined financial statements of the Asset Management Company, and the audited combined and consolidated financial statements of Oaktree, in each case prepared in accordance with U.S. GAAP, beginning on page F-1 of this Form 20-F, which are filed as part of this Form 20-F.

ITEM 19.	EXHIBITS

See the audited consolidated financial statements of the Manager, the audited consolidated and combined financial statements of the Asset Management Company, and the audited combined consolidated financial statements of Oaktree, in each case prepared in accordance with U.S. GAAP, beginning on page F-1 of this Form 20-F, which are filed as part of this Form 20-F.

1.1	Notice of Articles and Articles of Brookfield Asset Management Ltd. (incorporated by reference to Exhibit 99.1 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

2.1	Description of Securities.*

4.1

Relationship Agreement dated November 8, 2022 among Brookfield Asset Management Inc., Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.1 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.2

Voting Agreement dated December 9, 2022 between Brookfield Corporation and Brookfield Asset Management Ltd. (incorporated by reference to Exhibit 99.2 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

4.3

Asset Management Services Agreement dated November 8, 2022 between Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.3 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.4	Transitional Services Agreement dated November 8, 2022 among Brookfield Asset Management Inc., Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.4 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.5

Trademark Sublicense Agreement dated December 9, 2022 between Brookfield Corporation and Brookfield Asset Management Ltd. (incorporated by reference to Exhibit 99.3 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

4.6

2022 Trust Agreement dated December 9, 2022 among Brookfield Asset Management Ltd., BAM Partners Trust and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.4 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

4.7

Credit Agreement dated November 8, 2022 between Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.7 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.8

Tax Matters Agreement dated December 8, 2022 among Brookfield Asset Management Inc., Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 99.5 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

8.1	Not applicable.†

164	BROOKFIELD ASSET MANAGEMENT	D-1-167

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.6 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

12.1	Certification of Bruce Flatt, Chief Executive Officer, Brookfield Asset Management Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Asset Management Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification of Bruce Flatt, Chief Executive Officer, Brookfield Asset Management Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Asset Management Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

15.1	Consent of Deloitte LLP, relating to the audited consolidated financial statements of Brookfield Asset Management Ltd.*

15.2	Consent of Deloitte LLP, relating to the audited consolidated and combined financial statements of Brookfield Asset Management ULC*

15.3

Consent of Ernst  & Young LLP, relating to the audited combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P.*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed electronically herewith.

†	The registrant has no principal subsidiaries.

D-1-168	FORM 20-F	165

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 31, 2023	BROOKFIELD ASSET MANAGEMENT LTD.

	By:	/s/ Justin B. Beber
		Name:	Justin B. Beber
		Title:	Chief Administrative Officer and General Counsel

166	BROOKFIELD ASSET MANAGEMENT	D-1-169

APPENDIX A

AUDIT COMMITTEE CHARTER5

December 2022

A committee of the board of directors (the “Board”) of Brookfield Asset Management Ltd. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance, Nominating and Compensation Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three public company audit committees, except with the prior approval of the Board. Any such determination shall be disclosed in the Corporation’s Management Information Circular.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an acting Chair from among those Members in attendance at the meeting.

SUBCOMMITTEES

The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.

RESPONSIBILITIES

The Committee shall:

Auditor

a.

oversee the work of the Corporation’s and Brookfield Asset Management ULC’s external auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit,review or attest services for the Corporation and Brookfield Asset Management ULC;

b.	require the Auditor to report directly to the Committee;

c.

review and evaluate the Auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the Auditor should be appointed or re-appointed, and recommend the Auditor to the Board for appointment or re-appointment by the shareholders;

d.	where appropriate, recommend to the Board to terminate the Auditor;

e.

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

[5]

Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance, Nominating and Compensation Committee will review the Definitions for Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

A-1	BROOKFIELD ASSET MANAGEMENT	D-1-170

f.	review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;

g.	at least annually, obtain and review a report by the Auditor describing:

i.	the Auditor’s internal quality-control procedures; and

ii.

any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;

h.

at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Corporation and Brookfield Asset Management ULC; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Chartered Professional Accountants of Canada, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

i.	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;

j.

meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:

i.	planning and staffing of the audit;

ii.	any material written communications between the Auditor and management;

iii.	whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

iv.	the extent to which the Auditor is satisfied with the nature and scope of its examination;

v.	whether or not the Auditor has received the full co-operation of management of the Corporation and Brookfield Asset Management ULC;

vi.	the Auditor’s opinion of the competence and performance of the Corporation’s Chief Financial Officer and other key financial personnel of the Corporation and Brookfield Asset Management ULC;

vii.	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

viii.	all critical accounting policies and practices to be used by the Corporation and Brookfield Asset Management ULC;

D-1-171	FORM 20-F	A-2

ix.

all alternative treatments of financial information within the generally accepted accounting principles in the United States of America (“GAAP”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;

x.

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

xi.

any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the rules of the Public Company Accounting Oversight Board and the United States Securities Exchange Act of 1934,as amended;

k.

annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre- Approval Policy”), which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation, Brookfield Asset Management ULC and their subsidiaries not prohibited by law and the process by which the Committee preapproves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation, Brookfield Asset Management ULC and their subsidiaries for the then-ended quarter;

l.	resolve any disagreements between management and the Auditor regarding financial reporting; and

m.	set clear policies for hiring partners and employees and former partners and employees of the external Auditor.

Financial Reporting

a.	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

i.	audited annual financial statements, in conjunction with the report of the Auditor;

ii.	interim financial statements;

iii.	annual and interim management discussion and analysis of financial condition and results of operation;

iv.	reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

v.

all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

b.

review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

A-3	BROOKFIELD ASSET MANAGEMENT	D-1-172

c.

review the effect of regulatory and accounting initiatives, as well as any of the Corporation’s or Brookfield Asset Management ULC’s asset or debt financing activities that are not required under GAAP to be incorporated into their financial statements (commonly known as “off-balance sheet financing”);

d.

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

e.

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

f.

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies; and

g.

for the financial information of any other investee below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such investee.

Internal Audit; Controls and Procedures; and Other

a.

meet privately with the person responsible for the Corporation’s (which will also apply to Brookfield Asset Management ULC) internal audit function (the “Internal Auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

b.	require the Internal Auditor to report directly to the Committee;

c.

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the Auditor, review the appointment and replacement of the Internal Auditor and review the significant reports to management prepared by the Internal Auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

d.

review the controls and procedures that have been adopted to confirm that material financial information about the Corporation, Brookfield Asset Management ULC and their respective subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s or Brookfield Asset Management ULC’s financial statements and periodically assess the adequacy of such controls and procedures;

e.

review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management, or otherwise;

f.	periodically review the status of taxation matters of the Corporation and Brookfield Asset Management ULC; and

D-1-173	FORM 20-F	A-4

g.	consider other matters of a financial nature as directed by the Board.

LIMITATION OF AUDIT COMMITTEE ROLE

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s and Brookfield Asset Management ULC’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The Auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the Auditor will be responsible for the independent audit of the financial statements. The Committee expects the Auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the Auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s and Brookfield Asset Management ULC’s finance team, the internal audit team and the Auditor have more knowledge and information about the Corporation’s and Brookfield Asset Management ULC’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s or Brookfield Asset Management ULC’s financial statements or internal controls or any professional certification as to the Auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

a.	the Auditor’s independence;

b.	the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;

c.	the performance of the internal audit function;

d.	the adequacy of the Corporation’s and Brookfield Asset Management ULC’s internal controls and disclosure controls;

e.

its recommendations regarding the annual and interim financial statements of the Corporation and Brookfield Asset Management ULC and, to the extent applicable, any reconciliation of the Corporation’s or Brookfield Asset Management ULC’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

f.	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

g.	the Corporation’s and Brookfield Asset Management ULC’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

h.	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.

COMPLAINTS PROCEDURE

The Corporation’s Code of Business Conduct (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false

A-5	BROOKFIELD ASSET MANAGEMENT	D-1-174

statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior anonymously through the Corporation’s reporting hotline which is managed by an independent third party. The Corporation also maintains a Whistleblowing Policy which reinforces the Corporation’s commitment to providing a mechanism for employees to report suspected wrongdoing without retaliation.

The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the Corporation’s reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance, Nominating and Compensation Committee together with any proposed amendments. The Governance, Nominating and Compensation Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website and the Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

ASSESSMENT

At least annually, the Governance, Nominating and Compensation Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Statement of Corporate Governance Practices adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the Internal Auditor or the Auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

D-1-175	FORM 20-F	A-6

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (British Columbia) and the articles of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.

This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on December 7, 2022.

A-7	BROOKFIELD ASSET MANAGEMENT	D-1-176

ANNEX A

Definitions for Board and Committee Charters

“Audit Committee” means the audit committee of the Board.

“Audit Committee Financial Expert” means a person who has the following attributes:

a.	an understanding of GAAP and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions, acquired through any one or more of the following:

i.

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv.	other relevant experience.

“Board Interlocks” means when two directors of one public company sit together on the board of another company.

“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.

“Environmental, Social, and Governance”:

“environmental” includes but is not limited to responsibility or experience overseeing and/or managing climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; and environmental regulatory and/or compliance matters;

“social” includes but is not limited to responsibility or experience overseeing and/or managing health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; and community/stakeholder engagement; and

“governance” includes but is not limited to responsibility or experience overseeing and/or managing board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.

D-1-177	FORM 20-F	A-8

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“GAAP” means generally accepted accounting principles in the United States of America that the SEC has identified as having substantial authoritative support, as supplemented by Regulation S-X under the 1934 Act, as amended from time to time.

“Governance, Nominating and Compensation Committee” means the Governance, Nominating and Compensation Committee of the Board.

“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

a.

is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

b.

is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

c.

is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;

d.

is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

e.

is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

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Additionally, an Independent Director for the purposes of the Audit Committee and the Governance, Nominating and Compensation Committee, specifically may not:

x.

accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

y.	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

Furthermore, an Independent Director for the purposes of the Governance, Nominating and Compensation Committee, specifically may not:

x.	have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.

For the purposes of the definition of Independent Director, the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation and includes Brookfield Asset Management ULC and any of its subsidiaries. In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance, Nominating and Compensation Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance, Nominating and Compensation Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Management Information Circular.

“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation, Brookfield Asset Management ULC or any of their respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation, Brookfield Asset Management ULC or any of their affiliates, or (iii) had any material business or professional relationship with the Corporation or Brookfield Asset Management ULC or their affiliates other than as a director of the Corporation or any of their affiliates. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation or Brookfield Asset Management ULC to themselves and to the Corporation or Brookfield Asset Management ULC.

D-1-179	FORM 20-F	A-10

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements of Brookfield Asset Management Ltd. as at December 31, 2022 and for the Period Ended December 31, 2022, together with the accompanying notes thereto	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheet as at December 31, 2022	F-5
Consolidated Statement of Comprehensive Income for the period from July 4 to December 31, 2022	F-6
Consolidated Statement of Changes in Equity for the period from July 4 to December 31, 2022	F-7
Consolidated Statement of Cash Flows for the period from July 4 to December 31, 2022	F-8
Notes to the Consolidated Financial Statements	F-9

Audited Consolidated and Combined Financial Statements of Brookfield Asset Manager ULC as at December 31, 2022, and 2021 and for the Year Ended December 31, 2022, and 2021 together with the accompanying notes thereto

F-22
Independent Auditor’s Report	F-23
Consolidated and Combined Balance Sheets as at December 31, 2022, 2021 and 2020	F-25
Consolidated and Combined Statements of Operations for the years ended December 31, 2022, 2021 and 2020	F-26
Consolidated and Combined Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	F-27
Consolidated and Combined Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020	F-28
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-29
Notes to Consolidated and Combined Financial Statements	F-30

Oaktree Asset Management Group Combined and Consolidated Financial Statements as at December 31, 2022 and 2021 and for the Year Ended December 31, 2022, and 2021 together with the accompanying notes thereto

F-60
Report of Independent Auditors	F-61
Combined and Consolidated Financial Statements as at December 31, 2022	F-63
Combined and Consolidated Statement of Operations as at December 31, 2022	F-64
Combined and Consolidated Statement of Comprehensive Income as at December 31, 2022	F-65
Combined and Consolidated Statement of Cash Flows as at December 31, 2022	F-66
Combined and Consolidated Statement of Changes in Unitholder’s Capital as at December 31, 2022	F-68
Notes to Combined Financial Statements	F-69

D-1-180	FORM 20-F	F-1

Brookfield Asset Management Ltd

Consolidated Financial Statements

December 31, 2022

F-2	BROOKFIELD ASSET MANAGEMENT	D-1-181

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Asset Management Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Brookfield Asset Management Ltd. and subsidiaries (the “Manager”) as of December 31, 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for the period from July 4, 2022 to December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Manager as of December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Manager’s management. Our responsibility is to express an opinion on the Manager’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Manager in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Manager is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Manager’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

D-1-182	FORM 20-F	F-3

Accounting for Equity Method Investment in Brookfield Asset Management ULC – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Manager has a 25% interest in Brookfield Asset Management ULC where the remaining 75% interest is held by Brookfield Corporation. The Manager has accounted for its interest in Brookfield Asset Management ULC under the equity method of accounting where it is deemed to exert significant influence, but not control. The carrying value of the equity method investment is determined based on the pro-rata carrying value of Brookfield Asset Management ULC distributed to the Manager from Brookfield Corporation on spin-off, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received and impairment losses, if any. Further, the carrying value of the equity method investment in Brookfield Asset Management ULC is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. As of December 31, 2022, the Manager’s equity method investment in Brookfield Asset Management ULC was $2,378 million, and for the period ended December 31, 2022, the Manager’s income from its equity method investment in Brookfield Asset Management ULC was $21 million.

We identified the accounting for equity method investment as a critical audit matter because of the significance of the equity method investment to the Manager’s financial statements, and the judgments made by management when assessing the results of Brookfield Asset Management ULC’s operations and accounting and valuation judgments made by the operator of Brookfield Asset Management ULC. This required an increased extent of audit effort, including the need to involve the auditor of Brookfield Asset Management ULC and senior members of the engagement team.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to accounting for the equity method investment in Brookfield Asset Management ULC included the following, among others:

•	Tested the Manager’s acquisition of its 25% interest in Brookfield Asset Management ULC;
•

Evaluated significant judgments and estimates at the underlying equity method investment through oversight of the auditor of Brookfield Asset Management ULC by obtaining and assessing information from the auditor to understand significant judgments and estimates, significant findings or issues identified, actions taken to address them, and conclusions reached;

•	Agreed the underlying information of the equity method investment to the audited financial statements of Brookfield Asset Management ULC; and
•

Performed procedures to evaluate subsequent events related to the equity method investment and to assess their impact, if any, on the financial information, up to the date of our auditor’s report on the Manager’s financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 31, 2023

We have served as the Company’s auditor since 2022.

F-4	BROOKFIELD ASSET MANAGEMENT	D-1-183

BROOKFIELD ASSET MANAGEMENT LTD.

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2022 (MILLIONS. EXCEPT SHARE AMOUNTS)
Assets
Cash and cash equivalents	$1
Due from affiliates (Note 7)	782
Investments (Note 3)	2,378

Total Assets	$3,161

Liabilities
Accounts payable	$781
Due to affiliates (Note 7)	3

Total Liabilities	784

Commitments and contingencies (Note 8)
Equity
Common stock:
Class A (Unlimited authorized and 396,154,728 issued and outstanding)	2,410
Class B (Unlimited authorized and 21,280 issued and outstanding)	—
Class A held in Treasury (16,048,129 shares outstanding)	(330)
Additional paid-in-capital	278
Retained earnings	19

Total Equity	2,377

Total Liabilities and Equity	$3,161

D-1-184	FORM 20-F	F-5

BROOKFIELD ASSET MANAGEMENT LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)
Expenses, net of recoveries
Compensation and benefits recovery /(expense)	$37
General and administrative expense	(1)
Unrealized carried interest compensation expense	(3)
Other expense	(35)

Total (expense)	(2)
Share of income from equity method investments	21

Net income and comprehensive income	$19

Net income per share of common stock (Note 6)
Basic	$0.05
Diluted	0.05

Weighted-average shares of common stock outstanding (Note 6)
Basic	396,166,341
Diluted	400,896,766

F-6	BROOKFIELD ASSET MANAGEMENT	D-1-185

BROOKFIELD ASSET MANAGEMENT LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(MILLIONS, EXCEPT SHARE DATA)	Shares of Brookfield Asset Management Ltd		Brookfield Asset Management Ltd.
	Class A Common Stock	Class B Common Stock	Common Stock	Treasury Stock	Additional Paid-in- Capital	Retained Earnings	Total Equity
Balance at July 4, 2022	—	—	$—	$—	$—	$—	$—
Net income	—	—	—	—	—	19	19
Share subscriptions	2,404,747	—	52	—	—	—	52
Purchase of treasury stock	—	—	—	(330)	—	—	(330)
Capital contribution	393,749,981	21,280	2,358	—	278	—	2,636

Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$2,377

D-1-186	FORM 20-F	F-7

BROOKFIELD ASSET MANAGEMENT LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Operating activities
Net income	$19
Non-cash adjustments
Undistributed earnings of investments accounted for under the equity method (Note 3)	(21)
Other expense	35
Compensation and benefits recovery	(37)
Unrealized carried interest compensation expense	3
Working capital movements:
Due from affiliates (Note 7)	(782)
Accounts payable	781

(2)
Financing activities
Change in due to affiliates (Note 7)	281
Share subscriptions	52
Purchase of treasury shares	(330)

3

Cash and cash equivalents
Change in cash and cash equivalents	1
Balance, beginning of year	—

Balance, end of year	$1

Supplemental cash flow disclosures
Settlement of due to affiliates (Note 7)	$(278)

F-8	BROOKFIELD ASSET MANAGEMENT	D-1-187

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC (“our asset management business” or the “Company”) is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

On December 9, 2022, Brookfield Corporation (the “Corporation”) completed the partial spin-off of Brookfield Asset Management ULC (the “Arrangement”). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis.

The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenue (Expenses) accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues (Expenses) accounting policy in Note 2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. Dollars. The consolidated financial statements have been prepared in accordance with the accounting policies set out below.

D-1-188	FORM 20-F	F-9

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that estimates utilized in the preparation of the consolidated financial statements are reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and continuously reconsiders that conclusion. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at December 31, 2022, the Manager is not the primary beneficiary of any VIE.

All intercompany balances and transactions have been eliminated on consolidation.

Foreign Currency

In the normal course of business, the Manager may enter into transactions not denominated in U.S. Dollars. Foreign exchange gains and losses arising on such transactions are recorded in Net Income. In addition, where the Manager consolidates entities that have a non-U.S. Dollar functional currency those non-U.S. Dollar denominated assets and liabilities are translated to U.S. Dollars at the exchange rate prevailing at the reporting date and income, expenses, gains and losses are translated at the prevailing exchange rate on the dates that they were recorded. Cumulative translation adjustments arising from the translation of non-U.S. Dollar denominated operations are recorded in Other Comprehensive Income.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Consolidated Statements of Comprehensive Income.

Equity Method Investments

Investments in which the Manager is deemed to exert significant influence, but not control are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.

The carrying value of equity method investments is determined based on amounts invested by the company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less

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distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager’s share of earnings from equity investments is included in the Share of income from equity investments in the Consolidated Statements of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager’s equity accounted investments.

Accounts Payable

Accounts payable primarily consists of long-term compensation liabilities due to the employees of the Manager.

Compensation and Benefits

Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation cost relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period.

Prior to the Arrangement, the Corporation had provided certain long term incentive plans to its employees. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Manager and any unvested amounts cease to be recognized by the non-employing entity. The Manager assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and any relevant incremental fair value generated at the time of the spin-off prospectively.

On completion of the Arrangement, the Manager issued awards and other long term incentive awards to employees of Brookfield Asset Management ULC. Manager recognizes the entire cost of these share-based payment awards in Additional paid-in capital in the Consolidated Balance Sheet.

Refer to Note 5 for further details of the Manager’s share based compensation.

Carried Interest Compensation Expense

Carried interest is performance-based compensation associated with realized or unrealized carried interest earned by our asset management business and is based on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable to the Manager under the terms of the ASMA.

Other Revenue (Expense)

Other Revenue (Expense) relate to the AMSA between the Manager and the Company, the TSA and the Relationship Agreement amongst the Manager, the Company and the Corporation.

Under the AMSA, the Manager provides the services of its employees to the Company and the Corporation, respectively, on a cost-recovery basis. Income generated under these agreements is recognized as Other Revenue

D-1-190	FORM 20-F	F-11

(Expense) in the Consolidated Statement of Comprehensive Income on a gross basis as and when services are provided by the Manager. To the extent that the employees are entitled to share-based and performance-based compensation, the related income is recognized as and when the awards vest.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Other Revenue (Expense) in the Consolidated Statement of Comprehensive Income on a gross basis as the awards vest.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for refunding the difference to the Corporation or Brookfield Asset Management ULC.

Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Other Revenue (Expense) in the Consolidated Statement of Comprehensive Income when services are performed.

Related Parties

In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.

Dividends

Dividends are reflected in the consolidated financial statements when declared.

Segment Information

The Manager operates as a single operating segment. The Manager’s chief operating decision maker, it’s Chief Executive Officer, manages operations on a consolidated basis for the purposes of allocating resources, making operating decisions and evaluating financial performance.

Earnings per Share

The Manager uses the two class method to calculate basic and diluted net income per share. Undistributed earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Losses are not allocated to participating securities that do not have a contractual obligation to share in losses.

Diluted net income per share reflects the impact of dilutive instruments, which are determined using the treasury stock method.

Recent Accounting Pronouncements

The Manager considers the applicability and impact of all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and either determined to be not applicable or expected to have minimal impact on the company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. ASU 2020-04 provides optional expedients and exceptions to

F-12	BROOKFIELD ASSET MANAGEMENT	D-1-191

GAAP requirements for modifications on debt instruments, leases, derivatives, and other contracts, related to the expected market transition from LIBOR, and certain other floating rate benchmark indices (collectively, “IBORs”) to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB issued ASU 2021-01 “Reference Rate Reform (Topic 848): Scope”. ASU 2021-01 clarifies that the practical expedients in ASU 2020-04 apply to derivatives impacted by changes in the interest rate used for margining, discounting, or contract price alignment. The guidance in ASU 2020-04 is optional and maybe elected over time, through December 31, 2022, as reference rate reform activities occur. Once ASU 2020-04 is elected, the guidance must be applied prospectively for all eligible contract modifications. The Manager has not adopted any of the optional expedients or exceptions as of December 31, 2022.

3.	INVESTMENTS

The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its 25% equity interest an its ability to appoint two directors on the VIE’s board.

The summarized financial information of Brookfield Asset Management ULC as at and for the period ended December 31, 2022 is as follows:

AS AT DECEMBER 31, 2022 (MILLIONS)
Cash	$3,545
Investments	6,877
Assets	14,087
Liabilities	2,670
Preferred shares redeemable non-controlling interest	1,811
Equity	9,606

FOR THE PERIOD ENDED DECEMBER 31, 2022 (MILLIONS)
Revenues	$174
Expenses	(61)
Net income	84
Net (income) attributable to redeemable non-controlling interest in consolidated funds	(6)
Net (income) attributable to preferred share redeemable non-controlling interest	(35)
Net income attributable to common stockholders	43

As of December 31, 2022, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

For the period ended December 31, 2022, the Manager’s share of net income from the Company was $21 million. The Manager did not receive any cash distributions from the Company, and as of December 31, 2022 the Manager had $21 million in its consolidated retained earnings that represents undistributed earnings of the Company.

D-1-192	FORM 20-F	F-13

The assets and liabilities recognized in the Manager’s Consolidated Balance Sheet as of December 31, 2022 related to its maximum exposure to loss of the Company as an unconsolidated VIE, is as follows:

AS AT DECEMBER 31, 2022 (MILLIONS)
Investments	$2,378
Due from affiliates	4

VIE related assets	2,382
Accounts payable	781

Due to affiliates	3

Maximum exposure to loss	$3,166

The Manager is part of the related party group that controls the Company but is not the party to which the Company’s operations most closely relate.

4.	INCOME TAXES

The income before provision (benefit) for taxes consists of the following:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Canadian	$19
Foreign	—

$19

The Manager does not currently carry a provision (benefit) for taxes as accrued taxes are $nil.

The Manager’s effective income tax rate is different from the Manager’s statutory income tax rate due to the following differences set out below:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Statutory income tax rate	27%
(Reduction) increase in rate resulting from:
Non taxable amounts	(27)%

Effective income tax rate	— %

As of December 31, 2022 the Manager did not have any material unrecognized tax benefits related to uncertain tax positions and had no temporary differences.

The Manager’s equity-accounted investment in the Company is expected to be realized through non-taxable dividends. As such, no tax provision is provided for.

The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of December 31, 2022, no tax returns are subject to examination.

5.	SHARE-BASED COMPENSATION

The Manager and the Corporation have granted share-based compensation awards to certain employees and non-employee directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity

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Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Expenses arising from equity classified share-based awards	$5
Recovery arising from liability classified share-based awards	(45)

$(40)

The Equity Plans are described below. The Corporation initially entered into these Equity Plans with their employees, some of whom following the spin-off of the asset management business became employees of the Manager. At the time of the Arrangement all outstanding awards under these plans were modified such that the awards were split into two awards on a 4:1 basis, consistent with how shareholders participated in the Arrangement. As a result, a lower strike price was set for the historically held awards and a new strike price was set for the newly issued Manager awards in order to provide awardees equivalent value before and after the Arrangement. Following the Arrangement, the Manager employees are entitled to retain both the existing Corporation awards and the newly issued Manager awards. In accordance with ASC 718-20-35-6 the Manager considers such changes to be modifications for the purposes of ASC 718, Compensation - Stock Compensation. As a result, the Manager has determined the incremental fair value of the modified instruments and will reflect the impact of the modification prospectively with the share based compensation expense recognized in the Manager’s financial statements for awards granted to its employees. Total share-based compensation expense included for the period ended December 31, 2022 relation to the Corporation awards and the Manager awards for employees of Manager is $4 million and $1 million, respectively. All share count and per share disclosure are presented on a post-spin-off basis.

In accordance with the Arrangement, the Manager entered the AMSA whereby the costs of its employees providing services to Brookfield Asset Management ULC are reimbursed on a cost recovery basis. The income related to these employee costs is recorded as Other Revenue (Expense) in the Consolidated Statement of Comprehensive Income and resulted in $35 million owed by the Manager to Brookfield Asset Management ULC under the Relationship Agreement due to the movement in the fair value of liability classified awards in the period.

Management Share Option Plan

As summarized above, the Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. The issuance of new Manager awards has been treated as a modification of the previous Corporation plan under ASC 718, Compensation - Stock Compensation. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2022, the total expense incurred by the Manager with respect to MSOP totaled $1 million.

D-1-194	FORM 20-F	F-15

The change in the number of options during the period ended December 31, 2022 was as follows:

	Brookfield Asset Management Ltd.[1]		Brookfield Corporation[2]

	Number of Options (000’s)	Weighted- Average Exercise Price	Number of Options (000’s)	Weighted- Average Exercise Price
Outstanding as at July 4, 2022	—	$—	—	$—
Transferred	—	—	13,972	23.77
Granted	3,663	22.39	899	46.62
Exercised	(24)	12.18	(309)	13.90
Cancelled	—	—	(9)	46.62

Outstanding as at December 31, 2022	3,639	$22.45	14,553	$25.38

1 - Represents the continuity of the Manager options relating to only those employees of the Manager based on the Manager’s weighted average exercise price which differs from that of the Corporation.

2 - Represents the continuity of the Corporation’s options relating to only those employees of the Manager based on the Corporation’s weighted average exercise price which differs from that of the Manager.

The weighted-average fair value of the Manager MSOP granted for the year ended December 31, 2022 was $3.50, and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022	Unit
Weighted-average share price	US$	$22.39
Average term to exercise	Years	7.4
Share price volatility[1]	%	22.2
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.8
Risk-free rate	%	2.1

1 - Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.

The weighted-average fair value of the Corporation MSOP granted for the year ended December 31, 2022 was $8.82, and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022	Unit
Weighted-average share price	US$	$46.62
Average term to exercise	Years	7.5
Share price volatility[1]	%	24.8
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.4
Risk-free rate	%	1.9

1 - Share price volatility was determined based on implied volatilities consistent with Brookfield Corporation’s historical share prices over a similar period to the average term to exercise.

Escrowed Stock Plan

As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing Escrowed Stock Plan (the “ES Plan”) participants were provided with both escrow shares of the Corporation and the Manager. Such awards provide executives with indirect ownership of Class A shares of both the Corporation and the Manager. Under the ES Plans, executives are granted common shares (the “ES Shares”) in one or more wholly owned private companies that own Class A

F-16	BROOKFIELD ASSET MANAGEMENT	D-1-195

shares of the Manager and the Corporation. These Class A shares held by the private companies are accounted for as treasury shares in the consolidated statements of the Manager. The issuance of additional instruments under the Arrangement is accounted for as a modification under ASC 718, Compensation - Stock Compensation, for it is a make-whole arrangement due to the equity restructuring associated with the spin-off.

The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.

For the period ended December 31, 2022, the total expense incurred with respect to the ES Plan totaled $3 million.

The change in the number of ES shares during the period ended December 31, 2022 was as follows:

	Brookfield Asset Management Ltd.[1]		Brookfield Corporation[2]

	Number of Options (000’s)	Weighted- Average Exercise Price	Number of Options (000’s)	Weighted- Average Exercise Price
Outstanding as at July 4, 2022	—	$—	—	$—
Transferred	—	—	5	42.62
Granted	5,452	29.64	16,319	34.84

Exercised	—	—	—	—

Outstanding as at December 31, 2022	5,452	$29.64	16,324	$34.84

1 - Represents the continuity of the Manager ES relating to only those employees of the Manager based on the Manager’s weighted average exercise price which differs from that of the Corporation.

2 - Represents the continuity of the Corporation ES relating to only those employees of the Manager. based on the Corporation’s weighted average exercise price which differs from that of the Manager.

The weighted-average fair value of the Manager escrowed shares granted for the period ended December 31, 2022 was $3.83, and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)	Unit
Weighted-average share price	US$	$29.64
Average term to exercise	Years	6.87
Share price volatility[1]	%	28.9
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	5.3
Risk-free rate	%	3.7

1 - Share price volatility was determined based on implied volatilities consistent with the Corporation’s historical share prices over a similar period to the average term to exercise.

D-1-196	FORM 20-F	F-17

The weighted-average fair value of the Corporation escrowed shares granted for the period ended December 31, 2022 was $7.50, and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)	Unit
Weighted-average share price	US$	$34.84
Average term to exercise	Years	7.1
Share price volatility[1]	%	27.0
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.0
Risk-free rate	%	4.0

1 - Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.

Restricted Stock Plan

As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing awardees of the Corporation’s Restricted Stock Plans were provided with newly issued restricted shares of the Manager. This arrangement was intended to make the participant whole for the loss in value of the share price due to the execution of the Arrangement. Such arrangement has been accounted for as a modification under ASC 718, Compensation - Stock Compensation. The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During the period from July 4, 2022 to December 31, 2022, there were 1.2 million Class A Corporation shares outstanding to Manager employees and the Manager granted 0.3 million Class A shares at the time of the spin-off pursuant to the terms and conditions of the Restricted Stock Plan to employees of the Manager, resulting in the recognition of $1 million of compensation expense.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs and RSUs into cash upon retirement or cessation of employment.

As part of the Arrangement, the employment of certain awardees holding existing DSUs and RSUs granted by the Corporation was transferred to the Manager. In an effort to make the participating employees whole for the loss in value of the existing DSUs and RSUs, the Corporation granted new awards which are structured to track against the share price of the Manager.

The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. The fair value of the vested DSUs and RSUs as at December 31, 2022 was $369 million.

F-18	BROOKFIELD ASSET MANAGEMENT	D-1-197

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The new grant of DSUs as part of the make-whole arrangement is considered a modification under ASC 718, Compensation - Stock Compensation. As these awards are liability classified, the amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the period ended December 31, 2022, employee compensation recovery totaled $45 million due to a change in the underlying share price.

The change in the number of the Corporation DSUs and RSUs outstanding to employees of the Manager for the period ended December 31, 2022 was as follows:

	Brookfield Corporation
	DSUs		RSUs
	Number of Units Tracking to BAM Ltd. share price (000’s)	Number of Units Tracking to BN share price (000’s)	Number of Units (000’s)	Weighted- Average Exercise Price

Outstanding as at July 4, 2022	—	—	—	$—
Transferred	—	6,011	5,488	6.11
Granted and reinvested	1,207	56	—	—
Exercised and cancelled	—	—	—	—

Outstanding as at December 31, 2022	1,207	6,067	5,488	$6.11

6.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures.

Basic and diluted net income per share of common stock for the period ended December 31, 2022 was calculated as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)	Class A Shares	Class B Shares
Numerator
Net income	$19	$—
Denominator
Weighted average of common stock outstanding - basic	396,166,341	21,280
Dilutive effect of potential common stock using treasury stock method	4,730,425	—

Weighted average of common stock outstanding - diluted	400,896,766	21,280

Net Income per Share
Earnings per share - basic	$0.05	$0.05
Earnings per share - diluted	0.05	0.05

D-1-198	FORM 20-F	F-19

Net income has been attributed to Class B shares. For the period ended December 31 2022 the amount is less than $0.5 million. The dilutive effect of potential common stock has not been applied to the Class B shares on the basis that the dilutive instruments only apply to Class A shares. The following weighted average potential common stock were evaluated under the treasury stock method for potentially dilutive effects and have been included in the above computation of diluted net income per share attributable to common shareholders for the period presented:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022
Management stock options of the Manager issued and allocated	3,350,560
Escrow shares of the Manager issued and allocated	819,365
Restricted shares of the Manager issued and allocated	560,500

Total	4,730,425

7.	RELATED PARTY TRANSACTIONS

As part of the partial spin-off of Brookfield Asset Management ULC, a loan was provided to the Company for $278 million from an affiliate of the Corporation which was ultimately contributed to the Manager and settled upon completion of the spin-off. In addition, on spin-off, an affiliate of the Manager subscribed for 2.4 million Class A shares of the Corporation for $52 million.

In the normal course of business, the Manager entered into transactions with related parties by providing share based compensation to employees of the Corporation and Brookfield Asset Management ULC as a result of the spin-off transaction and under the Relationship Agreement, and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term capital requirements.

As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with historical options and other awards, some of which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. In the current year, the Manager has recognized $(35) million in Other Revenue (Expense) under this arrangement resulting from the fair value movements of liability classified share based awards.

Under the TSA, Brookfield Asset Management ULC and the Corporation provide the Manager certain services to support day-to-day corporate activities. For services provided to the Manager, costs are recorded on a gross basis in the Consolidated Statement of Comprehensive Income. In the current year, the Manager has recognized $nil in the Consolidated Statement of Comprehensive Income under this arrangement.

The balances due from affiliates related to equity compensation are presented in Due from affiliates on the Consolidated Balance Sheet and the balances due to affiliates are presented in Accounts payable and other.

Due from affiliates and Due to affiliates consisted of the following:

AS AT DECEMBER 31, 2022 (MILLIONS)
Due from Affiliates
Receivables from affiliates related to compensation	$782

Due to Affiliates
Borrowings on short-term credit facility	3

F-20	BROOKFIELD ASSET MANAGEMENT	D-1-199

8.	COMMITMENTS AND CONTINGENCIES

Contingencies

Litigation

The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

9.	SUBSEQUENT EVENTS

On February 7, 2023, the Board of the Manager declared a quarterly dividend of $0.32 per share, payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023.

D-1-200	FORM 20-F	F-21

Brookfield Asset Management ULC

Consolidated and Combined Financial Statements

December 31, 2022

F-22	BROOKFIELD ASSET MANAGEMENT	D-1-201

Independent Auditor’s Report

To the shareholders and the Board of Directors of Brookfield Asset Management ULC

Opinion

We have audited the consolidated and combined financial statements of Brookfield Asset Management ULC and subsidiaries (the “Company”), which comprise the consolidated and combined balance sheets as of December 31, 2022 and 2021, and the related consolidated and combined statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated and combined financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

D-1-202	FORM 20-F	F-23

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2023

F-24	BROOKFIELD ASSET MANAGEMENT	D-1-203

BROOKFIELD ASSET MANAGEMENT ULC

CONSOLIDATED AND COMBINED BALANCE SHEETS

AS AT DECEMBER 31 (MILLIONS, EXCEPT SHARE AMOUNTS)	2022	2021

Assets
Cash and cash equivalents (Note 13)	$3,545	$2,494
Accounts receivable and other (Note 10)	429	224
Due from affiliates (Note 14)	2,121	6,732
Investments (Note 3)	6,877	13,564
Property, plant and equipment, net of accumulated depreciation	68	48
Intangible assets, net of accumulated amortization (Note 12)	59	64
Goodwill (Note 12)	249	249
Deferred income tax assets (Note 7)	739	2,268

Total assets	$14,087	$25,643

Liabilities
Accounts payable and other (Note 11)	$1,842	$1,872
Due to affiliates (Note 14)	811	8,207
Corporate borrowings (Note 15)	—	461
Deferred income tax liabilities (Note 7)	17	700

Total liabilities	2,670	11,240

Commitments and contingencies (Note 16)

Redeemable non-controlling interest in consolidated funds	—	4,532
Preferred shares redeemable non-controlling interest (Note 9)	1,811	—

Equity
Net parent investment	—	9,715
Common stock (Common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,271	—
Retained earnings	84	—
Accumulated other comprehensive income	153	156

Total Common Equity	9,508	9,871
Non-controlling interest	98	—

Total Equity	9,606	9,871

Total liabilities, redeemable non-controlling interest, and common equity	$14,087	$25,643

D-1-204	FORM 20-F	F-25

BROOKFIELD ASSET MANAGEMENT ULC

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Revenues
Management fee revenues (Note 6)
Base management and advisory fees	$2,835	$2,266	$1,892
Performance fees	—	157	—

Total management fee revenues	2,835	2,423	1,892
Investment income
Carried interest allocations
Realized	241	49	32
Unrealized	249	299	(97)

Total investment income	490	348	(65)
Interest and dividend revenue	258	293	287
Other revenues, net	44	23	40

Total revenues	3,627	3,087	2,154

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(700)	(703)	(519)
Other operating expenses	(236)	(185)	(157)
General and administrative	(81)	(132)	(114)

Total compensation, operating, and general and administrative expenses	(1,017)	(1,020)	(790)
Carried interest compensation
Realized	(61)	(74)	(55)
Unrealized	(139)	(137)	(65)

Total carried interest compensation	(200)	(211)	(120)
Interest expense paid to related parties	(154)	(171)	(257)

Total expenses	(1,371)	(1,402)	(1,167)
Other (expenses) income, net	1,090	1,504	(226)
Share of income from equity method investments	146	161	38

Income before taxes	3,492	3,350	799
Income tax expense (Note 7)	(627)	(504)	(226)

Net income	$2,865	$2,846	$573

Net (income) attributable to redeemable non-controlling interest in consolidated funds	$(909)	$(977)	$(175)
Net (income) attributable to preferred share redeemable non-controlling interest	(35)	—	—
Net (income) attributable to non-controlling interest	(6)	—	—

Net income attributable to common stockholders	$1,915	$1,869	$398

F-26	BROOKFIELD ASSET MANAGEMENT	D-1-205

BROOKFIELD ASSET MANAGEMENT ULC

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Net income	$2,865	$2,846	$573
Currency translation	(32)	(5)	(11)

Comprehensive income	2,833	2,841	562

Comprehensive (income) attributable to redeemable non-controlling interest	(909)	(978)	(174)
Comprehensive (income) attributable to preferred share redeemable non-controlling interest	(35)	—	—
Comprehensive (income) attributable to non-controlling interest	(6)	—	—

Comprehensive income attributable to common shareholders	$1,883	$1,863	$388

D-1-206	FORM 20-F	F-27

BROOKFIELD ASSET MANAGEMENT ULC

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

	Common Equity
(MILLIONS)	Net Parent Investment	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Total Common Equity	Non- controlling interest	Total Equity	Redeemable non-controlling interests
Balance at December 31, 2019	$9,162	$—	$—	$—	$175	$9,337	$—	$9,337	$2,117

Correction of immaterial errors	40	—	—	—	—	40	—	40	—
Net income	398	—	—	—	—	398	—	398	175
Currency translation	—	—	—	—	(11)	(11)	—	(11)	(1)
Contributions	1,238	—	—	—	—	1,238	—	1,238	630
Distributions	(1,839)	—	—	—	(2)	(1,841)	—	(1,841)	(77)

Balance at December 31, 2020	8,999	—	—	—	162	9,161	—	9,161	2,844
Net income	1,869	—	—	—	—	1,869	—	1,869	977
Currency translation	—	—	—	—	(6)	(6)	—	(6)	1
Contributions	2,194	—	—	—	—	2,194	—	2,194	1,315
Distributions	(3,347)	—	—	—	—	(3,347)	—	(3,347)	(605)

Balance at December 31, 2021	9,715	—	—	—	156	9,871	—	9,871	4,532

Net income	1,831	—	—	84	—	1,915	6	1,921	944
Currency translation	(29)	—	—	—	(3)	(32)	—	(32)	—
Contributions	3,897	—	—	—	—	3,897	92	3,989	—
Distributions	(6,143)	—	—	—	—	(6,143)	—	(6,143)	(5,476)
Transfer of interest	(9,271)	9,271	—	—	—	—	—	—	—

Balance at December 31, 2022	$—	$9,271	$—	$84	$153	$9,508	$98	$9,606	$—

F-28	BROOKFIELD ASSET MANAGEMENT	D-1-207

BROOKFIELD ASSET MANAGEMENT ULC

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Operating activities
Net income	$2,865	$2,846	$573
Other income, net	(1,090)	(1,504)	226
Share of (income) loss from investments accounted for under the equity method	22	(37)	87
Depreciation and amortization	13	11	7
Deferred income taxes	336	316	49
Stock based equity awards	(48)	199	99
Unrealized carried interest allocation, net	(110)	(162)	162
Net change in working capital balances	(3,020)	(246)	102
Other non-cash operating items	658	20	481

	(374)	1,443	1,786

Investing activities
Acquisitions
Property, plant and equipment	(13)	(35)	(20)
Equity accounted investments	(279)	(23)	(25)
Financial assets and other	(84)	(1,528)	(784)
Dispositions of investments and other	2,082	725	70

	1,706	(861)	(759)
Financing activities
Corporate borrowings	(1,612)	461	—
Issuance of related party loans	461	892	136
Repayment of related party loans	(324)	(907)	(60)
Issuance of non-operating loans to affiliates	35	—	—
Contributions from parent	5,155	52	65
Contributions from redeemable non-controlling interest	517	736	551
Distributions to parent	(3,184)	(1,395)	(1,264)
Distributions to redeemable non-controlling interest	(1,328)	(26)	(4)

	(280)	(187)	(576)
Cash and cash equivalents
Change in cash and cash equivalents	1,052	395	451
Effect of exchange rate changes on cash and cash equivalents	(1)	(2)	4
Balance, beginning of year	2,494	2,101	1,646

Balance, end of year	$3,545	$2,494	$2,101

Supplemental cash flow disclosures
Net change in working capital balances
Accounts receivable and other	$(205)	$68	$446
Accounts payable and other	(30)	216	(189)
Due from affiliates	4,611	(294)	(1,529)
Due to affiliates	(7,396)	(236)	1,374
Income taxes paid	291	188	177
Interest paid	37	171	257

D-1-208	FORM 20-F	F-29

BROOKFIELD ASSET MANAGEMENT ULC

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.	ORGANIZATION

On May 12, 2022, Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation’s historical asset management business into the newly incorporated Brookfield Asset Management ULC (“our asset management business”). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”). These consolidated financial statements represent the activities, assets and liabilities of the Corporation’s historical asset management business using a legal entity approach.

References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC’s asset management business focuses on infrastructure, renewable power and transition, private equity, real estate and credit, operating in various markets globally.

The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

We describe in these footnotes the business held by us after the Arrangement as if it were a standalone business for all historical periods described. However, we were not a standalone separate entity with independently conducted operations prior to the completion of the Arrangement.

The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenues (Expenses) accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation provides, on a transitional basis, certain services to the Company to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues (Expenses) accounting policy in Note 2.

F-30	BROOKFIELD ASSET MANAGEMENT	D-1-209

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements for periods prior to and through the date of the Arrangement were prepared on a combined standalone basis and were derived from the consolidated financial statements and accounting records of the Corporation. The financial statements for the period from December 9, 2022 through December 31, 2022, and as of December 31, 2022 are consolidated financial statements of the Company and its subsidiaries, each of which is wholly owned, and is based on the financial position and results of operations of the Company as a standalone company. Intercompany balances and transactions between consolidated entities have been eliminated. These consolidated and combined financial statements reflect the historical results of operations, financial position and cash flows of the Company in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The historical results of operations and cash flows of the Company prior to the Arrangement presented in these consolidated and combined financial statements may not be indicative of what they would have been had the Company been an independent standalone entity, nor are they necessarily indicative of the Company’s future results of operations, financial position and cash flows.

The consolidated and combined statements of operations for periods prior to and through the Arrangement include all revenues and costs directly attributable to the Company and an allocation of expenses related to certain Corporation corporate functions. These allocated costs and expenses include executive management, finance, treasury, tax, audit, legal, information technology, human resources and risk management functions and the related benefit/cost associated with such functions, including employee share-based and performance based compensation. These costs and expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remaining expenses allocated primarily on a pro rata basis using an applicable measure of revenues, headcount or other relevant measures. The Company considers these allocations to be a reasonable reflection of the utilization of services or the benefit received.

The preparation of the Company’s consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Generally, actual experience has been consistent with management’s prior estimates and assumptions. In many cases, management’s estimates and assumptions are dependent on estimates of such future developments which may change in the future. In the opinion of Management, all adjustments considered necessary for a fair presentation have been included in the accompanying consolidated and combined financial statements.

Certain of the comparative figures have been reclassified to conform to the consolidated and combined financial statement presentation adopted in the current year.

Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Management believes that estimates utilized in the preparation of the consolidated and combined financial statements reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary

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if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and continuously reconsiders that conclusion. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the Company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at December 31, 2022, the Company is not the primary beneficiary of any VIEs.

All intercompany balances and transactions have been eliminated on consolidation.

Redeemable non-controlling interests in consolidated funds

Non-controlling interests of unaffiliated limited partners in Brookfield Strategic Real Estate Partners III (“BSREP III”) are presented as redeemable non-controlling interests within the Consolidated and Combined Balance Sheet, outside of permanent equity as these limited partnership interests have withdrawal or redemption rights in certain limited circumstances that are beyond the control of the Company, such as instances in which retaining the limited partnership interest could cause the limited partner to violate a law, regulation or rule. The allocation of net income or loss to redeemable non-controlling interests is based on the relative ownership interest of the unaffiliated limited partners after the consideration of contractual arrangements that govern allocation of income or loss. At the consolidated level, potential incentives are allocated to redeemable non-controlling interests in consolidated funds until such incentives become allocable to the Company under the substantive contractual terms of the BSREP III limited partnership agreement. When redeemable amounts become contractually payable to the unaffiliated limited partners, they are classified as a liability in the Consolidated and Combined Balance Sheet.

Redeemable preferred shares non-controlling interest

Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“tracking shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiary. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Consolidated and Combined Balance Sheet, outside of permanent equity.

The first series of tracking shares issued by Brookfield US Holdings Inc. (“BUSHI”), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of tracking shares has a redemption clause whereby the issuer may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. The Company issued 100 shares with a carrying value equal to redemption value of $1.8 billion.

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The second series of tracking shares issued by Brookfield Manager Holdings Ltd.(“BMHL”), on the other hand, provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of tracking shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period. The Company issued 100 shares with a carrying value and redemption value equal to $nil.

Non-controlling interests of consolidated subsidiaries

Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss. For the period from the completion of the Arrangement to December 31, 2022, Net income attributable to non-controlling interests in consolidated entities was $6 million.

Revenue Recognition

Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606 - Revenue from Contract with Customers. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.

Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.

Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.

The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a fund-by-fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investors in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.

Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies. These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.

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Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Consolidated and Combined Balance Sheet.

Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.

Incentive distributions paid to us by our permanent capital vehicles, are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.

Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Consolidated and Combined Balance Sheets as of the reporting date.

Performance fees — Performance fees are generated when the Company exceeds predetermined investment returns within Brookfield Business Partners L.P. (“BBU”) and on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.

Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.

Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Consolidated and Combined Statements of Operations as Unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Consolidated and Combined Balance Sheet.

Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if

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these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these consolidated and combined financial statements.

Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.

Interest and dividend revenue — Interest and dividend revenue comprises primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.

Other Revenues (Expenses)

Other Revenues (Expenses) relates to the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company and the Corporation.

Under the perpetual AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other Revenues (Expenses) in the Consolidated and Combined Statement of Operations on a gross basis as and when the services are performed by the Manager.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other Revenues (Expenses) in the Consolidated and Combined Statement of Operations on a gross basis as the instruments vest.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.

Fair Value of Financial Instruments

U.S GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

•

Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

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•

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

•

Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Level II Valuation Techniques

Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.

The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:

•

Equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.

Level III Valuation Techniques

In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing to observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.

Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms, and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.

Investments

Investments include (i) investments held in consolidated funds and (ii) the Company’s interest in unconsolidated entities which are accounted for using the equity method of accounting.

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(i) Investments at fair value held in consolidated funds

Investments held in consolidated funds are measured at fair value as disclosed in Note 3. Upon the sale of an investment, the realized net gain or loss is computed using the weighted average cost on a first in, first out basis. Securities transactions are recorded on the trade date.

(ii) Company’s ownership interests in funds accounted for as equity method investments

Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate. Therefore, its investments in such Brookfield funds, which include both a proportionate and disproportionate allocation of the profits and losses, are accounted for under the equity method.

In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Consolidated and Combined Statements of Operations.

Refer to Note 3 for details in relation to equity accounted investments.

Cash and Cash Equivalents

Cash and cash equivalents represents cash on hand, cash held in banks, money market funds and liquid investments with original maturities of three months or less. Interest income from cash and cash equivalents is recorded in Interest and dividend revenue in the Consolidated and Combined Statements of Operations.

Intangibles and Goodwill

Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from three to twenty years, reflecting the contractual lives of such assets. Amortization expense is included within General and administrative in the Consolidated and Combined Statements of Operations. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach, and more frequently if circumstances indicate impairment may have occurred. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Company’s operating segments is less than their respective carrying values. The operating segments are considered the reporting units for testing the impairment of goodwill. If it is determined that it is more likely than not that an operating segment’s fair value is less than its carrying value or when the quantitative approach is used, an impairment loss is recognized to the extent by which the carrying value exceeds the fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

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Property, Plant and Equipment

Property, plant and equipment consist primarily of leasehold improvements, furniture, fixtures and equipment, computer hardware and software and are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets’ estimated useful economic lives, which for leasehold improvements are the lesser of the lease term or the life of the asset, generally ten to fifteen years, and three to seven years for other fixed assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, receivables from underlying funds in the fund of hedge funds business, placement and advisory fees receivables, receivables relating to unsettled sale transactions and loans extended to unaffiliated third parties. Accounts receivable are assessed periodically for collectability. Amounts determined to be uncollectible are charged directly to General and administrative expenses in the Consolidated and Combined Statements of Operations.

Foreign Currency

The U.S. Dollar is the functional and presentation currency of the Company. The Company consolidates a number of entities that have a non-U.S. Dollar functional currency. Each of the Company’s subsidiaries and associates determines its own functional currency and items of each subsidiary and associate included in the Consolidated and Combined financial statements are measured using that functional currency. Assets and liabilities of foreign operations having a functional currency other than the U.S. Dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of Accumulated other comprehensive income relating to that foreign operation is reclassified to Net income in the Consolidated and Combined Statement of Operations. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities of the Company are translated using the rate of exchange prevailing at the reporting date, and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in earnings. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

Compensation and benefits

Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation cost relating to the issuance of share-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period.

Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation’s share-based

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compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.

In addition, as may be agreed with the Company from time to time, the Manager may award options or other long-term incentive awards to employees of the Company who will compensate the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Consolidated and Combined Statements of Operations as the instruments vest.

Refer to Note 8 for further details of the Company’s share-based compensation.

Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.

General and Administrative Expenses

General and administrative primarily includes professional fees, occupancy, depreciation and amortization, travel, information technology and administration expenses.

Other Income (Expense)

Other income (expense) in the Consolidated and Combined Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares in addition to investments in its sponsored funds.

Income Taxes

The Company is a unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.

Prior to the Arrangement, the Company’s domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company’s standalone consolidated and combined financial statements in a manner that is systematic, rational and consistent with the asset and liability method.

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

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The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.

The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Consolidated and Combined Statements of Operations.

Related parties

In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.

The Company has certain loans and receivables within Due from Affiliates (Note 14) which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.

In addition to the Relationship Agreement and AMSA, the Corporation, the Manager and the Company have entered into the TSA pursuant to which (i) the Company agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services related to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Company to facilitate the orderly transition of the asset management business (the services, collectively, being “Transitional Services”). The Transitional Services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.

See Note 14 for further detail on the related party transactions.

Dividends

Dividends are reflected in the consolidated and combined financial statements when declared.

Derivatives

Derivative financial instruments under ASC 815,Derivative and Hedging are recognized on the Consolidated and Combined Balance Sheet at fair value with changes in fair value recognized in earnings.

Purchased or written options on equity interest of several of our equity method investments that do not meet the definition of a derivative are recognized on the Consolidated and Combined Balance Sheet on a gross basis as Other Assets or Other Liabilities within Accounts Receivable and Other or Accounts Payable and Other, respectively. These financial instruments are measured at fair value with changes in fair value recognized in Other Income (Expense),net.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standard updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and either determined to be not applicable or expected to have minimal impact on the company’s consolidated financial statements.

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In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU 2020-04 provides optional expedients and exceptions to GAAP requirements for modifications on debt instruments, leases, derivatives, and other contracts, related to the expected market transition from LIBOR, and certain other floating rate benchmark indices (collectively, “IBORs”) to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB issued ASU 2021-01 “Reference Rate Reform (Topic 848): Scope.” ASU 2021-01 clarifies that the practical expedients in ASU 2020-04 apply to derivatives impacted by changes in the interest rate used for margining, discounting, or contract price alignment. The guidance in ASU 2020-04 is optional and maybe elected over time, through December 31, 2022, as reference rate reform activities occur. Once ASU 2020-04 is elected, the guidance must be applied prospectively for all eligible contract modifications. Brookfield Asset Management ULC has not adopted any of the optional expedients or exceptions as of December 31, 2022.

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” to add contract assets and contract liabilities from contracts with customers acquired in a business combination to the list of exceptions to the fair value recognition and measurement principles that apply to business combinations, and instead require them to be accounted for in accordance with revenue recognition guidance. The new guidance is mandatorily effective for the company on January 1, 2023 and applied prospectively, with early adoption permitted. Brookfield Asset Management ULC is currently evaluating the new guidance.

Restatement For Correction of Immaterial Errors in Previously Issued Consolidated Financial Statements

In connection with the preparation of the consolidated and combined financial statements for the fiscal year ended December 31, 2022, the Company identified errors in its previously issued annual combined financial statements and unaudited quarterly combined financial statements. The errors were not material to any individual prior quarterly or annual period. The prior period errors were related to the inclusion of financial assets that did not belong to the Company and the over accrual of employee compensation costs.

In accordance with SEC Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (codified as Topic 1-N), the Company concluded that the correction of the errors was not material to any of its previously issued annual or interim financial statements. The Company has revised these consolidated and combined financial statements to correct the effect of these immaterial errors for the corresponding periods. Accordingly, for these prior periods the Company has revised the affected line items of its consolidated and combined balance sheets and consolidated and combined statements of operations, statements of comprehensive income, consolidated statements of shareholders equity, and consolidated statements of cash flows. The correction of the errors resulted in a $40 million increase in net parent investment as of January 1, 2020.

The effects of the correction of immaterial errors on the impacted accounts within the consolidated and combined balance sheet were as follows:

	December 31, 2021
(MILLIONS)	As previously reported	Adjustment		As revised
Investments	$13,650		$(86)	$13,564
Total Assets	25,729		(86)	25,643

D-1-220	FORM 20-F	F-41

	December 31, 2021
(MILLIONS)	As previously reported	Adjustment	As revised
Accounts payable and other	$2,032	$(160)	$1,872
Total Liabilities	11,400	(160)	11,240
Common equity	9,797	74	9,871

Total Liabilities, Redeemable non-controlling interest and Common equity	$25,729	$(86)	$25,643

The effects of the correction of immaterial errors on the impacted accounts within the consolidated and combined statements of operations were as follows:

	Year ended December 31, 2020			Year ended December 31, 2021
(MILLIONS)	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
Other income and expenses	$(242)	$16	$(226)	$1,486	$18	$1,504
Income before provision for taxes	783	16	799	3,332	18	3,350

Net income	557	16	573	2,828	18	2,846

Net Income attributable to Manager	$382	$16	$398	$1,851	$18	$1,869

3.	INVESTMENTS

AS AT DECEMBER 31 (MILLIONS)	2022	2021

Common shares (a)	$75	$1,323
Investments in affiliates (b)	1,309	6,204
Preferred shares (c)	—	1,557
Accrued carried interest (d)	1,271	676
Equity accounted investments (e)
Equity interest in Oaktree	3,940	3,790
Equity interest in other affiliates	282	14

Total equity accounted investments	4,222	3,804

	$6,877	$13,564

Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.

(a)

As at December 31, 2022, common share investments were $75 million. Common shares primarily represents investments of $64 million investment in Brookfield Renewable Energy L.P. (2021 - $64 million). Common share investments as at December 31, 2021 also included $464 million in BAM Exchange LP and a $206 million investment in a single-security private fund vehicle. Common share investments are carried at fair value with changes in fair value recorded on the Consolidated and Combined Statements of Operations in Other income (expenses), net.

F-42	BROOKFIELD ASSET MANAGEMENT	D-1-221

(b)

As at December 31, 2022, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.2 billion (2021 - $5.6 billion) which is accounted for as a financial asset measured at its net asset value (“NAV”) in accordance with ASC 321, Investments - Equity Securities. Prior to the spin-off, Investments in affiliates primarily represented the underlying strategic investments consolidated within BSREP III and measured at fair value. On completion of the Plan of Arrangement, the Company deconsolidated BSREP III and recognized no gains or losses on deconsolidation.

(c)

As at December 31, 2022, the investments in preferred shares were $nil. As at December 31, 2021 investments in preferred shares relate to a $1.0 billion investment in Series D preferred shares issued by BPR Retail Holdings as well as investments in non-traded preferred shares of other affiliated entities.

(d)

Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, regardless of whether such amounts have been realized.

The change in the Company’s accrued carried interest during the year ended December 31, 2022 is as follows:

(MILLIONS)	2022

Balance, beginning of year	$676
Changes in fund fair values	386
Impact of BSREP III deconsolidation	338
Realized carried interest	(129)
Balance, end of year	$1,271

(e)

The Company’s equity method investments include a 64% (2021 - 62%) economic interest in Oaktree acquired on September 30, 2019, a 49.9% (2021 – 25%) economic interest in LCM Partner Group transferred into the Company on spin-off, a 35% economic interest in Primary Wave acquired on October 3, 2022, and a number of general partner investments in our private funds. The Company has significant influence, but not control, over the operating and financial policies of these equity method investees’ by virtue of having the ability to appoint members of these investee’s governing bodies. Despite a 64% economic interest, the Company does not control Oaktree due to less than 50% of board representation and other contractual agreements that prevent the Company from having a controlling financial interest.

The Company recognized in Share of income from equity accounted investments in its Consolidated and Combined Statement of Operations its share of earnings or losses from all of its equity method investments of $146 million and $161 million for the year ended December 31, 2022 and December 31, 2021, respectively.

The summarized financial information of all of the Company’s equity method investments for the year ended December 31, 2022 is as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021

Investments	$40,019	$25,022
Assets	44,908	27,177
Liabilities	21,256	13,223
Capital	23,168	11,566
Non-controlling interest	$483	$2,182

D-1-222	FORM 20-F	F-43

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020

Revenues	$3,462	$4,916	$1,397
Expense	(3,559)	(1,650)	(1,100)
Net income	(97)	3,266	297
Net income attributable to non-controlling interest	$186	$403	$44

As of December 31, 2022, the carrying value of the Company’s equity method investments was $3.4 billion higher than its economic interest in these investees’ underlying net assets. Of this basis difference, $2.8 billion relates to identifiable intangible assets which will be amortized over the assets’ remaining useful life. The remaining relates to goodwill recognized upon acquisition of the Company’s interests in the investees which is not amortized.

The Company received $173 million cash distributions from its equity method investees for the year ended December 31, 2022 (December 31, 2021 - $124 million, December 31, 2020 - $125 million).

4.	VARIABLE INTEREST ENTITIES

The Company holds variable interest in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary due to the Company’s lack of more than a insignificant economic exposure, without considering the Company’s entitlement to carried interest which represents commensurate and at-market decision-maker fees. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company’s investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company’s maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company’s capital interest and any unrealized carried interest. For the years ended December 31, 2022 and 2021 the Company did not provide any amounts to unconsolidated VIEs other than its obligated commitments.

The assets and liabilities recognized in the Company’s Consolidated and Combined Balance Sheet related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021

Investments	$18	$14
Due from affiliates	22	2

VIE related assets	40	16

Maximum exposure to loss	$40	$16

5.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the consolidated and combined financial statements: Accounts receivable and other, Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, Accrued carried interest, and Redeemable non-controlling interest.

F-44	BROOKFIELD ASSET MANAGEMENT	D-1-223

The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at December 31, 2022 and 2021:

AS AT DECEMBER 31, 2022 (MILLIONS)	Level I	Level II	Level III	Total

Assets
Cash and cash equivalents	$3,545	$—	$—	$3,545
Investments (Note 3)
Common shares	—	—	75	75

Total investments	—	—	75	75

Total Assets	3,545	—	75	3,620

Liabilities
Accounts payable and other	—	—	190	190

Total Liabilities	$—	$—	$190	$190

Excluded from the fair value hierarchy above is the Company’s investment in BSREP III as at December 31, 2022, for which fair value is measured at NAV per share as a practical expedient. As of December 31, 2022, the fair value of the BSREP III investment was $1.2 billion, all of which may not be redeemed at, or within three months of, the reporting date. The Company did not have any investment measured using NAV per share as at December 31, 2021.

AS AT DECEMBER 31, 2021 (MILLIONS)	Level I	Level II	Level III	Total

Assets
Cash and cash equivalents	$2,494	$—	$—	$2,494
Investments (Note 3)
Common shares	91	670	562	1,323
Investments in affiliates	—	—	6,204	6,204
Preferred shares	—	—	1,557	1,557

Total investments	91	670	8,323	9,084
Loans to related parties (Note 13)	—	—	545	545

Total Assets	2,585	670	8,868	12,123

Liabilities
Accounts payable and other	$—	$—	$69	$69
Borrowings from related parties (Note 13)	—	—	4,102	4,102

Total Liabilities	$—	$—	$4,171	$4,171

D-1-224	FORM 20-F	F-45

The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of December 31, 2022 and 2021:

AS AT DECEMBER 31, 2022	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges	Weighted- Average (a)	Impact to valuation from an increase in input

Common shares	$75	See note (b)	N/A	N/A	N/A	N/A

Accounts payable and other	190	See note (c)	N/A	N/A	N/A	N/A

AS AT DECEMBER 31, 2021	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges	Weighted- Average (a)	Impact to valuation from an increase in input

Common shares	$562	See note (b)	N/A	N/A	N/A	N/A
Investment in affiliates	6,204	Discounted cash flows	Discount rate	7.0% - 22%	8.4%	Lower
		Direct capitalization method	Capitalization rate	4.3% - 21%	5.5%	Lower
Preferred shares	1,557	Discounted cash flows	Discount rate	4.5% - 6.0%	5.6%	Lower
Loans to related parties	545	Discounted cash flows	Discount rate	2.5% - 6.5%	4.2%	Lower

Accounts payable and other	69	See note (c)	N/A	N/A	N/A	N/A

Borrowings from related parties	4,102	Discounted cash flows	Discount rate	4.9% - 6.0%	5.8%	Lower

(a) Unobservable inputs were weighted based on the fair value of the investments included in the range.

(b) Common shares as at December 31, 2022 relate to the Company’s $64 million (2021- $64 million) investment in Brookfield Renewable Energy L.P. which are being recorded at fair value on the Consolidated and Combined Balance Sheet. Common shares as at December 31, 2021 relate to the Company’s investment in BPY units, which are being recorded at fair value on the Consolidated and Combined Balance Sheet based on the value of units on privatization of BPY in July 2021. The value on privatization of BPY represents the most recent, independently validated and observable market price for the units.

(c) Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by shareholders of Oaktree and Primary Wave that are not related to the Corporation or the Company to sell their shares using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

During the year ended December 31, 2022, there have been no changes in valuation techniques within Level II and Level III that have had a material impact on the valuation of financial instruments.

F-46	BROOKFIELD ASSET MANAGEMENT	D-1-225

The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value and does not include gains or losses that were reported in Level III in prior years or for instruments that were transferred out of Level III prior to the end of the respective reporting period. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other income (expense) in the Consolidated and Combined Statements of Operations.

FOR THE YEAR ENDED DECEMBER 31, 2022 (MILLIONS)	Common shares	Investment in affiliates	Preferred shares	Loans to related parties	Borrowings from parties	Accounts Payable and other

Balance, beginning of period	$562	$6,204	$1,557	$545	$4,102	$69
Net purchases (redemptions)	(487)	(7,122)	(1,557)	(540)	(4,102)	121
Gains (losses) included in earnings	—	918	—	(5)	—	—

Balance, end of period	$75	$—	$—	$—	$—	$190

FOR THE YEAR ENDED DECEMBER 31, 2021 (MILLIONS)	Common shares	Investment in affiliates	Preferred shares	Loans to related parties	Borrowings from parties	Accounts Payable and other

Balance, beginning of period	$—	$3,780	$725	$1,807	$4,781	$35
Transfer into Level III (a)	562	—	—	—	—
Net purchases (redemptions)	—	1,475	832	(1,262)	(679)	34
Gains included in earnings	—	949	—	—	—

Balance, end of period	$562	$6,204	$1,557	$545	$4,102	$69

(a) Transfer into Level III related to the privatization of BPY on July 26, 2021. As the BPY units ceased to have a publicly observable trading price from the date of the privatization the value of these units was transferred to Level III.

6. REVENUE

The Company focuses on a number of investment strategies, specifically renewable power and transition, infrastructure, private equity, real estate and credit, operating in various markets including the United States, Canada, and the rest of the world.

The following table sets out revenue disaggregated by investment strategy.

FOR THE YEAR ENDED DECEMBER 31, 2022 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total

Management and advisory fees, net	$455	$737	$218	$800	$290	$2,500
Incentive distributions	95	240	—	—	—	335

	$550	$977	$218	$800	$290	$2,835

FOR THE YEAR ENDED DECEMBER 31, 2021 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total

Management and advisory fees, net	$388	$584	$175	$569	$235	$1,951
Incentive distributions	80	206	—	29	—	315
Performance fees	—	—	157	—	—	157

	$468	$790	$332	$598	$235	$2,423

D-1-226	FORM 20-F	F-47

FOR THE YEAR ENDED DECEMBER 31, 2020 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total

Management and advisory fees, net	$250	$615	$182	$348	$191	$1,586
Incentive distributions	65	183	—	58	—	306

	$315	$798	$182	$406	$191	$1,892

7.	INCOME TAXES

Prior to the completion of the Arrangement, the Company’s operating results were included as part of the Corporation’s various income tax returns. For the purposes of the Company’s consolidated and combined financial statements for periods prior to the Arrangement, income tax expense and deferred tax balances have been recorded as if the Company filed tax returns on a standalone basis. The separate return method applies the accounting guidance for income taxes to the standalone consolidated and combined financial statements as if the Company was a separate taxpayer and a standalone enterprise prior to the Arrangement.

The following is a summary of the Company’s income tax (benefit) expense.

The income before provision for taxes consists of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020

Canadian	$752	$1,360	$601
Foreign	2,740	1,990	198

	$3,492	$3,350	$799

The provision (benefit) for taxes consists of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020

Current
Canadian	$174	$125	$132
Foreign	117	63	45

Total provision for current tax	291	188	177
Deferred
Canadian	29	79	(41)
Foreign	307	237	90

Total provision for deferred tax	336	316	49

	$627	$504	$226

The company’s Canadian statutory income tax rate has remained consistent at 27% during the years ended December 31, 2022, 2021 and 2020.

F-48	BROOKFIELD ASSET MANAGEMENT	D-1-227

The company’s effective income tax rate is different from the company’s statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DECEMBER 31	2022	2021	2020

Statutory income tax rate	27%	27%	27%
(Reduction) increase in rate resulting from:
Incentive distributions	(3)%	(3)%	(9)%
International operations subject to different tax rates	— %	— %	1%
Taxable income attributable to non-controlling interests	(7)%	(8)%	(6)%
Portion of gains subject to different tax rates	—%	(1)%	13%
Other	1%	— %	2%

Effective income tax rate	18%	15%	28%

A summary of the tax effects of the temporary differences is as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021

Assets
Losses (Canada)	$24	$43
Losses (Foreign)	1,023	1,872
Investment basis differences/net unrealized gains and losses	(308)	353

Deferred income tax assets	$739	$2,268

Liabilities
Investment basis differences/net unrealized gains and losses	17	700

Deferred income tax liabilities	$17	$700

As at December 31, 2022, the company has Canadian non-capital loss carryforwards of approximately $89 million (as at December 31, 2021 – $160 million) that will begin to expire in 2037, and foreign net operating loss carryforwards of approximately $5 billion (2021 – $9 billion) that expire after 2026.

As of December 31, 2022, the company has accumulated undistributed earnings generated by certain foreign subsidiaries, which it intends to indefinitely reinvest and have not recorded any deferred taxes with respect to outside tax basis difference on these subsidiaries.

As of December 31, 2022, 2021 and 2020 the company did not have any material unrecognized tax benefits related to uncertain tax positions.

The company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of December 31, 2022, the company’s Canadian income tax returns for the years 2018 through 2022 are open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2021 are currently subject to examination.

8.	SHARE-BASED COMPENSATION

The Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans

D-1-228	FORM 20-F	F-49

(the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

The expense recognized for share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020

Expenses arising from equity-settled share-based awards	$132	$53	$39
(Recovery)/Expense arising from cash-settled share-based awards	(195)	98	12

	$(63)	$151	$51

The share-based payment plans are described below. The Corporation initially entered into these Equity Plans with their employees, some of whom following the spin-off of the asset management business became employees of the Company. At the time of the Arrangement all outstanding awards under these plans were modified such that the awards were split into two awards on a 4:1 basis, consistent with how shareholders participated in the Arrangement. As a result, a lower strike price was set for the historically held awards and a new strike price was set for the newly issued Manager awards in order to provide awardees equivalent value before and after the Arrangement. Following the Arrangement, the Company employees are entitled to retain both the existing Corporation awards and the newly issued Manager awards. In accordance with ASC 718-20-35-6 these changes are considered modifications for the purposes of ASC 718, Compensation - Stock Compensation. The Company has determined the incremental fair value of the modified instruments and will reflect the impact of the modification prospectively with the share based compensation expense recognized in the financial statements for awards granted to its employees of the Company. All share count and per share disclosures are presented on a post-spin-off basis.

As a result of the Arrangement, there were a number of modifications to the plans during 2022. There were no cancellations of or modifications to any of the plans during 2021 or 2020.

Management Share Option Plan

As summarized above, the Company recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were initially granted by the Corporation or the Manager. The issuance of these new awards has been treated as a modification of the previous Brookfield Corporation plan under ASC 718, Compensation – Stock Compensation. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2022, the total expense incurred with respect to MSOP totaled  $26 million (2021 – $12 million, 2020 – $11 million).

F-50	BROOKFIELD ASSET MANAGEMENT	D-1-229

The change in the number of options outstanding during the years ended December 31, 2022 and 2021 were as follows:

	Brookfield Asset Management Ltd.		Brookfield Corporation

	Number of Options (000’s)	Weighted- Average Exercise Price	Number of Options (000’s)	Weighted- Average Exercise Price
Outstanding as at January 1, 2022	—	$—	17,499	$23.66
Transferred	—	—	3,588	15.58
Granted	5,644	22.90	2,562	46.62
Exercised	—	—	(1,701)	15.19
Cancelled	(13)	35.55	(120)	38.09

Outstanding as at December 31, 2022	5,631	$22.87	21,828	$25.61

	Brookfield Corporation
	Number of Options (000’s)	Weighted-Average Exercise Price
Outstanding as at January 1, 2021	17,907	$21.33
Granted	1,867	35.56
Exercised	(2,275)	15.08

Outstanding as at December 31, 2021	17,499	$23.66

The weighted-average fair value of Brookfield Corporation options granted for the year ended December 31, 2022 was $8.82 (2021 – $5.71), and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Brookfield Corporation
	Unit	2022	2021
Weighted-average share price	US$	$46.62	$35.56
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	24.8	24.4
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.4	1.7
Risk-free rate	%	1.9	1.0

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.

D-1-230	FORM 20-F	F-51

The weighted-average fair value of Brookfield Asset Management Ltd. options granted for the year ended December 31, 2022 was $3.50 and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Brookfield Asset Management Ltd.
	Unit	2022
Weighted-average share price	US$	$22.90
Average term to exercise	Years	7.4
Share price volatility[1]	%	22.2
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.8
Risk-free rate	%	2.1

1.	Share price volatility was determined based on implied volatilities consistent with Brookfield Corporation’s historical share prices over a similar period to the average term to exercise.

Escrowed Stock Plan

As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing Escrowed Stock Plan (the “ES Plan”) participants were provided with both escrow shares of the Corporation and the Manager. Such awards provide executives with exposure to go-forward upside on Class A shares of both the Corporation and the Manager. Under the ES Plans, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares of the Manager and the Corporation. The issuance of additional instruments under the Arrangement is accounted for as a modification under ASC 718, Compensation - Stock Compensation, for it is a make-whole arrangement due to the equity restructuring associated with the spin-off.

The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private Escrow companies will be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued.

Prior to the Arrangement, the ES Plan only provided executives with indirect ownership of Class A shares of the Corporation. In preparation for the completion of the Arrangement, the Corporation accelerated the vesting of all outstanding ES shares and triggered a mandatory exchange of those determined to be in the money for Class A shares of the Corporation. Immediately following the mandatory exchange, all ES shares determined to be out of the money were replaced with new awards issued by the Corporation with a strike price reset to the in the money share price as at the point of exchange and the requisite services period reset to the 5-years. The fair value of the original awards immediately prior to the modification and the fair value of the replacement awards were assessed and it was determined that there was an incremental increase in fair value of $1 million. This increase, together with the historical unvested expense, will be amortized over the requisite vesting period of the newly issued awards.

For the year ended December 31, 2022, the total expense incurred with respect to the ES Plan totaled $51 million (2021 – $8 million).

F-52	BROOKFIELD ASSET MANAGEMENT	D-1-231

The changes in the number of ES shares during 2022 and 2021 were as follows:

	Brookfield Asset Management Ltd.		Brookfield Corporation
	Number of Units (000’s)	Weighted- Average Exercise Price	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding as at January 1, 2022	—	$—	10,361	$25.29
Transferred	—	—	318	46.22
Granted	2,361	29.64	10,755	36.28
Exercised	—	—	(11,293)	29.10

Outstanding as at December 31, 2022	2,361	$29.64	10,141	$35.23

	Brookfield Corporation
	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding as at January 1, 2021	9,489	$23.56
Granted	1,209	35.65
Exercised	(337)	13.76

Outstanding as at December 31, 2021	10,361	$25.29

The weighted-average fair value of Brookfield Corporation escrowed shares granted for the year ended December 31, 2022 was $7.66 (2021 – $5.72), and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE YEARS ENDED DECEMBER 31	Brookfield Corporation
	Unit	2022	2021
Weighted-average share price	US$	$36.28	$35.64
Average term to exercise	Years	7.20	7.50
Share price volatility[1]	%	26.7	24.4
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.0	1.6
Risk-free rate	%	3.7	1.0

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.

D-1-232	FORM 20-F	F-53

The weighted-average fair value of Brookfield Asset Management Ltd. escrowed shares granted for the year ended December 31, 2022 was $3.83, and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Brookfield Asset Management Ltd.
	Unit	2022
Weighted-average share price	US$	$29.64
Average term to exercise	Years	6.87
Share price volatility[1]	%	28.9
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	5.3
Risk-free rate	%	3.7

1.	Share price volatility was determined based on implied volatilities consistent with Brookfield Corporation’s historical share prices over a similar period to the average term to exercise.

Restricted Stock Plan

As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing awardees of the Corporation’s Restricted Stock Plans were provided with newly issued restricted shares of the Manager. This arrangement was intended to make the participant whole for the loss in value of the share price due to the execution of the Arrangement. Such arrangement has been accounted for as a modification under ASC 718, Compensation - Stock Compensation. The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During 2022, the Corporation and the Manager granted 1.1 million Class A shares and 1.3 million Class A shares pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $55 million (2021 – $33 million) of compensation expense.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.

As part of the Arrangement, the employment of certain awardees holding existing DSUs and RSUs granted by the Corporation was transferred to the Manager. In an effort to make the participating employees whole for the loss in value of the existing DSUs and RSUs, the Corporation granted new instruments which are structured to track against the share price of the Manager.

The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted

F-54	BROOKFIELD ASSET MANAGEMENT	D-1-233

into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. The fair value of the vested DSUs and RSUs as at December 31, 2022 was $168 million (2021 – $252 million).

Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs and RSUs. The new grant of DSUs as part of the make-whole arrangement is considered a modification under ASC 718, Compensation - Stock Compensation. The amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2022, employee compensation recovery totaled $195 million (2021 – expense of $98 million).

The change in the number of DSUs and RSUs outstanding during the years ended December 31, 2022 and 2021 were as follows:

	Brookfield Corporation
	DSUs		RSUs
	Number of Units BAM Ltd. Tracking (000’s)	Number of Units BN Tracking (000’s)	Number of Units (000’s)	Weighted- Average Exercise Price

Outstanding as January 1, 2022	—	3,397	823	$3.92
Transferred	—	225	—	—
Granted and reinvested	915	234	—	—
Exercised and cancelled	—	—	—	—

Outstanding as at December 31, 2022	915	3,856	823	$3.92

	Brookfield Corporation
	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted- Average Exercise Price

Outstanding as at January 1, 2021	4,893	823	$3.92
Granted	90	—	—
Exercised	(1,586)	—	—

Outstanding as at December 31, 2021	3,397	823	$3.92

9. PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST

In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporations holdings in BUSHI’s and BMHL’s common shares.

The preferred shares are denoted as a form of preferred shares, which we also refer to as tracking shares and represents a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly

D-1-234	FORM 20-F	F-55

dividends when declared by BUSHI and BHML. The BUSHI preferred shares are redeemable at the option of the issuer after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interests.

The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI preferred shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL preferred shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected.

The movement in the carrying value of the redeemable non-controlling interests is as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Balance at the beginning of the year	$—	$—
Issuance of preferred shares	1,776	—
Change in redemption price of preferred shares	35	—

Balance at the end of the year	$1,811	$—

10. ACCOUNTS RECEIVABLE AND OTHER

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Accounts receivable	$245	$26
Prepaid expenses	61	40
Other assets	123	158

	$429	$224

Other assets is primarily made up of tax recoveries not yet collected.

11. ACCOUNTS PAYABLE AND OTHER

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Accounts payable	$376	$561
Accrued liabilities	991	1,077
Other liabilities	475	234

	$1,842	$1,872

Other liabilities are primarily comprised of current taxes payable and accrued bonuses.

12. GOODWILL AND INTANGIBLE ASSETS

The carrying value of Goodwill was $249 million as of December 31, 2022, 2021 and 2020. At December 31, 2022, 2021 and 2020, the company determined there was no evidence of goodwill impairment.

F-56	BROOKFIELD ASSET MANAGEMENT	D-1-235

Intangible assets, net consists of the following:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Contractual customer relationships[1]	$82	$82
Accumulated amortization	(23)	(18)

	$59	$64

1.	Contractual customer relationships includes accumulated impairment of $73 million (2021 - $73 million).

Changes in intangible assets, net consists of the following:

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of year	$64	$71	$123
Amortization	(5)	(2)	(6)
Impairment and other	—	(5)	(46)

Balance, end of year	$59	$64	$71

Intangible assets consist of acquired contractual rights to earn future fee income, which have a weighted-average amortization period of 6 years. Amortization of intangible assets held at December 31, 2022 is expected to be $3 million, $3 million, $3 million, $2 million, and $2 million for each of the years ending December 31, 2023, 2024, 2025, 2026 and 2027, respectively. The impairment of contractual customer relationships relates to a decline in anticipated future fee income of a specific fund management entity due to fund redemptions during the period. Fair value was determined using discounted cash flows of the reporting unit and the impairment is recorded in Other income (expense), net in the Consolidated and Combined Statement of Operations.

13. CASH AND CASH EQUIVALENTS

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Cash and bank balances	$272	$2,482
Cash equivalents	3,273	12

	$3,545	$2,494

The carrying value of cash and cash equivalents approximates their fair value. Cash equivalents comprises a deposit with the Corporation of $3.3 billion (2021- $nil).

14. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities. During the year ended December 31, 2022, the Company recorded $3.2 billion of revenues derived from related party transactions on its Consolidated and Combined Statement of Operations (2021 – $2.8 billion).

In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from equity compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Consolidated and Combined Balance Sheets.

D-1-236	FORM 20-F	F-57

Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Consolidated and Combined Statements of Operations. In the current year, under this arrangement, the Company has recognized $6 million in the Consolidated and Combined Statements of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to the Company employees.

As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with the options and other awards, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenue in the Consolidated and Combined Statement of Operations on a gross basis as the instruments vest. In the current year, the Company has recognized $12 million expense in the Consolidated and Combined Statement of Operations under this arrangement.

The Company places cash on deposit with the Corporation. As at December 31 , 2022, our net deposit with the Corporation was $3.3 billion (December 31, 2021: $nil) and Company earned interest income of $9 million for the funds on deposit for the year ended December 31, 2022 (2021: $nil). Deposits bear interest at market rates.

Due from affiliates and due to affiliates consisted of the following:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Due from Affiliates
Loans to related parties - operating	$1,859	$6,187
Receivables from affiliates related to share based compensation	173	—
Loans to related parties	89	545

	2,121	6,732

Due to Affiliates
Operating payables due to related parties	811	4,105
Payables to affiliates related to share based compensation	—	—
Borrowings from related parties	—	4,102

	$811	$8,207

Due from affiliates

Due from affiliates of $2.1 billion (2021 - $6.7 billion) consists of $1.9 billion (2021 - $6.2 billion) of operating receivables which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of L-375 bps or a fixed interest rate of 0.14%. The prior period loans to related parties are unsecured with floating rates of L-375bps or fixed interest rates ranging from 2.5% – 6.5%. Maturities on loans to related parties range from 2023 to 2057. The loans were generally issued to finance acquisitions and fund commitments.

Due to affiliates

Due to affiliates of $811 million (2021 - $8.2 billion) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable. The prior year’s borrowings from related parties of $4.1 billion are unsecured with interest rates ranging from 4.9% – 6.0% and maturities of 2023 – 2047. The borrowings from related parties were fully settled during 2022.

F-58	BROOKFIELD ASSET MANAGEMENT	D-1-237

15. CORPORATE BORROWINGS

The Company did not have any corporate borrowings outstanding as of December 31, 2022.

As at December 31, 2021 the Company’s corporate borrowings consisted of commercial paper contracted with financial institutions under normal commercial terms for short-term liquidity management. The commercial paper program was wound down during the fourth quarter of 2022.

16. COMMITMENTS AND CONTINGENCIES

Commitments

On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $1.8 billion of the total commitment as of December 31, 2022 (December 31, 2021 – $1.9 billion).

Contingencies

Litigation

The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

17. SUBSEQUENT EVENTS

On March 6, 2023, Oaktree called their put option and as a result, the Company will acquire an additional 6,118,831 Oaktree Capital Group Holdings, L.P. units in exchange for $444 million increasing their ownership interest from 64.4% to 68.2%.

D-1-238	FORM 20-F	F-59

Oaktree Asset Management Operating Group

Combined and Consolidated Financial Statements

December 31, 2022

D-1-239

Report of Independent Auditors

The Unitholders of Oaktree Asset Management Operating Group

Opinion

We have audited the combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman), L.P., and Oaktree Investment Holdings, L.P., and their consolidated subsidiaries (collectively, the “Oaktree Asset Management Operating Group” or the “Company” as defined in Note 1), which comprise the combined and consolidated statement of financial condition as of December 31, 2022, and the combined and consolidated statements of operations, comprehensive income, cash flows, and changes in unitholders’ capital for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

D-1-240	FORM 20-F	F-61

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Matter

The accompanying combined and consolidated statement of financial condition of the Company as of December 31, 2021, and the related combined and consolidated statements of operations, comprehensive income, cash flows, and changes in unitholders’ capital for the years ended December 31, 2021 and 2020, and the related notes were not audited, reviewed, or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Ernst & Young LLP

Los Angeles, California

March 30, 2023

F-62	BROOKFIELD ASSET MANAGEMENT	D-1-241

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)
Assets
Cash and cash-equivalents	$436,342	$203,089
U.S. Treasury and other securities	319,004	281,611
Corporate investments (includes $43,276 and $84,420 measured at fair value as of December 31, 2022 and 2021, respectively)	1,634,721	1,252,228
Due from affiliates	161,904	83,125
Deferred tax assets	3,528	3,548
Other assets	601,710	553,169
Right-of-use assets	75,913	85,684
Assets of consolidated funds:
Cash and cash-equivalents	456,921	490,008
Investments, at fair value	9,934,610	11,514,222
Dividends and interest receivable	56,569	36,607
Receivable for securities sold	54,284	223,439
Derivative assets, at fair value	384	663
Other assets, net	5,164	5,362

Total assets	$13,741,054	$14,732,755

Liabilities and Unitholders’ Capital
Liabilities:
Accrued compensation expense	$1,206,291	$1,097,288
Accounts payable, accrued expenses and other liabilities	193,134	167,103
Due to affiliates	18,886	72,836
Debt obligations (Note 10)	1,043,534	899,470
Operating lease liabilities	98,021	110,739
Liabilities of consolidated funds:
Accounts payable, accrued expenses and other liabilities	98,175	46,966
Payables for securities purchased	402,253	953,216
Derivative liabilities, at fair value	1,542	38
Distributions payable	—	25,807
Debt obligations of the consolidated funds	222,421	414,000
Debt obligations of CLOs	8,745,652	7,806,263

Total liabilities	12,029,909	11,593,726

Commitments and contingencies (Note 17)
Non-controlling redeemable interests in consolidated funds	466,021	2,141,523

Unitholders’ capital:
Total unitholders’ capital	1,245,124	997,506

Total liabilities and unitholders’ capital	$13,741,054	$14,732,755

Please see accompanying notes to combined and consolidated financial statements.

D-1-242	FORM 20-F	F-63

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS, EXCEPT PER UNIT AMOUNTS)	2022	2021 (unaudited)	2020 (unaudited)
Revenues
Management fees	$1,066,236	$967,629	$805,319
Incentive fees and carried interest allocation	220,797	449,502	5,911

Total revenues	1,287,033	1,417,131	811,230

Expenses
Compensation and benefits	(603,320)	(551,248)	(485,237)
Equity-based compensation	(36,578)	(42,777)	(62,194)
Performance related compensation	(158,083)	(450,148)	(56,301)

Total compensation and benefits expense	(797,981)	(1,044,173)	(603,732)
General and administrative	(191,716)	(139,541)	(139,553)
Depreciation and amortization	(20,900)	(80,544)	(26,557)
Consolidated fund expenses	(20,272)	(22,447)	(13,462)

Total expenses	(1,030,869)	(1,286,705)	(783,304)

Other income (loss)
Interest expense	(297,578)	(191,934)	(193,680)
Interest and dividend income	523,870	407,605	381,603
Net realized gain (loss) on consolidated funds’ investments	(38,748)	(14,301)	(76,164)
Net change in unrealized appreciation (depreciation) on consolidated funds’ investments	42,217	326,154	(40,718)
Investment income	60,581	142,662	127,908
Other income, net	(2,998)	(6,981)	(451)

Total other income	287,344	663,205	198,498

Income before income taxes	543,508	793,631	226,424

Income taxes	(26,069)	(15,710)	(9,236)

Net income	517,439	777,921	217,188

Less:
Net income attributable to non-controlling interests in consolidated funds	(159,609)	(364,282)	(38,220)
Net income attributable to non-controlling interests in consolidated subsidiaries	(1,377)	(1,932)	(1,715)

Net income attributable to Oaktree Asset Management Operating Group	$356,453	$411,707	$177,253

Please see accompanying notes to combined and consolidated financial statements.

F-64	BROOKFIELD ASSET MANAGEMENT	D-1-243

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)	2020 (unaudited)

Net income	$517,439	$777,921	$217,188

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	(8,357)	10,858	(4,633)

Other comprehensive income (loss), net of tax	(8,357)	10,858	(4,633)

Total comprehensive income	509,082	788,779	212,555
Less:

Comprehensive (income) loss attributable to non-controlling interests in consolidated funds	(159,609)	(364,282)	(38,220)
Comprehensive (income) attributable to non-controlling interests in consolidated subsidiaries	(1,377)	(1,932)	(1,715)

Comprehensive income attributable to Oaktree Asset Management Operating Group unitholders	$348,096	$422,565	$172,620

Please see accompanying notes to combined and consolidated financial statements.

D-1-244	FORM 20-F	F-65

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)	2020 (unaudited)

Operating activities
Net income	$517,439	$777,921	$217,188

Adjustments to reconcile net income to net cash used in operating activities:
Carried interest allocation, performance related revenue	(63,192)	(328,165)	51,291

Carried interest allocation, performance related compensation	32,276	308,756	3,601
Investment income	(60,581)	(142,662)	(127,908)

Depreciation and amortization	20,900	80,544	26,557
Equity-based compensation	36,578	42,777	62,194

Net realized and unrealized (gain) loss from consolidated funds’ investments	(3,469)	(311,853)	116,882
Accretion of original issue and market discount of consolidated funds’ investments, net	(15,187)	(5,560)	(24,673)

Income distributions from corporate investments in funds and companies	113,467	99,673	99,102
Other non-cash items	911	1,974	3,016

Cash flows due to changes in operating assets and liabilities:
(Increase) decrease in deferred tax assets	321	94	(1,039)

Decrease (increase) in other assets	14,171	9,878	(27,239)
Increase (decrease) in net due to affiliates	(214,475)	(20,308)	31,220

Increase (decrease) in accrued compensation expense	76,727	116,966	47,520
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(7,836)	(46,434)	92,598

Cash flows due to changes in operating assets and liabilities of consolidated funds
Increase in dividends and interest receivable	(21,339)	(11,368)	4,080

(Increase) decrease in due from brokers	—	(2,694)	2
Increase in receivables for securities sold	164,265	(110,111)	(30,357)

(Increase) decrease in other assets	(6,189)	4,198	12,216
Increase (decrease) in accounts payable, accrued expenses and other liabilities	29,328	31,139	(36,994)

Increase in payables for securities purchased	(499,715)	361,434	187,182
Purchases of securities	(4,219,282)	(6,795,699)	(3,399,000)

Proceeds from maturities and sales of securities	2,665,006	4,502,056	2,909,648

Net cash (used in) provided by operating activities	(1,439,876)	(1,437,444)	217,087

Cash flows from investing activities
Purchases of U.S. Treasury and other securities	(215,624)	(17,050)	(321,829)

Proceeds from maturities and sales of U.S. Treasury and other securities	178,065	23,938	43,153
Corporate investments in funds and companies	(570,970)	71,583	(88,992)

Distributions and proceeds from corporate investments in funds and companies	688,463	83,247	143,249
Purchases of fixed assets	(6,953)	(5,250)	(12,340)

Net cash provided by (used in) investing activities	$72,981	$156,468	$(236,759)

Please see accompanying notes to combined and consolidated financial statements.

F-66	BROOKFIELD ASSET MANAGEMENT	D-1-245

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)	2020 (unaudited)

Cash flows from financing activities
Capital contributions	$50,000	$50,000	$50,000

Distributions to unitholders	(178,370)	(201,418)	(201,276)

Distributions to non-controlling interests	—	(3,210)	(3,907)

Proceeds from issuance of debt obligations	400,000	200,000	250,000

Payment of debt issuance costs	(1,848)	(480)	(2,222)

Repayment of debt obligations	(255,000)	(145,000)	(150,000)

Cash flows from financing activities of consolidated funds

Contributions from non-controlling interests	141,542	683,444	270,230

Distributions to non-controlling interests	(61,889)	(301,531)	(338,071)

Proceeds from debt obligations issued by CLOs	2,581,282	5,367,766	1,054,403

Payment of debt issuance costs	(7,611)	(2,577)	(2,419)

Repayment on debt obligations issued by CLOs	(1,049,450)	(3,800,803)	(599,139)

Borrowings on credit facilities	361,350	199,489	6,364

Repayments on credit facilities	(128,350)	(858,089)	(139,419)

Net cash provided by financing activities	1,851,656	1,187,591	194,544

Effect of exchange rate changes on cash	(28,088)	(12,891)	4,869

Net increase in cash and cash-equivalents	456,673	(106,276)	179,741

Initial consolidation (deconsolidation) of funds	(246,949)	11,995	(5,822)

Cash and cash-equivalents, beginning balance	699,899	794,180	620,261

Cash and cash-equivalents, ending balance	$909,623	$699,899	$794,180

Supplemental cash flow disclosures:

Cash paid for interest	$218,952	$156,276	$173,936

Cash paid for income taxes	23,212	11,217	13,168

Supplemental disclosure of non-cash activities:

Net assets related to the initial consolidation of funds	—	893,987	852,675

Net assets related to the deconsolidation of funds	1,952,580	—	762,911

Reconciliation of cash and cash equivalents

Cash and cash-equivalents – Oaktree	436,342	203,089	324,078

Cash and cash-equivalents – Oaktree restricted cash	16,360	6,802	51,906

Cash and cash-equivalents – Consolidated funds	456,921	490,008	418,196

Total cash and cash-equivalents	$909,623	$699,899	$794,180

Please see accompanying notes to combined and consolidated financial statements.

D-1-246	FORM 20-F	F-67

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF CHANGES IN UNITHOLDER’S CAPITAL

YEAR ENDED DECEMBER 31, 2022 (THOUSANDS)	Unitholders’ Capital	Accumulated Other Comprehensive Loss	Non-controlling Interests in Consolidated Subsidiaries	Total Unitholders’ Capital

Unitholders’ capital beginning of period	$996,497	$1,009	$—	$997,506

Activity for the period:

Capital contributions	50,000	—	—	50,000

Distributions declared	(176,993)	—	(1,377)	(178,370)

Capital increase related to equity-based compensation expense	36,578	—	—	36,578
Net income	356,453	—	1,377	357,830

Foreign currency translation adjustment and other	(10,063)	(8,357)	—	(18,420)

Unitholders’ capital end of period	$1,252,472	$(7,348)	$—	$1,245,124

YEAR ENDED DECEMBER 31, 2021 (UNAUDITED, THOUSANDS)

Unitholders’ capital beginning of period	$702,647	$(9,849)	$1,278	$694,076
Activity for the period:

Capital contributions	50,000	—	—	50,000

Distributions declared	(201,418)	—	(3,210)	(204,628)

Capital increase related to equity-based compensation expense	29,036	—	—	29,036
Net income	411,707	—	1,932	413,639

Foreign currency translation adjustment and other	4,525	10,858	—	15,383

Unitholders’ capital end of period	$996,497	$1,009	$—	$997,506

YEAR ENDED DECEMBER 31, 2020 (UNAUDITED, THOUSANDS)

Unitholders’ capital beginning of period	$620,070	$(5,216)	$3,470	$618,324
Activity for the period:

Capital contributions	50,000	—	—	50,000

Distributions declared	(201,276)	—	(3,907)	(205,183)

Capital increase related to equity-based compensation expense	62,194	—	—	62,194
Net income	177,253	—	1,715	178,968

Foreign currency translation adjustment and other	(5,594)	(4,633)	—	(10,227)

Unitholders’ capital end of period	$702,647	$(9,849)	$1,278	$694,076

Please see accompanying notes to combined and consolidated financial statements.

F-68	BROOKFIELD ASSET MANAGEMENT	D-1-247

OAKTREE ASSET MANAGEMENT OPERATING GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

As of and for the years ended December 2022, 2021 (unaudited), and 2020 (unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION

Oaktree is a leader among global investment managers specializing in alternative investments. Oaktree emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Funds managed by Oaktree (the “Oaktree funds”) include commingled funds, separate accounts, collateralized loan obligation vehicles (“CLOs”) and business development companies (“BDCs”). Commingled funds include open-end and closed-end limited partnerships in which Oaktree makes an investment and for which it serves as the general partner. CLOs are structured finance vehicles in which Oaktree typically makes an investment and for which it serves as collateral manager.

Oaktree Capital Group, LLC (“OCG”) is a Delaware limited liability company that was formed on April 13, 2007. OCG’s issued and outstanding member interests are divided into certain classes and series of units. OCG’s outstanding units are held by (i) an affiliate of Brookfield Asset Management, Inc. (“Brookfield”) as the sole holder of the OCG’s Class A common units, (ii) preferred unitholders as the holders of Series A and Series B preferred units listed on the NYSE, which represent only the right to receive certain distributions from OCG and such other rights as are specified in the relevant preferred unit designations, and (iii) Oaktree Capital Group Holdings, L.P. (“OCGH”) as the sole holder of OCG’s Class B common units, which units do not represent an economic interest in OCG. OCGH is owned by Oaktree’s senior executives, current and former employees, and certain other investors (collectively, the “OCGH unitholders”). Subject to the operating agreement of OCG, to the extent the approval of any matter requires the vote of OCG’s unitholders, the Class A units are entitled to one vote per unit and the Class B units are entitled to ten votes per unit, voting together as a single class.

The Oaktree business is conducted through a group of six operating entities collectively referred to as the “Oaktree Operating Group.” The interests in the Oaktree Operating Group are referred to as the “Oaktree Operating Group units.” An Oaktree Operating Group unit is not a separate legal interest but represents one limited partnership interest in each of the Oaktree Operating Group entities. OCGH has a direct economic interest in all six of the Oaktree Operating Group members.

On November 30, 2022, OCG completed an internal reorganization to facilitate the separation of Brookfield’s capital business and asset management business (the “2022 Restructuring”). As a result of the 2022 Restructuring, OCG’s operations are now conducted through an indirect economic interest in only one of the Oaktree Operating Group entities, Oaktree Capital I, L.P. (“Oaktree Capital I”), which relates to Brookfield’s capital business.

The accompanying combined and consolidated financial statements include the five remaining operating entities that represent operations related to Brookfield’s capital business. These entities, which are under common control by OCGH, include Oaktree Capital II, L.P. (“Oaktree Capital II”), Oaktree Capital Management, L.P. (“OCM”), Oaktree AIF Investments, L.P. (“Oaktree AIF”), Oaktree Capital Management (Cayman) L.P. (“OCM Cayman”) and Oaktree Investment Holdings, L.P. (“Oaktree Investment Holdings) and their consolidated subsidiaries (herein collectively referred to as “Oaktree Asset Management Operating Group,” “Oaktree”, or the “Company”).

Basis of Presentation

The accompanying combined and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The combined and consolidated financial statements include the accounts of the Company, its wholly-owned or majority-owned subsidiaries and entities in which the Company is deemed to have a direct or indirect controlling financial interest based on either a variable interest model or voting interest model. Certain of the Oaktree funds consolidated by the Company are investment companies that follow a specialized basis of accounting established by GAAP. All intercompany transactions and balances have been eliminated in consolidation.

D-1-248

Use of Estimates

The preparation of the combined and consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the combined and consolidated financial statements, as well as the reported amounts of income and expenses during the period then ended. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies of the Company

Consolidation

The Company consolidates entities in which it has a direct or indirect controlling financial interest based on either a variable interest model or voting interest model. A limited partnership or similar entity is a variable interest entity (“VIE”) if the unaffiliated limited partners do not have substantive kick-out or participating rights. Most of the Oaktree funds are VIEs because they have not granted unaffiliated limited partners substantive kick-out or participating rights. The Company consolidates those VIEs in which it is the primary beneficiary. An entity is deemed to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (a) whether an entity in which the Company holds a variable interest is a VIE and (b) whether the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance-based fees), would give it a controlling financial interest. A decision maker’s fee arrangement is not considered a variable interest if (a) it is compensation for services provided, commensurate with the level of effort required to provide those services, and part of a compensation arrangement that includes only terms, conditions or amounts that are customarily present in arrangements for similar services negotiated at arm’s length (“at-market”), and (b) the decision maker does not hold any other variable interests that absorb more than an insignificant amount of the potential VIE’s expected residual returns.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company or indirectly through related parties. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective Oaktree funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. The Company does not consolidate most of the Oaktree funds because it is not the primary beneficiary of those funds due to the fact that its fee arrangements are considered at-market and thus not deemed to be variable interests, and it does not hold any other interests in those funds that are considered to be more than insignificant. Please see note 4 for more information regarding both consolidated and unconsolidated VIEs. For entities that are not VIEs, consolidation is evaluated through a majority voting interest model.

“Consolidated funds” refers to Oaktree-managed funds and CLOs that the Company is required to consolidate. When funds or CLOs are consolidated, the Company reflects the assets, liabilities, revenues, expenses and cash flows of the funds or CLOs on a gross basis, and the majority of the economic interests in those funds or CLOs, which are held by third-party investors, are reflected as non-controlling interests in consolidated funds or debt obligations of CLOs in the combined and consolidated financial statements. All of the revenues earned by the Company as investment manager of the consolidated funds are eliminated in consolidation. However, because the eliminated amounts are earned from and funded by third-party investors, the consolidation of a fund does not impact net income or loss attributable to the Company.

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Certain entities in which the Company has the ability to exert significant influence, including unconsolidated Oaktree funds for which the Company acts as general partner, are accounted for under the equity method of accounting.

Non-controlling Redeemable Interests in Consolidated Funds

The Company records non-controlling interests to reflect the economic interests of the unaffiliated limited partners. These interests are presented as non-controlling redeemable interests in consolidated funds within the combined and consolidated statements of financial condition, outside of the permanent capital section. Limited partners in open-end and evergreen funds generally have the right to withdraw their capital, subject to the terms of the respective limited partnership agreements, over periods ranging from one month to three years. While limited partners in consolidated closed-end funds generally have not been granted redemption rights, these limited partners do have withdrawal or redemption rights in certain limited circumstances that are beyond the control of the Company, such as instances in which retaining the limited partnership interest could cause the limited partner to violate a law, regulation or rule.

The allocation of net income or loss to non-controlling redeemable interests in consolidated funds is based on the relative ownership interests of the unaffiliated limited partners after the consideration of contractual arrangements that govern allocations of income or loss. At the consolidated level, potential incentives are allocated to non-controlling redeemable interests in consolidated funds until such incentives become allocable to the Company under the substantive contractual terms of the limited partnership agreements of the funds.

Non-controlling Interests in Consolidated Funds

Non-controlling interests in consolidated funds represent the equity interests held by third-party investors in CLOs that had not yet priced as of the respective period end. All non-controlling interests in those CLOs are attributed a share of income or loss arising from the respective CLO based on the relative ownership interests of third-party investors after consideration of contractual arrangements that govern allocations of income or loss. Investors in those CLOs are generally unable to redeem their interests until the respective CLO liquidates, is called or otherwise terminates.

Non-controlling Interests in Consolidated Subsidiaries

Non-controlling interests in consolidated subsidiaries reflect the portion of unitholders’ capital attributable to OCGH unitholders (“OCGH non-controlling interest”) and third parties. All non-controlling interests in consolidated subsidiaries are attributed a share of income or loss in the respective consolidated subsidiary based on the relative economic interests of the OCGH unitholders or third parties after consideration of contractual arrangements that govern allocations of income or loss. Please see note 13 for more information.

Fair Value of Financial Instruments

GAAP establishes a hierarchical disclosure framework that prioritizes the inputs used in measuring financial instruments at fair value into three levels based on their market observability. Market price observability is affected by a number of factors, such as the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available quoted prices from an active market or for which fair value can be measured based on actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value.

Financial assets and liabilities measured and reported at fair value are classified as follows:

•

Level I – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement. The types of investments in Level I include exchange-traded equities, debt and derivatives with quoted prices.

•

Level II – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are directly or indirectly observable. Level II inputs include interest rates, yield curves, volatilities, prepayment

D-1-250	FORM 20-F	F-71

risks, loss severities, credit risks and default rates. The types of investments in Level II generally include corporate bonds and loans, government and agency securities, less liquid and restricted equity investments, over-the-counter traded derivatives, debt obligations of consolidated CLOs, and other investments where the fair value is based on observable inputs.

•

Level III – Valuations for which one or more significant inputs are unobservable. These inputs reflect the Company’s assessment of the assumptions that market participants use to value the investment based on the best available information. Level III inputs include prices of quoted securities in markets for which there are few transactions, less public information exists or prices vary among brokered market makers. The types of investments in Level III include non-publicly traded equity, debt, real estate and derivatives.

In some instances, the inputs used to value an instrument may fall into multiple levels of the fair-value hierarchy. In such instances, the instrument’s level within the fair-value hierarchy is based on the lowest of the three levels (with Level III being the lowest) that is significant to the fair-value measurement. The Company’s assessment of the significance of an input requires judgment and considers factors specific to the instrument. Transfers of assets into or out of each fair value hierarchy level as a result of changes in the observability of the inputs used in measuring fair value are accounted for as of the beginning of the reporting period. Transfers resulting from a specific event, such as a reorganization or restructuring, are accounted for as of the date of the event that caused the transfer.

In the absence of observable market prices, the Company values Level III investments inclusive of the Company’s investments in unconsolidated Oaktree funds using valuation methodologies applied on a consistent basis. The quarterly valuation process for Level III investments begins with each portfolio company, property or security being valued by the investment and/or valuation teams. With the exception of open-end funds, all unquoted Level III investment values are reviewed and approved by (i) the Company’s valuation officer, who is independent of the investment teams, (ii) a designated investment professional of each strategy and (iii) for a substantial majority of unquoted Level III holdings as measured by market value, a valuation committee of the respective strategy. For open-end funds, unquoted Level III investment values are reviewed and approved by the Company’s valuation officer. For certain investments, the valuation process also includes a review by independent valuation parties, at least annually, to determine whether the fair values determined by management are reasonable. Results of the valuation process are evaluated each quarter, including an assessment of whether the underlying calculations should be adjusted or recalibrated. In connection with this process, the Company periodically evaluates changes in fair-value measurements for reasonableness, considering items such as industry trends, general economic and market conditions, and factors specific to the investment.

Certain assets are valued using prices obtained from pricing vendors or brokers. The Company seeks to obtain prices from at least two pricing vendors for the subject or similar securities. In cases where vendor pricing is not reflective of fair value, a secondary vendor is unavailable, or no vendor pricing is available, a comparison value made up of quotes for the subject or similar securities received from broker dealers may be used. These investments may be classified as Level III because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities, or may require adjustment for investment-specific factors or restrictions. The Company evaluates the prices obtained from brokers or pricing vendors based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. The Company also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Company performs due diligence procedures surrounding pricing vendors to understand their methodology and controls to support their use in the valuation process.

Fair Value Option

The Company has elected the fair value option for the financial assets and financial liabilities of its consolidated CLOs. The assets and liabilities of CLOs are primarily reflected within the investments, at fair value and within the debt obligations of CLOs line items in the combined and consolidated statements of financial condition. The Company’s accounting for CLO assets is similar to its accounting for its funds with respect to both carrying

F-72	BROOKFIELD ASSET MANAGEMENT	D-1-251

investments held by CLOs at fair value and the valuation methods used to determine the fair value of those investments. The fair value of CLO liabilities are measured as the fair value of CLO assets less the sum of (a) the fair value of any beneficial interests held by the Company and (b) the carrying value of any beneficial interests that represent compensation for services. Realized gains or losses and changes in the fair value of CLO assets, respectively, are included in net realized gain on consolidated funds’ investments and net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the condensed consolidated statements of operations. Interest income of CLOs is included in interest and dividend income, and interest expense and other expenses, respectively, are included in interest expense and consolidated fund expenses in the condensed consolidated statements of operations. Changes in the fair value of a CLO’s financial liabilities in accordance with the CLO measurement guidance are included in net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the condensed consolidated statements of operations. Please see notes 6 and 8 for more information.

Foreign Currency

The assets and liabilities of the Company’s foreign subsidiaries with non-U.S. dollar functional currencies are translated at exchange rates prevailing at the end of each reporting period. The results of foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included in other comprehensive income (loss) within the combined and consolidated statements of financial condition until realized. Gains and losses resulting from foreign-currency transactions are included in general and administrative expense.

Derivatives and Hedging

A derivative is a financial instrument whose value is derived from an underlying financial instrument or index, such as interest rates, equity securities, currencies, commodities or credit spreads. Derivatives include futures, forwards, swaps or option contracts, and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest-rate swaps, foreign-currency forwards or cross-currency swaps).

The Company enters into derivatives as part of its overall risk management strategy or to facilitate its investment management activities. The Company manages its exposure to interest rate and foreign exchange market risks, when deemed appropriate, through the use of derivatives, including foreign currency forward and option contracts, interest-rate and cross currency swaps with financial counterparties. Risks associated with fluctuations in interest rates and foreign-currency exchange rates in the normal course of business are addressed as part of the Company’s overall risk management strategy that may result in the use of derivatives to economically hedge or reduce these exposures. From time to time, the Company may enter into (a) foreign-currency option and forward contracts to reduce earnings and cash-flow volatility associated with changes in foreign-currency exchange rates, and (b) interest-rate swaps to manage all or a portion of the interest-rate risk associated with its variable-rate borrowings. As a result of the use of these or other derivative contracts, the Company is exposed to the risk that counterparties will fail to fulfill their contractual obligations. The Company attempts to mitigate this counterparty risk by entering into derivative contracts only with major financial institutions that have investment-grade credit ratings. Counterparty credit risk is evaluated in determining the fair value of derivatives.

The Company recognizes all derivatives as assets or liabilities in its combined and consolidated statements of financial condition at fair value. In connection with its derivative activities, the Company generally enters into agreements subject to enforceable master netting arrangements that allow the Company to offset derivative assets and liabilities in the same currency by specific derivative type or, in the event of default by the counterparty, to offset derivative assets and liabilities with the same counterparty. While these derivatives are eligible to be offset in accordance with applicable accounting guidance, the Company has elected to present derivative assets and liabilities based on gross fair value in its combined and consolidated statements of financial condition.

When the Company enters into a derivative contract, it may or may not elect to designate the derivative as a hedging instrument and apply hedge accounting as part of its overall risk management strategy. In other situations, when a derivative does not qualify for hedge accounting or when the derivative and the hedged item

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are both recorded in current-period earnings and thus deemed to be economic hedges, hedge accounting is not applied. Freestanding derivatives are financial instruments that we enter into as part of our overall risk management strategy but do not utilize hedge accounting. These financial instruments may include foreign-currency exchange contracts, interest-rate swaps and other derivative contracts.

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the combined and consolidated statements of financial condition as separate line items: right-of-use assets and operating lease liabilities. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The right-of-use asset amount also includes deferred rent liabilities and lease incentives. The Company’s lease arrangements generally do not provide an implicit rate. As a result, in such situations the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company may also include options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its right-of-use assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. Please see note 11 for more information.

Cash and Cash-equivalents

Cash and cash-equivalents include demand deposit accounts, money market funds and other short-term investments with maturities of three months or less at the date of acquisition.

At December 31, 2022 and 2021, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company monitors the credit standing of these financial institutions.

U.S. Treasury and Other Securities

U.S. Treasury and other securities include holdings of U.S. Treasury bills, notes and bonds, time deposit securities, commercial paper and investment grade debt securities, including sovereign debt, domestic and international corporate fixed and floating rate debt, structured credit and debt issued or guaranteed by U.S. government-sponsored entities with maturities greater than three months from the date of acquisition. These securities are classified as trading and are recorded at fair value with changes in fair value included in investment income.

Corporate Investments

Corporate investments consist of investments in funds, including carried interest, companies in which the Company does not have a controlling financial interest and non-investment grade debt securities. Investments for which the Company is deemed to exert significant influence are accounted for under the equity method of accounting and reflect Oaktree’s ownership interest in each fund or company. In the case of investments for which the Company is not deemed to exert significant influence or control, the fair value option of accounting has been elected. Investment income represents the Company’s pro-rata share of income or loss from these funds or companies, or the change in fair value of the investment, as applicable. When we make an investment that qualifies for the equity method of accounting, there may be a difference in the purchase price of the investment and the proportional interest in the underlying equity in the net assets of the investee — often referred to as a basis difference. The basis difference is amortized against the Company’s equity earnings included in investment income. Oaktree’s general partnership interests are generally illiquid. While investments in funds reflect each respective fund’s holdings at fair value, equity-method investments in 17Capital Newco Limited, DoubleLine

F-74	BROOKFIELD ASSET MANAGEMENT	D-1-253

Capital LP and its affiliates (collectively, “DoubleLine”) and other companies are not adjusted to reflect the fair value of the underlying company. The fair value of the underlying investments in Oaktree funds is based on the Company’s assessment, which takes into account expected cash flows, earnings multiples and/or comparisons to similar market transactions, among other factors. Valuation adjustments reflecting consideration of credit quality, concentration risk, sales restrictions and other liquidity factors are integral to valuing these instruments.

Non-investment grade debt securities include domestic and international corporate fixed and floating rating debt and structured credit investments. These securities are classified as trading and are recorded at fair value with changes in fair value included in investment income.

Revenue Recognition

The Company earns management fees, carried interest, and incentive fees from the investment advisory services it provides to its customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company typically enters into contracts with investment funds to provide investment management and administrative services. These services are generally capable of being distinct and each is accounted for as separate performance obligations comprised of distinct service periods because the services are performed over time. The Company determined that for accounting purposes, based on certain facts and circumstances specific to each investment fund structure, that either the investment fund or individual investors may be considered the customer with respect to commingled funds, while the individual investors are the customers with respect to separate account and fund-of-one vehicles. In cases where the individual investors are determined to be the customer, placement fees may be capitalized as a cost to acquire a customer contract. Capitalized placement fees are amortized over the life of the customer contract. The Company receives management fees, carried interest, and incentive fees with respect to its investment management services, and it is reimbursed by the funds for expenses incurred or paid on behalf of the funds with respect to its investment advisory services and its administrative services. The Company evaluates whether it is the principal (i.e., report as management fees on a gross basis) or agent (i.e., report as management fees on a net basis) with respect to each performance obligation and associated reimbursement arrangements. The Company has elected to apply the variable consideration exemption for its fee arrangements with its customers. Please see note 3 for more information on revenues.

Management Fees

Management fees are recognized over the period in which the investment management services are performed because customers simultaneously consume and receive benefits that are satisfied over time. The contractual terms of management fees generally vary by fund structure. For closed-end funds, the management fee rate is generally applied against committed capital, contributed capital, or cost basis during the fund’s investment period and the lesser of aggregate contributed capital or cost basis of assets in the liquidation period. For closed-end funds that pay management fees based on committed capital, Oaktree may elect to delay the start of the fund’s investment period and thus its full management fees, in which case it earns management fees based on contributed capital, until the Company elects to start the fund’s investment period. The Company’s right to receive management fees typically ends after 10 or 11 years from either the initial closing date or the start of the investment period, even if assets remain in the fund. In the case of CLOs, the management fee is based on the aggregate par value of collateral assets and principal cash, as defined in the applicable CLO indentures, and a portion of the management fees is dependent on the sufficiency of the particular vehicle’s cash flow. For open-end and evergreen funds, the management fee is generally based on the NAV of the fund. For the BDCs, the management fee is based on gross assets (including assets acquired with leverage), net of cash or net assets. In the case of certain open-end fund accounts, the Company has the potential to earn performance-based fees, typically in reference to a relevant benchmark index or hurdle rate, which are classified as management fees. The Company also earns quarterly incentive fees on the investment income from certain evergreen funds, such as the BDCs and other fund accounts, which are generally recurring in nature and reflected as management fees.

The ultimate amount of management fees that will be earned over the life of the contract is subject to a large number and broad range of possible outcomes due to market volatility and other factors outside of Oaktree’s control. As a result, the amount of revenue earned in any given period is generally determined at the end of each

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reporting period and relates to services performed during that period. Included in this amount is a gross-up for reimbursable costs incurred on behalf of the Oaktree funds in which the Company has determined it is the principal within the principal and agent relationship of the related fund. Such reimbursable costs are presented in compensation and benefits and general and administrative expenses.

Incentive fees

Incentive fees earned on the performance of certain fund structures are recognized based on the fund’s performance during the period, subject to the achievement of minimum return levels with the respective returns set out in each fund’s investment management agreement. Incentives are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period.

The Company recognizes incentive fees only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization).

Carried interest allocation

Carried interest is earned from those arrangements where the Company has a general partner capital interest and is entitled to a disproportionate allocation of investment income (referred to hereafter as “carried interest”). Each of these general partners is generally entitled to a carried interest that allocates to it 20% of the net profits realized by the limited partners from the fund’s investment subject to the return of contributed capital and a preferred return of typically 8% per annum to the limited partners. The Company accounts for its general partner interests in capital allocation-based arrangements as financial instruments and records equity method income based on the proportionate share of the income of the investment fund, including carried interest, assuming the investment fund was liquidated as of each reporting date pursuant to each investment fund’s governing agreements. Accordingly, carried interest allocations are not deemed to be within the scope of ASC 606.

Carried interest is allocated to the general partner based on cumulative fund performance to date, and where applicable, subject to a preferred return to the funds’ limited partners. At the end of each reporting period, the Company calculates the carried interest that would be due to the Company for each investment fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as carried interest to reflect either (a) positive performance resulting in an increase in unrealized carried interest or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to unrealized carried interest. The Company ceases to record negative unrealized carried interest once previously recognized unrealized carried interest for an investment fund have been fully reversed. Unrealized carried interest reverses when carried interest is realized.

Total Compensation and Benefits

Compensation and Benefits

Compensation and benefits expense reflects all compensation-related items not directly related to incentive fees and carried interest allocation, investment income or equity-based compensation, and includes salaries, bonuses, compensation based on management fees or a definition of profits, employee benefits, payroll taxes, phantom equity awards, and long-term incentive plan. Bonuses are generally accrued over the related service period. Phantom equity awards represent liability-classified awards subject to vesting and remeasurement at the end of each reporting period. The remeasurement is based on changes in the value of Converted OCGH Units or other OCGH units, as applicable.

Equity-based Compensation

Equity-based compensation expense reflects the non-cash charge associated with grants of Converted OCGH units, OCGH units, OCGH equity value units (“EVUs”), OEP units, deferred equity units and other performance-based units.

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Equity-based awards that do not require future service (i.e., awards vested at grant) are expensed immediately. Equity-based awards that require future service are expensed on a straight-line basis over the requisite service period. Cash-settled equity-based awards are classified as liabilities and are remeasured at the end of each reporting period.

With respect to forfeitures, the Company made an accounting policy election to account for forfeitures when they occur. Accordingly, no forfeitures have been assumed in the calculation of compensation expense.

Performance Related Compensation

Performance related compensation expense primarily reflects compensation directly related to carried interest and incentive fees, which generally consists of percentage interests (sometimes referred to as “points”) that the Company grants to its investment professionals associated with the particular fund that generates the incentive fees and carried interest allocation, and secondarily, compensation directly related to investment income. The Company has an obligation to pay a fixed percentage of the carried interest earned from a particular fund to specified investment professionals responsible for the management of the fund. Performance related compensation is recognized in the same period that the related carried interests are recognized. Performance related compensation can be reversed during periods when there is a reversal of carried interest that was previously recognized.

Performance related compensation payable represents the amounts payable to professionals who are entitled to a proportionate share of carried interest in one or more funds. The liability is calculated based upon the change to realize and unrealized carried interest but not payable until the carried interest itself is realized.

Fixed Assets

Fixed assets consist of furniture and equipment, capitalized software, office leasehold improvements and a company-owned aircraft and are amortized over their estimated useful lives.

Depreciation and Amortization

Depreciation and amortization expense includes costs associated with the purchase of furniture and equipment, capitalized software and office leasehold improvements. Furniture and equipment and capitalized software are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years beginning in the first full month after the asset is placed in service. Leasehold improvements are amortized using the straight-line method over the shorter of the respective estimated useful life or the lease term.

Goodwill and Intangibles

Goodwill represents the excess of cost over the fair value of identifiable net assets of acquired businesses. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment annually in the fourth quarter of each fiscal year, or more frequently when events or circumstances indicate that impairment may have occurred.

The Company’s acquired identifiable intangible assets primarily relate to contractual rights to earn future management fees and incentive fee. Finite-lived intangible assets are amortized over their estimated useful lives, which range from seven to 25 years, and are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable.

Other Income (Expense), Net

Other income (expense), net represents non-operating income or expense items.

Income Taxes

The five limited partnerships of the Company are treated as partnerships for tax purposes, with the tax effects of its activities flowing through to the income tax returns of its unitholders. Consequently, no provision for income taxes is made except for non-U.S. and state and local income taxes incurred directly by the Company. The Company recorded tax expense of $26.1 million and $15.7 million for the years ended December 31, 2022 and 2021, respectively.

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Oaktree analyzes its tax filing positions for all open tax years in all of the non-U.S. and state and local tax jurisdictions where it is required to file income tax returns. If the Company determines that uncertainties in tax positions exist, a reserve is established. Oaktree recognizes accrued interest and penalties related to uncertain tax positions within income tax expense in the consolidated and combined statements of operations. As of December 31, 2022, there is an income tax reserve balance of $11.6 million.

When assessing the realizability of deferred tax assets, the Company considers whether it is probable that some or all of the deferred tax assets will not be realized. In determining whether the deferred tax assets are realizable, the Company considers the period of expiration of the tax asset, historical and projected taxable income, and tax liabilities for the tax jurisdiction in which the tax asset is located. The deferred tax asset recognized by the Company, as it relates to the higher tax basis in the carrying value of certain assets compared to the book basis of those assets, will be recognized in future years by these taxable entities. Deferred tax assets are based on the amount of the tax benefit that the Company’s management has determined is more likely than not to be realized in future periods. In determining the realizability of this tax benefit, management considered numerous factors that will give rise to pre-tax income in future periods. Among these are the historical and expected future book and tax basis pre-tax income of the Company and unrealized gains in the Company’s assets at the determination date. Based on these and other factors, the Company determined that, as of December 31, 2022, all deferred tax assets were more likely than not to be realized in future periods.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and non-U.S. tax regulators. With limited exceptions, the Company is no longer subject to income tax audits by taxing authorities for the years before 2019. Although the outcome of tax audits is always uncertain, the Company does not believe the outcome of any current audit will have a material adverse effect on the Company’s consolidated and combined financial statements.

Tax authorities currently are examining certain income tax returns of Oaktree, with a portion of these examinations at an advanced stage. Over the next four quarters through December 31, 2023, the Company believes that it is possible that one outcome of these current examinations may be the settlement of up to approximately $9.3 million of previously accrued income taxes. The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to its tax examinations and that any settlements related thereto will not have a material adverse effect on the Company’s financial position or results of operations; however, there can be no assurances as to the ultimate outcomes.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.

The Oaktree funds are generally not subject to U.S. federal and state income taxes and, consequently, no income tax provision has been made in the accompanying combined and consolidated financial statements because individual partners are responsible for their proportionate share of the taxable income.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting unitholders’ capital that are excluded from net income (loss). Other gains and losses result from foreign-currency translation adjustments, net of tax.

Accounting Policies of Consolidated Funds

Investment Transactions and Income Recognition

The consolidated funds record investment transactions at cost on trade date for publicly-traded securities or when they have an enforceable right to acquire the security, which is generally on the closing date if not publicly traded. Realized gains and losses on investments are recorded on a specific-identification basis. The consolidated funds record dividend income on the ex-dividend date and interest income on an accrual basis, unless the related

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investment is in default or if collection of the income is otherwise considered doubtful. The consolidated funds may hold investments that provide for interest payable in-kind rather than in cash, in which case the related income is recorded at its estimated net realizable amount.

Income Taxes

The consolidated funds may invest in operating entities that are treated as partnerships for U.S. federal income tax purposes which may give rise to unrelated business taxable income or income effectively connected with a U.S. trade or business. In such situations, the consolidated funds permit certain investors to elect to participate in these investments through a “blocker structure” using entities that are treated as corporations for U.S. federal income tax purposes and are generally subject to U.S. federal, state and local taxes. The consolidated funds withhold blocker expenses and tax payments from electing limited partners, which are treated as deemed distributions to such limited partners pursuant to the terms of the respective limited partnership agreement.

Foreign Currency

Investments denominated in non-U.S. currencies are recorded in the combined and consolidated financial statements after translation into U.S. dollars utilizing rates of exchange on the last business day of the period. Interest and dividend income is recorded net of foreign withholding taxes and calculated using the exchange rate in effect when the income is recognized. The effect of changes in exchange rates on assets and liabilities, income, and realized gains or losses is included as part of net realized gain (loss) on consolidated funds’ investments and net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations.

Cash and Cash-equivalents

Cash and cash-equivalents held at the consolidated funds represent cash that, although not legally restricted, is not available to support the general liquidity needs of the Company as the use of such amounts is generally limited to the investment activities of the consolidated funds. Cash-equivalents, a Level I valuation, include highly liquid investments such as money market funds, whose carrying value approximates fair value due to its short-term nature.

Receivable for Investments Sold

Receivables for investments sold by the consolidated funds are recorded at net realizable value. Changes in net realizable value are reflected within net change in unrealized appreciation (depreciation) on consolidated funds’ investments and realizations are reflected within net realized gain on consolidated funds’ investments in the consolidated statements of operations.

Investments, at Fair Value

The consolidated funds include investment limited partnerships and CLOs that reflect their investments, including majority-owned and controlled investments, at fair value. The Company has retained the specialized investment company accounting guidance for investment limited partnerships with respect to consolidated investments and has elected the fair value option for the financial assets of CLOs. Thus, the consolidated investments are reflected in the combined and consolidated statements of financial condition at fair value, with unrealized gains and losses resulting from changes in fair value reflected as a component of net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Non-publicly traded debt and equity securities and other securities or instruments for which reliable market quotations are not available are valued by management using valuation methodologies applied on a consistent basis. These securities may initially be valued at the acquisition price as the best indicator of fair value. The Company reviews the significant unobservable inputs, valuations of comparable investments and other similar transactions for investments valued at acquisition price to determine whether another valuation methodology should be utilized. Subsequent valuations will depend on the facts and circumstances known as of the valuation

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date and the application of valuation methodologies as further described below under “—Non-publicly Traded Equity and Real Estate Investments.” The fair value may also be based on a pending transaction expected to close after the valuation date.

Exchange-traded Investments

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date. Securities that are not readily marketable due to legal restrictions that may limit or restrict transferability are generally valued at a discount from quoted market prices. The discount would reflect the amount market participants would require due to the risk relating to the inability to access a public market for the security for the specified period and would vary depending on the nature and duration of the restriction and the perceived risk and volatility of the underlying securities. Securities with longer duration restrictions or higher volatility are generally valued at a higher discount. Such discounts are generally estimated based on put option models or an analysis of market studies. Instances where the Company has applied discounts to quoted prices of restricted listed securities have been infrequent. The impact of such discounts is not material to the Company’s combined and consolidated statements of financial condition and results of operations for all periods presented.

Credit-oriented Investments (including Real Estate Loan Portfolios)

Investments in corporate and government debt which are not listed or admitted to trading on any securities exchange are valued at the mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker-dealers.

The market-yield approach is considered in the valuation of non-publicly traded debt securities, utilizing expected future cash flows and discounted using estimated current market rates. Discounted cash-flow calculations may be adjusted to reflect current market conditions and/or the perceived credit risk of the borrower. Consideration is also given to a borrower’s ability to meet principal and interest obligations; this may include an evaluation of collateral and/or the underlying value of the borrower utilizing techniques described below under “—Non-publicly Traded Equity and Real Estate Investments.”

Non-publicly Traded Equity and Real Estate Investments

The fair value of equity and real estate investments is determined using a cost, market or income approach. The cost approach is based on the current cost of reproducing a real estate investment less deterioration and functional and economic obsolescence. The market approach utilizes valuations of comparable public companies and transactions, and generally seeks to establish the enterprise value of the portfolio company or investment property using a market-multiple methodology. This approach takes into account the financial measure (such as EBITDA, adjusted EBITDA, free cash flow, net operating income, net income, book value or net asset value) believed to be most relevant for the given company or investment property. Consideration also may be given to factors such as acquisition price of the security or investment property, historical and projected operational and financial results for the portfolio company, the strengths and weaknesses of the portfolio company or investment property relative to its comparable companies or properties, industry trends, general economic and market conditions, and others deemed relevant. The income approach is typically a discounted cash-flow method that incorporates expected timing and level of cash flows. It incorporates assumptions in determining growth rates, income and expense projections, discount and capitalization rates, capital structure, terminal values, and other factors. The applicability and weight assigned to market and income approaches are determined based on the availability of reliable projections and comparable companies and transactions.

The valuation of securities may be impacted by expectations of investors’ receptiveness to a public offering of the securities, the size of the holding of the securities and any associated control, information with respect to transactions or offers for the securities (including the transaction pursuant to which the investment was made and the elapsed time from the date of the investment to the valuation date), and applicable restrictions on the transferability of the securities.

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These valuation methodologies involve a significant degree of management judgment. Accordingly, valuations by the Company do not necessarily represent the amounts that eventually may be realized from sales or other dispositions of investments. Fair values may differ from the values that would have been used had a ready market for the investment existed, and the differences could be material to the consolidated financial statements.

Securities Sold Short

Securities sold short represent obligations of the consolidated funds to make a future delivery of a specific security and, correspondingly, create an obligation to purchase the security at prevailing market prices (or deliver the security, if owned by the consolidated funds) as of the delivery date. As a result, these short sales create the risk that the funds’ obligations to satisfy the delivery requirement may exceed the amount recorded in the accompanying combined and consolidated statements of financial condition.

Securities sold short are recorded at fair value, with the resulting change in value reflected as a component of net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations. When the securities are delivered, any gain or loss is included in net realized gain on consolidated funds’ investments. The funds maintain cash deposits with prime brokers in order to cover their obligations on short sales. These amounts are included in due from brokers in the combined and consolidated statements of financial condition.

Options

The purchase price of a call option or a put option is recorded as an investment, which is carried at fair value. If a purchased option expires, a loss in the amount of the cost of the option is realized. When there is a closing sale transaction, a gain or loss is realized if the proceeds are greater or less than, respectively, the cost of the option. When a call option is exercised, the cost of the security purchased upon exercise is increased by the premium originally paid.

When a consolidated fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. If a written option expires, a gain is realized in the amount of the premium received. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain or loss. The writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option. Options written are included in accounts payable, accrued expenses and other liabilities in the combined and consolidated statements of financial condition.

Total-return Swaps

A total-return swap is an agreement to exchange cash flows based on an underlying asset. Pursuant to these agreements, a fund may deposit collateral with the counterparty and may pay a swap fee equal to a fixed percentage of the value of the underlying security (notional amount). A fund earns interest on cash collateral held on account with the counterparty and may be required to deposit additional collateral equal to the unrealized appreciation or depreciation on the underlying asset. Changes in the value of the swaps, which are recorded as unrealized gains or losses, are based on changes in the underlying value of the security. All amounts exchanged with the swap counterparty representing capital appreciation or depreciation, dividend income and expense, items of interest income on short proceeds, borrowing costs on short sales, and commissions are recorded as realized gains or losses. Dividend income and expense on the underlying assets are accrued as unrealized gains or losses on the ex-date.

Due From Brokers

Due from brokers represents cash owned by the consolidated funds and cash collateral on deposit with brokers and counterparties that are used as collateral for the consolidated funds’ securities and swaps.

Risks and Uncertainties

Certain consolidated funds invest primarily in the securities of entities that are undergoing, or are considered likely to undergo, reorganization, debt restructuring, liquidation or other extraordinary transactions. Investments in such entities are considered speculative and involve substantial risk of principal loss. Certain of the

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consolidated funds’ investments may also consist of securities that are thinly traded, securities and other assets for which no market exists, and securities which are restricted as to their transferability. Additionally, investments are subject to concentration and industry risks, reflecting numerous factors, including political, regulatory or economic issues that could cause the investments and their markets to be relatively illiquid and their prices relatively volatile. Investments denominated in non-U.S. currencies or involving non-U.S. domiciled entities are subject to risks and special considerations not typically associated with U.S. investments. Such risks may include, but are not limited to, investment and repatriation restrictions; currency exchange-rate fluctuations; adverse political, social and economic developments; less liquidity; smaller capital markets; and certain local tax law considerations.

Credit risk is the potential loss that may be incurred from the failure of a counterparty or an issuer to make payments according to the terms of a contract. Some consolidated funds are subject to additional credit risk due to strategies of investing in debt of financially distressed issuers or derivatives, as well as involvement in privately-negotiated structured notes and structured-credit transactions. Counterparties include custodian banks, major brokerage houses and their affiliates. The Company monitors the creditworthiness of the financial institutions with which it conducts business.

Bank debt has exposure to certain types of risk, including interest rate, market, and the potential non-payment of principal and interest as a result of default or bankruptcy of the issuer. Loans are generally subject to prepayment risk, which will affect the maturity of such loans. The consolidated funds may enter into bank debt participation agreements through contractual relationships with a third-party intermediary, causing the consolidated funds to assume the credit risk of both the borrower and the intermediary.

Certain consolidated funds may invest in real property and real estate-related investments, including commercial mortgage-backed securities (“CMBS”) and real estate loans, that entail substantial inherent risks. There can be no assurance that such investments will increase in value or that significant losses will not be incurred. CMBS are subject to a number of risks, including credit, interest rate, prepayment and market. These risks can be affected by a number of factors, including general economic conditions, particularly those in the area where the related mortgaged properties are located, the level of the borrowers’ equity in the mortgaged properties, and the relative timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. Real estate loans include residential or commercial loans that are non-performing at the time of their acquisition or that become non-performing following their acquisition. Non-performing real estate loans may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and/or write-down of the principal balance. Moreover, foreclosure on collateral securing one or more real estate loans held by the consolidated funds may be necessary, which may be lengthy and expensive. Residential loans are typically subject to risks associated with the value of the underlying properties, which may be affected by a number of factors including general economic conditions, mortgage qualification standards, local market conditions such as employment levels, the supply of homes, and the safety, convenience and attractiveness of the properties and neighborhoods. Commercial loans are typically subject to risks associated with the ability of the borrower to repay, which may be impacted by general economic conditions, as well as borrower-specific factors including the quality of management, the ability to generate sufficient income to make scheduled principal and interest payments, or the ability to obtain alternative financing to repay the loan.

Certain consolidated funds hold over-the-counter derivatives that may allow counterparties to terminate derivative contracts prior to maturity under certain circumstances, thereby resulting in an accelerated payment of any net liability owed to the counterparty.

Recent Accounting Developments

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this update clarify the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual sale restrictions and introduce new disclosure requirements related to such equity securities. The amendments are effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

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In March 2020, the Financial Accounting Standards Board (“FASB”) issued guidance which provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The guidance is effective upon issuance and generally may be elected over time through December 31, 2024. The Company has not adopted any of the optional expedients or exceptions through December 31, 2022, but will continue to evaluate the possible adoption (including potential impact) of any such expedients or exceptions during the effective period as circumstances evolve.

3. REVENUES

The Company provides investment management services to funds and separate accounts. The Company earns revenues from the management fees, incentive fees, and carried interest allocations generated by the funds that it manages. Revenues are affected by economic factors related to the asset class composition of the holdings and the contractual terms such as the basis for calculating the management fees and investors’ ability to redeem. Revenues by fund structure are set forth below.

	Year Ended December 31
	2022	2021	2020
Management Fees

Closed-end	$762,052	$684,221	$564,135

Open-end	139,440	141,148	119,498

Evergreen	164,744	142,260	121,686

Total	$1,066,236	$967,629	$805,319

Incentive fees and carried interest allocations

Incentive fees	$211	$18,971	$12,073

Carried interest allocations	220,586	430,531	(6,162)

Total	$220,797	$449,502	$5,911

Contract Balances

The Company received management fees monthly or quarterly in accordance with its contracts with customers. Incentive fees are received generally after all contributed capital and the preferred return on that capital have been distributed to the fund’s investors. Contract assets relate to the Company’s conditional right to receive payment for its performance completed under the contract. Receivables are recorded when the right to consideration becomes unconditional (i.e., only requires the passage of time). Contract liabilities (i.e., deferred revenues) relate to payments received in advance of performance under the contract. Contract liabilities are recognized as revenues when the Company provides investment management services. In cases where the limited partners are deemed to be the customers, placement fees are capitalized as a cost to obtain a contract and amortized over the life of the contract.

Capitalized placement fees associated with the acquisition of customer contracts of $20.4 million and $23.2 million, as of December 31, 2022 and 2021, respectively, are included in other assets. For the years ended December 31, 2022, 2021, and 2020, amortization of capitalized placement fees were $4.0 million, $3.4 million, and $0.7 million, respectively.

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The table below sets forth contract balances for the periods indicated:

	As of December 31
	2022	2021

Receivables	$87,414	$90,006

Contract assets (1)	100,102	183,877

Contract liabilities (2)	(16,995)	(20,021)

(1)	The changes in the balances primarily relate to accruals, net of payments received.

(2)	Revenue recognized for the year ended December 31, 2022 and 2021 from amounts included in the contract liability balance were $12.7 million and $23.2 million, respectively.

4. VARIABLE INTEREST ENTITIES

The Company consolidates VIEs for which it is the primary beneficiary. VIEs include funds managed by Oaktree and CLOs for which Oaktree acts as collateral manager. The purpose of these VIEs is to provide investment opportunities for investors in exchange for management fees and, in certain cases, performance-based fees. While the investment strategies of the funds and CLOs differ by product, in general the fundamental risks of the funds and CLOs have similar characteristics, including loss of invested capital and reduction or absence of management and performance-based fees. As general partner or collateral manager, respectively, Oaktree generally considers itself the sponsor of the applicable fund or CLO. The Company does not provide performance guarantees and, other than capital commitments, has no financial obligation to provide funding to VIEs.

Consolidated VIEs

As of December 31, 2022, the Company consolidated 25 VIEs for which it was the primary beneficiary, including 8 funds managed by Oaktree and 17 CLOs for which Oaktree serves as collateral manager. As of December 31, 2021, the Company consolidated 24 VIEs.

As of December 31, 2022, the assets and liabilities of the 25 consolidated VIEs representing funds and CLOs amounted to $10.5 billion and $9.5 billion, respectively. As of December 31, 2021, the assets and liabilities of the 24 consolidated VIEs representing funds and CLOs amounted to $12.3 billion and $9.5 billion, respectively. The assets of these consolidated VIEs primarily consisted of investments in debt and equity securities, while their liabilities primarily represented debt obligations issued by CLOs. The assets of these VIEs may be used only to settle obligations of the same VIE. In addition, there is no recourse to the Company for the VIEs’ liabilities. In exchange for managing either the funds or CLOs collateral, the Company typically earns management fees and may earn performance fees, all of which are eliminated in consolidation. As of December 31, 2022 and 2021, the Company’s investments in consolidated VIEs had a carrying value of $545.7 million, and $839.3 million, respectively, which represented its maximum risk of loss as of that date. The Company’s investments in CLOs are generally subordinated to other interests in the CLOs and entitle the Company to receive a pro-rata portion of the residual cash flows, if any, from the CLOs. Please see note 10 for more information on CLO debt obligations.

Unconsolidated VIEs

The Company holds variable interests in certain VIEs in the form of direct equity interests that are not consolidated because it is not the primary beneficiary, inasmuch as its fee arrangements are considered at-market and it does not hold interests in those entities that are considered more than insignificant.

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The carrying value of the Company’s investments in VIEs that were not consolidated are shown below.

	As of December 31
	2022	2021

Corporate investments	$506,569	$788,128

Due from affiliates	274,748	155,169

Due to affiliates	(15,052)	(7,613)

Maximum exposure to loss	$766,265	$935,684

5. INVESTMENTS

Corporate Investments

Corporate investments consisted of the following:

	As of December 31
Corporate Investments	2022	2021

Equity-method investments:

Funds	$475,508	$344,866

Companies	216,918	47,547

Other investments, at fair value	43,276	84,420

Accrued carried interest allocations	899,019	775,395

Total corporate investments	$1,634,721	$1,252,228

The components of investment income are set forth below:

	Year Ended December 31
Investment Income (Loss)	2022	2021	2020

Equity-method investments:

Funds	$42,078	$67,875	$16,329

Companies	33,436	76,731	70,940

Other investments, at fair value	(14,933)	(1,944)	40,639

Total investment income	$60,581	$142,662	$127,908

Equity-method Investments

The Company’s equity-method investments include its investments in Oaktree funds for which it serves as general partner, and other third-party funds and companies that are not consolidated, but for which the Company is deemed to exert significant influence. The Company’s share of income or loss generated by these investments is recorded within investment income in the consolidated statements of operations. The Company’s equity-method investments in Oaktree funds principally reflect the Company’s general partner interests in those funds, which typically does not exceed 2.5% in each fund. The Oaktree funds are investment companies that follow a specialized basis of accounting established by GAAP.

Other Investments, at Fair Value

Other investments, at fair value primarily consist of: (a) investments in certain Oaktree and non-Oaktree funds, (b) non-investment grade debt securities, and (c) derivatives utilized to hedge the Company’s exposure to investment income earned from its funds.

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The following table summarizes net gains (losses) attributable to the Company’s other investments:

	Year Ended December 31
	2022	2021	2020
Realized gain	$155	$9,392	$9,626

Net change in unrealized gain (loss)	(15,088)	(11,336)	31,013

Total gain (loss)	$(14,933)	$(1,944)	$40,639

Investments of Consolidated Funds

Investments, at Fair Value

Investments held and securities sold short by the consolidated funds are summarized below:

	Fair Value as of December 31		Fair Value as a Percentage of Investments of Consolidated Funds as of December 31
Investments	2022	2021	2022	2021
United States:
Debt securities:
Communication services	$533,502	$585,196	5.4%	5.1%
Consumer discretionary	875,486	642,870	8.8	5.6
Consumer staples	259,001	186,868	2.6	1.6
Energy	195,374	242,136	2.0	2.1
Financials	347,566	253,872	3.5	2.2
Health care	564,905	429,842	5.7	3.7
Industrials	1,039,699	836,704	10.5	7.3
Information technology	746,559	669,100	7.5	5.8
Materials	522,514	371,540	5.3	3.2
Real estate	65,473	75,880	0.7	0.7
Utilities	359,195	321,519	3.6	2.8
Other	—	—	0.0	—

Total debt securities (cost: $5,833,475 and $4,634,213 as of December 31, 2022 and 2021, respectively)	5,509,274	4,615,527	55.5	40.1

Equity securities:
Communication services	175	—	0.0	0.0
Consumer discretionary	1,110	4,439	0.0	0.0
Consumer Staples	134	—	0.0	0.0
Energy	173	238	0.0	0.0
Financials	127	258	0.0	—
Health care	12,972	3,086	0.1	—
Industrials	276,320	397,844	2.8	3.5
Information technology	—	150,000	0.0	1.3
Materials	22	81	0.0	—
Real Estate	46,650	36,587	0.5	0.3

Total equity securities (cost: $308,774 and $580,195 as of December 31, 2022 and 2021, respectively)	337,683	592,533	3.4	5.1

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	Fair Value as of December 31		Fair Value as a Percentage of Investments of Consolidated Funds as of December 31
Investments	2022	2021	2022	2021
Real estate:

Real estate	$—	$2,090,758	—%	18.2%

Total real estate securities (cost: $0 and $1,665,936 as of December 31, 2022 and 2021, respectively)	—	2,090,758	—	18.2

Europe:
Debt securities:
Communication services	$633,097	$637,542	6.5%	5.5%
Consumer discretionary	794,620	905,646	8.0	7.9
Consumer staples	252,540	214,479	2.5	1.9
Energy	354	—	0.0	0.0
Financials	70,201	67,545	0.7	0.6
Health care	740,267	762,139	7.5	6.6
Industrials	602,124	645,901	6.1	5.6
Information technology	345,305	380,727	3.5	3.3
Materials	447,114	459,991	4.5	4.0
Real estate	42,685	20,640	0.4	0.2
Utilities	302	10	0.0	0.0
Other	195	—	0.0	—

Total debt securities (cost: $4,195,653 and $4,096,691 as of December 31, 2022 and 2021, respectively)	3,928,804	4,094,620	39.5	35.6

Equity securities:
Consumer discretionary	—	—	—	0.0
Financials	—	—	—	0.0
Health care	1,476	1,747	0.0	—
Industrials	—	—	—	—
Materials	—	—	0.0	—
Real estate	—	—	0.0%	—

Total equity securities (cost: $248 and $1,759 as of December 31, 2022 and 2021, respectively)	1,476	1,747	0.0	0.0

Asia and other:
Debt securities:
Communication services	837	1,113	—	—
Consumer discretionary	75,233	73,658	0.9	0.6
Consumer staples	9,082	13,378	0.1	0.1
Energy	17,055	18,857	0.2	0.2
Financials	2,439	—	—	—
Health care	1,127	—	0.0	0.0
Industrials	24,819	8,032	0.2	0.1
Information technology	19,219	13	0.2	0.0
Materials	1,699	673	—	—
Real estate	1,229	—	0.0	0.0
Utilities	2,587	2,857	0.1	0.0
Other	2,046	—	0.0	—

Total debt securities (cost: $166,036 and $117,822 as of December 31, 2022 and 2021, respectively)	157,372	118,581	1.6	1.0

D-1-266	FORM 20-F	F-87

	Fair Value as of December 31		Fair Value as a Percentage of Investments of Consolidated Funds as of December 31
Investments	2022	2021	2022	2021
Asia and other:
Equity securities:
Energy	$—	$280	—%	—%
Utilities	1	176	—	—

Total equity securities (cost: $0 and $2,856 as of December 31, 2022 and 2021, respectively)	1	456	—	—

Total debt securities	9,595,450	8,828,728	96.6	76.7
Total equity securities	339,160	594,736	3.4	5.1
Total real estate	—	2,090,758	0.0	18.2

Total investments, at fair value	$9,934,610	$11,514,222	100.0%	100.0%

As of December 31, 2022 and 2021, no single issuer or investment had a fair value that exceeded 5% of Oaktree’s total consolidated net assets.

Net Gains (Losses) From Investment Activities of Consolidated Funds

Net gains (losses) from investment activities in the consolidated statements of operations consist primarily of realized and unrealized gains and losses on the consolidated funds’ investments (including foreign exchange gains and losses attributable to foreign-denominated investments and related activities) and other financial instruments. Unrealized gains or losses result from changes in the fair value of these investments and other financial instruments. Upon disposition of an investment, unrealized gains or losses are reversed and an offsetting realized gain or loss is recognized in the current period.

F-88	BROOKFIELD ASSET MANAGEMENT	D-1-267

The following table summarizes net gains (losses) from investment activities:

	Year Ended December 31
	2022		2021		2020
	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments
Investments and other financial instruments	$(9,475)	$152,857	$(8,402)	$339,219	$10,063	$(20,113)
CLO liabilities (1)	(33,252)	(108,997)	(6,956)	(14,428)	(85,592)	(20,887)
Foreign-currency forward contracts (2)	1,719	(1,640)	1,057	1,363	(635)	282
Options and futures (2)	472	3	—	—	—	—
Commodity swaps (2)	1,788	(6)	—	—	—	—

Total	$(38,748)	$42,217	$(14,301)	$326,154	$(76,164)	$(40,718)

(1)

Represents the net change in the fair value of CLO liabilities based on the more observable fair value of CLO assets, as measured under the CLO measurement guidance. Please see note 2 for more information.

(2)	Please see note 7 for additional information.

6. FAIR VALUE

Fair Value of Financial Assets and Liabilities

The short-term nature of cash and cash-equivalents, receivables and accounts payable causes each of their carrying values to approximate fair value. The fair value of short-term investments included in cash and cash-equivalents is a Level I valuation. The Company’s other financial assets and financial liabilities by fair-value hierarchy level are set forth below. Please see notes 10 and 15 for the fair value of the Company’s outstanding debt obligations and amounts due from/to affiliates, respectively.

	As of December 31, 2022				As of December 31, 2021

	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Assets

U.S. Treasury and other securities (1)	$106,026	$212,978	$—	$319,004	$2,107	$278,566	$938	$281,611

Corporate investments	—	42,237	1,039	43,276	6,682	77,738	—	84,420

Foreign-currency forward contracts included in other assets	—	3,861	—	3,861	—	10,158	—	10,158

Total assets	$106,026	$259,076	$1,039	$366,141	$8,789	$366,462	$938	$376,189

D-1-268	FORM 20-F	F-89

	As of December 31, 2022				As of December 31, 2021

	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Liabilities

Foreign-currency forward contracts included in other liabilities	$—	$15,350	$—	$15,350	$—	$3,209	$—	$3,209

Total liabilities	$—	$15,350	$—	$15,350	$—	$3,209	$—	$3,209

(1)	For U.S. Treasury securities the carrying value approximates fair value due to their short-term nature and are classified as Level I investments within the fair value hierarchy detailed above.

The table below sets forth a summary of changes in the fair value of Level III financial instruments:

	Year Ended December 31
	2022	2021
	Corporate Investments	Corporate Investments
Corporate Investments:

Beginning balance	$938	$—

Contributions or additions	1,039	938

Transfers out of Level III	(938)	—

Ending balance	$1,039	$938

Net change in unrealized gains (losses) attributable to financial instruments still held at end of period	$—	$—

The Company’s Level III financial instruments held as of December 31, 2022 primarily include the CLO beneficial interests. The fair value of the Company’s CLO beneficial interests held at December 31, 2022 was calculated using a discounted cash flow model specific to each investment structure. The significant valuation inputs, including the input range and weighted average rate, are as follows:

Valuation Input	Low	High	Weighted Average Rate
Discount rates	11.0%	33.0%	25.8%
Constant default rates	2.0%	2.0%	2.0%
Recovery rates	65.0%	65.0%	65.0%

F-90	BROOKFIELD ASSET MANAGEMENT	D-1-269

Fair Value of Financial Instruments Held By Consolidated Funds

The short-term nature of cash and cash-equivalents held at the consolidated funds causes their carrying value to approximate fair value. The fair value of cash-equivalents is a Level I valuation. Derivatives may relate to a mix of Level I, II or III investments, and therefore their fair-value hierarchy level may not correspond to the fair-value hierarchy level of the economically hedged investment. The table below summarizes the investments and other financial instruments of the consolidated funds by fair-value hierarchy level:

	As of December 31, 2022				As of December 31, 2021
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Assets

Investments:

Corporate debt – bank debt	$—	$8,276,954	$489,024	$8,765,978	$—	$7,866,465	$176,341	$8,042,806

Corporate debt – all other	—	756,555	72,918	829,473	—	714,046	71,877	785,923

Equities – common stock	1,657	—	293,950	295,607	188	281	561,893	562,362

Equities – preferred stock	—	—	43,552	43,552	—	—	32,373	32,373

Real estate	—	—	—	—	—	—	2,090,758	2,090,758

Total investments	1,657	9,033,509	899,444	9,934,610	188	8,580,792	2,933,242	11,514,222

Derivatives:

Foreign-currency forward contracts	—	332	—	332	—	628	—	628

Swaps	—	14	—	14	—	—	—	—

Options and futures	3	35	—	38	—	35	—	35

Total derivatives (1)	3	381	—	384	—	663	—	663

Total assets	$1,660	$9,033,890	$899,444	$9,934,994	$188	$8,581,455	$2,933,242	$11,514,885

Liabilities

CLO debt obligations:

Senior secured notes	$—	$(8,453,534)	$—	$(8,453,534)	$—	$(7,472,521)	$—	$(7,472,521)

Subordinated notes	—	(292,118)	—	(292,118)	—	(333,742)	—	(333,742)

Total CLO debt obligations (2)	—	(8,745,652)	—	(8,745,652)	—	(7,806,263)	—	(7,806,263)

D-1-270	FORM 20-F	F-91

	As of December 31, 2022				As of December 31, 2021
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Derivatives:

Foreign-currency forward contracts	$—	$(1,542)	$—	$(1,542)	$—	$(38)	$—	$(38)

Swaps	—	—	—	—	—	—	—	—

Warrants	—	—	—	—	—	—	—	—

Total derivatives (3)	—	(1,542)	—	(1,542)	—	(38)	—	(38)

Total liabilities	$—	$(8,747,194)	$—	$(8,747,194)	$—	$(7,806,301)	$—	$(7,806,301)

(1)	Amounts are included in other assets under “assets of consolidated funds” in the combined and consolidated statements of financial condition.

(2)	The fair value of CLO liabilities is classified based on the more observable fair value of CLO assets. Please see notes 2 and 10 for more information.

(3)	Amounts are included in accounts payable, accrued expenses and other liabilities under “liabilities of consolidated funds” in the combined and consolidated statements of financial condition.

The following tables set forth a summary of changes in the fair value of Level III investments:

	Corporate Debt – Bank Debt	Corporate Debt – All Other	Equities – Common Stock	Equities – Preferred Stock	Real Estate	Total

2022

Beginning balance	$176,342	$71,877	$561,893	$32,373	$2,090,757	$2,933,242

Deconsolidation of funds	—	—	(310,000)	—	(2,262,509)	(2,572,509)

Transfers into Level III	164,789	2,810	277	—	—	167,876

Transfers out of Level III	(105,066)	(7,335)	(2,100)	(1,028)	—	(115,529)

Purchases	413,339	15,598	31,613	8,819	72,482	541,851

Sales	(147,348)	(9,898)	(45)	—	(52,954)	(210,245)

Realized gain (loss), net	(1,298)	140	13	—	12,780	11,635

Unrealized appreciation (depreciation), net	(11,734)	(274)	12,299	3,388	139,444	143,123

Ending balance	$489,024	$72,918	$293,950	$43,552	$—	$899,444

Net change in unrealized appreciation (depreciation) attributable to assets still held at end of period	$(14,305)	$(488)	$8,424	$1,239	$—	$(5,130)

F-92	BROOKFIELD ASSET MANAGEMENT	D-1-271

	Corporate Debt – Bank Debt	Corporate Debt – All Other	Equities – Common Stock	Equities – Preferred Stock	Real Estate	Total

2021

Beginning balance	$161,296	$38,554	$73,294	$159,087	$874,250	$1,306,481

Deconsolidation of funds	—	(12,598)	—	—	—	(12,598)

Transfers into Level III	83,737	2,960	3,266	—	—	89,963

Transfers out of Level III	(105,239)	(9,615)	—	(1,303)	—	(116,157)

Purchases	149,396	59,163	492,271	3,176	943,441	1,647,447

Sales	(114,175)	(7,301)	(40,383)	(109,577)	(26,037)	(297,473)

Realized loss, net	803	350	(13,060)	(13,942)	6,931	(18,918)

Unrealized depreciation, net	524	364	46,505	(5,068)	292,172	334,497

Ending balance	$176,342	$71,877	$561,893	$32,373	$2,090,757	$2,933,242

Net change in unrealized depreciation attributable to assets still held at end of period	$(466)	$(743)	$26,236	$(5,238)	$306,243	$326,032

Total realized and unrealized gains and losses recorded for Level III investments are included in net realized gain on consolidated funds’ investments or net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations.

Transfers out of Level III are generally attributable to certain investments that experienced a more significant level of market trading activity or completed an initial public offering during the respective period and thus were valued using observable inputs. Transfers into Level III typically reflect either investments that experienced a less significant level of market trading activity during the period or portfolio companies that undertook restructurings or bankruptcy proceedings and thus were valued in the absence of observable inputs.

The following table sets forth a summary of the valuation techniques and quantitative information utilized in determining the fair value of the consolidated funds’ Level III investments as of December 31, 2022:

Investment Type	Fair Value	Valuation Technique	Significant Unobservable Inputs (1)(2)	Range	Weighted Average (3)

Credit-oriented investments:

Consumer discretionary:	$2,330	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

	24,446	Recent market information (5)	Quoted prices	Not applicable	Not applicable

	6,400	Discounted cash flow (6)	Discount rate	12% – 15%	14%

	1,031	Market approach (comparable companies) (7)	Revenue multiple (8)	0.45x – 0.45x	0.45x

Health Care:	255,115	Discounted cash flow (6)	Discount rate	10% – 20%	14%

	49,235	Recent market information (5)	Quoted prices	Not applicable	Not applicable

D-1-272	FORM 20-F	F-93

Investment Type	Fair Value	Valuation Technique	Significant Unobservable Inputs (1)(2)	Range	Weighted Average (3)

Industrials:	$53,842	Discounted cash flow (6)	Discount rate	11% – 15%	15%

	2,525	Market approach (comparable companies)	Multiple of underlying assets (9)	0.9x – 1.0x	1.0x

	1,037	Market approach (comparable companies) (7)	Earnings multiple (10)	5x – 5x	5x

	22,995	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Materials:	26,523	Discounted cash flow (6)	Discount rate	11% – 16%	16%

	—	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

	13,105	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Real estate:	16,531	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Other:	51,077	Recent market information (5)	Quoted prices	Not applicable	Not applicable

	7,677	Market approach (comparable companies) (7)	Earnings multiple (10)	8x – 8x	8x

	28,074	Discounted cash flow (6)	Discount rate	11% – 16%	13%

Equity investments:

	17,392	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

	5,666	Market approach (comparable companies) (7)	Earnings multiple (10)	4x – 10x	5x

	1,169	Discounted cash flow (6)	Discount rate	15% – 16%	16%

	313,009	Discounted cash flow (6) / market approach (comparable companies) (7)	Discount rate	8% – 16%	11.00%

	265	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Total Level III investments	$899,444

F-94	BROOKFIELD ASSET MANAGEMENT	D-1-273

The following table sets forth a summary of the valuation techniques and quantitative information utilized in determining the fair value of the consolidated funds’ Level III investments as of December 31, 2021:

Investment Type	Fair Value	Valuation Technique	Significant Unobservable Inputs (1)(2)	Range	Weighted Average (3)

Credit-oriented investments:

Consumer Staples:	$7,137	Market approach (comparable companies)	Revenue multiple (8)	9x – 9x	9x

	9,693	Recent market information (5)	Quoted prices	Not applicable	Not applicable

	2,391	Discounted cash flow (6)	Discount rate	9% – 10%	9%

Financials:	2,472	Discounted cash flow (6)	Discount rate	8% – 10%	9%

	21,591	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Health care:	29,141	Recent market information (5)	Quoted prices	Not applicable	Not applicable

	21,580	Discounted cash flow (6)	Discount rate	9% – 30%	14%

	16,893	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

Industrials	10,265	Discounted cash flow (6)	Discount rate	9% – 13%	11%

	2,689	Market approach (comparable companies) (7)	Multiple of underlying assets (9)	0.9x – 1.1x	1.0x

	1,517	Market approach (comparable companies) (7)	Earnings multiple (10)	8x – 8x	8x

	1,852	Recent market information (5)	Quoted prices	Not applicable	Not applicable

	35,529	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

Utilities:	29,747	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Real estate:	6,129	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Other:	13,806	Recent market information (5)	Quoted prices	Not applicable	Not applicable

	5,886	Discounted cash flow (6)	Discount rate	9% – 14%	10%

	4,493	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

	979	Market approach (comparable companies)	Earnings multiple (10)	6.0x – 6.0x	6x

	854	Market approach (comparable companies)	Revenue multiple (8)	0.3x – 0.3x	0.3x

D-1-274	FORM 20-F	F-95

Investment Type	Fair Value	Valuation Technique	Significant Unobservable Inputs (1)(2)	Range	Weighted Average (3)

Information Technology:	11,332	Recent market information(5)	Quoted prices	Not applicable	Not applicable

	11,298	Discounted cash flow (6)	Discount rate	8% – 11%	10%

	944	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

Equity investments:

	348,530	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable

	187,527	Discounted cash flow (6) / market approach (comparable companies)	Discount rate	9% – 11%	9%

	5,807	Market approach (comparable companies) (7)	Earnings multiple (10)	6x – 8x	7x

	49,623	Discounted cash flow (6)	Discount rate	11% – 19%	11%

	774	Market approach (comparable companies) (7)	Revenue multiple (8)	0.3x – 0.6x	0.3x

	2,005	Recent market information (5)	Quoted prices	Not applicable	Not applicable

Real estate-oriented:

	715,458	Recent transaction price (4)	Not Applicable	Not applicable	Not applicable

	1,375,300	Discounted cash flow (6)	Discount rate	5% – 9%	6%

Total Level III investments	$2,933,242

(1)

The discount rate is the significant unobservable input used in the fair-value measurement of performing credit-oriented investments in which the consolidated funds do not have a controlling interest in the underlying issuer, as well as certain equity investments and real estate loan portfolios. An increase (decrease) in the discount rate would result in a lower (higher) fair-value measurement.

(2)

Multiple of either earnings or underlying assets is the significant unobservable input used in the market approach for the fair-value measurement of distressed credit-oriented investments, credit-oriented investments in which the consolidated funds have a controlling interest in the underlying issuer, equity investments and certain real estate-oriented investments. An increase (decrease) in the multiple would result in a higher (lower) fair-value measurement.

(3)	The weighted average is based on the fair value of the investments included in the range.

(4)

Certain investments are valued based on recent transactions, generally defined as investments purchased or sold within six months of the valuation date. The fair value may also be based on a pending transaction expected to close after the valuation date.

(5)

Certain investments are valued using vendor prices or broker quotes for the subject or similar securities. Generally, investments valued in this manner are classified as Level III because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities, or may require adjustment for investment-specific factors or restrictions.

(6)

A discounted cash-flow method is generally used to value performing credit-oriented investments in which the consolidated funds do not have a controlling interest in the underlying issuer, as well as certain equity investments, real estate-oriented investments and real estate loan portfolios.

(7)	A market approach is generally used to value distressed investments and investments in which the consolidated funds have a controlling interest in the underlying.

F-96	BROOKFIELD ASSET MANAGEMENT	D-1-275

(8)

Revenue multiples are based on comparable public companies and transactions with comparable companies. The Company typically applies the multiple to trailing twelve-months’ revenue. However, in certain cases other revenue measures, such as pro forma revenue, may be utilized if deemed to be more relevant.

(9)

A market approach using the value of underlying assets utilizes a multiple, based on comparable companies, of underlying assets or the net book value of the portfolio company. The Company typically obtains the value of underlying assets from the underlying portfolio company’s financial statements or from pricing vendors. The Company may value the underlying assets by using prices and other relevant information from market transactions involving comparable assets.

(10)

Earnings multiples are based on comparable public companies and transactions with comparable companies. The Company typically utilizes multiples of EBITDA; however, in certain cases the Company may use other earnings multiples believed to be most relevant to the investment. The Company typically applies the multiple to trailing twelve-months’ EBITDA. However, in certain cases other earnings measures, such as pro forma EBITDA, may be utilized if deemed to be more relevant.

A significant amount of judgment may be required when using unobservable inputs, including assessing the accuracy of source data and the results of pricing models. The Company assesses the accuracy and reliability of the sources it uses to develop unobservable inputs. These sources may include third-party vendors that the Company believes are reliable and commonly utilized by other marketplace participants. As described in note 2, other factors beyond the unobservable inputs described above may have a significant impact on investment valuations.

During the year ended December 31, 2022 and 2021, there were no changes in the valuation techniques for Level III securities.

7. DERIVATIVES AND HEDGING

The fair value of freestanding derivatives consisted of the following:

	Assets		Liabilities
	Notional	Fair Value	Notional	Fair Value
As of December 31, 2022

Foreign-currency forward contracts	$98,235	$3,921	$(287,571)	$(15,410)

As of December 31, 2021

Foreign-currency forward contracts	$249,324	$10,158	$(111,154)	$(3,209)

Realized and unrealized gains and losses arising from freestanding derivatives were recorded in the consolidated statements of operations as follows:

	Year Ended December 31
	2022	2021	2020

General and administrative expense (1)	$(1,469)	$13,311	$33,049

Total gain (loss)	$(1,469)	$13,311	$33,049

(1)

To the extent that the Company’s freestanding derivatives are utilized to hedge its foreign-currency exposure to investment income and management fees earned from consolidated funds, the related hedged items are eliminated in consolidation, with the derivative impact (a positive number reflects a reduction in expenses) reflected in consolidated general and administrative expense.

There were no derivatives outstanding that were designated as hedging instruments for accounting purposes as of December 31, 2022 and 2021.

Derivatives Held By Consolidated Funds

Certain consolidated funds utilize derivatives in their ongoing investment operations. These derivatives primarily consist of foreign-currency forward contracts and options utilized to manage currency risk, interest-rate swaps to

D-1-276	FORM 20-F	F-97

hedge interest-rate risk, options and futures used to hedge certain exposures for specific securities, and total-return swaps utilized mainly to obtain exposure to leveraged loans or to participate in foreign markets not readily accessible. The primary risk exposure for options and futures is price, while the primary risk exposure for total-return swaps is credit. None of the derivative instruments are accounted for as a hedging instrument utilizing hedge accounting.

The fair value of derivatives held by the consolidated funds consisted of the following:

	Assets		Liabilities
	Notional	Fair Value	Notional	Fair Value

As of December 31, 2022

Foreign-currency forward contracts	$25,533	$367	$5,287	$1,542

Options and futures	2,805	17	—	—

Total	$28,338	$384	$5,287	$1,542

As of December 31, 2021

Foreign-currency forward contracts	$31,459	$628	$8,291	$38
Options and futures	1,012	35	—	—

Total	$32,471	$663	$8,291	$38

The impact of derivatives held by the consolidated funds in the consolidated statements of operations was as follows:

	Year Ended December 31
	2022		2021		2020
	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments

Foreign-currency forward contracts	$1,719	$(1,640)	$1,057	$1,363	$(635)	$282
Options and futures	472	3	—	—	—	—

Commodity swaps	1,788	(6)	—	—	—

Total	$3,979	$(1,643)	$1,057	$1,363	$(635)	$282

Balance Sheet Offsetting

The Company recognizes all derivatives as assets or liabilities at fair value in its combined and consolidated statements of financial condition. In connection with its derivative activities, the Company generally enters into agreements subject to enforceable master netting arrangements that allow the Company to offset derivative assets and liabilities in the same currency by specific derivative type or, in the event of default by the counterparty, to offset derivative assets and liabilities with the same counterparty. While these derivatives are eligible to be offset in accordance with applicable accounting guidance, the Company has elected to present derivative assets and liabilities based on gross fair value in its combined and consolidated statements of financial condition. The table below sets forth the setoff rights and related arrangements associated with derivatives held by the Company. The “gross amounts not offset in statements of financial condition” columns represent derivatives that management has elected not to offset in the combined and consolidated statements of financial condition even though they are eligible to be offset in accordance with applicable accounting guidance.

F-98	BROOKFIELD ASSET MANAGEMENT	D-1-277

	Gross Amounts of Assets (Liabilities) Presented	Gross Amounts Not Offset in Statements of Financial Condition		Net Amount
As of December 31, 2022		Derivative Assets (Liabilities)	Cash Collateral Received (Pledged)

Derivative Assets:

Foreign-currency forward contracts	$3,921	$60	$—	$3,861

Derivative assets of consolidated funds:

Foreign-currency forward contracts	367	—	—	367

Total-return and interest-rate and credit default swaps	—	—	—	—

Options and futures	17	—	—	17

Subtotal	384	—	—	384

Total	$4,305	$60	$—	$4,245

Derivative Liabilities:

Foreign-currency forward contracts	$(15,410)	$(60)	$—	$(15,350)

Derivative liabilities of consolidated funds:

Foreign-currency forward contracts	(1,542)	—	—	(1,542)

Total-return and interest-rate and credit default swaps	—	—	—	—

Subtotal	(1,542)	—	—	(1,542)

Total	$(16,952)	$(60)	$—	$(16,892)

	Gross Amounts of Assets (Liabilities) Presented	Gross Amounts Not Offset in Statements of Financial Condition		Net Amount
As of December 31, 2021		Derivative Assets (Liabilities)	Cash Collateral Received (Pledged)
Derivative Assets:

Foreign-currency forward contracts	$10,158	$—	$—	$10,158

Derivative assets of consolidated funds:

Foreign-currency forward contracts	628	—	—	628

Total-return and interest-rate swaps	—	—	—	—

Options and futures	35	—	—	35

Subtotal	663	—	—	663

Total	$10,821	$—	$—	$10,821

Derivative Liabilities:

Foreign-currency forward contracts	$(3,209)	$—	$—	$(3,209)

Derivative liabilities of consolidated funds:

Foreign-currency forward contracts	(38)	—	—	(38)

Subtotal	(38)	—	—	(38)

Total	$(3,247)	$—	$—	$(3,247)

D-1-278	FORM 20-F	F-99

8. FIXED ASSETS

Fixed assets primarily consist of furniture and equipment, capitalized software, office leasehold improvements and corporate aircraft.

The following table sets forth the Company’s fixed assets and accumulated depreciation:

	As of December 31,
	2022	2021

Furniture, equipment and capitalized software	$35,416	$35,376

Leasehold improvements	90,171	87,062

Corporate aircraft	66,120	66,120

Other	4,812	5,033

Fixed assets	196,519	193,591

Accumulated depreciation	(100,986)	(93,024)

Fixed assets, net	$95,533	$100,567

9. GOODWILL AND INTANGIBLES

Goodwill represents the excess of cost over the fair value of identifiable net assets of acquired businesses. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment annually in the fourth quarter of each fiscal year, or more frequently if events or circumstances indicate that impairment may have occurred. Goodwill is included in other assets in the consolidated statements of financial position. As of December 31, 2022, the Company determined there was no goodwill impairment.

The carrying value of goodwill was $50.8 million as of December 31, 2022 and 2021, and is included in other assets in the combined and consolidated statements of financial condition.

During the year ended December 31, 2021, the Company recorded an impairment charge related to its intangible assets of $56.6 million due to the termination of an investment management contract on March 19, 2021. The following table summarizes the carrying value of intangible assets:

	As of December 31,
	2022	2021

Contractual rights	$347,452	$347,452

Accumulated amortization	(146,529)	(136,375)

Intangible assets, net	$200,923	$211,077

Amortization expense associated with the Company’s intangible assets was $10.2 million for the year ended December 31, 2022, and $69.6 million, including the impact of the investment management contract impairment charge of $56.6 million, for the year ended December 31, 2021, and $16.8 million for the year ended December 31, 2020.

F-100	BROOKFIELD ASSET MANAGEMENT	D-1-279

Amortization of intangible assets held as of December 31, 2022 is estimated to be as follows:

2023	$10,154

2024	10,154

2025	10,154

2026	10,154

2027	10,154

Thereafter	150,153

Total	$200,923

10. DEBT OBLIGATIONS AND CREDIT FACILITIES

Oaktree had the following debt obligations outstanding:

	As of December 31
	2022	2021
Senior unsecured notes

$50,000, 3.91%, issued in September 2014, payable on September 3, 2024	$50,000	$50,000

$100,000, 4.01%, issued in September 2014, payable on September 3, 2026	100,000	100,000

$100,000, 4.21%, issued in September 2014, payable on September 3, 2029	100,000	100,000

$100,000, 3.69%, issued in July 2016, payable on July 12, 2031	100,000	100,000

$250,000, 3.78%, issued in December 2017, payable on December 18, 2032	250,000	250,000

$200,000, 3.64%, issued in July 2020, payable on July 22, 2030	200,000	200,000

$50,000, 3.84%, issued in July 2020, payable on July 22, 2035	50,000	50,000

$200,000, 3.06%, issued in November 2021, payable on January 12, 2037	200,000	—

Credit facility, issued in March 2014, variable rate obligations payable on December 15, 2027	—	55,000

Total remaining principal	1,050,000	905,000

Less: Debt issuance costs	(6,466)	(5,530)

Debt obligations	$1,043,534	$899,470

On May 20, 2020, OCM entered into a note and guaranty agreement with certain accredited investors pursuant to which OCM agreed to issue and sell to such investors $250 million of senior unsecured notes that bear a blended 3.68% fixed rate of interest and a weighted average maturity of 2031. These notes are guaranteed by Oaktree Capital I, Oaktree Capital II, and Oaktree AIF, as co-obligors. The offering closed on July 22, 2020 and OCM received proceeds of $250 million on the closing date. As OCM is the issuer of such senior notes, the outstanding principal and interest payments guaranteed by Oaktree Capital I will not be included in the Company’s financial statements unless an event of default occurs.

On September 14, 2021, OCM, Oaktree Capital I, Oaktree Capital II and Oaktree AIF (collectively, the “Borrowers”) entered into the Sixth Amendment to Credit Agreement, dated as of March 31, 2014, by and

D-1-280	FORM 20-F	F-101

among the Borrowers, Wells Fargo Bank, National Association (“Wells Fargo”) and the other lenders party thereto. The credit facility was amended to among other things, (i) extend the maturity date from December 13, 2024 to September 14, 2026, (ii) modify the assets under management covenant threshold from $65 billion of assets under management to $57.5 billion of management-fee generating assets under management and (iii) increase the maximum leverage ratio to 4.00 to 1.00. On December 15, 2022, the Borrowers entered into the Seventh Amendment to Credit Agreement (the “Seventh Agreement”). The Seventh Amendment extended the maturity date of the Credit Agreement from September 14, 2026 to December 15, 2027 with the potential to extend the maturity for up to two additional years, and implemented language consistent with U.S. syndicated loan market practice to use an adjusted forward-looking term rate based on the secured overnight financing rate (“SOFR”), as a replacement for the London Interbank Offered Rate. Based on the current credit ratings of OCM, the interest rate on borrowings is the term SOFR reference rate plus 1.10% per annum and the commitment fee on the unused portions of the revolving credit facility is 0.10% per annum. The term SOFR reference rate is determined by the tenor of the borrowings and set by the CME Group Benchmark Administration Limited (CBA). The credit agreement contains customary financial covenants and restrictions, including ones regarding a maximum leverage ratio and a minimum required level of assets under management (as defined in the credit agreement, as amended above). As of December 31, 2022, the Borrowers had no outstanding borrowings under the revolving credit facility.

On October 14, 2021, OCM received commitments from certain accredited investors to purchase $200 million of senior unsecured notes that bear a 3.06% fixed rate of interest and a maturity of 2037. The notes are guaranteed by Oaktree Capital I, Oaktree Capital II and Oaktree AIF, as co-obligors. On November 4, 2021, OCM and the co-obligors entered into a note and guaranty agreement. The offering closed on January 12, 2022 and OCM received proceeds of $200 million on the closing date.

As of December 31, 2022, future scheduled principal payments of debt obligations were as follows:

2023	$—

2024	50,000

2025	—

2026	100,000

2027	—

Thereafter	900,000

Total	$1,050,000

The Borrowers were in compliance with all financial maintenance covenants associated with its senior unsecured notes and bank credit facility as of December 31, 2022 and 2021.

The fair value of the Company’s debt obligations, which are carried at amortized cost, is a Level III valuation that is estimated based on a discounted cash-flow calculation using estimated rates that would be offered to Oaktree for debt of similar terms and maturities. The fair value of these debt obligations, gross of debt issuance costs, was $941.2 million and $934.6 million as of December 31, 2022 and 2021, respectively, utilizing average borrowing rates of 4.35% and 2.6%, respectively.

Oaktree Asset Management Operating Group Guaranty Agreements

On March 30, 2022, Oaktree Capital I entered into a note and guaranty agreement with certain accredited investors pursuant to which Oaktree Capital I agreed to issue and sell to such investors €50 million of its 2.20% Senior Notes, Series A, due 2032, €75 million of its 2.40% Senior Notes, Series B, due 2034, and €75 million of its 2.58% Senior Notes, Series C, due 2037. These notes are senior unsecured obligations of Oaktree Capital I, and jointly and severally guaranteed by the Oaktree Asset Management Operating Group. The offering closed on June 8, 2022, and Oaktree Capital I received proceeds of €200 million on the closing date.

F-102	BROOKFIELD ASSET MANAGEMENT	D-1-281

As of

December 31, 2022

Senior unsecured notes

€50,000, 2.20%, issued in June 2022, payable on June 8, 2032	$53,362

€75,000, 2.40%, issued in June 2022, payable on June 8, 2034	80,044

€75,000, 2.58%, issued in June 2022, payable on June 8, 2037	80,044

Total remaining principal	213,450

Less: Debt issuance costs	(1,255)

Total debt obligations, net	$212,195

Debt Obligations of the Consolidated Funds

Certain consolidated funds may maintain revolving credit facilities that are secured by the assets of the fund or may issue senior variable rate notes to fund investments on a longer term basis, generally up to ten years. The obligations of the consolidated funds are nonrecourse to the Company.

The consolidated funds had the following debt obligations outstanding:

	Outstanding Amount as of December 31		Key terms as of December 31, 2022
Credit Agreement	2022	2021	Facility Capacity	Weighted Average Interest Rate	Weighted Average Remaining Maturity (years)	Commitment Fee Rate	L/C Fee

Revolving credit facilities (1)	$18,860	$416,949	$64,943	7.09%	2.33	0.96%	0

Secured borrowings (1)	204,368	—	280,660	10.73	4.45	0.12%	0

Total debt obligations	223,228	416,949

Less: Debt issuance costs	(807)	(2,949)

Total debt obligations, net	$222,421	$414,000

(1)	The credit facility capacity is calculated on a pro rata basis using fund commitments as of December 31, 2022.

As of December 31, 2022 and 2021, the consolidated funds had debt obligations with an aggregate outstanding principal balance of $223.2 million and $416.9 million, respectively.

D-1-282	FORM 20-F	F-103

Debt Obligations of CLOs

Debt obligations of CLOs represent amounts due to holders of debt securities issued by the CLOs, as well as term loans of CLOs that had not priced as of period end. Outstanding debt obligations of CLOs were as follows:

	As of December 31, 2022			As of December 31, 2021
	Fair Value (1)	Weighted Average Interest Rate	Weighted Average Remaining Maturity (years)	Fair Value (1)	Weighted Average Interest Rate	Weighted Average Remaining Maturity (years)

Senior secured notes	$8,453,534	4.90%	10.8	$7,472,521	1.75%	11.0

Subordinated notes (2)	292,118	N/A	9.5	333,742	N/A	11.2

Total CLO debt obligations	$8,745,652			$7,806,263

(1)

The fair value of CLO liabilities was measured as the fair value of CLO assets less the sum of (a) the fair value of any beneficial interests held by the Company and (b) the carrying value of any beneficial interests that represent compensation for services. The fair value of the beneficial interests was calculated using a discounted cash flow model specific to each investment structure. Please see notes 2 and 6 for more information, including the significant valuation inputs such as input range and weighted average rate.

(2)	The subordinated notes do not have a contractual interest rate; instead, they receive distributions from the excess cash flows generated by the CLO.

The debt obligations of CLOs are nonrecourse to the Company and are backed by the investments held by the respective CLO. Assets of one CLO may not be used to satisfy the liabilities of another. As of December 31, 2022 and 2021, the fair value of CLO assets was $9.5 billion and $9.1 billion, respectively, and consisted of cash, corporate loans, corporate bonds and other securities.

11. LEASES

The Company has operating leases related to office space and certain equipment with remaining lease terms expiring within one year through 2031, some of which include options to extend the leases for up to five years and some of which include options to terminate the leases within one year. As of December 31, 2022 and 2021, respectively, there were no finance leases outstanding.

The components of lease expense included in general and administrative expense were as follows:

	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020

Operating lease cost	$17,047	$17,733	$20,512

Sublease income	(358)	(407)	(750)

Total lease cost	$16,689	$17,326	$19,762

Supplemental cash flow information related to leases was as follows:

Twelve months ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$18,514
Weighted average remaining lease term for operating leases (in years)	6.71
Weighted average discount rate for operating leases	4.2%

F-104	BROOKFIELD ASSET MANAGEMENT	D-1-283

As of December 31, 2022, maturities of operating lease liabilities were as follows:

2023	$19,195
2024	18,727
2025	18,501
2026	18,156
2027	7,462

Thereafter	30,645

Total lease payments	112,686

Less: imputed interest	(14,665)

Total operating lease liabilities	$98,021

12. NON-CONTROLLING REDEEMABLE INTERESTS IN CONSOLIDATED FUNDS

The following table sets forth a summary of changes in the non-controlling redeemable interests in the consolidated funds. Dividends reinvested and in-kind contributions or distributions are non-cash in nature and have been presented on a gross basis in the table below.

	Year Ended December 31
	2022	2021	2020
Beginning balance	$2,141,523	$550,747	$486,021
Initial consolidation of a fund	—	848,171	809,773
Deconsolidation of funds	(1,834,358)	—	(742,371)
Contributions	141,542	683,444	270,230
Distributions	(139,901)	(269,445)	(320,583)
Net income (loss)	159,609	364,282	38,220
Change in distributions payable	(5,213)	(25,807)	4,885
Change in contribution receivable	—	—	—
Foreign-currency translation and other	2,819	(9,869)	4,572

Ending balance	$466,021	$2,141,523	$550,747

13. EQUITY-BASED AND OTHER DEFERRED COMPENSATION

Long-Term Incentive Plan Awards

In March 2020, the Company adopted the Oaktree Operating Group Long-Term Incentive Plan (the “LTIP”). The LTIP provides for the granting of cash-based incentive awards to senior executives, directors, officers, partners, employees, consultants and advisors of the Company and its affiliates. Awards may be denominated in U.S. dollars or other currencies determined by the LTIP’s plan administrator. The unvested value of each LTIP award adjusts over its vesting period to track the performance of a fund designated by the plan administrator or by the award recipient from investment options selected by the plan administrator. Investment options may include funds managed by Company affiliates or by third parties. Awards do not represent an actual interest in the funds whose performance they track. Such fund investments are purely nominal and solely for the purpose of calculating the value of an award on each vesting or payment date. Awards under the LTIP represent only a contractual right to receive a cash payment upon vesting from the Company or the affiliate that issued the award. Awards tracking the performance of funds that make periodic distributions to their investors may provide for award recipients to receive corresponding payments from the Company or the affiliate issuing the award, with the remaining unvested value of the award reduced to reflect the amount of each such payment. Each payment under an award is fully vested upon receipt. Awards denominated in currencies other than U.S. dollars which

D-1-284	FORM 20-F	F-105

track the performance of U.S. dollar-denominated funds are nominally converted into U.S. dollars for performance tracking purposes, with amounts payable under the awards converted back into the original currency at a market rate at the time of each vesting payment. Certain recipients of awards denominated in currencies other than U.S. dollars which track the performance of U.S. dollar-denominated funds receive the option to hedge the value of their awards to a currency other than U.S. dollars. All such currency hedges are calculated on a purely hypothetical basis and do not represent a right to participate in actual currency hedging contracts.

For the years ended December 31, 2022 and 2021, the Company granted LTIP awards valued at $99.2 million and $86.6 million, respectively, to employees, partners and directors of the Company and its subsidiaries, subject to annual vesting over a weighted average period of approximately 5.7 years and 4.1 years, respectively. For the years ended December 31, 2022, 2021 and 2020, $12.6 million, $2.5 million and $0.2 million, respectively, of the LTIP awards were forfeited. As of December 31, 2022, the Company expected to recognize compensation expense on its unvested LTIP awards of $147.3 million, subject to adjustment based on future performance, over a weighted average period of 3.2 years. For the years ended December 31, 2022, 2021 and 2020, the Company recognized $72.9 million, $56.1 million and $25.7 million, respectively, of compensation expense related to the LTIP, which was included in compensation and benefits expense in the consolidated and combined statements of operations.

Equity-Based Compensation

In December 2011, OCG adopted the 2011 Oaktree Capital Group, LLC Equity Incentive Plan (the “2011 Plan”). The 2011 Plan provides for the granting of options, unit appreciation rights, restricted unit awards, unit bonus awards, phantom equity awards or other unit-based awards to senior executives, directors, officers, certain employees, consultants, and advisors of the Company and its affiliates. As of December 31, 2022, a maximum of 23,988,048 units have been authorized to be awarded pursuant to the 2011 Plan, and 19,671,086 units (including 2,000,000 EVUs) have been awarded under the 2011 Plan, including 3,842,189 units granted under the Oaktree Equity Plan (“OEP”) in April 2022. Total vested and unvested Converted OCGH Units, OCGH units and Class A units issued and outstanding were 160,002,848 as of December 31, 2022.

Restated Exchange Agreement

At the closing of the Merger, Oaktree entered into a Fourth Amended and Restated Exchange Agreement (the “OCGH Unit Exchange Agreement”) that among other things, allows limited partners of OCGH to exchange (“Exchanges”) certain vested limited partnership units of OCGH (“OCGH Units”) for cash, Brookfield Class A Shares, notes issued by a Brookfield subsidiary or equity interests in a subsidiary of OCGH that entitles such limited partners to the proceeds from a note, or a combination of the foregoing. Either of such notes will have a three-year maturity and will accrue interest at the then-current 5-year treasury note rate plus 3%. Only Converted OCGH Units, OCGH Units issued and outstanding at the time of the closing of the Merger, OCGH Units issued after the closing of the Merger pursuant to agreements in effect on March 13, 2019, OCGH Units issuable upon vesting of certain phantom equity awards (“Phantom Units”) and other OCGH Units consented-to by Brookfield will be, when vested, eligible to participate in an Exchange. Any such Exchange is subject to certain annual caps and limitations as set forth in the OCGH Unit Exchange Agreement. The form of the consideration in an Exchange is generally in the discretion of Brookfield, subject to certain limitations.

In general, OCGH limited partners are entitled to provide an election notice to participate in an Exchange with respect to eligible vested OCGH Units and Converted OCGH Units during the first 60 calendar days of each year beginning January 1, 2022 (an “Open Period”). In 2021 and 2020, holders of Converted OCGH Units and Phantom Units were eligible to provide an election notice with respect to their vested units. Each Exchange is consummated within the first 155 days of such calendar year, subject to extension in certain circumstances.

Valuation

Except as described below, each OCGH Unit is valued (i) by applying a 13.5x multiple to the trailing three-year average (or two-year average for Exchanges in 2022) of fee-related earnings less stock-based compensation at grant value and excluding depreciation and amortization and a 6.75x multiple to the trailing three-year average of net incentives created, and (ii) adding 100% of the value of net cash (defined as cash less the face value of debt

F-106	BROOKFIELD ASSET MANAGEMENT	D-1-285

and preferred stock, other than certain preferred stock issued in connection with certain Exchanges), 100% of the value of corporate investments and 75% of fund-level net accrued incentives as of December 31 of the prior year, in each case subject to certain adjustments. Amounts received in respect of each OCGH Unit will be reduced by the amount of any non-tax related distributions received in the calendar year in which the Exchange occurs, but increased by an amount accruing daily from January 1 of such year to the date of the closing of the Exchange at a rate per annum equal to the 5-year treasury note rate as of December 31 of the prior year plus 3%. However, in 2020 and 2021, Converted OCGH Units and Phantom Units were valued at $49.00 per unit, less the amount of any capital distributions received upon vesting. Thereafter any such Converted OCGH Units and Phantom Units is valued using the same methodology applied to all other OCGH Units.

OCGH Unit Awards

The Company granted 102,041 OCGH units for the year ended December 31, 2022. The Company did not grant any OCGH units for the year ended December 31, 2021.

Upon completion of the Merger, each unvested Class A Unit held by current, or in certain cases former, employees, officers and directors of Oaktree and its subsidiaries was converted into one unvested OCGH Unit (each, a “Converted OCGH Unit”) and thereafter became subject to the terms and conditions of the OCGH limited partnership agreement. The Converted OCGH Units (i) are subject to the same vesting terms that were applicable to such units prior to the completion of the Merger, (ii) are entitled to receive ongoing distributions in respect of earnings, but not capital distributions and (iii) upon vesting, receive the accumulated value of capital distributions that accrued while such units were unvested. Through December 31, 2021, Converted OCGH Units will be exchanged at $49.00 per unit, less the amount of any capital distributions received upon vesting. Thereafter, any such Converted OCGH Units will be valued using the same methodology applied to all other OCGH units.

As of December 31, 2022, the Company expected to recognize compensation expense on its unvested OCGH unit awards of $62.8 million over a weighted average period of 3.5 years. With respect to forfeitures, the Company made an accounting policy election to account for forfeitures when they occur. Accordingly, no forfeitures have been assumed in the calculation of compensation expense.

Oaktree Equity Plan

In April 2022, the Company established an equity participation plan (“Oaktree Equity Plan” or “OEP”), through which certain employees of the Company’s indirect subsidiaries participate in certain equity interests in the Oaktree Operating Group.

During the year ended December 31, 2022, the Company granted OEP awards valued at $35.1 million to certain employees of the Company and its subsidiaries, subject to annual vesting over a period of approximately 6.5 years. For the twelve months ended December 31, 2022, the Company recognized $4.0 million of compensation expense related to the OEP awards, which were included in equity-based compensation expense in the combined and consolidated statements of operations. Total unvested units issued were 3,842,189 units as of December 31, 2022.

Valuation

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of the OEP units. This model requires the Company to estimate the expected volatility and the expected term of the OEP units which are highly complex and subjective variables. The variables take into consideration, among other things, projected OEP unit exercise behavior. The Company uses a predicted volatility of its stock price during the expected life of the units that is based on the historical performance of the Company’s stock price as well as including an estimate using guideline companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the award. Forfeitures are recognized as incurred. The OEP units were valued at $9.13 per unit, net of the upfront cash consideration from the employee.

D-1-286	FORM 20-F	F-107

Deferred Equity Unit

A deferred equity unit represents a special unit award that, when vested, will be settled with an unvested OCGH unit on a one-for-one basis. The number of deferred equity units that will vest is based on the achievement of certain performance targets through June 2024. Once a performance target has been met, the applicable number of OCGH units will be issued and begin to vest over periods of up to 10.0 years. The holder of a deferred equity unit is not entitled to any distributions until settled by the issuance of an OCGH unit. As of December 31, 2022, there were 579,732 deferred equity units outstanding, of which, 102,040 units were expected to vest.

14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, Oaktree enters into contracts that contain certain representations, warranties and indemnifications. The Company’s exposure under these arrangements would involve future claims that have not yet been asserted. Inasmuch as no such claims currently exist or are expected to arise, the Company has not accrued any liability in connection with these indemnifications.

Legal Actions

Oaktree, its affiliates, investment professionals, and portfolio companies are routinely involved in litigation and other legal actions in the ordinary course of their business and investing activities. In addition, Oaktree is subject to the authority of a number of U.S. and non-U.S. regulators, including the SEC and the Financial Industry Regulatory Authority, and those authorities periodically conduct examinations of Oaktree and make other inquiries that may result in the commencement of regulatory proceedings against Oaktree and its personnel. Oaktree is currently not subject to any pending actions or regulatory proceedings that either individually or in the aggregate are expected to have a material impact on its consolidated financial statements.

Commitments to Funds

As of December 31, 2022 and 2021, the Company, generally in its capacity as general partner, had undrawn capital commitments of $104.4 million and $118.6 million, respectively, including commitments to both unconsolidated and consolidated funds.

Investment Commitments of the Consolidated Funds

Certain of the consolidated funds are parties to credit arrangements that provide for the issuance of letters of credit and/or revolving loans, which may require the particular fund to extend loans to investee companies. The consolidated funds use the same investment criteria in making these commitments as they do for investments that are included in the combined and consolidated statements of financial condition. The unfunded liability associated with these credit arrangements is equal to the amount by which the contractual loan commitment exceeds the sum of funded debt and cash held in escrow, if any. As of December 31, 2022 and 2021, the consolidated funds had potential aggregate commitments of $6.2 million and $13.5 million, respectively. These commitments are expected to be funded by the funds’ cash balances, proceeds from asset sales or drawdowns against existing capital commitments.

A consolidated fund may agree to guarantee the repayment obligations of certain investee companies. As of September 30, 2022 and December 31, 2021, there were no guaranteed amounts under such arrangements.

Certain consolidated funds are investment companies that are required to disclose financial support provided or contractually required to be provided to any of their portfolio companies. During the twelve months ended December 31, 2022, the consolidated funds did not provide any financial support to portfolio companies.

Operating Leases

Oaktree leases its main headquarters office in Los Angeles and offices in 18 other cities in the U.S., Europe, Asia and Australia, pursuant to current lease terms expiring through 2031. As of December 31, 2022 and 2021, the estimated aggregate minimum commitments with lease terms expiring through 2031 under leases for which the Company serves as lessee were $112.7 million and $130.3 million, respectively.

F-108	BROOKFIELD ASSET MANAGEMENT	D-1-287

15. RELATED PARTY TRANSACTIONS

The Company receives a substantial portion of its management fees, incentive fees and carried interest allocation, and investment income from Oaktree-managed investment limited partnerships for which it serves as general partner.

Loans To Affiliates and Employees

Loans primarily consist of interest-bearing loans made to OCGH unitholders and OEP unitholders, primarily employees, to purchase or pay tax obligations related to equity awards. The balances of loans to OCGH unitholders and OEP unitholders were $17.6 million and $1.5 million as of December 31, 2022 and 2021, respectively. The carrying value of loan balances approximated fair value due to their short-term nature or because their weighted average interest rate approximated the Company’s cost of debt. The loans, which are generally recourse to the borrower or secured by vested equity and other collateral, typically bear interest at the Company’s cost of debt and generated interest income of $536, $305, and $31 for the years ended December 31, 2022, 2021 and 2020, respectively.

On May 7, 2021 the Company, through its consolidated subsidiary OCM entered into two revolving line of credit notes with Oaktree Capital I, one as a borrower and the other as a lender. Both revolving line of credit notes allow for outstanding principal amounts not to exceed $250.0 million and mature on May 7, 2024. There were no loans from affiliates as of December 31, 2022 and interest expense of $10 was incurred for the year ended December 31, 2022. As of December 31, 2022, OCM has lent $36.0 million to Oaktree Capital I and generated interest income of $255 for the year ended December 31, 2022. As of December 31, 2021, OCM had borrowed $44.0 million from Oaktree Capital I and incurred interest expense of $80 for the year ended December 31, 2021.

Due To/From Oaktree Funds

In the normal course of business, the Company advances certain expenses on behalf of Oaktree funds. Certain expenses paid by the Company, which typically are employee travel and other costs associated with particular portfolio company holdings, are reimbursed to the Company by the portfolio companies. As of December 31, 2022 and 2021, amounts due from unconsolidated Oaktree funds amounted to $115.0 million and $76.4 million, respectively. As of December 31, 2022 and 2021, amounts due to unconsolidated Oaktree funds amounted to $10.6 million and $6.0 million, respectively, which is included in due to affiliates.

Revenues Earned From Oaktree Funds

In aggregate, management fees, incentive fees, and carried interest allocation earned from unconsolidated Oaktree funds totaled $1.3 billion, $1.4 billion and $811.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Other Investment Transactions

The Company’s senior executives, directors and senior professionals are permitted to invest their own capital (or the capital of family trusts or other estate planning vehicles they control) in Oaktree funds, for which they typically pay the particular fund’s management fee but not its incentive allocation. To facilitate the funding of capital calls by funds in which employees are invested, the Company periodically advances on a short-term basis the capital calls on certain employees’ behalf. These advances are reimbursed generally toward the end of the calendar quarter in which the capital calls occurred. Amounts advanced by the Company are included within “non-interest bearing advances made to certain non-controlling interest holders and employees” in the table above.

Aircraft Services

OCM owns an aircraft for business purposes. Howard Marks, the Company’s Co-Chairman, may use this aircraft for personal travel and will reimburse OCM to the extent his use of the aircraft for personal travel exceeds a certain threshold pursuant to an Oaktree policy. Oaktree also provides certain senior executives a personal travel allowance for private aircraft usage up to a certain threshold pursuant to the same Oaktree policy. Additionally, Oaktree occasionally makes use of an aircraft owned by one of its senior executives for business purposes at a price to Oaktree that is based on market rates.

D-1-288	FORM 20-F	F-109

Special Allocations

Certain senior executives receive special allocations based on a percentage of profits of the Oaktree Operating Group. These special allocations, which are recorded as compensation expense, are made on a current basis for so long as they remain senior executives of the Company, with limited exceptions.

Administrative Services

As of October 1, 2019, OCM provides certain administrative and other services relating to the operations of OCG’s business pursuant to a Services Agreement between OCG and OCM (as amended from time to time, the “Services Agreement”).

On an annual basis, OCG will reimburse OCM $750,000 of the costs incurred for providing these administrative services. This reimbursement is payable quarterly, in equal installments, and relates to OCG’s allocable portion of overhead and other expenses (facilities and personnel) incurred by OCM in performing its obligations under the Services Agreement. This amount includes OCG’s allocable portion of (i) the rent of OCG’s principal executive offices (which are located in a building owned by a Brookfield affiliate) at market rates and (ii) the costs of compensation and related expenses of various personnel at Oaktree that perform duties for OCG. The Services Agreement may be terminated by either party without penalty upon 90 days’ written notice to the other.

For each of the years ended December 31, 2022, 2021 and 2020, OCM earned administrative services income of $0.8 million.

Leases

The Company leases certain office space from affiliates of Brookfield. Rent expense associated with these leases was $4.5 million for the years ended December 31, 2022, 2021 and 2020. Future lease obligations associated with these leases are $44.1 million for the remaining lease commitments through 2030.

Subordinated Credit Facility

On May 19, 2020, Oaktree entered into a credit agreement with a subsidiary of Brookfield that provides for a subordinated credit facility maturing on May 19, 2023. The subordinated credit facility has a revolving loan commitment of $250 million and borrowings generally bear interest at a spread to either LIBOR or an alternative base rate. Borrowings on the subordinated credit facility are subordinate to the outstanding debt obligations and borrowings on the primary credit facility as detailed in note 9. Oaktree Operating Group members as co-borrowers are jointly and severally liable for outstanding borrowings on the subordinated credit facility. In March 2022, this credit facility was amended to extend the revolving credit maturity date from May 19, 2023 to September 14, 2026. No amounts were outstanding on the subordinated credit facility as of December 31, 2022.

Brookfield Oaktree Wealth Solutions

In April 2021, the Company and Brookfield formed a strategic partnership, Brookfield Oaktree Wealth Solutions, to enhance both firms’ ability to raise capital through North American financial intermediaries such as brokerage firms, banks and registered investment advisors. The Company reimburses Brookfield for their share of expenses on a quarterly basis. For the years ended December 31, 2022 and 2021, respectively, the Company recorded $8.0 million and $2.8 million related to these reimbursements, which were included in general and administrative expense in the combined and consolidated statements of operations. As of December 31, 2022 and 2021, respectively, the Company recorded $2.0 million and $2.8 million in due to affiliates on the statement of financial condition.

Management Fees

The Company recorded management fees from Brookfield of $7.5 million, $0.6 million and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

F-110	BROOKFIELD ASSET MANAGEMENT	D-1-289

16. SUBSEQUENT EVENTS

Unit Distribution

A distribution of $0.53 per unit was paid on February 24, 2023 to holders of record at the close of business on February 15, 2023.

D-1-290	FORM 20-F	F-111

BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM
TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States

Canada

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

China

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo

BROOKFIELD ASSET MANAGEMENT Brookfield .com NYSE: BAM TSX: BAM BROOKFIELD CORPORATE OFFICES United States Canada United Kingdom Australia Brookfield Place Brookfield Place One Canada Square Brookfield Place 250 Vesey Street 181 Bay Street, Suite 100 Level 25 Level 19 15th Floor Bay Wellington Tower Canary Wharf 10 Carrington Street New York, NY Toronto, ON MSJ 2T3 London E14 SM Sydney, NSW 2000 10281-0221 +1.416.363.9491 +44.20.7659.3500 +61 .2.9158.5100 +1.212.41 7.7000 Brazil United Arab Emirates India China Avenida das Na~oes Unidas, Level 24, lCD Brookfield Place Unit 1 Unit 01 , 11F 14.261 AI Mustaqbal Street, DIFC 4th Floor, Godrej BKC Tower C, One East Ediffcio WT Morumbi P.O. Box 507234 Sandra Kurla Complex No. 768 South Zhongshan 1st Road Ala B- 20• andar Dubai Mumbai 400 051 Huangpu District, Shanghai Morumbi—Sao Paulo—SP +971 .4.597.0100 +91.22.6600.0700 200023 CEP 04794-000 +86.21.2306.0700 +55 (11 J 2540.9150 OAKTREE CORPORATE OFFICES United States United States United Kingdom Hong Kong 333 South Grand Avenue 1301 Avenue of the Americas Verde Suite 2001 , 20/F 28th Floor 34th Floor 10 Bressenden Place Champion Tower Los Angeles, CA 90071 New York, NY 10019 London SW1 E SOH 3 Garden Road +1 .213.830.6300 +1.212.284.1 900 +44.20.7201.4600 Cent ral +852.3655.6800 REGIONAL OFFICES (BROOKFIELD & OAKTREE) North America South America Europe I UAE Asia Pacific Bermuda Bogota Amsterdam Sydney Brentwood Lima Dublin Beij ing Calgary Frankfurt Hong Kong Chicago Helsinki Shanghai Houston Luxembourg Seoul Los Angeles Paris Singapore Stamford Madrid Tokyo Vancouver Dubai

D-1-291	FORM 20-F	F-112

Annex D-2

Brookfield

2023

Q1 INTERIM
REPORT

Brookfield Asset Management Ltd.

Brookfield 2023Q1 INTERIMREPORTBrookfield Asset Management Ltd.

D-2-1

D-2-2

LETTER TO SHAREHOLDERS

Overview

We are pleased to report that we are off to an excellent start in 2023. Our financial performance was strong, posting distributable earnings (DE) of $563 million, 15% higher than the comparative period in 2022.

The first quarter of 2023 marked our first full quarter as a pure play, publicly traded alternative asset manager following our spin-off from Brookfield Corporation, and we are encouraged by the positive feedback we have received. Our business is centered around extremely resilient and growing cashflows and industry leading businesses, both of which are well-positioned to benefit from secular global trends over the coming decades. This is bolstered by our access to large scale capital, global reach, and deep operating expertise.

The backdrop for investing capital into alternative assets continues to be very favorable, and we believe the long-term trend is even stronger. Total assets under management now exceed $825 billion, and our total capital available for new investments is nearly $80 billion. We are actively adding capital in virtually all areas across the business and with financial conditions tightening, we are finding increasingly attractive opportunities to put capital to work.

Market environment

Inflation is beginning to ease to more moderate levels and the market’s expectations for interest rates is beginning to stabilize. While the Fed’s continued rate hikes have had their desired effect of curtailing inflationary pressures, the secondary effects of this sharp rise in interest rates are only beginning to work through the financial system.

Capital has become increasingly scarce and relatively more expensive versus the lows of the past couple of years, leaving asset owners with fewer options to refinance debt maturities or fund growth. This creates an opportunity for large alternative asset managers with significant dry powder to put to work—and as a result, we are seeing an increased number of long-term value opportunities with less competition.

Large, multi-product global managers are set to win

Every industry eventually goes through consolidation. The normal evolution of business is that an industry starts with early entrepreneurs, and their success leads others to enter the business. This often brings a glut of investment, with additional market participants looking to capture a portion of the broader industry growth. In a growing market, distinguishing between the market participants can be difficult. However, when market conditions soften, the differentiation becomes clearer. All industries go through this cycle, and the alternatives industry is in the midst of this today.

Great assets and businesses perform well throughout market cycles, while more commodity-like assets struggle in weaker market conditions. As markets become tougher, average players often see their growth plateau, small players lack the resources to push through the down cycle, and niche players are relegated to being niche players forever. The bottom line is that during tougher markets, consolidation occurs and the best-in-class players continue to perform, separating themselves from the rest.

In virtually all sectors, from banking and insurance to consumer products and technology, there are up to 10 industry leading players in the world. These firms are able to drive profitable growth over extended periods and across market cycles. And while the membership of this group does change from time to time, those that execute well are much more likely to maintain their position.

The attributes of leading asset managers are strong investment performance over a long period of time; access to scale capital; fund and geographic diversification; and a large-scale organization to service clients and capture future growth trends. Similar to the other major industries, there are only a handful of alternative asset managers who have these attributes today.

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Our $825 billion of total assets under management, our ability to raise $75 to $100 billion annually for investing, and our ability to offer compelling co-underwrite and co-invest opportunities at scale, makes us one of these major players. We feel exceptionally privileged to be in this category and work hard every day for our clients and partners to ensure we stay there.

Fundraising at scale

Year to date we raised a total of $19 billion, of which $13 billion occurred during the first quarter. Fee-bearing capital grew $14 billion during the first quarter to $432 billion. Despite macroeconomic headwinds making fundraising more challenging, we expect 2023 to be another strong year from a capital raising perspective, with all our flagship funds and a number of other complementary fund strategies in some stage of fundraising. Given the recent launch of several of our largest products, which are well-suited to the current market backdrop, we see the potential for our fundraising to accelerate throughout the year.

Our confidence regarding our ability to raise and deploy capital on a large scale is due primarily to our global approach to building our business. Today we operate in 30 countries, and much of our expansion has occurred over the last ten years—designed to facilitate our growth and ensure we have “boots on the ground” in every country in which we invest. Equally important is the fact that each of our offices includes asset management professionals focused on building long-term relationships with a broad range of local investors. This ensures that we are well diversified across our client base and can efficiently and consistently raise capital in different economic environments.

We are currently seeing an increased proportion of our fundraising coming from non-US clients. This is due to our long-standing dedication to be a local presence in the areas we invest and fundraise. As an example, we established offices and significant business operations in the Middle East and Asia over the past 10 years and these regions accounted for approximately 40% of the capital we raised in the last twelve months.

Institutional investors are increasingly concentrating their commitments among the largest asset managers who can offer a range of asset types and investment strategies to help them achieve their financial objectives. Our scale, demonstrated track record, and expanding suite of products are increasingly benefitting us as institutional investors continue to grow their allocation to private assets, and we expect that this trend will continue.

Operating results were excellent

Financial results

Our business delivered strong earnings growth, generating fee-related earnings of $547 million in the quarter and $2.2 billion over the last 12 months. Fundraising year-to-date has been strong at $19 billion, and almost $100 billion over the past 12 months. We expect this momentum to continue as we raise capital for flagship and complementary fund strategies focused on investing in the backbone of the global economy.

Operations update

It was an active quarter on the fundraising front, with many of our funds resonating with investors, as this environment plays to our strengths. We are in the market with all five of our flagship funds at various stages and making good progress. We are also raising capital for a number of complementary strategies. A few key highlights below:

○

We are nearing a final close of our fifth flagship infrastructure fund, which currently stands at $24 billion, our largest fund ever, and our sixth flagship private equity fund, which sits at $9 billion today. Both funds already exceed the size of their prior vintage, and we still have meaningful capital to raise for these strategies.

○

In January, we launched fundraising for our fifth flagship real estate fund with the objective of investing capital into a market that we believe should provide significant opportunities to invest at highly attractive risk-adjusted returns. We expect a first close on this fund later in the year.

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○

Earlier this month, we launched fundraising for our second flagship transition fund, which is focused on investing in and facilitating the global transition to a net-zero economy. We launched our first $15 billion fund in 2021 and after signing an agreement to acquire Origin Energy in a public-to-private transaction, more than 85% of the fund has been invested or committed. Given the strong demand from institutional capital for this strategy, we expect that the second fund in this series will be even larger than the first.

○

In February, we launched Brookfield Infrastructure Income Fund (“BII”), an innovative open-ended, semi-liquid infrastructure product offering private wealth investors access to Brookfield’s infrastructure platform. While private infrastructure has become a meaningful asset class for institutions, individual investors have historically had few options to gain exposure to this important asset class. We launched BII with two distribution partners and have raised more than $750 million to date.

Our expansion to private credit is accelerating

Over the past fifteen years, we have built a powerful global private credit franchise, growing both organically and via acquisition. The current economic environment and the resulting reduced bank lending for corporate, real estate, and buy-out transactions is proving to be a great catalyst for this business to achieve yet another step change in growth.

Our credit business is among the largest globally, with approximately $140 billion of fee-bearing capital across a diverse set of strategies. We offer private credit funds across all our verticals of real estate, infrastructure, renewable power, private equity, and corporate lending. With the significant market tailwinds for credit, we believe we are still in the early innings for many of these product offerings, with significant room for growth.

One area of particular focus recently has been direct lending, an asset class that has expanded significantly and now represents a global market of approximately $1.5 trillion. Our roots in the asset class date back to 2001, and we have become a partner of choice for counterparties, using a solutions-oriented approach tailored to meeting the unique needs of each borrower. In doing so, we prioritize risk control and have focused on asset value and prudent structuring. We have historically avoided the more commoditized parts of the market by structuring customized solutions for our borrowers, enabling us to deliver a more efficient financing solution to meet their needs and create a better covenant package to protect our principal. The combination of these factors has helped us generate a long track record of market-leading returns and minimal losses.

The direct lending market has become increasingly attractive recently due to the limited availability of debt capital to finance private equity-sponsored transactions combined with the record-high levels of committed private equity capital raised for deals. While the need for this type of lending is significant, we anticipate less competition given both banks’ reduction of appetite for this form of financing and the scarcity of non-bank lenders that possess the necessary scale, flexibility, and credit expertise.

Given this backdrop, we recently announced the launch of a direct lending strategy. This strategy is originating senior secured loans of $500 million or more to private equity-owned U.S. companies, and we are encouraged by the positive investor feedback we have received so far. Given the large-scale nature of this fund and the significant opportunity we see for this strategy going forward, our direct lending fund will represent our sixth flagship fund family at Brookfield.

In addition to this fund, we are making significant progress raising capital for various other debt and debt-like strategies.

1.

Infrastructure Debt Fund: We are currently raising our third fund in this series at a size that represents a 60% increase from the previous vintage. This fund strategy enables us to provide private credit solutions across the full suite of infrastructure asset types to partners seeking alternatives to equity capital.

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2.

Real Estate Debt Fund: Our sixth real estate debt fund is currently 33% invested. As one of the largest real estate investors globally, we have access to data, insights and deal flow that we have utilized to provide real estate finance capital for more than 20 years. Given the increasing demand for private real estate debt capital, we expect to continue to deploy the remaining commitments and come back to market soon with the seventh fund.

3.

Special Investments Credit Strategy: This fund strategy provides capital to counterparties in the form of preferred equity or subordinated debt. We recently launched fundraising on our second vintage in this strategy, which we expect will be meaningfully larger than the first.

4.

Consumer and SME Credit Funds: Through our partnership with the owners of LCM Partners, we participate in lending to small business, commercial, and retail markets, leveraging our proprietary technology and in-house servicing operations. LCM’s Strategic Origination and Lending Opportunities (SOLO) strategy invests in asset finance, real-estate financing, and renewables. SOLO is launching its second vintage in May 2023.

The increased opportunity set we are seeing in private credit broadly, and particularly in direct lending, in addition to our broad and diversified capabilities, gives us confidence that we should be able to grow our overall business to $1.5 to $2 trillion and fee-bearing capital to $1 trillion in the next five years, further strengthening and diversifying our franchise in the years ahead.

Closing

We remain committed to being a world-class asset manager, and to investing capital for you and our other investment partners in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be growing our fee-bearing capital in order to generate increasing cash flows on a per-share basis, and to distribute that cash to you by way of dividends or share repurchases.

Sincerely,

Bruce Flatt	Connor Teskey

Chief Executive Officer	President

May 10, 2023

D-2-6	5

BROOKFIELD ASSET MANAGEMENT LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

D-2-7	6

FORWARD-LOOKING STATEMENTS

In addition to historical information, this MD&A contains “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of our business. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Manager, our asset management business or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.

Our forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in this MD&A, among others, could cause our actual results to vary from our forward-looking statements. These factors include:

•	the Manager’s lack of independent means of generating revenue;

•	the Manager’s material assets consisting solely of its interest in the Asset Management Company;

•	challenges relating to maintaining our relationship with the Corporation and potential conflicts of interest;

•	the Manager being a newly formed company;

•	our liability for our asset management business;

•	our ability to maintain the Manager’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws;

•	the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;

•	the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;

•	our ability to maintain our global reputation;

•	volatility in the trading price of the Class A Shares;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	meeting our financial obligations due to our cash flow from our asset management business;

•	foreign currency risk and exchange rate fluctuations;

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	rising interest rates;

•	revenues impacted by a decline in the size or pace of investments made by our managed assets;

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•	our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	difficulty in maintaining our culture;

•	political instability or changes in government;

•	unfavorable economic conditions or changes in the industries in which we operate;

•	catastrophic events and COVID-19;

•	deficiencies in public company financial reporting and disclosures;

•	ineffective management of ESG considerations;

•	failure of our information technology systems;

•	the threat of litigation;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	information barriers that may give rise to conflicts and risks;

•	risks related to our real estate, renewable power and transition, infrastructure and private equity strategies;

•	risks relating to Canadian and United States taxation laws; and

•	other factors described in this MD&A.

We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.

In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by the Corporation in its continuous disclosure filings. Copies of the Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

D-2-9	8

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

Brookfield Asset Management Ltd. and Brookfield Asset Management ULC prepare their financial statements in conformity with U.S. GAAP. This Form 6-K discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. Non-GAAP measures include Distributable Earnings, Fee Revenues and Fee-Related Earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include AUM, Fee-Bearing Capital and Uncalled Fund Commitments. The Manager includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for the asset management business.

For further details regarding the use of non-GAAP measures, please see the “Key Financial and Operating Measures” in the Management Discussion and Analysis.

D-2-10	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

This management’s discussion and analysis (“MD&A”) included in this Form 6-K presents the financial position of Brookfield Asset Management Ltd. (the “Manager”) as at March 31, 2023, and December 31, 2022, and the results of operations for the period from January 1, 2023 to March 31, 2023. This MD&A also presents the financial position of Brookfield Asset Management ULC (the “Asset Management Company” or the “Asset Management Business” or the “Company”) as at March 31, 2023, and December 31, 2022, and the results of operations for the three months ended March 31, 2023, and 2022 then ended.

The information in this MD&A should be read in conjunction with the following Condensed Consolidated Financial Statements included elsewhere in this Form 6-K: (i) the unaudited Condensed Consolidated Financial Statements of the Manager as at March 31, 2023 and December 31, 2022, and the results of operations for the period from January 1, 2023 to March 31, 2023 (ii) the unaudited Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at March 31, 2023 and December 31, 2022 and the results of operations for the three months ended March 31, 2023, and 2022.

Business History

The Manager and the Asset Management Company were formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation or the “Corporation”) on July 4, 2022 for the purpose of effecting the court approved plan of arrangement (the “Arrangement”) of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company, and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”.

The Manager was established to become a company through which investors can directly access a leading, pure-play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries and currently owned and operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term. As a result of the Arrangement, holders of the Corporation Class A Shares received 0.25 of a Class A Share of the Manager for each Corporation Class A Share held. The Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.

Business Overview

We are one of the world’s leading alternative asset managers, with $834 billion of assets under management (“AUM”) as of March 31, 2023, across renewable power and transition, infrastructure, real estate, private equity and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

To do this, we leverage our exceptional team of over 2,500 investment and asset management professionals, our global reach, deep operating expertise and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

We provide a highly diversified suite of alternative investment strategies to our clients and are constantly innovating new strategies to meet their needs. We have approximately 50 unique product offerings that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in “Key Financial and Operating Measures” within this MD&A. The Manager will utilize

D-2-11	10

Distributable Earnings to measure performance, while, in addition to this metric, Fee Revenues and Fee-Related Earnings are closely utilized in order to assess the performance of our asset management business.

We have over 2,000 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies and individual investors.

We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of 270 client service professionals across 18 global offices are dedicated to our clients and ensuring the business is exceeding their service expectations.

Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. Strong ESG practices are embedded throughout our business, underpinning our goal of having a positive impact on the communities and environment within which we operate.

Value Creation

We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on multiples of their fee-related earnings and performance income. Accordingly, we create value by increasing the amount and quality of fee-related earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins.

As at March 31, 2023, we had Fee-Bearing Capital of $432 billion, of which 83% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with two one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include the permanent capital vehicles as well as capital we manage in our perpetual core and core plus private fund strategies. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offering and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships and access new distribution channels such as high net worth individuals and retail.

As of March 31, 2023, we had over 2,000 clients with a strong base in North America, Asia, the Middle East and Australia and a growing proportion of third-party commitments from Europe. Our high-net-worth channel also continues to grow and is 4% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.

We are also actively progressing new growth strategies, including transition, insurance, secondaries and technology. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.

As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our exceptional team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,500 professionals we employ globally.

When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets or businesses that provide essential services that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so results in the continued growth of realized carried interest.

We generate robust free cash flows or Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management

D-2-12	11

Company less general and administrative expenses, but excluding equity-based compensation costs of the Manager. The Manager intends to pay out approximately 90% of our Distributable Earnings to shareholders quarterly and reinvest the balance back into the business.

We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business and add to our organic growth. We expect acquisitions can allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree in 2019. Such acquisitions may happen from time to time should they be additive to our franchise, attractive to our clients and accretive to our shareholders.

Products

Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power and Transition, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, (v) Credit and other.

For discussion on Fee-Bearing Capital, see “Key Financial and Operating Measures”.

Long-term Private Funds

As of March 31, 2023, we managed approximately $224 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with two one-year extension options.

On these products, we earn:

•	Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and the period that the fund is in its life,

•	Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and

•

Carried interest or performance fees, which entitles us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on mature funds.

D-2-13	12

Permanent Capital Vehicles and Perpetual Strategies

As of March 31, 2023, we managed approximately $135 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core and core plus private funds.

On these products, we earn:

•	Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.

•

Stable incentive distribution fees from Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Infrastructure Partners L.P. (“BIP”), which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within a target range of 5-9%.

•

Performance fees from Brookfield Business Partners L.P. (“BBU”) are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.

Liquid Strategies

As of March 31, 2023, we managed approximately $73 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate, infrastructure and natural resources.

On these products, we earn:

•	Base management fees, which are based on committed capital or fund net asset value, and

•	Performance income based on investment returns above a minimum prescribed return.

Renewable Power and Transition

Overview

•	We are a leading global investment manager in renewable power and transition, with $77 billion of AUM as of March 31, 2023.

•

Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favorable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.

•

We have approximately 100 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 3,700 employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry allows us to be a leader in all major technologies with deep operating and development capabilities.

Our Products

Long-term Private Funds

•

We manage the largest of its kind global transition fund, Brookfield Global Transition Fund (“BGTF”), which is our $15 billion flagship strategy focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.

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Permanent Capital Vehicles and Perpetual Strategies

•

We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and has a market capitalization of over $21.0 billion as of March 31, 2023.

Infrastructure

Overview

•	We are one of the world’s largest investment managers in infrastructure, with $161 billion of AUM as of March 31, 2023.

•

We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 230 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 51,400 employees in the infrastructure operating businesses that we manage.

Our Products

Long-term Private Funds

•

Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.

•	Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage BIP, one of the largest, pure play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and has a market capitalization of $27 billion as of March 31, 2023. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.

•

We manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification and inflation-protection.

•

We also recently launched Brookfield Infrastructure Income Fund (“BII”), a semi-liquid infrastructure product strategy, offering private wealth investors with access to our best-in-class infrastructure platform.

Real Estate

Overview

•	We are one of the world’s largest investment managers in real estate, with over $270 billion of AUM as of March 31, 2023.

•

We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.

•

We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,600 operating employees in the real estate operating businesses that we manage.

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Our Products

Long-term Private Funds

•

Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds and recapitalizations.

•

Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.

•	We also recently launched our real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage $19 billion of Fee-Bearing Capital in Brookfield Property Group (“BPG”) as of March 31, 2023, which we invest, on behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns, operates and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing and student housing assets on five continents.

•

We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partner (“BPREP”). This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).

•

We manage capital across our perpetual real estate debt strategy, Brookfield Senior Mezzanine Real Estate Finance Fund (“BSREF”). We seek to originate, acquire and actively manage investments in U.S. senior commercial real estate debt for this strategy.

•

We also manage a non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real-estate related debt.

Private Equity

Overview

•	We are a leading private equity investment manager with $139 billion of AUM as of March 31, 2023.

•

We focus on high-quality businesses that provide essential products and services, diversified across the industrial operations and business services sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 105,400 employees in the operating businesses that we manage.

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Our Products

Long-term Private Funds

•

Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity product offering. This series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.

•

Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on large-scale, non-control investments. This product capitalizes on potential transactions that do not fit our traditional control-oriented flagship private equity fund series. These include recapitalizations to strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through structured investments.

•

Our growth equity strategy, Brookfield Growth (“BTG”), was launched in 2016 and has developed into a meaningful business that we expect to continue to scale over time. This strategy focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage BBU, which is a publicly traded global business services and industrials partnership focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $4.1 billion as of March 31, 2023.

Credit and Other

Overview

•

As a result of our 61% investment in Oaktree in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments. As of March 31, 2023, our interest in Oaktree is 64%. Oaktree is one of the premier credit franchises globally, with $149 billion of Fee-Bearing Capital as of March 31, 2023 and an expertise in investing across the capital structure with an emphasis on an opportunistic, value-oriented and risk-controlled investments.

•	We offer one of the most comprehensive alternative credit offerings available today and have a global presence through our experienced team of investment professionals.

Our Products

•

Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and offer investments in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments and opportunistic credit.

•

Our flagship credit strategy, the Opportunistic Credit series, focuses on protecting against loss by buying claims on assets at attractive or distressed prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability, while creating value. The latest vintage of this series of funds was raised in 2020 and 2021 with a total fund size of $16 billion and is the largest fund in the series to date.

•	Our Insurance business manages policyholder capital and deploys it across liquid credit strategies, direct loans and private funds.

•

Also included amongst our strategies is our Public Securities Group (“PSG”), which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.

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Key Financial and Operating Measures

The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See “Reconciliation of U.S. GAAP to Non-GAAP Measures”.

Non-GAAP Measures

Fee Revenues

Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest, but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the primary financial statements is total management fee revenues.

Fee-Related Earnings

Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee-Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.

Distributable Earnings

Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.

Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.

The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend.

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Supplemental Financial Measures Utilized by Our Asset Management Business

Assets under management

Assets under management (“AUM”) refers to the total fair value of assets managed, calculated as follows:

•	investments that Brookfield, which includes the Corporation, the asset management business or their affiliates, either:

○

consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or

○

does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),

○

are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.

•

all other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, with the exception of investments held through our perpetual funds, which are calculated at Brookfield’s proportionate economic share of the investment’s net asset value.

Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).

Fee-Bearing Capital

Fee-Bearing Capital represents the capital committed, pledged or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.

When reconciling period amounts, we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.

•	Outflows represent distributions and redemptions of capital from within the liquid strategies capital.

•

Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.

•

Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.

Uncalled Fund Commitments

Total Uncalled Fund Commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

D-2-19	18

Review of Consolidated Financial Results of the Manager

Consolidated Statement of Comprehensive Income

The following table summarizes the financial results of the Manager for the period of January 1, 2023 to March 31, 2023:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2023

Compensation and benefits recovery	$138

Expenses
Compensation and benefits	(84)
Unrealized carried interest compensation expense	(56)
Other operating expense	(2)

Total expenses	(142)
Share of income from equity method investments	129
Income tax (expense) benefit	—

Net income and comprehensive income	$125

During the three months ended March 31, 2023, the Manager recorded net income attributable to shareholders of $125 million. Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company less compensation and benefit costs, primarily attributable to executive compensation costs of the Manager and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by the Corporation and the Asset Management Business in accordance with the Asset Management Services Agreement and the Relationship Agreement. Refer to the following discussion for details on the earnings of the Asset Management Company.

D-2-20	19

The following table summarizes the statement of operations for the Asset Management Company for the three months ended March 31, 2023, and 2022:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Revenues
Management fee revenues
Base management and advisory fees	$791	$671

Total management fee revenues	791	671
Investment income
Carried interest allocations
Realized	31	47
Unrealized	28	(48)

Total investment income	59	(1)
Interest and dividend revenue	43	67
Other revenues	161	18

Total revenues	1,054	755
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(299)	(169)
Other operating expenses	(70)	(51)
General, administrative and other	(7)	(40)

Total compensation, operating, and general and administrative expenses	(376)	(260)
Carried interest allocation compensation
Realized	—	(10)
Unrealized	(88)	(103)

Total carried interest allocation compensation	(88)	(113)
Interest expense	(2)	(42)

Total expenses	(466)	(415)
Other income (expenses), net	(22)	457
Share of income from equity accounted investments	43	68

Income before taxes	609	865
Income tax expense	(93)	(142)

Net income	516	723
Net loss (income) attributable to redeemable non-controlling interests in consolidated funds	—	(375)
Net loss (income) attributable to preferred share redeemable non-controlling interest	19	—
Net loss (income) attributable to non-controlling interest	(19)	—

Net income attributable to the common stockholders	$516	$348

D-2-21	20

For the three months ended March 31, 2023 and 2022

Net income for the three months was $516 million, of which $516 million was attributable to common stockholders. This compares to net income of $723 million for the three months ended March 31, 2022, of which $348 million was attributable to common stockholders.

Revenues

Revenues for the three months were $1.1 billion, which represents an increase of $299 million or 40% compared to $755 million in the three months ended March 31, 2022.

Base management and advisory fees for the three months were $697 million, which represents an increase of $110 million or 19% compared to the three months ended March 31, 2022. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and capital deployed across our complementary strategies. Incentive distributions for the three months ended March 31, 2023 were $94 million, an increase of $10 million from the three months ended March 31, 2022, driven by growth in BIP and BEP’s dividends, which increased by 6% and 5%, respectively.

Carried interest allocations

Realized carried interest allocations were $31 million for the three months ended March 31, 2023, which represents a decrease of $16 million compared to the three months ended March 31, 2022. Realized carried interest allocations in the period were primarily driven by dispositions within our real estate long-term and perpetual funds.

Unrealized carried interest allocations were $28 million for the three months ended March 31, 2023, which represents an increase of $76 million compared to the three months ended March 31, 2022. The unrealized carried interest allocations were primarily related to growth in valuations in our infrastructure and private equity flagship funds, partially offset by realizations in the period.

Interest and dividend revenue

Interest and dividend revenue for the three months ended were $43 million, which represents a decrease of $24 million compared to the three months ended March 31, 2022. The decrease was a result of the transfer of certain investments and loans of the Asset Management Business to the Corporation as part of the Arrangement.

Expenses

Total expenses for the three months ended were $466 million, an increase of $51 million or 12% compared to the three months ended March 31, 2022.

Compensation and benefits for the three months ended March 31, 2023 were $299 million, which represents an increase of $130 million compared to the three months ended March 31, 2022. This is primarily attributable to increased compensation costs resulting from increases in the employee population as a result of the Arrangement, as well as increases in headcount as a result of the growth of our business.

Other operating expenses are comprised of professional fees, facilities and technology, as well as travel costs directly associated with our fundraising and investment functions. Other operating expenses were $70 million for the three months ended, compared to $51 million for the three months ended March 31, 2022. The increase was primarily attributable to an increase in headcount and travel activity during the current period.

Compensation expenses related to carried interest allocation compensation were $88 million for the three months end March 31, 2023, which represents a decrease of $25 million compared to the three months ended March 31, 2022. The decrease is predominantly driven by a decrease in relative valuation gains compared to the three months ended March 31, 2022 across our legacy funds. As outlined in the Relationship Agreement, the carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. For more information on accounting policies, please refer to the “Summary of Significant Accounting Policies of the Manager” in this MD&A.

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Other income

Other income for the three months ended primarily consists of mark-to-market adjustments on call and put options associated with our investments in Primary Wave and Oaktree. Other income in the prior period relates to dividend income received from BSREP III which was previously consolidated.

Share of income from equity accounted investments

Our share of income from equity accounted investments was $43 million compared to income of $68 million in the prior period. This line item primarily consists of earnings associated with our 64% interest in Oaktree.

Income tax expense

Income tax expense was $93 million for the three months ended March 31, 2023, which represents a decrease of $49 million compared to the three months ended March 31, 2022. This was driven by lower net income before taxes in the period.

D-2-23	22

Consolidated Statement of Financial Condition

The following table summarizes the Condensed and Consolidated Statement of Financial Condition of the Manager as at March 31, 2023 and December 31, 2022:

AS AT MARCH 31, AND DECEMBER 31 (MILLIONS)	2023	2022
Assets
Cash and cash equivalents	$12	$1
Due from affiliates	875	782
Other assets	41	—
Investments	2,374	2,378

Total assets	$3,302	$3,161

Liabilities
Accounts payable and accrued liabilities	$873	$781
Due to affiliates	100	3

Total liabilities	973	784

Equity
Common Stock:
Class A (unlimited authorized and 412,428,007 issued and 392,409,501 outstanding)	2,411	2,410
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (20,018,506 shares)	(482)	(330)
Additional paid-in-capital	374	278
Retained earnings	17	19
Non-controlling interest	9	—
Total equity	2,329	2,377

Total liabilities and equity	$3,302	$3,161

As at March 31, 2023, the Manager’s total assets were $3.3 billion, consisting primarily of the 25% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs assumed by the Manager.

As at March 31, 2023, the Manager’s total liabilities were $973 million, an increase of $189 million compared to the prior period. Accounts payable and accrued liabilities increased by $92 million driven by carried interest compensation due to employees as well as an increase in the liability associated with cash settled compensation plans. Due to affiliates increased by $97 million due to borrowings on the credit facility with the Brookfield Asset Management ULC.

As at March 31, 2023, the Manager’s total equity has decreased by $48 million to $2.3 billion due to the purchase of treasury shares during the period, partially offset by additional paid-in-capital related to stock based compensation plans.

D-2-24	23

Refer to the section below for details of the Asset Management Company’s Condensed Consolidated and Combined Statement of Financial Condition as at March 31, 2023 and December 31, 2022:

AS AT MARCH 31, AND DECEMBER 31 (MILLIONS)	2023	2022
Assets
Cash and cash equivalents	$3,152	$3,545
Accounts receivable and other	564	429
Due from affiliates	2,157	2,121
Investments	6,976	6,877
Property, plant and equipment	67	68
Intangible assets	55	59
Goodwill	265	249
Deferred income tax assets	737	739

Total assets	$13,973	$14,087

Liabilities and shareholder’s equity
Accounts payable and other	$1,815	$1,842
Due to affiliates	615	811
Deferred income tax liabilities	18	17

Total liabilities	2,448	2,670

Preferred shares redeemable non-controlling interest	1,864	1,811

Equity
Common equity (common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,242	9,271
Retained earnings	72	84
Accumulated other comprehensive income	159	153
Additional paid-in capital	32	—

Total common equity	9,505	9,508
Non-controlling interest	156	98

Total equity	9,661	9,606

Total liabilities, redeemable non-controlling interest and common equity	$13,973	$14,087

As at March 31, 2023 and December 31, 2022

Total assets were $14.0 billion as at March 31, 2023, a decrease of $114 million due to decreases in Cash and cash equivalents compared to December 31, 2022.

Cash and cash equivalents were $3.2 billion, a decrease of $393 million from the prior period, largely due to the payment of working capital needs of managed funds that will be subsequently reimbursed. Of this balance, $2.9 billion is on deposit with the Corporation.

D-2-25	24

Accounts receivable and other of $564 million primarily consists of receivables from third parties, mark-to-market derivative assets and prepaid expenses. The increase over the prior period is largely driven by the prepayments of stock based compensation costs as prescribed by the Asset Management Services Agreement.

Due from affiliates of $2.2 billion primarily relates to management fees earned but not collected from our managed funds as well as reimbursements due from the Corporation for long-term cash based and equity compensation awards. The increase of $36 million from the prior period was primarily the result of the timing of settlements.

Investments are predominantly comprised of an 18% limited partnership interest in BSREP III and a 64% interest in Oaktree. The increase from the prior period of $99 million was primarily a result of income earned from our investment in Oaktree during the period.

Total liabilities were $2.4 billion as at March 31, 2023, a decrease of $222 million compared to the prior period.

Accounts payable and other primarily consists of accrued compensation, and mark-to-market derivatives associated with put options in investments. Movement in the period of $27 million reflects the timing of payments.

Due to affiliates of $615 million reflects amounts owed to Brookfield affiliates; the decrease reflects the settlement of balances in the normal course of operations.

Preferred shares redeemable non-controlling interest was $1.9 billion as at March 31, 2023, an increase of $53 million compared to $1.8 billion as at December 31, 2022. This increase was due to carried interest generated by our legacy real estate and infrastructure funds during the period.

Review of Consolidated Statement of Cash Flows

The following table summarizes the changes in the Manager’s cash for the three months ended March 31, 2023:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Operating activities before net changes in working capital and other non-cash operating items	$(16)
Net changes in working capital	15
Other non-cash operating items	2

Operating activities	1
Investing activities	91
Financing activities	(81)

Change in cash and cash equivalents	$11

As at March 31, 2023, the Manager’s activities generated $11 million of net cashflow. Refer to the following table that summarizes our Asset Management Business’ Condensed Consolidated and Combined Statement of Cash Flows for the three months ended March 31, 2023.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Operating activities before net changes in working capital and other non-cash operating items	$515	$621
Net changes in working capital	(553)	(409)
Other non-cash operating items	(3)	(611)

Operating activities	(41)	(399)
Investing activities	(5)	262
Financing activities	(347)	222

Change in cash and cash equivalents	$(393)	$85

D-2-26	25

For the three months ended March 31, 2023

Net cash outflows from operating activities totaled $41 million. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $515 million, representing an decrease of $106 million, due to the deconsolidation of previously consolidated funds.

Investing Activities

Net cash outflows from investing activities totaled $5 million. The change from prior period cashflows is due to the recognition of proceeds from disposition of investments held in the prior period.

Financing Activities

Net cash outflows from financing activities totaled $347 million. The current period primarily consists of distributions to stockholders of $528 million and advances provided to related parties of $95 million, partially offset by borrowings from related parties of $235 million. The prior period inflows were primarily as a result of contributions from parents and borrowings from related parties.

Analysis of Key Non-GAAP Financial and Operating Measures of Our Asset Management Business

The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to “Key Financial and Operating Measures”.

Distributable Earnings

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Fee Revenues	$1,080	$965

Fee-Related Earnings[1]	547	492
Add back: equity-based compensation costs	19	25
Taxes and other	(3)	(26)

Distributable Earnings	$563	$491

1. Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our 64% share (2022 - 64%).

For the three months ended March 31, 2023 and 2022

Distributable Earnings were $563 million for the three months ended March 31, 2023, an increase of $72 million or 15% compared to the prior period. The increase was driven by higher Fee-Related Earnings, primarily attributable to fundraising and capital deployment efforts across our flagship funds. These increases were partially offset by lower fees from our permanent capital vehicles due to a decline in their share prices compared to prior period.

D-2-27	26

Fee-Bearing Capital

The following table summarizes Fee-Bearing Capital as at March 31, 2023 and December 31, 2022:

AS AT (MILLIONS)	Long-term private funds	Perpetual strategies	Liquid strategies	Total
Renewable power and transition	$27,727	$24,757	$—	$52,484
Infrastructure	47,246	45,506	—	92,752
Private equity	32,046	7,426	—	39,472
Real estate	66,716	31,376	—	98,092
Credit and other	50,234	25,507	73,120	148,861

March 31, 2023	$223,969	$134,572	$73,120	$431,661

December 31, 2022	$218,857	$127,155	$71,851	$417,863

Fee-Bearing Capital was $432 billion as at March 31, 2023 compared to $418 billion as at December 31, 2022. The increase of $14 billion was primarily attributable to inflows of $18 billion resulting from capital raised across flagship funds, capital inflows within credit and other funds in our insurance solutions business, and capital raised and deployed across various strategies. These increases were partially offset by distributions across strategies and the end of the commitment period of BSREP III, resulting in a change of fee base from committed to invested capital.

The changes are set out in the following tables:

AS AT (MILLIONS)	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total
Balance, December 31, 2022	$47,218	$85,887	$39,317	$103,025	$142,416	$417,863

Inflows	1,876	3,944	1,477	1,433	9,350	18,080
Outflows	—	(6)	—	(132)	(4,614)	(4,752)
Distributions	(558)	(914)	(105)	(2,046)	(1,231)	(4,854)
Market valuation	3,965	2,460	(291)	(1,833)	2,285	6,586
Other	(17)	1,381	(926)	(2,355)	655	(1,262)

Change	5,266	6,865	155	(4,933)	6,445	13,798

Balance, March 31, 2023	$52,484	$92,752	$39,472	$98,092	$148,861	$431,661

Fee Revenues and Fee-Related Earnings

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Base management fees[1]	$981	$850
Incentive distributions	94	84
Transaction and advisory fees	5	31

Fee Revenues	1,080	965
Less: direct costs[2]	(504)	(435)

	576	530
Less: Fee-Related Earnings not attributable to the Asset Management business	(29)	(38)

Fee-Related Earnings	$547	$492

1. Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $289 million and $201 million, respectively, for the three months ended March 31, 2023 (2022 - $278 million and $181 million). Refer to Note 3 - “Investments” of the Condensed Consolidated and Combined Financial Statements, included elsewhere in this Form 6-K for additional disclosures related to Oaktree revenues, expenses, and net income.

2. Direct costs include compensation expenses, other operating expenses and general, administrative and other expenses and related Oaktree direct costs at 100%.

D-2-28	27

For the three months ended March 31, 2023 and 2022

Fee Revenues for the three months ended March 31, 2023 were $1.1 billion, an increase of $115 million or 12% compared to prior period. This increase was predominantly due to higher base management fees, driven by an increase in Fee-Bearing Capital, and growth in incentive distributions from BIP and BEP. Base management fees increased by $131 million or 15% compared to the three months ended March 31, 2022 due to capital raised for our flagship and other fund strategies, partially offset by lower fees from our listed permanent capital vehicles due to decreases in market capitalizations and net asset values of underlying assets.

Direct costs primary consist of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $69 million or 16% from prior period as we continue to scale our asset management business, including enhancing our fundraising and client service capabilities and developing new complementary strategies.

Fee-Related Earnings not attributable to the Asset Management Business reflects the non-controlling interest related to Oaktree’s earnings and is deducted in arriving at Fee-Related Earnings.

Fee-Related Earnings increased by $55 million, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.

Investment Strategy Results

In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe.

Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) real estate, (d) private equity, and (e) credit and other.

The following tables summarize Fee Revenues and Fee-Bearing Capital by investment strategy:

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Renewable power and transition	$154	$146
Infrastructure	298	278
Private equity	117	95
Real estate	261	214
Credit and other	250	232

Total Fee Revenues	$1,080	$965

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Renewable power and transition	$52,484	$47,218
Infrastructure	92,752	85,887
Private equity	39,472	39,317
Real estate	98,092	103,025
Credit and other	148,861	142,416

Total Fee-Bearing Capital	$431,661	$417,863

D-2-29	28

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$417,863	$364,133
Inflows	18,080	107,669
Outflows	(4,752)	(22,042)
Distributions	(4,854)	(12,161)
Market valuation	6,586	(20,247)
Other	(1,262)	511

Change	13,798	53,730

Balance, end of period	$431,661	$417,863

We have provided additional detail to explain significant variances period-over-period by investment strategy below.

Renewable Power and Transition

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at March 31, 2023 and December 31, 2022, and Fee Revenues for three months then ended March 31, 2023 and 2022.

The following provides explanations of significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$27,727	$26,708
Permanent capital vehicles and perpetual strategies	24,757	20,510

Total Fee-Bearing Capital	$52,484	$47,218

D-2-30	29

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$47,218	$47,525
Inflows	1,876	6,823
Distributions	(558)	(1,428)
Market valuation	3,965	(5,873)
Other	(17)	171

Change	5,266	(307)

Balance, end of period	$52,484	$47,218

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $5.3 billion or 11%, to $52.5 billion, primarily attributable to an increase in the market capitalization of BEP resulting from an increase in its share price, as well as capital deployed within our long-term private funds and perpetual strategies. These increases were partially offset by distributions paid to BEP’s unitholders and to limited partners of our long-term private funds.

During the year ended December 31, 2022, Fee-Bearing Capital decreased by $0.3 billion or 1%, to $47.2 billion primarily attributable to a decrease in the market capitalization of BEP due to a decline in share price and distributions paid to BEP’s unitholders. This decrease was partially offset by $6.0 billion of capital raised across our flagship funds.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$57	$41
Co-investment and other funds	7	5

	64	46
Perpetual strategies
BEP[1]	59	76
Co-investment and other funds	—	—

	59	76
Catch-up fees	1	—
Transaction and advisory fees	2	—

Total management and advisory fees	126	122
Incentive distributions	28	24

Total Fee Revenues	$154	$146

1.	BEP Fee-Bearing Capital as at March 31, 2023 is $24 billion (2022 - $21 billion)

Fee Revenues increased by $8 million or 5% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. Fees from long-term private funds increased by $18 million, mainly due to capital raised for our global transition fund and flagship funds during 2022. Incentive distributions from BEP increased by $4 million, due to a 5% increase in distributions compared to the prior period. These increases were partially offset by a decrease in fees from BEP of $17 million, predominantly due to a decrease in market capitalization as a result of the decline in BEP’s share price compared to the same period in prior period.

D-2-31	30

Infrastructure

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Infrastructure investment strategy as at March 31, 2023, and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023, and 2022.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$47,246	$44,512
Permanent capital vehicles and perpetual strategies	45,506	41,375

Total Fee-Bearing Capital	$92,752	$85,887

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$85,887	$67,736
Inflows	3,944	26,974
Outflows	(6)	—
Distributions	(914)	(3,794)
Market valuation	2,460	(5,053)
Other	1,381	24

Change	6,865	18,151

Balance, end of period	$92,752	$85,887

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $6.9 billion or 8% to $92.8 billion, due to $2.7 billion and $4.1 billion increases in our long-term private funds and our permanent capital vehicles and perpetual strategies, respectively. The increase in the long-term private funds strategy was largely driven by inflows from capital raised for our fifth flagship infrastructure fund. Fee-Bearing capital on our permanent capital vehicles and perpetual strategies increased due to capital raised for BII and an increase in the market capitalization of BIP due to an increase in its share price. These increases were partially offset by distributions paid to limited partners in our long-term private funds and to unitholders across our permanent capital vehicles and perpetual strategies.

D-2-32	31

During the year ended December 31, 2022, Fee-Bearing Capital increased by $18.2 billion or 27% to $85.9 billion, due to a $13.4 billion and $4.8 billion increase in our long-term private funds and permanent capital vehicles and perpetual strategies, respectively. The increase in the long-term private funds strategy was largely driven by inflows from capital raised for the fifth flagship infrastructure fund. Fee-Bearing Capital on our permanent capital vehicles and perpetual strategies increased due to capital raised for BSIP, partially offset by a decrease in the market capitalization of BIP as well as quarterly distributions paid to BIP’s unitholders.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$90	$53
Co-investment and other funds	13	11

	103	64
Permanent capital vehicles and perpetual strategies
BIP[1]	100	118
Co-investment and other funds	22	6

	122	124
Catch-up fees	5	—
Transaction and advisory fees	2	30

Total management and advisory fees	232	218
Incentive distributions	66	60

Total Fee Revenues	$298	$278

1.	BIP Fee-Bearing Capital as at March 31, 2023 is $33 billion (2022 - $38 billion).

Fee Revenues increased by $20 million or 7% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. Fees from our long-term private funds increased by $39 million, primarily due to capital raised for our fifth infrastructure flagship fund. Fee Revenues from our permanent capital vehicles and perpetual strategies decreased by $2 million, primarily due to a decrease in the average annual market capitalization of BIP, partially offset by capital deployed by BSIP. In addition, the prior year period benefitted from $30 million of one-time transaction and advisory fees.

D-2-33	32

Real Estate

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital for our Real Estate investment strategy as at March 31, 2023 and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023 and 2022.

We have provided additional detail, where referenced, to explain significant movements from the prior period.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$66,716	$69,473
Permanent capital vehicles and perpetual strategies	31,376	33,552

Total Fee-Bearing Capital	$98,092	$103,025

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$103,025	$82,282
Inflows	1,433	18,850
Outflows	(132)	(394)
Distributions	(2,046)	(4,556)
Market valuation	(1,833)	1,645
Other	(2,355)	5,198

Change	(4,933)	20,743

Balance, end of period	$98,092	$103,025

During the three months ended March 31, 2023, Fee-Bearing Capital decreased by $4.9 billion to $98.1 billion or 5%. Our long-term private funds decreased by $2.8 billion to $66.7 billion, primarily due to the change in the fee base of one of our flagship funds from committed capital to invested capital as a result of the end of the commitment period, as well as dispositions. Our permanent capital vehicles and perpetual strategies decreased by $2.2 billion to $31.4 billion, primarily due to a decrease in the market value of BPG.

During the year ended December 31, 2022, Fee-Bearing Capital increased by $20.7 billion, or 25%, to $103.0 billion. Our long-term private funds increased by $17.1 billion to $69.5 billion, primarily due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. Our

D-2-34	33

permanent capital vehicles and perpetual strategies increased by $3.6 billion to $33.6 billion, primarily due to capital deployed and an increase in market value for BPREP, partially offset by distributions.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$97	$85
Co-investment and other funds	82	50

	179	135
Permanent capital vehicles and perpetual strategies
BPG[1]	50	55
Co-investment and other funds	31	22

	81	77
Catch-up fees	1	2

Total management and advisory fees	261	214
Incentive distributions	—	—

Total Fee Revenues	$261	$214

1.	BPG Fee-Bearing Capital as at March 31, 2023 is $19 billion (2022 - $21 billion).

Fee Revenues increased by $47 million or 22% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. Our long-term private funds contributed $44 million to this increase primarily due to increased commitments throughout 2022 in our fourth flagship real estate fund as well as deployments and increases in fee-bearing capital within other fund strategies; these increases were partially offset by the end of the commitment period of our third flagship real estate fund and the disposition of investments within earlier vintages of our flagship real estate funds. Additionally, our permanent capital vehicles and perpetual strategies increased by $4 million due to deployments within perpetual fund strategies, partially offset by a decrease in the fee-bearing capital of BPG.

D-2-35	34

Private Equity

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at March 31, 2023 and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023, and 2022.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$32,046	$31,501
Permanent capital vehicles and perpetual strategies	7,426	7,816

Total Fee-Bearing Capital	$39,472	$39,317

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$39,317	$34,395
Inflows	1,477	9,135
Distributions	(105)	(810)
Market valuation	(291)	(2,534)
Other	(926)	(869)

Change	155	4,922

Balance, end of period	$39,472	$39,317

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $155 million or 0.4% to $39.5 billion. Our long-term private funds contributed an increase of $545 million. This was largely driven by capital raised for our sixth flagship private equity fund and capital raised and deployed in other strategies, partially offset by the expiration of the management fee period of a legacy flagship fund. This increase was partially offset by a $390 million decrease in our permanent capital vehicles and perpetual strategies due to a decrease in the average market capitalization of BBU.

During the year ended December 31, 2022, Fee-Bearing Capital increased by $4.9 billion or 14% to $39.3 billion. Our long-term private funds contributed an increase of $5.4 billion, largely driven by capital raised for our sixth flagship private equity fund and capital raised and deployed in other complementary strategies. This increase was partially offset by a $500 million decrease in our permanent capital vehicles due to a decrease in the market capitalization of BBU.

D-2-36	35

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$42	$25
Co-investment and other funds	48	45

	90	70
Perpetual strategies
BBU[1]	23	24
Co-investment and other funds	—	—

	23	24
Catch-up fees	3	—
Transaction and advisory fees	1	1

Total management and advisory fees	117	95
Performance fees	—	—

Total Fee Revenues	$117	$95

1.	BBU Fee-Bearing Capital as at March 31, 2023 is $7 billion (2022 - $8 billion).

Fee Revenues increased by $22 million or 23% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. This increase is primarily due to a $20 million increase in Fee Revenues from our long-term private funds, primarily attributable to the launch of our sixth flagship private equity fund.

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Credit and Other

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our credit and other investment strategy as at March 31, 2023, and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023, and 2022.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$50,234	$46,663
Perpetual strategies	25,507	23,902
Liquid strategies	73,120	71,851

Total Fee-Bearing Capital	$148,861	$142,416

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$142,416	$132,195
Inflows	9,350	45,887
Outflows	(4,614)	(21,648)
Distributions	(1,231)	(1,573)
Market valuation	2,285	(8,432)
Other	655	(4,013)

Change	6,445	10,221

Balance, end of period	$148,861	$142,416

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $6.4 billion or 5% to $148.9 billion, due to growth across all strategies. Our long-term private funds grew by $3.6 billion, driven by deployments within our 10th and 11th flagship opportunistic credit funds. Our perpetual strategies grew by $1.6 billion driven by capital deployments, as well as acquisitions within our insurance solutions business. Our liquid strategies grew by $1.3 billion as a result of new commitments and increase in market value, partially offset by redemptions.

D-2-38	37

During the year ended December 31, 2022, Fee-Bearing Capital increased by $10.2 billion or 8% to $142.4 billion, attributable mainly to a growth of $11 billion in perpetual strategies and $7.6 billion in long-term private funds. These benefited from capital deployment, in particular inflows resulting from our 11th flagship opportunistic credit fund. This was partially offset by a decrease of $8.4 billion in liquid strategies due to redemptions. Lower market valuations also adversely impacted liquid strategies.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds	$133	$120
Perpetual strategies	55	41
Liquid strategies[1]	62	71
Transaction and advisory fees	—	—

Total Fee Revenues	$250	$232

1.	Represents open-end funds within our credit strategies, and Oaktree’s investment in a fixed income manager, as well as in publicly listed securities.

Fee Revenues increased by $18 million or 8% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. The increase was predominately attributable to incremental fees earned from our long-term private funds as a result of capital deployed across private funds, primarily our 10th and 11th flagship opportunistic credit funds. In addition, fees from perpetual strategies increased by $14 million as a result of higher fee-bearing capital driven by valuation increases and capital deployed across these strategies. These increases were offset by a $9 million decrease in our liquid strategies due to redemptions.

Reconciliation of U.S. GAAP to Non-GAAP Measures

Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.

D-2-39	38

Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings

The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings for the periods presented for the Asset Management Business.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Net Income	$516	$723
Add or subtract the following:
Provision for taxes (a)	93	142
Depreciation, amortization and other(b)	4	3
Carried interest allocations(c)	(59)	1
Carried interest allocation compensation(c)	88	113
Other income and expenses(d)	22	(457)
Interest expense paid to related parties(d)	—	42
Interest and dividend revenue(d)	(43)	(67)
Other revenues(e)	(161)	(18)
Share of income from equity accounted investments(f)	(43)	(68)
Fee-Related Earnings of Oaktree at our share(f)	56	59
Compensation costs recovered from affiliates(g)	74	—
Fee Revenues from BSREP III & other(h)	—	19

Fee-Related Earnings	$547	$492

Cash taxes and other (i)	(3)	(26)
Equity-based compensation expense and other (j)	19	25

Distributable Earnings	$563	$491

(a)

This adjustment removes the impact of income tax provisions (benefit) on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.

(b)	This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.

(c)	These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are unrealized in nature.

(d)	These adjustments remove other income and expenses associated with non-cash fair value changes and remove interest and charges paid or received related to intercompany or related party loans.

(e)	This adjustment adds back other revenues earned that are non-cash in nature.

(f)	These adjustments remove our share of partly owned subsidiaries’ earnings, including items 1) to 5) above and include its share of partly owned subsidiaries’ Fee-Related Earnings.

(g)	This item adds back compensation costs that will be born by affiliates and are non-cash in nature.

(h)	This adjustment adds base management fees earned from funds that were historically eliminated upon consolidation.

(i)

Represents the impact of cash taxes paid by the business and other income associated with the Company’s portion of partly owned subsidiaries’ investment income, realized carried interest and other income and other items.

(j)	This adjustment adds back equity-based compensation.

D-2-40	39

Reconciliation of Revenues to Fee Revenues

The following presents our reconciliation of management fee revenues to Fee Revenues for the periods presented.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Total management fee revenues	$791	$671
Fee Revenues from Oaktree (a)	289	278
BSREP III Fees & other (b)	—	16

Fee Revenues	$1,080	$965

(a)	This adjustment adds Oaktree’s management fees.

(b)

This adjustment adds base management fees earned from BSREP III and other funds that are eliminated upon consolidation as prior to the Arrangement we consolidated both the entities which earned these base management fees and BSREP III in the combined financial statements. Subsequent to the Arrangement, we include the base management fees associated with BSREP III in Fee Revenues as we no longer consolidate BSREP III and therefore the related base management fees are no longer eliminated.

Liquidity and Capital Resources

Liquidity

The Manager undertakes limited activities, primarily receiving dividends from our asset management business as the primary source of income and, in turn, distributing to shareholders of the Manager in accordance with its dividend policy. The Manager employs a limited number of resources who provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is availed through a credit facility that is provided to the Manager by our asset management business.

Manager Credit Facility with the Asset Management Business

On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility in favor of the Manager for the amount of U.S. $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian dollar bankers’ acceptance rate (“CDOR”). As at March 30, 2023, the Manager has drawn $95 million from the credit facility.

Our Asset Management Business Liquidity

Our asset management business attempts to maintain sufficient liquidity at all times so that it is able to participate in opportunities as they arise, better withstand sudden adverse changes in economic circumstances, as well as maintain distributions to the Manager and the Corporation. Our primary sources of liquidity, which we refer to as core liquidity, consist of cash and financial assets, and a credit facility with the Corporation.

As at March 31, 2023, core liquidity for our asset management business was $3.3 billion, consisting of $3.2 billion of cash and financial assets, of which $2.9 billion was on deposit with the Corporation. Additionally the asset management business has a U.S.$300 million revolving credit facility established on November 8, 2022, with the Corporation as lender. The facility is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, while Canadian Dollar borrowings are subject to the Canadian Prime Rate or CDOR. This liquidity is readily available for use without any material tax consequences and can be deployed to support our asset management business in funding strategic transactions as well as seeding new investment products. As at March 30, 2023, the Asset Management Company has drawn $93 million from the credit facility.

D-2-41	40

The following table presents core liquidity of our asset management business:

AS AT March 31, and December 31 (MILLIONS)
	Manager Liquidity		Group Liquidity(a)
	2023	2022	2023	2022
Cash and financial assets	$3,180	$3,222	$25,533	$29,486
Undrawn committed credit facility	102	300	5,574	5,438

Core liquidity	3,282	3,522	31,107	34,924
Uncalled private fund commitments	—	—	79,065	87,364

Total liquidity	$3,282	$3,522	$110,172	$122,288

(a)

Group liquidity consists of: (1) core liquidity (cash, financial assets, and undrawn credit facilities) of the Company and the perpetual affiliates, and (2) uncalled private fund commitments, which are third-party commitments available for drawdown in the private funds of our asset management business.

Uncalled Fund Commitments

The following presents our Uncalled Fund Commitments as of March 31, 2023 of each year and December 31, 2022:

AS AT DECEMBER 31 (MILLIONS)	2023	2024	2025	2026	2027 +	Total 2023	Dec. 2022
Renewable power and transition	$—	$64	$129	$—	$15,402	$15,595	$14,835
Infrastructure	—	49	200	—	16,296	16,545	21,981
Private equity	66	—	560	—	9,839	10,465	11,003
Real estate	392	774	208	3,141	15,376	19,891	21,895
Credit and other	28	1,171	449	515	14,406	16,569	17,650

	$486	$2,058	$1,546	$3,656	$71,319	$79,065	$87,364

Approximately $37 billion of the Uncalled Fund Commitments are currently earning fees. The remainder will become fee-bearing once the capital is invested.

Capital Resources

Contractual Obligations

On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $1.9 billion of the total commitment as of March 31, 2023 (December 31, 2022 – $1.8 billion).

Clawback Obligations

Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 11 “Commitments and Contingencies” of the Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at March 31, 2023, and December 31, 2022 and for the three months ended March 31, 2023 and March 31, 2022.

Capital Requirements

Certain U.S. and non-U.S. entities of our asset management business are subject to various investment advisor and other financial regulatory rules and requirements that may include minimum net capital requirements.

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Off-Balance Sheet Arrangements

In the normal course of business the Company enters into contractual obligations which include commitments to provide guarantees. As at March 31, 2023 the total amount of these guarantees was $700 million.

Related Party Transactions

The Manager and our asset management business entered into a number of related party transactions with the Corporation. See Note 10 “Related Party Transactions” of the Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and March 31, 2022.

Summary of Significant Accounting Policies of the Manager

The Manager prepares consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the consolidated financial statements are presented fairly. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances). Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated and Combined Financial Statements of the Manager as at March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2022 and the three months ended March 31, 2022.

The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2.

Consolidation

The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to

D-2-43	42

direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at March 31, 2022, the Manager is not the primary beneficiary of any VIE.

All intercompany balances and transactions have been eliminated on consolidation.

Equity Method Investments

Investments in which the Manager is deemed to exert significant influence, but not control are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.

The carrying value of equity method investments is determined based on amounts invested by the company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager’s share of earnings from equity investments is included in the Share of income from equity investments in the Condensed Consolidated Statements of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager’s equity accounted investments.

Quantitative and Qualitative Risk Disclosures

The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business.

Market Risk

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and foreign currency risk. There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2022. Please refer to the year end MD&A included within the 20-F for further details.

D-2-44	43

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2023

D-2-45	44

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS, EXCEPT SHARE AMOUNTS)	2023	2022
Assets
Cash and cash equivalents	$12	$1
Due from affiliates (Note 7)	875	782
Other assets	41	—
Investments (Note 3)	2,374	2,378

Total assets	$3,302	$3,161

Liabilities
Accounts payable and accrued liabilities	$873	$781
Due to affiliates (Note 7)	100	3

Total liabilities	973	784

Commitments and contingencies (Note 8)
Equity
Common stock:
Class A (unlimited authorized and 412,428,007 issued and 392,409,501 outstanding)	2,411	2,410
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (20,018,506 shares)	(482)	(330)
Additional paid-in-capital	374	278
Retained earnings	17	19
Non-controlling interest	9	—

Total equity	2,329	2,377

Total liabilities and equity	$3,302	$3,161

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BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)	2023
Compensation and benefits recovery	$138

Expenses
Compensation and benefits	(84)
Unrealized carried interest compensation expense	(56)
Other operating expense	(2)

Total expense	(142)
Share of income from equity method investments	129

Net income and comprehensive income	$125

Net income per share of common stock
Basic	$0.31
Diluted	0.31

Weighted-average shares of common stock outstanding
Basic	392,592,450
Diluted	397,297,203

D-2-47	46

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.

AS AT (MILLIONS)	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained earnings	Non- controlling interest	Total equity
Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$—	$2,377
Net income	—	—	—	—	—	125	—	125
Share subscriptions	225,150	—	1	—	(1)	—	—	—
Purchase of treasury shares	(3,970,377)	—	—	(152)	—	—	—	(152)
Contributions	—	—	—	—	97	—	9	106
Distributions	—	—	—	—	—	(127)	—	(127)

Balance at March 31, 2023	392,409,501	21,280	$2,411	$(482)	$374	$17	$9	$2,329

D-2-48	47

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Operating activities
Net income	$125
Non-cash adjustments
Compensation and benefits recovery	(138)
Share of income from equity method investments	(129)
Compensation and benefits expense	70
Unrealized carried interest compensation expense	56
Working capital movements:
Due from affiliates	(93)
Due to affiliates	16
Accounts payable	92
Other non-cash operating items	2

1
Investing activities
Distributions received from equity method investments	132
Purchase of tracking option	(41)

91
Financing activities
Stock-based compensation prepayment from affiliates	103
Change in due to affiliates	95
Distributions paid to common stockholders	(127)
Purchase of treasury shares	(152)

(81)
Cash and cash equivalents
Change in cash and cash equivalents	11
Balance, beginning of period	1

Balance, end of period	$12

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION

Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC (“our asset management business” or the “Company”) is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

On December 9, 2022, Brookfield Corporation (the “Corporation”) completed the partial spin-off of Brookfield Asset Management ULC (the “Arrangement”). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis.

The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and are presented in U.S. Dollars. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for

D-2-50	49

interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements included in the Manager’s 20-F for the year ended December 31, 2022.

Use of Estimates

The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are prudent and reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at March 31, 2023, the Manager is not the primary beneficiary of any VIE.

All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Condensed Consolidated Statements of Comprehensive Income.

Equity Method Investments

Investments in which the Manager is deemed to exert significant influence, but not control are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.

The carrying value of equity method investments is determined based on amounts invested by the Company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager’s share of earnings from equity investments is included in the Share of income from equity method investments in the Condensed Consolidated Statement of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager’s equity accounted investments.

Other assets

Other assets include investments in options to acquire shares of the Company. The Manager has elected the measurement alternative for equity investments without readily determinable fair values to be measured at cost

D-2-51	50

minus impairment, if any. The carrying amount of these investments as of March 31, 2023 is $41 million. For the three months ended March 31, 2023, there has been no downward or upward adjustments made to the carrying amount of these investments due to impairment or observable price changes in orderly transactions for identical or similar investment of the same issuer.

Compensation and Benefits Recovery

Compensation and Benefits Recovery relates to the AMSA between the Manager and Brookfield Asset Management ULC and the Relationship Agreement between the Manager, Brookfield Asset Management ULC and the Corporation.

Under the perpetual AMSA, recoveries are recognized on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Income generated under the AMSA relating to these services is recognized as Compensation and Benefits Recovery in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Compensation and Benefits Recovery in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as the awards vest.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for refunding the difference to the Corporation or Brookfield Asset Management ULC.

Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Compensation and Benefits Recovery in the Condensed Consolidated Statement of Comprehensive Income when services are performed.

To the extent that Brookfield Asset Management ULC makes payments to the Manager under the AMSA for share-based awards before they vest, such prepayments are recognized by the Manager as deferred income included in Accounts payable and accrued liabilities, on the Condensed Consolidated Balance Sheet.

Compensation and Benefits

Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation cost relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period.

In the normal course of business, the Manager issues share-based compensation awards to employees of Brookfield Asset Management ULC. Such awards are accounted for as awards issued to employees of equity method investees under ASC 323 Investments – Equity Method and Joint Ventures. As the awards vest, the Manager recognizes the entire cost of the awards as an expense included in share of income from equity method investments, as no proportionate funding by the other investors occurs and the Manager does not receive any increase in its relative ownership percentage of the Brookfield Asset Management ULC. However, the cost associated with the investor’s ownership interest is recognized when the Manager recognizes its share of Brookfield Asset Management ULC’s earnings. Brookfield Asset Management ULC reimburses the Manager for such awards, which the Manager recognizes as an income included in share of income from equity method investments in the same period as the associated cost of issuing the awards. As such, this arrangement with Brookfield Asset Management ULC has no net impact on the Manager’s Condensed Consolidated Statement of

D-2-52	51

Comprehensive Income. To the extent that Brookfield Asset Management ULC reimburses the Manager for such awards before they vest, the Manager recognizes the advanced reimbursement in additional paid-in capital.

Refer to Note 5 for further details of the Manager’s share based compensation.

Carried Interest Compensation Expense

Carried interest is performance-based compensation associated with realized or unrealized carried interest earned on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable from Brookfield Asset Management ULC to the Manager and the Corporation under the terms of both the ASMA and the Relationship Agreement.

Related Parties

In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.

Dividends

Dividends are reflected in the Condensed Consolidated Financial Statements when declared.

Earnings per Share

The Manager uses the two class method to calculate basic and diluted net income per share. Undistributed earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Undistributed losses are not allocated to participating securities that do not have a contractual obligation to share in losses.

Diluted net income per share reflects the impact of dilutive instruments, which are generally determined using the treasury stock method. For potentially dilutive instruments that are also participating securities, the treasury stock method or the two-class method, whichever, produces the more diluted result, is used to determine diluted net income per share.

3.	INVESTMENTS

The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its 25% equity interest and its ability to appoint two directors on the VIE’s board.

The summarized financial information and results of the Company’s equity method investment in Brookfield Asset Management ULC as at March 31, 2023 and December 31, 2022, and for the three months ended March 31, 2023:

AS AT MARCH 31, AND DECEMBER 31 (MILLIONS)	2023	2022
Cash	$3,152	$3,545
Investments	6,976	6,877
Assets	13,973	14,087
Liabilities	2,448	2,670
Preferred shares redeemable non-controlling interest	1,864	1,811
Equity	$9,661	$9,606

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FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Revenues	$1,054
Expenses	(466)
Net income	516
Net (income) attributable to preferred share redeemable non-controlling interest	19
Net (income) attributable to non-controlling interest	(19)
Net income attributable to common stockholders	$516

As of March 31, 2023, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

For the three months ended March 31, 2023, the Manager’s share of net income from the Company was $129 million. The Manager received cash distributions from the Company of $132 million and as of March 31, 2023. The Manager had $17 million in its consolidated retained earnings that represents undistributed earnings of the Company.

4.	INCOME TAXES

The Manager does not currently carry a provision (benefit) for taxes.

As of March 31, 2023 and December 31, 2022, the Manager did not have any material unrecognized tax benefits related to uncertain tax positions and had no material temporary differences.

The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of March 31, 2023, no tax returns are subject to examination.

5.	SHARE-BASED COMPENSATION

The Manager and the Corporation have granted share-based compensation awards to certain employees and non-employee directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

For the three months ended March 31, 2023 the Manager granted 7.9 million stock options at a weighted average exercise price of $35.13. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the options granted was $41.3 million.

For the three months ended March 31, 2023 the Manager granted 4.8 million escrowed shares at a weighted average exercise price of $35.13. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the escrowed shares granted was $25.2 million.

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The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Expense arising from equity classified share-based payment transactions	$9
Expense arising from liability classified share-based payment transactions	22

$31

Management Share Option Plan

The Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three months ended March 31, 2023, the total expense incurred by the Manager with respect to MSOP totaled $2.8 million.

Escrowed Stock Plan

The Escrowed Stock Plan (“ES”) shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.

For the three months ended March 31, 2023, the total expense incurred with respect to the ES Plan totaled $4.5 million.

Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

Compensation expense recognized in the period was $1.3 million.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs and RSUs into cash upon retirement or cessation of employment.

The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted.

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Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. As these awards are liability classified, the amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the three months ended March 31, 2023, employee compensation expense totaled $22 million due to a change in the underlying share price.

6.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares and participating securities, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures.

Basic and diluted net income per share of common stock for the three months ended March 31, 2023 was calculated as follows:

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)	Class A	Class B
Numerator
Net income	$125	$—
Denominator
Weighted average of common stock outstanding - basic	392,592,450	21,280
Dilutive effect of conversion of options and escrowed shares using treasury stock method	4,704,753	—

Weighted average of common stock outstanding - diluted	397,297,203	21,280

Net Income per Share
Earnings per share - basic	$0.31	$0.31
Earnings per share - diluted	0.31	0.31

The following weighted average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded in the above computation of diluted net income per share attributable to common shareholders for the period presented due to their anti-dilutive effect:

FOR THE THREE MONTHS ENDED MARCH 31, 2023
Management stock options of the Manager issued and allocated	4,959,356
Escrow shares of the Manager issued and allocated	2,486,568
Restricted shares of the Manager issued and allocated	1,195,319

Total	8,641,243

7.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Manager enters into transactions with related parties by recovering or bearing the cost of certain employee compensation awards with the Corporation and Brookfield Asset Management ULC and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term capital requirements.

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Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. In the current year, under this arrangement the Manager has recognized $51 million in Compensation and Benefits Recovery. In addition the Manger recovered $5 million in Unrealized carried interest compensation expense from the asset management business.

As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with historical options and other awards, some of which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. In the current period, the Manager has recognized $82 million in Compensation and benefits recovery under this arrangement.

Under the TSA, Brookfield Asset Management ULC and the Corporation provide the Manager certain services to support day-to-day corporate activities. For services provided to the Manager, costs are recorded on a gross basis in the Condensed Consolidated Statement of Comprehensive Income. In the current period, the Manager has recognized $nil in the Condensed Consolidated Statement of Comprehensive Income under this arrangement.

In the current period, the Manager received from Brookfield Asset Management ULC prepayments under the AMSA for share-based compensation of $15 million, which represent deferred income and have been included in Accounts payable and accrued liabilities The Manager also received from Brookfield Asset Management ULC advanced reimbursements for Manager share-based awards issued to employees of Brookfield Asset Management ULC of $88 million, which has been recorded in additional paid-in capital.

The balances due from affiliates related to compensation costs are presented in Due from affiliates on the Condensed Consolidated Balance Sheet and the balances due to affiliates are presented in Due to Affiliates.

Due from affiliates and Due to affiliates consisted of the following:

AS AT MARCH 31, 2023 (MILLIONS)
Due from Affiliates
Receivables from related to share and cash-based compensation	$856
Other transactions with related parties	19

Due to Affiliates
Borrowings on short-term credit facility	$95
Other transactions with related parties	5

In addition, the Manager purchased options to acquire Brookfield Asset Management ULC’s shares for $41 million. These options track certain options issued under our Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as the tracked Manager options. As of March 31, 2023, the carrying amount of these options is $41 million, included in other assets on the Condensed Consolidated Balance Sheet.

8.	COMMITMENTS AND CONTINGENCIES

Litigation

The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

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9.	SUBSEQUENT EVENTS

On May 9, 2023, the Board of the Manager declared a quarterly dividend of $0.32 per share, payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023.

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2023

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS (UNAUDITED)

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS, EXCEPT SHARE AMOUNTS)	2023	2022
Assets
Cash and cash equivalents	$3,152	$3,545
Accounts receivable and other	564	429
Due from affiliates	2,157	2,121
Investments	6,976	6,877
Property, plant and equipment	67	68
Intangible assets	55	59
Goodwill	265	249
Deferred income tax assets	737	739

Total assets	$13,973	$14,087

Liabilities
Accounts payable and other	$1,815	$1,842
Due to affiliates	615	811
Deferred income tax liabilities	18	17

Total liabilities	2,448	2,670

Commitments and contingencies

Preferred shares redeemable non-controlling interest	1,864	1,811

Equity
Common equity (Common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,242	9,271
Retained earnings	72	84
Accumulated other comprehensive income	159	153
Additional paid-in capital	32	—
Non-controlling interest	156	98

Total equity	9,661	9,606

Total liabilities, redeemable non-controlling interest and equity	$13,973	$14,087

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Revenues
Management fee revenues
Base management and advisory fees	$791	$671

Total management fee revenues	791	671
Investment income
Carried interest allocations
Realized	31	47
Unrealized	28	(48)

Total investment income	59	(1)
Interest and dividend revenue	43	67
Other revenues, net	161	18

Total revenues	1,054	755

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(299)	(169)
Other operating expenses	(70)	(51)
General and administrative	(7)	(40)

Total compensation, operating, and general and administrative expenses	(376)	(260)
Carried interest compensation
Realized	—	(10)
Unrealized	(88)	(103)

Total carried interest compensation	(88)	(113)
Interest expense paid to related parties	(2)	(42)

Total expenses	(466)	(415)
Other income, net	(22)	457
Share of income from equity accounted investments	43	68

Income before taxes	609	865
Income tax expense	(93)	(142)

Net income	$516	$723

Net loss (income) attributable to redeemable non-controlling interest in consolidated funds	$—	$(375)
Net loss (income) attributable to preferred share redeemable non-controlling interest	19	—
Net loss (income) attributable to non-controlling interest	(19)	—

Net income attributable to common stockholders	$516	$348

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Net income	$516	$723
Currency translation, net of tax impact	6	—

Comprehensive income	522	723
Comprehensive loss (income) attributable to redeemable non-controlling interest in consolidated funds	—	(375)

Comprehensive income attributable to common stockholders	$522	$348

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS)	Common equity
	Common shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total common equity	Non- controlling interest	Total equity
Balance at December 31, 2022	$9,271	$—	$84	$153	$9,508	$98	$9,606
Net income	—	—	516	—	516	19	535
Currency translation	—	—	—	6	6	—	6
Contributions	—	32	—	—	32	10	42
Distributions	—	—	(528)	—	(528)	—	(528)
Transfer of interest	(29)	—	—	—	(29)	29	—

Balance at March 31, 2023	$9,242	$32	$72	$159	$9,505	$156	$9,661

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Operating activities
Net income	$516	$723
Other income, net	22	(457)
Other revenue	(161)	—
Share of (income) loss from investments accounted for under the equity method	(3)	(34)
Depreciation and amortization	4	3
Deferred income taxes	57	80
Stock based equity awards	94	135
Stock based equity awards recovery	(74)	—
Unrealized carried interest allocation, net	60	171
Net change in working capital balances	(553)	(409)
Other non-cash operating items	(3)	(611)

	(41)	(399)

Investing activities
Acquisitions
Property, plant and equipment	(1)	(17)
Equity accounted investments	(4)	(5)
Dispositions of investments and other	—	284

	(5)	262
Financing activities
Corporate borrowings	—	(105)
Issuance of related party loans	235	255
Repayment of related party loans	—	(72)
Advances provided to related parties	(95)	—
Contributions from parent	—	355
Distributions to stockholders	(528)	(207)
Issuance of tracking option	41	—
Distributions to redeemable non-controlling interest	—	(4)

	(347)	222
Cash and cash equivalents
Change in cash and cash equivalents	(393)	85
Effect of exchange rate changes on cash and cash equivalents	—	(1)
Balance, beginning of period	3,545	2,494

Balance, end of period	$3,152	$2,578

Supplemental cash flow disclosures
Net change in working capital balances
Accounts receivable and other	$(135)	$(55)
Accounts payable and other	(27)	17
Due from affiliates	(364)	(529)
Due to affiliates	(27)	158
Income taxes paid	81	60
Interest paid	$2	$42

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BROOKFIELD ASSET MANAGEMENT ULC

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION

On May 12, 2022, Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation’s historical asset management business into the newly incorporated Brookfield Asset Management ULC (“our asset management business”). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”). These Condensed Consolidated and Combined Financial Statements represent the activities, assets and liabilities of the Corporation’s historical asset management business using a legal entity approach.

References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC’s asset management business focuses on renewable power and transition, infrastructure, private equity, real estate and credit, operating in various markets globally.

The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

We describe in these footnotes the business held by us after the Arrangement as if it were a standalone business for all historical periods described. However, we were not a standalone separate entity with independently conducted operations prior to the completion of the Arrangement.

The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenues, net accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation provides, on a transitional basis, certain services to the Company to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues, net accounting policy in Note 2.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated and Combined Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.The Condensed Consolidated and Combined Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated and Combined Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated and Combined Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

These Condensed Consolidated and Combined Financial Statements should be read in conjunction with the audited consolidated financial statements included in the Managers 20-F for the year ended December 31, 2022. The financial statements for periods prior to and through the date of the Arrangement were prepared on a combined standalone basis and were derived from the Condensed Consolidated and Combined Financial Statements and accounting records of the Corporation. The financial statements for the period from December 9, 2022 through December 31, 2022, and for the year ended December 31, 2022 are consolidated financial statements of the Company and its subsidiaries, each of which is wholly owned, and is based on the financial position and results of operations of the Company as a standalone company.

Use of Estimates

The preparation of the Condensed Consolidated and Combined Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated and Combined Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated and Combined Financial Statements are prudent and reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion upon certain events. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the Company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at March 31, 2023, the Company is not the primary beneficiary of any VIEs.

All intercompany balances and transactions have been eliminated on consolidation.

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Redeemable preferred shares non-controlling interest

Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“Tracking Shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiary. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Condensed Consolidated and Combined Balance Sheet, outside of permanent equity.

The first series of tracking shares issued by Brookfield US Holdings Inc. (“BUSHI”), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of tracking shares has a redemption clause whereby the issuer may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. The Company issued 100 shares with a carrying value equal to redemption value of $1.9 billion.

The second series of tracking shares issued by Brookfield Manager Holdings Ltd. (“BMHL”) provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of tracking shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period. The Company issued 100 shares with a carrying value and redemption value equal to $nil.

Non-controlling interest of consolidated subsidiaries

Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss.

Revenue Recognition

Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.

Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.

Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.

The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a

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fund-by-fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investors in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.

Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies.These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Condensed Consolidated and Combined Balance Sheet.

Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.

Incentive distributions paid to us by our permanent capital vehicles, are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.

Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Condensed Consolidated and Combined Balance Sheets as of the reporting date.

Performance fees — Performance fees are generated when the Company exceeds predetermined investment returns within Brookfield Business Partners L.P. (“BBU”) and on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.

Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.

Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Condensed Consolidated and Combined Statements of Operations as unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the

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accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Condensed Consolidated and Combined Balance Sheet.

Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these Condensed Consolidated and Combined Financial Statements.

Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.

Interest and dividend revenue — Interest and dividend revenue comprises primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.

Other Revenues, net

Other Revenues, net relates to the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company and the Corporation.

Under the perpetual AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other Revenues, net in the Condensed Consolidated and Combined Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other Revenues, net in the Condensed Consolidated and Combined Statement of Comprehensive Income on a gross basis as the instruments vest.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.

Fair Value of Financial Instruments

U.S GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

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Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

•

Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

•

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

•

Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Level II Valuation Techniques

Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.

The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:

•

Equity Securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.

Level III Valuation Techniques

In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing to observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.

Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms, and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.

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Investments

Investments include (i) investments held by funds which the Company controls and consolidates and (ii) the Company’s ownership interests (typically general partner interests) in nonconsolidated funds which are accounted for as equity method investments.

(i) Investments at fair value under Consolidated Funds

Investments held in consolidated funds are measured at fair value as disclosed in Note 3. Upon the sale of an investment, the realized net gain or loss is computed using the weighted average cost on a first in, first out basis. Securities transactions are recorded on the trade date.

(ii) Company’s ownership interests in funds accounted for as equity method investments

Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate. Therefore, its investments in such Brookfield funds, which include both a proportionate and disproportionate allocation of the profits and losses, are accounted for under the equity method.

In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Condensed Consolidated and Combined Statements of Operations.

Refer to Note 3 for details in relation to equity accounted investments.

Compensation, benefits and fund operating expenses — Compensation and carried interest compensation

Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation cost relating to the issuance of equity-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares are classified as liabilities and are remeasured at the end of each reporting period.

Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation’s stock-based compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.

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In addition, as may be agreed with the Company from time to time, the Manager may award options or other long-term incentive awards to employees of the Company who will compensate the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Condensed Consolidated and Combined Statements of Operations as the instruments vest.

Refer to Note 8 for further details of the Company’s share-based compensation.

Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.

Other Income (Expense)

Other income (expense) in the Condensed Consolidated and Combined Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares in addition to investments in its sponsored funds.

Income Taxes

The Company is a unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.

Prior to the Arrangement, the Company’s domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company’s standalone Condensed Consolidated and Combined Financial Statements in a manner that is systematic, rational and consistent with the asset and liability method.

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.

The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Condensed Consolidated and Combined Statements of Operations.

Related Parties

In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.

The Company has certain loans and receivables within Due from Affiliates (Note 10) which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.

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In addition to the Relationship Agreement and AMSA, the Corporation, the Manager and the Company have entered into the TSA pursuant to which (i) the Company agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services related to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Company to facilitate the orderly transition of the asset management business (the services, collectively, being “Transitional Services”). The Transitional Services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.

In the normal course of business, the Manager issues its equity-based compensation awards to the Company’s employees. The Company accounts for such transactions in accordance with ASC 505 Equity, and recognizes the entire cost of the awards, as they vest, as compensation expense and a corresponding increase in additional paid-in capital. As the Company reimburses the Manager for the cost of these awards, the reimbursement is recognized as a decrease in additional paid-in capital. As such, this arrangement with the Manager has a net impact on the Company’s condensed consolidated financial statements as if the Company had paid for the employee compensation in cash. To the extent that the Company reimburses the Manager before the associated awards vest, the Company recognizes the prepayment in Due from Affiliates.

See Note 10 for further detail on the related party transactions.

Dividends

Dividends are reflected in the Condensed Consolidated and Combined Financial Statements when declared.

3.	INVESTMENTS

(UNAUDITED) AS AT MARCH 31 AND DECEMBER 31 (MILLIONS)	2023	2022
Common shares (a)	$74	$75
Investments in affiliates (b)	1,348	1,309
Accrued carried interest - mature funds (c)	1,145	1,163
Accrued carried interest - new funds (c)	174	108
Equity accounted investments (d)
Equity interest in Oaktree	3,955	3,940
Equity interest in other affiliates	280	282

	$6,976	$6,877

Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.

(a)

As at March 31, 2023, common share investments were $74 million. Common shares primarily represents investments of $64 million investment in Brookfield Renewable Energy L.P. (2022 - $64 million). Common share investments are carried at fair value with changes in fair value recorded on the Condensed Consolidated and Combined Statements of Operations in Other income (expenses), net.

(b)

As at March 31, 2023, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.2 billion (2022 - $1.2 billion) which is accounted for as a financial asset measured at its net asset value (“NAV”) in accordance with ASC 321, Investments - Equity Securities.

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(c)

Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, regardless of whether such amounts have been realized.

The change in the Company’s accrued carried interest for mature funds during the three months ended March 31, 2023 is as follows:

(UNAUDITED) AS AT MARCH 31 (MILLIONS)	2023
Balance, beginning of period	$1,163
Changes in fund fair values	13
Realized carried interest	(31)

Balance, end of period	$1,145

The change in the Company’s accrued carried interest for new funds during the three months ended March 31, 2023 is as follows:

(UNAUDITED) AS AT MARCH 31 (MILLIONS)	2023
Balance, beginning of period	$108
Changes in fund fair values	66
Realized carried interest	—

Balance, end of period	$174

(d)

The Company’s equity method investments include a 64% (2022 - 64%) economic interest in Oaktree acquired on September 30, 2019, a 49.9% (2022 – 49.9%) economic interest in LCM Partner Group transferred into the Company on spin-off, a 35% economic interest in Primary Wave acquired on October 3, 2022, and a number of general partner investments in our private funds. The Company has significant influence, but not control, over the operating and financial policies of these equity method investees’ by virtue of having the ability to appoint members of these investee’s governing bodies. Despite a 64% economic interest, the Company does not control Oaktree due to less than 50% of board representation and other contractual agreements that prevent the Company from having a controlling financial interest.

The Company recognized in Share of income from equity accounted investments in its Condensed Consolidated and Combined Statement of Operations its share of earnings or losses from all of its equity method investments of $43 million and $68 million for the three months ended March 31, 2023 and March 31, 2022 respectively.

The summarized financial information of all of the Company’s equity method investments for the three months ended March 31, 2023 is as follows:

(UNAUDITED) FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Revenues	$701	$1,644
Expense	(829)	(406)
Net income	(128)	1,238
Net income attributable to non-controlling interest	$11	$(186)

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4.	VARIABLE INTEREST ENTITIES

The Company holds variable interest in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company’s investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company’s maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company’s capital interest and any unrealized carried interest. For the three months ended March 31, 2023 and 2022 the Company did not provide any amounts to unconsolidated VIEs other than its obligated commitments.

The assets and liabilities recognized in the Company’s Condensed Consolidated and Combined Balance Sheet related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

(UNAUDITED) AS AT MARCH 31 AND DECEMBER 31 (MILLIONS)	2023	2022
Investments	$21	$18
Due from affiliates	45	22

VIE related assets	66	40

Maximum exposure to loss	$66	$40

5.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the consolidated and combined financial statements: Accounts receivable and other (except as otherwise indicated below), Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, Accrued carried interest, and Redeemable non-controlling interest.

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The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at March 31, 2023 and December 31, 2022:

AS AT MARCH 31, 2023 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$3,152	$—	$—	$3,152
Accounts receivable and other	—	—	38	38
Common shares	—	—	74	74

Total assets	$3,152	$—	$112	$3,264

Liabilities
Accounts payable and other	$—	$—	$193	$193

Total liabilities	$—	$—	$193	$193

AS AT DECEMBER 31, 2022 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$3,545	$—	$—	$3,545
Accounts receivable and other	—	—	52	52
Common shares	—	—	75	75

Total assets	$3,545	$—	$127	$3,672

Liabilities
Accounts payable and other	$—	$—	$190	$190

Total liabilities	$—	$—	$190	$190

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The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities recurringly measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of March 31, 2023 and December 31, 2022:

AS AT MARCH 31, 2023	Fair Value	Valuation techniques	Unobservable inputs	Ranges	Weighted- average (a)	Impact to valuation from an increase in input
Common shares	$74	See note (b)	N/A	N/A	N/A	N/A
Accounts receivable and other	38	See note (d)	N/A	N/A	N/A	N/A
Accounts payable and other	193	See note (c)	N/A	N/A	N/A	N/A

AS AT DECEMBER 31, 2022	Fair value	Valuation techniques	Unobservable inputs	Ranges	Weighted- average (a)	Impact to valuation from an increase in input
Common shares	$75	See note (b)	N/A	N/A	N/A	N/A
Accounts payable and other	190	See note (c)	N/A	N/A	N/A	N/A

(a) Unobservable inputs were weighted based on the fair value of the investments included in the range.

(b) Common shares as at March 31, 2023 relate to the Company’s $64 million (2022- $64 million) investment in Brookfield Renewable Energy L.P. which are being recorded at fair value on the Condensed Consolidated and Combined Balance Sheet.

(c) Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by the Company to acquire other shares of Oaktree and Primary Wave held by investors of the investee using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of these instruments is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

(d) Accounts receivable and other recorded at fair value and categorized in Level III relate to a call option held by shareholders of Primary Wave that are not related to the Corporation or the Company to sell their shares using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

During the three months ended March 31, 2023, there have been no changes in valuation techniques within Level II and Level III that have had a material impact on the valuation of financial instruments.

The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value and does not include gains or losses that were reported in Level III in prior years or for instruments that were transferred out of Level III prior to the end of the respective reporting period. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other income (expense) in the Condensed Consolidated and Combined Statements of Operations.

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AS AT MARCH 31, 2023 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other
Balance, beginning of period	$75	$52	$190
Net purchases (redemptions)	(1)	—	—
Gains (losses) included in earnings	—	(14)	3

Balance, end of period	$74	$38	$193

AS AT DECEMBER 31, 2022 (MILLIONS)	Common shares	Accounts receivable and other	Investment in affiliates	Preferred shares	Loans to related parties	Borrowings from parties	Accounts payable and other
Balance, beginning of period	$562	$—	$6,204	$1,557	$545	$4,102	$69
Net purchases (redemptions)	(487)	52	(7,122)	(1,557)	(540)	(4,102)	121
Gains (losses) included in earnings	—	—	918	—	(5)	—	—

Balance, end of period	$75	$52	$—	$—	$—	$—	$190

6.	REVENUE

The Company focuses on a number of investment strategies, specifically renewable power and transition, infrastructure, private equity, real estate and credit and other, operating in various markets including the United States, Canada, and the rest of the world.

The following table sets out revenue disaggregated by segment.

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total
Management and advisory fees, net	$119	$207	$63	$206	$102	$697
Incentive distributions	28	66	—	—	—	94

	$147	$273	$63	$206	$102	$791

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (MILLIONS)	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total
Management and advisory fees, net	$117	$197	$43	$170	$60	$587
Incentive distributions	24	60	—	—	—	84

	$141	$257	$43	$170	$60	$671

7.	INCOME TAXES

The Company’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended March 31, 2023, and 2022.

As at March 31, 2023, the company has Canadian non-capital loss carryforwards of $nil (December 31, 2022 – $89 million), and foreign net operating loss carryforwards of approximately $5 billion (December 31, 2022 – $5 billion) that expire after 2026.

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As of March 31, 2023, the company has accumulated undistributed earnings generated by certain foreign subsidiaries, which it intends to indefinitely reinvest and have not recorded any deferred taxes with respect to outside tax basis difference on these subsidiaries.

As of March 31, 2023 and December 31, 2022, the company did not have any material unrecognized tax benefits related to uncertain tax positions.

The company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of March 31, 2023, the company’s Canadian income tax returns for the years 2018 through 2022 are open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2021 are currently subject to examination.

8.	SHARE-BASED COMPENSATION

The Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

The expense recognized for share-based compensation is summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Expenses arising from equity-settled share-based payment transactions	$22	$33
Expense (recovery) arising from cash-settled share-based payment transactions	65	(49)

	$87	$(16)

The share-based payment plans are described below.

Management Share Option Plan

Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three months ended March 31, 2023, the total expense incurred with respect to MSOP totaled $7 million.

Escrowed Stock Plan

Under the Escrowed Stock Plan (“ES”) Plans, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares of the Manager and the Corporation. The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private Escrow companies will be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued.

For the three months ended March 31, 2023, the total expense incurred with respect to the ES Plan totaled $4 million.

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Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

Compensation expense for the three months ended March 31, 2023 is $11 million.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.

The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. The fair value of the vested DSUs and RSUs as at March 31, 2023 was $228 million.

Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs and RSUs. The new grant of DSUs as part of the make-whole arrangement is considered a modification under ASC 718, Compensation - Stock Compensation. The amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the three months ended March 31, 2023, employee compensation recovery totaled $65 million.

9.	PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST

In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporation’s holdings in BUSHI’s and BMHL’s common shares.

The preferred shares are denoted as a form of preferred shares, which we also refer to as tracking shares and represents a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly dividends when declared by BUSHI and BMHL. The BUSHI preferred shares are redeemable at the option of the issuer after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interest.

The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI preferred shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL preferred shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected.

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The movement in the carrying value of the preferred shares redeemable non-controlling interest is as follows:

(UNAUDITED) AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023
Balance at the beginning of the period	$1,811
Issuance of preferred shares	—
Change in redemption price of preferred shares and other	53

Balance at the end of the period	$1,864

10.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities. During the three months ended March 31, 2023, the Company recorded $850 million of revenues derived from related party transactions on its Consolidated and Combined Statement of Operations (2022 – $670 million).

In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from equity compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Condensed Consolidated and Combined Balance Sheets.

Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Consolidated and Combined Statements of Operations. In the current period, under this arrangement, the Company has recognized $53 million in the Consolidated and Combined Statements of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to the Company employees.

As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with the options and other awards for certain employees, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenue in the Consolidated and Combined Statement of Operations on a gross basis as the instruments vest. In the current period, the Manager has recognized $149 million in the Condensed Consolidated and Combined Statement of Comprehensive Income under this arrangement.

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Due from affiliates and due to affiliates consisted of the following:

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Due from Affiliates
Loans to affiliates	$1,287	$1,317
Receivables from affiliates related to share and cash-based compensation	775	801
Loans to related parties	95	3

	$2,157	$2,121

Due to Affiliates
Operating payables due to related parties	$480	$786
Payables to affiliates related to share and cash-based compensation to carried interest	42	25
Borrowings from related parties	93	—

	$615	$811

Due from affiliates

Due from affiliates of $2.2 billion (2022 - $2.1 billion) consists of $1.3 billion (2022 - $1.3 billion) of loans to affiliates which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of L-375 bps or a fixed interest rate of 0.14%. The prior period non-operating loans to related parties are unsecured with floating rates of L-375bps or fixed interest rates ranging from 2.5% – 6.5%. Maturities on loans to related parties range from 2023 to 2057. The loans were generally issued to finance acquisitions and fund commitments.

During the three months ended March 31, 2023, the Company paid the Manger $88 million as a prepayment for equity based compensation granted to the Company’s employees which has been recognized by the Company as a prepayment for compensation expense in Due from affiliates. In addition the Company also made a $15 million prepayment to the Manger under the AMSA for equity based compensation, which has been recognized in Due from Affiliates. Additionally, the Company issued to the Manager options to acquire the Company’s shares, which are accounted for as the Company’s equity in Additional Paid-In Capital at their fair value on issuance date of $41 million. These options are options that track to certain Manager stock options issued under its Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as these awards.

Due to affiliates

Due to affiliates of $615 million (2022 - $811 million) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable and borrowings from the Manager under the line of credit.

11.	COMMITMENTS AND CONTINGENCIES

Commitments

On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $1.9 billion of the total commitment as of March 31, 2023 (December 31, 2022 – $1.8 billion).

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In the normal course of business the Company enters into contractual obligations which include commitments to provide guarantees. As at March 31, 2023 the total amount of these guarantees was $700 million.

Contingencies

Litigation

The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

12.	SUBSEQUENT EVENTS

On March 6, 2023, Oaktree called their put option and as a result, the Company, in conjunction with the Corporation, acquired an additional 4% interest in Oaktree Capital Group Holdings, L.P. in exchange for $173.5 million of cash contributed by the Company, and $270.5 million of cash contributed by the Corporation for total cash consideration of $444 million. This increased the Company’s ownership interest from 64.4% to 68.2%. The transaction settled on April 7, 2023.

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Annex D-3

Brookfield 2023 Q2 INTERIM REPORT Brookfield Asset Management Ltd.

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D-3-2

LETTER TO SHAREHOLDERS

Overview

Results were strong. We generated Fee-Related Earnings (FRE) of $548 million and Distributable Earnings (DE) of $527 million for the second quarter. This brings both our FRE and DE over the last twelve months to $2.2 billion, representing growth of 16% and 14%[1], respectively and highlights the stable and predictable nature of our business. This stability is driven in large part by fee-bearing capital that is 85% attributable to long-term or perpetual funding sources.

We have been one of the most active alternative asset managers year-to-date, leaning into our established investing approach and competitive advantages to put meaningful capital to work and monetize assets for our clients. We committed to $50 billion worth of investments, monetized $15 billion of assets, and grew to $850 billion of assets under management.

The current market environment is an attractive one in which to transact, particularly for those with access to capital and financing, and we are currently fundraising for several of our flagship opportunistic strategies, which should prove to be excellent fund vintages. We expect an acceleration in fundraising in the second half of the year as we progress our efforts on the recently launched funds.

This Will Be a Record Year for Fundraising

Investors have become increasingly selective in establishing partnerships with asset managers who can bring them scale funds, co-investments, and deals across asset classes and market conditions. We stand to benefit from this trend because of our size, global operating capabilities, and diversity of investment mandates.

We continue to see increasing demand from investors for real assets across infrastructure, renewables and transition, private equity, opportunistic real estate, and private credit—all areas in which our franchise is strongly positioned. We raised $37 billion of private capital year-to-date and expect our fundraising to accelerate into the second half of the year, with first closes scheduled for two of our flagship funds as well as additional closes for our remaining three flagships and several complementary funds. With these fundraising efforts we expect to reach our target of close to $100 billion of private capital inflows, and when combined with the $50 billion of insurance capital inflows, we are on track to raise a record $150 billion of capital this year.

The most significant fundraising updates to share with you are:

Infrastructure—Fundraising for our infrastructure business continues to be very strong, with longstanding investors continuing to increase their capital commitments with us and new investors making new ones.

The fifth vintage of our flagship infrastructure fund has now raised $27 billion of capital. We still have some fundraising to go before the final close later this year, but irrespective, this is the largest infrastructure draw-down fund ever raised. The third vintage of our infrastructure debt fund has also received strong support from investors. Relative to a prior vintage of $2.7 billion, this fund has now closed on over $4 billion, surpassing our initial target, and we expect a final close of over $5 billion later this year.

In aggregate, we expect to raise over $35 billion of private capital across the current vintages of our four infrastructure funds—and with capital scarce in the market, we believe the opportunity set for these vintages to be robust.

Renewable Power and Transition—Allocations of capital into energy transition are increasing and becoming more established in the mandates of institutional investors around the world. This is a stark contrast to only a few years ago when we started raising capital for Brookfield Global Transition Fund I (BGTF I) and the concept of transition investing was just being introduced. In that environment, we raised the largest first-time committed capital private fund ever and established ourselves as one of the leading transition investors, allowing us to build out a platform and track record with little competition and set ourselves up for future fundraising success.

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Fundraising for the second vintage of our flagship transition fund is off to a strong start. While we are still early in the process, we expect strong re-ups and are broadening our reach to a larger group of clients, as investing in the energy transition is now much more accepted in the market. We are also benefiting from the successful deployment track record of BGTF I, giving us confidence that this vintage will be larger than the first.

Credit—In private credit, our marquee Oaktree brand is well placed to benefit from the market uncertainty, scarcity of capital, rising rates and forced selling. The twelfth vintage of our opportunistic credit fund, along with our newly launched private lending strategy, have raised $7 billion of capital to date, and we expect to raise an additional $20 billion in the next 6-12 months. Pullback by traditional lenders is also opening the window for deploying more capital at strong risk-adjusted returns.

Real Estate—We recently launched fundraising for the fifth vintage of our opportunistic real estate fund and expect a first close later this year. Historically, many of the substantial gains in real estate were made during periods of capital scarcity, so we are confident that investors will look to deploy meaningful amounts of capital to opportunistic real estate strategies in order to take advantage of the stress in the market, which is our sweet spot. As the funding markets turn, we expect to be a beneficiary.

Private Wealth—Our private wealth business (Brookfield Oaktree Wealth Solutions) continues to gain strength as we package and design investment products for distribution into this channel. Over the past two years, we have meaningfully expanded our footprint in wealth channels globally, and today have a nearly 150-person dedicated client-focused team across 10 countries. Demand for our investment capabilities has grown as clients seek increased exposure to alternative assets. Our capabilities in real estate, infrastructure, renewable power & transition, private equity, and credit are resonating with wealth investors across all regions.

As an example, we recently announced an agreement with Fidelity Investments Canada to manage a newly formed portfolio of high-quality Canadian real estate assets on behalf of Fidelity private wealth clients. Similarly, our open-ended private infrastructure offering continues to receive strong support from investors. We launched the fund in February with a select group of distribution partners outside North America and have raised in excess of $1.3 billion to date. Later this year we will launch in additional jurisdictions and expect a further acceleration of growth. Additionally, year-to-date we have raised nearly $3 billion in various Oaktree strategies in the private wealth channel.

Secondary and Structured Capital Solutions—Allocations of capital into flexible, partnership and solutions-oriented mandates continue to increase and gain prominence in the market. Over the past several years we have focused on building this business across different sectors. Our Special Investment business, which focuses on the private equity and real assets sectors, is an excellent example of this. As an expansion of this line of business, we have recently entered into a joint venture with Sequoia Heritage, with whom we have a long-standing relationship, to set up a new, independent asset management business focused on secondary and structured capital solutions in the technology and venture capital space.

This new business is called Pinegrove Capital, and it focuses on providing dedicated, scalable, and customized product strategies for sponsors and investors in the venture capital and technology sector. Pinegrove will raise an inaugural fund in the first half of 2024. To support this effort, Brookfield Asset Management and Sequoia Heritage will collectively invest $500 million as anchor investors and provide other support as needed to ensure Pinegrove’s success as an independent business that is able to leverage Sequoia Heritage’s considerable expertise in the venture capital and technology sector, and Brookfield’s considerable expertise in secondaries and structured investments.

Size and Scale Matter

Liquidity in the bank market is improving, equity markets have been on a strong, although not broad, run and credit spreads for high-quality borrowers have compressed back to early-2022 levels. These early signs of improvement are encouraging and should be supportive for our business. That being said, credit conditions remain relatively tight, which continues to benefit those with strong balance sheets, high-quality assets, and long-standing relationships, such as us.

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During the period of stress in the capital markets in the first half of the year, we strategically invested significant capital, while many investors disappeared from the market due to either lack of confidence, lack of equity, or an inability to secure debt. Year-to-date, we signed agreements to acquire companies and assets valued at more than $50 billion across our core geographies and asset classes, making us one of the most active alternative investment managers globally this year.

Investments	Value	Monetizations	Value
Power Transformation Platform	$13B	North American Midstream	$5B
Global Container Network	$13B	Asia Pacific Telecom	$4B
Global Data Center Portfolio	$11B	India Property Portfolio	$1B
US Renewable Power	$3B	US Hospitality	$1B
European Payments Platform	$3B	Indian Toll Roads	$1B
Other Transactions	$8B	Other Dispositions	$3B
TOTAL	$51B	TOTAL	$15B

Each one of these acquisitions is different, but they all have one or more of the following in common: they are large in size, limiting competition; they are diverse in nature, enabling us to leverage our global reach; or they required significant operational enhancements to generate value, which is where our 200,000 operating team members come in. While none of the above guarantees investment performance, we have found that relentlessly focusing on these factors increases our odds of success.

Our ability to successfully deploy capital in this environment stems from several competitive advantages:

•	We have access to global scale equity capital from a broad range of sources, including our publicly listed affiliates and private funds across diverse geographies and institutional types.

•

The assets we focus on are in favor. They have a unique combination of characteristics that deliver principal safety in uncertain times, inflation-protected cash flows, and the ability for long-term capital appreciation. As a result, clients are looking to increase exposure to these assets and lenders are willing to continue to provide capital backed by these assets.

•

As one of the largest asset managers in the world, we have built a longstanding reputation for prudently funding our businesses to ensure success across all market environments and, as such, have built strong relationships with the largest banks and lending institutions around the world, ensuring that we have continued access to capital at scale throughout market cycles.

We also benefit from ±$140 billion of permanent capital on the balance sheet of our parent Brookfield Corporation (BN), which has: no restrictions, no time limits, and no geographic constraints; $50 billion of permanent equity capital of our three listed affiliates; and a large global fundraising organization that raises significant amounts of capital in our private funds annually.

These capital sources are large—but more importantly are very flexible, which allow us to do things differently than most. Our numerous sources of capital enable us to offer permanent capital, structured investments, and traditional private equity-type capital across the risk-reward spectrum to facilitate a transaction. Our goal is to continue establishing ourselves as the go-to firm when a seller of assets looks to transact with size and flexibility. This is very powerful.

Equally important to this strong level of investment is the robust monetization activity we have achieved over the last several months. This again reinforces the ability for us to sell at strong values across market cycles and the increasing demand and strong appetite for high-quality businesses that have been de-risked and simplified through the execution of our business plans.

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We Will Triple Our Insurance Assets Under Management

While we have been very active on the deal front sourcing attractive risk-adjusted opportunities for our clients, we have also been exploring prospects for strategic acquisitions to further expand our platform. This includes opportunities that would complement either our asset management businesses or Brookfield’s insurance platform, Brookfield Reinsurance (BNRE). BNRE recently announced an agreement to acquire American Equity Investment Life Holding Company (AEL) in a public-to-private transaction that will significantly expand Brookfield’s insurance strategy. AEL is a large-scale, independent annuity writer in the United States. While Brookfield Asset Management (BAM) is not investing its own capital in the transaction, the asset management business will benefit significantly from this acquisition, underscoring the rationale for our spin-off and highlighting the advantages of its place within the Brookfield ecosystem.

Once closed, BAM is expected to become the investment manager for $50 billion of AEL’s capital, effectively tripling our insurance fee-bearing capital. The transaction increases BAM’s stable fee-related earnings from managing this insurance capital by approximately $125 million annually. In addition, we target allocating approximately 40% of our insurance capital into our private funds, which will generate additional fee revenues consistent with our market fee structures.

As an added benefit to the asset manager, by virtue of its structure, this transaction will increase the public float of BAM by nearly 10% without causing any dilution to BAM shareholders. BNRE will pay for a portion of the consideration for AEL using approximately 30 million shares of BAM, valued at $1 billion, that are currently owned by Brookfield Corporation (BN). BN’s ownership in BAM is currently 75%, and this transaction will reduce its stake by approximately 2%, thereby increasing the public float. The transaction is expected to close by the end of the year or shortly thereafter, subject to regulatory and shareholder approval.

Today, we manage $27 billion of insurance capital, and BNRE’s stated goal is to grow its insurance float to $225 billion by June 2027. With a significant portion of that capital slated for allocation into private credit funds, we see meaningful potential to materially grow and develop our private credit business. Combined with capital raising from clients, we foresee a path to taking our private credit business to $500 billion in the next five to ten years.

The Best Real Estate Opportunities Since 2009 Are Coming

Since we began investing for clients in the early 2000’s, we have acquired nearly $100 billion of properties across cycles and in nearly every real estate sector and strategy, generating an overall average of over 20% annualized gross returns. Throughout our extensive and successful history of investing in real estate, we have repeatedly seen volatile markets generate opportunities to acquire high-quality real estate for exceptional value. Today, higher interest rates, inflation, and tightened lender requirements are creating uncertainty and pockets of stress in real estate markets across the globe, particularly in the U.S. This cycle is evolving largely into a story of capital markets (and the stress within) versus fundamentals in most asset classes, and we think it will ultimately favor managers with experience through cycles, access to large scale capital and strong lender relationships.

Despite the challenges we are seeing today, most real estate fundamentals are strong: multifamily rents in the U.S. are up 15% year over year; premier office rents are at all-time highs, rents for logistics properties grew 11% in 2022; hotel rooms are full, with ADRs ahead of pre-pandemic levels, and high-quality retail centers hit record sales in 2022.

On the supply side, land constraints, high costs of materials and scarce financing will keep new commercial real estate supply to a minimum, allowing continued rent growth that often outpaces inflation.

Since the global financial crisis in 2009, we don’t believe there has been a more fruitful environment to execute our longstanding investment strategy: buy high-quality assets for value when their financial structures are compromised, and drive upside through active asset management.

With boots on the ground across the globe and decades of operating experience in all major real estate sectors, our hands-on approach gives us control over investment outcomes through cycles and is well-suited for today’s

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environment. Rather than relying on multiple expansion, we leverage our operational expertise built over 50 years of real estate investing, global tenant relationships across our large platform, and the Brookfield ecosystem to make data-driven decisions and create value through leasing, rental appreciation, refurbishment, and redevelopment.

These capabilities have generated significant achievements across our real estate portfolio in recent months, in spite of market disruptions: double-digit rent growth and 2.4 million square feet of leasing year-to-date across our logistics portfolio in the U.S.; revenue at our Indian hotel business exceeding plan by 25% year-to-date; and ±99% occupancy in our Brazilian, South Korean, and Dubai trophy office portfolios, with renewal rates 20% ahead of plan.

With nearly 30,000 operating personnel in 30 countries, we have exceptional insight into the global real estate market. The Brookfield ecosystem enables us to unearth attractive opportunities that others may overlook or cannot undertake, and to react to changing market conditions in real time, on an asset-by-asset basis. Given the turmoil markets across the globe are experiencing, we believe there is tremendous opportunity ahead to acquire some great real estate for value, once again.

Closing

We remain committed to being a world-class asset manager and strive to invest our capital in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and to distribute that cash to you by dividend or share repurchases.

We look forward to seeing you on September 12th in Manhattan at our Investor Day. If you cannot attend in person, our presentation will be webcast live on our website, and also available for replay.

Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.

Sincerely,

Bruce Flatt	Connor Teskey

Chief Executive Officer	President

August 9, 2023

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BROOKFIELD ASSET MANAGEMENT LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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FORWARD-LOOKING STATEMENTS

In addition to historical information, this management’s discussion and analysis (“MD&A”) contains “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of our business. Particularly, information regarding future results, performance, achievements, prospects or opportunities of Brookfield Asset Management Ltd. (the “Manager”), Brookfield Asset Management ULC (the “Asset Management Company”, the “asset management business” or the “Company”) or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.

Our forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in this MD&A, among others, could cause our actual results to vary from our forward-looking statements. These factors include:

•	the Manager’s lack of independent means of generating revenue;

•	the Manager’s material assets consisting solely of its interest in the Asset Management Company;

•	challenges relating to maintaining our relationship with the Corporation and potential conflicts of interest;

•	the Manager being a newly formed company;

•	our liability for our asset management business;

•	our ability to maintain the Manager’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws;

•	the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;

•	the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;

•	our ability to maintain our global reputation;

•	volatility in the trading price of the Class A Shares;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	meeting our financial obligations due to our cash flow from our asset management business;

•	foreign currency risk and exchange rate fluctuations;

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	rising interest rates;

•	revenues impacted by a decline in the size or pace of investments made by our managed assets;

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•	our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	difficulty in maintaining our culture;

•	political instability or changes in government;

•	unfavorable economic conditions or changes in the industries in which we operate;

•	catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics;

•	deficiencies in public company financial reporting and disclosures;

•	ineffective management of ESG considerations;

•	failure of our information technology systems;

•	the threat of litigation;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	information barriers that may give rise to conflicts and risks;

•	risks related to our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit strategies;

•	risks relating to Canadian and United States taxation laws; and

•	other factors described in this MD&A.

We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please refer to our annual report on Form 20-F (“the “20-F”). Copies of our continuous disclosure filings, including the 20-F, are available on our website at www.brookfield.com, on the Canadian Securities Administrators’ (“CSA”) website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.

In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield Corporation (the “Corporation”) in its continuous disclosure filings. Copies of the Corporation’s continuous disclosure filings are available on our website at www.brookfield.com, on the CSA’s website at www.sedarplus.ca, and on the EDGAR section of the SEC website at www.sec.gov.

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CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

The Manager and the Asset Management Company prepare their financial statements in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. Non-GAAP measures include Distributable Earnings, Fee Revenues and Fee-Related Earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management, Fee-Bearing Capital, and Uncalled Fund Commitments. The Manager includes the asset management activities of Oaktree (meaning collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management Cayman L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries), an equity accounted affiliate, in its key financial and operating measures for the Company.

For further details regarding the use of non-GAAP measures, please see the “Key Financial and Operating Measures” in the MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

This management’s discussion and analysis (“MD&A”) included in this Form 6-K presents the financial position of Brookfield Asset Management Ltd. and its consolidated subsidiaries (the “Manager”) as at June 30, 2023, and December 31, 2022, and the results of operations for the three and six months ended June 30, 2023. This MD&A also presents the financial position of Brookfield Asset Management ULC and its consolidated subsidiaries (the “Asset Management Company”, the “asset management business” or the “Company”, “we”, “us”, or “our”) as at June 30, 2023, and December 31, 2022, and the results of operations for the three and six months ended June 30, 2023, and 2022.

The information in this MD&A should be read in conjunction with the following Condensed Consolidated Financial Statements included elsewhere in this Form 6-K: (i) the unaudited Condensed Consolidated Financial Statements of the Manager as at June 30, 2023 and December 31, 2022, and the results of operations for the three and six months ended June 30, 2023 (ii) the unaudited Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at June 30, 2023 and December 31, 2022 and the results of operations for the six months ended June 30, 2023, and 2022.

Business History

The Manager and the Asset Management Company were formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation or the “Corporation”) to facilitate the court approved plan of arrangement (the “Arrangement”) in a tax-efficient manner. The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, which is listed on the NYSE and TSX under the ticker symbols “BAM”, is a pure-play asset manager with a leading global alternative asset management business; and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term.

The Manager allows investors to directly access the global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries. This business is now owned and operated through the Asset Management Company, which is owned 75% by the Corporation and 25% by the Manager.

Business Overview

We are one of the world’s leading alternative asset managers, with $850 billion of assets under management (“AUM”) as of June 30, 2023, across renewable power and transition, infrastructure, real estate, private equity, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients across economic cycles.

To do this, we leverage our exceptional team of over 2,500 investment and asset management professionals, our global reach, deep operating expertise, and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

We provide a highly diversified suite of alternative investment strategies to our clients and are constantly seeking to motivate new strategies to meet their needs. We have approximately 50 unique product offerings that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core, and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in “Key Financial and Operating Measures” within this MD&A. The Manager utilizes Distributable Earnings to measure performance, while, in addition to this metric, Fee Revenues and Fee-Related Earnings are utilized in assessing the performance of our asset management business.

We have over 2,000 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.

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We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of 270 client service professionals across 18 global offices are dedicated to ensuring that the business is exceeding their service expectations.

Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. We strive to embed strong ESG practices throughout our business, underpinning our goal of having a positive impact on the communities and environment within which we operate.

Value Creation

We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on multiples of their Fee-Related Earnings and performance income. Accordingly, we create value by increasing the amount and quality of Fee-Related Earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins.

As at June 30, 2023, we had Fee-Bearing Capital of $440 billion, of which 84% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with two one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include our permanent capital vehicles as well as capital we manage in our perpetual core and core plus private fund strategies. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offerings and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships, and access new distribution channels such as high net worth individuals and retail.

As of June 30, 2023, we had over 2,000 clients with a strong base in North America, Asia, the Middle East and Australia and a growing proportion of third-party commitments from Europe. Our high-net-worth channel also continues to grow and is approximately 5% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.

We are also actively progressing new growth strategies, including transition, insurance, secondaries, and technology. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.

As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our exceptional team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,500 professionals we employ globally.

When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets or businesses that provide essential services that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so results in the continued growth of realized carried interest.

We generate robust free cash flows or Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs of the Manager. The Manager intends to pay out approximately 90% of our Distributable Earnings to shareholders quarterly and reinvest the balance back into the business.

We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business and add to our organic growth. We expect acquisitions can

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allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree in 2019. Such acquisitions may occur from time to time should they be additive to our franchise, attractive to our clients, and accretive to our shareholders.

Products

Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies, and (iii) liquid strategies. These are invested across five principal strategies: (i) renewable power and transition, (ii) infrastructure, (iii) private equity, (iv) real estate, and (v) credit and other.

For discussion on Fee-Bearing Capital, see “Key Financial and Operating Measures.”

Long-term Private Funds

As of June 30, 2023, we managed approximately $228 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with two one-year extension options.

On these products, we earn:

•	Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and where the fund is in its life,

•	Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and

•

Carried interest or performance fees, which entitle us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on our existing mature funds.

Permanent Capital Vehicles and Perpetual Strategies

As of June 30, 2023, we managed approximately $140 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core, and core plus private funds.

On these products, we earn:

•	Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.

•

Stable incentive distribution fees from Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Infrastructure Partners L.P. (“BIP”), which are linked to the growth in cash distributions paid to investors

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above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within a target range of 5-9%.

•

Performance fees from Brookfield Business Partners L.P. (“BBU”) are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.

Liquid Strategies

As of June 30, 2023, we managed approximately $72 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate, infrastructure, and natural resources.

On these products, we earn:

•	Base management fees, which are based on committed capital or fund net asset value, and

•	Performance income based on investment returns above a minimum prescribed return.

Renewable Power and Transition

Overview

•	We are a leading global investment manager in renewable power and transition, with $79 billion of AUM as of June 30, 2023.

•

Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy, and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off-takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favorable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.

•

We have approximately 100 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 3,700 employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry enable us to be a leader in all major technologies with deep operating and development capabilities.

Our Products

Long-term Private Funds

•

Brookfield Global Transition Fund (“BGTF”) is our flagship transition fund series which is focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.

Permanent Capital Vehicles and Perpetual Strategies

•	We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and has a market capitalization of over $19.8 billion as of June 30, 2023.

Infrastructure

Overview

•	We are one of the world’s largest investment managers in infrastructure, with $161 billion of AUM as of June 30, 2023.

•

We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

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•

We have approximately 230 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 51,400 employees in the infrastructure operating businesses that we manage.

Our Products

Long-term Private Funds

•

Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.

•	Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage BIP, one of the largest, pure play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and has a market capitalization of $29 billion as of June 30, 2023. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.

•

We manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification, and inflation-protection.

•

We also recently launched Brookfield Infrastructure Income Fund (“BII”), a semi-liquid infrastructure product strategy, offering private wealth investors access to our best-in-class infrastructure platform.

Real Estate

Overview

•	We are one of the world’s largest investment managers in real estate, with over $272 billion of AUM as of June 30, 2023.

•

We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.

•

We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,600 operating employees in the real estate operating businesses that we manage.

Our Products

Long-term Private Funds

•

Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds, and recapitalizations.

•

Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.

•	We also recently launched our real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.

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Permanent Capital Vehicles and Perpetual Strategies

•

We manage $19 billion of Fee-Bearing Capital in Brookfield Property Group (“BPG”) as of June 30, 2023, which we invest, on behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns, operates, and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing, and student housing assets on five continents.

•

We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partners (“BPREP”). This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).

•

We manage capital across our perpetual real estate debt strategy, Brookfield Senior Mezzanine Real Estate Finance Fund (“BSREF”). We seek to originate, acquire, and actively manage investments in U.S. senior commercial real estate debt for this strategy.

•

We also manage a non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real estate-related debt.

Private Equity

Overview

•	We are a leading private equity investment manager with $141 billion of AUM as of June 30, 2023.

•

We focus on high-quality businesses that provide essential products and services, diversified across the industrial operations and business services sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 105,400 employees in the operating businesses that we manage.

Our Products

Long-term Private Funds

•

Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity product offering. This series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.

•

Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on large-scale, non-control investments. This product capitalizes on potential transactions that do not fit our traditional control-oriented flagship private equity fund series. These include recapitalizations to strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through structured investments.

•

Our growth equity strategy, Brookfield Growth (“BTG”), was launched in 2016 and has developed into a meaningful business that we expect to continue to scale over time. This strategy focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage BBU, which is a publicly traded global business services and industrials partnership focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $3.9 billion as at June 30, 2023.

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Credit and Other

Overview

•

As a result of our 61% investment in Oaktree in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments. As of June 30, 2023, our interest in Oaktree is 68%. Oaktree is one of the premier credit franchises globally and an expert in investing across the capital structure with an emphasis on an opportunistic, value-oriented, and risk-controlled approach to investing.

•

We provide one of the most comprehensive alternative credit offerings available today, with $153 billion of Fee-Bearing Capital as of June 30, 2023, and an experienced team of investment professionals around the world.

Our Products

•

Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and we invest in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments, and opportunistic credit.

•

Our flagship credit strategy, Global Opportunities, focuses on protecting against loss by buying claims on assets at bargain prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability and creating value at every stage of the investment process.

•	Included in our other strategies is our Insurance Solutions Business; this business manages policy capital and deploys it across liquid credit strategies, direct loans, and private funds.

•

Also included amongst our strategies is our Public Securities Group (“PSG”), which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.

Key Financial and Operating Measures

The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See “Reconciliation of U.S. GAAP to Non-GAAP Measures.”

Non-GAAP Measures

Fee Revenues

Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the primary financial statements is management fee revenues.

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Fee-Related Earnings

Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee-Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services, and taxes. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.

Distributable Earnings

Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.

The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend.

Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, interest expense, and general and administrative expenses excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.

Supplemental Financial Measures Utilized by Our Asset Management Business

Assets Under Management

AUM refers to the total fair value of assets managed, calculated as follows:

•	Investments that Brookfield, which includes the Corporation, the asset management business, or their affiliates, either:

•

Consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or

•

Does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),

•

Are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.

•

All other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis.

Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).

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Fee-Bearing Capital

Fee-Bearing Capital represents the capital committed, pledged, or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.

When reconciling period amounts, we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.

•	Outflows represent distributions and redemptions of capital from within the liquid strategies capital.

•

Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.

•

Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.

Uncalled Fund Commitments

Total Uncalled Fund Commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

Review of Consolidated Financial Results of the Manager

Consolidated Statement of Comprehensive Income

The following table summarizes the financial results of the Manager for the three and six months ended June 30, 2023:

	Three Months Ended	Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2023

Operating recoveries	$47	$185
Expenses
Compensation and benefits	(37)	(122)
Carried interest allocation compensation
Realized	(14)	(14)
Unrealized	1	(55)

Total carried interest allocation compensation	(13)	(69)
Interest Expense	(2)	(3)

Total expenses	(52)	(194)
Share of income from equity method investments	114	243

Net income	$109	$234

For the three months ended June 30, 2023 and 2022

During the three months ended June 30, 2023, the Manager recorded net income attributable to shareholders of $109 million. Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company less compensation and benefit costs, primarily attributable to executive compensation costs of the Manager and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by the Corporation and the asset management business in accordance with the Asset Management Services Agreement and the

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Relationship Agreement. Refer to the following discussion for details on the earnings of the Asset Management Company.

For the six months ended June 30, 2023 and 2022

For the six months ended June 30, 2023, the Manager recorded net income attributable to shareholders of $234 million, driven mostly by the income pickup of the Asset Management Company. Refer to the following discussion for details on the earnings of the Asset Management Company.

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The following table summarizes the statement of operations for the Asset Management Company for the three and six months ended June 30, 2023, and 2022:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Revenues
Base management and advisory fees	$770	$665	$1,561	$1,336
Investment income
Carried interest allocations
Realized	1	10	32	57
Unrealized	113	153	141	105

Total investment income	114	163	173	162
Interest and dividend revenue	40	74	83	141
Other revenues	61	22	222	40

Total revenues	985	924	2,039	1,679
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(258)	(134)	(557)	(303)
Other operating expenses	(78)	(55)	(148)	(106)
General, administrative and other	(12)	(34)	(19)	(74)

Total compensation, operating, and general and administrative expenses	(348)	(223)	(724)	(483)
Carried interest allocation compensation
Realized	(14)	(10)	(14)	(20)
Unrealized	17	(8)	(71)	(111)

Total carried interest allocation compensation	3	(18)	(85)	(131)
Interest expense	(5)	(43)	(7)	(85)

Total expenses	(350)	(284)	(816)	(699)
Other income (expenses), net	72	269	50	726
Share of income from equity accounted investments	29	87	72	155

Income before taxes	736	996	1,345	1,861
Income tax expense	(156)	(162)	(249)	(304)

Net income	580	834	1,096	1,557
Net (income) loss attributable to redeemable non-controlling interests in consolidated funds	—	(166)	—	(541)
Net (income) loss attributable to preferred share redeemable non-controlling interest	(90)	—	(71)	—
Net (income) loss attributable to non-controlling interest	(35)	—	(54)	—

Net income attributable to the common stockholders	$455	$668	$971	$1,016

For the three months ended June 30, 2023 and 2022

Net income for the three months ended June 30, 2023 was $580 million, of which $455 million was attributable to common stockholders. This compares to net income of $834 million for the three months ended June 30, 2022, of which $668 million was attributable to common stockholders.

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Revenues

Revenues for the three months ended were $985 million, which represents an increase of $61 million or 7% compared to $924 million in the three months ended June 30, 2022.

Base Management and Advisory Fees

Base management and advisory fees, excluding incentive distributions, for the three months ended June 30, 2023 were $677 million, which represents an increase of $96 million or 17% compared to the three months ended June 30, 2022. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and capital deployed across our complementary strategies. Incentive distributions for the three months ended June 30, 2023, were $93 million, an increase of $9 million or 11% from the three months ended June 30, 2022, driven by growth in BIP and BEP’s dividends of 6% and 5%, respectively.

Carried Interest Allocations

Realized carried interest allocations were $1 million for the three months ended June 30, 2023, which represents a decrease of $9 million compared to the three months ended June 30, 2022. Realized carried interest allocations in the period were primarily driven by movements within our real estate perpetual funds.

Unrealized carried interest allocations were $113 million for the three months ended June 30, 2023, which represents a decrease of $40 million compared to the three months ended June 30, 2022. The unrealized carried interest allocations generated during the quarter were primarily related to growth in valuations in our real estate funds, our flagship transition fund and our sixth flagship private equity fund.

Interest and Dividend Revenue

Interest and dividend revenue for the three months ended June 30, 2023 were $40 million, which represents a decrease of $34 million compared to the three months ended June 30, 2022. The decrease was a result of the transfer of certain investments and loans of the asset management business to the Corporation as part of the Arrangement.

Other Revenue

Other Revenue was $61 million for the three months ended June 30, 2023, an increase of $39 million compared to the three months ended June 30, 2022. The increase is primarily due to amounts recoverable from the Corporation associated with share and performance based compensation as part of the Arrangement.

Expenses

Total expenses for the three months ended were $350 million, an increase of $66 million or 23% compared to the three months ended June 30, 2022.

Compensation and Benefits

Compensation and benefits for the three months ended June 30, 2023 were $258 million, which represents an increase of $124 million compared to the three months ended June 30, 2022. This is primarily attributable to increased compensation costs resulting from increases in the employee population as a result of the Arrangement, as well as increases in headcount as a result of the growth of our business.

Other Operating Expenses

Other operating expenses are comprised of professional fees, facilities, as well as travel costs directly associated with our fundraising and investment functions. Other operating expenses were $78 million for the three months ended June 30, 2023, compared to $55 million for the three months ended June 30, 2022. The increase was primarily attributable to the increase in headcount relative to the prior period.

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Carried Interest Allocation Expense

Compensation expenses related to carried interest allocation compensation were $3 million for the three months ended June 30, 2023, which represents a change of $21 million compared to the three months ended June 30, 2022. The change is driven by the relative valuation gains of our funds compared to the three months ended June 30, 2022. As outlined in the Relationship Agreement, the carried interest compensation expense associated with mature funds is fully recoverable from the Corporation.

Other Income (Expenses), net

Other income for the three months ended June 30, 2023 primarily consists of mark-to-market appreciation on our investment in BSREP III as well as mark-to-market adjustments on call and put options associated with our investments in Primary Wave and Oaktree.

Share of Income from Equity Accounted Investments

Our share of income from equity accounted investments was $29 million compared to income of $87 million in the prior period. The prior period contained earnings associated with our interest in Oaktree, including one time items.

Income tax expense

Income tax expense was $156 million for the three months ended June 30, 2023, which represents a decrease of $6 million compared to the three months ended June 30, 2022. This decrease was driven by lower net income before taxes relative to prior period.

Net (Income) Loss Attributable to Preferred Share Redeemable Non-Controlling Interest

Net (income) loss attributable to preferred redeemable non-controlling interest was $90 million for the three months ended June 30, 2023. This balance represents the movement in carried interest net of carried interest allocation expense and taxes associated with mature funds due to the Corporation.

Net (Income) Loss Attributable to Non-Controlling Interest

Net (income) loss attributable to non-controlling interest was $35 million for the three months ended June 30, 2023. This balance largely represents carried interest on new funds that is earned by the Corporation.

For the six months ended June 30, 2023 and 2022

Net income for the six months was $1.1 billion, of which $971 million was attributable to common stockholders. This compares to net income of $1.6 billion for the six months ended June 30, 2022, of which $1.0 billion was attributable to common stockholders.

Revenues

Revenues for the six months were $2 billion, which represents an increase of $360 million or 21% compared to $1.7 billion in the six months ended June 30, 2022.

Base Management and Advisory Fees

Base management and advisory fees, excluding the incentive distributions, for the six months were $1.4 billion, which represents an increase of $206 million or 18% compared to the six months ended June 30, 2022. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and capital deployed across our complementary strategies. Incentive distributions for the six months ended June 30, 2023, were $187 million, an increase of $19 million or 11% from the six months ended June 30, 2022, driven by growth in BIP and BEP’s dividends of 6% and 5%, respectively.

Carried Interest Allocations

Realized carried interest allocations were $32 million for the six months ended June 30, 2023, which represents a decrease of $25 million compared to the six months ended June 30, 2022. Realized carried interest allocations in the period were primarily driven by dispositions within our real estate flagship funds.

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Unrealized carried interest allocations were $141 million for the six months ended June 30, 2023, which represents an increase of $36 million compared to the six months ended June 30, 2022. The unrealized carried interest allocations were primarily related to growth in valuations in our infrastructure, real estate, private equity flagship funds, and our flagship transition fund, partially offset by realizations in the period.

Interest and Dividend Revenue

Interest and dividend revenue for the six months ended were $83 million, which represents a decrease of $58 million compared to the six months ended June 30, 2022. The decrease was a result of the transfer of certain investments and loans of the asset management business to the Corporation as part of the Arrangement.

Other Revenue

Other Revenue was $222 million for the six months ended June 30, 2023, an increase of $182 million compared to the six months ended June 30, 2022. The increase is due to amounts recoverable from related parties associated with share and performance based compensation.

Expenses

Total expenses for the six months ended were $816 million, an increase of $117 million or 17% compared to the six months ended June 30, 2022.

Compensation and Benefits

Compensation and benefits for the six months ended June 30, 2023 were $557 million, which represents an increase of $254 million compared to the six months ended June 30, 2022. This is primarily attributable to increased compensation costs resulting from increases in the employee population as a result of the Arrangement, as well as increases in headcount as a result of the growth of our business.

Other Operating Expenses

Other operating expenses are comprised of professional fees, facilities, as well as costs directly associated with our fundraising and investment functions. Other operating expenses were $148 million for the six months ended, compared to $106 million for the six months ended June 30, 2022. The increase was primarily attributable to an increase in headcount and the growth in our business relative to the prior period.

Carried Interest Allocation Compensation

Compensation expenses related to carried interest allocation compensation were $85 million for the six months ended June 30, 2023, which represents a decrease of $46 million compared to the six months ended June 30, 2022. This is predominantly driven by a decline in relative valuation gains compared to the six months ended June 30, 2022 across our funds. As outlined in the Relationship Agreement, the carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. For more information on accounting policies, please refer to the “Summary of Significant Accounting Policies of the Manager” in this MD&A.

Other Income (Expenses), net

Other income for the six months ended June 30, 2023 primarily consists of mark-to-market appreciation on our investment in BSREP III as well as mark-to-market adjustments on call and put options associated with our investments in Primary Wave and Oaktree. Other income in the prior period relates to dividend income received from BSREP III.

Share of Income from Equity Accounted Investments

Our share of income from equity accounted investments was $72 million compared to $155 million in the prior period. The prior period contained the earnings associated with our interest in Oaktree which included the recognition of one time items.

Income Tax Expense

Income tax expense was $249 million for the six months ended June 30, 2023, which represents a decrease of $55 million compared to the six months ended June 30, 2022. This decrease was driven by lower net income before taxes in the period.

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Net (Income) Loss Attributable to Preferred Share Redeemable Non-Controlling Interest

Net (income) loss attributable to preferred redeemable non-controlling interest was $71 million for the six months ended June 30, 2023. This balance represents the movement in carried interest net of carried interest allocation expense and taxes associated with mature funds owing to the Corporation.

Net (Income) Loss Attributable to Non-Controlling Interest

Net (income) loss attributable to non-controlling interest was $54 million for the six months ended June 30, 2023. This balance represents the carried interest generated on new funds that is attributable to the Corporation.

Consolidated Statement of Financial Condition

The following table summarizes the Condensed and Consolidated Statement of Financial Condition of the Manager as at June 30, 2023 and December 31, 2022:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2023	2022

Assets
Cash and cash equivalents	$12	$1
Due from affiliates	810	782
Other assets	41	—
Investments	2,305	2,378

Total assets	$3,168	$3,161

Liabilities
Accounts payable and accrued liabilities	$766	$781
Due to affiliates	168	3

Total liabilities	934	784

Equity
Common Stock:
Class A (unlimited authorized and 412,586,307 issued and 391,646,691 outstanding)	2,356	2,410
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (20,939,616 shares)	(517)	(330)
Additional paid-in-capital	383	278
Retained earnings (deficit)	(1)	19
Accumulated other comprehensive income	4	—
Non-controlling interest	9	—

Total equity	2,234	2,377

Total liabilities and equity	$3,168	$3,161

As at June 30, 2023 and December 31, 2022

As at June 30, 2023, the Manager’s total assets were $3.2 billion, consisting primarily of the 25% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs assumed by the Manager.

As at June 30, 2023, the Manager’s total liabilities were $934 million, an increase of $150 million compared to the prior period. Accounts payable and accrued liabilities decreased by $15 million driven by movements in carried interest compensation due to employees partially offset by increases in stock based compensation costs

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due to employees. Due to affiliates increased by $165 million due to borrowings on the Manager’s credit facility with Brookfield Asset Management ULC.

As at June 30, 2023, the Manager’s total equity has decreased by $143 million to $2.2 billion due to the purchase of treasury shares and distributions in the period, partially offset by additional paid-in-capital related to stock based compensation plans.

Refer to the section below for details of the Asset Management Company’s Condensed Consolidated and Combined Statement of Financial Condition as at June 30, 2023 and December 31, 2022:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2023	2022

Assets
Cash and cash equivalents	$2,918	$3,545
Accounts receivable and other	510	429
Due from affiliates	2,129	2,121
Investments	7,364	6,877
Property, plant and equipment	65	68
Intangible assets	59	59
Goodwill	265	249
Deferred income tax assets	750	739

Total assets	$14,060	$14,087

Liabilities and shareholder’s equity
Accounts payable and other	$1,685	$1,842
Due to affiliates	890	811
Deferred income tax liabilities	15	17

Total liabilities	2,590	2,670

Preferred shares redeemable non-controlling interest	2,032	1,811
Equity
Common equity (common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,013	9,271
Retained earnings	3	84
Accumulated other comprehensive income	166	153
Additional paid-in capital	65	—

Total common equity	9,247	9,508
Non-controlling interest	191	98

Total equity	9,438	9,606

Total liabilities, redeemable non-controlling interest and common equity	$14,060	$14,087

As at June 30, 2023 and December 31, 2022

Assets

Total assets were $14.1 billion as at June 30, 2023, a decrease of $27 million compared to December 31, 2022 due to increases in Investments, partially offset by a decrease in cash and cash equivalents.

D-3-27	26

Cash and Cash Equivalents

Cash and cash equivalents were $2.9 billion, a decrease of $627 million from the prior period, largely due to the acquisition of our incremental 4% ownership interest in Oaktree; prepayments of working capital needs of our managed funds that will be subsequently reimbursed; and settlements of amounts owing to affiliates. Of this balance, $2.7 billion is on deposit with the Corporation.

Accounts Receivable

Accounts receivable of $510 million primarily consists of receivables from third parties, mark-to-market derivative assets and prepaid expenses. The increase over the prior period is largely driven by the prepayments of stock based compensation costs as prescribed by the Asset Management Services Agreement.

Due from Affiliates

Due from affiliates of $2.1 billion primarily relates to management fees earned but not collected from our managed funds, as well as reimbursements due from the Corporation for long-term cash and equity based compensation awards. The decrease of $8 million from the prior period was primarily the result of the timing of settlements.

Investments

Investments are predominantly comprised of our 18% limited partnership interest in BSREP III and a 68% interest in Oaktree. The increase from the prior period of $487 million was primarily a result of income earned from our investment in Oaktree during the period as well as the increase in our ownership interest from 64% to 68%.

Liabilities

Total liabilities were $2.6 billion as at June 30, 2023, a decrease of $80 million compared to the prior period.

Accounts Payable and Other

Accounts payable and other primarily consists of accrued compensation and mark-to-market of derivatives associated with put options in investments. The decrease in the period of $157 million reflects the timing of payments and movements in the mark-to-market derivatives.

Due to Affiliates

Due to affiliates of $890 million reflects amounts owed to affiliates; the increase of $79 million reflects the timing of payments in the normal course of operations.

Preferred Shares Redeemable Non-Controlling Interest

Preferred shares redeemable non-controlling interest was $2.0 billion as at June 30, 2023, an increase of $221 million compared to $1.8 billion as at December 31, 2022. This increase was due to carried interest generated by our mature real estate, infrastructure, and other funds during the period.

Non-Controlling Interest

Non-controlling interest was $191 million as at June 30, 2023, an increase of $93 million compared to $98 million as at December 31, 2022. This increase was primarily due to carried interest generated by new funds during the period and other non-controlling interests associated with various entities within the asset management business.

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Review of Consolidated Statement of Cash Flows

The following table summarizes the changes in the Manager’s cash for the three and six months ended June 30, 2023:

	Three Months Ended	Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2023

Operating activities before net changes in working capital and other non-cash operating items	$127	$256
Net changes in working capital	(3)	(2)
Other non-cash operating items	10	12

Operating activities	134	266
Investing activities	—	(41)
Financing activities	(134)	(214)

Change in cash and cash equivalents	$—	$11

For the three months ended June 30, 2023

The change in cash equivalents for the Manager for the three months ended June 30, 2023 was $nil.

Cashflows from operating activities were a net inflow of $134 million. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $127 million during the period.

Net cash outflows from financing activities totaled $134 million. This balance is largely comprised of the distributions paid to the Manger’s shareholders and the purchase of treasury shares. These outflows were partially offset by cash drawn on the credit facility between the Manager and the Asset Management Company.

For the six months ended June 30, 2023

For the six months ended June 30, 2023, the Manager’s activities generated $11 million of net cashflow.

Cash inflows from operating activities were $266 million during the period. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $256 million.

Net cash outflows from investing activities totaled $41 million. This balance is comprised of the purchase of the tracking option.

Net cash outflows from financing activities totaled $214 million. This balance is largely comprised of the distributions paid to the Manger’s shareholders and the purchase of treasury shares. These outflows were partially offset by cash drawn on the credit facility between the Manager and the Asset Management Company.

Refer to the following table that summarizes our asset management business’ Condensed Consolidated and Combined Statement of Cash Flows for the three and six months ended June 30, 2023.

	Three Months Ended		Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2022	2023	2022

Operating activities before net changes in working capital and other non-cash operating items	$413	$365	$999	$986
Net changes in working capital	79	1,870	(473)	1,461
Other non-cash operating items	34	432	(39)	(179)

Operating activities	526	2,667	487	2,268
Investing activities	(232)	(339)	(237)	(77)
Financing activities	(528)	(2,265)	(877)	(2,043)

Change in cash and cash equivalents	$(234)	$63	$(627)	$148

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For the three months ended June 30, 2023 and 2022

For the three months ended June 30, 2023, the asset management business experienced net cash outflows of $234 million.

Net cash inflows from operating activities totaled $526 million, compared to net inflows of $2.7 billion in the prior period. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $413 million, representing an increase of $48 million.

Investing Activities

Net cash outflows from investing activities totaled $232 million, compared to the net outflows of $339 million in the prior period. Outflows in both periods primarily represent our acquisition of an additional 4% in Oaktree. The prior period includes inflows associated with the disposition of financial assets.

Financing Activities

Net cash outflows from financing activities totaled $528 million, compared to the net outflows of $2.3 billion in the prior period. The current period primarily consists of distributions to stockholders of $524 million, partially offset by preferred equity issuances of $63 million. The prior period outflows were primarily the result of capital repaid to parent of $3.1 billion and capital repaid to redeemable non-controlling interest of $266 million, partially offset by cash inflows of $959 million from corporate borrowings.

For the six months ended June 30, 2023 and 2022

For the six months ended June 30, 2023, the Company’s activities resulted in net cash outflows of $627 million.

Net cash inflows from operating activities totaled $487 million, compared to the net cashflows of $2.3 billion in the prior period. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $999 million, representing an increase of $13 million compared to the prior period.

Investing Activities

Net cash outflows from investing activities totaled $237 million, compared to the outflows of $77 million in the prior period. The current period activity primarily consists of $239 million outflow related to the incremental 4% acquisition of Oaktree. The change from prior period cashflows is due to dispositions of investments.

Financing Activities

Net cash outflows from financing activities totaled $877 million, compared to outflows of $2.0 billion in the prior period. The current period primarily consists of distributions to shareholders of $1.1 billion, partially offset by borrowings from related parties of $194 million and preferred equity issuances of $63 million. The prior period outflows were primarily as a result of capital repaid to parent of $2.7  billion, partially offset by inflows from corporate borrowing.

Analysis of Key Non-GAAP Financial and Operating Measures of Our Asset Management Business

The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to “Key Financial and Operating Measures.”

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Distributable Earnings

	Three Months Ended		Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2022	2023	2022

Fee Revenues	$1,086	$993	$2,166	$1,958

Fee-Related Earnings[1]	548	516	1,095	1,008
Add back: equity-based compensation costs and other income	47	16	100	36
Cash taxes	(68)	(21)	(105)	(42)

Distributable Earnings	$527	$511	$1,090	$1,002

1. Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our 68% share (2022 - 64%).

For the three months ended June 30, 2023 and 2022

Distributable Earnings were $527 million for the three months ended June 30, 2023, an increase of $16 million or 3% compared to the prior period. The increase was driven by higher Fee-Related Earnings, primarily attributable to fundraising and capital deployment efforts across our flagship funds, partially offset by an increase in costs as we continue to scale our asset management business. The overall increase in Distributable Earnings was partially offset by an increase in Cash taxes of $47 million.

For the six months ended June 30, 2023 and 2022

Distributable Earnings were $1.1 billion for the six months ended June 30, 2023, an increase of $88 million or 9% compared to the prior period. The increase was driven by higher Fee-Related Earnings, primarily attributable to fundraising and capital deployment efforts. These increases were partially offset by lower fees from our permanent capital vehicles due to a decline in their share prices compared to the prior period and an increase in costs as we continue to scale our asset management business.

Fee-Bearing Capital

The following table summarizes Fee-Bearing Capital as at June 30, 2023 and December 31, 2022:

AS AT (MILLIONS)	Long-term private funds	Perpetual strategies	Liquid strategies	Total
Renewable power and transition	$27,651	$24,270	$—	$51,921
Infrastructure	47,580	48,994	—	96,574
Real estate	67,099	31,082	—	98,181
Private equity	33,051	7,485	—	40,536
Credit and other	52,058	28,049	72,429	152,536

June 30, 2023	$227,439	$139,880	$72,429	$439,748

December 31, 2022	$218,857	$127,155	$71,851	$417,863

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The changes are set out in the following tables for the three and six months ended June 30, 2023:

AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit and other	Total
Balance, March 31, 2023	$52,484	$92,752	$98,092	$39,472	$148,861	$431,661

Inflows	1,269	2,511	1,948	1,088	6,166	12,982
Outflows	—	—	(144)	—	(3,754)	(3,898)
Distributions	(490)	(988)	(1,482)	(11)	(629)	(3,600)
Market valuation	(895)	2,361	200	(1)	1,134	2,799
Other	(447)	(62)	(433)	(12)	758	(196)

Change	(563)	3,822	89	1,064	3,675	8,087

Balance, June 30, 2023	$51,921	$96,574	$98,181	$40,536	$152,536	$439,748

Fee-Bearing Capital was $440 billion as at June 30, 2023 compared to $432 billion as at March 31, 2023. The increase of $8.1 billion or 2% was primarily attributable to inflows of $13 billion resulting from deployments within our credit and other funds, including investments within our insurance solutions business as well as fundraising and capital deployments within our infrastructure funds. Additionally, Fee-Bearing Capital increased by $2.8 billion due to an increase in market valuation as a result of increase in BIP’s share price. These increases were partially offset by distributions across long-term private funds and perpetual strategies as well as outflows from our liquid strategies.

AS AT AND FOR THE SIX MONTHS ENDED (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit and other	Total
Balance, December 31, 2022	$47,218	$85,887	$103,025	$39,317	$142,416	$417,863

Inflows	3,145	6,455	3,381	2,565	15,516	31,062
Outflows	—	(6)	(276)	—	(8,368)	(8,650)
Distributions	(1,048)	(1,902)	(3,528)	(116)	(1,860)	(8,454)
Market valuation	3,070	4,821	(1,633)	(292)	3,419	9,385
Other	(464)	1,319	(2,788)	(938)	1,413	(1,458)

Change	4,703	10,687	(4,844)	1,219	10,120	21,885

Balance, June 30, 2023	$51,921	$96,574	$98,181	$40,536	$152,536	$439,748

Fee-Bearing Capital was $440 billion as at June 30, 2023 compared to $418 billion as at December 31, 2022. The increase of $21.9 billion was primarily attributable to inflows within our credit and other strategy due to capital deployed within our closed-end funds and other investments in our insurance solutions business as well as fundraising and capital deployments across all other strategies. Additionally, an increase of $9.4 billion is driven by the higher market capitalization of our listed permanent capital vehicles, specifically BEP and BIP. Fundraising and capital deployments across other strategies also contributed to the increase of Fee-Bearing Capital. The overall increase of Fee-Bearing Capital is partially offset by distributions to our unitholders and outflows due to redemptions within our credit funds and liquid strategies.

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Fee Revenues and Fee-Related Earnings

	Three Months Ended		Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2022	2023	2022

Base management fees[1]	$983	$894	$1,964	$1,744
Incentive distributions	94	84	188	168
Transaction and advisory fees	9	15	14	46

Fee Revenues	$1,086	$993	$2,166	$1,958
Less: direct costs[2]	(507)	(442)	(1,011)	(877)

	$579	$551	$1,155	$1,081
Less: Fee-Related Earnings not attributable to the asset management business	(31)	(35)	(60)	(73)

Fee-Related Earnings	$548	$516	$1,095	$1,008

1. Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $299 million and $207 million, respectively, for the three months ended June 30, 2023 (2022 - $290 million and $188 million) and $588 million and $408 million respectively, for the six months ended June 30, 2023 (2022 - $568 million and $369 million). Refer to Note 3 - “Investments” of the Condensed Consolidated and Combined Financial Statements included elsewhere in this Form 6-K for additional disclosures related to Oaktree revenues, expenses, and net income.

2. Direct costs include compensation expenses, other operating expenses and general, administrative, and other expenses and related Oaktree direct costs at 100%.

For the three months ended June 30, 2023 and 2022

Fee Revenues for the three months ended June 30, 2023 were $1.1 billion, an increase of $93 million or 9% compared to prior period. This increase was predominantly due to higher base management fees, driven by an increase in Fee-Bearing Capital specifically within our flagship funds.

Base management fees increased by $89 million or 10% compared to the three months ended June 30, 2022 driven by fees earned within our infrastructure and private equity flagship funds. Additionally, fees earned within our credit and other platform increased as a result of higher Fee-Bearing Capital driven by valuation increases and capital deployments across these strategies. The increases were partially offset by a decrease in transaction and advisory fees of $6 million.

Direct costs primarily consist of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $65 million or 15% from prior period as we continue to scale our asset management business, including enhancing our fundraising and client service capabilities and developing new complementary strategies.

Fee-Related Earnings not attributable to the asset management business reflects the non-controlling interest related to Oaktree’s earnings and is deducted to arrive at Fee-Related Earnings.

Fee-Related Earnings increased by $32 million, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by direct costs.

For the six months ended June 30, 2023 and 2022

Fee Revenues for the six months ended June 30, 2023 were $2.2 billion, an increase of $208 million or 11% compared to prior period. This increase was predominantly due to an increase in base management fees of $220 million or 13%, driven by fees earned on our infrastructure, real estate and private equity flagship funds and incremental fees earned in our credit and other platform as a result of capital deployed across our opportunistic credit funds. The increase in base management fees was partially offset by lower fees from our listed permanent capital vehicles due to decreases in market capitalizations and our perpetual strategy due to a decline in net asset values of underlying assets.

Direct costs increased by $134 million or 15% from prior period as we continue to scale our asset management business.

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Fee-Related Earnings increased by $87 million, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.

Investment Strategy Results

In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe. Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) real estate, (d) private equity, and (e) credit and other.

The following tables summarize Fee Revenues and Fee-Bearing Capital by investment strategy:

Fee Revenues

	Three Months Ended		Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2022	2023	2022

Renewable power and transition	$155	$157	$309	$303
Infrastructure	306	248	604	526
Real estate	248	237	509	451
Private equity	117	106	234	201
Credit and other	260	245	510	477

Total Fee Revenues	$1,086	$993	$2,166	$1,958

Fee-Bearing Capital

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022

Renewable power and transition	$51,921	$47,218
Infrastructure	96,574	85,887
Real estate	98,181	103,025
Private equity	40,536	39,317
Credit and other	152,536	142,416

Total Fee-Bearing Capital	$439,748	$417,863

	Three Months Ended		Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2022	2023	2022

Balance, beginning of period	$431,661	$378,587	$417,863	$364,133
Inflows	12,982	37,846	31,062	53,736
Outflows	(3,898)	(5,787)	(8,650)	(10,609)
Distributions	(3,600)	(3,849)	(8,454)	(7,234)
Market valuation	2,799	(15,134)	9,385	(10,033)
Other	(196)	93	(1,458)	1,763

Change	8,087	13,169	21,885	27,623

Balance, end of period	$ 439,748	$ 391,756	$ 439,748	$ 391,756

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Renewable Power and Transition

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at June 30, 2023 and December 31, 2022, and Fee Revenues for the three months ended June 30, 2023 and 2022.

The following provides explanations of significant movements during the presanted periods.

Fee-Bearing Capital

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022

Long-term private funds	$27,651	$26,708
Permanent capital vehicles and perpetual strategies	24,270	20,510

Total Fee-Bearing Capital	$51,921	$47,218

	Three Months Ended		Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2022	2023	2022

Balance, beginning of period	$52,484	$51,468	$47,218	$47,525
Inflows	1,269	2,916	3,145	2,989
Outflows	—	—	—	—
Distributions	(490)	(572)	(1,048)	(890)
Market valuation	(895)	(3,785)	3,070	(72)
Other	(447)	11	(464)	486

Change	(563)	(1,430)	4,703	2,513

Balance, end of period	$51,921	$50,038	$51,921	$50,038

For the three months ended June 30, 2023 and 2022

During the three months ended June 30, 2023, Fee-Bearing Capital decreased by $563 million or 1%, to $52 billion, primarily attributable to a decrease in the market capitalization of BEP resulting from a decline in its share price and distributions paid to BEP’s unitholders. This decrease was partially offset by inflows related to BEP’s completion of a $650 million equity offering during the period and additional capital raised across other fund strategies.

During the three months ended June 30, 2022, Fee-Bearing Capital decreased by $1.4 billion or 3% to $50 billion. The decrease was predominantly due to a decrease in market valuations as a result of the lower market capitalization of BEP as well as distributions to our investors. These decreases were partially offset by inflows due to capital raised for our flagship transition fund.

D-3-35	34

For the six months ended June 30, 2023 and 2022

During the six months ended June 30, 2023, Fee-Bearing Capital increased by $4.7 billion or 10% to $52 billion driven by an increase in the market capitalization of BEP, resulting from an increase in its share price within the first half of the year. The increase in inflows is attributable to capital deployments across other fund strategies and BEP’s $650 million equity offering. These increases were partially offset by distributions paid to BEP’s unitholders and to limited partners of our long-term private funds.

During the six months ended June 30, 2022, Fee-Bearing Capital increased by $2.5 billion or 5% to $50 billion, predominantly due to inflows from capital raised for our transition fund. This increase was partially offset by distributions to our investors and decreased market valuations as a result of lower market capitalization of BEP, due to a decrease in its share price within the first half of the year.

Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$58	$51	$115	$92
Co-investment and other funds	7	5	14	10

	65	56	129	102
Perpetual strategies
BEP[1]	55	65	112	141
Co-investment and other funds	3	—	5	—

	58	65	117	141
Catch-up fees	2	11	3	11
Transaction and advisory fees	2	1	4	1

Total management and advisory fees	127	133	253	255
Incentive distributions	28	24	56	48

Total Fee Revenues	$155	$157	$309	$303

1.	BEP Fee-Bearing Capital as at June 30, 2023 is $24 billion (2022 - $21 billion)

For the three months ended June 30, 2023 and 2022

Fee Revenues decreased by $2 million or 1% for the three months ended June 30, 2023 relative to the three months ended June 30, 2022. The decrease was primarily attributable to the decline in fees earned from BEP resulting from the decrease in its market capitalization, as well as catch-up fees earned on our global transition fund in the prior year. The overall decrease was partially offset by increased fees earned by our flagship funds as well as an increase in incentive distributions from BEP due to a 5% increase in distributions compared to the prior period.

For the six months ended June 30, 2023 and 2022

Fee Revenues increased by $6 million or 2% for the six months ended June 30, 2023 relative to the six months ended June 30, 2022. Fees from our long-term private funds increased $27 million relative to prior period due to an increase in fees earned on our global transition fund as well as an increase in fundraising and capital deployments across our other private funds. Incentive distributions from BEP increased by $8 million, due to an increase in distributions compared to the prior period. These increases were partially offset by a decrease in

D-3-36	35

perpetual strategy fees of $24 million predominantly due to lower fees earned from BEP resulting from a decrease in its market capitalization.

Infrastructure

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Infrastructure investment strategy as at June 30, 2023 and December 31, 2022, and Fee Revenues for the three months ended June 30, 2023 and 2022.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022

Long-term private funds	$47,580	$44,512
Permanent capital vehicles and perpetual strategies	48,994	41,375

Total Fee-Bearing Capital	$96,574	$85,887

	Three Months Ended		Six Months Ended

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2023	2022	2023	2022

Balance, beginning of period	$92,752	$75,530	$85,887	$67,736
Inflows	2,511	4,283	6,455	9,591
Outflows	—	—	(6)	—
Distributions	(988)	(1,052)	(1,902)	(2,152)
Market valuation	2,361	(4,341)	4,821	(1,459)
Other	(62)	(256)	1,319	448

Change	3,822	(1,366)	10,687	6,428

Balance, end of period	$96,574	$74,164	$96,574	$74,164

For the three months ended June 30, 2023 and 2022

During the three months ended June 30, 2023, Fee-Bearing Capital increased by $3.8 billion or 4% to $97 billion, predominantly due to inflows from fundraising for our fifth flagship fund. Additionally, Fee-Bearing Capital increased by $2.4 billion as a result of the higher market capitalization of BIP, due to the increase in its share price. These increases were partially offset by distributions paid to limited partners in our long-term private funds and to unitholders across our permanent capital vehicles.

During the three months ended June 30, 2022, Fee-Bearing Capital decreased by $1.4 billion or 2% to $74 billion primarily as a result of the lower market capitalization of BIP due to the decline in its share price. Additionally,

D-3-37	36

Fee-Bearing Capital decreased due to distributions to unitholders. These decreases were partially offset by inflows from capital deployed within our perpetual infrastructure fund and follow-on investments within our third flagship fund.

For the six months ended June 30, 2023 and 2022

During the six months ended June 30, 2023, Fee-Bearing Capital increased by $10.7 billion or 12% to $97 billion. This increase was predominantly due to capital raised for our fifth flagship fund, as well as the capital deployed from follow-on investments within our third flagship fund. Additionally, Fee-Bearing Capital increased as a result of the higher market capitalization of BIP driven by an increase in its share price. These increases were partially offset by distributions paid to limited partners in our long-term private funds and to unitholders across our permanent capital vehicles.

During the six months ended June 30, 2022, Fee-Bearing Capital increased by $6.4 billion or 9% to $74 billion, predominantly due to inflows from a capital market issuance, capital deployed within our perpetual strategies, and capital deployed for follow-on investments within our third flagship fund. These increases were partially offset by a decrease in market valuations as a result of the lower market capitalization of BIP and distributions to our investors.

Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$89	$56	$179	$109
Co-investment and other funds	15	9	28	20

	104	65	207	129
Perpetual strategies
BIP[1]	106	105	206	223
Co-investment and other funds	23	15	45	21

	129	120	251	244
Catch-up fees	5	—	10	—
Transaction and advisory fees	2	3	4	33

Total management and advisory fees	240	188	472	406
Incentive distributions	66	60	132	120

Total Fee Revenues	$306	$248	$604	$526

1.	BIP Fee-Bearing Capital as at June 30, 2023 is $34 billion (2022 - $29 billion).

For the three months ended June 30, 2023 and 2022

Fee Revenues increased by $58 million or 23% for the three months ended June 30, 2023 relative to the three months ended June 30, 2022. Fees from our long-term private funds increased by $39 million, primarily due to capital raised for our fifth flagship fund. Additionally, Fee Revenues increased by $9 million due to fees earned from our other perpetual strategies resulting from capital deployed in other funds.

For the six months ended June 30, 2023 and 2022

Fee Revenues increased by $78 million or 15% for the six months ended June 30, 2023 relative to the six months ended June 30, 2022. Fees from our long-term private funds increased by $78 million primarily due to capital

D-3-38	37

raised for our fifth flagship fund. Fee Revenues from our perpetual strategies increased by $7 million, driven by capital deployed by BSIP, partially offset by lower fees earned from BIP due to a lower market capitalization from a decline in its stock price. Catch-up fees increased by $10 million due to follow on closes for our fifth flagship fund and incentive distributions increased by $12 million due to an increase in BIP’s quarterly dividend. The increases were partially offset by a decrease of $29 million of transaction and advisory fees as the prior year benefited from fees that were one time in nature.

Real Estate

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital for our Real Estate investment strategy as at June 30, 2023 and December 31, 2022, and Fee Revenues for the three months ended June 30, 2023 and 2022.

We have provided additional details, where referenced, to explain significant movements from the prior period.

Fee-Bearing Capital

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$67,099	$69,473
Permanent capital vehicles and perpetual strategies	31,082	33,552
Total Fee-Bearing Capital	$98,181	$103,025

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Balance, beginning of period	$98,092	$84,704	$103,025	$82,282
Inflows	1,948	4,073	3,381	6,290
Outflows	(144)	(157)	(276)	(246)
Distributions	(1,482)	(1,144)	(3,528)	(2,660)
Market valuation	200	1,225	(1,633)	2,186
Other	(433)	645	(2,788)	1,494
Change	89	4,642	(4,844)	7,064
Balance, end of period	$98,181	$89,346	$98,181	$89,346

For the three months ended June 30, 2023 and 2022

During the three months ended June 30, 2023, Fee-Bearing Capital increased by $89 million to $98 billion, primarily attributable to inflows from capital deployed within our third flagship fund and various other private funds, partially offset by distributions to our Limited Partners.

D-3-39	38

During the three months ended June 30, 2022, Fee-Bearing Capital increased by $4.6 billion or 5% to $89 billion, predominantly due to inflows from capital raised for our fourth flagship real estate fund, capital deployed across various other fund strategies, and higher market valuations in our perpetual strategies. These increases were partially offset by distributions to our investors.

For the six months ended June 30, 2023 and 2022

During the six months ended June 30, 2023, Fee-Bearing Capital decreased by $4.8 billion or 5% to $98 billion predominantly due to distributions within our perpetual strategies, flagship and other private funds. Our permanent capital vehicles and perpetual strategies decreased due to a decline in the market valuation of certain assets. These decreases were partially offset by inflows attributable to capital deployed by our third flagship fund.

During the six months ended June 30, 2022, Fee-Bearing Capital increased by $7.1 billion or 9% to $89 billion, predominantly due to inflows from capital raised for our fourth flagship real estate fund and capital deployed across various other fund strategies. Additionally, Fee-Bearing Capital increased due to higher market valuations in our perpetual strategies. These increases were partially offset by distributions to our investors.

Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$95	$87	$192	$172
Co-investment and other funds	73	55	155	105
	168	142	347	277
Perpetual strategies
BPG1	50	58	100	113
Co-investment and other funds	27	27	58	49
	77	85	158	162
Catch-up fees	—	10	1	12
Transaction and advisory fees	3	—	3	—
Total management and advisory fees	248	237	509	451
Incentive distributions	—	—	—	—
Total Fee Revenues	$248	$237	$509	$451

1.	BPG Fee-Bearing Capital as at June 30, 2023 is $19 billion (2022 - $21 billion).

For the three months ended June 30, 2023 and 2022

Fee Revenues increased by $11 million or 5% for the three months ended June 30, 2023 relative to the three months ended June 30, 2022. Our long-term private funds contributed $26 million to this increase primarily due to contributions from fundraising our fourth flagship fund as well as fees earned on other fund investments. These increases were partially offset by the decrease in revenues earned from our perpetual vehicle due to a decline in its net asset value.

For the six months ended June 30, 2023 and 2022

During the six months ended June 30, 2023, Fee Revenues increased by $58 million or 13% due to the increase in revenues earned by our fourth flagship fund as a result of increased commitments throughout 2022, as well as

D-3-40	39

an increase in fees earned on other fund investments. These increases were partially offset by catch-up fees recognized on our fourth flagship funds in the prior year and a decrease in fees earned by our perpetual vehicle due to the decrease in Fee-Bearing Capital of BPG as well as disposition of investments within earlier vintages of our flagship funds.

Private Equity

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at June 30, 2023 and December 31, 2022, and Fee Revenues for the three months ended June 30, 2023 and 2022.

Fee-Bearing Capital

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$33,051	$31,501
Permanent capital vehicles and perpetual strategies	7,485	7,816
Total Fee-Bearing Capital	$40,536	$39,317

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Balance, beginning of period	$39,472	$35,917	$39,317	$34,395
Inflows	1,088	4,274	2,565	6,341
Outflows	—	—	—	—
Distributions	(11)	(594)	(116)	(605)
Market valuation	(1)	(999)	(292)	(1,544)
Other	(12)	356	(938)	367

Change	1,064	3,037	1,219	4,559

Balance, end of period	$40,536	$38,954	$40,536	$38,954

For the three months ended June 30, 2023 and 2022

During the three months ended June 30, 2023, Fee-Bearing Capital increased by $1.1 billion to $41 billion primarily due to capital raised for our sixth flagship private equity fund and capital deployed across various funds.

D-3-41	40

During the three months ended June 30, 2022, Fee-Bearing Capital increased by $3 billion or 8% to $39 billion, predominantly due to inflows from our sixth flagship private equity fund and capital deployed across various funds. This increase was partially offset by a decrease in market valuations as a result of the lower market capitalization of BBU and distributions to our investors.

For the six months ended June 30, 2023 and 2022

During the six months ended June 30, 2023, Fee-Bearing Capital increased by $1.2 billion or 3% to $41 billion. Our long-term private funds contributed an increase in inflows of $3 billion. This was largely driven by capital raised for our sixth flagship private equity fund and capital deployed across other strategies. This increase was partially offset by the expiration of the management fee period of a mature flagship fund and distributions to our Limited Partners.

During the six months ended June 30, 2022, Fee-Bearing Capital increased by $4.6 billion or 13% to $39 billion due to inflows associated with our flagship funds and capital deployed in other strategies. This increase was partially offset by distributions to our investors and by a decrease in market valuation resulting from the decline in BBU’s share price.

Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Management and advisory fees
Long-term private funds
Flagship funds	$44	$30	$86	$55
Co-investment and other funds	45	50	93	95

	89	80	179	150
Perpetual strategies
BBU1	23	23	46	47
Co-investment and other funds	—	—	—	—

	23	23	46	47
Catch-up fees	3	—	6	—
Transaction and advisory fees	2	3	3	4

Total management and advisory fees	117	106	234	201
Incentive distributions	—	—	—	—

Total Fee Revenues	$117	$106	$234	$201

1.	BBU Fee-Bearing Capital as at June 30, 2023 is $7 billion (2022 - $8 billion).

For the three months ended June 30, 2023 and 2022

Fee Revenues increased by $11 million or 10% for the three months ended June 30, 2023 relative to the three months ended June 30, 2022. This increase is primarily due to a $9 million increase in Fee Revenues from our long-term private funds, specifically due to inflows of new commitments from our sixth flagship private equity fund. This increase is partially offset by a decrease in fees earned within our other funds.

For the six months ended June 30, 2023 and 2022

Fee Revenues increased by $33 million or 16% for the six months ended June 30, 2023 relative to the six months ended June 30, 2022. This increase is primarily due to a $29 million increase in Fee Revenues from our long-term private funds and catch up fees, primarily attributable to fundraising for our sixth flagship private equity fund.

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Credit and Other

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our credit and other investment strategy as at June 30, 2023 and December 31, 2022 and Fee Revenues for the three months ended June 30, 2023 and 2022.

Fee-Bearing Capital

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022

Long-term private funds	$52,058	$46,663
Perpetual strategies	28,049	23,902
Liquid strategies	72,429	71,851

Total Fee-Bearing Capital	$152,536	$142,416

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Balance, beginning of period	$148,861	$130,968	$142,416	$132,195
Inflows	6,166	22,300	15,516	28,525
Outflows	(3,754)	(5,630)	(8,368)	(10,363)
Distributions	(629)	(487)	(1,860)	(927)
Market valuation	1,134	(7,234)	3,419	(9,144)
Other	758	(663)	1,413	(1,032)

Change	3,675	8,286	10,120	7,059

Balance, end of period	$152,536	$139,254	$152,536	$139,254

For the three months ended June 30, 2023 and 2022

During the three months ended June 30, 2023, Fee-Bearing Capital increased by $3.7 billion or 2% to $153 billion, primarily due to the inflows driven by capital deployed within our long-term private funds, particularly by deployments

D-3-43	42

within our tenth and eleventh flagship opportunistic credit funds. Additionally, Fee-Bearing Capital increased due to capital deployed within our Insurance Solutions business. This increase was partially offset by outflows related to our Public Securities Group.

During the three months ended June 30, 2022, Fee-Bearing Capital increased by $8.3 billion or 6% to $139 billion, predominantly due to inflows resulting from Brookfield Reinsurance’s acquisition of American National and capital deployed within our credit strategies. This was partially offset by lower market valuations in our open-end credit funds, outflows due to redemptions within our liquid and perpetual strategies, and distributions to our investors.

For the six months ended June 30, 2023 and 2022

During the six months ended June 30, 2023, Fee-Bearing Capital increased by $10 billion or 7% to $153 billion, due to growth across all strategies. Our long-term private funds’ increase is driven by deployments within our tenth and eleventh flagship opportunistic credit funds. Our perpetual strategies increased primarily due to capital deployments as well as acquisitions within our Insurance Solutions business. This overall increase was partially offset by redemptions and lower market valuations adversely impacting liquid strategies.

During the six months ended June 30, 2022, Fee-Bearing Capital increased by $7.1 billion or 5% to $139 billion, predominantly due to inflows resulting from Brookfield Reinsurance’s acquisition of American National and capital deployed within our credit strategies. This was partially offset by outflows due to redemptions within our liquid and perpetual strategies, and distributions to our investors.

Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Management and advisory fees
Long-term private funds	$141	$127	$274	$247
Perpetual strategies	58	42	113	83
Liquid strategies1	61	68	123	139
Transaction and advisory fees	—	8	—	8

Total Fee Revenues	$260	$245	$510	$477

1.	Represents open-end funds within our credit strategies, and Oaktree’s investment in a fixed income manager, as well as in publicly listed securities.

For the three months ended June 30, 2023 and 2022

Fee Revenues increased by $15 million or 6% for the three months ended June 30, 2023 relative to the three months ended June 30, 2022. The increase was predominately attributable to incremental fees earned on deployments in our tenth and eleventh flagship opportunistic credit funds. In addition, fees from perpetual strategies increased by $16 million as a result of higher Fee- Bearing Capital driven by valuation increases and capital deployed across these strategies. These increases were partially offset by a $7 million decrease in our liquid strategies due to redemptions.

For the six months ended June 30, 2023 and 2022

Fee Revenues increased by $33 million or 7% for the six months ended June 30, 2023 relative to the six months ended June 30, 2022. The increase was predominately attributable to incremental fees earned on our long-term private funds and perpetual strategies. Fees from our long-term private funds increased due to deployments across our credit flagship funds. In addition, fees from perpetual strategies increased by $30 million as a result of higher Fee-Bearing Capital driven by valuation increases and capital deployed across these strategies. These increases were offset by a $16 million decrease in our liquid strategies due to redemptions.

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Reconciliation of U.S. GAAP to Non-GAAP Measures

Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.

Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings

The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings for the periods presented for the asset management business.

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Net Income	$580	$834	$1,096	$1,557
Add or subtract the following:
Provision for taxes(a)	156	162	249	304
Depreciation, amortization and other(b)	3	1	7	3
Carried interest allocations(c)	(114)	(163)	(173)	(162)
Carried interest allocation compensation(c)	(3)	18	85	131
Other income and expenses(d)	(72)	(269)	(50)	(726)
Interest expense paid to related parties(d)	5	43	7	85
Interest and dividend revenue(d)	(40)	(74)	(83)	(141)
Other revenues(e)	(31)	(22)	(194)	(40)
Share of income from equity accounted investments(f)	(29)	(87)	(72)	(155)
Fee-related earnings of partly owned subsidiaries at our share(f)	65	64	127	124
Compensation costs recovered from affiliates(g)	22	—	96	—
Fee Revenues from BSREP III & other(h)	6	9	—	28

Fee-Related Earnings	$548	$516	$1,095	$1,008

Cash taxes(i)	(68)	(21)	(105)	(42)
Equity-based compensation expense and other(j)	47	16	100	36

Distributable Earnings	$527	$511	$1,090	$1,002

(a)

This adjustment removes the impact of income tax provisions (benefit) on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.

(b)	This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.

(c)	These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are unrealized in nature.

(d)	These adjustments remove other income and expenses associated with non-cash fair value changes and remove interest and charges paid or received related to intercompany or related party loans.

(e)	This adjustment adds back other revenues earned that are non-cash in nature.

(f)	These adjustments remove our share of partly owned subsidiaries’ earnings, including items (a) to (e) above and include its share of partly owned subsidiaries’ Fee-Related Earnings.

(g)	This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.

D-3-45	44

(h)	This adjustment adds base management fees earned from funds that are eliminated upon consolidation and other items..

(i)	Represents the impact of cash taxes paid by the business.

(j)

This adjustment adds back equity-based compensation and other income associated with the Company’s portion of partly owned subsidiaries’ investment income, realized carried interest and other income and other items..

Reconciliation of Revenues to Fee Revenues

The following presents our reconciliation of management fee revenues to Fee Revenues for the periods presented.

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Total management fee revenues	$770	$665	$1,561	$1,336
Fee Revenues from equity-accounted investments(a)	310	302	603	580
BSREP III Fees & other(b)	6	26	2	42

Fee Revenues	$1,086	$993	$2,166	$1,958

(a)	This adjustment adds management fees at 100% ownership.

(b)

This adjustment adds base management fees earned from BSREP III and other funds that are eliminated upon consolidation as prior to the Arrangement we consolidated both the entities which earned these base management fees and BSREP III in the combined financial statements. Subsequent to the Arrangement, we include the base management fees associated with BSREP III in Fee Revenues as we no longer consolidate BSREP III and therefore the related base management fees are no longer eliminated.

Liquidity and Capital Resources

Liquidity

The Manager undertakes limited activities, primarily receiving dividends from our asset management business as its main source of income and, in turn, making distributions to shareholders in accordance with its dividend policy. It employs a limited number of resources who provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is available through a credit facility that is provided by our asset management business.

Manager Credit Facility with the Asset Management Business

On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility in favor of the Manager for the amount of U.S. $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian dollar bankers’ acceptance rate (“CDOR”). As at June 30, 2023, the Manager has drawn $124 million from the credit facility.

Our Asset Management Business Liquidity

Our asset management business maintains sufficient liquidity at all times enabling it to participate in opportunities as they arise, withstand sudden adverse changes in economic conditions, and sustain distributions to the Manager and the Corporation. Its primary sources of liquidity, which we refer to as core liquidity, consist of cash and financial assets, as well as a credit facility with the Corporation.

As at June 30, 2023, core liquidity for our asset management business was $3.0 billion, consisting of $2.9 billion of cash and financial assets, of which $2.7 billion was on deposit with the Corporation. Additionally, the asset management business has a U.S.$300 million revolving credit facility established on November 8, 2022, with the Corporation as lender. The facility is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, while Canadian Dollar borrowings are subject to the Canadian Prime Rate or CDOR. This liquidity is readily available for use without any material tax consequences and can be

D-3-46	45

deployed to support our asset management business in funding strategic transactions as well as seeding new investment products. As at June 30, 2023 the Asset Management Company has drawn $194 million from the credit facility.

The following table presents core liquidity of our asset management business:

	Manager Liquidity		Group Liquidity(a)

AS AT (MILLIONS)	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022

Cash and financial assets	$2,918	$3,545	$25,840	$29,809
Undrawn committed credit facility	106	300	4,467	5,438

Core liquidity	3,024	3,845	30,307	35,247
Uncalled private fund commitments	—	—	83,075	87,364

Total liquidity	$3,024	$3,845	$113,382	$122,611

(a)

Group liquidity consists of: (1) core liquidity (cash, financial assets, and undrawn credit facilities) of the Company and the perpetual affiliates, and (2) uncalled private fund commitments, which are third-party commitments available for drawdown in the private funds of our asset management business.

Uncalled Fund Commitments

The following presents our Uncalled Fund Commitments as of June 30, 2023 of each year and December 31, 2022:

AS AT DECEMBER 31 (MILLIONS)	2023	2024	2025	2026	2027 +	Total 2023	Dec. 2022

Renewable power and transition	$—	$64	$113	$—	$16,031	$16,208	$14,835
Infrastructure	—	49	192	—	15,391	15,632	21,895
Real estate	382	728	234	3,170	15,105	19,619	21,981
Private equity	65	—	550	—	10,466	11,081	11,003
Credit and other	55	1,129	450	579	18,322	20,535	17,650

	$502	$1,970	$1,539	$3,749	$75,315	$83,075	$87,364

Approximately $40 billion of the Uncalled Fund Commitments are not currently earning fees. The remainder will become fee-bearing once the capital is invested.

Capital Resources

Contractual Obligations

On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $2.0 billion of the total commitment as of June 30, 2023 (December 31, 2022 – $1.8 billion).

Clawback Obligations

Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at June 30, 2023, and December 31, 2022 and for the three and six months ended June 30, 2023 and June 30, 2022.

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Capital Requirements

Certain U.S. and non-U.S. entities of our asset management business are subject to various investment advisor and other financial regulatory rules and requirements that may include minimum net capital requirements.

Off-Balance Sheet Arrangements

In the normal course of business, the Company enters into contractual obligations which include commitments to provide guarantees. As at June 30, 2023 the total amount of these guarantees was $700 million.

Related Party Transactions

The Manager and our asset management business entered into a number of related party transactions with the Corporation. See Note 10 “Related Party Transactions” of the Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and June 30, 2022.

Recent Developments

On July 5, 2023, Brookfield Reinsurance (“BNRE”) and American Equity Investment Life Holding Company (“AEL”) entered into a merger agreement whereby BNRE will acquire all of the outstanding common stock of AEL it does not already own. As part of the agreement, each AEL shareholder will receive $55.00 per AEL share, consisting of $38.85 in cash and 0.49707 of a Class A Share of the Manager, subject to adjustment in certain circumstances.

BNRE, the Corporation and the Manager entered into a share purchase agreement in connection with the transaction pursuant to which the Corporation will facilitate the delivery of Class A Shares of the Manager offered as consideration under the merger agreement.

Subject to this occurring, the Manager’s public float will increase by approximately 10% and the Manager’s interest in the Asset Management Company will increase from 25% to approximately 27%. The Manager will not have any ownership interest in AEL following the completion of the transaction.

For further details refer to Note 9 “Subsequent Events” of the Condensed Consolidated Financial Statements of the Manager.

Summary of Significant Accounting Policies of the Manager

The Manager prepares consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the consolidated financial statements are presented fairly. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances). Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated and Combined Financial Statements of the Manager as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and June 30, 2022.

The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party

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receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2.

Consolidation

The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. As at June 30, 2023, the Manager is not the primary beneficiary of any VIE.

All intercompany balances and transactions have been eliminated on consolidation.

Equity Method Investments

Investments in which the Manager is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.

The carrying value of equity method investments is determined based on amounts invested by the company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager’s share of earnings from equity investments is included in the Share of income from equity investments in the Condensed Consolidated Statements of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager’s equity accounted investments.

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Quantitative and Qualitative Risk Disclosures

The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business.

Market Risk

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and foreign currency risk. There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2022. Please refer to the year end MD&A included within the 20-F for further details.

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BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2023

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BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2023	2022

Assets
Cash and cash equivalents	$12	$1
Due from affiliates	810	782
Other assets	41	—
Investments	2,305	2,378

Total assets	$3,168	$3,161

Liabilities
Accounts payable and accrued liabilities	$766	$781
Due to affiliates	168	3

Total liabilities	934	784
Commitment and contingencies
Equity
Common Stock:
Class A (unlimited authorized and 412,586,307 issued and 391,660,962 outstanding)	2,356	2,410
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (20,925,345 shares)	(517)	(330)
Additional paid-in-capital	383	278
Retained earnings (deficit)	(1)	19
Accumulated other comprehensive income	4	—
Non-controlling interest	9	—

Total equity	2,234	2,377

Total liabilities and equity	$3,168	$3,161

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BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Operating recoveries	$47	$185

Expenses
Compensation and benefits	(37)	(122)
Carried interest allocation compensation
Realized	(14)	(14)
Unrealized	1	(55)

Total carried interest allocation compensation	(13)	(69)
Interest Expense	(2)	(3)

Total expenses	(52)	(194)
Share of income from equity method investments	114	243

Net income	$109	$234

Net income per share of common stock
Basic	$0.28	$0.59
Diluted	$0.28	$0.59

Weighted-average shares of common stock outstanding
Basic	392.1	393.5
Diluted	396.3	399.6

Comprehensive income:
Net income	$109	$234
Other comprehensive income:
Currency translation from equity method investments	4	4

Other comprehensive income	4	4

Comprehensive income	$113	$238

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BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.

AS AT (MILLIONS)	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained earnings (deficit)	Accumulated other comprehensive income	Non- controlling interest	Total equity

Balance at March 31, 2023	392,619,562	21,280	$2,411	$(482)	$374	$17	$—	$9	$2,329
Net income	—	—	—	—	—	109	—	—	109
Currency translation	—	—	—	—	—	—	4	—	4
Share subscriptions	158,300	—	1	—	(1)	—	—	—	—
Purchase of treasury shares, net	(1,116,900)	—	—	(35)	—	—	—	—	(35)
Contributions	—	—	—	—	10	—	—	—	10
Distributions	—	—	(56)	—	—	(127)	—	—	(183)

Balance at June 30, 2023	391,660,962	21,280	$2,356	$(517)	$383	$(1)	$4	$9	$2,234

	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.

AS AT (MILLIONS)	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained earnings (deficit)	Accumulated other comprehensive income	Non- controlling interest	Total equity

Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$—	$—	$2,377
Net income	—	—	—	—	—	234	—	—	234
Currency translation	—	—	—	—	—	—	4	—	4
Share subscriptions	373,344	—	2	—	(2)	—	—	—	—
Purchase of treasury shares, net	(4,867,110)	—	—	(187)	—	—	—	—	(187)
Contributions	—	—	—	—	107	—	—	9	116
Distributions	—	—	(56)	—	—	(254)	—	—	(310)

Balance at June 30, 2023	391,660,962	21,280	$2,356	$(517)	$383	$(1)	$4	$9	$2,234

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BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Operating activities
Net income	$109	$234
Non-cash adjustments:
Share of (income) loss from investments accounted for under the equity method, net	17	20
Stock based equity awards	1	2
Working capital movements:
Due from affiliates	65	(28)
Due to affiliates	39	41
Accounts payable	(107)	(15)
Other non-cash operating items	10	12

	134	266
Investing activities
Acquisitions
Purchase of tracking option	—	(41)

	—	(41)
Financing activities
Stock based compensation prepayment from affiliates	—	104
Change in due to affiliates	29	124
Proceeds (costs) related to issuance of shares	(1)	(1)
Distributions paid to common stockholders	(127)	(254)
Purchase of treasury shares	(35)	(187)

	(134)	(214)
Cash and cash equivalents
Change in cash and cash equivalents	—	11
Balance, beginning of period	12	1

Balance, end of period	$12	$12

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BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION

Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC (“our asset management business” or the “Company”) is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

On December 9, 2022, Brookfield Corporation (the “Corporation”) completed the partial spin-off of Brookfield Asset Management ULC (the “Arrangement”). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis.

The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and are presented in U.S. Dollars. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring

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items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements included in the Manager’s 20-F for the year ended December 31, 2022.

Use of Estimates

The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. As at June 30, 2023, the Manager is not the primary beneficiary of any VIE.

All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Condensed Consolidated Statements of Comprehensive Income.

Equity Method Investments

Investments in which the Manager is deemed to exert significant influence, but not control are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.

The carrying value of equity method investments is determined based on amounts invested by the Company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager’s share of earnings from equity investments is included in the share of income from equity method investments in the Condensed Consolidated Statement of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager’s equity accounted investments.

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Other Assets

Other assets include investments in options to acquire shares of the Company. The Manager has elected the measurement alternative for equity investments without readily determinable fair values to be measured at cost minus impairment, if any. The carrying amount of these investments as of June 30, 2023 is $41 million. For the six months ended June 30, 2023, there has been no downward or upward adjustments made to the carrying amount of these investments due to impairment or observable price changes in orderly transactions for identical or similar investment of the same issuer.

Operating Recoveries

Operating Recoveries relates to the AMSA between the Manager and Brookfield Asset Management ULC and the Relationship Agreement between the Manager, Brookfield Asset Management ULC and the Corporation.

Under the perpetual AMSA, recoveries are recognized on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Income generated under the AMSA relating to these services is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for refunding the difference to the Corporation or Brookfield Asset Management ULC.

Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income when services are performed.

To the extent that Brookfield Asset Management ULC makes payments to the Manager under the AMSA for share-based awards before they vest, such prepayments are recognized by the Manager as deferred income included in Accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheet.

Compensation and Benefits

Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation cost relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value at the grant date and expensed over the vesting period. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period.

In the normal course of business, the Manager issues share-based compensation awards to employees of Brookfield Asset Management ULC. Such awards are accounted for as awards issued to employees of equity method investees under ASC 323 Investments – Equity Method and Joint Ventures. As the awards vest, the Manager recognizes the entire cost of the awards as an expense included in share of income from equity method investments, as no proportionate funding by the other investors occurs and the Manager does not receive any increase in its relative ownership percentage of Brookfield Asset Management ULC. However, the cost associated with the investor’s ownership interest is recognized when the Manager recognizes its share of Brookfield Asset Management ULC’s earnings. Brookfield Asset Management ULC reimburses the Manager for such awards, which the Manager recognizes as income included in share of income from equity method

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investments in the same period as the associated cost of issuing the awards. As such, this arrangement with Brookfield Asset Management ULC has no net impact on the Manager’s Condensed Consolidated Statement of Comprehensive Income. To the extent that Brookfield Asset Management ULC reimburses the Manager for such awards before they vest, the Manager recognizes the advanced reimbursement in additional paid-in capital.

Refer to Note 5 for further details of the Manager’s share based compensation.

Carried Interest Compensation Expense

Carried interest is performance-based compensation associated with realized or unrealized carried interest earned on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable from Brookfield Asset Management ULC to the Manager and the Corporation under the terms of both the ASMA and the Relationship Agreement.

Related Parties

In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.

Dividends

Dividends are reflected in the Condensed Consolidated Financial Statements when declared.

Earnings per Share

The Manager uses the two class method to calculate basic and diluted net income per share. Undistributed earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Undistributed losses are not allocated to participating securities that do not have a contractual obligation to share in losses.

Diluted net income per share reflects the impact of dilutive instruments, which are generally determined using the treasury stock method. For potentially dilutive instruments that are also participating securities, the treasury stock method or the two-class method, whichever, produces the more diluted result, is used to determine diluted net income per share.

3.	INVESTMENTS

The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its 25% equity interest and its ability to appoint two directors on the VIE’s board.

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The summarized financial information and results of the Company’s equity method investment in Brookfield Asset Management ULC as at June 30, 2023 and December 31, 2022, and for the three and six months ended June 30, 2023 are outlined in the tables below:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2023	2022

Cash	$2,918	$3,545
Investments	7,364	6,877
Assets	14,060	14,087
Liabilities	2,590	2,670
Preferred shares redeemable non-controlling interest	2,032	1,811
Equity	9,438	9,606

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Revenues	$985	$2,039
Expenses	(350)	(816)
Net income	580	1,096
Net (income) loss attributable to preferred share redeemable non-controlling interest	(90)	(71)
Net (income) loss attributable to non-controlling interest	(35)	(54)
Net income attributable to the common stockholders	455	971

As of June 30, 2023, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

For the three and six months ended June 30, 2023, the Manager’s share of net income from the Company was $114 million and $243 million respectively. The Manager received cash distributions from the Company of $263 million as of June 30, 2023. The Manager had a cumulative deficit of $1 million.

4.	INCOME TAXES

The Manager does not currently carry a provision (benefit) for taxes.

As of June 30, 2023 and December 31, 2022, the Manager did not have any material unrecognized tax benefits related to uncertain tax positions and had no material temporary differences.

The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of June 30, 2023, no tax returns are subject to examination.

5.	SHARE-BASED COMPENSATION

The Manager and the Corporation have granted share-based compensation awards to certain employees and non-employee directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

For the three months ended June 30, 2023 no stock options were issued. For the six months ended June 30, 2023 the Manager granted 7.9 million stock options at a weighted average exercise price of $35.13. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5%

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volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the options granted was $41.3 million.

For the three months ended June 30, 2023 no escrowed shares were issued. For the six months ended June 30, 2023 the Manager granted 4.8 million escrowed shares at a weighted average exercise price of $35.13. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the escrowed shares granted was $25.2 million.

The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Expense arising from equity classified share-based payment transactions	$9	$18
Expense arising from liability classified share-based payment transactions	5	30

	$14	$48

Management Share Option Plan

The Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three months ended and six months ended June 30, 2023, the total expense incurred by the Manager with respect to MSOP totaled $3 million and $5 million, respectively.

Escrowed Stock Plan

The Escrowed Stock Plan (“ES”) shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.

For the three months ended and six months ended June 30, 2023, the total expense incurred with respect to the ES Plan totaled $5 million and $10 million, respectively.

Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

Compensation expense recognized for the three months ended and six months ended was $1 million and $3 million, respectively.

D-3-61	60

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs and RSUs into cash upon retirement or cessation of employment.

The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted.

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. As these awards are liability classified, the amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the three months ended and six months ended June 30, 2023, employee compensation expense totaled $5 million and $30 million respectively due to a change in the underlying share price.

6.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares and participating securities, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures.

Basic and diluted net income per share of common stock for the three and six months ended June 30, 2023 was calculated as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2023	2023	2023

	Class A	Class B	Class A	Class B

Numerator
Net income	$109	$—	$234	$—
Denominator
Weighted average of common stock outstanding - basic	392.1	—	393.5	—
Dilutive effect of conversion of options and escrowed shares using treasury stock method	4.2	—	6.1	—
Weighted average of common stock outstanding - diluted	396.3	—	399.6	—
Net Income per Share
Earnings per share - basic	$0.28	$0.28	$0.59	$0.59
Earnings per share - diluted	0.28	0.28	0.59	0.59

D-3-62	61

The following weighted average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded in the above computation of diluted net income per share attributable to common shareholders for the period presented due to their anti-dilutive effect:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Management stock options of the Manager issued and allocated	10.6	7.8
Escrow shares of the Manager issued and allocated	4.9	3.7
Restricted shares of the Manager issued and allocated	—	—

Total	15.5	11.5

7.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Manager enters into transactions with related parties by recovering or bearing the cost of certain employee compensation awards with the Corporation and Brookfield Asset Management ULC and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term capital requirements.

Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. For the three and six months ended June 30, 2023, under this arrangement the Manager has recognized $36 million and $87 million, respectively in Operating Recoveries. In addition, the Manger recovered $2 million in Unrealized carried interest compensation expense from the asset management business for the six months ended.

As outlined in the Relationship Agreement, the Corporation is responsible for the stock based awards which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. For the three and six months ended June 30, 2023, the Manager has recognized $19 million and $100 million in Operating Recoveries under this arrangement, respectively.

Under the TSA, Brookfield Asset Management ULC and the Corporation provide the Manager certain services to support day-to-day corporate activities. For services provided to the Manager, costs are recorded on a gross basis in the Condensed Consolidated Statement of Comprehensive Income. For the three and six months ended June 30, 2023, the Manager has recognized $nil in the Condensed Consolidated Statement of Comprehensive Income under this arrangement.

For three months ended, the Manager received from Brookfield Asset Management ULC prepayments under the AMSA for share-based compensation of $nil, which represent deferred income and have been included in Accounts payable and accrued liabilities For the six months ended the Manager received from Brookfield Asset Management ULC advanced reimbursements for Manager share-based awards issued to employees of Brookfield Asset Management ULC of $88 million, which has been recorded in additional paid-in capital.

The balances due from affiliates related to compensation costs are presented in Due from affiliates on the Condensed Consolidated Balance Sheet and the balances due to affiliates are presented in Due to Affiliates.

D-3-63	62

Due from affiliates and Due to affiliates consisted of the following:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2023	2022

Due from Affiliates
Receivables related to share and cash-based compensation	$776	$782
Other transactions with related parties	34	—

	$810	$782

Due to Affiliates
Borrowings on short-term credit facility	$124	$—
Other transactions with related parties	44	3

	$168	$3

In the current period, the Manager recorded its share of a non-cash distribution declared by ULC to the Corporation in the amount of $56 million within the Condensed Consolidated Statement of Changes in Equity.

In addition, the Manager purchased options to acquire Brookfield Asset Management ULC’s shares for $41 million during the three months ended March 31, 2023. No additional options were purchased during the three months ended June 30, 2023. These options track certain options issued under our Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as the tracked Manager options. As of June 30, 2023, the carrying amount of these options is $41 million, included in other assets on the Condensed Consolidated Balance Sheet.

8.	COMMITMENTS AND CONTINGENCIES

Litigation

The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s business is also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

9.	SUBSEQUENT EVENTS

On August 8, 2023, the Board of the Manager declared a quarterly dividend of $0.32 per share, payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023.

On July 5, 2023 Brookfield Reinsurance Ltd. signed an agreement to acquire all of the outstanding shares of common stock of American Equity Investment Life Holding Company (“AEL”). In connection with the transaction, the Manager will issue Class A limited voting shares to the Corporation in exchange for a portion of its interest in the Asset Management Company. As consideration, AEL shareholders will receive a combination of cash and Brookfield Asset Management Ltd. Class A limited voting shares issued to the Corporation with a value of approximately $1 billion increasing the public float by approximately 10% and decreasing the Corporation’s ownership interest in the Asset Management Company by 2%. The Manager will not have any ownership interest in AEL following the completion of the transaction.

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2023

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS (UNAUDITED)

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2023	2022
Assets
Cash and cash equivalents	$2,918	$3,545
Accounts receivable and other	510	429
Due from affiliates	2,129	2,121
Investments	7,364	6,877
Property, plant and equipment	65	68
Intangible assets	59	59
Goodwill	265	249
Deferred income tax assets	750	739

Total assets	$14,060	$14,087

Liabilities and shareholder’s equity
Accounts payable and other	$1,685	$1,842
Due to affiliates	890	811
Deferred income tax liabilities	15	17

Total liabilities	2,590	2,670

Commitments and contingencies

Preferred shares redeemable non-controlling interest	2,032	1,811

Equity
Common equity (common shares—unlimited authorized, 1,635,327,858 issued and outstanding)	9,013	9,271
Retained earnings	3	84
Accumulated other comprehensive income	166	153
Additional paid-in capital	65	—

Total common equity	9,247	9,508
Non-controlling interest	191	98

Total equity	9,438	9,606

Total liabilities, redeemable non-controlling interest and common equity	$14,060	$14,087

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Revenues
Base management and advisory fees	$770	$665	$1,561	$1,336
Investment income
Carried interest allocations
Realized	1	10	32	57
Unrealized	113	153	141	105

Total investment income	114	163	173	162
Interest and dividend revenue	40	74	83	141
Other revenues	61	22	222	40

Total revenues	985	924	2,039	1,679
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(258)	(134)	(557)	(303)
Other operating expenses	(78)	(55)	(148)	(106)
General, administrative and other	(12)	(34)	(19)	(74)

Total compensation, operating, and general and administrative expenses	(348)	(223)	(724)	(483)
Carried interest allocation compensation
Realized	(14)	(10)	(14)	(20)
Unrealized	17	(8)	(71)	(111)

Total carried interest allocation compensation	3	(18)	(85)	(131)
Interest expense	(5)	(43)	(7)	(85)

Total expenses	(350)	(284)	(816)	(699)
Other income (expenses), net	72	269	50	726
Share of income from equity accounted investments	29	87	72	155

Income before taxes	736	996	1,345	1,861
Income tax expense	(156)	(162)	(249)	(304)

Net income	580	834	1,096	1,557
Net (income) loss attributable to redeemable non-controlling interests in consolidated funds	—	(166)	—	(541)
Net (income) loss attributable to preferred share redeemable non-controlling interest	(90)	—	(71)	—
Net (income) loss attributable to non-controlling interest	(35)	—	(54)	—

Net income attributable to the common stockholders	$455	$668	$971	$1,016

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Net income	$580	$834	$1,096	$1,557
Currency translation, net of tax impact	7	(10)	13	(10)

Comprehensive income	587	824	1,109	1,547
Comprehensive loss (income) attributable to redeemable non-controlling interest in consolidated funds	—	(166)	—	(541)
Comprehensive loss (income) attributable to preferred share redeemable non-controlling interest	(90)	—	(71)	—
Comprehensive loss (income) attributable to non-controlling interest	(35)	—	(54)	—

Comprehensive income attributable to common stockholders	$462	$658	$984	$1,006

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS)	Common equity

	Common shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total common equity	Non- controlling interest	Total equity

Balance at March 31, 2023	$9,242	$32	$72	$159	$9,505	$156	$9,661
Net income	—	—	455	—	455	35	490
Currency translation	—	—	—	7	7	—	7
Contributions	—	33	—	—	33	—	33
Distributions	(229)	—	(524)	—	(753)	—	(753)
Transfer of interest	—	—	—	—	—	—	—

Balance at June 30, 2023	$9,013	$65	$3	$166	$9,247	$191	$9,438

AS AT (MILLIONS)	Common equity

	Common shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total common equity	Non- controlling interest	Total equity

Balance at December 31, 2022	$9,271	$—	$84	$153	$9,508	$98	$9,606
Net income	—	—	971	—	971	54	1,025
Currency translation	—	—	—	13	13	—	13
Contributions	—	65	—	—	65	10	75
Distributions	(229)	—	(1,052)	—	(1,281)	—	(1,281)
Transfer of interest	(29)	—	—	—	(29)	29	—

Balance at June 30, 2023	$9,013	$65	$3	$166	$9,247	$191	$9,438

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Operating activities
Net income	$580	$834	$1,096	$1,557
Other income, net	(66)	(269)	(44)	(726)
Other revenue	(37)	—	(198)	—
Share of (income) loss from investments accounted for under the equity method, net	17	(17)	14	(51)
Depreciation and amortization	3	2	7	5
Deferred income taxes	22	109	79	189
Stock based equity awards	24	(129)	115	6
Unrealized carried interest allocation, net	(130)	(165)	(70)	6
Net change in working capital balances	79	1,870	(473)	1,461
Other non-cash operating items	34	432	(39)	(179)

	526	2,667	487	2,268

Investing activities
Acquisitions
Property, plant and equipment	(3)	(2)	(4)	(19)
Equity accounted investments	(239)	(194)	(243)	(199)
Financial assets and other	(1)	(266)	(1)	(266)
Dispositions
Financial assets and other	11	126	11	410
Restricted cash and deposits	—	(3)	—	(3)

	(232)	(339)	(237)	(77)

Financing activities
Corporate borrowings	—	959	—	854
Capital repaid to parent	—	(3,050)	—	(2,695)
Contributions from redeemable non-controlling interests	1	166	1	166
Capital repaid to redeemable non-controlling interests	—	(266)	—	(266)
Issuance of related party loans	—	110	194	365
Repayment of related party loans	(39)	(1)	—	(73)
Advances provided to related parties	(29)	—	(124)	—
Preferred equity issuances	63	—	63	—
Issuance of tracking option	—	—	41	—
Distributions to redeemable non-controlling interests	—	(4)	—	(8)
Distributions to parent	(524)	(179)	(1,052)	(386)

	(528)	(2,265)	(877)	(2,043)
Cash and cash equivalents
Change in cash and cash equivalents	(234)	63	(627)	148
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(2)
Balance, beginning of period	3,152	2,577	3,545	2,494

Balance, end of period	$2,918	$2,640	$2,918	$2,640

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BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended		Six Months Ended

	2023	2022	2023	2022

Supplemental cash flow disclosures
Net change in working capital balances
Accounts receivable and other	$89	$(79)	$(46)	$(134)
Accounts payable and other	(242)	136	(269)	153
Due from affiliates	355	(203)	(8)	(732)
Due to affiliates	106	2,016	79	2,174
Income taxes paid	59	43	140	85
Interest paid	—	55	2	115
Financing Activities
Non-cash distribution	$229	$—	$229	$—

D-3-71	70

BROOKFIELD ASSET MANAGEMENT ULC

NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION

On May 12, 2022, Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation’s historical asset management business into the newly incorporated Brookfield Asset Management ULC (“our asset management business”). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”). These Condensed Consolidated and Combined Financial Statements represent the activities, assets and liabilities of the Corporation’s historical asset management business using a legal entity approach.

References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC’s asset management business focuses on renewable power and transition, infrastructure, real estate, private equity, and credit, operating in various markets globally.

The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

We describe in these footnotes the business held by us after the Arrangement as if it were a standalone business for all historical periods described. However, we were not a standalone separate entity with independently conducted operations prior to the completion of the Arrangement.

The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenues, net accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation provides, on a transitional basis, certain services to the Company to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues, net accounting policy in Note 2.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated and Combined Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. The Condensed Consolidated and Combined Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated and Combined Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated and Combined Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

These Condensed Consolidated and Combined Financial Statements should be read in conjunction with the audited consolidated financial statements included in the Managers 20-F for the year ended December 31, 2022. The financial statements for periods prior to and through the date of the Arrangement were prepared on a combined standalone basis and were derived from the Condensed Consolidated and Combined Financial Statements and accounting records of the Corporation. The financial statements for the period from December 9, 2022 through December 31, 2022, and for the year ended December 31, 2022 are consolidated financial statements of the Company and its subsidiaries, each of which is wholly owned, and is based on the financial position and results of operations of the Company as a standalone company.

Use of Estimates

The preparation of the Condensed Consolidated and Combined Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated and Combined Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated and Combined Financial Statements are reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion upon certain events. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. As at June 30, 2023, the Company is not the primary beneficiary of any VIEs.

All intercompany balances and transactions have been eliminated on consolidation.

Redeemable preferred shares non-controlling interest

Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“Tracking Shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest

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entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiary. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Condensed Consolidated and Combined Balance Sheet, outside of permanent equity.

The first series of tracking shares issued by Brookfield US Holdings Inc. (“BUSHI”), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of tracking shares has a redemption clause whereby the issuer may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. The Company issued 100 shares with a carrying value equal to redemption value of $2.0 billion.

The second series of tracking shares issued by Brookfield Manager Holdings Ltd. (“BMHL”) provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of tracking shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period. The Company issued 100 shares with a carrying value and redemption value equal to $nil.

In addition to the Tracking Shares, BUSHI also has class B preferred shares outstanding as at June 30, 2023, all of which are held by the Corporation. The class B preferred shares of BUSHI are redeemable at the option of both the holder and the issuer at $25 per share (the redemption amount) plus unpaid dividends, and are entitled to non-cumulative preferential cash dividends at 6.7% per annum on the redemption amount. These preferred shares are non-voting and rank junior to the BUSHI Tracking Shares and senior to common shares of the entity. Due to the currently exercisable holder redemption option, these shares are presented as a part of preferred share redeemable non-controlling interest within the Company’s Condensed Consolidated and Combined Balance Sheet, outside of permanent equity and measured at their redemption amount plus any dividends declared and unpaid at each reporting date.

The Company recognizes any change of the carrying amount of its preferred shares redeemable non-controlling interest in net income (loss) attributable to preferred share redeemable non-controlling interest in its Condensed Consolidated and Combined Statement of Comprehensive Income.

Non-controlling interest of consolidated subsidiaries

Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss.

Revenue recognition

Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.

D-3-74	73

Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.

Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.

The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a fund-by-fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investor in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.

Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies. These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Condensed Consolidated and Combined Balance Sheet.

Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.

Incentive distributions paid to us by our permanent capital vehicles are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.

Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Condensed Consolidated and Combined Balance Sheets as of the reporting date.

Performance fees — Performance fees are generated when the Company exceeds predetermined investment returns within Brookfield Business Partners L.P. (“BBU”) and on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.

Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.

Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date,

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irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Condensed Consolidated and Combined Statements of Operations as unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Condensed Consolidated and Combined Balance Sheet.

Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these Condensed Consolidated and Combined Financial Statements.

Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.

Interest and dividend revenue — Interest and dividend revenue comprise primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.

Other revenues, net

Other Revenues, net relates to the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company, and the Corporation.

Under the perpetual AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other Revenues, net in the Condensed Consolidated and Combined Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other Revenues, net in the Condensed Consolidated and Combined Statement of Comprehensive Income on a gross basis as the instruments vest.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.

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Fair value of financial instruments

U.S GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

•

Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

•

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

•

Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Level II Valuation Techniques

Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.

The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:

•

Equity Securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.

Level III Valuation Techniques

In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments where little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific

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factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.

Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.

Investments

Investments include (i) investments held by funds which the Company controls and consolidates and (ii) the Company’s ownership interests (typically general partner interests) in nonconsolidated funds which are accounted for as equity method investments.

(i) Investments at fair value under Consolidated Funds

Investments held in consolidated funds are measured at fair value as disclosed in Note 3. Upon the sale of an investment, the realized net gain or loss is computed using the weighted average cost on a first in, first out basis. Securities transactions are recorded on the trade date.

(ii) Company’s ownership interests in funds accounted for as equity method investments

Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate. Therefore, its investments in such Brookfield funds, which include both a proportionate and disproportionate allocation of the profits and losses, are accounted for under the equity method.

In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Condensed Consolidated and Combined Statements of Operations.

Refer to Note 3 for details in relation to equity accounted investments.

Compensation, benefits and fund operating expenses — Compensation and carried interest compensation

Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation cost relating to the issuance of equity-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares are classified as liabilities and are remeasured at the end of each reporting period.

Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation’s stock-based compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset

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management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.

In addition, as may be agreed with the Company from time to time, the Manager may award options or other long-term incentive awards to employees of the Company who will compensate the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Condensed Consolidated and Combined Statements of Operations as the instruments vest.

Refer to Note 8 for further details of the Company’s share-based compensation.

Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.

Other income (expense)

Other income (expense) in the Condensed Consolidated and Combined Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares in addition to investments in its sponsored funds.

Income taxes

The Company is an unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.

Prior to the Arrangement, the Company’s domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company’s standalone Condensed Consolidated and Combined Financial Statements in a manner that is systematic, rational, and consistent with the asset and liability method.

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.

The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Condensed Consolidated and Combined Statements of Operations.

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Related parties

In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.

The Company has certain loans and receivables within Due from Affiliates (Note 10) which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.

In addition to the Relationship Agreement and AMSA, the Corporation, the Manager and the Company have entered into the TSA pursuant to which (i) the Company agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services related to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Company to facilitate the orderly transition of the asset management business (the services, collectively, being “Transitional Services”). The Transitional Services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.

In the normal course of business, the Manager issues its equity-based compensation awards to the Company’s employees. The Company accounts for such transactions in accordance with ASC 505 Equity, and recognizes the entire cost of the awards, as they vest, as compensation expense and a corresponding increase in additional paid-in capital. As the Company reimburses the Manager for the cost of these awards, the reimbursement is recognized as a decrease in additional paid-in capital. As such, this arrangement with the Manager has a net impact on the Company’s condensed consolidated financial statements as if the Company had paid for the employee compensation in cash. To the extent that the Company reimburses the Manager before the associated awards vest, the Company recognizes the prepayment in Due from Affiliates.

See Note 10 for further detail on the related party transactions.

Dividends

Dividends are reflected in the Condensed Consolidated and Combined Financial Statements when declared.

3. INVESTMENTS

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2023	2022

Common shares (a)	$74	$75
Investments in affiliates (b)	1,383	1,309
Accrued carried interest - mature funds (c)	1,145	1,163
Accrued carried interest - new funds (c)	289	108
Equity method investments (d)
Equity interest in Oaktree	4,175	3,940
Equity interest in other affiliates	298	282

	$7,364	$6,877

Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.

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(a)

As at June 30, 2023, common share investments were $74 million. Common shares primarily represents investments of $64 million investment in Brookfield Renewable Energy L.P. (2022 - $64 million). Common share investments are carried at fair value with changes in fair value recorded on the Condensed Consolidated and Combined Statements of Operations in Other income (expenses), net.

(b)

As at June 30, 2023, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.3 billion (2022 - $1.2 billion) which is accounted for as an equity investment measured at its net asset value (“NAV”) in accordance with ASC 321, Investments - Equity Securities.

(c)

Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, regardless of whether such amounts have been realized.

The change in the Company’s accrued carried interest for mature funds during the three and six months ended June 30, 2023 is as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022

Balance, beginning of period	$1,145	$628	$1,163	$676
Changes in fund fair values	1	153	14	105
Realized carried interest	(1)	—	(32)	—

Balance, end of period	$1,145	$781	$1,145	$781

The change in the Company’s accrued carried interest for new funds during the three and six months ended June 30, 2023 is as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Balance, beginning of period	$174	$108
Changes in fund fair values	115	181
Realized carried interest	—	—

Balance, end of period	$289	$289

(d)

The Company’s equity method investments include a 68% (2022 - 64%) economic interest in Oaktree acquired on September 30, 2019, a 49.9% (2022 - 49.9%) economic interest in LCM Partner Group transferred into the Company on spin-off, a 35% economic interest in Primary Wave acquired on October 3, 2022, and a number of general partner investments in our private funds. The Company has significant influence, but not control, over the operating and financial policies of these equity method investees by virtue of having the ability to appoint members of these investee’s governing bodies. Despite a 68% economic interest, the Company does not control Oaktree due to less than 50% of board representation and other contractual agreements that prevent the Company from having a controlling financial interest.

The Company recognized in Share of income from equity accounted investments in its Condensed Consolidated and Combined Statement of Operations its share of earnings or losses from all of its equity method investments of $29 million and $87 million for the three months ended June 30, 2023 and June 30, 2022 respectively.

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The summarized financial information of all of the Company’s equity method investments for the three and six months ended June 30, 2023 is as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Revenues	$1,066	$1,767
Expense	(826)	(1,655)
Net income	240	112
Net income attributable to non-controlling interest	(11)	—

4.	VARIABLE INTEREST ENTITIES

The Company holds variable interest in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company’s investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company’s maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company’s capital interest and any unrealized carried interest. For the three months ended June 30, 2023 and 2022 the Company did not provide any amounts to unconsolidated VIEs other than its obligated commitments.

The assets and liabilities recognized in the Company’s Condensed Consolidated and Combined Balance Sheet related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

(UNAUDITED) AS AT JUNE 30 AND DECEMBER 31 (MILLIONS)	2023	2022

Investments	$21	$18
Due from affiliates	48	22

VIE related assets	69	40

Maximum exposure to loss	$69	$40

5.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the consolidated and combined financial statements: Accounts receivable and other (except as otherwise indicated below), Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, Accrued carried interest, and Redeemable non-controlling interest.

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The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at June 30, 2023 and December 31, 2022:

AS AT JUNE 30, 2023 (MILLIONS)	Level I	Level II	Level III	Total

Assets
Cash and cash equivalents	$2,918	$—	$—	$2,918
Accounts receivable and other	—	—	36	36
Common shares	—	—	74	74

Total assets	$2,918	$—	$110	$3,028

Liabilities				—
Accounts payable and other	$—	$—	$180	$180

Total liabilities	$—	$—	$180	$180

AS AT DECEMBER 31, 2022 (MILLIONS)	Level I	Level II	Level III	Total

Assets
Cash and cash equivalents	$3,545	$—	$—	$3,545
Accounts receivable and other	—	—	52	52
Common shares	—	—	75	75

Total assets	$3,545	$—	$127	$3,672

Liabilities				—
Accounts payable and other	$—	$—	$190	$190

Total liabilities	$—	$—	$190	$190

The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities recurringly measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of June 30, 2023 and December 31, 2022:

AS AT JUNE 30, 2023 (MILLIONS)	Fair Value	Valuation techniques	Unobservable inputs	Ranges	Weighted- average (a)	Impact to valuation from an increase in input

Common shares	$74	See note (b)	N/A	N/A	N/A	N/A
Accounts receivable and other	36	See note (d)	N/A	N/A	N/A	N/A
Accounts payable and other	180	See note (c)	N/A	N/A	N/A	N/A

AS AT DECEMBER 31, 2022 (MILLIONS)	Fair Value	Valuation techniques	Unobservable inputs	Ranges	Weighted- average (a)	Impact to valuation from an increase in input

Common shares	$75	See note (b)	N/A	N/A	N/A	N/A
Accounts receivable and other	52	See note (d)	N/A	N/A	N/A	N/A
Accounts payable and other	190	See note (c)	N/A	N/A	N/A	N/A

(a) Unobservable inputs were weighted based on the fair value of the investments included in the range.

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(b) Common shares as at June 30, 2023 relate to the Company’s $64 million (2022- $64 million) investment in Brookfield Renewable Energy L.P. which are being recorded at fair value on the Condensed Consolidated and Combined Balance Sheet.

(c) Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by other investors of Oaktree and Primary Wave under which the Company may be required to purchase additional shares of these investees using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of these instruments is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

(d) Accounts receivable and other recorded at fair value and categorized in Level III relate to a call option held by the Company to acquire additional shares of Primary Wave from other investors of the investee using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

During the three months ended June 30, 2023, there have been no changes in valuation techniques within Level II and Level III that have had a material impact on the valuation of financial instruments.

The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value and does not include gains or losses that were reported in Level III in prior years or for instruments that were transferred out of Level III prior to the end of the respective reporting period. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other income (expense) in the Condensed Consolidated and Combined Statements of Operations.

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2023 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other

Balance as at March 31, 2023	$74	$38	$193
Net purchases (redemptions)	—	—	—
Gains (losses) included in earnings	—	(2)	(13)

Balance as at June 30, 2023	$74	$36	$180

AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other

Balance as at December 31, 2022	$75	$52	$190
Net purchases (redemptions)	—	—	—
Gains (losses) included in earnings	(1)	(16)	(10)

Balance as at June 30, 2023	$74	$36	$180

6.	REVENUE

The Company focuses on a number of investment strategies, specifically renewable power and transition, infrastructure, private equity, real estate, and credit and other, operating in various markets including the United States, Canada, and the rest of the world.

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The following table sets out revenue disaggregated by segment.

FOR THE THREE MONTHS ENDED JUNE 30, 2023	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total

Management and advisory fees, net	$120	$211	$75	$191	$80	$677
Incentive distributions	28	65	—	—	—	93

	$148	$276	$75	$191	$80	$770

FOR THE THREE MONTHS ENDED JUNE 30, 2022	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total

Management and advisory fees, net	$125	$164	$48	$185	$59	$581
Incentive distributions	23	61	—	—	—	84

	$148	$225	$48	$185	$59	$665

FOR THE SIX MONTHS ENDED JUNE 30, 2023	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total

Management and advisory fees, net	$239	$418	$138	$397	$182	$1,374
Incentive distributions	56	131	—	—	—	187

	$295	$549	$138	$397	$182	$1,561

FOR THE SIX MONTHS ENDED JUNE 30, 2022	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total

Management and advisory fees, net	$242	$362	$91	$354	$119	$1,168
Incentive distributions	48	120	—	—	—	168

	$290	$482	$91	$354	$119	$1,336

7.	INCOME TAXES

The Company’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended June 30, 2023, and 2022.

As of June 30, 2023 and December 31, 2022, the company did not have any material unrecognized tax benefits related to uncertain tax positions.

The company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of June 30, 2023, the company’s Canadian income tax returns for the years 2018 through 2022 are open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2021 are currently subject to examination.

8.	SHARE-BASED COMPENSATION

The Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

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The expense recognized for share-based compensation is summarized in the following table:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Expenses arising from equity-settled share-based payment transactions	$22	$45
Expense (recovery) arising from cash-settled share-based payment transactions	2	70

	$24	$115

The share-based payment plans are described below.

Management Share Option Plan

Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three and six months ended June 30, 2023, the total expense incurred with respect to MSOP totaled $6 million and $13 million, respectively.

Escrowed Stock Plan

Under the Escrowed Stock Plan (“ES”) Plans, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares of the Manager and the Corporation. The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private Escrow companies will be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued.

For the three and six months ended June 30, 2023, the total expense incurred with respect to the ES Plan totaled $4 million and $8 million, respectively.

Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

Compensation expense for the three and six months ended June 30, 2023 is $12 million and $25 million, respectively.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.

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The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. The fair value of the vested DSUs and RSUs as at June 30, 2023 was $234 million.

Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs and RSUs. The new grant of DSUs as part of the make-whole arrangement is considered a modification under ASC 718, Compensation—Stock Compensation. The amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the three months ended and six months ended June 30, 2023, employee compensation recovery totaled $2 million and $70 million, respectively.

9.	PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST

In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporation’s holdings in BUSHI’s and BMHL’s common shares.

The preferred shares are denoted as a form of preferred shares, which we also refer to as tracking shares and represents a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly dividends when declared by BUSHI and BMHL. The BUSHI preferred shares are redeemable at the option of the issuer after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interest.

In addition to the tracking shares, BUSHI has issued class B preferred shares during the six months ended June 30, 2023 which are redeemable at the option of both the holder and the issuer at $25 per share (the redemption amount) plus unpaid dividends. These preferred shares are non-voting and rank junior to the BUSHI tracking shares and senior to common shares of the entity, and are entitled to non-cumulative cash dividends at 6.7% per annum on their redemption amount. As they are currently redeemable, the Company measures these preferred shares at their redemption amount at each reporting date.

The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI tracking shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL tracking shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected. In addition, since the redemption amount of the BUSHI class B preferred shares do not change, and any dividends declared are expected to be paid on or prior to each reporting date, no adjustment to the carrying value of these preferred shares is expected.

The movement in the carrying value of the preferred shares redeemable non-controlling interest is as follows:

AS AT AND FOR THE PERIOD ENDED JUNE 30, 2023 (MILLIONS)	Three Months Ended	Six Months Ended
	2023	2023

Opening balance	$1,864	$1,811
Net issuances (redemptions)	78	150
Changes in redemption value included in net income attributable to preferred share non-controlling interest	90	71

Balance as at June 30, 2023	$2,032	$2,032

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10.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities. During the three and six months ended June 30, 2023, the Company recorded $884 million and $1.7 billion of revenues derived from related party transactions on its Consolidated and Combined Statement of Operations (2022 – $828 million and $1.5 billion, respectively).

In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from equity compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Condensed Consolidated and Combined Balance Sheets.

Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Consolidated and Combined Statements of Operations. During the three and six months ended June 30, 2023, under this arrangement, the Company has recognized $42 million and $95 million in the Consolidated and Combined Statements of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to the Company employees.

As outlined in the Relationship Agreement, the Corporation is responsible for certain costs associated with the options and other awards for certain employees, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenue in the Consolidated and Combined Statement of Operations on a gross basis as the instruments vest. During the three and six months ended June 30, 2023, the Manager has recognized a charge of $16 million and a recharge of $165 million, respectively in the Condensed Consolidated and Combined Statement of Comprehensive Income under this arrangement.

In the current period, the Asset Management Company declared a non-cash distribution to the Corporation in the amount of $229 million which has been recorded in the Condensed Consolidated and Combined Statement of Changes in Equity

Due from affiliates and due to affiliates consisted of the following:

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022

Due from Affiliates
Loans to affiliates	$1,383	$1,317
Receivables from affiliates related to share and cash-based compensation	649	801
Loans to related parties	97	3

	$2,129	$2,121

Due to Affiliates
Operating payables due to related parties	$657	$786
Payables to affiliates related to share and cash-based compensation to carried interest	38	25
Borrowings from related parties	195	—

	$890	$811

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Due from affiliates

Due from affiliates of $2.1 billion (2022 - $2.1 billion) consists of $1.4 billion (2022 - $1.3 billion) of loans to affiliates which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of L-375 bps or a fixed interest rate of 0.14%. The prior period non-operating loans to related parties are unsecured with floating rates of L-375bps or fixed interest rates ranging from 2.5% – 6.5%. Maturities on loans to related parties range from 2023 to 2057. The loans were generally issued to finance acquisitions and fund commitments.

During the six months ended June 30, 2023, the Company paid the Manger $88 million as a prepayment for equity based compensation granted to the Company’s employees which has been recognized by the Company as a prepayment for compensation expense in Due from affiliates. The Company also made a $15 million prepayment to the Manger under the AMSA for equity based compensation, which has been recognized in Due from Affiliates. The Company also issued to the Manager options to acquire the Company’s shares, which are accounted for as the Company’s equity in Additional Paid-In Capital at their fair value on issuance date of $41 million. These options are options that track to certain Manager stock options issued under its Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as these awards.

Due to affiliates

Due to affiliates of $890 million (2022 - $811 million) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable and borrowings from the Manager under the line of credit.

11.	COMMITMENTS AND CONTINGENCIES

Commitments

On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $2.0 billion of the total commitment as of June 30, 2023 (December 31, 2022 – $1.8 billion).

In the normal course of business, the Company enters into contractual obligations which include commitments to provide guarantees. As at June 30, 2023 the total amount of these guarantees was $700 million.

Contingencies

Litigation

The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

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BROOKFIELD ASSET MANAGEMENT LTD.

Brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United Kingdom
One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia
Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida das Nações Unidas,
14.261
Edifício WT Morumbi
Ala B - 20° andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates
Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

OAKTREE CORPORATE OFFICES

United States
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United Kingdom
Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong
Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America
Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America
Bogotá
Lima

BROOKFIELD ASSET MANAGEMENT LTD. Brookfield.com NYSE: BAM TSX: BAM.A BROOKFIELD CORPORATE OFFICES United States Brookfield Place 250 Vesey Street 15dh Floor New York, NY 10281·0221 +1.212.417.7000 Canada Brookfield Place 181 Bay Street, Suite 100 Bay Wellington Tower Toronto, ON MSJ 2T3 +1.416.363.9491 United Kingdom One Canada Square level25 Canary Wharf london E14 SM +44.20.7659.3500 Australia Brookfield Place level 19 1 0 Carrington Street Sydney, NSW 2000 +61.2.9158.51 00 Brazil Avenida das Na~Oes Unidas, 14.261 Edifido WT Morumbi Ala B · 20” andar Mo:rumbi ·Sao Paulo· SP CEP 04794·000 +55 (11) 2540.9150 United Arab Emirates level 24, lCD Brookfield Place AI Mustaqbal Street, DIFC P.O. Box 507234 Dubai +971.4.597.01 00 India Unit 1 4th Floor, Godrej BKC Bandra Kurla Complex Mumbai 400 051 +91.22.6600.0700 China Unit01, 11F Tower C, One East No. 768 South Zhongshan 1st Road Huangpu District, Shanghai 200023 +86.21.2306.0700 OAKTREE CORPORATE OFFICES United States 1301 Avenue of the Americas 34th Floor New York, NY 10019 +1.212.284.1900 United States 333 South Grand Avenue 28dh Floor Los. Angeles, CA 900 71 + 1.213.830.6300 United Kingdom Verde 10 Bressenden Place London SW1 E SOH + 44.20.7201.4600 Hong Kong Suite 2001, 20/F Cham pion Tower 3 Garden Road Central +852.3655.6800 REGIONAL OFFICES (BROOKFIELD & OAKTREE) No·rth America South America Bermuda Bogota Brentwood lima Calgary Chicago Houston los. Angeles Stamford Varncouver Europe / UAE Amsterdam Dublin Frankfurt Helsinki Luxembourg Paris Madrid Dubai Asia Pacific Sydney Beijing Hong Kong Shanghai Seoul Singapore Tokyo

D-3-90	89

Annex E

IOWA CODE

Title XII – BUSINESS ENTITIES

Chapter 490 – BUSINESS CORPORATIONS

Division XIII – APPRAISAL RIGHTS

PART 1

490.1301. Subchapter definitions

As used in this subchapter:

1.

“Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive of such person. For purposes of section 490.1302, subsection 2, paragraph “d”, a person is deemed to be an affiliate of its senior executives.

2.

“Corporation” means the domestic corporation that is the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 490.1322 through 490.1331, “corporation” includes the survivor of a merger.

3.	“Fair value” means the value of the corporation’s shares determined according to the following:

a.	Immediately before the effectiveness of the corporate action to which the shareholder objects.

b.	Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal.

c.	Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles of incorporation pursuant to section 490.1302, subsection 1, paragraph “d”.

4.

“Interest” means interest from the date the corporate action becomes effective until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

5.

“Interested transaction” means a corporate action described in section 490.1302, subsection 1, other than a merger pursuant to section 490.1105, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this subsection:

a.

“Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all shares having voting power of the corporation beneficially owned by any member of the group.

b.

“Excluded shares” means shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year before the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

c.

“Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action was or had any of the following:

(1)	Was the beneficial owner of twenty percent or more of the voting power of the corporation, other than as owner of excluded shares.

(2)

Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent or more of the directors to the board of directors of the corporation.

(3)

Was a senior executive or director of the corporation or a senior executive of any affiliate of the corporation, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

(a)	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.
(b)

Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 490.862.

(c)

In the case of a director of the corporation who will, in the corporate action, become a director or governor of the acquiror or any of its affiliates, rights, and benefits as a director or governor that are provided on the same basis as those afforded by the acquiror generally to other directors or governors of such entity or such affiliate.

6.	“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

7.	“Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and any individual in charge of a principal business unit or function.

8.	“Shareholder” means a record shareholder, a beneficial shareholder, and a voting trust beneficial owner.

89 Acts, ch 288, § 131; 2000 Acts, ch 1211, § 2; 2002 Acts, ch 1154, § 78, 125; 2012 Acts, ch 1023, § 157; 2013 Acts, ch 31, § 50, 82; 2014 Acts, ch 1001, § 1; 2019 S.F. 333, § 104(6), effective July 1, 2019; 2021 Acts, ch 165, § 158, effective January 1, 2022.

490.1302. Right to appraisal

1.	A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

a.	Consummation of a merger to which the corporation is a party if any of the following apply:

(1)

Shareholder approval is required for the merger by section 490.1104 or would be required but for the provisions of section 490.1104, subsection 10, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger.

(2)	The corporation is a subsidiary and the merger is governed by section 490.1105.

b.

Consummation of a share exchange to which the corporation is a party the shares of which will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not acquired in the share exchange.

c.

Consummation of a disposition of assets pursuant to section 490.1202 if the shareholder is entitled to vote on the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if all of the following apply:

(1)

Under the terms of the corporate action approved by the shareholders there is to be distributed to shareholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in sections 490.1406 and 490.1407, if the distribution is made subject to all of the following:

(a)	Within one year after the shareholders’ approval of the action.

(b)	In accordance with the shareholders’ respective interests determined at the time of distribution.

(2)	The disposition of assets is not an interested transaction.

d.

An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created.

e.

Any other merger, share exchange, disposition of assets, or amendment to the articles of incorporation, in each case to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

f.

Consummation of a domestication pursuant to section 490.920 if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest of the total voting rights of the outstanding shares of the foreign corporation, as the shares held by the shareholder before the domestication.

g.	Consummation of a conversion of the corporation to a nonprofit corporation pursuant to section 490.930.

h.	Consummation of a conversion of the corporation to an unincorporated entity pursuant to section 490.930.

2.	Notwithstanding subsection 1, the availability of appraisal rights under subsection 1, paragraphs “a”, “b”, “c”, “d”, “f”, and “h”, shall be limited in accordance with the following provisions:

a.	Appraisal rights shall not be available for the holders of shares of any class or series of shares which is any of the following:

(1)	A covered security under section 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended.

(2)

Traded in an organized market and has at least two thousand shareholders and a market value of at least twenty million dollars, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives and directors, and by any beneficial shareholder and any voting trust beneficial owner owning more than ten percent of such shares.

(3)

Issued by an open-end management investment company registered with the United States securities and exchange commission under the federal Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq., and which may be redeemed at the option of the holder at net asset value.

b.	The applicability of paragraph “a” shall be determined according to the following:

(1)

The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights or in the case of an offer made pursuant to section 490.1104, subsection 10, the date of such offer.

(2)

If there is no meeting of shareholders and no offer made pursuant to section 490.1104, subsection 10, the day before the consummation of the corporate action or effective date of the amendment of the articles of incorporation, as applicable.

c.	Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 under the following circumstances:

(1)

For the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph “a”, at the time the corporate action becomes effective.

(2)

For the holders of any class or series of shares, in the case of the consummation of a disposition of assets pursuant to section 490.1202, unless the cash, shares, or proprietary interests received in the disposition are, under the terms of the corporate action approved by the shareholders, to be distributed to the shareholders, as part of a distribution to shareholders of the net assets of the corporation in excess of a reasonable amount to meet claims of the type described in sections 490.1406 and 490.1407, if the distribution is made subject to all of the following:

(a)	Within one year after the shareholders’ approval of the action.

(b)	In accordance with the shareholders’ respective interests determined at the time of the distribution.

d.

Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 for the holders of any class or series of shares where the corporate action is an interested transaction.

3.

Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred shares, except that the following shall apply:

a.

Except as provided in paragraph “b”, no such limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as part of a group, on the action or if the action is a conversion under section 490.930, or a merger having a similar effect as a conversion in which the converted entity is an eligible entity.

b.

Any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately before the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment, shall not apply to any corporate action that becomes effective within one year after the effective date of such amendment if such action would otherwise afford appraisal rights.

89 Acts, ch 288, § 132; 2002 Acts, ch 1154, § 79, 125; 2008 Acts, ch 1162, § 122, 155; 2013 Acts, ch 31, § 51 - 55, 82; 2013 Acts, ch 140, § 72; 2015 Acts, ch 30, § 158, effective July 1, 2015; 2019 Acts, ch 20, § 17, effective July 1, 2019; 2021 Acts, ch 165, § 159, effective January 1, 2022.

490.1303. Assertion of rights by nominees and beneficial shareholders

1.

A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder or a voting trust beneficial owner only if the record shareholder objects with respect to all shares of a class or series owned by the beneficial shareholder or the voting trust beneficial owner and notifies the corporation in writing of the name and address of each beneficial shareholder or voting trust beneficial owner on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

2.

A beneficial shareholder and a voting trust beneficial owner may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder does all of the following:

a.

Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in section 490.1322, subsection 2, paragraph “b”, subparagraph (2).

b.	Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder or the voting trust beneficial owner.

89 Acts, ch 288, § 133; 2002 Acts, ch 1154, § 80, 125; 2002 Acts, ch 1175, § 91; 2021 Acts, ch 165, § 160, effective January 1, 2022.

490.1304 to 490.1319. Reserved

490.1304 to 490.1319. Reserved

PART 2

490.1320. Notice of appraisal rights

1.

Where any corporate action specified in section 490.1302, subsection 1, is to be submitted to a vote at a shareholders’ meeting, the meeting notice, or where no approval of such action is required pursuant to section 490.1104, subsection 10, the offer made pursuant to that section, must state that the corporation has concluded that appraisal rights are, are not, or may be available under this subchapter. If the corporation concludes that appraisal rights are or may be available, a copy of this subchapter must accompany the meeting notice or offer sent to those record shareholders entitled to exercise appraisal rights.

2.

In a merger pursuant to section 490.1105, the parent entity shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within ten days after the corporate action became effective and include the materials described in section 490.1322.

3.	Where any corporate action specified in section 490.1302, subsection 1, is to be approved by written consent of the shareholders pursuant to section 490.704, all of the following apply:

a.

Written notice that appraisal rights are, are not, or may be available shall be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, the notice must be accompanied by a copy of this subchapter.

b.

Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by section 490.704, subsections 5 and 6, may include the materials described in section 490.1322, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this subchapter.

4.

Where corporate action described in section 490.1302, subsection 1, is proposed, or a merger pursuant to section 490.1105 is effected, the notice referred to in subsection 1 or 3, if the corporation concludes that appraisal rights are or may be available, and in subsection 2 must be accompanied by all of the following:

a.	Financial statements of the corporation that issued the shares that may be subject to appraisal, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of the notice, an income statement for that year, and a cash flow statement for that year; provided that, if such financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information.

b.	The latest interim financial statements of such corporation, if any.

5.	The right to receive the information described in subsection 4 may be waived in writing by a shareholder before or after the corporate action.

89 Acts, ch 288, § 134; 2002 Acts, ch 1154, § 81, 125; 2013 Acts, ch 31, § 56, 82; 2016 Acts, ch 1073, § 139, effective July 1, 2016; 2019 S.F. 333, § 104(6), effective July 1, 2019; 2021 Acts, ch 165, § 161, effective January 1, 2022.

490.1321. Notice of intent to demand payment and consequences of voting or consenting

1.

If a corporate action specified in section 490.1302, subsection 1, is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do all of the following:

a.	Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

b.	Not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

2.

If a corporate action specified in section 490.1302, subsection 1, is to be approved by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

3.

If a corporate action specified in section 490.1302, subsection 1, does not require shareholder approval pursuant to section 490.1104, subsection 10, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do all of the following:

a.	Deliver to the corporation before the shares are purchased pursuant to the offer written notice of the shareholder’s intent to demand payment if the proposed action is effected.

b.	Not tender, or cause or permit to be tendered, any shares of such class or series in response to such offer.

4.	A shareholder who fails to satisfy the requirements of subsection 1, 2, or 3 is not entitled to payment under this subchapter.

89 Acts, ch 288, § 135; 2002 Acts, ch 1154, § 82, 125; 2013 Acts, ch 31, § 57, 82; 2021 Acts, ch 165, § 162, effective January 1, 2022.

490.1322. Appraisal notice and form

1.

If a corporate action requiring appraisal rights under section 490.1302, subsection 1, becomes effective, the corporation shall deliver a written appraisal notice and form required by subsection 2, to all shareholders who satisfy the requirements of section 490.1321, subsection 1, 2, or 3. In the case of a merger under section 490.1105, the parent shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

2.

The appraisal notice shall be delivered no earlier than the date the corporate action specified in section 490.1302, subsection 1, became effective, and no later than ten days after such date, and must do all of the following:

a.	Supply a form that does all of the following:

(1)	Specifies the first date of any announcement to shareholders made before the date the corporate action became effective of the principal terms of the proposed corporate action.

(2)

If such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date.

(3)	Requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction as to the class or series of shares for which appraisal is sought.

b.	State all of the following:

(1)

Where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates must be deposited, which date shall not be earlier than the date by which the corporation must receive the required form under subparagraph (2).

(2)

A date by which the corporation shall receive the form, which date shall not be fewer than forty nor more than sixty days after the date the appraisal notice is sent under subsection 1, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

(3)	The corporation’s estimate of the fair value of the shares.

(4)

That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in subparagraph (2) the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

(5)	The date by which the notice to withdraw under section 490.1323 shall be received, which date shall be within twenty days after the date specified in subparagraph (2).

c.	Be accompanied by a copy of this subchapter.

89 Acts, ch 288, § 136; 91 Acts, ch 211, § 8; 2002 Acts, ch 1154, § 83, 125; 2013 Acts, ch 31, § 58 - 61, 82; 2019 S.F. 333, § 104(6), effective July 1, 2019; 2021 Acts, ch 165, § 163, effective January 1, 2022.

490.1323. Perfection of rights—right to withdraw

1.

A shareholder who receives notice pursuant to section 490.1322 and who wishes to exercise appraisal rights shall sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (2). In addition, if applicable, the shareholder shall certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 490.1322, subsection 2, paragraph “a”, subparagraph (1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 490.1325. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection 2.

2.

A shareholder who has complied with subsection 1 may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (5). A shareholder who fails to so withdraw from the appraisal process shall not thereafter withdraw without the corporation’s written consent.

3.

A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in section 490.1322, subsection 2, shall not be entitled to payment under this subchapter.

89 Acts, ch 288, § 137; 2002 Acts, ch 1154, § 84, 125; 2003 Acts, ch 44, § 86; 2013 Acts, ch 31, § 62, 82; 2019 S.F. 333, § 104(6), effective July 1, 2019; 2021 Acts, ch 165, § 164, effective January 1, 2022

490.1324. Payment

1.

Except as provided in section 490.1325, within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, the corporation shall pay in cash to those shareholders who complied with section 490.1323, subsection 1, the amount the corporation estimates to be the fair value of their shares, plus interest.

2.	The payment to each shareholder pursuant to subsection 1 must be accompanied by all of the following:

a.

(1)

Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and a cash flow statement for that year; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information.

(2)	The latest interim financial statements of such corporation, if any.

b.

A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (3).

c.

A statement that shareholders described in subsection 1 have the right to demand further payment under section 490.1326 and that if any such shareholder does not do so within the time period specified in section 490.1326, subsection 2, such shareholder shall be deemed to have accepted the payment under subsection 1 in full satisfaction of the corporation’s obligations under this subchapter.

89 Acts, ch 288, § 138; 2002 Acts, ch 1154, § 85, 125; 2003 Acts, ch 44, § 87; 2013 Acts, ch 31, § 63, 82; 2021 Acts, ch 165, § 165, effective January 1, 2022

490.1325. After-acquired shares

1.

A corporation may elect to withhold payment required by section 490.1324 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to section 490.1322, subsection 2, paragraph “a”.

2.

If the corporation elected to withhold payment under subsection 1, within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, the corporation shall notify all shareholders who are described in subsection 1 regarding all of the following:

a.	Of the information required by section 490.1324, subsection 2, paragraph “a”.

b.	Of the corporation’s estimate of fair value pursuant to section 490.1324, subsection 2, paragraph “b”.

c.	That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 490.1326.

d.	That those shareholders who wish to accept such offer shall so notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer.

e.	That those shareholders who do not satisfy the requirements for demanding appraisal under section 490.1326 shall be deemed to have accepted the corporation’s offer.

3.

Within ten days after receiving the shareholder’s acceptance pursuant to subsection 2, paragraph “d”, the corporation shall pay in cash the amount it offered under subsection 2, paragraph “b”, plus interest to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

4.

Within forty days after delivering the notice described in subsection 2, the corporation shall pay in cash the amount it offered to pay under subsection 2, paragraph “b”, plus interest to each shareholder described in subsection 2, paragraph “e”.

89 Acts, ch 288, § 139; 91 Acts, ch 211, § 9; 2002 Acts, ch 1154, § 86, 125; 2013 Acts, ch 31, § 64, 82; 2021 Acts, ch 165, § 166, effective January 1, 2022.

490.1326. Procedure if shareholder dissatisfied with payment or offer

1.

A shareholder paid pursuant to section 490.1324 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate, less any payment under section 490.1324 plus interest. A shareholder offered payment under section 490.1325 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

2.

A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection 1 within thirty days after receiving the corporation’s payment or offer of payment under section 490.1324 or 490.1325, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

89 Acts, ch 288, § 140; 91 Acts, ch 211, § 10; 97 Acts, ch 171, § 13; 2002 Acts, ch 1154, § 87, 125; 2021 Acts, ch 165, § 167, effective January 1, 2022.

490.1327, 490.1328. Repealed by Acts 2002 (79 G.A.) ch. 1154, § 123

490.1327, 490.1328. Repealed by Acts 2002 (79 G.A.) ch. 1154, § 123

490.1329. Reserved

PART 3

490.1330. Court action

1.

If a shareholder makes a demand for payment under section 490.1326 which remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 490.1326 plus interest.

2.

The corporation shall commence the proceeding in the district court of the county where the corporation’s principal office or, if none, its registered office in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

3.

The corporation shall make all shareholders, regardless of whether they are residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.

The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

5.	Each shareholder made a party to the proceeding is entitled to judgment for any of the following:

a.	The amount, if any, by which the court finds the fair value of the shareholder’s shares exceeds the amount paid by the corporation to the shareholder for such shares, plus interest.

b.	The fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 490.1325.

89 Acts, ch 288, § 143; 2000 Acts, ch 1211, § 1; 2002 Acts, ch 1154, § 88, 125; 2014 Acts, ch 1001, § 2; 2021 Acts, ch 165, § 168, effective January 1, 2022.

490.1331. Court costs and expenses

1.

The court in an appraisal proceeding commenced under section 490.1330 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts which the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subchapter.

2.	The court in an appraisal proceeding may also assess the expenses of the respective parties in amounts the court finds equitable, against any of the following:

a.

The corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section 490.1320, 490.1322, 490.1324, or 490.1325.

b.

Either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subchapter.

3.

If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.

4.

To the extent the corporation fails to make a required payment pursuant to section 490.1324, 490.1325, or 490.1326, the shareholder may sue directly for the amount owed, and to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

89 Acts, ch 288, § 144; 2002 Acts, ch 1154, § 89, 125; 2013 Acts, ch 31, § 65, 82; 2019 S.F. 333, § 104(6), effective July 1, 2019; 2021 Acts, ch 165, § 169, effective January 1, 2022.490.1332 to 490.1339. Reserved

490.1332 to 490.1339. Reserved

490.1340. Other remedies limited

1.

The legality of a proposed or completed corporate action described in section 490.1302, subsection 1, shall not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

2.	Subsection 1 does not apply to a corporate action that meets any of the following conditions:

a.	Was not authorized and approved in accordance with the applicable provisions of any of the following:

(1)	Subchapter IX, X, XI, or XII.

(2)	The articles of incorporation or bylaws.

(3)	The resolution of the board of directors authorizing the corporate action.

b.

Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

c.

Is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in section 490.862 and has been approved by the shareholders in the same manner as is provided in section 490.863 as if the interested transaction were a director’s conflicting interest transaction.

d.	Is approved by less than unanimous consent of the voting shareholders pursuant to section 490.704 if all of the following apply:

(1)

The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten days before the corporate action was effected.

(2)	The proceeding challenging the corporate action is commenced within ten days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

2013 Acts, ch 31, § 66, 82; 2019 S.F. 333, § 104(6), effective July 1, 2019; 2021 Acts, ch 165, § 170, effective January 1, 2022.

490.1341 to 490.1400. Reserved

490.1341 to 490.1400. Reserved